================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                 ---------------


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           Date:            14th December 2001


                             NATIONAL GRID GROUP plc

                               (Registrant's Name)

                               15 Marylebone Road
                                     London
                                     NW1 5JD
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F [X]                  Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]                        No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.




                             NATIONAL GRID GROUP plc



                                                 By: /s/  David Forward

                                                     Name: David C Forward

                                                     Title: Assistant Secretary




Date: 14th December 2001

                            NATIONAL GRID GROUP PLC
                                 EXHIBIT INDEX
Exhibit No.      Description                                      Page
-----------      -----------                                      ----

99(a)            Circular regarding Scheme of Arrangement         Filed herewith
99(b)            Listing Particulars                              Filed herewith
99(c)            Summary Listing Particulars                      Filed herewith

                                                                   Exhibit 99(a)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.


If you have sold or otherwise transferred all of your National Grid Shares or National Grid ADSs, you should send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

N M Rothschild & Sons Limited, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to National Grid and as financial adviser and sponsor to New National Grid and for no one else in connection with the Scheme, the Acquisition and the proposed listing of the New National Grid Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than National Grid and New National Grid for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Scheme, the Acquisition, the proposed listing or admission to trading.

--------------------------------------------------------------------------------
                            [LOGO]    NATIONAL GRID



                             Scheme of Arrangement
                                  to establish


                             New National Grid plc


                           as the holding company of

                            National Grid Group plc


                  under section 425 of the Companies Act 1985
--------------------------------------------------------------------------------

Your attention is drawn to the letter from the Chairman of National Grid set out on pages 9 to 11 of this document which recommends you to vote in favour of the proposals at the Court Meeting and the Scheme EGM referred to below.

Notices convening the Court Meeting and the Scheme EGM of National Grid to be held in the Butterworth Hall, Warwick Arts Centre, Coventry CV4 7AL on
7 January 2002 commencing, respectively, at 11.00 a.m., and 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting) are set out on pages 53 to 62 of this document. The doors to the Court Meeting will be open from 9.30 a.m. and you are advised to time your journey to enable you to arrive in good time for the start of the Meeting. A map showing the location of Warwick Arts Centre is printed on the reverse of the enclosed attendance card. Free car parking will be available as shown on the map. Free shuttle buses will run between Warwick Arts Centre and the parking area and between Warwick Arts Centre and Coventry railway station.

Whether or not you intend to be present at the meetings, please complete and return the Forms of Proxy accompanying this document as soon as possible and in any event so as to arrive no later than 11.00 a.m. for the Court Meeting and 11.15 a.m. for the Scheme EGM on 5 January 2002 (although the Form of Proxy for the Court Meeting (Card A) may be handed to the Chairman before the start of the Meeting). Alternatively, you may appoint a proxy using the internet by logging on to the website at www.sharevote.co.uk. If you have registered for a Shareview portfolio, you may also appoint a proxy by logging on to the website at www.shareview.co.uk and clicking on "Company Meetings". Full details of the procedures are given on the websites. Further details on the action you should take are set out in section 16 of Part II of this document. A holder of National Grid ADSs should complete the voting instruction card in relation to the voting rights attached to the National Grid Shares represented by their National Grid ADSs and return the card to The Bank of New York, Proxy Department, New York, NY 10203-0399, USA as soon as possible and in any event by 5.00 p.m. (New York time) on 3 January 2002. If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

Listing Particulars dated 10 December 2001 relating to New National Grid have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. The Listing Particulars are available as set out in section 15 of Part II of this document.

New National Grid and National Grid have been advised that the New National Grid Shares to be issued pursuant to the Scheme will be exempt from the registration requirements of the US Securities Act of 1933, as amended, by virtue of section 3(a)(10) thereof and, as a consequence, the New National Grid Shares to be issued pursuant to the Scheme have not been registered under that Act. The New National Grid Shares to be issued pursuant to the Acquisition and represented by the New National Grid ADSs have been registered under the US Securities Act of 1933, as amended.

                                    CONTENTS

                                                                           Page

Outline expected timetable                                                    3

Definitions                                                                   4

Part I:                Letter from the Chairman                               9

        1.             Introduction                                           9

        2.             Effect of the Scheme                                   9

        3.             Reasons for the Scheme                                10

        4.             Acquisition of Niagara Mohawk                         10

        5.             Action to be taken                                    10

        6.             Recommendation                                        11

Part II:               Explanation of the Scheme and its effects             12

        1.             Introduction                                          12

        2.             Summary of the Scheme                                 12

        3.             Reduction of the share capital of New National Grid   13

        4.             Implementation of the Scheme                          13

        5.             Effect of the Scheme                                  14

        6.             Changes to the National Grid Articles                 15

        7.             Directors                                             15

        8.             Taxation                                              15

        9.             Listing, dealings, share certificates, ADS
                       certificates and settlement                           15

        10.            Memorandum and Articles of Association of New
                       National Grid                                         16

        11.            Employee share schemes                                16

        12.            Overseas shareholders                                 17

        13.            Consents and meetings                                 17

        14.            Authorities relating to New National Grid             19

        15.            Listing Particulars                                   19

        16.            Action to be taken                                    19

        17.            Further information                                   20

Part III:              Scheme of Arrangement                                 21

Part IV:               Additional information                                25

        1.             Introduction                                          25

        2.             Incorporation and activity of New National Grid       25

        3.             Share capital                                         25

        4.             Substantial shareholdings                             28

        5.             Summary of the principal differences between the
                       New National Grid Articles and the National
                       Grid Articles                                         29

        6.             Directors, Secretary and Proposed Directors of New
                       National Grid                                         30

        7.             Directors' interests in National Grid and New
                       National Grid                                         33

        8.             Options over National Grid Shares                     36

        9.             Effect of the Scheme on the National Grid Share
                       Schemes                                               37

        10.            Proposed New National Grid Share Plans                39

        11.            Long-term incentive plans operated by Niagara Mohawk  47

        12.            UK taxation                                           48

        13.            US taxation                                           49

        14.            Summary of conditions of use of the internet proxy
                       appointment and voting instruction service            51

        15.            Additional information                                52

        16.            Documents available for inspection                    52

Part V:                Notices of meetings                                   53

        1.             Notice of Court Meeting                               53

        2.             Notice of Scheme EGM                                  55

Instructions on completing Forms of Proxy                                    63

                           OUTLINE EXPECTED TIMETABLE


      All times in this document are London times unless otherwise stated

         3 January 2002                    5.00 p.m. (New York time): Latest
                                           time for receipt by the Depositary
                                           of voting instruction cards in
                                           respect of the National Grid
                                           ADSs(1)

         5 January 2002                    11.00 a.m.: Latest requested time
                                           for receipt of Forms of Proxy for
                                           the Court Meeting (Card A)(2)

                                           11.15 a.m.: Latest time for receipt
                                           of Forms of Proxy for the Scheme
                                           EGM (Card B)

         7 January 2002                    11.00 a.m.: Court Meeting

                                           11.15 a.m.: Scheme EGM(3)

         Early 2002                        Court Hearing of the Petition to
                                           sanction the Scheme(4)

         Early 2002                        Scheme Record Date, which will be
                                           the last day of dealings in
                                           National Grid Shares and National
                                           Grid ADSs, and which will be the
                                           business day before the Scheme
                                           Effective Date(4)

         Early 2002                        Scheme Effective Date:(4)

                                           8.00 a.m.: Dealings in New National
                                           Grid Shares issued pursuant to the
                                           Scheme commence on the London Stock
                                           Exchange


                                           8.00a.m.: Crediting of New
                                           National Grid Shares to CREST
                                           accounts

                                           9.30 a.m. (New York time): Dealings
                                           in New National Grid ADSs arising
                                           from the Scheme commence on the
                                           NYSE

         Early 2002                        Despatch of New National Grid Share
                                           certificates within ten business
                                           days after the Scheme Effective
                                           Date(4)




Notes:

(1) If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

(2) Forms of Proxy for the Court Meeting (Card A) not returned by this time may be handed to the Chairman of the Court Meeting before the start of the meeting.

(3) To commence at the time specified or, if later, immediately following the conclusion or adjournment of the Court Meeting.

(4) The actual dates for these events in 2002 will be set by reference to the date on which the SEC approves the Acquisition and upon agreement with the Court. Following receipt of the SEC approval of the Acquisition, the dates will be notified to National Grid Shareholders by announcement to the Regulatory News Service of the London Stock Exchange. The Acquisition must complete after, but within a reasonable time of, the Scheme becoming effective in order to obtain the desired tax treatment for Niagara Mohawk Shareholders.



                           FORWARD-LOOKING STATEMENTS


This document contains certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of section 27A of the US Securities Act of 1933, as amended, and section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside of the control of National Grid and New National Grid, that could cause actual results to differ materially from those expressed in or implied by such statements. For a more detailed description of these assumptions, risks and uncertainties, please see National Grid's filings with the SEC (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20-F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. National Grid has no intention and undertakes no obligation to update or revise any forward-looking statements in light of new information, future events or circumstances after the date of this document, except as required by the Listing Rules.

                                  DEFINITIONS


The following definitions apply throughout this document (except in Part III which contains separate definitions) unless the context requires otherwise:

"Acquisition"                                the acquisition of Niagara Mohawk
                                             by the National Grid Group
                                             pursuant to the Merger Agreement

"Act"                                        the Companies Act 1985, as amended

"Admission"                                  the admission of the New National
                                             Grid Shares to (i) the Official
                                             List; and (ii) trading on the
                                             London Stock Exchange's market for
                                             listed securities becoming
                                             effective in accordance with,
                                             respectively, the Listing Rules
                                             and the Admission and Disclosure
                                             Standards

"Admission and Disclosure                    the requirements contained in the
 Standards"                                  publication "Admission and
                                             Disclosure Standards" containing,
                                             inter alia, the admission
                                             requirements to be observed by
                                             companies seeking admission to
                                             trading on the London Stock
                                             Exchange's market for listed
                                             securities

"ADR"                                        an American depositary receipt

"ADS"                                        an American depositary share

"Board" or "Directors"                       the board of directors of National
                                             Grid or, following the Scheme
                                             becoming effective, of New
                                             National Grid (as the context
                                             requires) listed in section 6.1 of
                                             Part IV of this document

"business day"                               any day other than a Saturday or
                                             Sunday on which banks are
                                             generally open for business in
                                             England and Wales

"Capitalisation Shares"                      the new ordinary shares of 11 13/17
                                             pence each in the capital of
                                             National Grid created pursuant to
                                             sub-clause 2.2.1 of the Scheme

"certificated" or "in certificated           where a share or other security is
 form"                                       not in uncertificated form

"Closing Price"                              the closing middle market
                                             quotation of a National Grid Share
                                             as derived from the Daily Official
                                             List

"Combined Group"                             the National Grid Group as
                                             enlarged by the Niagara Mohawk
                                             Group following the Acquisition

"Company" or "National Grid"                 National Grid Group plc

"Companies"                                  National Grid and National Grid
                                             Company

"Completion"                                 the closing of the Acquisition
                                             following satisfaction or waiver
                                             of the conditions attaching to the
                                             Acquisition and the delivery of
                                             certificates of merger for filing
                                             with the Department of State of
                                             the State of New York and the
                                             Secretary of State of the State of
                                             Delaware in accordance with the
                                             Merger Agreement

"Court"                                      the High Court of Justice of
                                             England and Wales

"Court Hearing"                              the hearing of the Petition by the
                                             Court

"Court Meeting"                              the meeting of National Grid
                                             Shareholders convened by direction
                                             of the Court pursuant to section
                                             425 of the Act for 11.00 a.m. on
                                             7 January 2002, to consider and,
                                             if thought fit, approve the
                                             Scheme, including any adjournment
                                             thereof, notice of which is
                                             contained in Part V of this
                                             document

"Court Order"                                the Order of the Court sanctioning
                                             the Scheme under section 425 of
                                             the Act and confirming the
                                             reduction of the share capital of
                                             National Grid provided for by
                                             clause 2 of the Scheme under
                                             section 137 of the Act

"CREST" a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations)

"CREST Regulations"                          the Uncertificated Securities
                                             Regulations 2001 (SI 2001 No.
                                             3755) as from time to time amended

"Daily Official List"                        the Daily Official List of the
                                             London Stock Exchange

"Depositary"                                 The Bank of New York, 101 Barclay
                                             Street, New York, NY 10286, USA

"Electronic Communications Order"            the Companies Act 1985 (Electronic
                                             Communications) Order 2000

"Exchange Rate"                              the (L):$ Bank of England official
                                             closing exchange rate published
                                             daily on Reuters at 4.00 p.m.

"Exchangeable Bonds"                         the (L)460 million 4.25 per cent.
                                             unsecured exchangeable bonds due
                                             2008 issued by National Grid
                                             Company and exchangeable into
                                             National Grid Shares (or,
                                             following the Scheme becoming
                                             effective, New National Grid
                                             Shares)

"Exchangeable Bonds Trust Deed"              a supplemental trust deed dated 10
                                             December 2001 between National
                                             Grid Company, New National Grid,
                                             National Grid and The Law
                                             Debenture Trust Corporation p.l.c.
                                             (the "Trustee") relating to the
                                             substitution of New National Grid
                                             for National Grid as the issuer of
                                             shares under the exchange right in
                                             relation to the Exchangeable Bonds

"Financing Documents"                        (a)    a credit agreement dated
                                                    22 November 2001 between
                                                    New National Grid (as
                                                    borrower and guarantor),
                                                    National Grid (as borrower
                                                    and guarantor), NGG
                                                    Finance plc (as borrower),
                                                    various arrangers, HSBC
                                                    Investment Bank plc as
                                                    facility agent, HSBC Bank
                                                    (USA) Inc. as swingline
                                                    agent and various banks
                                                    and financial institutions
                                                    as lenders for various
                                                    facilities totalling $2.3
                                                    billion; and

                                             (b)    a letter agreement dated
                                                    20 November 2001 between
                                                    New National Grid,
                                                    National Grid Company,
                                                    National Grid and the
                                                    European Investment Bank
                                                    ("EIB"), setting out the
                                                    terms under which a
                                                    guarantee to be given by
                                                    New National Grid in
                                                    respect of the obligations
                                                    of National Grid Company
                                                    under a finance contract
                                                    for (L)200 million between
                                                    EIB and National Grid
                                                    Company will become
                                                    effective

"Forms of Proxy"                             the forms of proxy for use at the
                                             Court Meeting (Card A) and the
                                             Scheme EGM (Card B) which
                                             accompany this document (and "Form
                                             of Proxy" shall mean either of
                                             them)

"Group" or "National Grid Group"             National Grid (or, following the
                                             Scheme becoming effective, New
                                             National Grid) and its subsidiary
                                             undertakings (and "member of the
                                             Group" and "member of the National
                                             Grid Group" shall be construed
                                             accordingly)

"Listing Particulars"                        the listing particulars dated
                                             10 December 2001 relating to New
                                             National Grid prepared in
                                             accordance with the Listing Rules

"Listing Rules"                              the listing rules of the UK
                                             Listing Authority, made under
                                             section 74 of the Financial
                                             Services and Markets Act 2000

"London Stock Exchange"                      London Stock Exchange plc

"Merger Agreement"                           the agreement and plan of merger
                                             and scheme of arrangement, dated
                                             as of 4 September 2000 and amended
                                             as of 1 December 2000 entered
                                             into between National Grid, New
                                             National Grid, Grid Delaware,
                                             Inc., a wholly-owned subsidiary of
                                             New National Grid, and Niagara
                                             Mohawk

"National Grid" or "Company"                 National Grid Group plc

"National Grid ADRs"                         ADRs of National Grid, evidencing
                                             National Grid ADSs

"National Grid ADSs"                         ADSs of National Grid, each of
                                             which represents five National
                                             Grid Shares

"National Grid Articles"                     the Articles of Association of
                                             National Grid as from time to time
                                             amended

"National Grid Company"                      The National Grid Company plc, a
                                             wholly-owned subsidiary of
                                             National Grid, which, inter alia,
                                             owns and operates the high voltage
                                             electricity transmission system in
                                             England and Wales

"National Grid Group" or "Group"             National Grid (or, following the
                                             Scheme becoming effective, New
                                             National Grid) and its subsidiary
                                             undertakings (and "member of
                                             National Grid Group" and "member
                                             of the Group" shall be construed
                                             accordingly)

"National Grid Share Schemes"                the existing employee share
                                             schemes and incentive plans
                                             operated by National Grid
                                             comprising the Executive Share
                                             Option Scheme (1990), Executive
                                             Share Option Plan 2000, Savings
                                             Related Share Option Scheme
                                             (1990), 1999 Savings Related Share
                                             Option Scheme, Share Matching
                                             Scheme (1996), Profit Sharing
                                             Scheme (1990), 1999 US Employee
                                             Stock Purchase Plan, Incentive
                                             Compensation Plan, National Grid
                                             USA Incentive Thrift Plans and
                                             Deferred Compensation Plan

"National Grid Shareholders"                 holders of National Grid Shares

"National Grid Shares" or "Shares"           ordinary shares of 11 13/17 pence
                                             each in the capital of National
                                             Grid

"National Grid Special Share"                the special rights non-voting
                                             redeemable preference share of
                                             (L)1 in the capital of National
                                             Grid held by the Special
                                             Shareholder

"National Grid USA"                          National Grid USA, a wholly-owned
                                             subsidiary of National Grid and
                                             the US holding company which owns
                                             National Grid's US electricity
                                             operations

"New B Share"                                the new B share of (L)1 in the
                                             capital of National Grid created
                                             pursuant to sub-clause 2.2.1 of
                                             the Scheme

"New National Grid"                          New National Grid plc, which
                                             following implementation of the
                                             Scheme, will be the new holding
                                             company of National Grid

"New National Grid ADRs"                     ADRs of New National Grid,
                                             evidencing New National Grid ADSs

"New National Grid ADSs"                     ADSs of New National Grid, each of
                                             which will represent five New
                                             National Grid Shares

"New National Grid Articles"                 the Articles of Association of New
                                             National Grid

"New National Grid Shareholders"             holders of New National Grid
                                             Shares

"New National Grid Share Plans"              the proposed new employee share
                                             plans summarised in section 10 of
                                             Part IV of this document and
                                             comprising the National Grid
                                             Executive Share Option Plan 2002,
                                             National Grid Employee Share
                                             Ownership Plan 2002 and the
                                             associated UK Trust, National Grid
                                             Savings Related Share Option Plan
                                             2002, National Grid Employee Stock
                                             Purchase Plan 2002, National Grid
                                             Share Matching Plan 2002, National
                                             Grid USA Incentive Thrift Plans I
                                             and II, National Grid

                                             Employee Trust 2002 and National
                                             Grid Qualifying Employee Share
                                             Ownership Trust (No. 2) 2002

"New National Grid Shares"                   ordinary shares of 10 pence each
                                             in the capital of New National
                                             Grid

"New National Grid Special Share"            the special rights non-voting
                                             redeemable preference share of
                                             (L)1 in the capital of New
                                             National Grid to be issued to the
                                             Special Shareholder pursuant to
                                             the Scheme

"Niagara Mohawk"                             Niagara Mohawk Holdings, Inc.

"Niagara Mohawk Group"                       Niagara Mohawk and its subsidiary
                                             undertakings (and "member of the
                                             Niagara Mohawk Group" shall be
                                             construed accordingly)

"Niagara Mohawk Shareholders"                holders of Niagara Mohawk Shares

"Niagara Mohawk Shares"                      shares of Niagara Mohawk common
                                             stock

"NYSE"                                       New York Stock Exchange, Inc.

"Official List"                              the Official List of the UK
                                             Listing Authority

"Petition"                                   the petition to the Court to
                                             sanction the Scheme

"Proposed Directors"                         William E. Davis and Dr Bonnie G.
                                             Hill

"Registrar of Companies"                     the Registrar of Companies in
                                             Cardiff

"Remuneration Committee"                     a committee of the Board comprised
                                             exclusively of Non-executive
                                             Directors responsible for
                                             reviewing the remuneration
                                             arrangements of Executive
                                             Directors and senior executives of
                                             the Group

"Rothschild"                                 N M Rothschild & Sons Limited

"Scheme" or "Scheme of Arrangement"          the scheme of arrangement under
                                             section 425 of the Act set out in
                                             Part III of this document, in its
                                             original form or with or subject
                                             to any modification thereof or
                                             addition thereto or condition
                                             approved or imposed by the Court

"Scheme ADSs"                                all National Grid ADSs in issue at
                                             4.00 p.m. (New York time) on the
                                             Scheme Record Date

"Scheme Circular"                            this document dated 10 December
                                             2001

"Scheme Effective Date"                      the date and time at which an
                                             office copy of the Court Order is
                                             registered by the Registrar of
                                             Companies and the Scheme becomes
                                             effective, expected to be in early
                                             2002

"Scheme EGM"                                 the extraordinary general meeting
                                             of National Grid Shareholders to
                                             be held at 11.15 a.m. (or, if
                                             later, immediately following the
                                             conclusion or adjournment of the
                                             Court Meeting) on 7 January 2002,
                                             including any adjournment thereof,
                                             notice of which is contained in
                                             Part V of this document

"Scheme Record Date"                         the business day immediately
                                             preceding the Scheme Effective
                                             Date

"Scheme Shareholder"                         a holder of Scheme Shares

"Scheme Shares"                              (a)    all National Grid Shares
                                                    in issue at the date of
                                                    the Scheme being 10
                                                    December 2001;

                                             (b)    all (if any) additional
                                                    National Grid Shares in
                                                    issue 48 hours prior to
                                                    the Court Meeting; and

                                             (c)    all (if any) further
                                                    National Grid Shares which
                                                    may be in issue
                                                    immediately prior to the
                                                    confirmation by the Court
                                                    of the reduction of
                                                    capital provided for under
                                                    the Scheme in respect of
                                                    which the original or any
                                                    subsequent holders shall
                                                    be bound or shall have
                                                    agreed in writing to be
                                                    bound by the Scheme

"SDRT"                                       stamp duty reserve tax

"SEC"                                        US Securities and Exchange
                                             Commission

"Secretary of State"                         the UK Secretary of State for
                                             Trade and Industry

"Special Shareholder"                        the holder of the National Grid
                                             Special Share or the New National
                                             Grid Special Share, as the context
                                             so requires, being currently the
                                             Secretary of State

"Statutes"                                   the provisions of every statute
                                             for the time being in force
                                             concerning companies and affecting
                                             New National Grid

"Sterling" or "(L)"                          the lawful currency for the time
                                             being in the UK

"Treaty"                                     the US-UK Income Tax Convention

"UK"                                         the United Kingdom of Great
                                             Britain and Northern Ireland

"UK Listing Authority"                       the United Kingdom Listing
                                             Authority

"UK Trust"                                   the Rules and Trust Deed of the
                                             National Grid Employee Share
                                             Ownership Plan 2002 (UK Plan)

"uncertificated" or                          recorded on the relevant register
"in uncertificated form"                     as being held in uncertificated
                                             form in CREST, and title to which,
                                             by virtue of the CREST
                                             Regulations, may be transferred by
                                             means of CREST

"Undertaking"                                the consent to the Scheme and the
                                             undertaking to be bound by its
                                             terms executed by New National
                                             Grid in favour of National Grid
                                             and dated 10 December 2001

"US" the United States of America, its territories and possessions, any State of the United States of America and the District of
                                             Columbia, and all other areas
                                             subject to its jurisdiction

"US dollars" or "$"                          the lawful currency for the time
                                             being in the US

"US person"                                  a US person, as defined in
                                             Regulation S under the US
                                             Securities Act of 1933, as amended

                                     PART I



                                                       [LOGO] NATIONAL GRID


                                                       National Grid Group plc
                                                       15 Marylebone Road
                                                       London
                                                       NW1 5JD



10 December 2001

To National Grid Shareholders, holders of National Grid ADSs, the Special Shareholder and, for information only, to participants in the National Grid Share Schemes

Dear Shareholder,

              Introduction of a new holding company to be effected
                      by means of a scheme of arrangement

1.  Introduction

You will recall that I wrote to you on 2 January 2001 to inform you of National Grid's proposed acquisition of Niagara Mohawk and to seek your approval of the Acquisition. Shareholders of both National Grid and Niagara Mohawk subsequently approved the Acquisition in January 2001 and I am pleased to be able to inform you that the Scheme and the Acquisition are on course for completion in early 2002.

As I explained to you in my earlier letter, the Acquisition will involve the formation of a new holding company for the Group, New National Grid, which will be introduced by means of a Court sanctioned scheme of arrangement. The Scheme is an important step towards completing the Acquisition and cannot be implemented without your support as it is subject to your approval at the Court Meeting and at the Scheme EGM, both of which will be held at Warwick Arts Centre, Coventry on 7 January 2002. In addition to requiring the approval of National Grid Shareholders, the Scheme is subject to the approval of the Court.

I am writing to you now to give you further details of the Scheme and to recommend that you vote in favour of the Scheme and the other resolutions being proposed at these shareholder meetings.

2.  Effect of the Scheme

Upon the Scheme becoming effective, New National Grid will be the holding company of the Group, and all existing National Grid Shares will be cancelled and replaced with the same number of shares in New National Grid.

As a result, if you hold National Grid Shares you will receive the same number of shares, with the same economic and voting rights, in New National Grid as you previously held. If you are a holder of National Grid ADSs you will continue to hold the same number of ADSs, with the same economic rights in New National Grid, as you previously held. We are also taking this opportunity to bring the voting rights of the New National Grid ADSs into line with those of the New National Grid Shares by giving holders of New National Grid ADSs rights to attend, speak and vote at general meetings.

The National Grid Special Share, which is held by the UK Secretary of State for Trade and Industry, will also be cancelled as a result of the Scheme and replaced with the New National Grid Special Share, which has equivalent rights.

The Scheme has no impact on the management of your company and all of the existing Directors of National Grid, including myself, will continue as the Directors of New National Grid. Additionally, as I indicated in


                            Registered Office:                 Registered in
                            15 Marylebone Road                 England and Wales
                            London                             No 2367004
                            NW1 5JD

January 2001, following completion of the Acquisition, William E. Davis, chairman and chief executive officer of Niagara Mohawk, will be appointed as an Executive Director of New National Grid and Dr Bonnie G. Hill, a non-executive director of Niagara Mohawk, will join the New National Grid Board as a Non-executive Director.

Immediately upon the Scheme becoming effective, New National Grid will change its name to National Grid Group plc and the current holding company, National Grid, will be renamed National Grid Holdings One plc.

3.  Reasons for the Scheme

The terms of the Acquisition allow Niagara Mohawk Shareholders to elect to receive cash, New National Grid ADSs, or a mixture of both, in exchange for their Niagara Mohawk Shares. Under US tax legislation, Niagara Mohawk Shareholders would normally be liable to US tax in respect of the cash they receive. In addition, depending on their circumstances, they may be liable to US tax in respect of ADSs received because the cash portion of the purchase price will exceed, in aggregate, 20 per cent. of the total purchase price.

At the time the Acquisition was announced, National Grid agreed to pay approximately one-third in aggregate of the purchase price in cash and reserved the right to increase the aggregate cash portion of the purchase price if cash elections were received in excess of this amount. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections. You should note that any increase in the aggregate cash portion of the purchase price will not affect the total purchase price paid to Niagara Mohawk Shareholders.

The Scheme allows National Grid the flexibility to set the aggregate cash portion of the purchase price at any level above 20 per cent. of the total purchase price as, under US tax legislation, the introduction of New National Grid as the new holding company of National Grid shortly before completion of the Acquisition should ensure that Niagara Mohawk Shareholders receive New National Grid ADSs in exchange for their Niagara Mohawk Shares on a tax-free basis.

4.  Acquisition of Niagara Mohawk

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the majority of which we have received. The only material regulatory approval outstanding is that of the SEC. As noted above, the Acquisition is expected to complete in early 2002.

Under the terms of the Merger Agreement, if the Scheme does not become effective, the Acquisition can proceed using an alternative structure, to be agreed between National Grid and Niagara Mohawk, which substantially preserves the economic and tax benefits of the Acquisition for both parties and Niagara Mohawk Shareholders.

5.  Action to be taken

Two meetings of National Grid Shareholders, the Court Meeting and the Scheme EGM, will be held on 7 January 2002 to seek approval of the Scheme and its implementation. Notices of the Court Meeting and the Scheme EGM are contained in
Part V of this document. A summary of the resolutions to be proposed at the Court Meeting and the Scheme EGM is set out in section 13 of Part II of this document.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of National Grid Shareholder opinion. You are therefore urged, whether or not you propose to attend the meetings, to sign and return the enclosed Forms of Proxy, Card A for the Court Meeting and Card B for the Scheme EGM, as soon as possible.

Instructions on how to complete the Forms of Proxy and how to appoint a proxy using the internet are set out in section 16 of Part II of this document and on pages 63 and 64. If you would like any further help completing the Forms of Proxy please contact the National Grid Shareholder Enquiry Unit, National Grid House, Kirby Corner Road, Coventry CV4 8JY (telephone: 024 7642 3940, fax: 024 7642 3651, e-mail: shareholder.enquiries@uk.ngrid.com). Please note that this service will only provide procedural advice and not personal financial advice.

If you hold National Grid ADSs, you should complete the voting instruction card you have received in accordance with the instructions set out in section 16 of
Part II of this document. For answers to any further questions you may have relating to the completion of the voting instruction card, you should contact The Bank of New York (telephone: 1-888-BNY-ADRs toll-free for calls inside the US).

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

6.  Recommendation

The Board, which has been advised by Rothschild, considers the Scheme to be in the best interests of National Grid and its shareholders as a whole. In giving its advice, Rothschild has relied upon the Board's views of the commercial merits of the proposals. The Board also considers the resolutions to be proposed at the Scheme EGM to be in the best interests of National Grid and its shareholders as a whole.


The Board therefore unanimously recommends that holders of National Grid Shares vote, and that holders of National Grid ADSs instruct the Depositary to vote, in favour of the Scheme at the Court Meeting and in favour of each of the resolutions to be proposed at the Scheme EGM, as the Directors intend to do in respect of their own beneficial shareholdings which amount to 211,783 National Grid Shares in aggregate.


Yours sincerely,

/s/ JAMES ROSS

James Ross
Chairman

                                    PART II

                   EXPLANATION OF THE SCHEME AND ITS EFFECTS
           (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                                     [LOGO]
                             N M ROTHSCHILD & SONS


                                                               10 December 2001

To National Grid Shareholders, holders of National Grid ADSs, the Special Shareholder and, for information only, to participants in the National Grid Share Schemes

Dear Shareholder,


              Introduction of a new holding company to be effected
                      by means of a scheme of arrangement

1.  Introduction

On 5 September 2000, National Grid announced that it had signed a merger agreement under which National Grid would acquire Niagara Mohawk through the introduction of a new holding company for the Group, New National Grid, by means of a scheme of arrangement under section 425 of the Act. The Acquisition was approved by Niagara Mohawk Shareholders on 19 January 2001 and by National Grid Shareholders on 29 January 2001. We are writing to you on behalf of National Grid to explain the Scheme and its effects.

Implementation of the Scheme requires the approval of National Grid Shareholders at the Court Meeting and a special resolution to be passed at the Scheme EGM. Further explanation of the Court Meeting and the Scheme EGM is given in section 13 below. A description of the action you are recommended to take in relation to the two meetings is set out in section 16 below.

The reasons for introducing the new holding company are set out in the letter from the Chairman of National Grid in Part I of this document, which should be read together with this Part II. That letter contains the unanimous recommendation by the Board to vote in favour of the resolutions to be proposed at the Court Meeting and the Scheme EGM.

Once National Grid Shareholders have approved the Scheme at the Court Meeting and the Scheme EGM, the Scheme must be sanctioned by the Court. The effect of the Court's sanction of the Scheme is that, when the Court Order is delivered to the Registrar of Companies and registered by him, all National Grid Shareholders are bound by the terms of the Scheme. The Special Shareholder has already consented to the Scheme and New National Grid has given its consent to the Scheme and an undertaking to be bound by the terms of the Scheme.

It is expected that the Scheme Effective Date will be in early 2002. Immediately upon the Scheme becoming effective, New National Grid will change its name to National Grid Group plc and National Grid Group plc will be renamed National Grid Holdings One plc. It is expected that trading in the New National Grid Shares and the New National Grid ADSs arising from the Scheme will commence on the Scheme Effective Date.

The full text of the Scheme is set out in Part III of this document. The full text of each of the resolutions to be proposed at the Court Meeting and the Scheme EGM is set out in Part

2.  Summary of the Scheme

Under the Scheme, all the Scheme Shares and the National Grid Special Share will be cancelled on the Scheme Effective Date. Following this cancellation, the issued share capital of National Grid will be restored to its former nominal amount by applying the reserve arising in the books of National Grid, as a result of the cancellation of the Scheme Shares and the National Grid Special Share, to pay up the Capitalisation Shares and the New B Share in full. These shares will be issued to New National Grid (and/or its nominees) and will be created by the passing


N M Rothschild & Sons Limited                   Registered number 925279 England
New Court, St. Swithin's Lane                   Registered office as shown
London EC4P 4DU                                 Regulated by FSA
of Resolution 1 at the Scheme EGM. The New B Share will rank pari passu in all respects with the Capitalisation Shares.

In consideration of the cancellation of the Scheme Shares, Scheme Shareholders will receive:

    For each Scheme Share cancelled      One New National Grid Share

In consideration of the cancellation of the National Grid Special Share, the Special Shareholder will have issued to her the New National Grid Special Share. No fractions of New National Grid Shares will arise under the Scheme.

While the National Grid Shares underlying the National Grid ADSs will be cancelled and replaced by New National Grid Shares under the Scheme, existing National Grid ADSs will automatically represent New National Grid ADSs. Accordingly, from the Scheme Effective Date, holders of Scheme ADSs will instead hold:

 For each Scheme ADS                         One New National Grid ADS
 (representing the right to                  (representing the right to receive
 receive five National Grid Shares)          five New National Grid Shares)

Immediately after the Scheme Effective Date, National Grid Shareholders will hold the same number of New National Grid Shares and holders of National Grid ADSs will hold the same number of New National Grid ADSs as they held immediately prior to the Scheme Effective Date, in each case with the same economic rights.

The other rights attaching to the New National Grid Shares are substantially the same as those attaching to the existing National Grid Shares save for minor modifications which have been made to the National Grid Articles to reflect current practice. Similarly, the other rights attaching to the New National Grid ADSs are the same as those attaching to the existing National Grid ADSs save that the holders of New National Grid ADSs will be given similar voting rights to those of New National Grid Shareholders. The rights attaching to the New National Grid Special Share are substantially the same as those attaching to the existing National Grid Special Share save for amendments to reflect recent changes in the structure of the electricity supply industry in England and Wales. A summary of the principal differences between the New National Grid Articles and the National Grid Articles is set out in section 5 of Part IV of this document.

3.  Reduction of the share capital of New National Grid

In order to obtain the desired tax treatment for National Grid Shareholders, the issued share capital of New National Grid immediately after the Scheme Effective Date must be the same as the issued share capital of National Grid immediately prior to the Scheme Effective Date. Accordingly, it is proposed that the shareholders of New National Grid (currently National Grid Nominees Limited and Fiona Smith, Group General Counsel and Company Secretary of National Grid) pass a special resolution approving the reduction of the entire issued share capital of New National Grid to nil. This reduction will also require confirmation by the Court. This confirmation will be sought at the same time as the Court is requested to sanction the Scheme. The reduction is intended to become effective immediately prior to the Scheme becoming effective.

4.  Implementation of the Scheme

4.1     The Scheme will not become effective and binding unless:

        (a) the Scheme is approved by National Grid Shareholders at the Court Meeting;

        (b)    Resolution 1 set out in the notice of Scheme EGM contained in
               Part V of this document is passed by National Grid Shareholders;

        (c)    the Special Shareholder consents to the Scheme at the Court
               Hearing;

        (d) the Court confirms the reduction of the issued share capital of New National Grid to nil;

        (e) the Scheme is sanctioned (with or without modification) and the cancellation of the Scheme Shares and the National Grid Special Share as part of the Scheme is confirmed by the Court at the Court Hearing;

        (f) an office copy of the order of the Court confirming the reduction of New National Grid's share capital to nil is delivered to the Registrar of Companies and is registered by him;


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


        (g) an office copy of the Court Order sanctioning the Scheme and confirming the reduction of National Grid's share capital to nil is delivered to the Registrar of Companies and is registered by him;

        (h) the UK Listing Authority agrees to admit the New National Grid Shares issued pursuant to the Scheme to the Official List (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date;

        (i) the London Stock Exchange agrees to admit the New National Grid Shares issued pursuant to the Scheme to trading on its market for listed securities (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date; and

        (j) the NYSE indicates that it intends to authorise the listing of the New National Grid ADSs arising from the Scheme (upon official notice of issuance).


4.2 In addition, the Directors will not take the steps necessary to enable the Scheme to become effective unless, at the relevant time, they consider that the Scheme continues to be in the best interests of National Grid Shareholders as a whole and that the following conditions have been satisfied or waived:

        (a) the Scheme is approved in writing by any regulatory body whose consent is required, or is considered by National Grid to be necessary;

        (b) no regulatory body seeks, as a result of the transactions to be effected by the Scheme, any revocation of or modification to any licence, appointment or other authorisation held by any member of the National Grid Group, except on satisfactory terms; and

        (c) no regulatory body seeks, as a result of the transactions to be effected by the Scheme, undertakings or assurances from any member of the National Grid Group, except on satisfactory terms.


In this section 4, "on satisfactory terms" means on terms which are satisfactory to National Grid and New National Grid and which would not, or would not reasonably be expected to, have, individually or in aggregate, a material adverse effect on the National Grid Group taken as a whole.

New National Grid has given its consent to the Scheme and an undertaking to be bound by the terms of the Scheme. The Court Hearing is expected to be held in early 2002. National Grid Shareholders will have the opportunity to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by Counsel.

If the Scheme is sanctioned by the Court and the conditions to the Scheme are satisfied or waived, it is expected that the Scheme will become effective, and dealings in the New National Grid Shares to be issued pursuant to the Scheme and in New National Grid ADSs arising from the Scheme will commence, in early 2002. If the Scheme has not become effective by 31 August 2002 (or such later date as the Court may allow), it will lapse, in which event the position of National Grid Shareholders, holders of National Grid ADSs and the Special Shareholder will remain unchanged.

The Scheme contains a provision for National Grid and New National Grid jointly to consent on behalf of all persons concerned to any modification of or addition to the Scheme, or to any condition which the Court may think fit to approve or impose. National Grid has been advised that the Court would be unlikely to approve or impose any such amendment to the Scheme which might be material to the interests of Scheme Shareholders and/or the Special Shareholder unless National Grid Shareholders and/or the Special Shareholder (as appropriate) were informed of any such amendment. It will be a matter for the Court to decide, in its discretion, whether or not a further meeting of National Grid Shareholders should be held or the further consent of the Special Shareholder should be sought. If the Court does approve or impose any amendment to the Scheme which, in the opinion of the Directors, is such as to require the consent of the National Grid Shareholders and/or the Special Shareholder (as appropriate), the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

5.  Effect of the Scheme

The effect of the Scheme will be that Scheme Shareholders and holders of Scheme ADSs will have their respective interests in National Grid replaced by an equivalent proportionate interest in New National Grid (of which National Grid will be a wholly-owned subsidiary). Subject to the dilutive effect of the New National Grid ADSs subsequently issued to Niagara Mohawk Shareholders in connection with the Acquisition, any subsequent exercise of options granted under the National Grid Share Schemes (see section 11 below) and the exchange of any Exchangeable Bonds, their proportionate interests in the profits, net assets and dividends of the National Grid Group will not be affected.

6.  Changes to the National Grid Articles

Subject to the passing of Resolution 1 at the Scheme EGM, the National Grid Articles will be amended to ensure that any holders of National Grid Shares issued after the passing of Resolution 1, and prior to the confirmation by the Court of the reduction of capital of National Grid provided for under the Scheme, are issued subject to the terms of the Scheme. In addition, the amendment to the National Grid Articles provides that any National Grid Shares issued after the Scheme Effective Date, for example, upon exercise of options under the National Grid Share Schemes, will be transferred to New National Grid in consideration of the issue or transfer to such holder by New National Grid of New National Grid Shares on a one for one basis.


7.  Directors

All of the Directors of National Grid have been appointed directors of New National Grid. The service agreement or letter of appointment (as appropriate) of each of the Directors will be novated from National Grid to New National Grid, with effect from the Scheme Effective Date. The effect of the Scheme on the interests of the Directors (details of which are set out in section 7 of Part IV of this document) is the same as its effect on the interests of other Scheme Shareholders.

8.  Taxation

Clearances have been obtained from the Inland Revenue for the Scheme under section 138 of the Taxation of Chargeable Gains Act 1992 and section 707 of the Income and Corporation Taxes Act 1988. Accordingly, UK resident National Grid Shareholders who hold their National Grid Shares beneficially and as an investment should not be treated as making a disposal of their National Grid Shares, or as receiving taxable income, under the Scheme. Further details of the tax position of UK resident shareholders is set out in section 12 of Part IV of this document. Further details of the tax position of US resident shareholders and holders of National Grid ADSs is set out in section 13 of Part IV of this document.

9.  Listing, dealings, share certificates, ADS certificates and settlement

Applications have been made to the UK Listing Authority for the New National Grid Shares to be admitted to the Official List and to the London Stock Exchange for the New National Grid Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in National Grid Shares will be the Scheme Record Date, which is expected to be in early 2002. The last time for registration of transfers of National Grid Shares will be 5.30 p.m. on the Scheme Record Date. It is expected that Admission will become effective and that dealings in the New National Grid Shares to be issued pursuant to the Scheme will commence at 8.00 a.m. on the Scheme Effective Date, the business day after the Scheme Record Date. Following receipt of the SEC approval of the Acquisition, the expected timetable will be finalised and National Grid Shareholders will be notified by announcement to the Regulatory News Service of the London Stock Exchange.

Application has been made to list the New National Grid ADSs arising from the Scheme on the NYSE under the symbol "NGG", the symbol currently used for National Grid ADSs. The last time for registration of transfers of National Grid ADSs is expected to be 4.00 p.m. (New York time) on the Scheme Record Date. It is expected that dealings will commence on the NYSE in the New National Grid ADSs arising from the Scheme at 9.30 a.m. (New York time) on the Scheme Effective Date.

On the Scheme Effective Date, share certificates for the Scheme Shares and the National Grid Special Share will cease to be valid. For Scheme Shareholders who hold their National Grid Shares in a CREST account, New National Grid Shares are expected to be credited to the relevant CREST accounts at 8.00 a.m. on the Scheme Effective Date. For those holding shares in certificated form, definitive certificates for the New National Grid Shares are expected to be despatched within ten business days after the Scheme Effective Date. Pending despatch of share certificates, transfers of New National Grid Shares will be certified by Lloyds TSB Registrars against the share register.

Existing National Grid ADSs will automatically represent New National Grid ADSs, and existing National Grid ADRs will automatically represent New National Grid ADRs, in each case on the Scheme Effective Date.

All mandates in force at 5.30 p.m. on the Scheme Record Date relating to payment of dividends on National Grid Shares and all instructions given relating to notices and other communications will, unless and until varied or revoked, be deemed from the Scheme Effective Date to be valid and effective mandates or instructions to New National Grid in relation to the corresponding holdings of New National Grid Shares.

10. Memorandum and Articles of Association of New National Grid

The Memorandum and Articles of Association of New National Grid are substantially the same as the existing Memorandum and Articles of Association of National Grid. Accordingly, the rights attaching to New National Grid Shares will, after the Scheme becomes effective, be substantially the same as the rights attaching to National Grid Shares.

It is proposed that those who hold an interest in New National Grid through New National Grid ADSs and who are registered in the books of the Depositary should have rights to attend, speak and vote at general meetings. Accordingly, the New National Grid Articles will enable the Depositary to appoint holders of New National Grid ADSs as proxies, and these proxies will have the right to attend, speak and vote at general meetings. Such proxies will be able, in turn, to appoint proxies to attend, speak and vote at a general meeting instead of them. To ensure that holders of New National Grid ADSs will be able to vote on special and extraordinary resolutions, the New National Grid Articles will require such resolutions to be decided on a poll. All ordinary resolutions will continue to be decided on a show of hands or, if a poll is demanded in accordance with the New National Grid Articles, on a poll.

The New National Grid Articles also give effect to the Electronic Communications Order, which allows for communication between companies and their shareholders by electronic means.

A summary of the principal differences between the New National Grid Articles and the existing National Grid Articles is set out in section 5 of Part IV of this document.

11. Employee share schemes

The sanction of the Scheme by the Court will have an effect on most awards made under the existing National Grid Share Schemes. In most cases, the employees holding such awards will have the choice of buying the National Grid Shares subject to their option during a prescribed period of time following the sanction of the Scheme by the Court, or exchanging their option for an equivalent option over New National Grid Shares. This is explained in further detail in section 9 of Part IV of this document.

As part of the implementation of the Scheme, National Grid Shareholders will be asked to approve an amendment to the National Grid Articles at the Scheme EGM which will ensure that employees who choose to exercise their options to acquire National Grid Shares after the Scheme Effective Date will receive the same number of New National Grid Shares.

Except as explained in section 9 of Part IV of this document, no further awards will be made under the existing National Grid Share Schemes after the Scheme Effective Date.

To provide incentives to executives and employees, and to align their interests with those of the shareholders, it is proposed that New National Grid adopts the New National Grid Share Plans that will operate over New National Grid Shares. The approval of National Grid Shareholders to the New National Grid Share Plans is being sought at the Scheme EGM to comply with best practice.

The proposed New National Grid Share Plans, the key features of which are summarised in section 10 of Part IV of this document, broadly replicate the existing National Grid Share Schemes. The Remuneration Committee has reviewed total remuneration arrangements and developments in both market practice and best practice (for example, the revision of the Association of British Insurers' guidelines), which are reflected in the New National Grid Share Plans. The most significant changes are:

(a) under the proposed Executive Share Option Plan 2002, in response to market practice, particularly in the US, the limit on the maximum size of an award which may be granted to an individual in any twelve-month period has been increased from 1.5 times salary to 3 times salary (or more if the Remuneration Committee concludes that it is necessary to make larger grants, for example, in the case of new executives and employees). However, in determining the size of any grants, the Remuneration Committee will continue to have regard to grant levels in comparable companies and to evolving best practice. It has no current intention to exceed the 1.5 times salary limit contained in the existing Executive Share Option Plan 2000 in respect of grants for UK-based executives;

(b) the proposed Executive Share Option Plan 2002 includes flexibility to grant options subject to pre-grant performance conditions rather than pre-exercise conditions, as recently endorsed by the Association of British Insurers. While the Remuneration Committee has no current intention of utilising this flexibility, it will monitor evolving best practice in this regard in deciding whether it becomes appropriate to do so and will liaise with the Association of British Insurers before utilising such flexibility; and

(c) while the main features of the proposed Share Matching Plan 2002 remain the same as the existing Share Matching Scheme (1996), the detailed drafting of the plan has been revised to permit the more efficient operation of the plan and also to permit the Incentive Compensation Plan, which is currently operated as a separate plan for US executives, to be integrated into the Share Matching Plan 2002.

12. Overseas shareholders

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the UK ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements. It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If New National Grid is advised that the issue of New National Grid Shares in respect of any overseas shareholder would infringe the laws of any jurisdiction outside the UK, or would require New National Grid to observe any governmental or other consent or any registration, filing or other formality, the Scheme provides that New National Grid may determine that the New National Grid Shares to which such overseas shareholder would otherwise be entitled shall be issued to a nominee appointed by New National Grid and then sold, with the net proceeds of sale being remitted to the overseas shareholder.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme. For additional information relating to the UK tax consequences of the Scheme, see section 8 above. For summaries of the UK and US taxation consequences of a holding of New National Grid Shares or New National Grid ADSs, see sections 12 and 13 respectively, of Part IV of this document.

13.  Consents and meetings

13.1 Special Shareholder consent

The Special Shareholder has consented to the establishment of a new holding company of National Grid to be effected by way of the Scheme. The consent of the Special Shareholder to the Scheme is required at the Court Hearing. She has agreed to provide her consent at the Court Hearing and to undertake to be bound by the terms of the Scheme.

13.2 Court Meeting

The Court Meeting has been convened for 11.00 a.m. on 7 January 2002, pursuant to an order of the Court, at which meeting, or at any adjournment thereof, National Grid Shareholders will consider and, if thought fit, approve the Scheme.

Your attention is drawn to the notice of Court Meeting contained in Part V of this document, which includes a note explaining the resolution.

At the Court Meeting voting will be by poll and each National Grid Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each National Grid Share held. The statutory majority required to approve the Scheme at the Court Meeting is a simple majority in number of the National Grid Shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 per cent. of the number of National Grid Shares held by such National Grid Shareholders.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of National Grid Shareholder opinion. National Grid Shareholders are therefore urged to return the completed Forms of Proxy as soon as possible. Details of the action you should take and instructions on completing the Forms of Proxy are given in section 16 below and on pages 63 and 64.

If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether they attended the Court Meeting and irrespective of the manner in which they voted.

13.3 Scheme EGM

The Scheme EGM has also been convened for 7 January 2002 (the same date as the Court Meeting) at 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting), at which meeting, or at any adjournment thereof, National Grid Shareholders will consider and, if thought fit, pass the resolutions set out in the notice of Scheme EGM.

Your attention is drawn to the notice of Scheme EGM contained in Part V of this document, which includes notes explaining each of the resolutions.

The resolutions to be proposed at the Scheme EGM are for the following business:

Resolution 1:

To approve:

(a)     the Scheme;

(b)     the cancellation of the Scheme Shares and the National Grid Special
        Share;

(c) the increase in the share capital of National Grid to its former amount by the creation of the New B Share and the Capitalisation Shares to be issued to New National Grid;

(d) the allotment of the New B Share and the Capitalisation Shares by the Directors; and

(e)     alterations to the National Grid Articles to ensure that:

        (i) any National Grid Shares issued after the passing of Resolution 1 and prior to the confirmation by the Court of the reduction of capital of National Grid provided for under the Scheme are issued subject to the Scheme; and

        (ii) any National Grid Shares issued after the Scheme Effective Date are transferred to New National Grid in consideration for the issue or transfer to such holders by New National Grid of New National Grid Shares on a one for one basis.

Subject to the resolution being passed, these alterations to the National Grid Articles will take effect whether or not the Scheme becomes effective. The authority to allot National Grid Shares granted to the Directors by this resolution will lapse on the date of the Annual General Meeting of the Company in 2002.

Resolution 2:

To change the name of National Grid to "National Grid Holdings One plc", conditional on the Scheme becoming effective.

In order to pass each of Resolutions 1 and 2 not less than 75 per cent. of the votes cast by National Grid Shareholders must be in favour. On a show of hands each National Grid Shareholder present in person (but not by proxy) will have one vote and on a poll each National Grid Shareholder present in person or by proxy will have one vote for each National Grid Share held.

Resolutions 3 - 10:

To approve the New National Grid Share Plans and to authorise the Directors of New National Grid to do all acts and things as may be necessary to bring them into effect.

Resolution 11:

To authorise each of National Grid and National Grid Company to make donations and incur expenditure which would otherwise be prohibited by the Political Parties, Elections and Referendum Act 2000, which came into force earlier this year.

National Grid does not currently make donations to political parties, nor will New National Grid do so without the specific approval of its shareholders. For an explanation of the background to, and reasons for, this Resolution, you are referred to the explanatory note to Resolution 11 set out on pages 61 and 62 of this document.

In order to pass each of Resolutions 3 to 11 more than 50 per cent. of the votes cast by National Grid Shareholders must be in favour. On a show of hands each National Grid Shareholder present in person (but not by proxy) will have one vote and on a poll each National Grid Shareholder present in person or by proxy will have one vote for each National Grid Share held.

14. Authorities relating to New National Grid

By resolutions of New National Grid passed on 7 December 2001, the authorised share capital of New National Grid was increased by (L)1 by the creation of the New National Grid Special Share and, conditional on the Scheme becoming effective, the Directors of New National Grid were authorised to issue and allot the New National Grid Special Share and New National Grid Shares, and to make purchases of New National Grid's own ordinary shares.

Following completion of the Scheme and the Acquisition, the Directors of New National Grid will have authority to issue and allot up to approximately one-third of the nominal amount of the then issued share capital. The Directors of New National Grid have no present intention of issuing shares except pursuant to the Scheme, the Acquisition, on the exercise of options under the National Grid Share Schemes and the New National Grid Share Plans and in connection with the Exchangeable Bonds.

For additional information on the authorities relating to New National Grid's share capital which have been granted, see section 3 of Part IV of this document.

The resolutions passed on 7 December 2001 also approved the adoption of the New National Grid Articles and conferred an authority to the same effect as Resolution 11 to be proposed at the Scheme EGM.

15. Listing Particulars

A copy of the Listing Particulars relating to New National Grid prepared in accordance with the Listing Rules has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of the Financial Services and Markets Act 2000. The Listing Particulars are available on the National Grid website at www.nationalgrid.com/uk/investors/ niagaramohawkLP.pdf and copies are available, free of charge, by application to the National Grid Shareholder Enquiry Unit, National Grid House, Kirby Corner Road, Coventry CV4 8JY (telephone: 024 7642 3940, fax: 024 7642 3651, e-mail: shareholder.enquiries@uk.ngrid.com) at any time prior to Completion. A copy of the Listing Particulars may also be obtained from the offices of N M Rothschild & Sons Limited, New Court, St. Swithin's Lane, London EC4P 4DU and may be inspected at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the Document Viewing Facility, UK Listing Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Completion. A copy will also be available for inspection at the Court Meeting and the Scheme EGM.

16. Action to be taken

National Grid Shareholders will find enclosed with this document two Forms of Proxy as follows:

(a)     Card A which is to be used for the Court Meeting; and

(b)     Card B which is to be used for the Scheme EGM.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of National Grid Shareholder opinion. National Grid Shareholders are therefore urged to return the completed Forms of Proxy as soon as possible. Further instructions on completing the Forms of Proxy are given on pages 63 and 64.

Therefore, whether or not you propose to attend the meetings in person, you are requested, if you hold National Grid Shares, to complete and return both Forms of Proxy. Completed Forms of Proxy should be returned to the Registrars, Lloyds TSB Registrars, The Causeway, Worthing BN99 6BY as soon as possible and in any case so as to be received by Lloyds TSB Registrars no later than 11.00 a.m. on 5 January 2002 for the Court Meeting and 11.15 a.m. on 5 January 2002 for the Scheme EGM. The return of the Forms of Proxy will not prevent you from attending either of the meetings and voting in person if you wish. In each case, the Forms of Proxy should be completed in accordance with the instructions set out at the end of this document.

The Form of Proxy in respect of the Court Meeting (Card A) may also be handed to the Chairman at the Court Meeting before the start of the meeting. However, in the case of the Scheme EGM, the relevant Form of Proxy (Card B) will be invalid unless it is lodged so as to be received no later than 11.00 a.m. on 5 January 2002.

The Forms of Proxy can be revoked or amended at any time up to 11.15 a.m. on 5 January 2002 (in the case of Card B for the Scheme EGM) or the start of the meeting (in the case of Card A for the Court Meeting).

If you wish to amend or revoke your Form(s) of Proxy after you have returned them to Lloyds TSB Registrars, you should contact Lloyds TSB Registrars at the address given above.

You may, if you wish, register the appointment of a proxy for the Court Meeting and/or the Scheme EGM electronically, by logging on to the website at www.sharevote.co.uk. Alternatively, if you have registered for a Shareview portfolio, you may appoint a proxy by logging on to the website at www.shareview.co.uk and clicking on "Company Meetings". In each case, you will need your Voting Reference Numbers (the three 8-digit numbers printed on the Forms of Proxy). To register the appointment of a proxy for the Court Meeting, you will need to use the Voting Reference Numbers on the Form of Proxy for the Court Meeting (Card A). To register the appointment of a proxy for the Scheme EGM, you will need to use the Voting Reference Numbers on the Form of Proxy for the Scheme EGM (Card B). In order to register the appointment of a proxy for both meetings, you must log on separately using each set of Voting Reference Numbers. Full details of the procedures are given on the websites. If you wish to use the internet, the proxy appointments and voting instructions must be received by Lloyds TSB Registrars not later than 11.00 a.m. on 5 January 2002 for the Court Meeting and 11.15 a.m. on 5 January 2002 for the Scheme EGM. Please note that any electronic communication that is found to contain a computer virus will not be accepted.

The use of Lloyds TSB Registrars' internet proxy appointment and voting instruction service (the "Internet Service") in connection with the Court Meeting and the Scheme EGM, is governed by Lloyds TSB Registrars' conditions of use of this service. These conditions are legally binding.

When the Voting Reference Number is entered and the icon "GO" is clicked the user will be deemed to confirm that he:

(a)     is registering to use the Internet Service;

(b)     has the right to vote his National Grid Shares; and

(c)     has read, understood and agreed to be bound by the conditions of use.

Material particulars of the conditions governing the use of the Internet Service are set out in section 14 of Part IV of this document. The conditions are set out in full on the website at www.sharevote.co.uk, and may be read by logging on to that site and entering the Voting Reference Numbers printed on either Form of Proxy.

A holder of National Grid ADSs should complete the voting instruction card in relation to the voting rights attached to the National Grid Shares represented by its National Grid ADSs and return the voting instruction card to The Bank of New York, Proxy Department, New York, NY 10203-0399, USA as soon as possible and in any event to be received by no later than 5.00 p.m. (New York time) on 3 January 2002. If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

The voting instruction card can be revoked or amended at any time up to 5.00 p.m. (New York time) on 3 January 2002. If you wish to revoke or amend your voting instruction card after you have returned it to The Bank of New York, you should contact The Bank of New York at the address given above.

17. Further information

Your attention is drawn to the letter from your Chairman on pages 9 to 11 of this document and the additional information set out in Part IV of this document, all of which form part of this Explanatory Statement. Your attention is also drawn to the Scheme which is set out in full in Part III of this document.

Yours very truly,
for and on behalf of
N M Rothschild & Sons Limited

                                    PART III

                              SCHEME OF ARRANGEMENT


IN THE HIGH COURT OF JUSTICE                                   No. 7240 of 2001
CHANCERY DIVISION
COMPANIES COURT

                    IN THE MATTER OF NATIONAL GRID GROUP PLC

                  AND IN THE MATTER OF THE COMPANIES ACT 1985


                             SCHEME OF ARRANGEMENT
                 (UNDER SECTION 425 OF THE COMPANIES ACT 1985)
                                     BETWEEN
                             NATIONAL GRID GROUP PLC
                                       AND
           THE HOLDERS OF THE SCHEME SHARES (as hereinafter defined)
                                       AND
     THE HOLDER OF THE NATIONAL GRID SPECIAL SHARE (as hereinafter defined)

1.  Preliminary

1.1 In this Scheme, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

        "Act"                         means the Companies Act 1985, as amended;

        "business day"                means any day other than a Saturday or
                                      Sunday on which banks are generally open for business in England and Wales;

        "Court" means the High Court of Justice of England and Wales;

        "Court Hearing"               means the hearing of the Petition by the
                                      Court;

        "Court Meeting"               means the meeting of holders of National
                                      Grid Shares convened by direction of the Court pursuant to section 425 of the Act for 11.00 a.m. on 7 January 2002, to consider and, if thought fit, approve this Scheme, including any adjournment thereof;

        "CREST" means a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations);

        "CRESTCo"                     means CRESTCo Limited;

        "CREST Regulations"           means the Uncertificated Securities
                                      Regulations 2001 (SI 2001 No. 3755) as
                                      from time to time amended;

        "holder"                      includes any person entitled by
                                      transmission;

        "National Grid"               means National Grid Group plc;

        "National Grid Shares"        means ordinary shares of 11 13/17 pence
                                      each in the capital of National Grid;

        "National Grid Special Share" means the special rights non-voting redeemable preference share of (L)1 in the capital of National Grid held by the Special Shareholder;

        "New National Grid"           means New National Grid plc;

        "New National Grid Shares"    means ordinary shares of 10 pence each in
                                      the capital of New National Grid;

        "New National Grid Special    means the special rights non-voting
        Share"                        redeemable preference share of (L)1 in the
                                      capital of New National Grid to be held by the Special Shareholder;








        "Petition"                    means the petition to the Court to
                                      sanction the Scheme;

        "Scheme Effective Date"       means the date and time on which this
                                      Scheme becomes effective in accordance
                                      with clause 8 of this Scheme;

        "Scheme Record Date"          means the business day immediately
                                      preceding the Scheme Effective Date;

        "Scheme Shareholder"          means a holder of Scheme Shares;

        "Scheme Shares"               means:

                                      (a)    all National Grid Shares in issue
                                             at the date of this Scheme;

                                      (b)    all (if any) additional National
                                             Grid Shares in issue 48 hours prior
                                             to the Court Meeting; and

                                      (c)    all (if any) further National Grid
                                             Shares which may be in issue
                                             immediately prior to the
                                             confirmation by the Court of the
                                             reduction of capital provided for
                                             under this Scheme in respect of
                                             which the original or any
                                             subsequent holders shall be bound
                                             or shall have agreed in writing to
                                             be bound by this Scheme;

        "Special Shareholder"         means the Secretary of State for Trade and
                                      Industry, the holder of the National Grid
                                      Special Share;

        "this Scheme"                 means this scheme of arrangement in its
                                      present form or with or subject to any
                                      modification thereof or addition thereto or condition approved or imposed by the Court; and

        "uncertificated" or "in
         uncertificated form"         means recorded on the relevant register as
                                      being held in uncertificated form in
                                      CREST, and title to which, by virtue of
                                      the CREST Regulations, may be transferred by means of CREST.

1.2 The authorised share capital of National Grid as at the date of this Scheme is (L)250,000,001 divided into 2,500,000,000 National Grid Shares, of which 1,486,906,935 have been issued and are fully paid up (and the remainder are unissued), and one National Grid Special Share which has been issued and is fully paid up.

1.3 New National Grid was incorporated as a private limited company on 11 July 2000 under the name Intercede 1610 Limited. Its name was changed on 30 August 2000 to New National Grid Limited and it was re-registered as a public limited company on 29 November 2000. The authorised share capital of New National Grid at the date of this Scheme is
        (L)250,000,001 divided into 2,500,000,000 New National Grid Shares, of which 500,000 have been issued and are paid up as to one-quarter (and the remainder are unissued) and the New National Grid Special Share which has not been issued.

1.4 The purpose of this Scheme is to provide for the cancellation of the Scheme Shares and the National Grid Special Share and the issue of new National Grid Shares and one new B share of (L)1 to New National Grid in consideration of the allotment by New National Grid of New National Grid Shares to the Scheme Shareholders and of the New National Grid Special Share to the Special Shareholder.

1.5 New National Grid has given its written consent to this Scheme and has given a written undertaking to be bound by its terms. The Special Shareholder has agreed to appear by Counsel at the Court Hearing to consent to this Scheme and to undertake to be bound by its terms.

2.  Cancellation of National Grid share capital

2.1 The share capital of National Grid shall be reduced to nil by cancelling the Scheme Shares and the National Grid Special Share.

2.2 Forthwith and contingently upon the reduction of the share capital of New National Grid in issue immediately prior to the Scheme Effective Date and the reduction of share capital pursuant to sub-clause 2.1 taking effect:

        2.2.1 the authorised share capital of National Grid shall be increased to its former amount by the creation of one new B share of (L)1 and such number of new National Grid Shares as shall together be of an aggregate nominal amount equal to the aggregate nominal amount of the shares cancelled in accordance with sub-clause 2.1; and

        2.2.2 National Grid shall apply the credit arising in its books of account on the reduction of capital pursuant to sub- clause 2.1, in paying up, in full at par, the new B share of (L)1 and the new National Grid Shares created pursuant to sub-clause 2.2.1 and shall allot and issue the same, credited as fully paid, to New National Grid and/or its nominee(s).

2.3 The new B share of (L)1 in the capital of National Grid to be created pursuant to sub-clause 2.2.1 shall rank pari passu with the new National Grid Shares to be created pursuant to sub-clause 2.2.1.

3.  New National Grid Shares and the New National Grid Special Share

3.1 In consideration of the cancellation of the Scheme Shares and the National Grid Special Share and the issue of the new B share of (L)1 and the new National Grid Shares to New National Grid and/or its nominee(s) pursuant to clause 2 of this Scheme, New National Grid shall (subject to the provisions of sub-clause 3.3):

        3.1.1 allot and issue (credited as fully paid) New National Grid Shares to the Scheme Shareholders on the basis of one New National Grid Share for each Scheme Share held at 5.30 p.m. on the Scheme Record Date; and

        3.1.2 allot and issue (credited as fully paid) the New National Grid Special Share to the Special Shareholder.

3.2 The New National Grid Shares to be issued pursuant to sub-clause 3.1.1 shall rank in full for all dividends or distributions made, paid or declared after the Scheme Effective Date on the ordinary share capital of New National Grid.

3.3 The provisions of sub-clause 3.1 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder who is a citizen, resident or national of any jurisdiction outside the UK ("overseas shareholder"), New National Grid is advised that the allotment and issue of New National Grid Shares pursuant to this clause 3 may infringe the laws of any jurisdiction outside the UK or may require New National Grid to observe any governmental or other consent or any registration, filing or other formality, then New National Grid may determine that no New National Grid Shares shall be allotted or issued to such overseas shareholder under this clause 3, but shall instead be allotted to a nominee appointed by New National Grid, as a trustee for such overseas shareholder, on terms that the nominee shall, as soon as practicable following the Scheme Effective Date, sell the New National Grid Shares so allotted at the best price which can reasonably be obtained and shall account for the net proceeds of such sale (after the deduction of all expenses and commissions, including value added tax, payable thereon) by sending a cheque or warrant to such overseas shareholder in accordance with the provisions of clause 4 below. None of National Grid, New National Grid, any nominee referred to in this sub-clause 3.3 or any broker or agent of any of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

4.  Certificates and payment

4.1 Not later than ten (10) business days after the Scheme Effective Date, New National Grid shall send by post to the allottees of the New National Grid Shares and to the allottee of the New National Grid Special Share allotted and issued pursuant to clause 3 of this Scheme certificates in respect of such shares. Where Scheme Shares are held in uncertificated form, New National Grid will procure that CRESTCo is instructed to cancel the entitlement to Scheme Shares of each of the Scheme Shareholders concerned and to credit to the appropriate stock account in CREST of each such Scheme Shareholder his entitlement to New National Grid Shares.

4.2 Not later than ten (10) business days following the sale of any relevant New National Grid Shares pursuant to sub-clause 3.3, New National Grid shall procure that the nominee shall account for the cash payable by despatching to the persons respectively entitled thereto cheques and/or warrants by post.

4.3 All certificates required to be sent by New National Grid pursuant to sub-clause 4.1 and all cheques or warrants required to be sent pursuant to sub-clause 4.2 shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of National Grid at 5.30 p.m. on the Scheme Record Date (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of National Grid prior to 5.30 p.m. on the Scheme Record Date.

4.4 None of National Grid, New National Grid, any nominee referred to in sub-clause 3.3 or any agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this clause 4.

4.5 The preceding sub-clauses of this clause 4 shall take effect subject to any prohibition or condition imposed by law.

5.  Certificates representing Scheme Shares and the National Grid Special
    Share

With effect from and including the Scheme Effective Date, all certificates representing holdings of Scheme Shares and the National Grid Special Share shall cease to be valid in respect of such holdings.

6.  Mandates

Each mandate in force at 5.30 p.m. on the Scheme Record Date relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications from National Grid shall, unless and until varied or revoked, be deemed as from the Scheme Effective Date to be a valid and effective mandate or instruction to New National Grid in relation to the corresponding New National Grid Shares to be allotted and issued pursuant to this Scheme.

7.  Professional Fees

National Grid shall pay and discharge all of the debts and liabilities of National Grid and of New National Grid to their professional advisers which have been incurred or will be incurred in connection with this Scheme and with the reduction of capital of New National Grid.

8.  Scheme Effective Date

This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Act and confirming the reduction of capital proposed under this Scheme under section 137 of the Act shall have been duly delivered to the Registrar of Companies for registration and registered by him.

9.  Lapse

Unless this Scheme shall have become effective on or before 31 August 2002 or such later date, if any, as the Court may allow, it shall lapse.

10. Modification

National Grid and New National Grid may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated the 10th day of December 2001

                                     PART IV

                             ADDITIONAL INFORMATION

1.  Introduction

1.1 Overview of National Grid Group

National Grid Group is an international network business. Its principal activities are the ownership and operation of the high-voltage transmission network in England and Wales and electricity transmission and distribution networks serving approximately 1.7 million customers in the north-eastern US. The Group also operates interconnectors between England and Wales and each of France and Scotland and between the US and Canada. It is developing an interconnector in Australia. It has interests in transmission networks in Argentina and Zambia with joint venture partners.

The Group's telecommunications interests comprise its 32.6 per cent. economic interest in Energis plc, wholly-owned infrastructure businesses in the UK and US and joint ventures in Poland and Latin America.

1.2 Acquisition of Niagara Mohawk and the Scheme

The Group is currently in the process of completing the acquisition of Niagara Mohawk, the principal activities of which are the delivery of electricity and natural gas in New York State. Its electricity customer base, at more than 1.5 million customers, is similar in size to that of National Grid USA. It also has over 0.5 million retail gas customers in the residential and business sectors and offers transportation of gas purchased by customers directly from suppliers. Niagara Mohawk's electricity system is interconnected with that of National Grid USA and consists of over 9,000 miles of transmission lines and 41,000 miles of distribution lines. Shareholders of both National Grid and Niagara Mohawk approved the Acquisition in January 2001.

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the majority of which have been received. The only material regulatory approval outstanding is that of the SEC. The Acquisition is expected to complete in early 2002, prior to which National Grid will carry out a corporate reorganisation by way of the Scheme. Under the Scheme, New National Grid will become the holding company of National Grid.

2.  Incorporation and activity of New National Grid

2.1 New National Grid was originally incorporated and registered in England and Wales under the Act as a private limited company under the name Intercede 1610 Limited with registered number 4031152 on 11 July 2000. Its name was changed to New National Grid Limited on 30 August 2000 and it was re-registered as a public limited company, New National Grid plc, on 29 November 2000. The principal legislation under which New National Grid operates is the Act and the regulations made thereunder.

2.2 The registered office of New National Grid is at 15 Marylebone Road, London NW1 5JD.

2.3 New National Grid has entered into the Merger Agreement, the Financing Documents, the Exchangeable Bonds Trust Deed, the Undertaking, the service agreement with William E. Davis described in section 6.5 below and an agreement dated 10 December 2001 between New National Grid, National Grid and Rothschild, whereby New National Grid has appointed Rothschild to act as its sponsor in connection with Admission. New National Grid has established a wholly-owned subsidiary, Grid Delaware, Inc. A copy of the audited accounts for New National Grid for the period from incorporation to 31 March 2001 has been filed with the Registrar of Companies.

3.  Share capital

3.1 The authorised, issued and fully paid share capital of New National Grid as at the date of this document is as follows:

     ------------------------------------------------------------------------------------------------------------------------------
              Authorised
                  Number   Authorised Amount                                                     Issued Number        Issued Amount
     ------------------------------------------------------------------------------------------------------------------------------
           2,500,000,000      (L)250,000,000             New National Grid Shares                      500,000(1)         (L)50,000
                       1                (L)1         New National Grid Special Share                        --                   --
     ------------------------------------------------------------------------------------------------------------------------------


        Note:

        (1) The 500,000 New National Grid Shares have been issued and are paid up as to one-quarter. National Grid Nominees Limited holds 499,990 New National Grid Shares and Fiona Smith, Group General Counsel and Company Secretary of National Grid, holds 10 New National Grid Shares as nominee for National Grid Nominees Limited. Subject to the sanction of the Court, these New National Grid Shares will be cancelled immediately prior to the Scheme becoming effective.

3.2     On incorporation, New National Grid had an authorised share capital of
        (L)100 divided into 100 ordinary shares of (L)1 each, of which one ordinary share of (L)1 was issued. By a resolution of New National Grid passed on 28 November 2000: (i) the authorised share capital comprising ordinary shares of (L)1 was sub-divided into ordinary shares of 10 pence each; and (ii) the authorised share capital was increased to
        (L)250,000,000 by the creation of 2,499,999,000 new ordinary shares of 10 pence each. On 28 November 2000, 499,990 New National Grid Shares were issued to National Grid Nominees Limited.

3.3     By resolutions of New National Grid passed on 7 December 2001:

        3.3.1 the authorised share capital of New National Grid was increased from (L)250,000,000 to (L)250,000,001 by the creation of the New National Grid Special Share;

        3.3.2 the directors of New National Grid were generally and unconditionally authorised, pursuant to section 80 of the Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of (L)200,000,000 in respect of allotments of relevant securities in connection with: (a) the Scheme; (b) the Acquisition; and (c) the exchange of any of the Exchangeable Bonds, such authority to expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date, provided that New National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors of New National Grid may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired;

        3.3.3 conditional on the Scheme becoming effective, the directors of New National Grid were generally authorised, pursuant to section 80 of the Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of
               (L)66,666,666 provided always that following implementation of the Scheme, the authority conferred by this section 3.3.3 shall be limited to the allotment of relevant securities up to an aggregate nominal amount of one-third of the ordinary share capital of New National Grid in issue immediately following implementation of the Scheme or, if the Acquisition completes, Completion, such authority to expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date, provided that New National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors of New National Grid may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired;

        3.3.4 conditional on the Scheme becoming effective and pursuant to the general authority granted to the directors of New National Grid by the resolution referred to in section 3.3.3 above, the directors of New National Grid were empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment provided that such power shall be limited to:

               (i) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares deemed to be held by them, subject to such exclusions or other arrangements as the directors of New National Grid may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares represented by depositary receipts, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

               (ii)    the allotment, otherwise than pursuant to section 3.3.4
                       (i) above, of equity securities for cash up to an aggregate nominal value of (L)10,000,000 provided always that the authority conferred by this section 3.3.4(ii) shall be limited to the allotment of equity securities for cash as if section 89(1) of the Act did not apply to such allotment up to an aggregate nominal amount of 5 per cent. of the ordinary share capital of New National Grid in issue immediately following implementation of the Scheme or, if the Acquisition completes, Completion.

               This power shall expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date except that the directors of New National Grid shall be entitled, at any time prior to the expiry of this power, to make any offer or agreement which would or might require equity securities to be allotted after such expiry and to allot equity securities in accordance with such offer or agreement as if the power conferred hereby had not expired; and

        3.3.5 conditional on the Scheme becoming effective, the directors of New National Grid were generally authorised to make market purchases (as defined in section 163(3) of the Act) of up to 200,000,000 New National Grid Shares provided always that the authority conferred by this section 3.3.5 shall be limited to the market purchase of such number of New National Grid Shares as shall be equal to or less than 10 per cent. of the number of New National Grid Shares in issue immediately following implementation of the Scheme or, if the Acquisition completes, Completion, at a price not less than 10 pence per New National Grid Share nor more than a price per New National Grid Share of 105 per cent. of the average of the middle market quotation for a New National Grid Share according to the Daily Official List for the five business days before the purchase is made, such authority to expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date, except that New National Grid may enter into a contract to purchase such New National Grid Shares which would or might be completed wholly or partly after such expiry.

3.4 Under the Scheme, New National Grid will issue New National Grid Shares, credited as fully paid, to the Scheme Shareholders on the basis of one New National Grid Share for each Scheme Share held and will issue the New National Grid Special Share to the Special Shareholder. Accordingly, the proposed authorised, issued and fully paid share capital of New National Grid immediately before completion of the Acquisition will be as follows:

     ------------------------------------------------------------------------------------------------------------------------------
              Authorised        Authorised
                  Number            Amount                                                      Issued Number         Issued Amount
     ------------------------------------------------------------------------------------------------------------------------------
           2,500,000,000    (L)250,000,000             New National Grid Shares                 1,486,906,935     (L)148,690,693.50
                       1              (L)1          New National Grid Special Share                         1                  (L)1
     ------------------------------------------------------------------------------------------------------------------------------


        Note: The table set out above assumes no issues of shares by New National Grid or National Grid after 7 December 2001 (being the latest practicable date prior to the publication of this document), whether pursuant to the exercise of options or otherwise, other than in connection with the Scheme.

3.5 Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will receive consideration of $19.00 per Niagara Mohawk Share, subject to adjustment. This adjustment will be made by reference to the closing price of a National Grid Share and the prevailing (L):$ exchange rate on 20 trading days selected at random from 40 consecutive trading days ending on the tenth trading day prior to the deadline for Niagara Mohawk Shareholders to make the election described below. At the date of its announcement, the terms of the Acquisition valued the equity of Niagara Mohawk at approximately $3.0 billion and the enterprise value of Niagara Mohawk at approximately $8.9 billion. Under the Merger Agreement, Niagara Mohawk Shareholders will be able to elect to receive their consideration in cash, New National Grid ADSs or a combination thereof, with the aggregate cash consideration offered to all Niagara Mohawk Shareholders being $1.015 billion. Assuming this level of cash consideration, a price of 435.5 pence and an exchange rate of
        (L)1:$1.432 (being the Closing Price and Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document) the maximum number of New National Grid Shares which could be issued pursuant to the Acquisition is 312,238,507.

        However, under the terms of the Merger Agreement, if cash elections received from all Niagara Mohawk Shareholders exceed $1.015 billion, National Grid may, at its sole discretion, reduce the total number of New National Grid ADSs to be issued and increase the aggregate cash portion of the purchase price. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections. Assuming that the aggregate cash portion of the price paid represents 50 per cent. of the total consideration, a price of 435.5 pence and an exchange rate of (L)1:$1.432 (being the Closing Price and Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document), the authorised, issued and fully paid share capital of New National Grid immediately following completion of the Acquisition will be as follows:

     ------------------------------------------------------------------------------------------------------------------------------
             Authorised
                 Number    Authorised Amount                                                     Issued Number        Issued Amount
     ------------------------------------------------------------------------------------------------------------------------------
          2,500,000,000       (L)250,000,000              New National Grid Shares               1,724,403,787    (L)172,440,378.70
                      1                 (L)1          New National Grid Special Share                        1                 (L)1
     ------------------------------------------------------------------------------------------------------------------------------

        Note: The table set out above also assumes no issues of shares by New National Grid, National Grid or Niagara Mohawk after 7 December 2001 (being the latest practicable date prior to the publication of this document), whether pursuant to the exercise of options or otherwise, other than in connection with the Scheme and the Acquisition.

        No fractions of New National Grid ADSs will be issued in connection with the Acquisition. Niagara Mohawk Shareholders who would otherwise have been entitled to receive a fraction of a New National Grid ADS under the terms of the Acquisition will receive cash in lieu of such fraction.

3.6 Other than pursuant to (i) the Scheme; (ii) the exercise of options under the National Grid Share Schemes and the New National Grid Share Plans; (iii) the Exchangeable Bonds; and (iv) the Acquisition, New National Grid has no intention of issuing any of its authorised unissued share capital and no issue of New National Grid Shares will be made which will effectively alter control of New National Grid without the prior approval of shareholders in general meeting.

3.7 Save as disclosed in this section 3: (i) there has been no issue of share or loan capital of New National Grid since its incorporation; and
        (ii) no share or loan capital of New National Grid is under option or agreed to be put under option.

3.8 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of New National Grid.

3.9 The New National Grid Shares to be issued pursuant to the Scheme and the Acquisition have not been sold and are not being made available to the public in conjunction with the application for Admission.

3.10 The New National Grid Shares to be issued pursuant to the Scheme and the Acquisition will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New National Grid Shares.

3.11 The trustee of the National Grid Qualifying Employee Share Ownership Trust has agreed to waive all but 0.0001 pence of any dividend per share due, or to become due, on any New National Grid Shares held in the National Grid Qualifying Employee Share Ownership Trust. In addition, the trustee of the National Grid 1996 Employee Benefit Trust has agreed to waive all dividends on any New National Grid Shares held in that trust. The trustees of each of the National Grid Qualifying Employee Share Ownership Trust (No. 2), the National Grid Employee Trust 2001 and the UK Trust, in respect of unallocated shares, have agreed to waive any dividends per share due, or to become due, on any New National Grid Shares held in those trusts.

4.  Substantial shareholdings

4.1 In so far as is known to National Grid, as at 6 December 2001 (being the latest practicable date prior to the publication of this document), the following parties are interested, directly or indirectly, in 3 per cent. or more of National Grid's issued ordinary share capital:

    ----------------------------------------------------------------------------
                                                                   Percentage of
                                                                 issued National
    Shareholder                                                      Grid Shares
    ----------------------------------------------------------------------------
    The Capital Group Companies, Inc.                                       7.05
    Prudential Corporation plc                                              3.96
    Deutsche Bank AG(1)                                                     3.86
    HSBC Investment Bank plc(1)                                             3.72
    Credit Suisse First Boston Equities Limited(1)                          3.36
    ----------------------------------------------------------------------------

    Note:

    (1) National Grid has been notified that HSBC Investment Bank plc, in respect of 3.70 per cent., Deutsche Bank AG in respect of 3.80 per cent. and Credit Suisse First Boston Equities Limited in respect of its total holding had each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group retains an economic exposure to 10.86 per cent. of issued National Grid Shares.

        Save as disclosed in this section 4, the Directors are not aware of any interest which as at 6 December 2001 represented 3 per cent. or more of the issued ordinary share capital of National Grid.

4.2 The following table shows the persons who are expected to be interested, directly or indirectly, in 3 per cent. or more of the issued share capital of New National Grid following completion of the Acquisition, assuming that:

        (i) the aggregate cash portion of the purchase price for the Acquisition represents 50 per cent. of the total consideration and all Niagara Mohawk Shareholders receive 50 per cent. of the consideration due to them in the form of New National Grid ADSs;

        (ii) the price per National Grid Share used to calculate the Acquisition consideration is 435.5 pence (being the Closing Price on 7 December 2001, the latest practicable date prior to the publication of this document);

        (iii) the Exchange Rate is (L): $1.432 (being the Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document);

        (iv) there is no increase in the issued share capital of National Grid or in New National Grid after 7 December 2001 (being the latest practicable date prior to the publication of this document) save in connection with implementation of the Scheme and the Acquisition;

        (v) there is no increase in the issued share capital of Niagara Mohawk after 7 December 2001 (being the latest practicable date prior to the publication of this document);

        (vi) there are no dealings in National Grid Shares or New National Grid Shares after 7 December 2001 (being the latest practicable date prior to the publication of this document); and

        (vii) the shareholdings in Niagara Mohawk are the same as at 30 September 2001 (being the latest date on which the top 50 shareholdings in Niagara Mohawk were published):

    ----------------------------------------------------------------------------
                                                                   Percentage of
                                                             issued New National
    Shareholder                                                      Grid Shares
    ----------------------------------------------------------------------------
    The Capital Group Companies, Inc.                                       7.60
    Prudential Corporation plc                                              3.42
    Deutsche Bank AG(1)                                                     3.45
    HSBC Investment Bank plc(1)                                             3.30
    Credit Suisse First Boston Equities
      Limited(1)                                                            3.05
    ----------------------------------------------------------------------------

    Note:

    (1) HSBC Investment Bank plc, in respect of 3.19 per cent., Deutsche Bank AG in respect of 3.28 per cent. and Credit Suisse First Boston Equities Limited, in respect of 2.90 per cent., have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group is expected to have an economic exposure to 9.37 per cent. of issued New National Grid Shares.

5. Summary of the principal differences between the New National Grid Articles and the National Grid Articles

The principal differences between the New National Grid Articles and the National Grid Articles are explained below. A copy of the New National Grid Articles and of the National Grid Articles will be available for inspection as referred to in section 16 below. A copy of the National Grid Articles (including amendments proposed to be made at the Scheme EGM) will also be available during, and for at least 15 minutes prior to, the Scheme EGM.

5.1 New National Grid Special Share

This Article reflects changes in the structure of the electricity supply industry in England and Wales since the flotation of National Grid in 1995 and in particular the introduction of new electricity trading arrangements introduced in March 2001. For example, the "Pool", which used to be the electricity trading market, no longer exists and accordingly references to "Pool Members", as used in relation to the definition of "Restricted Person", have been replaced by references to persons who are bound by the Balancing and Settlement Code.

5.2 CREST

The New National Grid Articles expressly permit shares to be held in uncertificated form in accordance with the CREST Regulations and the rules of CREST (the electronic settlement system).

5.3 Electronic communications

Following various amendments to company law as a result of the Electronic Communications Order, formal electronic communication with shareholders became legally possible. The Electronic Communications Order provides that where there is agreement between New National Grid and the shareholder(s) concerned, the annual report and accounts and notices of meetings may be sent to shareholders electronically, or New National Grid may publish the relevant documents on a website and send a notice by electronic means informing shareholders that these documents are available. The Electronic Communications Order also allows a shareholder to appoint a proxy by electronic means. Provisions have been included in the New National Grid Articles to give effect to the Electronic Communications Order.

In accordance with the Electronic Communications Order, New National Grid will only communicate electronically with those shareholders who specifically elect for electronic communications.

5.4 Number of directors to retire

This Article relates to the number of directors to retire from office by rotation and requires that all directors shall retire by rotation at least every three years, in accordance with corporate governance best practice.

5.5 Removal of interim privatisation arrangements

Articles 1 ("Definitions") and 56 ("Limitations on Shareholdings") in the New National Grid Articles do not contain references to certain interim arrangements originally included in the National Grid Articles in relation to the flotation of National Grid.

5.6 ADS holders

The New National Grid Articles allow ADS holders to attend, speak and vote at general meetings. Accordingly, the Depositary will be able to appoint holders of New National Grid ADSs as proxies, and these proxies will have the right to attend, speak and vote at general meetings. Such proxies appointed by the Depositary will be able, in turn, to appoint proxies to attend, speak and vote at a general meeting instead of them. To ensure that ADS holders will be able to vote on special and extraordinary resolutions, the New National Grid Articles require such resolutions to be decided on a poll. All ordinary resolutions will be decided on a show of hands or, if a poll is demanded in accordance with the New National Grid Articles, on a poll. The Board, when declaring a Sterling dividend, can elect to pay dividends to the Depositary in US dollars.

6.  Directors, Secretary and Proposed Directors of New National Grid

6.1 Directors and Secretary

The Directors and their functions are set out below:

--------------------------------------------------------------------------------
Name     Function
--------------------------------------------------------------------------------
     James Hood Ross                          Chairman (Non-executive)
     Roger John Urwin                         Group Chief Executive
     Stephen John Box                         Group Finance Director
     Richard Paul Sergel                      Group Director, North America
     Steven John Holliday                     Group Director, UK and Europe
     Edward Morrison Astle                    Group Director, Telecommunications
     Robert Frederick William Faircloth       Non-executive Director
     John Albert Martin Grant                 Non-executive Director
     Paul Lewis Joskow                        Non-executive Director
     Richard Gurdon Reynolds                  Non-executive Director
--------------------------------------------------------------------------------

The business address of each of the Directors is 15 Marylebone Road, London NW1 5JD, with the exceptions of Richard Sergel and Paul Joskow, each of whose business address is 25 Research Drive, Westborough, Massachusetts, MA 01582.

Fiona Smith is Group General Counsel and Company Secretary of New National
Grid.

6.2 Proposed Directors

It is proposed that, following Completion, William E. Davis, chairman and chief executive officer of Niagara Mohawk, will be appointed Chairman of National Grid USA for a period of two years from Completion to help ensure a smooth transition and rapid integration and will also be appointed as an Executive Director of New National Grid. One of Niagara Mohawk's non-executive directors, Dr Bonnie G. Hill, will also join the Board as a Non-executive Director.

6.3 Details of the Directors' and the Proposed Directors' service contracts with a period of notice or contract period of one year or more are as follows:

6.3.1 On 17 November 1995, Roger Urwin entered into a service agreement jointly with the Companies pursuant to which he was employed as Managing Director Transmission. Roger Urwin was subsequently appointed as Group Chief Executive on 1 April 2001. Roger Urwin currently receives a base salary of (L)500,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through an executive share option plan. Roger Urwin is provided with a car and receives death-in-service life cover. Roger Urwin is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme.

        Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). If the employment of Roger Urwin is terminated following a change of control of the Company or as a result of redundancy, and the termination is with the consent of the Company, Roger Urwin may choose to receive a pension with the option to commute part of this pension for a lump sum, payable from the date of termination. The pension is calculated on Pensionable Service (as defined) and Pensionable Salary (as defined) at the date of termination. Subject to mutual agreement to the contrary, Roger Urwin's service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

6.3.2 On 16 July 1997, Stephen Box entered into a service agreement jointly with the Companies pursuant to which he is employed as Group Finance Director. Stephen Box currently receives a base salary of (L)350,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through an executive share option plan. Stephen Box is provided with a car and receives death-in-service life cover. Stephen Box is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Stephen Box is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

        Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). Subject to mutual agreement to the contrary, Stephen Box's service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

6.3.3 On 22 March 2000, Rick Sergel entered into a service agreement jointly with the Company and National Grid USA pursuant to which he is employed as President and Chief Executive Officer of National Grid USA. Rick Sergel receives no additional salary for being a director of National Grid. His base salary as President and Chief Executive Officer of National Grid USA is currently $700,000 and he has an annual bonus opportunity under the National Grid USA annual bonus arrangement. Long-term incentives are provided through an executive share option plan. He participates in National Grid USA's Executive Supplemental Retirement Plan and in other welfare plans, retirement, incentive and fringe benefits plans on the same basis as other executive officers in National Grid USA. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

        Subject to mutual agreement to the contrary, Rick Sergel's service agreement is for an initial fixed term until March 2003, subject to a one year notice period by the Company after March 2002, although the service agreement is terminable by him on six months' written notice at any time.

        In the event that National Grid USA terminates Rick Sergel's service agreement other than for Cause (as defined), death or Disability (as defined) or Rick Sergel terminates the service agreement for Good Reason (as defined), National Grid USA is obliged to make various payments to Rick Sergel and he also has the right to receive certain benefits. The quantum of the termination payments depends upon the length of time that Rick Sergel has been employed and also whether the termination event has arisen as a result of a Change in Control (as defined) of either National Grid USA or National Grid. The payments and benefits are intended as liquidated damages and the sole and exclusive remedy of Rick Sergel in the relevant circumstances.

6.3.4 On 6 March 2001, Steven Holliday entered into a service agreement jointly with the Companies pursuant to which he is employed as Group Director, Europe. Steven Holliday currently receives a base salary of
        (L)270,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through an executive share option plan. Steven Holliday is provided with a car and receives death-in-service life cover. Steven Holliday is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Steven Holliday is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

        Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). Subject to mutual agreement to the contrary, Steven Holliday's service agreement is terminable by him on 12 months' written notice and by the Companies on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months.

6.3.5 On 27 July 2001, Edward Astle entered into a service agreement jointly with the Companies pursuant to which he is employed as Group Director, Telecommunications. This appointment was effective from 1 September 2001. Edward Astle currently receives a base salary of (L)310,000 (which will be reviewed annually on 1 April). In addition to the annual bonus opportunity under the Group Directors' performance-related bonus plan, Edward Astle has special bonus plan arrangements under which he is entitled to a bonus of (L)100,000 for the period up until 31 March 2002 on completing a telecommunications strategic review which is approved by the Board. Thereafter, the special bonus arrangements will be reviewed. Long-term incentives are provided through an executive share option plan. Edward Astle is provided with a choice of car or car allowance and receives death-in-service life cover. Edward Astle is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Edward Astle is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

        Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies request, remain as directors until the Companies' normal retirement age (currently 63). Subject to mutual agreement to the contrary, Edward Astle's service agreement is terminable by him on 12 months' written notice and by the Companies on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months.

6.4 The service agreement of each of the Executive Directors will be novated to New National Grid, with effect from the Scheme Effective Date.

6.5 On 7 December 2001, William E. Davis entered into a service agreement jointly with New National Grid and National Grid USA pursuant to which, following Completion, he will be employed as Chairman of National Grid USA and as an Executive Director of New National Grid for a fixed period of 24 months. The service agreement can be terminated by William Davis if he provides National Grid USA with three months' written notice. William Davis will receive a payment equal to four times his base salary on joining New National Grid and National Grid USA, if he has not received such a payment immediately before Completion. William Davis will receive no additional salary for being a director of New National Grid. His base salary as Chairman of National Grid USA will be not less than $820,000 (reviewed annually) and he will have an annual bonus opportunity under National Grid USA's annual bonus arrangements. Long-term incentives may be provided through an executive share option plan. He will participate in National Grid USA's Executive Supplemental Retirement Plan and any National Grid USA ICP I bonus plans/programs and in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The provisions of some of these benefits plans and programs shall continue to be effective for certain time periods following termination of William Davis' employment. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

6.6 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the Directors for the year ended 31 March 2001 amounted to (L)2,808,000. The remuneration policy of the National Grid Group will be reviewed by the Remuneration Committee after the Acquisition, in the light of the responsibilities to be undertaken by the Directors and Proposed Directors within the Combined Group. Subject to this, it is estimated that for the year ending 31 March 2002 the Directors of New National Grid will be paid a total of approximately (L)3,326,000 by the Combined Group. The Remuneration Committee comprises Bob Faircloth, John Grant and Richard Reynolds.

6.7 There will be no variation in the total emoluments receivable by any of the Directors under the Merger Agreement.

6.8 There is no arrangement under which a Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.  Directors' interests in National Grid and New National Grid

7.1 On the basis of the assumptions set out in section 4.2 of this Part IV, the interests, all of which are beneficial, of the Directors in: (i) National Grid Shares as at 6 December 2001 (being the latest practicable date prior to the publication of this document) (which in aggregate represent approximately 0.014 per cent. of the issued ordinary share capital of National Grid); (ii) in New National Grid Shares immediately following the Scheme Effective Date (which in aggregate will represent approximately 0.014 per cent. of the issued ordinary share capital of New National Grid); and (iii) in New National Grid Shares immediately following completion of the Acquisition (which in aggregate will represent approximately 0.012 per cent. of the issued ordinary share capital of New National Grid), are set out in the table below. In each case, the figures are based upon the interests in National Grid Shares which have been notified by each Director to National Grid pursuant to section 324 or section 328 of the Act as at 6 December 2001 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Act to be entered into the register of Directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Act) of a Director which would, if the connected person were a Director, be required to be disclosed under those sections of the Act, and the existence of which is known to or could with reasonable diligence be ascertained by that Director:

    -----------------------------------------------------------------------------------------------------
                                                      Expected interest in New       Expected interest in
                                                          National Grid Shares          New National Grid
                                  Interest in     immediately after the Scheme         Shares immediately
    Name                 National Grid Shares                   Effective Date           after Completion
    -----------------------------------------------------------------------------------------------------
    James Ross                         19,000                           19,000                     19,000
    Roger Urwin                       147,920                          147,920                    147,920
    Edward Astle                            -                                -                          -
    Stephen Box                        18,459                           18,459                     18,459
    Bob Faircloth                           -                                -                          -
    John Grant                         10,000                           10,000                     10,000
    Steven Holliday                         -                                -                          -
    Paul Joskow                         5,000                            5,000                      5,000
    Richard Reynolds                   10,000                           10,000                     10,000
    Rick Sergel                         1,404                            1,404                      1,404
    -----------------------------------------------------------------------------------------------------

7.2 The following Directors have the options set out in the table below (all of which have been granted for no consideration) under the Executive Share Option Scheme (1990) and the Executive Share Option Plan 2000:

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Outstanding
                                                            Exercise price                                            National Grid
                                                              per National                                             Shares under
    Name                                 Date of grant  Grid Share (pence)       Normal exercise periods                     option
    -------------------------------------------------------------------------------------------------------------------------------
    Roger Urwin                            29 Sep 1997              280.50           Sep 2000 - Sep 2007                    169,340
                                           16 Jun 1998              375.75           Jun 2001 - Jun 2008                     91,656
                                           15 Jun 1999              455.25           Jun 2002 - Jun 2009                     22,098
                                            5 Jun 2000              531.50           Jun 2003 - Jun 2010                     33,867
                                           18 Jun 2001              563.00           Jun 2004 - Jun 2011                    133,214

    Edward Astle                            6 Sep 2001              479.50           Sep 2004 - Sep 2011                    193,952

    Stephen Box                            29 Sep 1997              280.50           Sep 2000 - Sep 2007                    160,427
                                           16 Jun 1998              375.75           Jun 2001 - Jun 2008                     93,147
                                           15 Jun 1999              455.25           Jun 2002 - Jun 2009                     43,931
                                            5 Jun 2000              531.50           Jun 2003 - Jun 2010                     37,630
                                           18 Jun 2001              563.00           Jun 2004 - Jun 2011                     93,250

    Steven Holliday                        30 Mar 2001              540.00           Mar 2004 - Mar 2011                    150,000
                                           18 Jun 2001              563.00           Jun 2004 - Jun 2011                     71,936

    Rick Sergel                            31 Mar 2000              566.50           Mar 2003 - Mar 2010                    201,845
                                           18 Jun 2001              563.00           Jun 2004 - Jun 2011                    134,321
    -------------------------------------------------------------------------------------------------------------------------------

        The following Directors have the options set out in the table below (all of which have been granted for no consideration) under the Share Matching Scheme (1996):

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Outstanding
                                                                                                                      National Grid
                                                          Exercise price in                                            Shares under
    Name                             Date of grant            total (pence)            Normal exercise periods               option
    -------------------------------------------------------------------------------------------------------------------------------
    Roger Urwin                        16 Jun 1998                   100.00                Jun 2001 - Jun 2005                4,047
                                       11 Jun 1999                   100.00                Jun 2002 - Jun 2006                3,884
                                       26 Jun 2000                   100.00                Jun 2003 - Jun 2007                3,859
                                        8 Jun 2001                   100.00                Jun 2004 - Jun 2008                5,635

    Stephen Box                        11 Jun 1999                   100.00                Jun 2002 - Jun 2006                3,844
                                       26 Jun 2000                   100.00                Jun 2003 - Jun 2007                4,122
                                        8 Jun 2001                   100.00                Jun 2004 - Jun 2008                6,134
    -------------------------------------------------------------------------------------------------------------------------------

        Rick Sergel participates in the Incentive Compensation Plan which is a comparable plan to the Share Matching Scheme (1996). On 5 June 2001, Rick Sergel received an award under this plan which he chose to invest into the Deferred Compensation Plan resulting in an entitlement to 4,353 notional National Grid ADSs which, as a result of a dividend reinvestment, accrued a further 87 notional National Grid ADSs on 15 August 2001.

        The following Directors have the options set out in the table below (all of which have been granted for no consideration) under the 1999 Savings Related Share Option Scheme:

    -------------------------------------------------------------------------------------------------------------------------------
                                                             Exercise price                                             Outstanding
                                                               per National                                           National Grid
                                                                 Grid Share                                           Shares under
    Name                             Date of grant                  (pence)            Normal exercise periods               option
    -------------------------------------------------------------------------------------------------------------------------------
    Roger Urwin                        22 Jun 2001                   457.00                Sep 2006 - Feb 2007                3,692
    Steven Holliday                    22 Jun 2001                   457.00                Sep 2006 - Feb 2007                3,692
    -------------------------------------------------------------------------------------------------------------------------------

7.3 Each of the current Executive Directors (Roger Urwin, Edward Astle, Stephen Box, Steven Holliday and Rick Sergel) is deemed for the purposes of the Act to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and the National Grid 1996 Employee Benefit Trust and thereby to have an interest as at 6 December 2001 (being the latest practicable date prior to the publication of this document) in the 1,568,424 National Grid Shares held by the QUEST and the 888,840 National Grid Shares held by the 1996 Employee Benefit Trust.

7.4 Save as disclosed in this section 7, none of the Directors has any interest in the share or loan capital of National Grid or any of its subsidiaries, nor has National Grid or any of its subsidiaries provided any guarantees for the benefit of the Directors as at 6 December 2001 (being the latest practicable date prior to the publication of this document).

7.5 There are no outstanding loans or guarantees granted or provided by any member of the National Grid Group to or for the benefit of any Directors.

7.6 No Director has any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of National Grid and any of its subsidiaries and which was effected by National Grid during the current or immediately preceding financial year or which was effected by National Grid during any earlier financial year and remains in any respect outstanding or unperformed.

8.  Options over National Grid Shares

8.1 As at 6 December 2001 (being the latest practicable date prior to the publication of this document), the following options granted to Directors and employees of the Group under the National Grid Share Schemes (other than the Share Matching Scheme (1996)) were outstanding:

     ------------------------------------------------------------------------------------------------------------------------------
                                                       Exercise price
                                                         per National                                                   Outstanding
                                                           Grid Share                                                 National Grid
    Scheme or Plan                      Date of grant         (pence)      Normal exercise periods              Shares under option
    -------------------------------------------------------------------------------------------------------------------------------
Executive Share Option                    20 Dec 91           64.60           Dec 1994 - Dec 2001                    100,000
Scheme (1990)                             17 Dec 92           90.20           Dec 1995 - Dec 2002                     38,609
                                          17 Dec 93          118.90           Dec 1996 - Dec 2003                     47,801
                                          28 Nov 96          194.50           Nov 1999 - Nov 2006                     15,424
                                          10 Feb 97          205.50           Feb 2000 - Feb 2007                    217,402
                                           4 Aug 97          258.00           Aug 2000 - Aug 2007                    179,263
                                          29 Sep 97          280.50           Sep 2000 - Sep 2007                    711,611
                                          16 Jun 98          375.75           Jun 2001 - Jun 2008                  1,138,659
                                          21 Dec 98          490.00           Dec 2001 - Dec 2008                     14,489
                                          15 Jun 99          455.25           Jun 2002 - Jun 2009                    278,267
                                           6 Jul 99          435.75           Jul 2002 - Jul 2009                    353,533
                                          27 Sep 99          424.00           Sep 2002 - Sep 2009                     56,603
                                          31 Mar 00          566.50           Mar 2003 - Mar 2010                  1,509,615
                                           5 Jun 00          531.50           Jun 2003 - Jun 2010                    456,130
                                           5 Jul 00          526.00           Jul 2003 - Jul 2010                    958,515

Executive Share Option                     8 Sep 00          500.35           Sep 2003 - Sep 2010                     64,971
Plan 2000                                 15 Sep 00          548.00           Sep 2003 - Sep 2010                     20,088
                                           2 Feb 01          623.00           Feb 2004 - Feb 2011                     48,955
                                          30 Mar 01          540.00           Mar 2004 - Mar 2011                    150,000
                                          18 Jun 01          563.00           Jun 2004 - Jun 2011                  1,916,282
                                           5 Jul 01          527.00           Jul 2004 - Jul 2011                    453,210
                                           6 Sep 01          479.50           Sep 2004 - Mar 2011                    242,907

Savings Related Share Option               5 Jul 96          146.00           Aug 2001 - Feb 2002                    138,409
Scheme (1990)                             15 Jul 97          171.00           Aug 2002 - Feb 2003                  2,223,351
                                           3 Jul 98          312.00           Sep 2001 - Feb 2002                     37,711
                                           3 Jul 98          312.00           Sep 2003 - Feb 2004                  1,327,756
                                           2 Jul 99          337.00           Sep 2002 - Feb 2003                    979,221
                                           2 Jul 99          337.00           Sep 2004 - Feb 2005                  2,021,912

1999 Savings Related                      23 Jun 00          416.00           Sep 2003 - Feb 2004                    544,805
Share Option Scheme                       23 Jun 00          416.00           Sep 2005 - Feb 2006                    745,605
                                          22 Jun 01          457.00           Sep 2004 - Feb 2005                    750,051
                                          22 Jun 01          457.00           Sep 2006 - Feb 2007                  1,663,537

        Each of these options may be satisfied on exercise either by the issue of new shares or by the transfer of market-purchased shares. In respect of options granted to US employees, the exercise of options will be satisfied by the issue of new shares.

8.2 As at 6 December 2001 (being the latest practicable date prior to the publication of this document), the following awards granted to Directors and certain employees of the Group under the Share Matching Scheme
        (1996), which will be satisfied by the transfer of market- purchased shares, were outstanding:


    -------------------------------------------------------------------------------------------------------------------------------
                                                                    Exercise                                             Outstanding
                                                                    price in                                           National Grid
    Scheme                                    Date of grant    total (pence)            Normal exercise periods  Shares under option
    -------------------------------------------------------------------------------------------------------------------------------
     Share Matching Scheme (1996)                 23 Jun 97           100.00                Jun 2000 - Jun 2004               8,594
                                                  30 Sep 97           100.00                Sep 2000 - Sep 2004               5,274
                                                  16 Jun 98           100.00                Jun 2001 - Jun 2005               9,919
                                                  11 Jun 99           100.00                Jun 2002 - Jun 2006              27,355
                                                  26 Jun 00           100.00                Jun 2003 - Jun 2007              29,786
                                                   8 Jun 01           100.00                Jun 2003 - Jun 2007              11,769
                                                  25 Jun 01           100.00                Jun 2003 - Jun 2007              28,162
    -------------------------------------------------------------------------------------------------------------------------------


8.3 Options granted under the National Grid Share Schemes have all been granted for no consideration.

8.4 As at 6 December 2001 (being the latest practicable date prior to the publication of this document), the total number of National Grid Shares under option or the subject of awards under the National Grid Share Schemes was 19,525,551. At the same date, 1,568,424 National Grid Shares were held by the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and 888,840 National Grid Shares were held by the National Grid 1996 Employee Benefit Trust.

8.5 The trustee of the QUEST has agreed to waive all but 0.0001 pence of any dividend per share due, or to become due, on any National Grid Shares held in the QUEST. In addition, the trustee of the National Grid 1996 Employee Benefit Trust has agreed to waive all dividends on any National Grid Shares held in that Trust.


9.  Effect of the Scheme on the National Grid Share Schemes

Assuming that the Scheme becomes effective, no further awards will be made under any of the existing National Grid Share Schemes, except for the National Grid USA Incentive Thrift Plans (which will be amended as set out in section 10.7 below) and the Deferred Compensation Plan (which is summarised in section 9.11 below and will continue to operate without significant amendment).

9.1 Executive Share Option Scheme (1990)

Outstanding options to purchase National Grid Shares (which may be satisfied either through newly-issued or market-purchased shares) become exercisable for a period of six months following the Court sanctioning the Scheme whether or not performance targets have been satisfied.

The Remuneration Committee will offer optionholders replacement options over New National Grid Shares. Replacement options will have the same effective date of grant, exercise prices and terms as existing options. Performance conditions will continue to apply except that the performance of New National Grid will be measured rather than the performance of National Grid.

The Executive Directors of National Grid have agreed not to exercise any options granted to them under the Executive Share Option Scheme (1990) which would become exercisable as a result of the Scheme and, instead, to accept the offer of replacement options.

9.2 Executive Share Option Plan 2000

This plan replaced the Executive Share Option Scheme (1990) in respect of options granted from September 2000. Certain executives and employees hold options to purchase National Grid Shares under this plan.

Outstanding options granted prior to 17 January 2001 will become exercisable for a period of one month on notification being sent to optionholders that the Court has sanctioned the Scheme, but only to the extent that the Remuneration Committee certifies that the performance targets have been met to date.

The Remuneration Committee will offer optionholders replacement options over New National Grid Shares. In respect of the replacement options and, pursuant to the provisions contemplating such an exchange contained within the plan rules, any performance targets will cease to apply.

Options granted on or after 17 January 2001 do not become exercisable and, instead, such options will compulsorily be exchanged for an equivalent option over New National Grid Shares and the relevant performance targets will continue to apply.

No Executive Director received any options under this plan prior to 17 January 2001.

9.3 Savings Related Share Option Scheme (1990)

Options granted under the Savings Related Share Option Scheme (1990) will become exercisable for a period of six months following the Court sanctioning the Scheme. However, options can only be exercised to the extent that money has been saved with the savings contract (i.e. the options will not become exercisable in full unless they are about to mature). Again, replacement options will be offered.

9.4 1999 Savings Related Share Option Scheme

The 1999 Savings Related Share Option Scheme replaced the Savings Related Share Option Scheme (1990) in respect of options granted from June 2000.

The Scheme will have the same implications as for the Savings Related Share Option Scheme (1990) except that options will only become exercisable for a period of one month from the Remuneration Committee notifying participants that the Court has sanctioned the Scheme.

9.5 Profit Sharing Scheme (1990)

The Profit Sharing Scheme (1990) permitted the award to UK employees of free National Grid Shares. Under its rules, National Grid Shares awarded are held on the participants' behalf for a minimum of two years. If shares are held in trust for the maximum period of three years, no tax is payable on release of the shares from trust. The final award of free shares under the Profit Sharing Scheme (1990) was made in January 2001.

The Scheme will not trigger early release from the trust of the National Grid Shares being held on behalf of the employees. National Grid Shares will be exchanged for an equivalent holding of New National Grid Shares and participants will have the same rights in respect of these New National Grid Shares.

9.6 Employee Share Ownership Plan (UK) (2000)

No awards have been made under this plan.

9.7 1999 US Employee Stock Purchase Plan

No awards have been made under this plan.

9.8 Share Matching Scheme (1996)

Under the Share Matching Scheme (1996), the Remuneration Committee required certain Executive Directors (and permitted certain other executives) to invest a proportion of their annual bonus in National Grid Shares. In return for making such investment, the participant received a matching option which permitted him to acquire, for a nominal sum, such number of shares as had a value equal to the pre-tax value of the bonus used to purchase the investment shares. The matching options can generally only be exercised if the participant remains employed for at least three years and to the extent that he retains the investment shares until the matching option is exercised. In limited circumstances, a participant may be permitted to retain his option following cessation of employment.

The matching options become exercisable on the Court sanctioning the Scheme, except for matching options granted on or after 17 January 2001 which will automatically be exchanged for options over New National Grid Shares.

Awards granted under the Share Matching Scheme (1996) can only be satisfied through market-purchased shares; no new shares may be issued.

On an ex-gratia basis, the Remuneration Committee has tended to award a payment to participants equal to the dividends which would have been earned on those shares subject to the matching options. As explained at section 10.6, it is proposed that this practice be entrenched within the rules of the replacement plan.

9.9 Incentive Compensation Plan

Executives of National Grid USA receive an integrated annual bonus comprising both a cash and share element. The share element involves participants receiving market-purchased National Grid ADSs, except to the extent that the bonus is deferred under the Deferred Compensation Plan. The National Grid ADSs are generally vested immediately although participants may be prohibited from selling National Grid ADSs for a period. Following the Scheme becoming effective, all of these National Grid ADSs will convert into equivalent New National Grid ADSs.

9.10 National Grid USA Incentive Thrift Plans

These are tax sponsored 401(k) plans for US based employees. There is one plan for the union workforce and another for the non-union workforce. Broadly, subject to statutory limits, substantially all employees may make a cash contribution under the applicable plan and receive a matching contribution from National Grid USA. Certain management participants earning more than the statutory limit are entitled to "top-up" their entitlement via the Deferred Compensation Plan. Any matching contributions are currently invested in National Grid ADSs. In addition, participants may choose to invest their contributions in National Grid ADSs (as well as a number of other investment choices).

Following the Scheme becoming effective, investments held in such National Grid ADSs will convert into equivalent New National Grid ADSs.

9.11 Deferred Compensation Plan

In keeping with normal remuneration practices in the US, National Grid USA permits certain management employees to defer a proportion of their net income through a tax deferred plan. Such deferred income is credited with earnings/ losses based upon a proxy investment option selected among several available, including National Grid ADSs. Following the Scheme becoming effective, the National Grid ADS tracking option will convert into a New National Grid ADS tracking option.

9.12 Consequences of an employee exercising an option over National Grid Shares

Where options over National Grid Shares are exercised following Court sanction of the Scheme, National Grid Shares will be issued in the normal way. However, as part of the reorganisation, a resolution will be proposed at the Scheme EGM to amend the National Grid Articles to provide, inter alia, that, if any person becomes a National Grid Shareholder after the Scheme Effective Date, they are required to exchange their National Grid Shares in consideration of the same number of New National Grid Shares. The proposed amendment is set out in paragraph (e) of Resolution 1 in the notice of the Scheme EGM set out on pages 55 and 56 of this document.

10. Proposed New National Grid Share Plans

At the Scheme EGM, resolutions will be proposed to approve the adoption of the following New National Grid employee share plans and new employee trusts which will operate in conjunction with the New National Grid Share Plans:

(i)     National Grid Executive Share Option Plan 2002 ("Executive Plan")

(ii) National Grid Employee Share Ownership Plan 2002 ("UK Plan") and the associated trust ("UK Trust")

(iii)   National Grid Savings Related Share Option Plan 2002 ("Sharesave Plan")

(iv)    National Grid Employee Stock Purchase Plan 2002 ("US Plan")

(v)     National Grid Share Matching Plan 2002 ("Matching Plan")

(vi)    National Grid USA Incentive Thrift Plans I and II ("Thrift Plans")

(vii)   National Grid Employee Trust 2002 ("Employee Trust")

(viii) National Grid Qualifying Employee Share Ownership Trust (No. 2) 2002 ("QUEST No. 2")

In addition, the current Deferred Compensation Plan will continue to operate for US based executives and employees with participants being able to choose New National Grid ADSs as an investment proxy.

Copies of the New National Grid Share Plans are available for inspection at the offices of CMS Cameron McKenna, 160 Aldersgate Street, London EC1A 4DD during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays), until Completion and will also be available for inspection at the place of the Scheme EGM for at least 15 minutes before, and during, the meeting.

10.1 Principal features common to all the New National Grid Share Plans

10.1.1   Limits on the issue of shares under the New National Grid Share Plans

Each of the New National Grid Share Plans may operate over newly-issued shares or market-purchased shares.

The number of shares which may be issued under the New National Grid Share Plans in any year is limited to:

(i) 10 per cent. of New National Grid's ordinary issued share capital in respect of options granted (or shares issued otherwise than pursuant to the exercise of options) in the ten calendar years ending with that year under the New National Grid Share Plans or any other employee share plan adopted by New National Grid or any subsidiary; and

(ii) 5 per cent. of New National Grid's ordinary issued share capital in respect of options granted (or shares issued otherwise than pursuant to the exercise of options) in the ten calendar years ending with that year under the Executive Plan, the Matching Plan or any other executive share plan adopted by New National Grid or any subsidiary.

In calculating the above limits, any National Grid Shares issued pursuant to the National Grid Share Schemes will count as though those shares had been New National Grid Shares.

10.1.2   Rights attaching to shares

New National Grid Shares allotted under the New National Grid Share Plans will rank pari passu with all other New National Grid Shares in issue, but will not normally qualify for dividends or other rights for which the record date is earlier than the date of allotment of the shares. Application will be made to the UK Listing Authority for the New National Grid Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities and/or for the New National Grid ADSs to be listed on the NYSE.

10.1.3   Variation of capital

Other than for the UK Plan and the Thrift Plans, in the event of any variation of share capital, or (except in the case of Inland Revenue-approved options) of a demerger or the payment of a capital or special dividend or of any other circumstances similarly affecting options, the Remuneration Committee may make such adjustments as it considers appropriate to adjust:

(i) in the case of share options, the number of shares under option and the price payable on their exercise; and

(ii)    in the case of other awards, the number of shares subject to the award.

For the UK Plan and the Thrift Plans, this is not necessary because the participants will be shareholders and will be treated accordingly in this capacity.

10.1.4   Alterations to the New National Grid Share Plans

The Remuneration Committee may at any time alter or add to the New National Grid Share Plans in any respect, provided that the prior approval of shareholders is obtained for any alterations or additions to the advantage of participants in respect of eligibility, limits on participation, the overall limits on the issue of shares, terms of exercise, the rights attaching to the shares acquired, non-assignability of options (or other awards) and the terms of the options (or other awards) in the event of a variation of capital.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the New National Grid Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in the Group. The above does not restrict the ability of the Remuneration Committee to adjust performance conditions (if any) to take account of supervening events. No alteration to the terms of the Inland Revenue-approved part of the Executive Plan, the UK Plan or the Sharesave Plan may be made while it is so approved without the Inland Revenue's approval.

10.1.5   Extension of the New National Grid Share Plans overseas

At the Scheme EGM, a resolution will be proposed to give the Directors power to extend the New National Grid Share Plans to countries outside the UK (or US in respect of the US Plan and the Thrift Plans). To do this, the Remuneration Committee may need either to add schedules to the New National Grid Share Plans or to establish other plans based on the New National Grid Share Plans which will take account of local tax, exchange control or securities laws in the relevant jurisdictions.

10.1.6   Non-transferability of awards/options

Awards/options are not transferable other than to the participant's personal representative in the event of his death.

10.1.7   Reorganisations

In the event of an internal reorganisation, including a future scheme of arrangement, the rules of the relevant New National Grid Share Plans provide that this will not accelerate the vesting of any awards or options granted under the New National Grid Share Plans and that performance conditions will continue to apply. Instead, options/awards would be replaced by new options/ awards over shares in the new holding company or, if participants do not agree to such an exchange, lapse.

10.1.8   Pensionability

No benefits received under the New National Grid Share Plans will be pensionable except that:

(i) a decision by an employee to invest his own normal salary in buying Partnership Shares (as explained in section 10.3.2(ii)) under the UK Plan will not reduce pension benefits provided by the Company except to the extent required by law; and

(ii) US participants in the US Schedule to the Matching Plan, in accordance with local practice, determine their entitlement to pensions by reference to salary plus bonuses (and include the value of any shares awarded in calculating this amount). Participant contributions to the Thrift Plans are included when calculating pension benefits, but company matching contributions are not. Further, amounts deferred under the Deferred Compensation Plan are generally not included in the calculation of participants' pensions, with the exception of senior management.

10.1.9   Amendments

The Directors reserve the right up to the Scheme EGM to make any amendments and additions to the New National Grid Share Plans as they consider appropriate, provided that amendments and additions do not conflict in any material respect with this summary of the New National Grid Share Plans.

10.2 Executive Plan

10.2.1   General

The Executive Plan is divided into three parts, one of which will qualify for beneficial tax treatment in the UK, one of which will qualify for beneficial tax treatment in the US and the final part which will not qualify for any specific beneficial tax treatment. The three parts are identical in all material respects unless indicated to the contrary in this summary.

The Remuneration Committee will be responsible for operating the Executive Plan.

10.2.2   Eligibility

Employees (including Executive Directors) of New National Grid, its subsidiaries and joint venture companies in which the Group has a sufficient interest to permit participation under the relevant Inland Revenue rules (currently 50 per cent.) ("Joint Venture Companies"), will be eligible to participate in the Executive Plan, provided that they are not within one year of contractual retirement age or otherwise excluded by the relevant legislation.

10.2.3   Grant of options

Options may be granted within the six weeks following the approval of the Executive Plan by shareholders or (in the case of Inland Revenue-approved options) its approval by the Inland Revenue and thereafter within the six weeks following the announcement by New National Grid of its results for any period, or in other exceptional circumstances.

No options may be granted more than ten years after the approval of the Executive Plan by shareholders. The Remuneration Committee will formally review the operation of the Executive Plan after no more than five years.

No payment will be required for the grant of an option.

10.2.4   Limit on individual participation

The rules limit the value of shares which can be placed under option to an individual participant in any 12 month period to three times his base salary except where the Remuneration Committee concludes in exceptional circumstances that it is necessary to exceed this limit (e.g. on recruitment or to meet competitive pressures, particularly in the US). Pursuant to this limit, the Remuneration Committee will decide the level of awards in each year, reflecting the performance over the preceding 12 months both of the individual and of New National Grid, and considering general market practice at the time. At this time, the Remuneration Committee considers that the maximum market value of shares which will normally be placed under option to any UK-based individual in any 12 month period will be 1.5 times the individual's base salary.

Under the Inland Revenue-approved part of the Executive Plan or any other approved executive share option plan established by New National Grid or an associated company, the aggregate market value at the date of grant of shares under option to an individual shall not exceed (L)30,000, or such other limit as may from time to time apply under the relevant legislation.

10.2.5   Exercise price

The price per ordinary share payable on the exercise of an option will be the higher of:

(i) the price of an ordinary share on the Daily Official List on a business day or the average over a number of business days in the 30 days before grant of the option, or in the case of Inland Revenue-approved options, any other day or days agreed with the Inland Revenue, provided that no such day may fall before New National Grid last announced its results for any period; and

(ii) the nominal value of an ordinary share, if the option relates to new ordinary shares.

10.2.6   Exercise of options

An option will not normally be exercisable until three years after its grant. Options will lapse ten years from the date granted or such shorter period as determined by the Remuneration Committee at the time of grant.

The Executive Plan includes the flexibility to grant options subject to pre-grant conditions, rather than pre-exercise conditions, as recently endorsed by the Association of British Insurers. While the Remuneration Committee has no current intention of utilising this flexibility, it will monitor evolving best practice in this regard in deciding whether it becomes appropriate to do so and will liaise with the Association of British Insurers before using such flexibility.

The Remuneration Committee intends to set demanding performance conditions on the exercise of options. Initially, these will be that an option may not be exercised unless New National Grid's total shareholder return over a period of at least three years, beginning with the financial year in which the option is granted, is at least median as compared with a group of approximately 20 UK and US energy utilities.

For the first tranche, options over shares worth up to an individual's base salary will become exercisable in full if New National Grid's total shareholder return is at least median. If the shares are worth more than the individual's base salary, the rest will be exercisable on a sliding scale, becoming fully exercisable if New National Grid's total shareholder return is in the upper quartile of the group of comparable utilities. In addition, for options to become exercisable, the Remuneration Committee must be satisfied that there has been a sustained improvement in underlying financial performance over the relevant period.

If the performance condition is not satisfied after the first three years, it will be re-measured on the fourth, and if necessary, the fifth anniversary of the date of grant.

Options normally lapse on cessation of employment. However, exercise is permitted for a limited period:

(i) following cessation of employment for reasons of death, injury, disability, pregnancy, redundancy or the employee's business unit ceasing to be part of the Group, or otherwise at the Remuneration Committee's discretion; and

(ii) on a reconstruction, take-over or winding-up of New National Grid provided that it is not part of a reorganisation.

In the cases referred to in (i) above, the performance conditions cease to apply, but will still apply in the case of normal retirement. In these cases, the option may only be exercised within 12 months (six months in the case of retirement) unless the Remuneration Committee determines otherwise. In the cases referred to in (ii) above, the performance targets will be measured over the reduced period to the date of reconstruction, take-over or winding-up, but the Remuneration Committee has discretion to permit exercise even when the targets have not been satisfied over this period (in exceptional circumstances where the Remuneration Committee considers that the reduced period does not properly reflect New National Grid's performance).

10.2.7   US schedule

This part of the Executive Plan will permit US incentive stock options to be granted. These have certain tax advantages for participants and may be granted over such number of shares and/or ADSs as will become exercisable in any calendar year, having a value (as of the time of grant) of no more than $100,000 per participant. The rules of this part are substantially the same as explained above for the other parts of the Executive Plan except for the following modifications:

(i) to comply with applicable anti-discrimination law in the US, the general prohibition on grants within one year of contractual retirement age does not apply; and

(ii) to comply with the applicable tax rules, the periods during which a participant may exercise his options following cessation of employment are slightly different.

The number of New National Grid Shares which may be acquired on the vesting of awards granted under the US Schedule to the Executive Plan may not exceed 200,000,000. This limit is required by US tax legislation. In practice, fewer shares are likely to be used as the general limits set out in section 10.1.1 above will also apply.


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10.3 UK Plan

10.3.1   General

New National Grid intends to obtain Inland Revenue approval for the UK Plan and the UK Trust under the Finance Act 2000.

10.3.2   Operation

The UK Plan may be operated each year at the discretion of the Board, but may not be operated more than ten years after its approval by shareholders. The UK Plan consists of three elements:


(i)     "Free Shares" which may be allocated to an employee by New National Grid

        The market value of Free Shares allocated to any employee in any tax year may not exceed (L)3,000 or such other limit as may from time to time be permitted by the relevant legislation. Free Shares may be allocated to employees equally, on the basis of salary, length of service or hours worked, or on the basis of performance, as permitted by legislation.

(ii) "Partnership Shares" which an employee may purchase out of his pre-tax earnings

        The market value of Partnership Shares which an employee can agree to purchase in any tax year may not exceed (L)1,500 (or 10 per cent. of the employee's remuneration, if lower), or such other limit as may be permitted by the relevant legislation. The funds used to purchase shares will be deducted from the employee's salary and will be held on the employee's behalf for up to 12 months until they are used to buy Partnership Shares. Where deductions are accumulated, the employee will be entitled to buy shares at the market price of New National Grid Shares at the start or end of the accumulation period, whichever is the lower.

(iii) "Matching Shares" which may be allocated to an employee who purchases Partnership Shares

        Matching Shares are additional Free Shares. New National Grid may allocate to an employee who purchases Partnership Shares up to a maximum of two Matching Shares for every one Partnership Share purchased or such other ratio as may from time to time be permitted by the legislation. There is no minimum ratio of Matching Shares which New National Grid must provide following a purchase of Partnership Shares. The same ratio or ratios will apply to all employees who purchase Partnership Shares under the UK Plan at a given time.

10.3.3   Eligibility

Employees (including Executive Directors) of New National Grid and participating subsidiaries (including, for this purpose, Joint Venture Companies) who are resident in the UK and who have been employed at all times by the Group for up to approximately 18 months may be allocated Free Shares or Matching Shares or invited to purchase Partnership Shares under the UK Plan. The Board may amend the eligibility conditions and have discretion to allow other employees to participate.

10.3.4   Retention of shares

The trustee of the UK Trust will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on behalf of employees. Employees can withdraw Partnership Shares from the UK Trust at any time. Free Shares and Matching Shares must generally be retained by the trustee of the UK Trust for a period of at least three to five years after the initial allocation.

The Board may stipulate at the time of award that an employee who ceases to be employed by the Group within a period of up to three years of being allocated Free Shares or Matching Shares will forfeit his rights to those shares. However, Free Shares and Matching Shares will not be forfeited in certain circumstances, for example death, redundancy or retirement on or after reaching a specified retirement age.

If an employee ceases to be employed by the Group at any time after acquiring Partnership Shares, he will be required to withdraw the shares from the UK Trust.

10.3.5   Dividends on shares held by the trustee of the UK Trust

An employee will be treated as the beneficial owner of shares held on his behalf by the trustee of the UK Trust. Any dividends on shares held by the trustee of the UK Trust may be used to acquire additional shares for employees or may be distributed to employees.

10.3.6   Unapproved Appendix

If the statutory limits referred to above are reduced at any time, the Board shall have the power to adopt an unapproved top-up arrangement to maintain the higher limits referred to in this section 10.3.

10.4 Sharesave Plan

10.4.1   General

New National Grid intends to obtain Inland Revenue approval for the Sharesave Plan under the Income and Corporation Taxes Act 1988.

10.4.2   Eligibility

Employees (including Executive Directors) of New National Grid and participating subsidiaries (including, for this purpose, Joint Venture Companies) who are resident in the UK will be eligible to participate. The Board can restrict participation to full-time directors and employees who have completed a qualifying period of service (within the limits set by the relevant legislation) and they also have discretion to allow other employees to participate.

10.4.3   Grant of options

Invitations to participate in the Sharesave Plan may only be issued within the six week period following the approval of the Sharesave Plan by the Inland Revenue and thereafter in the six week period following the announcement by New National Grid of its results for any period or in exceptional circumstances. Options may not normally be granted later than 30 days after the date invitations are made. Options may only be granted to employees who enter into Inland Revenue-approved savings contracts under which monthly savings are made over a period of three or five years.

The number of shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the expected proceeds on maturity of the related savings contract.

Options may not be granted later than ten years after the approval of the Sharesave Plan by shareholders.

10.4.4   Individual participation

Monthly savings by an employee under all savings contracts linked to options granted under any approved savings related share option scheme may not exceed the statutory maximum (currently (L)250 per month). If this limit is reduced, the Board shall have the power to adopt an unapproved top-up arrangement to maintain this higher limit.

10.4.5   Acquisition price

The price per ordinary share payable upon the exercise of options will not be less than the higher of:

(i) 80 per cent. of the average of the price of an ordinary share on the Daily Official List on the dealing day prior to the day on which options are offered or the average of such prices over the three dealing days prior to the day on which the options are offered (or on such other day or days as may be agreed with the Inland Revenue, provided that no such days may fall before New National Grid last announced its results for any period); and

(ii) the nominal value of an ordinary share, if the option relates to new ordinary shares.

10.4.6   Exercise of options

Options will normally be exercisable only for six months from the third, fifth or seventh anniversary of the commencement of the related savings contracts. Earlier exercise is permitted following death or cessation of employment by reason of injury, disability, redundancy, retirement on reaching age 65 or contractual retirement age, if different, or where the optionholder's employer ceases to be within the Group. Options will otherwise lapse on cessation of employment, although they may be exercisable for a limited period if they have been held for at least three years. Early exercise is also permitted in the event of a take-over, amalgamation or winding-up of New National Grid other than in the case of an internal reorganisation, or if the participant reaches normal contractual retirement age but remains with a Group company.

10.4.7   Participating companies

The Board can decide which subsidiaries participate in the Sharesave Plan. Certain Joint Venture Companies may participate in the Sharesave Plan, although the consent of the Inland Revenue will be required.

For legal reasons, it may be necessary for certain subsidiaries to adopt their own plans operating over shares in New National Grid, which will be identical to the Sharesave Plan in all material respects.

10.5 US Plan

10.5.1   General

The proposed National Grid Employee Stock Purchase Plan 2001 has been designed to qualify under section 423 of the US Internal Revenue Code of 1986, as amended. The US Plan will enable US employees (including Executive Directors) to receive awards over New National Grid Shares or New National Grid ADSs on an all-employee basis.

10.5.2   Eligibility

US-based employees of New National Grid and its subsidiaries are eligible to participate in the US Plan. Participation can be restricted to employees who have completed a qualifying period of service within the limits set by the relevant US legislation.

Individuals may not be granted awards under the US Plan if they own shares possessing 5 per cent. or more of the voting power or value of New National Grid.

10.5.3   Grant of awards

Awards may be granted over a number of New National Grid Shares which will be determined by the amount employees have saved by the end of a specified savings period, subject to a maximum number of shares to be specified in the award. At the end of that savings period, the awards will become exercisable. Any surplus savings will be automatically carried over into the next savings period.

Awards may not be granted under the US Plan later than ten years after it is approved by shareholders.

10.5.4   Savings

An eligible employee who applies for an award under the US Plan must agree to savings being deducted from his after-tax pay. Total deductions in any calendar year may not accrue at a rate which exceeds such amount (up to $25,000) as the Board may resolve. However, in setting any relevant limit, the Board will have regard to the comparable position under the UK Plan and the Sharesave Plan.

10.5.5   Purchase price

The price payable for each share shall be a price determined by the Board, provided that it shall be not less than the lower of 85 per cent. of the market value of a share on the date of grant and the date of purchase. However, in setting any purchase price for the US Plan, the Board will have regard to the comparable provisions under the UK Plan and the Sharesave Plan.

10.5.6   Limits

The number of shares which may be acquired on the vesting of awards granted under the US Plan may not exceed 200,000,000. US tax legislation requires that the US Plan specify a maximum number of shares over which options may be granted during the term of the US Plan. In practice, fewer shares are likely to be used as the general limits set out in section 10.1.1 above will also apply.

10.5.7   Purchase of shares

Shares subject to an award under the US Plan may normally only be purchased at the end of the savings period specified in the US Plan's Rules, provided that the optionholder is still in the employment of the Group. Shares cannot be purchased pursuant to an award later than the earlier of five years after it was granted and any other time determined by the Board at the date of grant. Special provisions will allow for early purchase in the case of certain compassionate leavers and in the event of a take-over of New National Grid other than in the case of an internal reorganisation.

10.6 Matching Plan

10.6.1   Eligibility

Employees (including Executive Directors) of New National Grid, its subsidiaries and joint venture companies in which the Group has a significant interest, who are not within one year of reaching age 65 or their contractual retirement age (if earlier) at the time the annual bonus is due to be paid, are eligible to participate at the discretion of the Remuneration Committee; those who are between 12 and 24 months from their normal retirement age may be allowed to participate but with a matching award at only one-half of the level applicable to all other participants.

10.6.2   Grant of matching awards

If invited to do so by the Remuneration Committee, an eligible executive may invest all (or such lower proportion as the Remuneration Committee may decide) of his performance-tested cash annual bonus (net of tax and any other deductions). At present, the Remuneration Committee only permit up to one- third of a participant's bonus to be invested in this way. As soon as practical thereafter, New National Grid will then procure the grant of a matching award over matching shares equal in value to the amount of annual bonus invested (prior to tax and any other deductions).

A matching award consists of the right to purchase New National Grid Shares for a nominal payment, although the rules permit the structure of awards to be changed if this would be advantageous from a tax perspective (including dispensing with the need for payment of a nominal amount).

Matching awards can only be granted within the six weeks following the approval of the Matching Plan by shareholders and thereafter within the six weeks following the announcement of New National Grid's results for the full year, or in other exceptional circumstances.

No matching awards can be granted later than ten years after the approval of the Matching Plan by shareholders and the Remuneration Committee will formally review the operation of the Matching Plan after no more than five years.

10.6.3   Exercise of awards

A matching award will normally be exercisable on or after the third anniversary of its grant and to the extent that the shares purchased with the associated annual bonus have been retained up to that date by the participant and the participant is still employed by a Group company (or was so employed at his actual retirement date). On exercise, a participant will receive a cash payment broadly equal to the value of accrued dividends on the shares representing the matching award.

A matching award may be exercisable early for a limited period on an amalgamation, take-over or winding up of New National Grid (not being an internal reorganisation). If the participant ceases employment with a Group company, he will not be able to exercise the matching award at all, unless the Remuneration Committee otherwise determines. The Remuneration Committee will adopt guidelines indicating when this discretion will be used, the extent to which an award may be exercised and the exercise period.

A matching award cannot be exercised later than the tenth anniversary of its date of grant in any circumstances.

10.6.4   US schedule

National Grid USA currently operates a separate but similar plan for US executives, the Incentive Compensation Plan. A separate schedule to the Matching Plan is proposed which will allow the US executives to participate on the same basis as currently.

The key differences are that US participants automatically receive a proportion of their annual bonus in shares or ADSs (there is no requirement to invest part of their bonus to receive a matching award) and, at the discretion of the Remuneration Committee, a shorter (or no) vesting period may be set.

This additional flexibility (which may only be used for US-based executives) enables the Matching Plan to operate on a competitive basis in the US, taking proper account of local practice.

As may be necessary to comply with applicable anti-discrimination law in the US, the general prohibition on grants within one year of contractual retirement age does not apply.

10.7 Thrift Plans

It is proposed that the existing National Grid USA Incentive Thrift Plans continue to operate but that certain amendments be made to permit the plans to operate over new issue shares. No awards which relate to New National Grid Shares or New National Grid ADSs will be made later than ten years after the Thrift Plans' approval by shareholders.

10.7.1   Eligibility

All employees (including Executive Directors) of National Grid USA and other nominated companies are generally eligible to participate, subject to meeting pre-determined service requirements, before being eligible to receive matching contributions.

10.7.2   Savings

Participants may contribute a proportion of their income into the plans, subject to certain legal limits, and direct how this is invested among various investment options. One investment choice will be New National Grid ADSs.

10.7.3   Company contributions

Participating companies will make matching contributions under the Thrift Plans which, it is anticipated, will be invested in New National Grid ADSs, although the rules have flexibility to permit other investment options.

10.7.4   Release of investments

The plans are long-term savings plans and are designed to provide benefits to participants on or towards retirement. However, the plans, following the applicable statutory rules, allow funds to be withdrawn early in a number of, broadly, compassionate situations.

10.8     Employee Trust

The Employee Trust will be constituted by a trust deed to be entered into between New National Grid and an offshore, independent professional trustee. New National Grid will have power to appoint and remove the trustee. This Employee Trust is distinct from the UK Trust constituting part of the UK Plan.

The Employee Trust can be used to benefit employees and former employees of New National Grid and its subsidiaries and certain of their dependants. The Employee Trust will have the power to acquire New National Grid Shares. Any shares so acquired can be used for the purposes of the employees' share plans operated by New National Grid as described above.

New National Grid and its subsidiaries may fund the Employee Trust by loan or gift to acquire New National Grid Shares either by market purchase or by subscription. Any options to subscribe for shares granted to the Employee Trust or shares issued to the Employee Trust will be treated as counting against the relevant dilution limits described more fully at section 10.1.1 above.

The Employee Trust will not, without shareholder approval, make an acquisition of shares if, as a result of that acquisition, it together with the trust associated with the UK Plan (but excluding shares allocated under the UK Plan), the QUEST No. 2. and the existing National Grid trusts hold more than 5 per cent. of New National Grid's share capital.

The trustees of the Employee Trust will waive all dividends on any New National Grid shares held in trust unless directed otherwise by New National Grid.

10.9 QUEST No. 2

The principal terms are as set out for the Employee Trust except that certain additional restrictions apply to meet the statutory requirements set out in
Schedule 5 to the Finance Act 1989. The trustee will be a wholly-owned subsidiary of New National Grid.

In practice, the QUEST No. 2 is likely to operate in conjunction with the Sharesave Plan.

11. Long-term incentive plans operated by Niagara Mohawk

Completion of the Acquisition will affect the various long-term incentive plans operated by Niagara Mohawk as follows:

(i) stock options granted under the Niagara Mohawk 1992 Stock Option Plan will, with the consent of participants, be cancelled, as provided for in the Merger Agreement, for a cash payment being the difference between the consideration payable for a Niagara Mohawk Share and the stock options' exercise prices;

(ii) in respect of the phantom (cash) incentive schemes operated by Niagara Mohawk, the decision has been taken to cancel all the awards on the same basis as described above, except for:

        (a) stock appreciation rights awards made under the Niagara Mohawk 1995 Stock Incentive Plan and the Niagara Mohawk Long Term Incentive Plan, which will be replaced by equivalent stock appreciation rights relating to New National Grid ADSs; and

        (b) deferred stock units made under the Niagara Mohawk Outside Director Deferred Stock Unit Plan which will be cashed out either immediately or over a period of time, as prescribed in the rules of that plan; and

(iii) Niagara Mohawk Shares held by employees within the Niagara Mohawk Non-Represented Employees' Savings Fund Plan and the Niagara Mohawk Power Corporation Represented Employees' Savings Fund Plan may be exchanged for equivalent holdings of New National Grid ADSs.

No further awards will be made under these plans following Completion.

12. UK taxation

The following is a summary of certain aspects of UK taxation and is included as a general guide only. It is based on current UK legislation and what is understood to be current Inland Revenue practice, both of which are subject to change, possibly with retrospective effect. It applies only to persons who are resident or ordinarily resident in the UK for UK tax purposes and who hold their National Grid Shares beneficially and as an investment. The information is general in character, is not exhaustive and may not apply to certain classes of shareholder (including, but not limited to, dealers in securities). Any person who is in any doubt as to his tax position or who may be subject to tax in any jurisdiction outside the UK should consult an appropriate professional adviser.

12.1 The Scheme

Appropriate clearances have been obtained from the Inland Revenue for the Scheme under section 138 of the Taxation of Chargeable Gains Act 1992 and section 707 of the Income and Corporation Taxes Act 1988, such that UK resident National Grid Shareholders should not be treated as making a disposal of their National Grid Shares, or as receiving taxable income, under the Scheme.

Any subsequent disposal of New National Grid Shares may, depending on the shareholder's personal circumstances, give rise to a charge to UK tax on chargeable gains. New National Grid Shares issued under the Scheme should be regarded as having been acquired on the same date and for the same consideration as the National Grid Shares in respect of whose cancellation they are issued.

For the purposes of UK tax on chargeable gains, a holder of ADSs is treated as holding a beneficial interest in the underlying shares. In practice, no liability to UK tax is likely to arise to a holder of National Grid ADSs in connection with the Scheme.

No stamp duty or SDRT should generally be payable on the cancellation of National Grid Shares or the issue of New National Grid Shares under the Scheme. Special rules may apply to shares held in or issued to depositary receipt or clearance service arrangements, although no stamp duty or SDRT should generally be payable by holders of National Grid ADSs in connection with the Scheme.

12.2 Capital Gains

A disposal of New National Grid Shares by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the New National Grid Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purpose of UK taxation of chargeable gains. A shareholder who is an individual and who has on or after 17 March 1998 ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of New National Grid Shares during that period may also be liable to UK taxation on chargeable gains (subject to any available exemption or relief).

12.3 Dividends

New National Grid will not be required to withhold tax at source from dividend payments it makes.

Individual shareholders resident in the UK should generally be entitled to a tax credit in respect of any dividend paid by New National Grid which they can offset against their total income tax liability. The amount of the tax credit for dividends is one-ninth of the amount of the net cash dividend. The amount of the net cash dividend received by such an individual shareholder and the associated tax credit are both included in computing the shareholder's income for UK tax purposes.

The rate of income tax on dividends is 10 per cent. for lower rate and basic rate taxpayers. The tax credit will discharge the income tax liability of an individual shareholder who is not liable to income tax at a rate greater than the basic rate. Higher rate taxpayers will be liable to tax on such dividends at the rate of 32.5 per cent., so that an individual shareholder who is a higher rate taxpayer will have a liability, after taking account of the tax credit, equal to 25 per cent. of the net cash dividend.

A UK resident corporate shareholder will not normally be liable to corporation tax in respect of any dividend received.

Shareholders who are not resident in the UK for tax purposes will generally not benefit from any entitlement to a refund of any part of the tax credit.

12.4 Stamp duty and stamp duty reserve tax

A transfer for value of New National Grid Shares will generally be subject to UK ad valorem stamp duty or to SDRT. Stamp duty and SDRT are normally a liability of the purchaser. The amount of stamp duty or SDRT payable is generally calculated at the applicable rate on the consideration for the transfer of the New National Grid Shares, being currently 0.5 per cent. of the amount or value of the consideration (currently rounded up to the nearest
(L)5 in the case of stamp duty).

Paperless transfers of New National Grid Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system. Deposits of New National Grid Shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

No UK stamp duty will be payable on the acquisition or transfer of New National Grid ADSs or beneficial ownership of New National Grid ADSs, provided that any instrument of transfer or written agreement to transfer remains at all times outside the UK, and further provided that any instrument of transfer or written agreement to transfer is not executed in the UK and the transfer does not relate to any matter or thing done or to be done in the UK. An agreement for the transfer of despositary receipts representing New National Grid ADSs or beneficial ownership of such depositary receipts will not give rise to a liability for SDRT.

Any transfer for value of the underlying New National Grid Shares represented by New National Grid ADSs may give rise to a liability on the transferee to stamp duty or SDRT. A holder of New National Grid Shares who transfers or deposits those shares into any depositary receipt or clearance service arrangement may incur a liability to SDRT of 1.5 per cent. of the value of the shares so transferred or deposited. However, any SDRT or stamp duty arising in relation to the issue of New National Grid ADSs to Niagara Mohawk Shareholders will be paid by New National Grid. On a transfer of New National Grid Shares from the custodian of the Depositary to a holder of New National Grid ADSs upon cancellation of the New National Grid ADSs, only a fixed UK stamp duty of (L)5 per instrument of transfer will be payable.

Special rules apply to market intermediaries.

13. US taxation

The following is a summary of certain US federal income tax consequences of the ownership of New National Grid ADSs or New National Grid Shares to a US Holder (as defined below) that receives New National Grid ADSs or New National Grid Shares in connection with the Scheme and holds New National Grid ADSs or New National Grid Shares as capital assets. This summary does not purport to address all material US federal income tax consequences of the ownership of New National Grid ADSs or New National Grid Shares, and does not take into account the specific circumstances of any particular investor (such as tax- exempt entities, certain insurance companies, banks, dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10 per cent. or more of the voting shares of New National Grid, investors that hold New National Grid ADSs or New National Grid Shares as part of a straddle, hedging or conversion transaction or investors whose functional currency is not the US dollar), some of whom may be subject to special rules.

This summary is based on the current tax laws of the US (including the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions), as well as on the Treaty, all of which are subject to change, possibly with retrospective effect. On 24 July 2001, the governments of the UK and the US signed a convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains (the "New Treaty") that will replace the existing Treaty. The US Senate and the UK Parliament must ratify the New Treaty. The New Treaty will come into force once each country has notified the other of the completion of its ratification procedure. However, the timing of the ratification by the UK and US governments is unknown. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

13.1 Definition of "US Holder"

For purposes of this summary, the term "US Holder" means a beneficial owner of New National Grid ADSs or New National Grid Shares and the cash dividends paid with respect thereto that: (i) is an individual citizen or resident of the US for US federal tax purposes, a corporation created or organised in or under the laws of the US, any state therein or the District of Columbia, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust; (ii) is resident in the US for purposes of the Treaty (and, in case of a corporation, is not also resident in the UK for UK tax purposes);
(iii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10 per cent. or more of the voting shares of New National Grid; (iv) holds the New National Grid ADSs or New National Grid Shares in a manner which is not effectively connected with a permanent establishment in the UK from which such person performs independent personal services; and (v) is not otherwise ineligible for benefits under the Treaty with respect to income and gains derived in connection with the New National Grid ADSs or New National Grid Shares.

13.2 Taxation of dividends

Distributions paid to a US Holder by New National Grid will be taxable as ordinary income to the US Holder for US federal income tax purposes to the extent paid out of New National Grid's current or accumulated earnings and profits, as determined for US federal income tax purposes, based upon the US dollar value of the distribution on the date it is actually or constructively received. In determining the amount of dividend income, a US Holder will use the spot currency exchange rate on the day the dividend is included in income. Any difference between the amount of dividend income and the dollars actually received may constitute a foreign currency gain or loss, which is an ordinary gain or loss. Individual US Holders, however, are not required to recognise a gain of less than $200 from the exchange of foreign currency in a "personal transaction" as defined in paragraph 988(e) of the Internal Revenue Code. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions by New National Grid in excess of its current and accumulated earnings and profits will be treated as a return of capital to the extent of the US Holder's tax basis in the New National Grid ADSs or New National Grid Shares and thereafter as a capital gain.

13.3 UK tax credit

A US Holder is entitled to a UK tax credit for the UK tax notionally withheld with respect to such dividend. A US Holder will include as ordinary income the amount of any dividend paid by New National Grid out of its current or accumulated earnings and profits (the "base dividend") plus the amount of any UK credit (before reduction for UK withholding tax). For example, if New National Grid paid a dividend of $90 to a US Holder, for US federal income tax purposes, the US Holder would recognise ordinary income of $90 plus the $10 UK tax credit, or a total of $100. The income is recognised when the dividend is actually or constructively received by the Depositary (in the case of New National Grid
ADSs) or by the US Holder (in the case of New National Grid Shares).

Subject to certain limitations and requirements, a US Holder will be entitled under the Treaty to credit the UK withholding tax against the US Holder's US federal income tax liability. A US Holder that does not elect to claim a foreign tax credit for the UK withholding tax may instead claim a deduction for such tax. For foreign tax credit limitation purposes, the dividend will be income from sources without the US, but generally will be treated separately, together with other items of "passive income" (or, in the case of certain holders, "financial services income"). The rules relating to foreign tax credits are complex and US Holders should consult their own tax advisers to determine whether and to what extent a foreign tax credit would be available and whether any filings or other actions may be required to substantiate a US Holder's foreign tax credit claim. Each eligible US Holder that relies on the Treaty must file IRS Form 8833 disclosing this reliance with its US tax return.

13.4 Information reporting requirements

Information reporting requirements may apply to dividend payments (or other taxable distributions) in respect of New National Grid ADSs and New National Grid Shares made within the US to a non-corporate US person and may also apply to proceeds from the disposition of New National Grid ADSs and New National Grid Shares, and "backup withholding" at the rate of 31 per cent. may apply to such payments unless a US Holder provides certification of its entitlement to an exemption. Amounts withheld under the backup withholding rules may be credited against a US Holder's US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

13.5 Sale of New National Grid ADSs or New National Grid Shares

Upon a sale or other disposition of New National Grid ADSs or New National Grid Shares, a US Holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder's tax basis in the New National Grid ADSs or New National Grid Shares. A gain or loss recognised by a US Holder will be a long-term capital gain or loss with respect to New National Grid ADSs or New National Grid Shares held for more than 12 months at the time of the sale or other disposition, and any gain or loss recognised generally will be income or loss from sources within the US for foreign tax credit limitation purposes. A long-term capital gain of a non-corporate US holder is generally subject to tax at a minimum tax rate of 20 per cent.

14. Summary of conditions of use of the internet proxy appointment and voting instruction service

14.1 Introduction

This section summarises certain material conditions governing the use, by National Grid Shareholders, of Lloyds TSB Registrars' internet proxy appointment and voting instruction service (the "Internet Service") in connection with the Court Meeting and the Scheme EGM. The conditions of use set out below in this section 14 are legally binding and should be read carefully before using the Internet Service.

The conditions of use of the Internet Service are set out in full on the website at www.sharevote.co.uk, and may be read by logging on to that site and entering the Voting Reference Number (being the 24 digit reference number printed on the Forms of Proxy).

14.2 Confirmations

When the Voting Reference Number is entered and the icon "GO" is clicked the user will be deemed to confirm that he:

(i)     is registered to use the Internet Service;

(ii)    has the right to vote his National Grid Shares; and

(iii) has read, understood and agreed to be bound by the relevant conditions of use.

14.3 Voting Reference Number and security

A user of the Internet Service must take all reasonable steps to ensure that his, her or its Voting Reference Number is kept secret and not disclosed to someone else unless the user wants that other person to use the Voting Reference Number to access the Internet Service on their behalf and has given them a power of attorney to do so. Corporate shareholders holding National Grid Shares on behalf of clients should note that divulging their Voting Reference Number to one of their clients may enable that client to use the Internet Service in respect of the corporate shareholder's entire holding. Users of the Internet Service will be given a limited number of attempts to enter their Voting Reference Numbers following which their right to use the Internet Service will be withdrawn. Lloyds TSB Registrars will not accept any message or instruction containing a computer virus.

14.4 Authority given by use of the Voting Reference Number

Lloyds TSB Registrars (and/or the Company) will be entitled to act on instructions given using the Internet Service in connection with the Voting Reference Number without obtaining any further written or other confirmation, even if those instructions are not actually given or authorised by a National Grid Shareholder or duly authorised attorney. However, Lloyds TSB Registrars may insist upon written confirmation of appointments and may make additional security checks where it is reasonably believed they are justified.

14.5 Availability of Internet Service

Lloyds TSB Registrars will make all reasonable efforts to ensure the Internet Service is available during the times specified in the voting documentation but routine maintenance requirements, excess demand and circumstances beyond its control may mean this is not possible.

14.6 Limitation of liability

Neither Lloyds TSB Registrars nor the Company are liable for any direct loss or damage resulting from making the Internet Service available, unless directly caused by their negligence, fraud or deliberate default. Lloyds TSB Registrars' and the Company's liability for consequential and indirect losses is excluded (except in the case of fraud). Lloyds TSB Registrars and/or the Company will have no liability for instructions accepted via the Internet Service in good faith. Neither Lloyds TSB Registrars nor the Company will be liable for failing to act on any message given to Lloyds TSB Registrars using the Internet Service, which Lloyds TSB Registrars do not receive.

14.7 Record keeping

Lloyds TSB Registrars may record all telephone conversations in connection with the Internet Service and keep the recordings for at least one year. Records will also be kept of all proxy appointments and other instructions given via the Internet Service for one year.

14.8 E-mail addresses

If a user of the Internet Service provides Lloyds TSB Registrars with e-mail contact details when using the Internet Service, Lloyds TSB Registrars may use those details in order to contact the user for any purpose that is legitimately connected with the user's National Grid Shares. Lloyds TSB Registrars may also give the e-mail contact details to National Grid for this purpose.

14.9 Software and hardware

It is the responsibility of users of the Internet Service to ensure that any software supplied to them when they access the Internet Service is compatible with their equipment and any software on their equipment. Users must take all reasonably practicable measures to ensure that their equipment is free of any computer virus (in particular because the Internet Service is accessible via the internet over which Lloyds TSB Registrars have no control) and is adequately maintained in every way.

Users of the Internet Service must not access the Internet Service using any computer or other device they do not own unless they have first obtained the owner's permission and must compensate Lloyds TSB Registrars for any loss they may suffer as a result of not obtaining such permission. Users of the Internet Service are responsible for their use of any internet access services through which they access the Internet Service.

Users of the Internet Service will be granted a non-exclusive, non-transferable, temporary licence to use software supplied to them when they access the Internet Service for the purpose of accessing the Internet Service, and for no other purpose. If the Internet Service is accessed from a country outside the UK, the user is responsible for complying with the local laws of that country and must compensate Lloyds TSB Registrars for any loss they may suffer as a result of the user's failure to comply with this obligation.

An appointment or instruction given using the Internet Service will be treated as received when it is recorded by Lloyds TSB Registrars' server in a way capable of being reproduced in legible form.

14.10    Law

These conditions of use will be governed by English law and a user of the Internet Service and Lloyds TSB Registrars (for themselves and on behalf of the Company) submit to the jurisdiction of the English Courts in connection with any dispute.

15. Additional information


15.1 N M Rothschild & Sons Limited is registered in England (number 925279) and has its registered office at New Court, St Swithin's Lane, London EC4P 4DU. N M Rothschild & Sons Limited, which is regulated in the UK by the Financial Services Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

15.2 Employees of N M Rothschild & Sons Limited who are advising National Grid and New National Grid in relation to the Acquisition, the Scheme, the proposed listing and admission to trading have an interest, in aggregate, in 868 National Grid Shares.

16. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD until Completion:

(i)     the Listing Particulars;

(ii)    the Scheme Circular;

(iii)   the Merger Agreement;

(iv)    the Financing Documents;

(v)     the Exchangeable Bonds Trust Deed;

(vi)    the Undertaking;

(vii)   the agreement appointing Rothschild as sponsor referred to in section
        2.3 above;

(viii)  the letter of consent from the Special Shareholder referred to in section 13.1 of Part II of this document;

(ix) the Memorandum and Articles of Association of National Grid (as currently in force, and as they will be following the proposed amendments to be approved at the Scheme EGM);

(x)     the Memorandum and Articles of Association of New National Grid;

(xi) the Directors' and Proposed Directors' service agreements referred to in sections 6.3 and 6.5 above;

(xii) the rules of the National Grid Share Schemes and the New National Grid Share Plans;


(xiii) the rules of the Niagara Mohawk long-term incentive plans referred to in section 11 above; and

(xiv)   the consent letter referred to in section 15.1 above.

Dated 10 December 2001

                                     PART V

                               NOTICES OF MEETINGS


IN THE HIGH COURT OF JUSTICE                                   No. 7240 of 2001
CHANCERY DIVISION
COMPANIES COURT
MR REGISTRAR SIMMONDS

                    IN THE MATTER OF NATIONAL GRID GROUP PLC

                  AND IN THE MATTER OF THE COMPANIES ACT 1985



                             NOTICE OF COURT MEETING


NOTICE IS HEREBY GIVEN that by an Order dated 4 December 2001 made in the above matters, the High Court of Justice of England and Wales has directed a meeting (the "Court Meeting") to be convened of the holders of ordinary shares of 11 13/17 pence each in the capital of National Grid Group plc (the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company, the Scheme Shareholders (as defined in the said Scheme of Arrangement) and the Special Shareholder (as defined in the said Scheme of Arrangement) and that such meeting will be held in the Butterworth Hall, Warwick Arts Centre, Coventry CV4 7AL on 7 January 2002 at 11.00 a.m., at which time and place all Shareholders are requested to attend.

At the Court Meeting, the following resolution will be proposed:

        THAT the scheme of arrangement dated 10 December 2001 between the Company, the Scheme Shareholders (as defined in the Scheme) and the Special Shareholder (as defined in the Scheme) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme"), the terms of which are set forth in the document of which the notice of this meeting forms part, be approved and the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect.

A copy of the said Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

A member (shareholder) who is entitled to attend and vote at the Court Meeting may vote thereat in person or may appoint a proxy or proxies to attend the Court Meeting and vote on his or her behalf. A proxy need not be a member of the Company. A Form of Proxy for use in connection with the Court Meeting (Card A) is enclosed with this document and instructions on how to fill in the Form of Proxy are set out at the end of this document.

To be valid, the Form of Proxy (Card A) must be completed and signed in accordance with the instructions printed thereon and it is requested that it be lodged at the office of Lloyds TSB Registrars, The Causeway, Worthing BN99 6BY no later than 11.00 a.m. on 5 January 2002. The Form of Proxy may also be handed to the Chairman at the Court Meeting before the start of the meeting. The completion and return of a Form of Proxy will not prevent a member who wishes to do so from attending and voting in person.

A holder of American Depositary Shares should complete a voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her American Depositary Shares and return the card to the Depositary, The Bank of New York, Proxy Department, New York, NY 10203- 0399, USA as indicated on the voting instruction card as soon as possible and in any event by 5.00 p.m. (New York time) on 3 January 2002. Those who hold their American Depositary Shares through a bank, broker or other financial institution, should consult with that institution to determine the deadline by which their voting instructions must be returned.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy or (if such member is a corporation) by authorised representative, will be accepted to the exclusion of the vote of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 5 January 2002 or, in the event that the Court Meeting is adjourned, 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Court Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after 6.00 p.m. on 5 January 2002 or, in the event that the Court Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

By the Order referred to above, the Court has appointed James Ross or, failing him, Roger Urwin or, failing him, Bob Faircloth to act as Chairman of the Court Meeting and has directed the Chairman to report the result thereof to the High Court of Justice of England and Wales.


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

The said Scheme of Arrangement will be subject to the subsequent sanction of the High Court of Justice of England and Wales.

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Solicitors for the Company

Dated 10 December 2001

Explanatory note

The purpose of the Scheme is to establish New National Grid as the new holding company of the Group.

The Scheme must be approved by the Court, which will not sanction the Scheme unless it has previously been approved by National Grid Shareholders at a separate Court Meeting convened for this purpose.

The resolution will be passed if it is approved by more than 50 per cent. of the shareholders voting and if the shares represented by votes cast in favour of the resolution are not less than 75 per cent. of the total shares voted. The resolution will be decided on a poll, which will be conducted at the Court Meeting and will include the votes of all shareholders present in person or by proxy.

                             National Grid Group plc

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of National Grid Group plc (the "Company") will be held in the Butterworth Hall, Warwick Arts Centre, Coventry CV4 7AL on 7 January 2002 at 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting (as defined in the document of which this Notice forms part)) for the purposes of considering and, if thought fit, passing the following resolutions which, in the case of Resolutions 1 and 2, will be proposed as special resolutions and, in the case of Resolutions 3 to 11, will be proposed as ordinary resolutions.

                               SPECIAL RESOLUTIONS

Resolution 1: To approve the implementation of the Scheme and amend National Grid's Articles of Association

THAT:

(a) the Scheme of Arrangement dated 10 December 2001 between the Company, the Scheme Shareholders (as defined in the Scheme) and the Special Shareholder (as defined in the Scheme) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") be approved and the Directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(b) for the purpose of giving effect to the Scheme, the issued share capital of the Company be reduced to nil by cancelling and extinguishing the Scheme Shares (as defined in the Scheme) and the National Grid Special Share (as defined in the Scheme);

(c) forthwith and contingently upon the said reduction of capital taking effect:

        (i) the share capital of the Company be increased to its former amount by the creation of one new B share of (L)1 and such number of new ordinary shares of 11 13/17 pence each in the capital of the Company ("new Ordinary Shares") as shall together be of an aggregate nominal amount equal to the aggregate nominal amount of the shares cancelled in accordance with paragraph (b) of this resolution. The B share of (L)1 shall rank pari passu in all respects with the new Ordinary Shares; and

        (ii) the credit arising in its books of account on the reduction of capital be applied in paying up, in full and at par, the new B share of (L)1 and the new Ordinary Shares created pursuant to sub-paragraph (c)(i) of this resolution, such new B share of (L)1 and the new Ordinary Shares to be allotted and issued, credited as fully paid, to New National Grid plc (registered in England No. 4031152) and/or its nominee(s);

(d) the Directors of the Company be generally and unconditionally authorised, pursuant to section 80 of the Companies Act 1985, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of (L)170,000,000 in respect of allotments of relevant securities in connection with the Scheme provided that this authority shall expire on the conclusion of the Annual General Meeting of the Company in 2002 and shall be in addition to any other authority conferred on the Directors of the Company pursuant to the said section 80;


(e)     the Articles of Association of the Company be amended by:

        (i)    the adoption and inclusion of the following new Article as
               Article 4A:

               4A.     The B share

               The B share of (L)1 in the capital of the Company shall rank pari passu in all respects with the ordinary shares of 11 13/17 pence each.

        (ii)   the adoption and inclusion of the following new Article as
               Article 159:

                                 SCHEME OF ARRANGEMENT

               159. In this Article 159, expressions not defined in these Articles but defined in the Scheme shall have the same respective meanings in this Article.

               159.1 Notwithstanding any other provision of these Articles, if any shares in the Company are allotted and issued to any person (a "new member") other than New National Grid or any nominee of New National Grid after the time at which this Article becomes effective and prior to the confirmation by the Court of the reduction of capital provided for under the Scheme, such shares shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder other than New National Grid or any nominee of New National Grid, shall upon the Scheme becoming effective be bound by the terms of the Scheme.

               159.2 If any shares in the Company are allotted and issued to a new member other than New National Grid or any nominee of New National Grid after the Scheme Effective Date, they will be transferred to New National Grid in consideration for and conditionally on the issue or transfer to the new member (or any subsequent holder) of one ordinary share in New National Grid for each share in the Company so transferred. The New National Grid ordinary shares so issued will be credited as fully paid and will rank pari passu in all respects with all New National Grid ordinary shares in issue at the time (other than as regards any dividend or other distribution payable by reference to a record date preceding the date of allotment and issue) and will be subject to the Articles of Association of New National Grid.

               159.3   The number of shares to be issued or transferred under
                       Article 159.2 may be adjusted by the Directors in such manner as the auditors may determine on any reorganisation of the share capital of the Company or of New National Grid effected after the Scheme Effective Date, provided always that any fractions of an ordinary share in New National Grid shall be aggregated and sold for the benefit of New National Grid.

               159.4 To give effect to any such transfer required by Article 159.2, the Company may appoint any person to execute a form of transfer on behalf of the new member (or any subsequent holder of the relevant shares in the Company) in favour of New National Grid and to agree for and on behalf of the new member (or any such holder) to become a member of New National Grid; and

        (iii)  the addition of the following definitions to Article 1:

               "New National Grid": the company called New National Grid plc with registered number 4031152; and

               "Scheme": the scheme of arrangement dated 10 December 2001 proposed between the Company, the Scheme Shareholders (as defined in the Scheme) and the Special Shareholder (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (as defined in the Scheme).

Explanatory note

Resolution 1 seeks approval for the Scheme and certain actions necessary in order to carry the Scheme into effect. If passed, the resolution will:

(a) approve the Scheme and authorise the Directors of National Grid to take all action necessary to carry the Scheme into effect;

(b) authorise the cancellation by National Grid of all its existing shares, thereby reducing its share capital to nil;

(c) upon the reduction of capital taking effect, authorise National Grid to restore its share capital to its former amount;

(d) authorise the Directors of National Grid to issue shares in National Grid to New National Grid, thereby establishing National Grid as a wholly-owned subsidiary of New National Grid; and

(e) amend the Articles of Association of National Grid to ensure that all shares in National Grid issued prior to the Court Hearing or after the Scheme Effective Date are exchanged for shares in New National Grid.

Resolution 1 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolution 2: To change the name of the Company to "National Grid Holdings One plc"

THAT, conditional on the Scheme becoming effective, the name of the Company be changed to "National Grid Holdings One plc".

Explanatory note

Upon the Scheme becoming effective, National Grid will become a subsidiary of New National Grid. Resolution 2 seeks approval for National Grid to change its name to National Grid Holdings One plc, thus enabling New National Grid to assume the name "National Grid Group plc".

Resolution 2 is a special resolution which will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

Resolutions 3 to 11 are ordinary resolutions which will be passed if more than 50 per cent. of the votes cast are in favour of the resolutions.

The purpose of Resolutions 3 to 10 is to seek shareholder approval for the adoption by New National Grid of executive and employee share option plans to replace those currently operated by National Grid.


                              ORDINARY RESOLUTIONS

Resolution 3: To approve the National Grid Executive Share Option Plan 2002

THAT, conditional on the Scheme becoming effective:

(a) the National Grid Executive Share Option Plan 2002 to be adopted by New National Grid plc (the "Executive Plan"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the Executive Plan into effect, including, but not limited to, making such amendments as may be necessary to obtain the approval of the Inland Revenue and/or such other amendments as those Directors may consider necessary;

(c) the Directors of New National Grid plc be authorised to establish schedules to the Executive Plan or to establish other plans based on the Executive Plan to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the Executive Plan; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the Executive Plan, notwithstanding that they may have an interest in the Executive Plan (except that no such Director may be counted in a quorum or vote on his own participation) and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 3 seeks approval for the adoption by New National Grid of an executive share option plan, details of which are given on pages 41 and 42 of the document of which this notice forms part.

The plan is similar to, and is intended to replace, the National Grid Executive Share Option Plan approved by National Grid Shareholders in 2000. It will enable executive share options to be granted each year at market price of, except in exceptional circumstances, up to a maximum value of three times salary. The exercise of options initially granted under the Plan will be subject to the performance of the Group when measured against a comparator group of approximately 20 utility companies in the UK and the US.


Resolution 4: To approve the National Grid Employee Share Ownership Plan 2002

THAT, conditional on the Scheme becoming effective:

(a) the National Grid Employee Share Ownership Plan 2002 including the related Trust Deed to be adopted by New National Grid plc (the "UK Plan"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the UK Plan into effect, including, but not limited to, making such amendments as may be necessary to obtain the approval of the Inland Revenue and/or such other amendments as those Directors may consider necessary, and establishing an unapproved plan to mirror the benefits available under the UK Plan should the Directors consider that to be appropriate;

(c) the Directors of New National Grid plc be authorised to establish schedules to the UK Plan or to establish other plans based on the UK Plan to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the UK Plan; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the UK Plan, notwithstanding that they may have an interest in the UK Plan and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 4 seeks approval for the adoption by New National Grid of an all-employee share ownership plan, details of which are set out on pages 43 and 44 of the document of which this notice forms part.

The plan is similar to, and is intended to replace, the National Grid Employee Share Ownership Plan approved by National Grid Shareholders in 2000 and is intended to encourage employee share ownership as a means of fostering the commitment of employees to the long-term success of the Group. The plan is in accordance with UK Government policy on employee share ownership and contains three elements:

1.      Free Shares:           shares which New National Grid may award to
                               employees in a tax-advantaged way;

2.      Partnership Shares:    shares which employees buy from their before-tax
                               income; and

3.      Matching Shares:       additional Free Shares which New National Grid
                               may award to employees who buy Partnership
                               Shares.

New National Grid will choose which, if any, of the above elements to offer to eligible employees in any year.

Resolution 5: To approve the National Grid Savings Related Share Option Plan
2002

THAT, conditional on the Scheme becoming effective:

(a) the National Grid Savings Related Share Option Plan 2002 to be adopted by New National Grid plc (the "Sharesave Plan"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the Sharesave Plan into effect, including, but not limited to, making such amendments as may be necessary to obtain the approval of the Inland Revenue and/or such other amendments as those Directors may consider necessary, adopting similar plans for the employees of each subsidiary of New National Grid plc but operating over shares in New National Grid plc, and establishing an unapproved plan to mirror the benefits available under the Sharesave Plan should the Directors consider that to be appropriate;

(c) the Directors of New National Grid plc be authorised to establish schedules to the Sharesave Plan or to establish other plans based on the Sharesave Plan to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the Sharesave Plan; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the Sharesave Plan, notwithstanding that they may have an interest in the Sharesave Plan and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 5 seeks approval for the adoption by New National Grid of an employee savings-related plan, details of which are set out on page 44 of the document of which this notice forms part.

The plan is similar to, and is intended to replace, the National Grid Savings Related Share Option Scheme approved by National Grid Shareholders in 1999 and, if approved, will enable the grant of options to purchase shares at a discount to those UK employees who enter into special savings contracts to save over a three- or five-year period. The plan will be open to all UK employees, subject to certain eligibility criteria.

Resolution 6: To approve the National Grid Employee Stock Purchase Plan 2002

THAT, conditional on the Scheme becoming effective:

(a) the National Grid Employee Stock Purchase Plan 2002 to be adopted by New National Grid plc (the "US Plan"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the US Plan into effect, including, but not limited to, making such amendments as may be necessary to comply with any federal, state or local laws, rules or regulations and/ or make such other amendments as those Directors may consider necessary;

(c) the Directors of New National Grid plc be authorised to establish schedules to the US Plan or to establish other plans based on the US Plan to take account of local tax, exchange controls and securities laws outside the US, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the US Plan; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the US Plan, notwithstanding that they may have an interest in the US Plan and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 6 seeks approval for the adoption by New National Grid of a US stock purchase plan, details of which are set out on page 45 of the document of which this notice forms part.

The plan is similar to, and is intended to replace, the US Employee Stock Purchase Plan approved by National Grid Shareholders in 1999. If approved, it will enable US employees to use a savings plan to purchase shares in a tax-efficient manner, thus providing them with a similar benefit to that provided to UK employees under the Savings Related Share Option Plan.

Resolution 7: To approve the National Grid Share Matching Plan 2002

THAT, conditional on the Scheme becoming effective:

(a) the National Grid Share Matching Plan 2002 to be adopted by New National Grid plc (the "Matching Plan"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary or desirable to carry the Matching Plan into effect, including, but not limited to, making such amendments as those Directors may consider necessary;

(c) the Directors of New National Grid plc be authorised to establish schedules to the Matching Plan or to establish other plans based on the Matching Plan to take account of local tax, exchange control or securities laws outside the UK, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the Matching Plan; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the Matching Plan, notwithstanding that they may have an interest in the Matching Plan (except that no such Director may be counted in a quorum or vote on his own participation) and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 7 seeks approval for the adoption by New National Grid of a share matching plan, details of which are set out on pages 45 and 46 of the document of which this notice forms part.

The share matching plan is similar to, and is intended to replace, the Share Matching Scheme approved by National Grid Shareholders in 1996. Under the terms of the proposed plan, Executive Directors and certain executives will be able to invest a portion of any cash bonus in shares, which will then be held in trust. Provided that the individual concerned has remained in New National Grid's employment and has not disposed of shares held in trust, New National Grid will match the shares purchased by the individual after a three-year holding period and all the shares will be released from trust. A cash payment equivalent to any dividend payments on matching shares will also be made on the release of shares from trust. With suitable modifications, the plan may be extended to US executives.

Resolution 8: To approve the National Grid USA Incentive Thrift Plans I and II

THAT, conditional on the Scheme becoming effective:

(a) the National Grid USA Incentive Thrift Plans I and II to be adopted by New National Grid plc (the "Thrift Plans"), the main features of which are summarised in Part IV of the document of which this notice forms part and a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the Thrift Plans into effect, including, but not limited to, making such amendments as those Directors may consider necessary;

(c) the Directors of New National Grid plc be authorised to establish schedules to the Thrift Plans or to establish other plans based on the Thrift Plans to take account of local tax, exchange control or securities laws outside the US, provided that any shares issued under the schedules or other plans must be treated as counting against any individual or overall limits on participation contained in the Thrift Plans; and

(d) the Directors of New National Grid plc be authorised to vote and be counted in the quorum on any matter connected with the Thrift Plans, notwithstanding that they may have an interest in the Thrift Plans and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 8 seeks approval for the amendment by New National Grid of the existing incentive thrift plans, details of which are set out on pages 46 and 47 of the document of which this notice forms part.

They will allow all qualifying employees in the US to contribute a portion of income into the plan, subject to certain limits, and to direct how their contributions are to be invested among various options, including New National Grid ADSs.

The plan will be open to all US employees, subject to certain eligibility requirements.

Resolution 9: To approve the National Grid Employee Trust 2002

THAT, conditional on the Scheme becoming effective:

(a) the establishment of the National Grid Employee Trust 2002 by New National Grid plc (the "Employee Trust"), the main features of which are summarised in Part IV of the document of which this notice forms part and which will be constituted by a trust deed a copy of which is produced to the Meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the Employee Trust into effect, including, but not limited to, making such amendments as those Directors may consider necessary; and

(c) the Directors of New National Grid plc be authorised to vote and to be counted in a quorum on any matter connected with the Employee Trust, notwithstanding that they may have an interest in the Employee Trust and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 9 seeks approval for the establishment by New National Grid of an employee trust, details of which are set out on page 47 of the document of which this notice forms part. If approved, the trust will operate in conjunction with certain of the share plans described in Resolutions 3 to 8, by holding shares to be delivered to participants.

Resolution 10: To approve the National Grid Qualifying Employee Share Ownership Trust (No. 2) 2002

THAT, conditional on the Scheme becoming effective:

(a) the establishment of the National Grid Qualifying Employee Share Ownership Trust (No. 2) 2002 by New National Grid plc ("QUEST No. 2"), the main features of which are summarised in Part IV of the document of which this notice forms part and which will be constituted by a trust deed a copy of which is produced to the meeting and signed by the Chairman for the purposes of identification be approved;

(b) the Directors of New National Grid plc be authorised to do all acts and things as may be necessary to carry the QUEST No. 2 into effect, including, but not limited to, making such amendments as may be necessary to obtain the approval of the Inland Revenue and/or such other amendments as those Directors may consider necessary; and

(c) the Directors of New National Grid plc be authorised to vote and to be counted in a quorum on any matter connected with the QUEST No. 2, notwithstanding that they may have an interest in the QUEST No. 2 and to relax any prohibition on voting by interested Directors contained in New National Grid plc's Articles of Association.

Explanatory note

Resolution 10 seeks approval for the establishment by New National Grid of a qualifying employee share ownership trust ("QUEST"), details of which are set out on page 47 of the document of which this notice forms part. If approved, the QUEST will operate in conjunction with certain of the share plans described in Resolutions 3 to 8, by holding shares to be delivered to participants.

Resolution 11: To authorise the Company to make donations to EU political organisations and incur EU political expenditure

THAT the Company and its wholly-owned subsidiary, The National Grid Company plc, be authorised to:

(a)     make donations to EU political organisations; and

(b)     incur EU political expenditure,

in an aggregate amount not exceeding (L)100,000 during the period beginning on the date of passing of this resolution and ending on the date of the Annual General Meeting of the Company in 2002. For the purposes of this resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings given to them in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

Explanatory note

Resolution 11 seeks approval from shareholders to enable National Grid and National Grid Company to make donations or incur expenditure which they would otherwise be prohibited from making or incurring following the coming into force of the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (the "new legislation") earlier this year.

Amongst other things, the new legislation prohibits companies from making donations or incurring expenditure in excess of an aggregate of (L)5,000 in relation to political organisations in the European Union in the 12 month period following the date of their first Annual General Meeting after the new legislation came into effect (and in each succeeding 12 month period), unless such donations and expenditure have been approved in advance by the company's shareholders.

National Grid does not currently make donations to political parties in the European Union, nor will New National Grid do so without the specific approval of its shareholders. However, the new legislation contains wide definitions of "donations", "EU political expenditure" and "EU political parties" and, as a result, it is possible that National Grid may be prohibited from supporting, for example, bodies concerned with policy review or law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it is in shareholders' interests for National Grid to support.

If Resolution 11 is passed, National Grid and National Grid Company will be authorised to make donations and incur expenditure which might otherwise be prohibited by the new legislation, up to a limit of, in aggregate, (L)100,000. The Directors consider that the authority is necessary to:

(a) provide National Grid and National Grid Company with comfort that they will not, because of uncertainties as to the interpretation of the scope and interpretation of the new legislation, unintentionally commit a technical breach of the new legislation; and

(b) allow National Grid and National Grid Company to continue to provide financial and other support to organisations which it is in shareholders' interests for them to support.

New National Grid has passed a resolution to the same effect as Resolution 11, which will come into force upon the Scheme becoming effective. The authority conferred on National Grid and National Grid Company by Resolution 11 will cease to be effective at that time, as the new legislation requires that the relevant resolution be granted by the ultimate holding company of any group of companies seeking authority thereunder. In accordance with the new legislation, New National Grid (or, if for any reason the Scheme does not become effective, National Grid) will disclose in its next Annual Report any donation to any EU political organisation and any EU political expenditure made or incurred by any member of the Group which is in excess of (L)200.

On behalf of the Board                                       Registered Office:
Fiona Smith                                                  15 Marylebone Road
Group General Counsel and Company Secretary                              London
                                                                         NW1 5JD

10 December 2001

                                                          Registered in England
                                                          and Wales No. 2367004

Notes:

1. A member (shareholder) of the Company who is entitled to attend and vote at the meeting but is unable to be present in person is entitled to appoint a proxy or proxies to attend the meeting and, on a poll, to vote on his or her behalf. A proxy need not be a member of the Company. A Form of Proxy (Card
    B) is enclosed with this document and instructions on how to fill in the Form of Proxy are set out at the end of the document of which this notice forms part.

2. A holder of American Depositary Shares should complete a voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her American Depositary Shares and return the card to the Depositary, The Bank of New York, Proxy Department, New York, NY 10203-0399, USA as soon as possible and in any event by 5.00 p.m. (New York time) on 3 January 2002. Those who hold their American Depositary Shares through a bank, broker or other financial institution should consult with that institution to determine the deadline by which their voting instructions must be returned.

3. Copies of the Company's existing Articles of Association, copies of the Articles of Association as proposed to be amended by paragraph (e) of the Resolution numbered 1 set out in the notice of Meeting and copies of the New National Grid Share Plans as proposed to be adopted by the Resolutions numbered 3 to 10 set out in the notice of Meeting are available for inspection at the offices of CMS Cameron McKenna, 160 Aldersgate Street, London EC1A 4DD during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) from the date of this notice until close of business on 7 January 2002 and will also be available for inspection at the place of the meeting for at least 15 minutes before, and during, the meeting.

4. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members registered in the register of members of the Company as at 6.00 p.m. on 5 January 2002 (or, if later, 48 hours before the conclusion or adjournment of the Court Meeting) or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00 p.m. on 5 January 2002 (or, if later, 48 hours before the conclusion or adjournment of the Court Meeting) or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

                   Instructions on completing Forms of Proxy


How to fill in the Forms of Proxy

You are entitled to appoint a proxy or proxies to attend the Court Meeting and to vote on your behalf on the poll which will be conducted at the Court Meeting. To appoint a proxy or proxies, you must complete and sign the enclosed reply-paid Form of Proxy for the Court Meeting (Card A). You are kindly requested to return your Form of Proxy to our share registrars, Lloyds TSB Registrars, The Causeway, Worthing BN99 6BY so that it is received no later than
11.00 a.m. on 5 January 2002. Forms of Proxy may also be handed to the Chairman at the Court Meeting before the start of the meeting.

You are entitled to appoint a proxy or proxies to attend the Scheme EGM on your behalf and, in the event that a poll is called, to vote on your behalf. To appoint a proxy or proxies, you must complete the enclosed reply-paid Form of Proxy for the Scheme EGM (Card B), sign it and return it to Lloyds TSB Registrars (at the address above) so that it is received no later than 11.15 a.m. on 5 January 2002.

If someone else signs either or both of the Forms of Proxy on your behalf, their authority to do so must be returned with the relevant Form(s) of Proxy. If the appointer is a corporation, the Form(s) of Proxy must be executed under its common seal or signed on its behalf by a duly appointed officer or attorney. The appropriate power of attorney or other authority or a notarially certified copy of such power (if any), should be returned with the relevant Form(s) of Proxy. In the case of joint shareholders, any one holder may sign the Form(s) of Proxy. If more than one holder signs, only the vote of the first named on the Company's share register will be accepted. Any alterations to each Form of Proxy must be initialled.

Before filling in either Form of Proxy, please read the notes set out below.

What is a poll?

Votes on most resolutions at a general meeting of the Company are decided on a show of hands in which each shareholder present is entitled to cast one vote irrespective of the number of shares registered in his or her name.

However, if a poll is called in accordance with the Company's Articles of Association (a common situation being where the result of a show of hands is unclear), or in the case of the Court Meeting, where voting on a poll is required, every shareholder of the Company (whether present in person at the meeting or represented by proxy) is entitled to cast a number of votes equal to the number of shares registered in his name.

Who can be appointed a proxy?

You can appoint anyone you like as your proxy or proxies: a proxy does not have to be a shareholder of the Company. If you wish, you can also appoint more than one proxy. However, you are responsible for ensuring that the person you appoint is able and willing to attend the Court Meeting and/or the Scheme EGM on your behalf. If your proxy does not attend the Court Meeting and/or the Scheme EGM your vote will not be cast in the event of a poll. Unless you specifically nominate another person or persons to attend the Court Meeting and/or the Scheme EGM to vote on your behalf, the Chairman of the Meeting will be appointed as your proxy and will vote on your behalf according to your instructions.

If you wish to appoint as your proxy someone other than the Chairman, cross out the words "the Chairman of the Meeting" on the Form(s) of Proxy and write the full name(s) of your proxy or proxies in the space provided.

In what circumstances will a proxy be able to vote at the Scheme EGM?

Your proxy will be able to vote on your behalf on a Resolution at the Scheme EGM only if a poll is called on that Resolution. Proxies cannot vote on a show of hands.

How do I instruct my proxy on how my votes should be cast?

The Resolutions to be proposed at the Court Meeting and the Scheme EGM are set out in full in the notices of the Court Meeting and the Scheme EGM on the preceding pages. The Resolutions are described in abbreviated form on the Form(s) of Proxy.

To instruct your proxy on how you wish your votes to be cast at the Court Meeting, please sign either the "For" or the "Against" box on Card A.

To instruct your proxy on how your votes should be cast in the event that a poll is called at the Scheme EGM, please tick the appropriate box opposite each Resolution on Card B to show whether your proxy should vote "For" or "Against" or should abstain.

Please note that if you do not give specific voting instructions on each Resolution by placing a tick in the appropriate box, your proxy will be free to vote or abstain on each Resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to each Resolution) which may properly come before the Scheme EGM.

What happens if I appoint a proxy, then decide to attend the Court Meeting and/or the Scheme EGM myself?

Even if you return the appropriate completed Forms of Proxy, you will still be entitled to attend the Court Meeting and the Scheme EGM instead of your proxy and to participate in voting if you so wish. On a poll in which you vote in person, the votes of any proxy appointed by you will be disregarded.

Can I appoint my proxy electronically?

You may, if you wish, register the appointment of a proxy electronically by logging on to the website at www.sharevote.co.uk. Alternatively, if you have registered for a Shareview portfolio, log on to your portfolio at www.shareview.co.uk and click on "Company Meetings". You will need your Voting Reference Numbers (the three 8-digit numbers on the Forms of Proxy). To register the appointment of a proxy for the Court Meeting, you will need to use the Voting Reference Numbers on the Form of Proxy for the Court Meeting (Card A). To register the appointment of a proxy for the Scheme EGM, you will need to use the Voting Reference Numbers on the Form of Proxy for the Scheme EGM (Card B). In order to register the appointment of a proxy for both meetings, you must log on separately using each set of Voting Reference Numbers. Full details of the procedures are given on the websites. The proxy appointment and instructions must be received by Lloyds TSB Registrars by 11.00 a.m. (in the case of the Court Meeting) and 11.15 a.m. (in the case of the Scheme EGM) on 5 January 2002. Please note that any electronic communication that is found to contain a computer virus will not be accepted. Before using the internet service you should read the material particulars of the conditions of use of the service in section 14 of Part IV of this document.

Please do not disclose your Voting Reference Number to anyone else, unless you wish them to give instructions on your behalf.

                                                                   Exhibit 99(b)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000.


If you have sold or transferred all of your National Grid Shares or National Grid ADSs, you should send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or the transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

A copy of this document, which comprises listing particulars dated 10 December 2001 relating to New National Grid and which has been prepared in accordance with the Listing Rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.



--------------------------------------------------------------------------------


                              [NATIONAL GRID LOGO]




                             National Grid Group plc

                      currently named New National Grid plc
             (incorporated and registered in England and Wales with
                           registered number 4031152)


                               Listing Particulars
                 relating to the admission to the Official List
           of up to 2,000,000,000 ordinary shares of 10 pence each in
                             National Grid Group plc


                   Sponsored by N M Rothschild & Sons Limited


--------------------------------------------------------------------------------


Applications have been made to the UK Listing Authority for the New National Grid Shares to be admitted to the Official List and to the London Stock Exchange for the New National Grid Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute admission to official listing on a stock exchange. Pursuant to the Scheme, New National Grid Shares will be issued to National Grid Shareholders. Pursuant to the Acquisition, New National Grid Shares will be issued to the Depositary only, which will, in turn, issue New National Grid ADSs to Niagara Mohawk Shareholders. Neither the New National Grid Shares nor the New National Grid ADSs will be made generally available or marketed to the public in the UK or the US. It is expected that Admission will become effective and dealings will commence in the New National Grid Shares to be issued pursuant to the Scheme at 8.00 a.m. on the Scheme Effective Date. Application has been made to list the New National Grid ADSs arising from the Scheme and to be issued pursuant to the Acquisition on the NYSE under the symbol "NGG", the symbol currently used for the National Grid ADSs. It is expected that dealings will commence on the NYSE in the New National Grid ADSs arising from the Scheme at 9.30 a.m. (New York time) on the Scheme Effective Date and in the New National Grid ADSs to be issued pursuant to the Acquisition at 9.30 a.m. (New York time) on the the next business day after Completion.

New National Grid and National Grid have been advised that the New National Grid Shares to be issued pursuant to the Scheme will be exempt from the registration requirements of the US Securities Act of 1933, as amended, by virtue of section 3(a)(10) thereof and, as a consequence, the New National Grid Shares to be issued pursuant to the Scheme have not been registered under that Act. The New National Grid Shares to be issued pursuant to the Acquisition and represented by the New National Grid ADSs have been registered under the US Securities Act of 1933, as amended.

N M Rothschild & Sons Limited, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to National Grid and as financial adviser and sponsor to New National Grid and for no one else in connection with the Scheme, the Acquisition and the proposed listing of the New National Grid Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than National Grid and New National Grid for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Scheme, the Acquisition, the proposed listing or admission to trading.

                           FORWARD-LOOKING STATEMENTS


These Listing Particulars contain certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of section 27A of the US Securities Act of 1933, as amended, and section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside of the control of New National Grid and National Grid, that could cause actual results to differ materially from those expressed in or implied by such statements. For a more detailed description of these assumptions, risks and uncertainties, please see National Grid's filings with the SEC (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20-F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. New National Grid has no intention and undertakes no obligation to update or revise any forward-looking statements in light of new information, future events or circumstances after the date of these Listing Particulars, except as required by the Listing Rules.




               REGISTERED AND HEAD OFFICE AND PRINCIPAL ADVISERS


       Registered and Head Office of New National Grid
       15 Marylebone Road
       London NW1 5JD


       Sponsor and Financial Adviser
       N M Rothschild & Sons Limited
       New Court, St Swithin's Lane
       London EC4P 4DU


       Joint Brokers
       Credit Suisse First Boston            Merrill Lynch International
       (Europe) Limited                      2 King Edward Street
       One Cabot Square                      London EC1A 1HQ
       London E14 4QJ


       Legal Advisers                        Auditors and Reporting Accountants
       CMS Cameron McKenna                   PricewaterhouseCoopers
       Mitre House                           1 Embankment Place
       160 Aldersgate Street                 London WC2N 6RH
       London EC1A 4DD


       Registrars                            Bankers
       Lloyds TSB Registrars                 Barclays Bank plc
       The Causeway                          54 Lombard Street
       Worthing                              London EC3P 3AH
       West Sussex BN99 6DA

                                    CONTENTS

                                                                                                                  Page
 Outline expected timetable                                                                                          4

 Part I:           Information relating to National Grid Group                                                       5
         1.        Overview of National Grid Group                                                                   5
         2.        National Grid Group's businesses                                                                  8
         3.        Environment                                                                                      17
         4.        Occupational health and safety                                                                   17
         5.        Corporate governance and internal control                                                        18
         6.        Employees                                                                                        18
         7.        Acquisition of Niagara Mohawk                                                                    18
         8.        Current trading and prospects                                                                    20

 Part II:          Scheme of Arrangement                                                                            22
         1.        Introduction                                                                                     22
         2.        Reasons for the Scheme                                                                           22
         3.        Summary of the Scheme                                                                            22
         4.        Reduction of the share capital of New National Grid                                              23
         5.        Implementation of the Scheme                                                                     23
         6.        Effect of the Scheme                                                                             24
         7.        Changes to the National Grid Articles                                                            24
         8.        Directors                                                                                        25
         9.        Taxation                                                                                         25
         10.       Listing, dealings, share certificates, ADS certificates and settlement                           25
         11.       Memorandum and Articles of Association of New National Grid                                      25
         12.       Employee share schemes                                                                           26
         13.       Overseas shareholders                                                                            27
         14.       Meetings                                                                                         27
         15.       Authorities relating to New National Grid                                                        27

 Part III:         Financial information on New National Grid                                                       28

 Part IV:          Financial information on National Grid Group                                                     31

 Part V:           Financial information on Niagara Mohawk                                                          94

 Part VI:          Working capital                                                                                 162

 Part VII:         Additional information                                                                          163
         1.        Responsibility                                                                                  163
         2.        Incorporation and activity of New National Grid                                                 163
         3.        Share capital                                                                                   163
         4.        Substantial shareholdings                                                                       166
         5.        Summary of the Memorandum and Articles of Association of New
                   National Grid                                                                                   167
         6.        Summary of the principal differences between the New National Grid
                   Articles and the National Grid Articles                                                         173
         7.        Directors, Secretary and Proposed Directors of New National Grid                                175
         8.        Directors' interests in National Grid and New National Grid                                     180
         9.        Options over National Grid Shares                                                               183
         10.       Effect of the Scheme on the National Grid Share Schemes                                         184
         11.       Proposed New National Grid Share Plans                                                          186
         12.       Long-term incentive plans operated by Niagara Mohawk                                            195
         13.       Principal subsidiaries and other principal undertakings of New National Grid                    196
         14.       Principal investments of the Group                                                              197
         15.       Principal establishments of the Group                                                           198
         16.       UK taxation                                                                                     198
         17.       US taxation                                                                                     200
         18.       Material contracts                                                                              201
         19.       Litigation                                                                                      204
         20.       Significant change                                                                              205
         21.       Additional information                                                                          205
         22.       Documents available for inspection                                                              206

 Definitions                                                                                                       207

                           OUTLINE EXPECTED TIMETABLE

   All times shown in this document are London times unless otherwise stated

 The Scheme

                              5.00 p.m. (New York time): Latest time for receipt by the Depositary of voting
 3 January 2002               instruction cards in respect of National Grid ADSs(1)

 5 January 2002               11.00 a.m.: Latest requested time for receipt of forms of proxy for the Court Meeting(2)

                              11.15 a.m.: Latest time for receipt of forms of proxy for the Scheme EGM

 7 January 2002               11.00 a.m.: Court Meeting

                              11.15 a.m.: Scheme EGM(3)

 Early 2002                   Court Hearing of the Petition to sanction the Scheme(4)

                              Scheme Record Date, which will be the last day of dealings in National Grid Shares and
 Early 2002                   National Grid ADSs, and which will be the business day before the Scheme Effective
                              Date(4)

 Early 2002                   Scheme Effective Date:(4)

                              8.00 a.m.: Dealings in New National Grid Shares issued pursuant to the Scheme commence on the London Stock Exchange

                              8.00 a.m.: Crediting of New National Grid Shares to CREST accounts

                              9.30 a.m. (New York time): Dealings in New National Grid ADSs arising from the Scheme commence on the NYSE

                              Despatch of New National Grid Share certificates within ten business days after the
 Early 2002                   Scheme Effective Date(4)

 The Acquisition

 Early 2002                   Completion:(4)

 Early 2002                   The next business day after Completion:(4)

                              8.00 a.m.: Dealings in New National Grid Shares issued pursuant to the Acquisition commence on the London Stock Exchange

                              8.00 a.m.: Crediting of New National Grid Shares issued pursuant to the Acquisition to the Depositary's CREST account

                              9.30 a.m. (New York time): Dealings in New National Grid ADSs issued pursuant to the
                              Acquisition commence on the NYSE

                              Despatch of direct registration transaction advices in respect of New National Grid ADSs
 Early 2002                   issued pursuant to the Acquisition within ten business days after Completion(4)

Notes:

(1) If you hold your National Grid ADSs through a bank, broker or other financial institution, you should consult with that institution to determine the deadline by which your voting instructions must be returned.

(2) Forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman of the Court Meeting before the start of the meeting.

(3) To commence at the time specified or, if later, immediately following the conclusion or adjournment of the Court Meeting.

(4) The actual dates for these events in 2002 will be set by reference to the date on which the SEC approves the Acquisition and upon agreement with the Court. Following receipt of the SEC approval of the Acquisition, the dates will be notified to National Grid Shareholders by announcement to the Regulatory News Service of the London Stock Exchange. The Acquisition must complete after, but within a reasonable time of, the Scheme becoming effective in order to obtain the desired tax treatment for Niagara Mohawk Shareholders.

                                     PART I

                  INFORMATION RELATING TO NATIONAL GRID GROUP


1.  Overview of National Grid Group

1.1 Introduction

National Grid Group is an international networks business. Its principal activities are the ownership and operation of the high-voltage transmission network in England and Wales and electricity transmission and distribution networks serving approximately 1.7 million customers in the north-eastern US. The Group also operates interconnectors between England and Wales and each of France and Scotland and between the US and Canada. It is also developing an interconnector in Australia and has interests in transmission networks in Argentina and Zambia with joint venture partners.


The Group's telecommunications interests comprise its 32.6 per cent. economic interest in Energis, wholly-owned infrastructure businesses in the UK and US and joint ventures in Poland and Latin America.

After the Scheme becomes effective, as described in Part II, the Group will continue to undertake the operations and activities described in this Part I.

1.2 History and development of the Group

1.2.1 Corporate history

In 1990, the electricity industry in England and Wales was restructured under the terms of the Electricity Act 1989. National Grid Company assumed, from the CEGB, ownership and control of the transmission system and the CEGB's interests in the interconnectors with France and Scotland. At the same time a holding company was established for National Grid Company, the principal shareholders of which were the 12 RECs.

The holding company was re-named The National Grid Group plc in November 1995. In December 1995, National Grid's ordinary shares were admitted to trading on the London Stock Exchange's market for listed securities, at which time seven RECs distributed to their respective shareholders all or part of their holdings in National Grid. One further REC distributed to its shareholders its holding in National Grid in January 1996. As required by the National Grid Articles, all RECs (including their affiliates) had disposed of holdings in excess of 1 per cent. of National Grid's issued ordinary share capital by December 1996. The National Grid Special Share was issued in 1990 and is held by the Secretary of State.

National Grid ADSs were listed on the NYSE in October 1999. In March 2000, National Grid was registered as a holding company under the US Public Utility Holding Company Act of 1935.

1.2.2 Development of the business

The Group's initial investments in electricity activities outside the UK were in Argentina and Zambia in 1994 and 1997 respectively. In 2000, the Group entered the US electricity market with the acquisitions of NEES and EUA. These businesses now form National Grid USA, an electricity transmission and distribution utility operating in Massachusetts, Rhode Island and New Hampshire. The Directors believe that National Grid USA provides the Group with an excellent platform from which to expand its activities in the north-eastern US, as demonstrated by the proposed acquisition of Niagara Mohawk. Further information on National Grid USA and the Acquisition is given in sections 2.3 and 7 below.

The Group's involvement in telecommunications activities began in 1993 with the establishment of Energis. Subsequently, on the basis of this experience, the Group expanded its telecommunications activities to include joint ventures in Latin America and Poland as well as wholly-owned businesses in the US and UK.

Certain of these investments have been affected by the general telecommunications market downturn, by recent difficult economic conditions in their countries of operation and, in the case of Intelig, by the unavailability of long-term vendor financing. Accordingly, on 20 November 2001, the Group announced it had fully written down the carrying value of its telecommunications investments in Latin America and was taking action to reduce costs and seek purchasers or new strategic investors for the businesses. Further information on the Group's telecommunications interests is set out in section 2.5 below.

1.2.3 Business strategy

The Group's core skills lie in the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. Its strategy is to exploit its assets and skills to create value for shareholders and benefits for customers by achieving performance improvements and cost savings within the framework of incentive-based regulation or competitive markets.

After more than a decade in which the Group has improved the operating efficiency of the UK transmission business, the Directors believe that future opportunities for outperformance of regulatory efficiency targets are more limited. As a consequence, the Directors expect returns for the UK business to be lower than can be achieved elsewhere, particularly in the US, and that the Group's choice of future investments will reflect this.

The Group is primarily focused on regulated electricity networks which are stable, generating cash for investments and earnings to support the Group's dividend policy. The Directors believe that they can continue to create shareholder value from investment in electricity transmission and distribution through progressive efficiency improvements. The Directors also believe that the Group can create additional value in distribution by offering high-quality customer service and in transmission by facilitating the development of competitive energy markets while preserving system security and reducing user costs. Gas distribution businesses generally have similar characteristics to those of electricity network businesses and, in the US particularly, are often combined under common ownership. The Group will therefore consider investment opportunities in this area, especially when such opportunities are associated with electricity network businesses.

While the value of the Group's telecommunications businesses has been affected by the general downturn in the telecommunications market, the Directors believe that the sector continues to offer opportunities to create shareholder value. However, going forward, the Directors intend to concentrate on opportunities which leverage the Group's existing assets and infrastructure skills.

1.2.4 Acquisition of Niagara Mohawk and the Scheme

The Group is currently in the process of completing the acquisition of Niagara Mohawk, the principal activities of which are the delivery of electricity and natural gas in New York State. Shareholders of both National Grid and Niagara Mohawk approved the Acquisition in January 2001. The Acquisition will more than double the size of the Group's operations in the US, consolidate its position in the north-east and offer the potential for integration and efficiency savings. The Directors believe that the Acquisition will create value for shareholders through improved financial performance, particularly in the core transmission and distribution businesses.

The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the majority of which have been received. The only material regulatory approval outstanding is that of the SEC. The Acquisition is expected to complete in early 2002, prior to which National Grid will carry out a corporate reorganisation by way of the Scheme, further details of which are set out in Part II of this document. Under the Scheme, New National Grid will become the holding company of National Grid.

Under the terms of the Merger Agreement, if the Scheme does not become effective, the Acquisition can proceed using an alternative structure, to be agreed between National Grid and Niagara Mohawk, which substantially preserves the economic and tax benefits of the Acquisition for each of the parties and for Niagara Mohawk Shareholders.

1.3 Financial summary

The following summary financial information for the three years ended 31 March 2001 has been extracted without material adjustment from the comparative table of financial information set out in section 1 of Part IV of this document. The summary financial information for the six month periods ended 30 September 2001 and 2000 has been extracted without material adjustment from the unaudited interim financial statements of National Grid for the six months ended 30 September 2001, set out in section 2 of Part IV of this document. Shareholders should read the whole of this document and not just rely on the summary information below.

In the unaudited interim financial statements for the six months ended 30 September 2001, the Group adopted Financial Reporting Standard 19, "Deferred tax", to change the method of accounting for deferred taxation from a partial to a full provision basis, and also adopted a revised presentation of the minority interests' share of the results of associated undertakings. Consequently, several restatements have been made to the comparative figures for the year ended 31 March 2001 and the six months ended 30 September 2000 and to the balance sheet as at 31 March 2001 included in the unaudited interim financial statements set out in section 2 of Part IV. The comparative table in section 1 of Part IV and the financial information shown below for the three years ended 31 March 2001 have not been restated to reflect the changes described above.

Throughout this section 1.3, unless otherwise indicated, total operating profit is stated before exceptional items and goodwill amortisation.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Six months ended
                                                                         30 September                  Year ended 31 March
                                                                    -----------------------    ------------------------------------
                                                                          2001         2000         2001          2000         1999
Summary Group profit and loss account                                     (L)m         (L)m         (L)m          (L)m         (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Group turnover                                                         1,989.5      1,792.8      3,799.7       1,614.7      1,514.2
                                                                     ---------    ---------    ---------     ---------    ---------
Operating profit
- Group undertakings                                                     398.6        411.5        821.1         574.7        576.9
- share of joint ventures and associate                                  (13.8)       (49.1)       (89.2)        (28.2)         3.0
                                                                     ---------    ---------    ---------     ---------    ---------
Total operating profit(1)                                                384.8        362.4        731.9         546.5        579.9
Goodwill amortisation(2)                                                 (47.7)       (39.6)       (74.5)         (7.9)        (2.5)
Exceptional items                                                       (287.3)        85.5        217.7       1,027.3        839.2
Net interest                                                            (152.7)      (101.0)      (250.6)        (64.9)      (118.5)
                                                                     ---------    ---------    ---------     ---------    ---------
(Loss)/profit before taxation                                           (102.9)       307.3        624.5       1,501.0      1,298.1
Taxation
- excluding exceptional items                                            (23.5)       (92.1)       (85.8)       (123.1)      (120.3)
- exceptional items                                                        5.5        143.3        235.4        (229.5)      (162.8)
Minority interests                                                        (3.1)        (3.7)        (5.1)           --           --
                                                                     ---------    ---------    ---------     ---------    ---------
(Loss)/profit for the period                                            (124.0)       354.8        769.0       1,148.4      1,015.0
                                                                     =========    =========    =========     =========    =========
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Before exceptional items and goodwill amortisation.
(2) Includes goodwill relating to joint ventures and associate.

1.3.1    Financial results for the three years ended 31 March 2001

The movement in total operating profit in the year ended 31 March 2000 reflects higher profit contributions from UK transmission, UK interconnectors and Energis, a lower profit contribution from other activities and operating losses incurred by Intelig. The increase in total operating profit in the year ended 31 March 2001 principally reflected the first full-year contribution from National Grid USA together with increased contributions from Energis and electricity transmission joint ventures. The improvement in operating profit was partially offset by the increased losses of Intelig and other telecommunications joint ventures and lower profit contributions from UK transmission and UK interconnectors.

The increase in goodwill amortisation in the year ended 31 March 2001 was mainly as a result of the NEES and EUA acquisitions.

In each of the years ended 31 March 2001, 2000 and 1999, the Group recorded exceptional profits of (L)242.9 million, (L)1,027.3 million and
(L)891.8 million respectively which were associated with the partial disposals of its shareholding in Energis. In 2001, the Group recorded exceptional costs of (L)45.3 million associated with the integration of NEES and EUA and an exceptional profit of (L)20.1 million on the disposal of its market services businesses. In 1999, an exceptional charge of (L)52.6 million was incurred in respect of closing out interest rate swaps.

The reduction in the net interest charge in the year ended 31 March 2000 reflected a lower average level of net debt as a result of the sale of shares in Energis in that and the previous year. The increase in the net interest charge in the year ended 31 March 2001 was largely attributable to the acquisitions of NEES and EUA, which were funded out of cash balances and new borrowings.

The effective tax rates for each of the years ended 31 March 2001, 2000 and 1999, excluding the impact of exceptional items and adjustments relating to prior years, were 26.0 per cent., 26.0 per cent. and 26.2 per cent. respectively. In the year ended 31 March 2001, the tax charge excluding exceptional items includes a credit of (L)20 million arising from an adjustment to prior years' tax.

The exceptional tax credit in 2001 of (L)235.4 million primarily represents the reversal of the 2000 exceptional tax charge of (L)229.5 million relating to the exceptional profit on the partial disposal of Energis, and arises from the realisation of capital losses for tax purposes as a result of Group restructurings.

1.3.2 Financial results for the six months ended 30 September 2001

Total operating profit increased by 6 per cent. to (L)384.8 million in the six months ended 30 September 2001, resulting from the improved performance of National Grid USA's distribution and transmission businesses and Intelig, partly offset by expected reductions in the recovery of US stranded costs and in contributions from interconnectors.

An exceptional charge of (L)290.4 million was taken to write down fully the carrying value of the Group's Latin American telecommunications investments and provide for all expected associated liabilities. In addition, the Group recorded an exceptional profit of (L)20.1 million from the partial disposal of its shareholding in Energis, which was partially offset by exceptional costs of (L)17.0 million substantially relating to the reorganisation of the business of National Grid Company.

The increase in net interest mainly reflects Intelig's vendor financing interest charges and exchange rate impacts on Intelig's US dollar-denominated debt. The first half of the previous financial year included a (L)17 million benefit relating to closing out fixed interest rate swaps.

The reduction in the tax charge, excluding exceptional items, for the six months ended 30 September 2001 reflects an adjustment to the previous period associated with the implementation of full provisioning for deferred tax and the release of prior year tax provisions in this period.

2. National Grid Group's businesses

2.1 Transmission in England and Wales

2.1.1 Regulatory framework

Regulatory legislation for the electricity industry in England and Wales is set out in the Electricity Act 1989 (as amended) and the Utilities Act 2000 which regulate the licensing of electricity generation, transmission, distribution and supply and the establishment of the Authority. The Authority is responsible for the supervision and enforcement of the licensing regime.

The Group's principal UK operating subsidiary, National Grid Company, is the sole holder of an electricity transmission licence for England and Wales and is the owner and operator of the transmission system. It is required, under the terms of the transmission licence, to develop and maintain an efficient, co-ordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity.

The transmission licence came into effect in March 1990 and, unless revoked, will continue in force until terminated by the Authority at not less than 25 years' notice. With the principal exception of the procurement and use of balancing services as part of the Balancing Services activity described in section 2.1.4, National Grid Company is prohibited by the terms of the transmission licence from purchasing or otherwise acquiring electricity on its own account for the purpose of sale to third parties, except with the consent of the Authority. The transmission licence requires National Grid Company to submit to the Authority audited accounts in respect of its UK transmission business and to procure that the transmission business does not give any cross-subsidy to or receive any cross-subsidy from any other business of National Grid Company or any affiliate or related undertaking of National Grid Company. The transmission licence also provides for regulation of National Grid Company's transmission revenue, further details of which are set out in section 2.1.5 below.

2.1.2 National Grid Company's customers

National Grid Company's customers are:

o the generators who own and operate the generating stations at which electricity is produced;

o the interconnector users who trade electricity across the interconnectors with Scotland and France;

o the electricity distribution companies who transfer electricity from the transmission network across their local distribution networks to customers;

o the electricity suppliers who purchase electricity under contract from generators and sell it to their customers; and

o directly-connected customers, who are industrial consumers of electricity and whose premises, by reason of the size and technical characteristics or location of their electricity demand, are directly connected to National Grid Company's transmission network.

2.1.3 Physical assets

The transmission network in England and Wales consists of approximately 4,500 miles of overhead lines, approximately 400 miles of underground cable and some 300 substations. Almost all of the assets comprising the transmission system operate at 400 kV or 275 kV.

National Grid Company invests in the transmission network to meet the needs of customers and to ensure continued compliance with security standards specified in the transmission licence. Capital expenditure on the renewal, reinforcement and extension of the transmission network, including interest capitalised, was
(L)361.2 million in the year ended 31 March 2001, compared with (L)286.5 million in the year ended 31 March 2000 and (L)314.0 million in the year ended 31 March 1999.

2.1.4 Operation and control

Day-to-day operation and control of the transmission system involve the continuous matching of generation output to demand for electricity, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency. These activities are undertaken from the National Grid control centre in Berkshire, with safety management of the transmission system being co-ordinated from the network operations centre in the Midlands.

National Grid Company is responsible for matching generation and demand in real time throughout the day in order to maintain the quality and security of electricity supply. Since the new electricity trading arrangements were introduced on 27 March 2001, National Grid Company has discharged this obligation through its balancing service activity by procuring services, known collectively as balancing services, from parties including generators, suppliers and large industrial consumers of electricity. Balancing services comprise ancillary services procured by National Grid Company under contract, principally from generators, the acceptance by National Grid Company of bids and offers to increase or decrease the quantities of electricity to be delivered to or taken from the total system and electricity traded by National Grid Company, either bilaterally or on recognised power exchanges. The balancing services incentive scheme described below gives National Grid Company a financial incentive to undertake this activity efficiently.

2.1.5 Transmission revenues

As transmission asset owner and system operator, National Grid Company is responsible for the development, construction, maintenance, operation and commercial management of the transmission network. It recovers its costs, including a return on capital employed, through charges to generators, distributors, suppliers and directly-connected customers for use of and connection to the transmission system and through charges for the provision of balancing services.

(i) Revenue-controlled charges

Revenue from transmission network use of system charges and charges for connections made before March 1990 is controlled by a revenue restriction condition set out in the transmission licence. The revenue restriction formula is reviewed from time to time by the Authority, typically at intervals of four to five years. The current revenue restriction was introduced on 1 April 2001 and is expected to remain in force until 31 March 2006. In the first year of the current revenue restriction, permitted revenue will be determined by reference to a pre-determined amount which is set out in the transmission licence. From 1 April 2002, revenue will be permitted to increase each year in line with RPI, minus an efficiency factor, X, which has been set by the Authority at 1.5. The revenue restriction formula also contains an adjustment mechanism that adjusts revenue by reference to the level of capital expenditure undertaken by National Grid Company in relation to new generation connections.

(ii) Post-1990 connection charges

National Grid Company is permitted by the transmission licence to set charges for connections to the transmission system made since March 1990 to recover the costs directly or indirectly incurred in providing connections, together with a reasonable rate of return on such costs.

(iii) Balancing Services Use of System Charges and Balancing Services Incentive Scheme

As system operator, National Grid Company is responsible for the operation of the transmission system, including the procurement and use of balancing services as described in section 2.1.4 above. Revenue from charges for provision of balancing services is regulated by means of the balancing services incentive scheme set out in the transmission licence. This sets targets (which are adjusted on a monthly basis by reference to RPI) for the external costs incurred by National Grid Company in balancing the system in the period up to 31 March 2002. The transmission licence provides that, if external costs are below (L)471 million in the 365 days up to 31 March 2002, National Grid Company will retain 40 per cent. of the savings up to a maximum potential income of (L)45 million. If external costs are more than (L)500 million, National Grid Company will bear 12 per cent. of the excess up to a maximum potential liability of (L)15 million. The balancing services incentive scheme replaced the previous incentive scheme, the transmission services scheme, and was introduced on 27 March 2001. Targets have also been set for internal costs associated with balancing the system, which are subject to the same percentage sharing factors as for external costs.

(iv) Procurement of ancillary services

Ancillary services are included within the balancing services described in section 2.1.4 above. Until 26 March 2001, National Grid Company was required by the transmission licence to procure ancillary services from the most economical sources available to it and was able to pass through the costs of procuring ancillary services, together with a small profit margin, to participants in the electricity market. Since 27 March 2001, National Grid Company has been able to recover the costs incurred in procuring ancillary services as part of its balancing services activity.

(v) Other transmission revenue

National Grid Company also undertakes maintenance work for generators and distributors. Charges for these services are unregulated.

(vi)Financial summary

UK transmission turnover and operating profit for the three years ended 31 March 2001 were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Year ended 31 March
                                                                                   ------------------------------------------------
                                                                                            2001              2000             1999
Source of revenue                                                                           (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Revenue-controlled charges(1)                                                              849.3             873.6            836.8
Post-1990 connection charges(2)                                                             77.9              76.1             74.7
Transmission Services Scheme(3)                                                            236.4             239.9            265.0
Balancing Services Use of System Charges(4)                                                 13.2                --               --
Ancillary services(5)                                                                      120.2             111.9            116.6
Other transmission revenue(6)                                                               18.6              18.2             17.0
                                                                                   -------------     -------------    -------------
Total turnover                                                                           1,315.6           1,319.7          1,310.1
                                                                                   =============     =============    =============
Operating profit                                                                           486.3             523.1            508.1
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Regulated by RPI minus X formula.

(2) Limited to reasonable rate of return.

(3) Pre-determined cost target with incentives/penalties.

(4) Pre-determined cost target with incentives/penalties.

(5) Cost recovery plus small profit margin.

(6) Unregulated.

2.2 UK interconnectors

The Group has ownership interests in interconnectors with France and Scotland. Arrangements for the auctioning of the capacity of the French interconnector are described below. National Grid Company is required to set its charges for use of the Scottish interconnector to recover no more than a reasonable rate of return on the capital represented by the interconnector.

Operating profit from UK interconnectors in the year ended 31 March 2001 was
(L)42.8 million (2000: (L)46.6 million, 1999: (L)39.5 million).

2.2.1 France

The interconnector with France has a nominal transfer capability of 2,000 MW in either direction and consists of four pairs of submarine cables, together with land-based equipment on either side of the English Channel. National Grid Company owns two pairs of cables and the land-based equipment on the English side, the remaining assets being owned by RTE, the transmission division of Electricite de France (E.D.F.), Service National ("EDF").

Until 31 March 2001, National Grid Company charged EDF for the use of the interconnector assets owned by National Grid Company. At the request of the Authority, new contractual arrangements were introduced on 1 April 2001 which provide for the auctioning to third parties of blocks of interconnector capacity on timescales ranging from three years to one day. Auctions of three-year and one-year blocks representing approximately half of the total capacity of the interconnector have been completed. An auction for 500 MW capacity from October to December 2001 has also been held and the remaining capacity is being offered in daily auctions. The Directors believe that National Grid Company's income from this activity in the year ending 31 March 2002 will be significantly lower than in previous years.

2.2.2 Scotland

National Grid Company's transmission network is interconnected with that of Scottish Power plc, which in turn is interconnected with that of Scottish and Southern Energy plc. National Grid Company owns the interconnector assets up to the national boundary between England and Scotland. The full transfer capability of the National Grid Company's interconnector assets is currently made available under contract to Scottish Power plc and Scottish and Southern Energy plc, which pay charges to National Grid Company for use of its assets based on the availability of the interconnector. The Authority is examining arrangements for access to and charging for use of the Scottish interconnector as part of its proposals for reform of the Scottish electricity market.

The interconnector currently has a nominal transfer capability of 1,600 MW, but this is often limited by system conditions to lower levels. Under the terms of an agreement with Scottish Power plc and Scottish and Southern Energy plc, work is in progress to increase the capability of the interconnector to 2,200 MW. Full availability of this increased capability awaits completion of a new transmission line in North Yorkshire.

2.2.3 Interconnectors business development

The Group's strategy is to extract value from its interconnector skills by designing, building and operating new interconnectors where there is potential for trading between electricity markets. The Group is currently investigating the potential for new interconnectors between England and Norway, between England and the Netherlands and between Wales and the Republic of Ireland. The Group's involvement in the Basslink interconnector project in Australia is described in section 2.4.3 below.

2.3 United States

2.3.1 Background

The Group acquired NEES, now renamed National Grid USA, in March 2000 at a cost of approximately (L)2.1 billion. National Grid USA acquired EUA in April 2000 at a cost of approximately (L)0.4 billion. The companies were integrated on 1 May 2000.

National Grid USA operates a network of approximately 3,000 miles of transmission lines and 31,000 miles of distribution lines in Massachusetts, Rhode Island and New Hampshire. Its subsidiary company, NEP, is responsible for the operation of the transmission network and delivery of electricity in bulk to National Grid USA's four electricity distribution companies.

National Grid USA has minority interests in two operating nuclear generating units, which it is in the process of divesting, and in three nuclear generating units which are permanently shut down. It also has a telecommunications subsidiary, NEESCom, further information on which is given in section 2.5.4 below.

2.3.2 Financial summary

The table below shows total operating profit before exceptional costs and goodwill amortisation of National Grid USA for the year ended 31 March 2001.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Year ended
Operating profit before exceptional costs and goodwill amortisation                                             31 March 2001
                                                                                                                         (L)m
-----------------------------------------------------------------------------------------------------------------------------
Transmission                                                                                                             49.6
Distribution                                                                                                            154.8
Stranded costs recovery and generation                                                                                   61.7
Nuclear generation joint ventures                                                                                         7.9
US-Canada interconnector                                                                                                 22.3
NEESCom                                                                                                                   2.9
Other                                                                                                                    (5.6)
                                                                                                             ----------------
                                                                                                                        293.6
                                                                                                             ================
-----------------------------------------------------------------------------------------------------------------------------


The acquisition of NEES was completed on 22 March 2000. As a result of the short period of ownership in the year ended 31 March 2000, the contribution of National Grid USA, the successor to NEES, to the Group's operating profit for that year was not material.

2.3.3 Operating environment

(i) Electricity industry restructuring

The electricity industries in Massachusetts, Rhode Island and New Hampshire have been restructured to promote competition in the electricity market and to give customers a choice of electricity supplier.

Prior to this industry restructuring, the electricity distribution companies now forming part of National Grid USA supplied electricity to all retail customers in their respective service territories and purchased all of their electricity requirements from NEP. Since the restructuring, National Grid USA has opened its retail markets to competition and has sold, or is in the process of selling, its generating capacity.

Under the regulatory settlements associated with restructuring, NEP is permitted to recover the costs associated with investment in generating capacity, including investments in nuclear generation and related decommissioning contributions, and contractual commitments which were not recovered from the sale of its generating capacity. NEP recovers these costs, which are known as stranded costs, from its wholesale customers, including the electricity distribution companies, through contract termination charges. The electricity distribution companies are permitted in turn to recover these costs through delivery charges to all retail customers.

(ii) Standard offer and default obligations

As part of the electricity industry restructuring arrangements, National Grid USA's electricity distribution companies are required to make electricity supply available to certain customers in their respective service territories under transitional arrangements known generally as standard offer service.

Standard offer service is available to customers who have chosen not to select an alternative supplier. In the year ended 31 March 2001, approximately 80 per cent. of electricity delivered by National Grid USA's electricity distribution companies was on standard offer terms. Almost all of the electricity required to supply standard offer customers is purchased by National Grid USA under contracts whose terms substantially match the duration of the requirement to provide standard offer service.

The electricity distribution companies are also obliged to make a default service available to customers who are not eligible for standard offer service and have not obtained electricity supply from an alternative supplier. In Massachusetts, default service is also available to new customers, defined as customers who started taking service from 1 March 1998. National Grid USA purchases electricity under wholesale contracts to meet the requirements of default service customers.

(iii) Wholesale energy prices

From mid-2000 to mid-2001, utilities in the US faced significantly higher costs of purchasing electricity as a result of underlying increases in wholesale oil and gas prices. These increases, exacerbated by the inability of local generating companies to meet electricity demand, contributed to an electricity crisis in California.

National Grid USA's regulatory settlements enable the electricity distribution companies to adjust their rates to reflect the costs of purchasing electricity to meet the transitional supply obligations described in section 2.3.3(ii) above. The electricity distribution companies were permitted by their respective regulators to increase their rates to re-align revenues with the costs of purchasing electricity and as a result, and despite increases in the costs of purchasing electricity to meet its standard offer and default obligations, National Grid USA did not experience the difficulties which affected electricity utilities in California. In the second half of 2001, wholesale oil and gas prices have fallen and the electricity distribution companies have proposed or implemented rate reductions.

2.3.4 Distribution

National Grid USA has four electricity distribution companies which are:

o Massachusetts Electric, which serves approximately 1.2 million customers in Massachusetts;

o Narragansett Electric, which serves approximately 460,000 customers in Rhode Island;

o Granite State Electric, which serves approximately 38,000 customers in New Hampshire; and

o Nantucket Electric, which serves approximately 11,000 customers on Nantucket Island, off the coast of Massachusetts.

National Grid USA's electricity distribution companies have entered into agreements approved by their respective regulators which provide for rate reductions for electricity delivery and (with the exception of Granite State Electric) other provisions to ensure that service quality is maintained or improved.

(i) Massachusetts Electric

Under the Massachusetts Electric distribution rate plan approved by the MDTE, distribution rates were reduced by $10 million on 1 May 2000 and will remain frozen until the end of February 2005. From March 2005 to the end of December 2009, distribution rates will be indexed to the average of distribution rates of similarly unbundled investor-owned utilities in New England, New York, New Jersey and Pennsylvania. Massachusetts Electric has agreed that increases in its distribution rates will initially be capped at 90 per cent. of the regional average. Based on a pre-determined formula, annual merger-related savings achieved up to the end of 2009 will be calculated and shared equitably between customers and Massachusetts Electric from January 2010 until May 2020.

The rate plan also includes a service quality plan designed to encourage good performance in areas including reliability and customer satisfaction. Under Massachusetts Electric's current service quality plan, incentives of up to $15 million for above-average performance and penalties of up to $12 million for below-average performance have been possible. However, in June 2001 the MDTE required gas and electricity utilities in Massachusetts to file new service quality plans in compliance with their revised guidelines. The revised guidelines include revenue penalties for service quality below certain pre-determined benchmarks. However, the utilities may earn penalty offsets for performance above the service quality benchmarks on the basis that these may only be used to reduce any revenue penalties incurred in the same year. Massachusetts Electric proposed revisions to its rate agreement which mirror the MDTE's guidelines but retain the provision for incentives. The matter is pending before the MDTE.

(ii) Narragansett Electric

Under the rate plan for Narragansett Electric approved by the RIPUC, distribution rates were reduced by approximately $13 million on 1 May 2000 and will remain frozen until 31 December 2004. During the rate freeze, Narragansett is permitted to retain earnings up to 12 per cent. return on equity. Any earnings between 12 per cent. and 13 per cent. will be shared equally with customers. If earnings exceed 13 per cent., the excess will be divided between customers and the company, with customers receiving 75 per cent.

From 1 January 2005, distribution rates will be set by the RIPUC in accordance with Narragansett's cost of service. Until the end of 2019 the company will be able to include in its cost of service half of any proven savings achieved since the merger of two former EUA distribution companies into Narragansett. Narragansett will file evidence of the merger savings with the RIPUC in either 2002 or 2003, at the company's option, and these savings will be subject to further verification in 2007.

The Narragansett rate plan includes service quality provisions including penalties of up to $2.4 million in any year for poor performance.

(iii) Granite State Electric and Nantucket Electric

The current rates for Granite State Electric are subject to regulation by the New Hampshire Public Utilities Commission and became effective in July 1998. Nantucket Electric's distribution rates are linked to Massachusett's Electric's rates and became effective on 1 May 2000.

2.3.5 Transmission

(i) Current arrangements

NEP operates and maintains National Grid USA's transmission network and receives transmission revenues under local and regional transmission tariffs. Transmission rates are regulated by the FERC and enable NEP to recover its costs of providing transmission services, including a return on capital employed.

NEP participates in the NEPOOL, which co-ordinates the operation of its members' generation and transmission facilities. The despatch of generation across New England is carried out by an independent system operator, ISO New England, Inc.

(ii) Market reform and future developments

The FERC's objective is to create a seamless, national competitive wholesale electricity market supported by adequate generation and transmission infrastructure. To this end, it is encouraging electricity utilities to separate their market activities from the ownership, operation or control of transmission assets. In its Order 2000, the FERC required electricity utilities to file proposals for transferring the management of such assets to RTOs.

National Grid USA, ISO New England, Inc. and other transmission owners in New England filed a joint proposal for a New England RTO with the FERC in January 2001. The FERC subsequently concluded that it would be desirable to promote the formation of a single RTO for the entire north-eastern region and initiated a mediation process involving National Grid USA, Niagara Mohawk and a large number of electricity utilities in the region. An outline business plan for a north-eastern RTO was filed with the FERC in September 2001. The matter is still pending before the FERC.

The Group believes that the FERC's wish to promote the development of RTOs may offer opportunities outside the north-east. In November 2001, National Grid USA announced that it had entered into an agreement with the proposed Alliance RTO. Under the agreement, National Grid USA would become the managing member of an independent transmission company that would manage the transmission networks of the Alliance RTO's members, who operate in 11 states stretching from Missouri to Virginia. Both the formation of the Alliance RTO and National Grid USA's participation as managing member are subject to approval by the FERC.

2.3.6 US - Canada interconnector

The electricity networks in New England are interconnected with that of Hydro Quebec in Canada through an interconnector which has a nominal transfer capability of 2,000 MW. National Grid USA has ownership interests in the interconnector and derives revenues from providing rights of use to third parties.

2.3.7 Generation

NEP has historically had ownership interests in six nuclear generating units in New England, of which three have been permanently shut down. These are Yankee Atomic (in which it owns 34.5 per cent.), Maine Yankee (in which it owns 24 per cent.) and Connecticut Yankee (in which it owns 19.5 per cent.). Of the three units that are still in operation, NEP's interest in Millstone 3 has been sold and its interests in the remaining units, Vermont Yankee (in which it owns 22.5 per cent.) and Seabrook (in which it owns 10 per cent.) are in the process of being sold.

NEP's 16.2 per cent. interest in Millstone 3 was sold to Dominion Resources, Inc. on 31 March 2001. National Grid USA received net proceeds of $27.9 million and paid $5.8 million into the decommissioning trust fund for the unit. In addition, Dominion Resources, Inc. assumed responsibility for decommissioning the unit.

Vermont Yankee Nuclear Power Corporation, the operator of the unit, announced on 15 August 2001 that it had agreed to sell Vermont Yankee, including NEP's interest, to Entergy Corporation for $180 million. The agreement also provides for the transfer of associated decommissioning obligations to Entergy Corporation. The sale is subject to the approval of the Public Service Board of Vermont, the US Nuclear Regulatory Commission, the FERC and other regulatory authorities.

The auction process for Seabrook, including NEP's interest, is being conducted by a sale agent appointed by utility regulators in Connecticut and New Hampshire. The process commenced in December 2001 and is expected to be completed by the end of 2002.

For each nuclear generating unit in which it retains an interest, National Grid USA is liable for funding its pro rata share of costs, including the estimated costs of decommissioning. A decommissioning trust fund has been established by the operator of each unit, to which National Grid USA is contributing its pro rata share of the estimated costs of decommissioning.

As set out in section 2.3.3(i), National Grid USA is able to recover the costs associated with its investment in nuclear generation, including decommissioning contributions, through contract termination charges. Net proceeds from sales of nuclear generating units have been and will be credited against future contract termination charges.

2.4 Other electricity businesses and projects

2.4.1 Transener and Transba

The Group has a 42.5 per cent. interest in Citelec, which in turn has a 65 per cent. holding in Transener, which has an exclusive concession to operate the principal transmission system in Argentina. This concession is for an initial period of 15 years starting in 1992, with a right to re-tender thereafter for further ten-year periods up to a maximum of 95 years. In 1997, Transener acquired a majority interest in Transba, the transmission company for the province of Buenos Aires.

2.4.2 CEC

The Group has a 38.5 per cent. interest in CEC which owns and operates an electricity transmission network of some 500 miles supplying electricity to the mines of the Zambian Copperbelt. The privatisation of the copper mines was completed in March 2000 and CEC has benefited from increased demand for electricity due to increased mining activity.

2.4.3 Basslink

In February 2000, the Group was selected by the Basslink Development Board to design, construct, operate and maintain the Basslink, a 600 MW interconnector linking the electricity network on the island of Tasmania to the transmission network in the state of Victoria on the Australian mainland. The Group has applied for approval for the construction of the interconnector. The Group's total investment in the project is estimated to be (L)200 million.

2.4.4 Financial summary

The Group's share of the operating profit of its electricity joint ventures in Argentina and Zambia for the three years ended 31 March 2001 was as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             Year ended 31 March
                                                                           --------------------------------------------------------
                                                                                       2001                2000                1999
Group's share of operating profit                                                      (L)m                (L)m                (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Argentina (Transener and Transba)                                                      14.3                10.4                 8.5
Zambia (CEC)                                                                            4.3                 4.0                 4.1
-----------------------------------------------------------------------------------------------------------------------------------


2.5 Telecommunications businesses

2.5.1 Energis

The Group's involvement in telecommunications activities began in 1993 with the establishment of Energis. Energis is focused on the business marketplace, offering advanced fixed and mobile services, data networks and internet and e-commerce services. Its principal countries of operation are the UK, Germany, the Netherlands, Switzerland, Ireland and Poland. Energis' network is more than 20,000 kilometres long, connects to eight data centres across Europe and provides services in 11 European countries and the US.

Energis remained a wholly-owned subsidiary of the Group until December 1997, when it was listed on the London Stock Exchange and NASDAQ. At that time, Energis also issued 75 million new ordinary shares, reducing the Group's interest in the total share capital of Energis to just under 75 per cent. Subsequent strategic disposals, together with the dilutive effect of issues of new shares by Energis, have reduced the Group's economic interest in Energis to its current level of 32.6 per cent. This interest is valued at (L)427.4 million, based on a price of 75.5 pence per Energis share (being the Closing Price of an Energis share on 7 December 2001, the latest practicable date prior to the publication of this document). While the Group retains two seats on the Energis board of directors, it is no longer involved in the day-to-day management of the business. The Group intends to dispose of its remaining interest in Energis over the medium term, having regard to prevailing market conditions.

The Group's net cash investment in Energis up to its listing in December 1997 was (L)0.5 billion and the Group has since extracted cash totalling (L)2.2 billion from disposals of shares in Energis and repayment of loans. In the year ended 31 March 2001, the Group's share of Energis' operating profit/
(loss) before amortisation of goodwill was (L)5.1 million (2000:
(L)1.3 million; 1999: (L)(9.6) million).

2.5.2 Energis Polska

The Group has an interest of 48.75 per cent. in Energis Polska, a joint venture company in which its partners are Energis, PKP and P.T Centrala Sp. zo.o.

Energis Polska targets the corporate market in Poland with a range of data and voice services using a network based largely on existing optical fibre leased from PKP, connecting major cities across Poland and interconnecting with Energis' European network. Energis Polska's internet data centre in Warsaw was opened in June 2001, when Energis Polska also announced that it had signed its first customers.

2.5.3 Latin American businesses

The Group has interests in three Latin American telecommunications businesses.

In Brazil, the Group has a 50 per cent. interest in JVCO, the ultimate parent undertaking of Intelig, which provides long-distance and international telephone and data services. The Group's partners in the joint venture are Sprint and France Telecom, each of which has an interest of 25 per cent.

In Chile, the Group has a 30 per cent. interest in Manquehue net, which provides local telephone services in Santiago and also offers long-distance telephone, internet and cable TV services. The other partners in Manquehue net are Williams Communications Group Inc., Metrogas S.A., Inversiones El Roble Limitada and Xycom Development Chile S.A.

In Argentina, the Group has a 50 per cent. interest in Silica Networks which has been developing a broadband communications loop linking Buenos Aires in Argentina to Santiago in Chile and connecting major cities along the route. The Group's joint venture partners are Manquehue net and Williams
Communications Group Inc. which own 30.1 per cent. and 19.9 per cent. respectively.

Against the backdrop of the general downturn in the telecommunications sector and recent difficult economic conditions in the region, the Group announced a strategic review of its Latin American telecommunications investments on 4 October 2001. The results of this review were announced by the Group on 20 November 2001 and included:

o the appointment of an adviser to seek new strategic investors in Intelig, on behalf of all of the existing shareholders, as long-term vendor financing could not be secured;

o action by the shareholders of Silica Networks to cut costs, suspend further investment in the business and seek a purchaser for it; and

o       a cost reduction programme at Manquehue net.

In the light of this review, the Group decided to make an exceptional charge of (L)290.4 million in its interim results for the six months ended
30 September 2001 relating to the three Latin American telecommunications businesses. The exceptional charge comprised a full write-down of the Group's
(L)169.7 million carrying value, as at 30 September 2001, for these businesses and provision of (L)120.7 million for all expected associated liabilities.

2.5.4 NEESCom

National Grid USA's subsidiary company NEESCom builds fibre optic networks and leases capacity to telecommunications service providers. The network links sites in Massachussets, Rhode Island and New Hampshire and has recently been extended to Albany in New York State.

2.5.5 GridCom

GridCom was established in February 2001 to enable the Group to take advantage of infrastructure opportunities in the UK mobile telecommunications market. It brings together the Group's expertise in network installation and maintenance and the exploitation of National Grid Company's transmission towers.

GridCom has recently entered into a contract with Hutchison 3G UK Limited under which it will provide at least 1,000 mobile telephone base stations, thereby substantially expanding the Group's position in the UK mobile telecommunications infrastructure market.

3. Environment

The Group is subject to environmental laws and regulations and recognises that the minimisation of environmental impact is an essential part of its business. Where practicable, it implements environmental management systems which are externally verified, certified and audited in accordance with the international ISO 14001 environmental system standard and carries out audits of its environmental policies, procedures, operating practices and assets.

3.1 Prevention of water pollution

Transformers and underground cables contain oil which may, in exceptional circumstances, pose a risk to the environment and in particular to adjacent surface waters or groundwaters. In the UK, the Group is upgrading containment systems and installing new oil/water separators at substations and refurbishing cable joint bays in sensitive areas to reduce the risk of leakage. A programme of spill containment, control and countermeasures at over 300 US substations has been completed and oil release contingency plans for cables have been put in place.

3.2 Site assessment and remediation

In the UK, the Group has completed land contamination surveys at over 80 of those substations considered to have the potential to be contaminated oil from past activities. At 20 of these sites, potential risks to the environment have been identified and a programme to establish the full extent of remediation work required started in April 2001.

In the US, National Grid USA is aware of about 50 manufactured gas sites, mainly in Massachusetts, associated with past activities of predecessor companies of National Grid USA, which until the early 1970s was a combined electricity and gas utility. National Grid USA has reported the existence of all manufactured gas sites of which it is aware to state environmental regulatory agencies and is engaged in various stages of investigation and remediation at approximately 30 sites. In Massachusetts, a regulatory agreement provides for recovery from customers of the remediation costs of former manufactured gas sites and certain other hazardous waste sites. In Rhode Island, a regulatory agreement provides for the recovery from customers of the remediation costs of former manufactured gas plants incurred during the rate freeze period.

3.3 Electric and magnetic fields

The Group recognises that the public has concerns about the possible health effects of the electric and magnetic fields that arise from, amongst other sources, the transmission, distribution and use of electricity. Research into this issue has been in progress across the world for many years, including independent research for which the Group provides financial support.

The European Council of Ministers has adopted a recommendation on the limitation of exposure of the general public to electric and magnetic fields, based on guidelines issued by the International Commission on Non-Ionising Radiation Protection. The recommendation, which contains certain qualifications, is addressed to the governments of EU member states rather than to individual companies. The UK Government is considering how the qualifications should be interpreted and how, if at all, the recommendation should be adopted in the UK.

In the UK, National Grid Company carries out its operations in line with guidance issued by the National Radiological Protection Board, an independent statutory body, which has stated that it is considering the implications of the recommendation of the European Council of Ministers.

In the US, National Grid USA keeps the subject of EMFs under review.

4. Occupational health and safety

The Group recognises the importance of occupational health and safety management and seeks to manage risk effectively in order to ensure that its activities, services and products do not harm employees, contractors, customers or members of the public. In 2001, the Group appointed independent external consultants who have carried out a comprehensive assessment of its safety performance and procedures in the UK and the US. The Group is now in the process of implementing recommendations arising from this assessment.

5. Corporate governance and internal control

National Grid maintains its own code of corporate governance modelled on the Combined Code of Corporate Governance appended to the Listing Rules. As recommended by the Combined Code, the Board has established an Audit Committee, a Remuneration Committee and a Nominations Committee.

The Audit Committee consists of four Non-executive Directors and is responsible for considering the annual accounts and interim statements and for discussing with the external auditors issues arising from their audit. It reviews the scope and extent of the internal and external audit work plans and internal control processes and considers, on behalf of the Board, the effectiveness of the Group's system of internal control.

The Remuneration Committee consists of three Non-executive Directors and is responsible for determining all aspects of Executive Directors' compensation, drawing on advice from independent external remuneration consultants and internal advisers.

The Nominations Committee consists of the Chairman, the Group Chief Executive and two Non-executive Directors. It is responsible for considering and recommending the reappointment of existing Directors, for identifying and selecting potential new Directors and for proposing to the Board the appointment of new Directors.

6. Employees


The average numbers of employees of the Group in the three years ended 31 March 2001 were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             Year ended 31 March
                                                                                       2001                2000                1999
-----------------------------------------------------------------------------------------------------------------------------------
Europe                                                                                3,662               3,651               3,606
North America                                                                         3,836                 140                   6
Latin America                                                                            17                  13                  10
Rest of the World                                                                         8                   6                   6
                                                                           ----------------    ----------------    ----------------
                                                                                      7,523               3,810               3,628
                                                                           ================    ================    ================
-----------------------------------------------------------------------------------------------------------------------------------


The vast majority of employees in Europe are either directly or indirectly employed in the transmission of electricity in the UK. The vast majority of employees in North America are either directly or indirectly employed in the transmission and distribution of electricity in the US.

7. Acquisition of Niagara Mohawk

7.1 Terms and expected timetable for the Acquisition

On 5 September 2000, National Grid announced that it had entered into an agreement to acquire Niagara Mohawk. The Acquisition was approved by Niagara Mohawk Shareholders on 19 January 2001 and by National Grid Shareholders on 29 January 2001. The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the majority of which have been received. The only material regulatory approval outstanding is that of the SEC. The Acquisition is expected to complete in early 2002.


Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will receive consideration of $19.00 per Niagara Mohawk Share, subject to adjustment. This adjustment will be made by reference to the closing price of a National Grid Share and the prevailing (L):$ exchange rate on 20 trading days selected at random from 40 consecutive trading days ending on the tenth trading day prior to the deadline for Niagara Mohawk Shareholders to make the election described below. At the date of its announcement, the terms of the Acquisition valued the equity of Niagara Mohawk at approximately $3.0 billion and the enterprise value of Niagara Mohawk at approximately $8.9 billion.


Under the Merger Agreement, Niagara Mohawk Shareholders will be able to elect to receive their consideration in cash, New National Grid ADSs or a combination thereof, with the aggregate cash consideration offered to all Niagara Mohawk Shareholders being $1.015 billion. However, if cash elections received from all Niagara Mohawk Shareholders exceed $1.015 billion, National Grid may, at its sole discretion, reduce the total number of

New National Grid ADSs to be issued and increase the cash component of the consideration. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections.

7.2 Niagara Mohawk's activities

The principal activities of Niagara Mohawk are the delivery of electricity and natural gas in New York State. Its electricity customer base, at more than 1.5 million customers, is similar in size to that of National Grid USA. It also has over 0.5 million retail gas customers in the residential and business sectors and offers transportation of gas purchased by customers directly from suppliers.

Niagara Mohawk's electricity system is interconnected with that of National Grid USA and consists of over 9,000 miles of transmission lines and 41,000 miles of distribution lines.

7.3 Niagara Mohawk's regulatory framework

As in New England, regulatory initiatives in New York State have encouraged the separation of electricity generation, transmission and distribution in order to promote competition and reduce prices to customers. A restructuring plan approved by Niagara's Mohawk's regulator, the NYPSC, and introduced in 1998 required that all customers should be allowed to choose their electricity supplier by the end of 1999 and provided for reductions in residential, commercial and industrial rates. Niagara Mohawk was permitted to recover the stranded costs associated with its restructuring, including costs arising from the divestiture of generation assets at less than book value, and with the buy-out of some of its contractual commitments to purchase electricity at over-market prices from independent power producers. Since September 2001, the restructuring plan has permitted Niagara Mohawk to pass through to customers the full commodity cost of power.

The restructuring plan also included a gas rate agreement with the NYPSC which provides for a freeze on gas delivery rates until the end of August 2003, but permits Niagara Mohawk to pass through to customers gas commodity and transportation costs. Niagara Mohawk is able to earn a threshold return on equity of 10 per cent., or up to 12 per cent. if certain customer migration and customer awareness targets are achieved, and is required to share with customers earnings above this threshold.

As part of the regulatory approval process for the Acquisition, a ten-year rate plan was approved by the NYPSC on 28 November 2001. Under the terms of the plan, the existing freeze on gas delivery rates will continue until the end of 2004. Electricity delivery rates will be reduced by $152 million and will then be subject to only limited adjustments for a period of ten years. However, the Group's ability to adjust rates to reflect changes in the forecast commodity prices of oil and gas will continue. The balance of stranded costs recoverable in the future has been reduced by the write-off of $123 million associated with the Nine Mile Point nuclear power plants discussed in section 7.4 below and will be further reduced by approximately $850 million pursuant to their disposal. The Group will be permitted to earn a return on its remaining stranded costs. Under the plan, the Group will be allowed to earn a return on equity of up to 11.75 per cent. or 12.0 per cent. if certain customer education targets are met. Returns above this level up to
14.0 per cent. will be shared equally between customers and the Group. If returns exceed 14.0 per cent. but are below 16.0 per cent., customers will receive 75 per cent. of the excess with the Group receiving the balance. Should returns exceed 16.0 per cent, customers will receive 90 per cent. of the excess with the balance being retained by the Group.

7.4 Disposal of nuclear generating units and energy marketing business

On 7 November 2001, Niagara Mohawk announced that it had sold Nine Mile Point Nuclear Power Station No. 1 and its 41 per cent. interest in Nine Mile Point Nuclear Power Station No. 2 to a subsidiary of Constellation Energy Group, Inc. for a total of $603 million, comprising $271 million paid in cash at closing and $332 million in principal and interest payable over five years. Under the terms of the NYPSC's approval of the sale, Niagara Mohawk's regulatory rate base will be reduced by the full amount of the principal but not by the interest payable.

On completion of the sale, Niagara Mohawk transferred to the buyer its existing decommissioning funds. The buyer has assumed responsibility for all future decommissioning costs and Niagara Mohawk has no further obligation to pay decommissioning costs. Niagara Mohawk will purchase electricity from the buyer of the units at fixed prices for approximately 10 years.

In November 2001, Niagara Mohawk sold Niagara Mohawk Energy Marketing, Inc., its unregulated energy marketing business to Select Energy, Inc. for approximately $38.5 million.

7.5 Expected benefits of the Acquisition

The Acquisition will more than double the size of the Group's operations in the US, consolidate its position in the north-east and offer the potential for integration and efficiency savings. Following completion of the Acquisition approximately 60 per cent. of the Group's total operating profits (before exceptional items and goodwill amortisation) are expected to be derived from the US, where National Grid has the opportunity to achieve higher returns on investment in regulated electricity businesses than in the UK. The Directors believe that the Acquisition will create value for shareholders through improved financial performance, particularly in the core transmission and distribution businesses.

Integration planning for the Acquisition is well advanced and the Directors expect to meet the cost reduction target in the rate plan by the fourth year following Completion and to achieve half the savings by 31 March 2003. The Directors believe that, as a result, the Acquisition will enhance earnings per share before exceptional items and after goodwill amortisation in the first full financial year after Completion and that the Group will achieve its additional objective of earning a nominal pre-tax return of 10.5 per cent. on its expanded US business by 31 March 2005.

8. Current trading and prospects

8.1 Current trading

On 20 November 2001, the Group announced its interim results for the six months ended 30 September 2001.

The Directors believe that the results of the Group's core electricity businesses demonstrate that it continues to perform well and to deliver on the Group's strategy by producing good growth in operating profit and strong cash flows. The Group recently completed a review of its Latin American telecommunications businesses. The performance of these businesses has been affected by the general telecommunications market downturn, the difficult economic conditions in the region and, in the case of Intelig, by the unavailability of long-term vendor financing. As a result, the Group announced that it, together with its partners, had initiated a search for new strategic investors in Intelig, was pursuing a sale of Silica Networks and taking action to reduce costs at Manquehue net. The Group also announced that it had written down in full the carrying value of its Latin American telecommunications investments and provided for all expected associated liabilities. These write-downs and provisions totalled (L)290.4 million.

In line with its stated dividend policy, National Grid announced an interim dividend for the year ended 31 March 2002 of 6.46 pence per National Grid Share, representing a 5 per cent. real increase over the previous year.

The Group continues to perform well and there has been no significant change in its financial or trading position since 30 September 2001.

8.2 Prospects

8.2.1 Electricity - UK

Although the Directors expect UK transmission to continue to make a significant contribution to total operating profit, the scope for growth is limited. The revenue restriction introduced on 1 April 2001 gives UK transmission a stable framework for five years but involves challenging targets for efficiency improvements and reductions in controlled costs of the transmission operator activity. The Directors are confident that the Group can reduce these controllable costs by 20 per cent. over the five years to March 2006, exceeding regulatory targets, through measures including organisational streamlining, the rationalisation of property holdings and the use of new technology.

8.2.2 Electricity - US

The Group has been able to secure a substantial degree of regulatory certainty in the US, where it has the opportunity to earn higher rates of return on investment in regulated electricity businesses than in the UK. The Directors consider that the financial contribution of the US business will be an important factor in the Group's ability to grow earnings in order to meet its progressive dividend policy. The Group's expansion in the US is likely to be achieved through acquisitions and in the longer term by capitalising on transmission opportunities arising from electricity market reform.

The Group's target is to achieve a return on investment from its enlarged US business of 10.5 per cent. by 2005. This will be achieved through reductions in controllable costs and modest volume growth.

8.2.3 Telecommunications

The skills in network design, construction and maintenance derived from the core electricity business form the basis of the Group's telecommunications investments to date. The Directors believe that the telecommunications sector continues to offer opportunities to create shareholder value. However, going forward, the Directors intend to concentrate on opportunities which leverage the Group's existing assets and infrastructure skills.

8.3 Dividend policy

It is National Grid's practice to pay dividends twice a year. The interim dividend is paid to qualifying shareholders in January of each year. Subject to shareholder approval, the final dividend is paid to qualifying shareholders in August each year.

On 21 November 2000, the Directors announced their aim to increase dividends per share (as expressed in pounds Sterling) by 5 per cent. in real terms in each of the next five years, based on their confidence in the Group's future strength and because the prospects for growth and greater diversity of earnings had increased. Following the Scheme becoming effective, New National Grid intends to adopt the Group's stated dividend policy.

                                    PART II

                             SCHEME OF ARRANGEMENT


1. Introduction

On 5 September 2000, National Grid announced that it had signed a merger agreement under which National Grid would acquire Niagara Mohawk through the introduction of a new holding company for the Group, New National Grid, by means of a scheme of arrangement under section 425 of the Act. The Acquisition was approved by Niagara Mohawk Shareholders on 19 January 2001 and by National Grid Shareholders on 29 January 2001.

Implementation of the Scheme requires the approval of National Grid Shareholders at the Court Meeting and a special resolution to be passed at the Scheme EGM. Once National Grid Shareholders have approved the Scheme at the Court Meeting and the Scheme EGM, the Scheme must be sanctioned by the Court. The effect of the Court's sanction of the Scheme is that, when the Court Order is delivered to the Registrar of Companies and registered by him, all National Grid Shareholders are bound by the terms of the Scheme. The Special Shareholder has already consented to the Scheme and New National Grid has given its consent to the Scheme and a written undertaking to be bound by the terms of the Scheme.

It is expected that the Scheme Effective Date will be in early 2002. Immediately upon the Scheme becoming effective, New National Grid will change its name to National Grid Group plc and National Grid Group plc will be renamed National Grid Holdings One plc. It is expected that trading in the New National Grid Shares and the New National Grid ADSs arising from the Scheme will commence on the Scheme Effective Date.

Further explanation of the Court Meeting and the Scheme EGM is given in the Scheme Circular.

2. Reasons for the Scheme

The terms of the Acquisition allow Niagara Mohawk Shareholders to elect to receive cash, New National Grid ADSs, or a mixture of both, in exchange for their Niagara Mohawk Shares. Under US tax legislation, Niagara Mohawk shareholders would normally be liable to US tax in respect of the cash they receive. In addition, depending on their circumstances, they may be liable to US tax in respect of ADSs received because the cash portion of the purchase price will exceed, in aggregate, 20 per cent. of the total purchase price.

At the time the Acquisition was announced, National Grid agreed to pay approximately one-third in aggregate of the purchase price in cash and reserved the right to increase the aggregate cash portion of the purchase price if cash elections were received in excess of this amount. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections. Any increase in the aggregate cash portion of the purchase price will not affect the total purchase price paid to Niagara Mohawk Shareholders.

The Scheme allows National Grid the flexibility to set the aggregate cash portion of the purchase price at any level above 20 per cent. of the total purchase price as, under US tax legislation, the introduction of New National Grid as the new holding company of National Grid shortly before completion of the Acquisition should ensure that Niagara Mohawk Shareholders receive New National Grid ADSs in exchange for their Niagara Mohawk Shares on a tax-free basis.

3. Summary of the Scheme

Under the Scheme, all the Scheme Shares and the National Grid Special Share will be cancelled on the Scheme Effective Date. Following this cancellation, the issued share capital of National Grid will be restored to its former nominal amount by applying the reserve arising in the books of National Grid, as a result of the cancellation of the Scheme Shares and the National Grid Special Share to pay up the Capitalisation Shares and the New B Share in full. These shares will be issued to New National Grid (and/or its nominees) and will be created by the passing of Resolution 1 to be proposed at the Scheme EGM. The New B Share will rank pari passu in all respects with the Capitalisation Shares.

In consideration of the cancellation of the Scheme Shares, Scheme Shareholders will receive:


    For each Scheme Share cancelled      One New National Grid Share

In consideration of the cancellation of the National Grid Special Share, the Special Shareholder will have issued to her the New National Grid Special Share. No fractions of New National Grid Shares will arise under the Scheme.

While the National Grid Shares underlying the National Grid ADSs will be cancelled and replaced by New National Grid Shares under the Scheme, existing National Grid ADSs will automatically represent New National Grid ADSs. Accordingly, from the Scheme Effective Date, holders of Scheme ADSs will instead hold:

    For each Scheme ADS                    One New National Grid ADS
    (representing the right                (representing the right
    to receive five                        to receive five
    National Grid Shares)                  New National Grid Shares)

Immediately after the Scheme Effective Date, National Grid Shareholders will hold the same number of New National Grid Shares and holders of National Grid ADSs will hold the same number of New National Grid ADSs as they held immediately prior to the Scheme Effective Date, in each case with the same economic rights.

The other rights attaching to the New National Grid Shares are substantially the same as those attaching to the existing National Grid Shares save for minor modifications which have been made to the National Grid Articles to reflect current practice. Similarly, the other rights attaching to the New National Grid ADSs are the same as those attaching to the existing National Grid ADSs save that the holders of New National Grid ADSs will be given similar voting rights to those of New National Grid Shareholders. The rights attaching to the New National Grid Special Share are substantially the same as those attaching to the existing National Grid Special Share save for amendments to reflect recent changes in the structure of the electricity supply industry in England and Wales. A summary of the principal differences between the New National Grid Articles and the National Grid Articles is set out in section 6 of Part VII of this document.

4. Reduction of the share capital of New National Grid

In order to obtain the desired tax treatment for National Grid Shareholders, the issued share capital of New National Grid immediately after the Scheme Effective Date must be the same as the issued share capital of National Grid immediately prior to the Scheme Effective Date. Accordingly, it is proposed that the shareholders of New National Grid (currently National Grid Nominees Limited and Fiona Smith, Group General Counsel and Company Secretary of National Grid) pass a special resolution approving the reduction of the entire issued share capital of New National Grid to nil. This reduction will also require confirmation by the Court. This confirmation will be sought at the same time as the Court is requested to sanction the Scheme. The reduction is intended to become effective immediately prior to the Scheme becoming effective.

5. Implementation of the Scheme

5.1 The Scheme will not become effective and binding unless:

        (a) the Scheme is approved by National Grid Shareholders at the Court Meeting;

        (b) Resolution 1 to be proposed at the Scheme EGM of this document is passed by National Grid Shareholders;

        (c)    the Special Shareholder consents to the Scheme at the Court
               Hearing;

        (d) the Court confirms the reduction of the issued share capital of New National Grid to nil;

        (e) the Scheme is sanctioned (with or without modification) and the cancellation of the Scheme Shares and the National Grid Special Share as part of the Scheme is confirmed by the Court at the Court Hearing;

        (f) an office copy of the order of the Court confirming the reduction of New National Grid's share capital to nil is delivered to the Registrar of Companies and is registered by him;

        (g) an office copy of the Court Order sanctioning the Scheme and confirming the reduction of National Grid's share capital to nil is delivered to the Registrar of Companies and is registered by him;

        (h) the UK Listing Authority agrees to admit the New National Grid Shares issued pursuant to the Scheme to the Official List (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date;

        (i) the London Stock Exchange agrees to admit the New National Grid Shares issued pursuant to the Scheme to trading on its market for listed securities (subject only to allotment) and its agreement is not withdrawn prior to the Scheme Effective Date; and

        (j) the NYSE indicates that it intends to authorise the listing of the New National Grid ADSs arising from the Scheme (upon official notice of issuance).

5.2 In addition, the Directors will not take the steps necessary to enable the Scheme to become effective unless, at the relevant time, they consider that the Scheme continues to be in the best interests of National Grid Shareholders as a whole and that the following conditions have been satisfied or waived:

        (a) the Scheme is approved in writing by any regulatory body whose consent is required, or is considered by National Grid to be necessary;

        (b) no regulatory body seeks, as a result of the transactions to be effected by the Scheme, any revocation of or modification to any licence, appointment or other authorisation held by any member of the National Grid Group, except on satisfactory terms; and

        (c) no regulatory body seeks, as a result of the transactions to be effected by the Scheme, undertakings or assurances from any member of the National Grid Group, except on satisfactory terms.

In this section 5, "on satisfactory terms" means on terms which are satisfactory to National Grid and New National Grid and which would not, or would not reasonably be expected to, have, individually or in aggregate, a material adverse effect on the National Grid Group taken as a whole.

New National Grid has given its written consent to the Scheme and a written undertaking to be bound by the terms of the Scheme. The Court Hearing is expected to be held in early 2002. National Grid Shareholders will have the opportunity to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by Counsel.

If the Scheme is sanctioned by the Court and the conditions to the Scheme are satisfied or waived, it is expected that the Scheme will become effective, and dealings in the New National Grid Shares to be issued pursuant to the Scheme and in New National Grid ADSs arising from the Scheme will commence, in early 2002. If the Scheme has not become effective by 31 August 2002 (or such later date as the Court may allow), it will lapse, in which event the position of National Grid Shareholders, holders of National Grid ADSs and the Special Shareholder will remain unchanged.

The Scheme contains a provision for National Grid and New National Grid jointly to consent on behalf of all persons concerned to any modification of or addition to the Scheme, or to any condition which the Court may think fit to approve or impose. National Grid has been advised that the Court would be unlikely to approve or impose any such amendment to the Scheme which might be material to the interests of Scheme Shareholders and/or the Special Shareholder unless National Grid Shareholders and/or the Special Shareholder (as appropriate) were informed of any such amendment. It will be a matter for the Court to decide, in its discretion, whether or not a further meeting of National Grid Shareholders should be held or the further consent of the Special Shareholder should be sought. If the Court does approve or impose any amendment to the Scheme which, in the opinion of the Directors, is such as to require the consent of the National Grid Shareholders and/or the Special Shareholder (as appropriate), the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

6. Effect of the Scheme

The effect of the Scheme will be that Scheme Shareholders and holders of Scheme ADSs will have their respective interests in National Grid replaced by an equivalent proportionate interest in New National Grid (of which National Grid will be a wholly-owned subsidiary). Subject to the dilutive effect of the New National Grid ADSs subsequently issued to Niagara Mohawk Shareholders in connection with the Acquisition, any subsequent exercise of options granted under the National Grid Share Schemes (see section 12 below) and the exchange of any Exchangeable Bonds, their proportionate interests in the profits, net assets and dividends of the National Grid Group will not be affected.

7. Changes to the National Grid Articles

Subject to the passing of Resolution 1 at the Scheme EGM, the National Grid Articles will be amended to ensure that any holders of National Grid Shares issued after the passing of Resolution 1 to be proposed at the Scheme

EGM, and prior to the confirmation by the Court of the reduction of capital of National Grid provided for under the Scheme, are issued subject to the terms of the Scheme. In addition, the amendment to the National Grid Articles provides that any National Grid Shares issued after the Scheme Effective Date, for example, upon exercise of options under the National Grid Share Schemes, will be transferred to New National Grid in consideration of the issue or transfer to such holder by New National Grid of New National Grid Shares on a one for one basis.

8. Directors

All of the Directors of National Grid have been appointed directors of New National Grid. The service agreement or letter of appointment (as appropriate) of each of the Directors will be novated from National Grid to New National Grid, with effect from the Scheme Effective Date. The effect of the Scheme on the interests of the Directors (details of which are set out in section 8 of Part VII of this document) is the same as its effect on the interests of other Scheme Shareholders.

9. Taxation

Clearances have been obtained from the Inland Revenue for the Scheme under section 138 of the Taxation of Chargeable Gains Act 1992 and section 707 of the Income and Corporation Taxes Act 1988. Accordingly, UK resident National Grid Shareholders who hold their National Grid Shares beneficially and as an investment should not be treated as making a disposal of their National Grid Shares, or as receiving taxable income, under the Scheme. Further details of the tax position of UK resident shareholders is set out in section 16 of Part VII of this document. Further details of the tax position of US resident shareholders and holders of National Grid ADSs are set out in section 17 of
Part VII of this document.

10. Listing, dealings, share certificates, ADS certificates and settlement

Applications have been made to the UK Listing Authority for the New National Grid Shares to be admitted to the Official List and to the London Stock Exchange for the New National Grid Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in National Grid Shares will be the Scheme Record Date, which is expected to be in early 2002. The last time for registration of transfers of National Grid Shares will be 5.30 p.m. on the Scheme Record Date. It is expected that Admission will become effective and that dealings in the New National Grid Shares to be issued pursuant to the Scheme will commence at 8.00 a.m. on the Scheme Effective Date, the business day after the Scheme Record Date. Following receipt of the SEC approval of the Acquisition, the expected timetable will be finalised and National Grid Shareholders will be notified by announcement to the Regulatory News Service of the London Stock Exchange.

Application has been made to list the New National Grid ADSs arising from the Scheme on the NYSE under the symbol "NGG", the symbol currently used for National Grid ADSs. The last time for registration of transfers of National Grid ADSs is expected to be 4.00 p.m. (New York time) on the Scheme Record Date. It is expected that dealings will commence on the NYSE in the New National Grid ADSs arising from the Scheme at 9.30 a.m. (New York time) on the Scheme Effective Date.

On the Scheme Effective Date, share certificates for the Scheme Shares and the National Grid Special Share will cease to be valid. For Scheme Shareholders who hold their National Grid Shares in a CREST account, New National Grid Shares are expected to be credited to the relevant CREST accounts at 8.00 a.m. on the Scheme Effective Date. For those holding shares in certificated form, definitive certificates for the New National Grid Shares are expected to be despatched within ten business days after the Scheme Effective Date. Pending despatch of share certificates, transfers of New National Grid Shares will be certified by Lloyds TSB Registrars against the share register.

Existing National Grid ADSs will automatically represent New National Grid ADSs, and existing National Grid ADRs will automatically represent New National Grid ADRs, in each case on the Scheme Effective Date.

All mandates in force at 5.30 p.m. on the Scheme Record Date relating to payment of dividends on National Grid Shares and all instructions given relating to notices and other communications will, unless and until varied or revoked, be deemed from the Scheme Effective Date to be valid and effective mandates or instructions to New National Grid in relation to the corresponding holdings of New National Grid Shares.

11. Memorandum and Articles of Association of New National Grid

The Memorandum and Articles of Association of New National Grid are substantially the same as the existing Memorandum and Articles of Association of National Grid. Accordingly, the rights attaching to New National

Grid Shares will, after the Scheme becomes effective, be substantially the same as the rights attaching to National Grid Shares.

It is proposed that those who hold an interest in New National Grid through New National Grid ADSs and who are registered in the books of the Depositary should have rights to attend, speak and vote at general meetings. Accordingly, the New National Grid Articles will enable the Depositary to appoint holders of New National Grid ADSs as proxies, and these proxies will have the right to attend, speak and vote at general meetings. Such proxies will be able, in turn, to appoint proxies to attend, speak and vote at a general meeting instead of them. To ensure that holders of New National Grid ADSs will be able to vote on special and extraordinary resolutions, the New National Grid Articles will require such resolutions to be decided on a poll. All ordinary resolutions will continue to be decided on a show of hands or, if a poll is demanded in accordance with the New National Grid Articles, on a poll.

The New National Grid Articles also give effect to the Electronic
Communications Order which allows for communication between companies and their shareholders by electronic means.

A summary of the principal differences between the New National Grid Articles and the existing National Grid Articles is set out in section 6 of Part VII of this document.


12. Employee share schemes

The sanction of the Scheme by the Court will have an effect on most awards made under the existing National Grid Share Schemes. In most cases, the employees holding such awards will have the choice of buying the National Grid Shares subject to their option during a prescribed period of time following the sanction of the Scheme by the Court, or exchanging their option for an equivalent option over New National Grid Shares. This is explained in further detail in section 10 of Part VII of this document.

As part of the implementation of the Scheme, National Grid Shareholders will be asked to approve an amendment to the National Grid Articles at the Scheme EGM which will ensure that employees who choose to exercise their options to acquire National Grid Shares after the Scheme Effective Date will receive the same number of New National Grid Shares.

Except as explained in section 10 of Part VII of this document, no further awards will be made under the existing National Grid Share Schemes after the Scheme Effective Date.

To provide incentives to executives and employees, and to align their interests with those of the shareholders, it is proposed that New National Grid adopts the New National Grid Share Plans that will operate over New National Grid Shares. The approval of National Grid Shareholders to the New National Grid Share Plans is being sought at the Scheme EGM to comply with best practice.

The proposed New National Grid Share Plans, the key features of which are summarised in section 11 of Part VII of this document, broadly replicate the existing National Grid Share Schemes. The Remuneration Committee has reviewed total remuneration arrangements and developments in both market practice and best practice (for example, the revision of the Association of British Insurers' guidelines), which are reflected in the New National Grid Share Plans. The most significant changes are:

(a) under the proposed Executive Share Option Plan 2002, in response to market practice, particularly in the US, the limit on the maximum size of an award which may be granted to an individual in any twelve-month period has been increased from 1.5 times salary to three times salary (or more if the Remuneration Committee concludes that it is necessary to make larger grants, for example, in the case of new executives and employees). However, in determining the size of any grants, the Remuneration Committee will continue to have regard to grant levels in comparable companies and to evolving best practice. It has no current intention to exceed the 1.5 times salary limit contained in the existing Executive Share Option Plan 2000 in respect of grants for UK-based executives;

(b) the proposed Executive Share Option Plan 2002 includes flexibility to grant options subject to pre-grant performance conditions rather than pre-exercise conditions, as recently endorsed by the Association of British Insurers. While the Remuneration Committee has no current intention of utilising this flexibility, it will monitor evolving best practice in this regard in deciding whether it becomes appropriate to do so and will liaise with the Association of British Insurers before utilising such flexibility; and

(c) while the main features of the proposed Share Matching Plan 2002 remain the same as the existing Share Matching Scheme (1996), the detailed drafting of the plan has been revised to permit the more efficient operation of the plan and also to permit the Incentive Compensation Plan, which is currently operated as a separate plan for US executives, to be integrated into the Share Matching Plan 2002.

13. Overseas shareholders

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the UK ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements. It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If New National Grid is advised that the issue of New National Grid Shares in respect of any overseas shareholder would infringe the laws of any jurisdiction outside the UK, or would require New National Grid to observe any governmental or other consent or any registration, filing or other formality, the Scheme provides that New National Grid may determine that the New National Grid Shares to which such overseas shareholder would otherwise be entitled shall be issued to a nominee appointed by New National Grid and then sold, with the net proceeds of sale being remitted to the overseas shareholder.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme. For additional information relating to the UK tax consequences of the Scheme, see section 9 above. For summaries of the UK and US taxation consequences of a holding of New National Grid Shares or New National Grid ADSs, see sections 16 and 17, respectively, of Part VII of this document.

14. Meetings

The Court Meeting has been convened for 11.00 a.m. on 7 January 2002, pursuant to an order of the Court, at which meeting, or at any adjournment thereof, National Grid Shareholders will consider and, if thought fit, approve the Scheme. Notice of the Court Meeting is contained in Part V of the Scheme Circular.

The Scheme EGM has been convened for 7 January 2002 (the same date as the Court Meeting) at 11.15 a.m. (or, if later, immediately following the conclusion or adjournment of the Court Meeting), at which meeting, or at any adjournment thereof, National Grid Shareholders will consider and, if thought fit, pass the resolutions set out in the notice of Scheme EGM contained in
Part V of the Scheme Circular.

15. Authorities relating to New National Grid

By resolutions of New National Grid passed on 7 December 2001, the authorised share capital of New National Grid was increased by (L)1 by the creation of the New National Grid Special Share and, conditional on the Scheme becoming effective, the Directors of New National Grid were authorised to issue and allot the New National Grid Special Share and New National Grid Shares, and to make purchases of New National Grid's own ordinary shares.

Following completion of the Scheme and the Acquisition, the Directors of New National Grid will have authority to issue and allot up to approximately one-third of the nominal amount of the then issued share capital. The Directors of New National Grid have no present intention of issuing shares except pursuant to the Scheme, the Acquisition, on the exercise of options under the National Grid Share Schemes and the New National Grid Share Plans and in connection with the Exchangeable Bonds.

For additional information on the authorities relating to New National Grid's share capital which have been granted see section 3 of Part VII of this document.

The resolutions passed on 7 December 2001 also approved the adoption of the New National Grid Articles and authorised each of New National Grid and National Grid Company to make donations and incur expenditure which would otherwise be prohibited by the Political Parties, Elections and Referendum Act 2000, which came into force earlier this year. National Grid does not currently make donations to political parties, nor is it intended that New National Grid will do so without the specific approval of its shareholders.

                                    PART III

                   FINANCIAL INFORMATION ON NEW NATIONAL GRID


1.  Financial information for the period from 11 July 2000 to 31 March 2001

The financial information set out in this section has been extracted without material adjustment from the audited accounts of New National Grid for the period from 11 July 2000 to 31 March 2001 which were approved by the board of directors of New National Grid on 31 May 2001. New National Grid had no profits or losses for this period, and accordingly, no profit and loss account is presented. Except for entering into the Financing Documents, the Exchangeable Bonds Trust Deed, the Undertaking, the service contract with William E. Davis described in Section 7.7.7 of Part VII and the Sponsor's Agreement, New National Grid has not traded since 31 March 2001 and accordingly no interim financial statements to 30 September 2001 have been prepared.

Balance sheet at 31 March 2001


-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                  At 31 March
                                                                                                      Notes              2001
                                                                                                                          (L)
-----------------------------------------------------------------------------------------------------------------------------
Fixed assets
Investment                                                                                                4                 7
                                                                                                                -------------
Current assets
Cash at bank                                                                                                           12,500
                                                                                                                -------------
                                                                                                                       12,500
Creditors: amounts falling due within one year
Amount owed to Group undertaking                                                                                           (7)
                                                                                                                -------------
Net current assets                                                                                                     12,493
                                                                                                                -------------
Net assets employed                                                                                                    12,500
                                                                                                                =============
Capital & reserves
Called up share capital                                                                                   5            12,500
                                                                                                                -------------
Equity shareholders' funds                                                                                6            12,500
                                                                                                                =============
-----------------------------------------------------------------------------------------------------------------------------

Notes to the financial information

1.  Accounting policies

(a) Basis of accounting

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting and financial reporting standards.

(b) Basis of preparation

The financial information presents information about New National Grid not its group. In accordance with section 228 of the Act, New National Grid is exempt from preparing consolidated financial statements as it is a subsidiary of National Grid Holdings Limited and is included within the consolidated accounts of that company.

As permitted by Financial Reporting Standard 1 (Revised 1996), no cash flow statement has been presented as the cash flows of New National Grid have been included in the consolidated cash flow statement of National Grid.

(c) Investments

Investments held as fixed assets are stated at cost.

2. Directors' emoluments

The emoluments of the directors are paid by a Group undertaking and are deemed by them to be wholly attributable to their services to that undertaking. Accordingly, no details in respect of their emoluments have been included in this financial information.

3. Audit fees

Audit fees are borne by the ultimate parent undertaking.

4. Investment

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Shares in
                                                                                                                        Group
                                                                                                                 undertakings
                                                                                                                          (L)
-----------------------------------------------------------------------------------------------------------------------------
Cost and net book value
Additions during the period and at 31 March 2001                                                                            7
-----------------------------------------------------------------------------------------------------------------------------


The fixed asset investment relates to an investment in the ordinary share capital of Grid Delaware Inc., a wholly owned subsidiary company incorporated in the US. The principal activity of Grid Delaware Inc. is as an investment company.

5.  Share capital

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   31 March 2001
                                                                                       --------------------------------------
Ordinary shares of 10p each                                                                       Number                  (L)
-----------------------------------------------------------------------------------------------------------------------------
Authorised                                                                                 2,500,000,000          250,000,000
                                                                                       =================    =================
Allotted and issued                                                                              500,000               50,000
                                                                                       =================    =================
Partly called up and paid                                                                        500,000               12,500
                                                                                       =================    =================
-----------------------------------------------------------------------------------------------------------------------------


New National Grid was incorporated on 11 July 2000 with authorised share capital of 100 ordinary shares of (L)1 each and issued share capital of one
(L)1 ordinary share.

On 28 November 2000, the authorised ordinary shares of (L)1 each were sub-divided into ordinary shares of 10 pence each in a 10:1 share split. On this date, New National Grid also increased its authorised share capital to 2,500,000,000 ordinary shares of 10 pence each by the creation of 2,499,999,000 ordinary shares of 10 pence each.

On this date, New National Grid also issued a further 499,990 ordinary shares of 10 pence each.

One quarter of the nominal value of each share has been paid.

6.  Reconciliation of movement in equity shareholders' funds

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                          (L)
-----------------------------------------------------------------------------------------------------------------------------
Issue of ordinary shares                                                                                               12,500
                                                                                                            -----------------
Closing equity shareholders' funds                                                                                     12,500
                                                                                                            =================
-----------------------------------------------------------------------------------------------------------------------------

7. Related party transactions and ultimate parent company

New National Grid is exempt from disclosing transactions with those companies within the National Grid Group of companies where all of the voting rights are held within the group. There were no transactions with companies where not all of the voting rights are held within the National Grid Group.

The ultimate parent and controlling company is National Grid and the intermediate parent company for which consolidated financial statements are prepared is National Grid Holdings Limited. Both companies are incorporated in Great Britain.

                                    PART IV

                  FINANCIAL INFORMATION ON NATIONAL GRID GROUP


1.  Financial information for the three years to 31 March 2001

The financial information set out in this section has been extracted without material adjustment from the 2001, 2000 and 1999 Annual Reports of National Grid. The financial statements for the year ended 31 March 2001, were approved by the Board on 31 May 2001. No adjustments have been made to restate balances for the adoption of UK Financial Reporting Standard ("FRS") 19, "Deferred Tax", or to reflect a revised presentation of the minority interests' share of the results of associated undertakings, which National Grid reported in its interim financial statements for the six months ended 30 September 2001 (see section 2 below). In addition, no adjustments have been made to restate balances under US GAAP for the adoption of Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS 142, "Accounting for Goodwill and Other Intangible Assets", with effect from 1 April 2001 (see section 2 below).

Accounting policies


(a) Basis of preparation of accounts


The accounts are prepared under the historical cost convention and in accordance with applicable UK accounting and financial reporting standards.

The accounts have been prepared in accordance with UK GAAP, which differ in certain respects to US GAAP. A summary of the main differences between UK and US GAAP is set out in note 29.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

(b) Basis of consolidation

The Group accounts include the accounts of National Grid and all its subsidiary undertakings ("Group undertakings"), together with the Group's share of the results and net assets of its associate and joint ventures ("associated undertakings"). An associated undertaking is an entity in which the Group has a participating interest and over which it exercises a significant influence.

The accounts of Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of one Group undertaking and certain joint ventures have been based on their accounts to 31 December.

The results of newly acquired Group and associated undertakings are included in the Group accounts from the date the Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of Group businesses disposed of are included up to the date that control is relinquished.

(c) Goodwill

Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised through the profit and loss account over its estimated useful economic life - up to 20 years.

(d) Foreign currencies

The results of the Group's overseas operations are translated into sterling at average rates of exchange. Assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date or, if hedged forward, at the rates of exchange under the related currency contract.

Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings taken to hedge overseas assets are taken directly to reserves. All other exchange differences are taken to the profit and loss account.

(e) Tangible fixed assets and depreciation

Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation and after the deduction of related capital contributions. Cost includes payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated, principally on a straight line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Years
-----------------------------------------------------------------------------------------------------------------------------
Plant and machinery
 Transmission plant                                                                                                  15 to 60
 Distribution plant                                                                                                  15 to 60
 Interconnector plant                                                                                                15 to 25
Freehold and leasehold properties                                                                                    up to 65
Motor vehicles and office equipment                                                                                    3 to 5
-----------------------------------------------------------------------------------------------------------------------------


(f) Deferred taxation

Deferred taxation, on accelerated capital allowances and other timing differences, is calculated on the liability method and is provided to the extent that a tax liability is expected to become payable in the foreseeable future.

(g) Stocks

Stocks, which primarily comprise consumable stores, are stated at the lower of cost and net realisable value.

(h) Regulatory assets

Regulatory assets established in accordance with US Statement of Financial Accounting Standards 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71) are recorded as debtors, if they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to a third party (note
14).

(i) Decommissioning

Decommissioning liabilities, based on discounted future estimated expenditures expected to be incurred, are provided for in full and a corresponding tangible fixed asset or regulatory asset is also recognised.

(j) Turnover

Turnover primarily represents the amounts derived from the transmission, distribution and generation of electricity and the provision of related services, including the recovery of stranded costs (note 1). It excludes inter-business and inter-company transactions, and is stated net of value added tax and similar sales-based taxes.

(k) Pensions and other post-retirement benefits

The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular pension cost are allocated over the estimated average remaining service lives of current employees.

(l) Research and development

Research and development expenditure is charged to the profit and loss account in the period in which it is incurred.

(m) Leases

Finance lease income is allocated to accounting periods so as to give a constant rate of return on the net investment in the lease. The net investment in a finance lease is included in debtors and represents the total rentals receivable, net of finance charges, relating to future periods.

Operating lease payments are charged to the profit and loss account on a straight line basis over the term of the lease.

(n) Financial instruments

Derivative financial instruments ("derivatives") are used by the Group mainly for the management of its interest rate and foreign currency exposures. Derivatives include interest rate swaps, currency swaps, options and forward rate agreements. All transactions are undertaken or maintained to provide a commercial hedge of the interest and currency risk associated with the Group's underlying business activities and the financing of those activities.

Amounts payable or receivable in respect of interest rate swaps or interest rate swap options are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional. Gains or losses arising on hedging instruments which do not qualify as hedges for accounting purposes are taken to the profit and loss account as they arise.

National Grid Group plc

Group profit and loss account

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Year ended 31 March
                                                                                             --------------------------------------
                                                                                                   2001          2000          1999
                                                                                    Notes          (L)m          (L)m          (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Turnover, including share of joint ventures                                                     4,004.1       1,677.5       1,568.3
Less: share of joint ventures' turnover (continuing operations)                                  (204.4)        (62.8)        (54.1)
                                                                                             ----------    ----------    ----------
Group turnover - continuing operations                                               1(a)       3,799.7       1,614.7       1,514.2
Operating costs                                                                         2      (3,084.1)     (1,042.6)       (937.5)
                                                                                             ----------    ----------    ----------
Operating profit of Group undertakings                                               1(b)         715.6         572.1         576.7
Share of joint ventures' and associate's operating (loss)/profit                     1(b)        (103.5)        (33.5)          0.7
                                                                                             ----------    ----------    ----------

Operating profit
- Before exceptional integration costs and goodwill amortisation                     1(b)         731.9         546.5         579.9
- Exceptional integration costs                                                      3(a)         (45.3)           --            --
- Goodwill amortisation                                                                           (74.5)         (7.9)         (2.5)
Total operating profit - continuing operations                                       1(b)         612.1         538.6         577.4
Exceptional profit relating to partial disposal of Energis                           3(b)         242.9       1,027.3         891.8
Profit on disposal of businesses                                                     3(c)          20.1            --            --
Net interest                                                                            7        (250.6)        (64.9)       (118.5)
Exceptional cost of closing out interest rate swaps                                  3(d)            --            --         (52.6)
                                                                                             ----------    ----------    ----------

Profit on ordinary activities before taxation - continuing operations                             624.5       1,501.0       1,298.1
Taxation
- Excluding exceptional items                                                           8         (85.8)       (123.1)       (120.3)
- Exceptional items                                                                     8         235.4        (229.5)       (162.8)
                                                                                        8         149.6        (352.6)       (283.1)
                                                                                             ----------    ----------    ----------
Profit on ordinary activities after taxation                                                      774.1       1,148.4       1,015.0
Minority interests
Equity                                                                                             (3.3)           --            --
Non-equity                                                                                         (1.8)           --            --
                                                                                                   (5.1)           --            --
                                                                                             ----------    ----------    ----------
Profit for the year                                                                               769.0       1,148.4       1,015.0
Dividends                                                                               9        (223.0)       (205.5)       (192.0)
                                                                                             ----------    ----------    ----------
Retained profit                                                                        22         546.0         942.9         823.0
                                                                                             ==========    ==========    ==========

Earnings per ordinary share
- Basic, including exceptional items and goodwill amortisation                         10          52.1p         78.0p         69.2p
- Basic, excluding exceptional items and goodwill amortisation                         10          26.5p         24.3p         23.3p
- Diluted, including exceptional items and goodwill amortisation                       10          49.5p         73.4p         65.2p
- Diluted, excluding exceptional items and goodwill amortisation                       10          25.8p         23.8p         22.7p
Dividends per ordinary share                                                            9         15.08p        13.94p        13.07p
                                                                                             ----------    ----------    ----------
-----------------------------------------------------------------------------------------------------------------------------------


Group statement of total recognised gains and losses

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Year ended 31 March
                                                                                             --------------------------------------
                                                                                                   2001          2000          1999
                                                                                                   (L)m          (L)m          (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the year                                                                               769.0       1,148.4       1,015.0
Exchange adjustments                                                                              (12.0)          3.1          (0.8)
Tax on exchange adjustments                                                                        31.9            --            --
                                                                                             ----------    ----------    ----------
Total recognised gains and losses relating to the year                                            788.9       1,151.5       1,014.2
                                                                                             ==========    ==========    ==========
-----------------------------------------------------------------------------------------------------------------------------------

National Grid Group plc

Group balance sheet

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     At 31 March
                                                                                   ------------------------------------------------
                                                                                            2001              2000             1999
                                                                          Notes             (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets - goodwill                                                 11          1,186.2             844.7             15.1
Tangible assets                                                              12          5,617.3           4,938.3          3,099.4
Investments in joint ventures
- Share of gross assets                                                                  1,133.6             828.6            310.7
- Share of gross liabilities                                                              (798.2)           (622.7)          (239.6)
                                                                                 ---------------   ---------------  ---------------
- Share of net assets                                                                      335.4             205.9             71.1
- Loans to joint ventures                                                                   64.9                --               --
Investment in associate                                                                    414.9             205.8            151.0
Other investments                                                                          145.1             107.3             11.0
Total investments                                                            13            960.3             519.0            233.1
                                                                                   -------------     -------------    -------------
                                                                                         7,763.8           6,302.0          3,347.6
                                                                                   -------------     -------------    -------------
Current assets
Stocks                                                                                      34.1              29.3             12.7
Debtors (amounts falling due within one year)                                14            880.4             490.1            140.2
Debtors (amounts falling due after one year)                                 14          1,016.5             798.3             52.3
Assets held for exchange                                                     15             16.6              16.6             16.6
Business held for resale                                                                      --             118.9               --
Cash and deposits                                                                          271.2           1,011.6          1,524.5
                                                                                   -------------     -------------    -------------
                                                                                         2,218.8           2,464.8          1,746.3
Creditors (amounts falling due within one year)
Borrowings                                                                              (1,008.7)           (669.0)          (590.6)
Other creditors                                                                         (1,205.0)         (1,192.1)          (824.3)
                                                                             16         (2,213.7)         (1,861.1)        (1,414.9)
                                                                                   -------------     -------------    -------------
Net current assets                                                                           5.1             603.7            331.4
                                                                                   -------------     -------------    -------------
Total assets less current liabilities                                                    7,768.9           6,905.7          3,679.0
Creditors (amounts falling due after more than one year)
Convertible bonds                                                                         (480.3)           (469.0)          (458.9)
Other borrowings                                                                        (2,700.4)         (2,537.2)        (1,178.4)
Other creditors                                                                           (574.8)           (494.0)           (43.6)
                                                                             17         (3,755.5)         (3,500.2)        (1,680.9)
Provisions for liabilities and charges                                       20           (495.8)           (461.4)           (45.6)
                                                                                   -------------     -------------    -------------
Net assets employed                                                                      3,517.6           2,944.1          1,952.5
                                                                                   =============     =============    =============
Capital and reserves
Called up share capital                                                      21            174.7             174.7            173.9
Share premium account                                                        22            276.9             274.7            246.5
Profit and loss account                                                      22          3,024.2           2,459.6          1,532.1
                                                                                   -------------     -------------    -------------
Equity shareholders' funds                                                               3,475.8           2,909.0          1,952.5
Minority interests
Equity                                                                                      21.8              22.9               --
Non-equity                                                                   23             20.0              12.2               --
                                                                                            41.8              35.1               --
                                                                                   -------------     -------------    -------------
                                                                                         3,517.6           2,944.1          1,952.5
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------

National Grid Group plc

Group cash flow statement

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Year ended 31 March
                                                                                   ------------------------------------------------
                                                                                            2001              2000             1999
                                                                          Notes             (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                 25(a)            810.6             682.0            605.9

Dividends from joint ventures                                                               20.3               4.5              3.1

Returns on investments and servicing of finance
Interest received                                                                           94.8              92.0             18.2
Interest paid                                                                             (398.2)           (156.7)          (137.9)
Dividends paid to minority interests                                                        (3.5)               --               --

Net cash outflow for returns on investments and servicing of
  finance                                                                                 (306.9)            (64.7)          (119.7)

Taxation
Corporate tax paid                                                                        (137.2)           (274.3)          (154.9)

Capital expenditure
Payments to acquire tangible fixed assets                                                 (471.6)           (292.2)          (329.7)
Receipts of capital contributions                                                            2.2               7.6             11.9
Receipts from disposals of tangible fixed assets                                            11.8               5.4              5.3

Net cash outflow for capital expenditure                                                  (457.6)           (279.2)          (312.5)

Acquisitions and disposals
Payments to acquire investments                                                           (337.2)           (144.5)           (13.1)
Acquisition of Group undertakings                                         25(b)           (440.9)         (2,045.1)           (12.1)
Receipts from sales of Energis shares                                                         --             952.9            959.3
Disposal of businesses                                                    25(c)            195.9                --               --

Net cash (outflow)/inflow for acquisitions and disposals                                  (582.2)         (1,236.7)           934.1

Equity dividends paid                                                                     (212.5)           (197.6)          (183.1)
                                                                                   -------------     -------------    -------------
Net cash (outflow)/inflow before management of liquid
  resources and financing                                                                 (865.5)         (1,366.0)           772.9

Management of liquid resources
Decrease/(increase) in short term deposits                                                 775.2             618.8         (1,482.3)

Net cash inflow/(outflow) from the management of liquid
  resources                                                           25(d),(e)            775.2             618.8         (1,482.3)

Financing
Issue of ordinary shares                                                                     7.0               5.5              5.4
Payments to repurchase ordinary shares                                                        --              (1.1)              --
                                                                                   -------------     -------------    -------------
New borrowings                                                                           1,015.4           1,029.3            717.7
Borrowings repaid                                                                         (934.0)           (260.1)           (35.5)
                                                                                   -------------     -------------    -------------
Increase in borrowings                                                25(d),(e)             81.4             769.2            682.2

Net cash inflow from financing                                                              88.4             773.6            687.6
                                                                                   -------------     -------------    -------------

Movement in cash and overdrafts                                       25(d),(e)             (1.9)             26.4            (21.8)
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the accounts

1.  Segmental analysis

EUA was acquired on 19 April 2000 (note 26(a)). The operations of EUA and NEES
- acquired 22 March 2000 - were successfully integrated on 1 May 2000 and now operate as National Grid USA. As a consequence it is not possible to provide an indication of EUA's contribution to the Group's results for the year ended 31 March 2001.

(a) Turnover


-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Turnover
                              -----------------------------------------------------------------------------------------------------
                                            Sales       Sales                  Sales       Sales                  Sales       Sales
                                 Total    between    to third       Total    between    to third       Total    between    to third
                                 sales businesses     parties       sales businesses     parties       sales businesses     parties
                                  2001       2001        2001        2000       2000        2000        1999       1999        1999
                                  (L)m       (L)m        (L)m        (L)m       (L)m        (L)m        (L)m       (L)m        (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Turnover, including share
  of joint ventures            4,049.3       45.2     4,004.1     1,715.3       37.8     1,677.5     1,601.9       33.6     1,568.3
Less: share of joint
  ventures' turnover            (204.4)        --      (204.4)      (62.8)        --       (62.8)      (54.1)        --       (54.1)
                              --------   --------    --------    --------   --------    --------    --------   --------    --------
Group turnover                 3,844.9       45.2     3,799.7     1,652.5       37.8     1,614.7     1,547.8       33.6     1,514.2
                              ========   ========    ========    ========   ========    ========    ========   ========    ========
Transmission - UK              1,315.6       16.8     1,298.8     1,319.7       16.9     1,302.8     1,310.1       15.7     1,294.4
             - USA               194.7        3.4       191.3         3.4        0.6         2.8          --         --          --
Distribution - USA             1,519.0        0.6     1,518.4        25.8         --        25.8          --         --          --
Stranded costs recovery
  and generation - USA           334.9        0.1       334.8         6.1         --         6.1          --         --          --
Interconnectors - UK              83.6         --        83.6        86.6         --        86.6        75.8         --        75.8
                - USA             47.9         --        47.9         1.3         --         1.3          --         --          --
Telecommunications - USA           9.5         --         9.5         0.2         --         0.2          --         --          --
Other activities                 339.7       24.3       315.4       209.4       20.3       189.1       161.9       17.9       144.0
                              --------   --------    --------    --------   --------    --------    --------   --------    --------
Group turnover                 3,844.9       45.2     3,799.7     1,652.5       37.8     1,614.7     1,547.8       33.6     1,514.2
                              ========   ========    ========    ========   ========    ========    ========   ========    ========
Europe                                                1,696.6                            1,576.1                            1,513.6
North America                                         2,103.1                               38.6                                0.6
                                                     --------                           --------                           --------
                                                      3,799.7                            1,614.7                            1,514.2
                                                     ========                           ========                           ========
-----------------------------------------------------------------------------------------------------------------------------------


The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different.

Other activities turnover primarily comprises market services, including EnMO Limited ("EnMO") which provides the On-the-day Commodity Market for gas trading in Great Britain, and contracting activities.

(b) Operating profit

--------------------------------------------------------------------------------------------------------------------------------
                                                                             Operating profit
                                          --------------------------------------------------------------------------------------
                                               Before exceptional integration                After exceptional integration
                                               costs and goodwill amortisation              costs and goodwill amortisation
                                          -----------------------------------------    -----------------------------------------
                                                 2001           2000           1999           2001           2000           1999
                                                 (L)m           (L)m           (L)m           (L)m           (L)m           (L)m
--------------------------------------------------------------------------------------------------------------------------------
Transmission - UK                               486.3          523.1          508.1          486.3          523.1          508.1
             - USA                               49.6            1.3             --           39.5            1.2             --
Distribution - USA                              154.8            1.7             --          110.0            0.7             --
Stranded costs recovery and
  generation  - USA                              61.7            0.2             --           61.7            0.2             --
Interconnectors - UK                             42.8           46.6           39.5           42.8           46.6           39.5
                - USA                            22.3            0.6             --           22.3            0.6             --
                - Other                          (0.1)          (0.9)            --           (0.1)          (0.9)            --
Telecommunications - USA                          2.9            0.1             --           (1.4)          (0.1)            --
Other activities                                  0.8            2.0           29.3(1)        (0.2)           0.7           29.1(1)
Exceptional integration costs - USA                --             --             --          (45.3)            --             --
                                          -----------    -----------    -----------    -----------    -----------    -----------
Group undertakings                              821.1          574.7          576.9          715.6          572.1          576.7
                                          -----------    -----------    -----------    -----------    -----------    -----------
Telecommunications - Energis                      5.1            1.3           (9.6)          (8.7)          (4.0)         (11.6)
                   - Intelig                   (118.0)         (44.1)            --         (118.0)         (44.1)            --
                   - Other                       (3.4)            --             --           (3.9)            --             --
Generation - USA                                  7.9            0.2             --            7.9            0.2             --
Other electricity activities                     19.2           14.4           12.6           19.2           14.4           12.3
                                          -----------    -----------    -----------    -----------    -----------    -----------
Joint ventures and associate                    (89.2)         (28.2)           3.0         (103.5)         (33.5)           0.7
                                          -----------    -----------    -----------    -----------    -----------    -----------
Total operating profit                          731.9          546.5          579.9          612.1          538.6          577.4
                                          ===========    ===========    ===========    ===========    ===========    ===========
Europe                                          545.7          577.6          568.4          531.9          572.3          566.4
North America                                   288.0           (1.4)          (1.1)         182.5           (4.0)          (1.3)
Latin America                                  (106.0)         (33.7)           8.5         (106.5)         (33.7)           8.5
Rest of the World                                 4.2            4.0            4.1            4.2            4.0            3.8
                                          -----------    -----------    -----------    -----------    -----------    -----------
                                                731.9          546.5          579.9          612.1          538.6          577.4
                                          ===========    ===========    ===========    ===========    ===========    ===========
Electricity                                     851.3          590.4          591.6          750.1          588.0          589.1
Telecommunications                             (119.4)         (43.9)         (11.7)        (138.0)         (49.4)         (11.7)
                                          -----------    -----------    -----------    -----------    -----------    -----------
Total operating profit                          731.9          546.5          579.9          612.1          538.6          577.4
                                          ===========    ===========    ===========    ===========    ===========    ===========
--------------------------------------------------------------------------------------------------------------------------------


Note:

(1) Includes (L)15.2m relating to a revision of accounting estimates of provisions resulting from the implementation of Financial Reporting Standard 12.

It is not practical to allocate the exceptional integration costs (see note 3(a)) over the above segments, as a consequence of the integration of the operations of NEES and EUA.

(c) Total and net assets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                          Total assets                        Net assets
                                                                 -------------------------------    -------------------------------
                                                                           2001             2000              2001             2000
                                                                           (L)m             (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Transmission - UK                                                       3,426.2          3,104.5           3,055.9          2,788.2
             - USA                                                        744.4            600.0             701.7            608.2
Distribution - USA                                                      2,686.8          1,884.4           2,402.5          1,679.5
Stranded costs recovery and generation - USA                            1,105.6            777.7             371.6             97.6
Interconnectors - UK                                                      154.9            166.4             152.1            166.4
                - USA                                                     191.2            184.1             190.6            178.1
                - Other                                                    11.0              5.7               9.8              5.7
Telecommunications - USA                                                  148.4            108.3             143.4            106.4
Other activities                                                          392.1            479.5             199.7            272.9
                                                                  -------------    -------------     -------------    -------------
Group undertakings                                                      8,860.6          7,310.6           7,227.3          5,903.0
                                                                  -------------    -------------     -------------    -------------
Telecommunications - Energis                                              414.9            205.8             414.9            205.8
                   - Intelig                                              164.8             92.6             164.8             92.6
                   - Other                                                110.5              0.7             110.5              0.7
Generation - USA                                                           32.8             28.7              32.8             28.7
Other electricity activities                                               92.2             83.9              92.2             83.9
                                                                  -------------    -------------     -------------    -------------
Joint ventures and associate                                              815.2            411.7             815.2            411.7
                                                                  -------------    -------------     -------------    -------------
Unallocated                                                               306.8          1,044.5          (4,524.9)        (3,370.6)
                                                                  -------------    -------------     -------------    -------------
                                                                        9,982.6          8,766.8           3,517.6          2,944.1
                                                                  =============    =============     =============    =============
Europe                                                                  4,270.0          3,695.3           3,834.9          3,308.1
North America                                                           5,060.2          3,849.3           3,863.2          2,828.9
Latin America                                                             319.2            156.6             319.2            156.6
Rest of the World                                                          26.4             21.1              25.2             21.1
Unallocated                                                               306.8          1,044.5          (4,524.9)        (3,370.6)
                                                                  -------------    -------------     -------------    -------------
                                                                        9,982.6          8,766.8           3,517.6          2,944.1
                                                                  =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include investment in own shares, assets held for exchange and cash and deposits. Unallocated net liabilities include net borrowings, taxation, interest, dividends, certain provisions, investment in own shares and assets held for exchange.

(d) Other segmental information

-----------------------------------------------------------------------------------------------------------------------------------
                                                        Capital expenditure                     Depreciation and amortisation
                                             -----------------------------------------    -----------------------------------------
                                                    2001           2000           1999           2001           2000           1999
                                                    (L)m           (L)m           (L)m           (L)m           (L)m           (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Transmission - UK                                  361.2          286.5          314.0          147.7          133.7          117.8
             - USA                                  29.4            0.8             --           23.4            0.5             --
Distribution - USA                                  84.3            2.6             --          120.8            2.3             --
Stranded costs recovery and generation -
  USA                                                9.9             --             --           40.6            0.9             --
Interconnectors - UK                                 0.9             --             --           13.3           13.2           13.3
                - USA                                 --            0.9             --           13.9            0.3             --
                - Other                              2.9             --             --             --             --             --
Telecommunications - USA                            30.0             --             --            5.8            0.1             --
Other activities                                    17.2           25.3           15.0            4.4            7.3            2.9
                                             -----------    -----------    -----------    -----------    -----------    -----------
Group undertakings                                 535.8          316.1          329.0          369.9          158.3          134.0
                                             ===========    ===========    ===========    ===========    ===========    ===========
Europe                                             378.5          311.7          328.9          162.8          152.5          133.6
North America                                      154.4            4.4            0.1          207.1            5.8            0.4
Rest of the World                                    2.9             --             --             --             --             --
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                   535.8          316.1          329.0          369.9          158.3          134.0
                                             ===========    ===========    ===========    ===========    ===========    ===========
-----------------------------------------------------------------------------------------------------------------------------------


Stranded costs recovery

Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

2.  Operating costs

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                                               276.5             154.9            133.8
Payroll costs (note 4(a))                                                                  302.7             127.5            114.7
Purchases of electricity                                                                 1,247.9             124.8            112.5
Rates                                                                                      176.5             103.7             99.4
Transmission services scheme direct costs                                                  219.6             212.6            254.0
EnMO direct costs                                                                          201.2              70.7               --
Other operating charges                                                                    659.7             248.4            223.1
                                                                                   -------------     -------------    -------------
                                                                                         3,084.1           1,042.6            937.5
                                                                                   =============     =============    =============
Operating costs include:
Research and development costs                                                               8.1               7.8              8.4
Operating lease rentals
- Plant and machinery                                                                        4.2               0.1               --
- Other                                                                                     15.1               3.3              3.0
Amortisation of goodwill(1)                                                                 60.2               2.6              0.2
Amortisation of regulatory assets                                                           33.2               0.8               --
Auditors' remuneration
- Statutory audit fees                                                                       1.0               0.5              0.4
- Taxation advice and acquisition activity, including due diligence                          3.6               1.4              0.7
- Stock exchange related                                                                     0.1               0.4              0.9
- Regulatory related services                                                                0.8               0.9              0.9
- Other                                                                                      0.6               0.3              0.1
                                                                                             5.1               3.0              2.6
                                                                                   -------------     -------------    -------------
                                                                                             6.1               3.5              3.0
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Note:

(1) Excludes goodwill of (L)14.3m (2000: (L)5.3m; 1999: (L)2.3m) relating to joint ventures and associate.

In addition to the non-audit fees of (L)5.1m (2000: (L)3.0m; 1999: (L)2.6m), fees of: a) (L)1.5m (2000: (L)1.2m; 1999: (L)1.6m), incurred in respect of acquisitions have been capitalised and; b) (L)0.5m (2000 and 1999: (L)nil), incurred in respect of disposals have been charged in arriving at the profit on disposal of businesses. Fees of (L)4.3m (2000: (L)nil; 1999: (L)nil) relating to the development and implementation of the new electricity trading arrangements, which are fully recoverable, have also been paid to PricewaterhouseCoopers.

Auditors' remuneration in respect of non-statutory audit fees includes (L)nil (2000: (L)nil; 1999: (L)0.4m) in respect of services provided by Coopers & Lybrand prior to the appointment of PricewaterhouseCoopers.

3.  Exceptional items

(a) Exceptional integration costs

The 2001 exceptional integration costs of (L)45.3m ((L)39.4m after tax) principally comprise early retirement costs arising on the integration of the operations of NEES and EUA.

(b) Exceptional profit relating to partial disposal of Energis

The 2001 exceptional profit of (L)242.9m ((L)242.9m after tax) arises from reductions in the Group's interest in Energis, an associated undertaking, primarily as a consequence of the placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision in January 2001.

The 2000 exceptional profit of (L)1,027.3m relating to the partial disposal of the Group's shareholding in Energis comprises a profit of (L)895.2m ((L)665.7m after tax) resulting from the sale of 28.9m shares in Energis and a profit of (L)132.1m ((L)132.1m after tax) resulting from reductions in the Group's interest in Energis, primarily as a consequence of the placing by Energis of 14.8m of its shares.

The 1999 exceptional profit of (L)891.8m ((L)712.7m after tax) resulted from the sale of 60m shares in Energis.

(c) Profit on disposal of businesses

The 2001 exceptional profit of (L)20.1m ((L)20.1m after tax) relates to the net gain on the disposal of market services businesses. The operating results of these businesses up to the date of disposal are included within other activities.

(d) Exceptional cost of closing out interest rate swaps

The 1999 exceptional charge of (L)52.6m ((L)36.3m after tax) relates to the cost of closing out (L)415.0m of interest rate swaps.

(e) Exceptional tax credit

The 2001 exceptional tax credit of (L)229.5m represents a reversal of the 2000 exceptional tax charge relating to the exceptional profit on the partial disposal of Energis, arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

4.  Payroll costs and employees

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
(a)     Payroll costs
Wages and salaries                                                                         326.0             129.4            116.5
Social security costs                                                                       26.3              11.5             10.2
Other pension costs                                                                         18.9              10.4             10.3
                                                                                   -------------     -------------    -------------
                                                                                           371.2             151.3            137.0
Less: amounts capitalised                                                                  (68.5)            (23.8)           (22.3)
                                                                                   -------------     -------------    -------------
                                                                                           302.7             127.5            114.7
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                          Number            Number           Number
-----------------------------------------------------------------------------------------------------------------------------------
(b)     Average number of employees
Europe                                                                                     3,662             3,651            3,606
North America                                                                              3,836               140                6
Latin America                                                                                 17                13               10
Rest of the World                                                                              8                 6                6
                                                                                   -------------     -------------    -------------
                                                                                           7,523             3,810            3,628
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


The vast majority of employees in:

- Europe are either directly or indirectly employed in the transmission of electricity in the UK.

- North America are either directly or indirectly employed in the transmission, distribution and generation of electricity in the USA.

5.  Directors' emoluments

(a) Remuneration policy

The Remuneration Committee, which consists exclusively of Non-executive Directors, is responsible for determining all aspects of Executive Directors' compensation, drawing on advice from external remuneration consultants and internal advisors.

The Remuneration Committee designs remuneration packages with the aim of attracting, motivating and retaining high calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which the Group operates.

(b) Directors' remuneration

The remuneration of individual Directors in office during the three years ended 31 March 2001 is set out below:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Year ended 31 March 2001
                                                                 ------------------------------------------------------------------
                                                                                                                   Total emoluments
                                                                    Base salary           Annual                         (excluding
                                                                       and fees         bonus(1)          Benefits         pension)
                                                                       (L)'000s         (L)'000s          (L)'000s         (L)'000s
-----------------------------------------------------------------------------------------------------------------------------------
Chairman
James Ross (Non-executive Director)                                         120               --                --              120

Executive Directors
David Jones                                                                 440              212                13              665
Roger Urwin                                                                 275              150                11              436
Stephen Box                                                                 300              142                13              455
Wob Gerretsen(2)                                                            177               34                48              259
Steven Holliday(3)                                                            1               --                --                1
Rick Sergel                                                                 408              197                15              620

Non-executive Directors
Bob Faircloth                                                                30               --                --               30
John Grant                                                                   30               --                --               30
Paul Joskow                                                                  45               --                --               45
Richard Reynolds                                                             50               --                --               50
                                                                  -------------    -------------     -------------    -------------
                                                                          1,876              735               100            2,711
                                                                  =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Total cash bonus paid includes amount invested by Director in Share Match scheme and, in the case of Roger Urwin, an ex-gratia payment of (L)19,000 in respect of dividends on Matching Shares.

(2) Died on 19 October 2000: (L)36,427 of his benefits is in respect of repatriation of personal property.

(3) Appointed to the Board on 30 March 2001.

The total remuneration of David Jones, the highest paid Director (now retired), was (L)665,440.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Year ended 31 March 2000
                                                                 ------------------------------------------------------------------
                                                                                                                   Total emoluments
                                                                    Base salary                                          (excluding
                                                                       and fees     Annual bonus          Benefits         pension)
                                                                       (L)'000s         (L)'000s          (L)'000s         (L)'000s
-----------------------------------------------------------------------------------------------------------------------------------
Chairman
James Ross (Non-executive Director)(1)                                       98               --                --               98

Executive Directors
David Jones                                                                 350              126                13              489
Stephen Box                                                                 250               87                11              348
Wob Gerretsen(2)                                                            240               64                44              348
Rick Sergel(3)                                                                5               --                --                5
Roger Urwin                                                                 230               81                10              321

Non-executive Directors
David Jefferies (former Chairman)(4)                                         50               --                 3               53
Bob Faircloth                                                                30               --                --               30
John Grant                                                                   30               --                --               30
Paul Joskow(3)                                                               --               --                --               --
Richard Reynolds                                                             50               --                --               50
Malcolm Williamson(4)                                                         8               --                --                8
                                                                  -------------    -------------     -------------    -------------
                                                                          1,341              358                81            1,780
                                                                  =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Appointed Chairman at the AGM on 22 July 1999.

(2) Wob Gerretsen's base salary included a temporary overseas allowance and his benefits included (L)31,667 in respect of his relocation.

(3) Appointed to the Board on 27 March 2000.

(4) Resigned from the Board on 22 July 1999.

The total remuneration of David Jones, the highest paid Director, including the gain on the exercise of options, was (L)505,344.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Year ended 31 March 1999
                                                                 ------------------------------------------------------------------
                                                                                                                   Total emoluments
                                                                    Base salary                                          (excluding
                                                                       and fees     Annual bonus          Benefits         pension)
                                                                       (L)'000s         (L)'000s          (L)'000s         (L)'000s
-----------------------------------------------------------------------------------------------------------------------------------
Chairman
David Jefferies (Non-executive Director)                                    150               --                 9              159

Executive Directors
David Jones                                                                 300              108                 8              416
Stephen Box                                                                 200               70                66(1)           336
Wob Gerretsen                                                               183               63                11              257
Roger Urwin                                                                 205               71                14              290

Non-executive Directors
Bob Faircloth                                                                27               --                --               27
John Grant                                                                   30               --                --               30
Richard Reynolds                                                             31               --                --               31
James Ross(2)                                                                 4               --                --                4
Malcolm Williamson                                                           30               --                --               30
                                                                  -------------    -------------     -------------    -------------
                                                                          1,160              312               108            1,580
                                                                  =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Benefits include relocation expenses of (L)51,526.

(2) Appointed to the Board on 1 March 1999.

The total remuneration of David Jones, the highest paid Director, was
(L)416,000.

(c) Directors' pension benefits

Pension benefits earned by individual Executive Directors in the three years ended 31 March 2001 are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                            Year ended 31 March 2001
                                                 -------------------------------------------------------------------------------
                                                                                                Increase to
                                                            Age at          Director's      accrued pension      Accrued pension
                                                          31 March       contributions     during year (net       as at 31 March(1)
                                                              2001         during year        of inflation)                 2001
                                                                              (L)'000s             (L)'000s             (L)'000s
--------------------------------------------------------------------------------------------------------------------------------
David Jones(2)                                                  58                  13                   57                  284
Roger Urwin                                                     55                   8                   26                  160
Stephen Box                                                     50                   9                   14                   36
Wob Gerretsen(3)                                                --                   4                   --                   --
Steven Holliday(4)                                              44                  --                   --                   --
Rick Sergel                                                     51                  --                   21                  229
--------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Accrued pension represents the pension which would be paid annually at age 60 if the Director resigned on 31 March 2001.

(2) David Jones, the highest paid Director retired on 31 March 2001 with an unreduced pension.

(3) Wob Gerretsen died on 19 October 2000. His beneficiaries received payments of (L)988,613 and are receiving a pension of (L)100,256 per annum.

(4) Steven Holliday was appointed to the Board on 30 March 2001.

--------------------------------------------------------------------------------------------------------------------------------
                                                                            Year ended 31 March 2000
                                                 -------------------------------------------------------------------------------
                                                                                                Increase to
                                                            Age at          Director's      accrued pension      Accrued pension
                                                          31 March       contributions     during year (net       as at 31 March(1)
                                                              2000         during year        of inflation)                 2000
                                                                              (L)'000s             (L)'000s             (L)'000s
--------------------------------------------------------------------------------------------------------------------------------
David Jones                                                     57                  21                   35                  220
Stephen Box                                                     49                  14                   11                   22
Wob Gerretsen                                                   58                  12                   19                  127
Rick Sergel(2)                                                  50                  --                   --                  193
Roger Urwin                                                     54                  14                   16                  130
--------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Accrued pension represents the pension which would be paid annually at age 60 if the Director resigned on 31 March 2000.

(2) Appointed to the Board on 27 March 2000.

--------------------------------------------------------------------------------------------------------------------------------
                                                                            Year ended 31 March 1999
                                                 -------------------------------------------------------------------------------
                                                                                                Increase to
                                                            Age at          Director's      accrued pension      Accrued pension
                                                          31 March       contributions     during year (net       as at 31 March(1)
                                                              1999         during year        of inflation)                 1999
                                                                              (L)'000s             (L)'000s             (L)'000s
--------------------------------------------------------------------------------------------------------------------------------
David Jones                                                     56                  18                   25                  183
Stephen Box                                                     48                  12                    7                   11
Wob Gerretsen                                                   57                  11                   11                  107
Roger Urwin                                                     53                  11                    2                  112
--------------------------------------------------------------------------------------------------------------------------------


Note:

(1) Accrued pension represents the pension which would be paid annually at age 60 if the Director resigned on 31 March 1999.

6.  Pensions and other post-retirement benefits

Substantially all of the Group's UK employees are members of the Electricity Supply Pension Scheme ("the ESPS"), a defined benefit funded scheme. The assets of the Scheme are held in a separate trustee administered fund. The ESPS is divided into sections, one of which is the Group's section. The latest full actuarial valuation of the Group's section of the ESPS was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 1998. The results of this latest valuation have been used as the basis for assessing pension cost. The attained age method was used for the latest valuation and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 4.0%; that the real annual rate of increase in dividends would average 0.25%; that real annual increases in salary would average 1.0%; and that pensions would increase in line with inflation at 4.5% per annum. The total market value of the assets relating to the Group's section of the ESPS at 31 March 1998 was (L)1,298.2m and the actuarial value of the assets represented approximately 111% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases.

Substantially all of the Group's US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 1 April 2000 for the NEES plans and at 19 April 2000 for the EUA plans (for the purpose of determining the fair value of the net assets acquired on the acquisition of EUA (note 26(a)). The projected unit credit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 4.6%; that real annual increases in salary would average 1.2%; that inflation would average 4.0 %; and that increases in pensions would be nil. The market value of the assets relating to the Group's US defined benefit plans at 1 April 2000
(NEES) and 19 April 2000 (EUA) total $1,223.2m and the actuarial value of the assets represented 124% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases.

The pension cost for the year ended 31 March 2001 charged to operating profit of (L)18.9m (2000: (L)10.4m; 1999: (L)10.3m) represents the regular pension cost of (L)21.2m (2000: (L)13.0m; 1999: (L)12.4m) less a variation from the regular pension cost totalling (L)2.3m (2000: (L)2.6m; 1999: (L)2.1m), of which (L)1.5m (2000: (L)1.5m; 1999: (L)1.5m) relates to the partial release of a pension provision. In addition, net interest includes a credit of (L)15.7m (2000: (L)3.5m; 1999: (L)3.7m) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors at 31 March 2001 is a pension prepayment of (L)28.2m (2000: (L)28.0m).

In the US, the Group provides health care and life insurance to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage . The latest actuarial valuations were carried out as at 1 April 2000 for the NEES plans and at 19 April 2000 for the EUA plans (for the purpose of determining the fair value of net assets acquired on the acquisition of EUA (note 26(a))). The principal assumptions adopted were a discount rate of 7.75% and that medical costs would increase by 8.25% per annum, decreasing to 5.25% in 2002 and remaining at 5.25% thereafter.

The cost of providing health care and life insurance to retired US employees for the year ended 31 March 2001 amounted to (L)7.3m (2000, for the period 22 March 2000 to 31 March 2000: (L)0.2m; 1999: (L)nil).

7.  Net interest

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Bank loans and overdrafts                                                                  118.0              12.4             20.3
Other                                                                                      232.1             146.0            128.1
                                                                                   -------------     -------------    -------------
Interest payable and similar charges                                                       350.1             158.4            148.4
Interest capitalised                                                                       (20.7)            (20.4)           (19.4)
                                                                                   -------------     -------------    -------------
Interest payable and similar charges net of interest capitalised                           329.4             138.0            129.0
Interest receivable and similar income                                                    (112.9)            (95.0)           (28.1)
                                                                                   -------------     -------------    -------------
                                                                                           216.5              43.0            100.9
Joint ventures (net of interest capitalised (L)18.5m (2000: (L)2.1m; 1999:
  (L)nil))                                                                                   8.3               6.3              7.0
Associate                                                                                   25.8              15.6             10.6
                                                                                   -------------     -------------    -------------
                                                                                           250.6              64.9            118.5
                                                                                   =============     =============    ===========
-----------------------------------------------------------------------------------------------------------------------------------


Interest on the funding attributable to assets in the course of construction was capitalised during 2001 at a rate of 6.7% (2000: 6.7%; 1999: 7.4%).

Interest payable and similar charges for 2001 includes (L)21.0m of losses arising from the valuation at maturity of US dollar interest rate swaptions that provides an economic hedge against US dollar borrowings, but which do not qualify as hedges for accounting purposes. Interest receivable and similar income for 2001 includes a (L)17.4m gain on closing out sterling fixed interest rate swaps that were originally entered into as hedges for sterling borrowings. These hedges are no longer needed as a result of the reduction in the Group's sterling borrowings.

Interest payable and similar charges for 1999 includes bank facility fees and interest rate option costs totalling (L)14.1m relating to the acquisition of NEES and costs of (L)7.6m relating to the issue of the 6% mandatorily exchangeable bonds 2003.

Details relating to the 1999 exceptional cost ((L)52.6m) of closing out interest rate swaps are contained in note 3(d).

8.  Taxation

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
UK
 - Corporation tax at 30% (2000: 30%; 1999: 31%)                                          (153.2)            347.4            280.1
 - Adjustment in respect of prior years                                                    (20.0)               --               --
                                                                                   -------------     -------------    -------------
                                                                                          (173.2)            347.4            280.1
                                                                                   -------------     -------------    -------------
Overseas
 - Corporate tax                                                                            26.7               2.1              1.0
 - Deferred tax                                                                             (6.0)               --               --
                                                                                   -------------     -------------    -------------
                                                                                            20.7               2.1              1.0
                                                                                   -------------     -------------    -------------
                                                                                          (152.5)            349.5            281.1
Joint ventures                                                                               3.1               3.1              2.4
Associate                                                                                   (0.2)               --             (0.4)
                                                                                   -------------     -------------    -------------
                                                                                          (149.6)            352.6            283.1
                                                                                   =============     =============    =============
Comprising:
Taxation - excluding exceptional items                                                      85.8             123.1            120.3
                                                                                   -------------     -------------    -------------
Taxation - exceptional tax credit (note 3(e))                                             (229.5)               --               --
Taxation - exceptional items                                                                (5.9)            229.5            162.8
                                                                                   -------------     -------------    -------------
                                                                                          (235.4)            229.5            162.8
                                                                                   -------------     -------------    -------------
                                                                                          (149.6)            352.6            283.1
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


The tax credit for 2001 has been increased by (L)54.2m (tax charge for 2000 and 1999 reduced by (L)18.4m and (L)32.7m respectively) in respect of accelerated capital allowances and other timing differences on which, in accordance with the Group's accounting policy, no deferred taxation has been provided.

A reconciliation of the UK corporation tax rate to the effective tax rate of the Group is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                             (% of profit before taxation)
-----------------------------------------------------------------------------------------------------------------------------------
UK corporation tax rate                                                                     30.0              30.0             31.0
Increase/(decrease) resulting from:
Tax depreciation in excess of book depreciation                                            (13.6)             (3.0)            (2.0)
Goodwill amortisation and other permanent differences                                        8.7               0.1              2.8
Unrelieved tax losses (including overseas)                                                  11.4                --               --
Provisions for liabilities and charges                                                      (1.3)             (0.9)            (2.9)
Overseas income taxed at other than UK statutory rate                                      (11.4)               --               --
Other                                                                                        2.2              (0.2)            (2.7)
                                                                                   -------------     -------------    -------------
Effective tax rate before adjustment in respect of prior years and exceptional
  items                                                                                     26.0              26.0             26.2
Adjustment in respect of prior years                                                        (4.9)               --               --
                                                                                   -------------     -------------    -------------
Effective tax rate after adjustment in respect of prior years and before
  exceptional items                                                                         21.1              26.0             26.2
Exceptional items                                                                          (45.1)             (2.5)            (4.4)
                                                                                   -------------     -------------    -------------
Effective tax rate after exceptional items                                                 (24.0)             23.5             21.8
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


9.  Dividends


-----------------------------------------------------------------------------------------------------------------------------------
                                                                 2001        2000         1999        2001         2000        1999
                                                                pence       pence        pence        (L)m         (L)m        (L)m
                                                                        (per ordinary share)
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary dividends
 - Interim                                                       6.05        5.59         5.25        89.5         82.5        76.9
 - Proposed final                                                9.03        8.35         7.82       133.5        123.0       115.1
                                                             --------    --------     --------    --------     --------    --------
                                                                15.08       13.94        13.07       223.0        205.5       192.0
                                                             ========    ========     ========    ========     ========    ========
-----------------------------------------------------------------------------------------------------------------------------------

10. Earnings per ordinary share


----------------------------------------------------------------------------------------------------------------------------------
                                                    Weighted                           Weighted                           Weighted
                                                     average                            average                            average
                             Earnings     Profit      number    Earnings     Profit      number    Earnings     Profit      number
                                  per    for the          of         per    for the          of         per    for the          of
                                share       year      shares       share       year      shares       share       year      shares
                                 2001       2001        2001        2000       2000        2000        1999       1999        1999
                                pence       (L)m     million       pence       (L)m     million       pence       (L)m     million
----------------------------------------------------------------------------------------------------------------------------------
Basic, including
 exceptional items and
 goodwill amortisation           52.1      769.0     1,475.8        78.0    1,148.4     1,472.9        69.2    1,015.0     1,466.6
Profit relating to
 partial disposal of
 Energis (note 3(b))            (16.5)    (242.9)         --       (54.2)    (797.8)         --       (48.6)    (712.7)         --
Profit on disposal of
 businesses (note 3(c))          (1.3)     (20.1)         --          --         --          --          --         --          --
Goodwill amortisation             5.0       74.5          --         0.5        7.9          --         0.2        2.5          --
Exceptional integration
 costs (note 3(a))                2.8       39.4          --          --         --          --          --         --          --
Exceptional tax credit
 (note 3(e))                    (15.6)    (229.5)         --          --         --          --          --         --          --
Cost of closing out
 interest rate swaps
 (note 3(d))                       --         --          --          --         --          --         2.5       36.3          --
                             --------   --------    --------    --------   --------    --------    --------   --------    --------
Basic, excluding
 exceptional items and
 goodwill amortisation           26.5      390.4     1,475.8        24.3      358.5     1,472.9        23.3      341.1     1,466.6
Dilutive impact of
 employee share options          (0.2)        --         9.9        (0.2)        --        10.1        (0.2)        --        11.3
Dilutive impact of 4.25%
 exchangeable bonds 2008         (0.5)      21.2       110.3        (0.3)      20.9       110.3        (0.4)      20.2       110.3
                             --------   --------    --------    --------   --------    --------    --------   --------    --------
Diluted, excluding
 exceptional items and
 goodwill amortisation           25.8      411.6     1,596.0        23.8      379.4     1,593.3        22.7      361.3     1,588.2
Profit relating to
 partial disposal of
 Energis (note 3(b))             15.2      242.9          --        50.1      797.8          --        44.9      712.7          --
Profit on disposal of
 businesses (note 3(c))           1.3       20.1          --          --         --          --          --         --          --
Goodwill amortisation            (4.7)     (74.5)         --        (0.5)      (7.9)         --        (0.1)      (2.5)         --
Exceptional integration
 costs (note 3(a))               (2.5)     (39.4)         --          --         --          --          --         --          --
Exceptional tax credit
 (note 3(e))                     14.4      229.5          --          --         --          --          --         --          --
Cost of closing out
 interest rate swaps
 (note 3(d))                       --         --          --          --         --          --        (2.3)     (36.3)         --
                             --------   --------    --------    --------   --------    --------    --------   --------    --------
Diluted, including
 exceptional items and
 goodwill amortisation           49.5      790.2     1,596.0        73.4    1,169.3     1,593.3        65.2    1,035.2     1,588.2
                             ========   ========    ========    ========   ========    ========    ========   ========    ========
----------------------------------------------------------------------------------------------------------------------------------


The weighted average number of shares in issue excludes the shares held by employee share trusts.

Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of the Group.

11. Intangible fixed assets - goodwill

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Cost         Amortisation        Net book value
                                                                                    (L)m                 (L)m                  (L)m
-----------------------------------------------------------------------------------------------------------------------------------
At 1 April 1999                                                                     15.3                 (0.2)                 15.1
Exchange adjustments                                                               (15.4)                  --                 (15.4)
Addition (note 26(b))                                                              847.6                   --                 847.6
Charge for the year                                                                   --                 (2.6)                 (2.6)
                                                                      ------------------   ------------------    ------------------
At 31 March 2000                                                                   847.5                 (2.8)                844.7
Exchange adjustments                                                               136.0                 (2.2)                133.8
Addition (note 26(a))                                                              213.5                   --                 213.5
Adjustments to acquisition provisional fair values
  (note 26(b))                                                                      68.2                   --                  68.2
Disposal                                                                           (16.6)                 2.8                 (13.8)
Charge for the year                                                                   --                (60.2)                (60.2)
                                                                      ------------------   ------------------    ------------------
At 31 March 2001                                                                 1,248.6                (62.4)              1,186.2
                                                                      ==================   ==================    ==================
-----------------------------------------------------------------------------------------------------------------------------------

12. Tangible fixed assets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Motor
                                                                                   Assets in the      vehicles and
                                                     Land and         Plant and        course of            office
                                                    buildings         machinery     construction         equipment            Total
                                                         (L)m              (L)m             (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Cost at 1 April 1999                                    117.7           4,186.6            331.3             127.9          4,763.5
Exchange adjustments                                     (6.7)            (50.1)            (0.7)             (0.6)           (58.1)
Acquisition of Group undertaking                        359.3           2,672.4             40.1              27.9          3,099.7
Capital expenditure                                      13.6               4.5            275.8              22.2            316.1
Disposals                                                (5.6)            (31.6)              --             (11.0)           (48.2)
Reclassifications                                        13.3             318.4           (336.0)              4.3               --
                                                -------------     -------------    -------------     -------------    -------------
Cost at 31 March 2000                                   491.6           7,100.2            310.5             170.7          8,073.0
                                                -------------     -------------    -------------     -------------    -------------
Depreciation at 1 April 1999                             19.0           1,558.9               --              86.2          1,664.1
Exchange adjustments                                     (3.8)            (22.0)              --              (0.2)           (26.0)
Acquisition of Group undertaking                        203.2           1,173.1               --              12.5          1,388.8
Charge for the year                                       2.2             134.9               --              17.8            154.9
Disposals                                                (4.6)            (31.6)              --             (10.9)           (47.1)
Reclassifications                                         0.7              (0.7)              --                --               --
                                                -------------     -------------    -------------     -------------    -------------
Depreciation at 31 March 2000                           216.7           2,812.6               --             105.4          3,134.7
                                                -------------     -------------    -------------     -------------    -------------
Net book value at 31 March 2000                         274.9           4,287.6            310.5              65.3          4,938.3
                                                =============     =============    =============     =============    =============
Cost at 1 April 2000                                    491.6           7,100.2            310.5             170.7          8,073.0
Exchange adjustments                                     49.4             384.5              6.4               2.3            442.6
Acquisition of Group undertaking                         57.8             415.1              7.2                --            480.1
Capital expenditure                                       8.3               4.2            507.8              15.5            535.8
Disposal of businesses                                 (139.1)           (408.6)            (2.8)            (20.5)          (571.0)
Other disposals                                          (6.0)            (50.5)              --             (11.7)           (68.2)
Reclassifications                                       (15.4)            444.7           (419.4)             (9.9)              --
                                                -------------     -------------    -------------     -------------    -------------
Cost at 31 March 2001                                   446.6           7,889.6            409.7             146.4          8,892.3
                                                -------------     -------------    -------------     -------------    -------------
Depreciation at 1 April 2000                            216.7           2,812.6               --             105.4          3,134.7
Exchange adjustments                                     26.6             168.9               --               1.2            196.7
Acquisition of Group undertaking                         15.1             173.5               --                --            188.6
Charge for the year                                       6.5             251.6               --              18.4            276.5
Disposal of businesses                                 (114.6)           (326.9)              --             (17.0)          (458.5)
Other disposals                                          (1.6)            (49.7)              --             (11.7)           (63.0)
Reclassifications                                        (0.7)             14.0               --             (13.3)              --
                                                -------------     -------------    -------------     -------------    -------------
Depreciation at 31 March 2001                           148.0           3,044.0               --              83.0          3,275.0
                                                -------------     -------------    -------------     -------------    -------------
Net book value at 31 March 2001                         298.6           4,845.6            409.7              63.4          5,617.3
                                                =============     =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


The net book value of tangible fixed assets at 31 March 2001 is stated after deducting capital contributions of (L)84.8m (2000: (L)95.9m).

The cost of tangible fixed assets at 31 March 2001 includes (L)280.5m (2000:
(L)259.8m) relating to interest capitalised.

The net book value of land and buildings comprises:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2001             2000
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Freehold                                                                                                     262.5            240.1
Long leasehold (over 50 years)                                                                                30.0             30.3
Short leasehold (under 50 years)                                                                               6.1              4.5
                                                                                                     -------------    -------------
                                                                                                             298.6            274.9
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


13. Fixed asset investments

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Listed          Own           Other
                                                Unlisted joint ventures         associate       shares     investments        Total
                                                -------------------------    ------------    ---------    ------------    ---------
                                                   Share of                      Share of
                                                 net assets         Loans      net assets
                                                       (L)m          (L)m            (L)m         (L)m            (L)m         (L)m
-----------------------------------------------------------------------------------------------------------------------------------
At 1 April 1999                                        71.1            --           151.0         11.0              --        233.1
Exchange adjustments                                    4.9            --              --           --            (1.7)         3.2
Acquisition of Group undertaking                       29.1            --              --           --            92.7        121.8
Additions                                             144.5            --              --         11.2              --        155.7
Disposals                                                --            --           (56.8)        (5.9)             --        (62.7)
Share of retained loss                                (39.2)           --           (19.6)          --              --        (58.8)
Other movements                                        (4.5)           --           131.2           --              --        126.7
                                               ------------     ---------    ------------    ---------    ------------    ---------
At 31 March 2000                                      205.9            --           205.8         16.3            91.0        519.0
Exchange adjustments                                   (4.0)          3.5              --           --            15.4         14.9
Acquisition of Group undertaking                        6.3            --              --           --            28.7         35.0
Additions                                             250.8          61.4              --          2.1            22.9        337.2
Disposal of business                                     --            --              --           --           (23.1)       (23.1)
Other disposals                                          --            --              --         (8.2)             --         (8.2)
Share of retained loss                               (122.9)           --           (34.4)          --              --       (157.3)
Other movements                                        (0.7)           --           243.5           --              --        242.8
                                               ------------     ---------    ------------    ---------    ------------    ---------
At 31 March 2001                                      335.4          64.9           414.9         10.2           134.9        960.3
                                               ============     =========    ============    =========    ============    =========
-----------------------------------------------------------------------------------------------------------------------------------


The market value of the investment in the listed associate (Energis) at 31 March 2001 was (L)1,579.4m (2000: (L)3,309.3m).

Own shares at 31 March 2001 relate to 5.9m (2000: 10.4m) 11 13/17p ordinary shares in National Grid, held by employee share trusts for the purpose of satisfying certain obligations under the various share option schemes operated by the Group. The carrying value of (L)10.2m (2000: (L)16.3m) (market value
(L)31.9m (2000: (L)59.6m)) represents the exercise amounts receivable in respect of those shares which were issued at market value by the Company and cost in respect of those shares purchased in the open market. Funding is provided to the trusts by Group undertakings. The trusts have waived their rights to dividends on these shares.

14. Debtors

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2001             2000
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Amounts falling due within one year:
Trade debtors                                                                                                379.9            246.9
Amounts owed by an associate                                                                                  10.5             14.8
Amounts owed by joint ventures                                                                                23.3              1.0
Regulatory assets                                                                                            255.1            108.6
Prepayments and accrued income                                                                               115.8            101.9
Other debtors                                                                                                 95.8             16.9
                                                                                                     -------------    -------------
                                                                                                             880.4            490.1
                                                                                                     -------------    -------------
Amounts falling due after more than one year:
Amounts owed by an associate                                                                                  45.1             48.0
Regulatory assets                                                                                            941.4            727.4
Other debtors                                                                                                 30.0             22.9
                                                                                                     -------------    -------------
                                                                                                           1,016.5            798.3
                                                                                                     -------------    -------------
                                                                                                           1,896.9          1,288.4
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Trade debtors are stated net of provisions for doubtful debts of (L)15.4m (2000: (L)10.6m).

The amounts owed by an associate include a net investment in a finance lease amounting to (L)48.9m (2000: (L)52.3m) comprising total rentals receivable of
(L)74.2m (2000: (L)85.5m) less unearned income of (L)25.3m (2000: (L)33.2m), of which (L)3.8m (2000: (L)4.3m) falls due within one year and (L)45.1m (2000:
(L)48.0m) falls due after more than one year. Rentals received and receivable in the year ended 31 March 2001 amounted to (L)11.3m (2000: (L)6.7m). At 31 March 2001, the minimum lease payments for each of the five years ending 31 March 2006 are (L)9.0m.

Regulatory assets

SFAS 71 establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP.

Regulatory assets primarily relate to the right to recover from customers the liabilities recognised in respect of purchased power obligations (note 17), the decommissioning provision (note 20) and the under-recovery of power costs incurred.

15. Assets held for exchange

The assets held for exchange of (L)16.6m (2000: (L)16.6m) represent the carrying value of 73.5m (2000: 73.5m, restated to reflect a 5:1 share split) shares in Energis plc which are held to satisfy obligations under the 6% mandatorily exchangeable bonds 2003, as explained in note 18. The voting rights in respect of 61.0m (2000: 61.0m, restated to reflect a 5:1 share split) of these shares are vested in the bondholders.

16. Creditors (amounts falling due within one year)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2001             2000
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Borrowings (note 18)                                                                                       1,008.7            669.0
Trade creditors and accruals                                                                                 648.9            529.5
Amounts owed to an associate                                                                                  10.6              5.3
Amounts owed to a joint venture                                                                                2.1              0.2
Purchased power obligations                                                                                  105.0             46.9
Corporate tax                                                                                                 16.2            378.4
Social security and other taxes                                                                               14.1             25.3
Proposed dividend                                                                                            133.5            123.0
Other creditors                                                                                              274.6             83.5
                                                                                                     -------------    -------------
                                                                                                           2,213.7          1,861.1
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


17. Creditors (amounts falling due after more than one year)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2001             2000
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Borrowings (note 18)                                                                                       3,180.7          3,006.2
Purchased power obligations                                                                                  448.5            382.3
Other creditors                                                                                              126.3            111.7
                                                                                                     -------------    -------------
                                                                                                           3,755.5          3,500.2
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Purchased power obligations

As part of the sale of substantially all of its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 14), represents the net present value of these monthly payments discounted at 5.12%. At 31 March 2001, amounts falling due after five years totalled (L)131.6m (2000: (L)173.1m).

18. Borrowings


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2001             2000
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Amounts falling due within one year:
Bank loans and overdrafts                                                                                    627.5            144.5
Commercial paper                                                                                             107.3             52.5
6% mandatorily exchangeable bonds 2003                                                                       242.6            242.6
5.5% US dollar bonds 2001                                                                                       --            197.6
US medium term notes 2001                                                                                     13.8             18.7
Other loans                                                                                                   17.5             13.1
                                                                                                     -------------    -------------
                                                                                                           1,008.7            669.0
                                                                                                     -------------    -------------
Amounts falling due after more than one year:
Bank borrowings 2002-2004                                                                                    995.5          1,000.0
Pollution control revenue bonds 2018-2022                                                                    315.0            232.4
4.25% exchangeable bonds 2008                                                                                480.3            469.0
5.875% bonds 2024                                                                                            443.6            443.3
US medium term notes 2002-2028                                                                               327.8            299.7
8.0% bonds 2006                                                                                              239.1            238.9
European Investment Bank Swiss franc loan 2004                                                               237.0            173.2
US private placement notes 2002-2015                                                                          74.8             78.4
Zero coupon bonds 2002                                                                                        26.2             26.2
US tax exempt bonds 2002-2017                                                                                 16.7             16.4
Other loans                                                                                                   24.7             28.7
                                                                                                     -------------    -------------
                                                                                                           3,180.7          3,006.2
                                                                                                     -------------    -------------
Total borrowings                                                                                           4,189.4          3,675.2
                                                                                                     =============    =============
Total borrowings are repayable as follows:
In one year or less                                                                                        1,008.7            669.0
In more than one year, but not more than two years                                                            85.8            707.1
In more than two years, but not more than three years                                                      1,262.0             79.9
In more than three years, but not more than four years                                                        47.1            512.3
In more than four years, but not more than five years                                                        252.6             42.3
In more than five years - by instalments                                                                      61.7             58.7
               - other than by instalments                                                                 1,471.5          1,605.9
                                                                                                     -------------    -------------
                                                                                                           4,189.4          3,675.2
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


At 31 March 2001, borrowings totalling (L)348.6m (2000: (L)330.7m) were secured by charges over property, plant and other assets of the Group.

The interest rates shown above are those contracted on the underlying borrowing before taking into account interest rate and currency swaps.

In February 1999, the Company issued 14.7m Equity Plus Income Convertible Securities ("EPICs") in the form of 6% mandatorily exchangeable bonds 2003 in the aggregate principal amount of $401.2m. The EPICs are exchangeable, subject to certain exceptions, on or prior to 26 April 2003 at the option of the holder of the bonds into ordinary shares of Energis plc, an associated undertaking (note 15). If the EPICs are redeemed at the option of the bondholders prior to 3 May 2003, the Group will deliver 4.1665 Energis plc shares per EPICs. On 3 May 2003, the number of Energis plc shares to be delivered by the Group in respect of each EPICs is dependent upon the Energis plc share price at that date and ranges from a maximum of five, if the share price is (L)3.30 or less, to a minimum of 4.1665 if the share price is (L)3.96 or more.

The 4.25% exchangeable bonds 2008 are exchangeable on or prior to 8 February 2008 at the option of the holder, into ordinary shares of the Company at the exchange price of 417p per ordinary share. After 17 February 2003, the Group has the right to redeem the Exchangeable Bonds at any time in whole (but not in part) at the principal amount outstanding, including any redemption premium. Unless earlier redeemed, exchanged or purchased, the Exchangeable Bonds will be redeemed on 17 February 2008 at their principal amount plus a premium (together the redemption price, being (L)1,209.31 per (L)1,000 principal amount of Exchangeable Bonds). When a bondholder elects to exchange bonds for ordinary shares, the Group has the option to pay an amount equal to the cash value of the ordinary shares that would otherwise have been issued by the Company. For the purposes of the maturity analysis of borrowings shown above, early exchange of the Exchangeable Bonds has not been anticipated and the Exchangeable Bonds have been classified as repayable in more than five years.

19. Financial instruments

The Group's treasury policy, including details of the nature, terms and credit risk associated with financial instruments with off-balance sheet risk is described below. Short term debtors and creditors, where permitted by the financial reporting standard on derivatives and other financial instruments (FRS 13), have been excluded from the analyses of the Group's financial assets and financial liabilities contained within this note, which are after taking account of currency swaps where applicable. It is assumed that because of short maturities, the fair value of short term debtors and creditors approximates to their book values.

Treasury policy

The funding and Treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Directors. The Treasury Policy Committee, a committee of the Group Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions. Treasury-related risks faced by the Group include interest rate risk, currency risk, credit risk and liquidity and funding risk, and the policies applicable are described below. Derivative financial instruments, including swaps and options, are used principally for reducing interest rate and currency risk. Derivatives are not held for trading purposes.

Interest rate risk

To provide protection against adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with the use of interest rate swaps, options and option-related instruments with a view to maintaining a significant proportion of the debt portfolio at fixed rates over the medium term. The interest rate composition of the Group's financial liabilities at 31 March 2001 and 31 March 2000 are shown below.

Currency risk

Although foreign currency transaction exposures relating to cross-border trading activity remain very limited, the policy of the Group is to hedge all exposures exceeding $500,000 through the use of forward foreign exchange contracts. The principal currency risk to which the Group is exposed arises from the translation of assets and liabilities not denominated in sterling. In general, the policy has been to hedge the balance sheet exposure through currency borrowings, currency swaps or forward foreign exchange deals to the extent of the original cost of the investment, where this is material and where it is practical to do so in the light of costs and availability of suitable financial instruments for the currency concerned.

The acquisition of Niagara Mohawk will further increase the balance sheet exposure to US dollars. In view of the increased materiality of the US dollar to the Group the policy has been reviewed, and the objective will be to match the US dollar proportion of the Group's financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities.

The currency composition of the Group's financial assets and financial liabilities at 31 March 2001 and 31 March 2000 are shown below.

Liquidity risk

National Grid seeks to ensure that all of its forecast funding needs for a period of at least 12 months ahead are fully covered by term loans drawn or committed bank facilities. Beyond this time, a prudent level of committed availability is maintained. Longer-term refinancing risk is controlled by ensuring that the amount of loans maturing in any year is not excessive, compared with the Group's borrowing capacity.

Currency and interest rate composition of financial liabilities

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Fixed rate liabilities
                                                                                                 -------------------------------
                                                                                                                        Weighted
                                                                                                                         average
                                                                                                       Weighted       period for
                                                                                                        average    which rate is
                                                     Total     Variable rate       Fixed rate     interest rate            fixed
                                                      (L)m              (L)m             (L)m                 %            Years
--------------------------------------------------------------------------------------------------------------------------------
At 31 March 2001
Sterling                                             539.6            (759.4)         1,299.0              6.92              4.6
US dollars                                         3,647.3           1,239.5          2,407.8              6.86              3.4
Others                                                 2.5               2.5               --                --               --
                                             -------------     -------------    -------------     -------------    -------------
Borrowings                                         4,189.4             482.6          3,706.8              6.88              3.8
Other financial liabilities (sterling)                30.4                --             30.4              5.34              4.6
Other financial liabilities (US dollars)             662.2             621.2             41.0              6.22             10.0(1)
                                             -------------     -------------    -------------     -------------    -------------
                                                   4,882.0           1,103.8          3,778.2              6.86              3.8
                                             =============     =============    =============     =============    =============

At 31 March 2000
Sterling                                             776.2            (447.5)         1,223.7              6.90              5.6
US dollars                                         2,899.0             756.2          2,142.8              6.96              4.4
                                             -------------     -------------    -------------     -------------    -------------
Borrowings                                         3,675.2             308.7          3,366.5              6.94              4.8
Other financial liabilities (sterling)                33.5               0.1             33.4              5.34              3.2
Other financial liabilities (US dollars)             408.2             396.0             12.2              5.92               --(1)
                                             -------------     -------------    -------------     -------------    -------------
                                                   4,116.9             704.8          3,412.1              6.92              4.8
                                             =============     =============    =============     =============    =============
--------------------------------------------------------------------------------------------------------------------------------


Note:

(1) Excludes non-equity minority interests of (L)20.0m (2000: (L)12.2m) with no fixed repayment date.

At 31 March 2001, the weighted average interest rate on short term borrowings of (L)1,008.7m (2000: (L)669.0m) was 5.9% (2000: 6.1%).

Other US dollar financial liabilities at 31 March 2001 and at 31 March 2000 predominantly relate to purchased power obligations due after more than one year of (L)448.5m (2000: (L)382.3m) and the exchange revaluation of a cross currency swap of (L)166.4m (2000: (L)nil).

Substantially all of the variable rate borrowings are subject to interest rates which fluctuate with LIBOR for the appropriate currency at differing premiums or in the case of certain USA based companies, are based on the market rate for tax exempt commercial paper.

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are taken to have a life based on the earliest date at which they can be cancelled.

Currency and interest rate composition of financial assets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Fixed rate assets
                                                                                                    -------------------------------
                                                                                                                           Weighted
                                                                                                                            average
                                                                                                          Weighted       period for
                                                 Non-interest                                              average    which rate is
                                       Total          bearing     Variable rate       Fixed rate     interest rate            fixed
                                        (L)m             (L)m              (L)m             (L)m                 %            Years
-----------------------------------------------------------------------------------------------------------------------------------
At 31 March 2001
Sterling                               136.9               --             136.9               --                --               --
US dollars                             131.6               --             131.6               --                --               --
Other currencies                         2.7               --               2.7               --                --               --
                               -------------    -------------     -------------    -------------     -------------    -------------
Cash and deposits                      271.2               --             271.2               --                --               --
Other financial assets
  (sterling)                            65.5             16.6                --             48.9             11.50              4.8
Other financial assets
  (US dollars)                          38.6               --              11.9             26.7              5.37              9.8
Other financial assets
  (other)                                4.9               --               4.9               --                --               --
                               -------------    -------------     -------------    -------------     -------------    -------------
                                       380.2             16.6             288.0             75.6              9.34              6.6
                               =============    =============     =============    =============     =============    =============

At 31 March 2000
Sterling                               808.5               --             808.5               --                --               --
US dollars                             202.2               --             202.2               --                --               --
Other currencies                         0.9               --               0.9               --                --               --
                               -------------    -------------     -------------    -------------     -------------    -------------
Cash and deposits                    1,011.6               --           1,011.6               --                --               --
Other financial assets
  (sterling)                            90.1             16.6              21.2             52.3             11.50              5.4
Other financial assets
  (US dollars)                         149.7            118.9                --             30.8              9.43              2.6
                               -------------    -------------     -------------    -------------     -------------    -------------
                                     1,251.4            135.5           1,032.8             83.1              9.84              3.2
                               =============    =============     =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Other financial assets at 31 March 2001 predominantly relate to assets held for exchange of (L)16.6m (2000: (L)16.6m), a net investment in a finance lease of (L)48.9m (2000: (L)52.3m), the exchange revaluation of a cross currency swap of (L)nil (2000: (L)21.2m), fixed asset investment of (L)38.6m (2000:
(L)30.8m), and business held for resale of (L)nil (2000: (L)118.9m). Cash and deposits earn interest at local prevailing rates for maturity periods generally not exceeding 12 months. The non-interest bearing assets held for exchange are expected to be realised on redemption of the 6% mandatorily exchangeable bonds 2003, as described in note 18.

Maturity of financial liabilities at 31 March

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2001             2000
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
In one year or less                                                                                        1,181.4            682.7
In more than one year, but not more than two years                                                           191.6            765.0
In more than two years, but not more than three years                                                      1,348.9            141.4
In more than three years, but not more than four years                                                       130.4            569.8
In more than four years, but not more than five years                                                        333.3            102.1
In more than five years                                                                                    1,696.4          1,855.9
                                                                                                     -------------    -------------
                                                                                                           4,882.0          4,116.9
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------

Maturity of financial assets at 31 March

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2001             2000
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
In one year or less                                                                                          316.2          1,166.9
In more than one year, but not more than two years                                                             6.2             27.5
In more than two years, but not more than three years                                                          6.5              4.7
In more than three years, but not more than four years                                                         6.2              5.0
In more than four years, but not more than five years                                                          7.0              6.0
In more than five years                                                                                       38.1             41.3
                                                                                                     -------------    -------------
                                                                                                             380.2          1,251.4
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Fair values of financial instruments at 31 March

-----------------------------------------------------------------------------------------------------------------------------------
                                                                              2001                               2000
                                                                 -------------------------------    -------------------------------
                                                                     Book value       Fair value        Book value       Fair value
                                                                           (L)m             (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
6% mandatorily exchangeable bonds 2003                                   (242.6)          (196.7)           (242.6)          (391.6)
Other short term debt                                                    (766.1)          (768.7)           (426.4)          (413.5)
Exchangeable bonds 2008                                                  (480.3)          (627.7)           (469.0)          (654.6)
Other long term debt                                                   (2,700.4)        (2,704.8)         (2,537.2)        (2,533.4)
                                                                  -------------    -------------     -------------    -------------
Total borrowings                                                       (4,189.4)        (4,297.9)         (3,675.2)        (3,993.1)
Cash and deposits                                                         271.2            271.2           1,011.6          1,011.6
                                                                  -------------    -------------     -------------    -------------
Net borrowings                                                         (3,918.2)        (4,026.7)         (2,663.6)        (2,981.5)
Other financial liabilities(1)                                           (519.9)          (516.3)           (428.0)          (426.3)
Net investment in finance lease                                            48.9             56.0              52.3             60.6
Assets held for exchange                                                   16.6            205.1              16.6            429.7
Other financial assets(2)                                                  43.5             44.8             149.7            149.7
                                                                  -------------    -------------     -------------    -------------
Net financial liabilities(1),(2)                                       (4,329.1)        (4,237.1)         (2,873.0)        (2,767.8)
Financial instruments held to manage interest rate and
  currency profile:
Interest rate swaps                                                        (2.9)           (40.4)             (2.4)             6.1
Forward foreign currency contracts and cross currency swaps              (169.8)          (250.1)             21.0             (1.2)
Cross currency option                                                        --               --             (11.1)           (10.1)
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Excluding interest rate swaps (L)2.9m (2000: (L)2.4m), forward currency contracts (L)3.4m (2000: (L)0.2m), cross currency swaps (L)166.4m (2000:
    (L)nil) and cross currency option (L)nil (2000: (L)11.1m).

(2) Excluding cross currency swaps (L)nil (2000: (L)21.2m).

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

The notional principal amounts relating to financial instruments held to manage interest rate and currency profile for interest rate swaps, foreign currency contracts and cross currency swaps, and a cross currency option amounted to (L)2,889.6m (2000: (L)2,534.9m); (L)2,118.0m (2000: (L)1,633.5m);
and (L)nil (2000: (L)1,061.9m) respectively.

Gains and losses on hedges

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Net gain/
                                                                                           Gains            Losses           (loss)
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Unrecognised gains and (losses) on hedges at 1 April 2000                                   40.0             (52.7)           (12.7)
Gains/(losses) arising in the current year                                                   5.5            (295.3)          (289.8)
                                                                                   -------------     -------------    -------------
                                                                                            45.5            (348.0)          (302.5)
(Gains)/losses recognised during the year                                                  (34.8)            219.5            184.7
                                                                                   -------------     -------------    -------------
Unrecognised gains and (losses) on hedges at 31 March 2001                                  10.7            (128.5)          (117.8)
                                                                                   =============     =============    =============
Of which:
Gains and (losses) expected to be recognised in the next year                                 --             (27.9)           (27.9)
Gains and (losses) expected to be recognised in subsequent years                            10.7            (100.6)           (89.9)
-----------------------------------------------------------------------------------------------------------------------------------


At 31 March 2001, within the (L)128.5m unrecognised loss there is an unrecognised loss of (L)61.2m for which there are offsetting gains of (L)53.2m on the related borrowings.

Borrowing facilities

At 31 March 2001, the Group had committed credit facilities from syndicates of banks of (L)2,510.5m (2000: (L)2,493.7m) of which (L)1,120.7m (2000:
(L)1,493.7m) was undrawn and of which (L)816.9m expires within one year,
(L)211.2m expires after more than one year but less than two years, and
(L)92.6m expires after more than two years. The unused facilities are available to support further acquisitions and other general corporate purposes.

20. Provisions for liabilities and charges

-----------------------------------------------------------------------------------------------------------------------------------
                                                        Post-
                                      Decom-       retirement          Environ-         Deferred                              Total
                                  missioning         benefits            mental         taxation             Other       provisions
                                        (L)m             (L)m              (L)m             (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
At 1 April 1999                           --             15.2              25.5               --               4.9             45.6
Exchange adjustments                    (4.4)            (1.9)             (0.3)            (1.3)               --             (7.9)
Acquisition of Group
  undertaking                          235.7            102.8              18.6             73.4                --            430.5
Utilised                                  --             (1.5)             (2.6)              --              (2.7)            (6.8)
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 March 2000                       231.3            114.6              41.2             72.1               2.2            461.4
Exchange adjustments                    29.3             14.7               3.8             18.1                --             65.9
Adjustments to
  acquisition provisional
  fair values                             --            (11.8)               --              0.2                --            (11.6)
Acquisition of Group
  undertaking                           34.5             27.3              12.0             62.9                --            136.7
Additions                               16.3             18.7              10.5               --                --             45.5
Unused amounts reversed                (80.5)              --             (10.0)            (6.0)             (1.8)           (98.3)
Utilised                               (18.9)           (13.8)             (5.1)              --              (0.1)           (37.9)
Disposal of business                   (65.9)              --                --               --                --            (65.9)
                               -------------    -------------     -------------    -------------     -------------    -------------
At 31 March 2001                       146.1            149.7              52.4            147.3               0.3            495.8
                               =============    =============     =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------

The decommissioning provision of (L)146.1m at 31 March 2001, represents the net present value of the estimated expenditure (discounted at rates up to 6.62%) expected to be incurred in respect of the decommissioning of certain nuclear generating units and other related provisions. A related regulatory asset is also recognised (note 14). Expenditure is expected to be incurred between 2001 and 2042. Additions in the year ended 31 March 2001 include
(L)10.8m (2000: (L)nil) and (L)2.3m (2000: (L)nil) in respect of changes in the discounted amount arising from the passage of time and the effect of the change in the discount rate respectively.

The post-retirement benefits provision is in respect of pensions (L)76.1m (2000: (L)57.3m) and other post-retirement benefits (health care and life insurance) (L)73.6m (2000: (L)57.3m).

The environmental provision represents the estimated environmental restoration and remediation costs relating to a number of sites. At 31 March 2001,
(L)37.8m of this provision represents the net present value of the estimated expenditure (discounted at 7.75%) expected to be incurred between 2001 and 2045. Substantially all of the remainder of this provision is expected to be utilised within the next five years. Additions in the year ended 31 March 2001 include (L)0.2m (2000: (L)nil) in respect of a change in the discounted amount arising from the passage of time.

Deferred taxation provided in the accounts and the potential liability not provided comprise:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Provided                         Not provided
                                                                 -------------------------------    -------------------------------
                                                                           2001             2000              2001             2000
                                                                           (L)m             (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Accelerated capital allowances                                               --               --           1,124.4            998.9
Other timing differences                                                  147.3             72.1             (99.2)          (100.1)
                                                                  -------------    -------------     -------------    -------------
                                                                          147.3             72.1           1,025.2            898.8
                                                                  =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


21. Share capital

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Allotted,
                                                                           Authorised                  called up and fully paid
                                                                 -------------------------------    -------------------------------
Ordinary shares of 11 13/17p each                                      millions             (L)m          millions             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
At 1 April 1999                                                         2,125.0            250.0           1,477.9            173.9
Issued during the year                                                       --               --               6.9              0.8
Repurchased and cancelled during the year                                    --               --              (0.2)              --
                                                                  -------------    -------------     -------------    -------------
At 31 March 2000                                                        2,125.0            250.0           1,484.6            174.7
                                                                  -------------    -------------     -------------    -------------
At 31 March 2001                                                        2,125.0            250.0           1,484.6            174.7
                                                                  =============    =============     =============    =============

One (L)1 special rights redeemable preference share (at 31 March 1999, 31 March 2000 and 31 March 2001).
-----------------------------------------------------------------------------------------------------------------------------------


The special rights redeemable preference share, the National Grid Special Share, held on behalf of the Crown, was vested in the Secretary of State for Trade and Industry with effect from 5 July 1992. It is redeemable at any time at par at the option of the holder, after consulting the Company. The National Grid Special Share does not carry any rights to vote at general meetings but entitles the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of the Articles of Association of the Company, require the prior written consent of the holder of the National Grid Special Share. The National Grid Special Share confers no right to participate in the capital or profits of the Company, except that on a winding-up the Special Shareholder is entitled to repayment of (L)1 in priority to other shareholders.

Share option schemes

The Group operates two principal forms of share option schemes. They are a Sharesave scheme and an Executive share option scheme ("the Executive scheme").

The Sharesave scheme is savings related where, under normal circumstances, share options are exercisable on completion of a three or a five year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

The Executive scheme applies to senior executives, including Executive Directors. Options granted for the
1999/00 financial year are subject to the achievement of performance targets related to earnings per share growth over a three year period. Options granted for the 2000/01 financial year are subject to the achievement of performance targets related to total shareholder returns over a three year period. The share options are generally exercisable between the third and tenth anniversaries of the date of grant.

In any ten year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the Group's share option schemes may not exceed the number of shares representing 10% of the Company's issued ordinary share capital from time to time.

Movement in options to subscribe for ordinary shares of 11 13/17p under the Group's various options schemes for the two years ended 31 March 2001 are shown below and include those options related to shares issued to employee benefit trusts.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Executive share
                                                                         Sharesave scheme               scheme                Total
                                                                                 millions             millions             millions
-----------------------------------------------------------------------------------------------------------------------------------
At 1 April 1999                                                                      16.3                  4.7                 21.0
Granted                                                                               3.5                  2.3                  5.8
Lapsed                                                                               (0.5)                (0.2)                (0.7)
Exercised                                                                            (3.1)                (0.8)                (3.9)
                                                                        -----------------    -----------------    -----------------

At 31 March 2000                                                                     16.2                  6.0                 22.2
Granted                                                                               1.4                  1.6                  3.0
Lapsed                                                                               (0.4)                  --                 (0.4)
Exercised                                                                            (4.1)                (0.7)                (4.8)
                                                                        -----------------    -----------------    -----------------

At 31 March 2001                                                                     13.1                  6.9                 20.0
                                                                        =================    =================    =================


Exercisable between 1 April 2001 and:                                         28 Feb 2006          30 Mar 2011
Option price per ordinary share                                                 146.0p to             64.6p to
                                                                                   416.0p               623.0p
-----------------------------------------------------------------------------------------------------------------------------------

22. Reserves

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Share           Profit
                                                                                                           premium         and loss
                                                                                                           account          account
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
At 1 April 1999                                                                                              246.5          1,532.1
Exchange adjustments                                                                                            --              3.1
Ordinary shares issued during the year                                                                        10.8               --
Repurchase and cancellation of ordinary shares                                                                  --             (1.1)
Transfer on issue of certain shares under share option schemes                                                17.4            (17.4)
Retained profit for the year                                                                                    --            942.9
                                                                                                     -------------    -------------

At 31 March 2000                                                                                             274.7          2,459.6
Exchange adjustments                                                                                            --            (12.0)
Ordinary shares issued during the year                                                                         0.9               --
Tax on exchange adjustments                                                                                     --             31.9
Transfer on issue of certain shares under share option schemes                                                 1.3             (1.3)
Retained profit for the year                                                                                    --            546.0
                                                                                                     -------------    -------------

At 31 March 2001                                                                                             276.9          3,024.2
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


23. Minority interests: non-equity

The non-equity minority interests of (L)20.0m (2000: (L)12.2m) comprises cumulative preference stock issued by Group undertakings.

24. Reconciliation of movement in equity shareholders' funds

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the year                                                                        769.0           1,148.4          1,015.0
Dividends                                                                                 (223.0)           (205.5)          (192.0)
                                                                                   -------------     -------------    -------------
                                                                                           546.0             942.9            823.0
Issue of ordinary shares                                                                     0.9              11.6              5.9
Repurchase of ordinary shares                                                                 --              (1.1)              --
Exchange adjustments                                                                       (12.0)              3.1             (0.8)
Tax on exchange adjustments                                                                 31.9                --               --
                                                                                   -------------     -------------    -------------
Net increase in equity shareholders' funds                                                 566.8             956.5            828.1
Equity shareholders' funds at start of year                                              2,909.0           1,952.5          1,124.4
                                                                                   -------------     -------------    -------------
Equity shareholders' funds at end of year                                                3,475.8           2,909.0          1,952.5
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------

25. Group cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit of Group undertakings                                                     715.6             572.1            576.7
Depreciation and amortisation                                                              369.9             158.3            134.0
Profit on disposal of tangible fixed assets                                                 (6.6)             (4.3)            (2.5)
(Increase)/decrease in stocks                                                               (7.9)             (0.4)             0.2
Increase in debtors                                                                       (189.8)            (22.7)           (13.0)
Decrease in creditors                                                                      (55.3)            (11.5)           (60.6)
Decrease in provisions                                                                     (11.7)             (6.8)           (29.6)
Other                                                                                       (3.6)             (2.7)             0.7
                                                                                   -------------     -------------    -------------
Net cash inflow from operating activities                                                  810.6             682.0            605.9
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


(b) Acquisition of Group undertakings

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Payments to acquire Group undertakings                                                    (442.5)         (2,049.2)           (12.6)
Cash balances of Group undertakings acquired                                                 1.6               4.1              0.5
                                                                                   -------------     -------------    -------------
                                                                                          (440.9)         (2,045.1)           (12.1)
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------

Because the operations of NEES and EUA were successfully integrated on 1 May 2000, it is not possible to provide an indication of EUA's contribution to the cash flow for the year ended 31 March 2001. The contribution to cash flow of NEES, which was acquired during the year ended 31 March 2000, was not material to that year as a result of the acquisition occurring late in the financial year.

(c) Disposal of businesses

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Consideration received                                                                     204.7                --               --
Cash balances of businesses disposed                                                        (8.8)               --               --
                                                                                   -------------     -------------    -------------
                                                                                           195.9                --               --
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------

(d) Reconciliation of net cash flow to movement in net debt

------------------------------------------------------------------------------------------------------------------------------
                                                                                       2001              2000             1999
                                                                                       (L)m              (L)m             (L)m
------------------------------------------------------------------------------------------------------------------------------
Movement in cash and overdrafts                                                        (1.9)             26.4            (21.8)
Net cash (inflow)/outflow from the management of liquid resources(1)                 (775.2)           (618.8)         1,482.3
Increase in borrowings                                                                (81.4)           (769.2)          (675.2)(2)
                                                                              -------------     -------------    -------------
Change in net debt resulting from cash flows                                         (858.5)         (1,361.6)           785.3
Acquisition of Group undertakings                                                    (162.2)           (611.7)            (4.2)
Certificates of tax deposit surrendered                                                (3.6)             (5.9)            (8.7)
Exchange adjustments                                                                 (218.0)             29.9             (0.3)
Other non-cash movements                                                              (12.3)            (10.9)           (10.2)
                                                                              -------------     -------------    -------------
Movement in net debt in the year                                                   (1,254.6)         (1,960.2)           761.9
Net debt at start of year                                                          (2,663.6)           (703.4)        (1,465.3)
                                                                              -------------     -------------    -------------
Net debt at end of year                                                            (3,918.2)         (2,663.6)          (703.4)
                                                                              =============     =============    =============
------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Liquid resources comprise short term deposits.

(2) In 1999, cash flow from increase in borrowings is net of (L)7.0m costs relating to the issue of long term debt.

(e) Analysis of changes in net debt

-----------------------------------------------------------------------------------------------------------------------------------
                                                               Acquisition
                                    At 1 April                    of Group       Non-cash      Exchange         Other   At 31 March
                                          1998     Cash flow  undertakings(1)   movements   adjustments     movements          1999
                                          (L)m          (L)m          (L)m           (L)m          (L)m          (L)m          (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand(2)                0.7           0.9            --             --            --            --           1.6
Bank overdrafts                           (1.5)        (22.7)           --             --            --            --         (24.2)
                                                       (21.8)
Deposits(2)                               49.3       1,482.3            --             --            --          (8.7)      1,522.9
Borrowings due after one year         (1,320.5)       (458.0)         (0.2)         151.6            --         (10.2)     (1,637.3)
Borrowings due within one year          (193.3)       (217.2)         (4.0)        (151.6)         (0.3)           --        (566.4)
                                                      (675.2)(3)
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
                                      (1,465.3)        785.3          (4.2)            --          (0.3)        (18.9)       (703.4)
                                    ==========    ==========    ==========     ==========    ==========    ==========    ==========

                                                               Acquisition
                                    At 1 April                    of Group       Non-cash      Exchange         Other   At 31 March
                                          1999     Cash flow  undertakings(1)   movements   adjustments     movements          2000
                                          (L)m          (L)m          (L)m           (L)m          (L)m          (L)m          (L)m
Cash at bank and in hand(2)                1.6           6.2            --             --            --            --           7.8
Bank overdrafts                          (24.2)         20.2            --             --            --            --          (4.0)
                                                        26.4
Deposits(2)                            1,522.9        (618.8)        107.7             --          (2.1)         (5.9)      1,003.8
Borrowings due after one year         (1,637.3)       (924.0)       (663.3)         197.6          31.7         (10.9)     (3,006.2)
Borrowings due within one year          (566.4)        154.8         (56.1)        (197.6)          0.3            --        (665.0)
                                                      (769.2)
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
                                        (703.4)     (1,361.6)       (611.7)            --          29.9         (16.8)     (2,663.6)
                                    ==========    ==========    ==========     ==========    ==========    ==========    ==========

                                                               Acquisition
                                    At 1 April                    of Group       Non-cash      Exchange         Other   At 31 March
                                          2000     Cash flow  undertakings(1)   movements   adjustments     movements          2001
                                          (L)m          (L)m          (L)m           (L)m          (L)m          (L)m          (L)m
Cash at bank and in hand(2)                7.8          17.4            --             --           0.1            --          25.3
Bank overdrafts                           (4.0)        (19.3)           --             --            --            --         (23.3)
                                                        (1.9)
Deposits(2)                            1,003.8        (775.2)           --             --          20.9          (3.6)        245.9
Borrowings due after one year         (3,006.2)         60.6         (50.0)          32.1        (204.9)        (12.3)     (3,180.7)
Borrowings due within one year          (665.0)       (142.0)       (112.2)         (32.1)        (34.1)           --        (985.4)
                                                       (81.4)
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
                                      (2,663.6)       (858.5)       (162.2)            --        (218.0)        (15.9)     (3,918.2)
                                    ==========    ==========    ==========     ==========    ==========    ==========    ==========
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Excluding cash and bank overdrafts.

(2) Cash and deposits per the balance sheet at 31 March 2001 (L)271.2m (2000:
    (L)1,011.6m; 1999: (L)1,524.5m).

(3) In 1999, cash flow from increase in borrowings is net of (L)7.0m costs relating to the issue of long term debt.

26. Acquisitions

(a) On 19 April 2000, the Group acquired the entire issued share capital of EUA for a cash consideration of (L)414.0m including acquisition costs of
(L)4.5m. The acquisition has been accounted for by using the acquisition method of accounting. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Fair value adjustments
                                                                        --------------------------------------
                                                                                                    Accounting
                                                        Book value at                                   policy
                                                          acquisition        Revaluations            alignment           Fair value
                                                                 (L)m                (L)m                 (L)m                 (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Tangible fixed assets                                           274.4                34.9(4),(5)         (17.8)(2),(4),(5)    291.5
Fixed asset investments                                          42.7                (3.4)                (4.3)(2)             35.0
Stocks                                                            1.7                  --                   --                  1.7
Debtors                                                         457.4                (0.5)              (143.8)(3),(4)        313.1
Business held for resale                                         50.2                 5.2(7)                --                 55.4
Cash and deposits                                                 1.6                  --                   --                  1.6
Creditors excluding borrowings                                 (274.8)              (15.3)(8),(9)        110.3(3)            (179.8)
Borrowings                                                     (162.6)                 --                  0.4               (162.2)
Provisions for liabilities and charges                         (157.7)              (10.8)(8)             31.8(1),(2),(3)    (136.7)
Minority interests                                              (18.1)               (1.0)                  --                (19.1)
                                                    -----------------   -----------------    -----------------    -----------------
                                                                214.8                 9.1                (23.4)
                                                    =================   =================    =================
Net assets acquired                                                                                                           200.5
Goodwill arising on acquisition                                                                                               213.5
                                                                                                                  -----------------
Cash consideration, including costs of
  acquisition                                                                                                                 414.0
                                                                                                                  =================
-----------------------------------------------------------------------------------------------------------------------------------


Business held for resale of (L)55.4m relates to a subsidiary undertaking of EUA which was held exclusively with a view to resale. The fair value of this business represents the net sale proceeds.

Fair value adjustments primarily comprise:

Accounting policy alignment relating to:
(1)   recognition of deferred tax on a partial provisioning basis ((L)30.5m);
(2) recognition of decommissioning liabilities and other provisions in accordance with FRS12 ((L)15.8m);
(3) non-recognition of certain liabilities, and related assets, which do not comply with FRS12 ((L)123.1m);
(4)   accounting for allowance for equity funds used during construction
      ((L)13.7m);
(5) accounting for costs incurred on the disposal of tangible fixed assets ((L)21.2m);
(6) non-recognition of certain regulatory assets to accord with UK GAAP ((L)19.0m).
Adjustments (4) and (5) have also resulted in corresponding revaluation adjustments.

Other revaluation adjustments relating to:
(7) revaluation of business held for resale to reflect net proceeds from sale ((L)5.2m);
(8)   recognition of liabilities in respect of certain integration costs
      ((L)13.9m);
(9) recognition of additional liabilities in respect of taxation and certain other items ((L)14.4m).

The loss after taxation and minority interest of EUA for the period 1 January 2000 to 18 April 2000, based on its accounting policies prior to acquisition, was (L)0.4m. The comparative figure for the year ended 31 December 1999 was a profit after taxation and minority interest of (L)10.5m.

(b) The acquisition of NEES was completed on 22 March 2000 at a total cost of
(L)2,070.8m. The net assets acquired were ascribed a provisional fair value of
(L)1,223.2m resulting in provisional goodwill of (L)847.6m.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Fair value adjustments
                                                            ----------------------------------------------
                                           Book value at                                 Accounting policy         Provisional fair
                                             acquisition             Revaluations                alignment                    value
                                                    (L)m                     (L)m                     (L)m                     (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Tangible fixed assets                            1,688.6                     96.7(4),(5)             (74.4)(2),(4),(5)      1,710.9
Fixed asset investments                            109.2                     12.6(7)                    --                    121.8
Stocks                                              16.5                       --                       --                     16.5
Debtors                                          1,087.5                      7.8(6),(7)             (10.4)(2),(3)          1,084.9
Business held for resale                           121.2                       --                       --                    121.2
Cash and deposits                                  116.5                       --                     (4.7)                   111.8
Creditors excluding borrowings                    (799.4)                    (1.8)                    42.4(3)                (758.8)
Borrowings                                        (719.4)                      --                       --                   (719.4)
Provisions for liabilities and
  charges                                         (584.6)                   (12.4)(6)                166.5(1),(2)            (430.5)
Minority interests                                 (35.2)                      --                       --                    (35.2)
                                   ---------------------    ---------------------    ---------------------    ---------------------
                                                 1,000.9                    102.9                    119.4                  1,223.2
                                   =====================    =====================    =====================    =====================
-----------------------------------------------------------------------------------------------------------------------------------


Business held for resale of (L)121.2m ((L)118.9m at 31 March 2000 exchange rate) relates to a subsidiary undertaking of NEES which is held exclusively with a view to resale. The book and provisional fair value of this business represents the anticipated net sale proceeds.

Fair value adjustments primarily comprise:

Accounting policy alignment relating to:
(1)   recognition of deferred tax on a partial provisioning basis ((L)213.9m);
(2) recognition of decommissioning liabilities and other provisions in accordance with FRS12 ((L)47.4m);
(3) non-recognition of certain liabilities, and related assets, which do not comply with FRS12 ((L)34.6m);
(4)   accounting for allowance for equity funds used during construction
      ((L)13.3m);
(5) accounting for costs incurred on the disposal of tangible fixed assets ((L)84.1m).
Adjustments (4) and (5) have also resulted in corresponding revaluation adjustments.

Other revaluation adjustments relating to:
(6) recognition of a net deficiency on pension and other post-retirement plans ((L)2.2m);
(7)   revaluation of investments to market value ((L)12.6m).

During the year ended 31 March 2001, the provisional fair values applied were reviewed and a number of adjustments were made to those provisional values, as shown below.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Fair value adjustments
                                                                        --------------------------------------
                                                     Provisional fair                        Accounting policy
                                                                value        Revaluations            alignment     Final fair value
                                                                 (L)m                (L)m                 (L)m                 (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Tangible fixed assets                                         1,710.9                  --                   --              1,710.9
Fixed asset investments                                         121.8                (0.6)                  --                121.2
Stocks                                                           16.5                  --                   --                 16.5
Debtors                                                       1,084.9                 0.5                (47.4)(1)          1,038.0
Business held for resale                                        121.2               (33.6)(2)               --                 87.6
Cash and deposits                                               111.8                  --                   --                111.8
Creditors excluding borrowings                                 (758.8)                1.3                   --               (757.5)
Borrowings                                                     (719.4)                 --                   --               (719.4)
Provisions for liabilities and charges                         (430.5)               (0.3)                11.9(1)            (418.9)
Minority interests                                              (35.2)                 --                   --                (35.2)
                                                    -----------------   -----------------    -----------------    -----------------
                                                              1,223.2               (32.7)               (35.5)             1,155.0
                                                    =================   =================    =================    =================
-----------------------------------------------------------------------------------------------------------------------------------


Fair value adjustments primarily comprise:

(1) non-recognition of certain regulatory assets and related provisions to accord with UK GAAP ((L)35.5m);
(2) revaluation of business held for resale to reflect net proceeds from sale ((L)33.6m).

The results of NEES, prepared on the basis of its pre-acquisition policies, for the period 1 January 2000 to 21 March 2000 and for its preceding financial year ended 31 December 1999 are set out below:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Period 1 January          Year ended
                                                                                                    to 21 March         31 December
                                                                                                           2000                1999
                                                                                                           (L)m                (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Turnover                                                                                                  428.5             1,639.7
Operating costs                                                                                          (391.9)           (1,426.9)
                                                                                               ----------------    ----------------
Operating profit of group undertakings                                                                     36.6               212.8
Share of joint ventures' operating profit                                                                   1.5                 6.4
Net interest                                                                                              (10.4)              (46.1)
Taxation                                                                                                  (12.1)              (67.0)
Minority interests                                                                                         (0.9)               (4.4)
                                                                                               ----------------    ----------------
Profit for the period                                                                                      14.7               101.7
                                                                                               ================    ================
-----------------------------------------------------------------------------------------------------------------------------------


There were no recognised gains and losses, other then the profit for the period.

The following unaudited pro forma summary gives effect to the acquisition of NEES, as if the acquisition had taken place on 1 April 1998 and on 1 April 1999. The pro forma summary combines the consolidated results of the Group (excluding NEES) and NEES after giving effect to certain adjustments. These adjustments include estimates of the effect of adopting the final fair value adjustments and the increased net interest expense, together with the associated tax effects, as a result of financing the acquisition. The pro forma does not necessarily reflect the results of operations as they would have been if the Group (excluding NEES) and NEES had constituted a single entity during the periods presented.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Year ended 31 March
                                                                                                    -------------------------------
                                                                                                              2000             1999
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Turnover                                                                                                   3,272.0          3,050.7
Profit for the year - including exceptional items and goodwill amortisation                                1,095.7            984.0
Profit for the year - excluding exceptional items and goodwill amortisation                                  350.5            355.9
                                                                                                     -------------    -------------

Earnings per ordinary share
Basic, including exceptional items and goodwill amortisation                                                  74.4p            67.1p
Basic, excluding exceptional items and goodwill amortisation                                                  23.8p            24.3p
-----------------------------------------------------------------------------------------------------------------------------------


(c) Goodwill arising on the acquisition of a Group undertaking during the year ended 31 March 1999 amounted to (L)14.9m, comprising cash consideration of
(L)12.6m plus the fair value of net liabilities acquired of (L)2.3m.

27. Related party transactions

Transactions with an associate and joint ventures, which were in the normal course of business, were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Sales:
Services supplied                                                                           46.5              35.0             31.3
Finance lease rentals                                                                       11.3               6.7              9.0
Purchases:
Services received                                                                           26.3              16.7             15.3
Tangible fixed assets                                                                         --               5.6             21.9
-----------------------------------------------------------------------------------------------------------------------------------


Amounts owed by and owed to an associate and joint ventures are shown in notes 14 and 16 respectively.

28. Commitments and contingencies

(a) Future capital expenditure

-----------------------------------------------------------------------------------------------------------------------------------
                                                                              Group                  Associate and joint ventures
                                                                 -------------------------------    -------------------------------
                                                                           2001             2000              2001             2000
                                                                           (L)m             (L)m              (L)m             (L)m
Contracted for but not provided                                           396.8            237.8              90.1            132.4
-----------------------------------------------------------------------------------------------------------------------------------


(b) Proposed acquisition

National Grid has entered into an agreement to purchase the entire share capital of Niagara Mohawk. This agreement has received approval from the shareholders of both National Grid and Niagara Mohawk, but is subject to the grant of various regulatory approvals which are expected to be received towards the end of the 2001 calendar year. The cost of the acquisition is estimated at approximately $3 billion.

(c) Lease commitments

At 31 March 2001, the Group's operating lease commitments for the financial year ending 31 March 2002 amounted to (L)11.9m (2000: (L)11.0m) and are analysed by lease expiry date as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                    Land and buildings                        Other                              Total
                              -------------------------------    -------------------------------    -------------------------------
                                        2001             2000              2001             2000              2001             2000
                                        (L)m             (L)m              (L)m             (L)m              (L)m             (L)m
Within one year                          0.1              0.2               1.1              2.9               1.2              3.1
Between two and five
  years                                  1.3              1.4               4.5              1.9               5.8              3.3
After five years                         2.6              2.5               2.3              2.1               4.9              4.6
                               -------------    -------------     -------------    -------------     -------------    -------------
                                         4.0              4.1               7.9              6.9              11.9             11.0
                               =============    =============     =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Total commitments under non-cancellable operating leases were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2001             2000
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
In one year or less                                                                                           11.9             11.0
In more than one year, but not more than two years                                                            10.7              7.4
In more than two years, but not more than three years                                                          8.4              5.8
In more than three years, but not more than four years                                                         6.4              4.1
In more than four years, but not more than five years                                                          5.5              3.5
In more than five years                                                                                       34.6             31.3
                                                                                                     -------------    -------------
                                                                                                              77.5             63.1
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


(d) Guarantees and performance bonds

A Group undertaking has issued performance bonds in the ordinary course of business amounting to (L)88.1m (2000: (L)108.9m), of which (L)58.3m (2000:
(L)83.8m) is in respect of a joint venture, and has issued guarantees in respect of an associate up to (L)14.1m (2000: (L)17.1m).

(e) Sale of Millstone 3

In November 1999, NEP, a National Grid subsidiary, entered into an agreement with Northeast Utilities ("NU") to settle claims made by NEP relating to the operation of the Millstone 3 nuclear unit. NU agreed to include NEP's share of Millstone 3 in an auction of NU's share in that unit, at a guaranteed price. On 31 March 2001, the Millstone 3 sale was completed and proceeds of $27.9m ((L)19.6m) were received by National Grid.

Subsequent to the November 1999 agreement and prior to completion of the sale, NU agreed to sell 92.7% (including National Grid's 16.2% share) of Millstone 3 to a third party for approximately $855m ((L)602m). Thereafter, the Rhode Island Attorney General and the RIPUC filed a protest at the FERC contending that National Grid's share of the proceeds as agreed to in the settlement was insufficient. Whilst the FERC found the protest to be outside the scope of the sale approval process, National Grid cannot predict: a) whether the Rhode Island authorities will reassert their contention; or b) the financial consequences if they do.

29. Differences between UK and US accounting principles

The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain respects from US GAAP. The significant differences between UK GAAP and US GAAP are set out below.

Deferred taxation

Under UK GAAP, provision is made for deferred taxation to the extent that a liability or an asset will crystallise in the foreseeable future. US GAAP requires full provisioning for deferred taxation liabilities and permits deferred taxation assets to be recognised if their realisation is considered more likely than not.

The deferred taxation adjustment arising on the UK GAAP results for 1999 includes a credit of (L)23.5m relating to a reduction from 31% to 30% in the statutory rate of UK corporation tax.

The deferred tax liability under US GAAP is analysed as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2001             2000
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets                                                   1,124.4            998.9
Other temporary differences                                                                                  222.7            124.9
                                                                                                     -------------    -------------
                                                                                                           1,347.1          1,123.8
Deferred taxation assets:
Other temporary differences                                                                                 (126.5)          (135.0)
                                                                                                     -------------    -------------
                                                                                                           1,220.6            988.8
                                                                                                     =============    =============
Analysed as follows:
Current                                                                                                       11.3             (3.2)
Non-current                                                                                                1,209.3            992.0
                                                                                                     -------------    -------------
                                                                                                           1,220.6            988.8
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Pensions

Under UK GAAP, pension costs are accounted for and disclosures are provided in accordance with UK Statement of Standard Accounting Practice 24.

Under US GAAP, pension costs are determined in accordance with the requirements of SFAS 87 and SFAS 88 and pension disclosures are presented in accordance with SFAS 132. Differences between UK GAAP and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising certain surpluses and deficits. Under US GAAP, the Company has estimated the effect on net income and shareholders' equity assuming the adoption and application of SFAS 87 "Employers' Accounting for Pensions" as of 1 April 1996, as the adoption of SFAS 87 on the actual effective date of 1 April 1989 was not feasible. The unrecognised transition asset at 1 April 1989, using the financial assumptions at 1 April 1996, amounted to (L)171.5m and is being amortised over 15 years commencing 1 April 1989.

Under UK GAAP, as explained in note 6, net interest includes a credit of
(L)15.7m (2000: (L)3.5m; 1999: (L)3.7m) in respect of the notional interest element of the variation from the regular pension cost. Under US GAAP, this credit is not recognised.

The net periodic (credit)/cost for pensions and other post-retirement benefits are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Other post-
                                                                                                                         retirement
                                                                                        Pensions                           benefits
                                                                  ------------------------------------------------    -------------
                                                                           2001             2000              1999             2001
                                                                           (L)m             (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Service cost                                                               25.1             19.7              15.0              3.6
Interest cost                                                             110.7             63.7              63.6             20.7
Expected return on assets                                                (141.7)           (72.9)            (74.0)           (17.2)
Amortisation of prior service cost                                          2.6              2.6                --               --
Amortisation of previously unrecognised losses                               --              0.9                --              0.2
Amortisation of transitional asset                                        (11.4)           (11.4)            (11.4)              --
                                                                  -------------    -------------     -------------    -------------
                                                                          (14.7)             2.6              (6.8)             7.3
Release of pension provision                                               (1.5)            (1.5)             (1.5)              --
                                                                  -------------    -------------     -------------    -------------
                                                                          (16.2)             1.1              (8.3)             7.3
                                                                  =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


The cost of providing other post-retirement benefits for the year ended 31 March 2000, which related to the period 22 March 2000 to 31 March 2000, amounted to (L)0.2m (1999: (L)nil).

The additional cost incurred in respect of severance cases computed in accordance with SFAS 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Cost of termination benefits                                                                 4.1              10.3             10.3
-----------------------------------------------------------------------------------------------------------------------------------


The principal financial assumptions used for the SFAS 87 calculations in respect of the UK and USA defined benefit schemes are shown below. Information in respect of the USA schemes is only provided in respect of the two years ended 31 March 2001, as the USA schemes relate to NEES and EUA that were acquired during this period.

-----------------------------------------------------------------------------------------------------------------------------------
                                                             USA                                          UK
                                                -------------------------------    ------------------------------------------------
                                                         2001              2000             2001              2000             1999
                                                            %                 %                %                 %                %
-----------------------------------------------------------------------------------------------------------------------------------
Discount rate                                             7.3               7.8              5.5               5.5              6.3
Return on assets                                          8.8               8.5              5.8               6.0              6.5
General salary increases                                  4.0               5.1              3.3               4.0              4.8
Pension increases                                         nil               nil              2.5               3.0              3.3
-----------------------------------------------------------------------------------------------------------------------------------


The assumptions used for other post-retirement costs relate solely to USA schemes as a result of the acquisitions of NEES and EUA in the two years ended 31 March 2001. These assumptions were that the discount rate used would be 7.75% and that medical costs would increase by 8.25%, decreasing to 5.25% in 2002 and remain at 5.25% thereafter.

A reconciliation of the funded status of the Group pension and other post-retirement schemes to the prepaid/(accrued) cost that would appear in the Group's balance sheet if prepared under US GAAP is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Pensions                Other post-retirement benefits
                                                                 -------------------------------    -------------------------------
                                                                           2001             2000              2001             2000
                                                                           (L)m             (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                           (1,906.5)        (1,655.5)           (316.2)          (228.8)
Fair value of plan assets                                               2,095.8          2,110.7             202.3            178.9
                                                                  -------------    -------------     -------------    -------------
Excess of plan assets over projected benefit obligation                   189.3            455.2            (113.9)           (49.9)
Unrecognised transition asset                                             (34.5)           (45.9)               --               --
Unrecognised net loss/(gain)                                              157.5           (152.4)             47.6               --
Unrecognised prior service cost                                            44.9             33.6                --               --
                                                                  -------------    -------------     -------------    -------------
Prepaid/(accrued) cost under US GAAP                                      357.2            290.5             (66.3)           (49.9)
                                                                  =============    =============     =============    =============

Changes in the projected benefit obligation are shown below:
Projected benefit obligation at start of year                           1,655.5          1,190.4             228.8               --
Adjustments to provisional fair values                                      5.3               --             (16.4)              --
Service cost                                                               25.1             19.7               3.9              0.2
Interest cost                                                             110.7             63.7              20.7               --
Plan participants' contributions                                            4.5              4.2                --               --
Plan amendment - prior service cost                                        13.3               --                --               --
Terminations                                                                4.1             12.6               0.2               --
Curtailments                                                                 --             (2.3)               --               --
Actuarial loss/(gain)                                                      12.2            (67.0)             15.2               --
Benefits paid                                                            (121.8)           (60.4)            (17.5)              --
Acquisition of Group undertakings                                         119.7            504.1              51.2            233.0
Exchange adjustments                                                       77.9             (9.5)             30.1             (4.4)
                                                                  -------------    -------------     -------------    -------------
Projected benefit obligation at end of year                             1,906.5          1,655.5             316.2            228.8
                                                                  =============    =============     =============    =============

Changes in plan assets are shown below:
Fair value of plan assets at start of year                              2,110.7          1,356.8             178.9               --
Actual return on assets                                                  (150.0)           179.4             (13.2)              --
Employer contributions                                                     14.7             11.2               6.0               --
Plan participants' contributions                                            4.5              4.2                --               --
Benefits paid                                                            (121.8)           (60.4)            (16.7)              --
Acquisition of Group undertakings                                         147.8            631.3              23.3            182.4
Exchange adjustments                                                       89.9            (11.8)             24.0             (3.5)
                                                                  -------------    -------------     -------------    -------------
Fair value of plan assets at end of year                                2,095.8          2,110.7             202.3            178.9
                                                                  =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


It is estimated that a 1% change in the assumed health care cost trends would increase or decrease the accumulated post-retirement benefit obligation as at 31 March 2001 by (L)53.9m (2000: (L)27.3m) and (L)48.2m (2000: (L)24.4m)
respectively. There would be an immaterial effect on the net periodic cost for the year ended 31 March 2001.

Shares held by employee share trusts

Under UK GAAP, shares in the Company held by employee share trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded as a deduction from shareholders' equity.

Share option schemes

As permitted under UK GAAP, no cost is accrued for share options awarded under the Sharesave scheme where the exercise price of the options is below the market value at the date of grant. In respect of the grant of options under the Executive scheme, no cost is accrued under UK GAAP as the exercise price is equivalent to the market value at the date of grant. As permitted by SFAS 123, "Accounting for Stock-Based Compensation", the Group has accounted for compensatory share option schemes under Accounting Principles Board statement ("APB") 25 "Accounting for Stock Issued to Employees". Under the requirements of APB 25, the compensation costs relating to the Sharesave and Executive schemes are amortised over the period from the date of grant of options to the date those options are first exercisable. SFAS 123 prescribes a fair value method of recognising share option compensation costs, the application of which would have no material effect on the Group's reported net income or earnings per ordinary share.

The average fair value of the options granted during each of the three financial years ended 31 March 2001 are estimated as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
-----------------------------------------------------------------------------------------------------------------------------------
Where the exercise price is less than the market price at the date of grant               155.0p            134.2p           117.8p
Where the exercise price is equal to the market price at the date of grant                 68.0p            129.0p            89.0p
Where the exercise price is greater than the market price at the date of grant             65.0p                --               --
-----------------------------------------------------------------------------------------------------------------------------------


The fair value of the options granted are estimated using the Black-Scholes European option pricing model using the following principal assumptions:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
-----------------------------------------------------------------------------------------------------------------------------------
Dividend yield                                                                              2.7%              4.1%             4.1%
Volatility                                                                                 30.0%             33.0%            33.0%
Risk-free investment rate                                                                   5.9%              5.8%             5.3%
Average life (years)                                                                         4.0               4.2              3.8
-----------------------------------------------------------------------------------------------------------------------------------


Ordinary dividends

Under UK GAAP, final ordinary dividends are provided for in the year in respect of which they are proposed by the Board for approval by the shareholders.

Under US GAAP, dividends are not provided until declared.

Tangible fixed assets

During the financial year ended 31 March 1990, an impairment provision was recorded in respect of certain tangible fixed assets. Part of this impairment provision was subsequently released and shareholders' equity credited. Under US GAAP this partial release would not be permitted.

Financial instruments

Under UK GAAP, interest rate and currency swaps used to hedge a portfolio of borrowings are hedge accounted for and are not recorded at market value. Any related foreign currency borrowings are translated at the hedged rate. Under US GAAP, interest rate and currency swaps which are not related to specific borrowings or to a specific group of similar borrowings are generally not eligible for hedge accounting. Furthermore, under UK GAAP, it is permissible to hedge account for the net assets of overseas operations with hedging instruments denominated in currencies other than the functional currency of the overseas operation. Under US GAAP, this treatment is not permitted. In addition, interest rate swaps that convert fixed rate liabilities into variable rate liabilities generally do not qualify for hedge accounting under US GAAP. As a result, interest rate and currency swaps that do not meet the US GAAP criteria for hedging are required to be recorded at market value with the resultant unrealised gains and losses recognised in income together with any exchange differences arising on the translation of any related foreign currency borrowings at the exchange rate ruling on the balance sheet date.

Equity Plus Income Convertible Securities

Under UK GAAP, EPICs are carried in the balance sheet at the gross proceeds of the issue and the related issue costs were written off in the year of issue. Under US GAAP, the issue costs are deferred and written off over the period to the expected date of redemption of the EPICs on 3 May 2003.

US GAAP requires the carrying value of the EPICs to be adjusted to the settlement amount of the debt, which is linked to the Energis share price as described in note 18.

Regulatory assets

SFAS 71 "Accounting for Certain Types of Regulation" establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP. Where the application of UK GAAP results in the non or partial recognition of an obligation compared with US GAAP, any related regulatory asset is either not or partially recognised. In certain circumstances, regulatory assets may be reported net of related regulatory liabilities.

Recognition of UK transmission income

The main source of UK revenue is derived from the use of the UK transmission system, and under US GAAP is recognised in the period in which the service is provided up to the maximum revenue allowed under the transmission licence. Under UK GAAP, any income received or receivable in excess of the maximum revenue allowed for the period is recognised as income.

Severance and integration costs

Under UK GAAP, severance costs are provided for in the accounts if it is determined that a constructive or legal obligation has arisen from a restructuring programme where it is probable that it will result in the outflow of economic benefits and the costs involved can be estimated with reasonable accuracy. Under US GAAP, severance costs are recognised when the employees accept the severance offer. In addition, where the number of employees leaving results in a significant reduction in the accrual of pension benefits for employees' future service (a curtailment under US GAAP), the effects are reflected as part of the cost of such termination benefits. Accordingly, timing differences between UK GAAP and US GAAP arise on the recognition of such costs.

Under US GAAP, certain reorganisation costs relating to an acquired entity are included in liabilities in determining the fair value of net assets acquired. Under UK GAAP such costs are not recognised as liabilities of the acquired entity at the date of acquisition and are treated as post acquisition costs.

Goodwill - effect of US GAAP adjustments

Under US GAAP, the fair value of net assets acquired is calculated in accordance with US GAAP principles which differ in certain respects from UK GAAP principles. As a result, the US GAAP net assets of the Group undertaking acquired are less than the net assets as determined under UK GAAP principles. These adjustments reflect the higher level of goodwill as calculated under US GAAP and the related increase in goodwill amortisation.

Share of associate's adjustments to conform with US GAAP

The Group's share of the associate's results and net assets, which also impact on the exceptional profit relating to Energis and assets held for exchange, have been adjusted to conform with US GAAP.

Reconciliation of net income to US GAAP

The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied instead of UK GAAP.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Profit for the year, excluding exceptional items                                           315.9             350.6            338.6
Exceptional items after taxation                                                           453.1             797.8            676.4
                                                                                   -------------     -------------    -------------
Net income under UK GAAP                                                                   769.0           1,148.4          1,015.0
                                                                                   -------------     -------------    -------------
Adjustments to conform with US GAAP
 Deferred taxation                                                                        (113.9)             (1.4)           (40.5)
 Pensions                                                                                   18.9               5.7             14.9
 Share option schemes                                                                       (5.3)             (5.4)            (4.5)
 Tangible fixed assets - depreciation on reversal of partial
   release of impairment provision                                                           3.4               3.4              3.4
 Financial instruments                                                                     (55.4)             27.9             25.5
 Issue costs associated with EPICs                                                          (1.8)             (1.8)             7.3
 Carrying value of EPICs liability                                                         152.5            (115.0)              --
 Severance and integration costs                                                            23.6             (11.3)           (12.2)
 Recognition of UK transmission income                                                     (17.0)               --               --
 Goodwill - effect of US GAAP adjustments                                                  (11.7)             (0.2)              --
 Share of associate's adjustments to conform with US GAAP                                   48.0             (40.5)            (6.1)
                                                                                   -------------     -------------    -------------
Total US GAAP adjustments                                                                   41.3            (138.6)           (12.2)
                                                                                   -------------     -------------    -------------
Net income under US GAAP                                                                   810.3           1,009.8          1,002.8
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Net income under US GAAP includes (L)527.9m (2000: (L)795.7m; 1999: (L)718.6m) relating to exceptional net gains which are treated as exceptional items under UK GAAP.

Earnings per share ("EPS")

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                                                                   810.3           1,009.8          1,002.8
Dilutive impact of 4.25% exchangeable bonds 2008                                            21.2              20.9             20.2
                                                                                   -------------     -------------    -------------
Net income after dilution                                                                  831.5           1,030.7          1,023.0
                                                                                   =============     =============    =============

                                                                                          Number            Number           Number
                                                                                         million           million          million
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares in issue - for basic EPS (note 10)                               1,475.8           1,472.9          1,466.6
Weighted average shares in issue - for diluted EPS (note 10)                             1,596.0           1,593.3          1,588.2
Basic earnings per share                                                                   54.9p             68.6p            68.4p
Diluted earnings per share                                                                 52.1p             64.7p            64.4p
-----------------------------------------------------------------------------------------------------------------------------------

Reconciliation of equity shareholders' funds to US GAAP

The following is a summary of the material adjustments to equity shareholders' funds which would have been required if US GAAP had been applied instead of UK GAAP.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2001             2000
                                                                                                              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds under UK GAAP                                                                   3,475.8          2,909.0
                                                                                                     -------------    -------------
Adjustments to conform with US GAAP
 Deferred taxation                                                                                        (1,072.4)          (916.7)
 Pensions                                                                                                    178.7            162.8
 Shares held by employee share trusts                                                                        (10.2)           (16.3)
 Ordinary dividends                                                                                          133.5            123.0
 Tangible fixed assets - reversal of partial release of impairment provision                                 (41.6)           (45.0)
 Financial instruments                                                                                       (45.5)             1.0
 Issue costs associated with EPICs                                                                             3.7              5.5
 Carrying value of EPICs liability                                                                            37.5           (115.0)
 Severance liabilities                                                                                          --              5.5
 Recognition of UK transmission income                                                                       (17.0)              --
 Regulatory assets                                                                                            37.5               --
 Goodwill - effect of US GAAP adjustments                                                                    234.1            210.6
 Share of associate's adjustments to conform with US GAAP                                                      6.8             21.3
 Other                                                                                                        (0.9)              --
                                                                                                     -------------    -------------
Total US GAAP adjustments                                                                                   (555.8)          (563.3)
                                                                                                     -------------    -------------
Equity shareholders' funds under US GAAP                                                                   2,920.0          2,345.7
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Group cash flow statement

The Group accounts include a cash flow statement prepared in accordance with FRS 1 (Revised 1996) "Cash Flow Statements" ("FRS1 (revised)"), the objectives and principles of which are substantially the same as SFAS 95 "Statement of Cash Flows" under US GAAP. The principal differences between FRS1 (revised) and SFAS 95 relate to the classification of items within the cash flow statement and the definition of cash and cash equivalents. Under UK GAAP cash flows are classified under eight standard headings whereas US GAAP only requires presentation of cash flows from three activities, being operating activities, investing activities and financing activities.

Under US GAAP, in contrast to UK GAAP, cash and cash equivalents do not include bank overdrafts but do include deposits and investments with original maturities of three months or less.

Set out below is a summary of the Group cash flow statement under US GAAP:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                  425.5             347.5            349.0
Net cash used in investing activities                                                   (1,059.8)           (736.2)          (109.6)
Net cash (used in)/provided by financing activities                                       (104.7)            596.2            512.6
                                                                                   -------------     -------------    -------------
Net (decrease)/increase in cash and cash equivalents                                      (739.0)            207.5            752.0
Cash and cash equivalents at beginning of year                                             977.3             769.8             17.8
Exchange adjustments                                                                        20.7                --               --
                                                                                   -------------     -------------    -------------
Cash and cash equivalents at end of year                                                   259.0             977.3            769.8
                                                                                   -------------     -------------    -------------
Cash and deposits per balance sheet                                                        271.2           1,011.6          1,524.5
Less: deposits with original maturities of more than three months                          (12.2)            (34.3)          (754.7)
                                                                                   -------------     -------------    -------------
Cash and cash equivalents                                                                  259.0             977.3            769.8
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Reconciliation of US GAAP to UK GAAP cash flow headings

(i) Net cash provided by operating activities principally relates to net cash inflow from operating activities, dividends from joint ventures, returns on investments and servicing of finance, excluding costs relating to the issue of debt, and taxation.

(ii) Net cash used in investing activities principally relates to capital expenditure, acquisitions and disposals and the component of management of liquid resources which comprises deposits with an original maturity of more than three months.

(iii) Net cash (used in)/provided by financing activities comprises equity dividends paid, financing, including costs relating to the issue of debt, and movements in bank overdrafts.

Comprehensive income

Comprehensive income under US GAAP is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2001              2000             1999
                                                                                            (L)m              (L)m             (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with US GAAP                                                      810.3           1,009.8          1,002.8
Other comprehensive income
 Share of associate's other comprehensive income                                           (47.5)             57.5               --
 Exchange adjustments                                                                       (3.1)            (18.1)            (0.8)
 Tax on exchange adjustments                                                                31.9                --               --
 Additional minimum pension liability                                                        2.1                --               --
 Other                                                                                       0.7                --               --
                                                                                   -------------     -------------    -------------
Comprehensive income under US GAAP                                                         794.4           1,049.2          1,002.0
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Cumulative foreign exchange losses recognised in other comprehensive income at 31 March 2001 under US GAAP were (L)22.0m (2000: (L)18.9m; 1999: (L)0.8m).

Other differences between UK and US GAAP

Under US GAAP, turnover attributable to the country of domicile is required to be identified. With minor exceptions, the vast majority of turnover attributable to "Europe" identified in note 1(a) is in respect of sales made in the United Kingdom.

UK GAAP requires the investors' share of operating profit or loss, interest and taxation relating to associates and joint ventures to be accounted for and disclosed separately from those of Group undertakings. Under US GAAP, the investors' share of the after tax profits and losses of joint ventures and associates is included within the income statement as a single line item. UK GAAP requires the investors' share of gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet. Under US GAAP, the net investment in joint ventures is shown as a single line item.

The Group reviews all long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under UK GAAP, recognition and measurement of impairment is determined on the basis of discounted cash flows attributable to income generating units. Under US GAAP, impairments of long-lived assets are determined in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and are recognised on the basis of undiscounted future cash flows and measured on the basis of discounted future cash flows. This difference has no effect on the Group accounts for the three years ended 31 March 2001.

Under UK GAAP, assets in the balance sheet are presented in ascending order of liquidity and the balance sheet is analysed between net assets and shareholders' funds. Under US GAAP, assets are presented in descending order of liquidity and the balance sheet is analysed between total assets and liabilities and shareholders' funds.

Under US GAAP, debtors falling due after more than one year of (L)1,016.5m (2000: (L)798.3m) and provisions for liabilities and charges of (L)495.8m (2000: (L)461.4m) would be classified as non-current assets and non-current liabilities respectively.

Under UK GAAP, the assets held for exchange are included in current assets. Under US GAAP, the assets held for exchange are classified as part of the investment in an associate and are equity accounted.

New US Accounting Standards and pronouncements not yet effective

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. This standard, as amended, which is effective for National Grid from 1 April 2001, requires all derivatives to be recognised in the balance sheet as either assets or liabilities and measured at fair value.

Certain derivatives which qualify for hedge accounting under UK GAAP do not meet the requirements of SFAS 133, and any change in the fair value of these instruments will be included in net income under US GAAP. The indicative effect of adopting SFAS 133, as amended, is expected to decrease equity shareholders' funds by approximately (L)14m (net of tax) at 1 April 2001.

2.  Financial information for six months ended 30 September 2001

The financial information set out in this section has been extracted without material adjustment from the unaudited financial statements of National Grid for the six months ended 30 September 2001 which were approved by the Board on 19 November 2001. In the the unaudited interim financial statements for the six months ended 30 September 2001, National Grid adopted FRS 19, "Deferred Tax", to change the method of accounting for deferred taxation from a partial to a full provision basis, and also modified the presentation of the minority interests' share of the results of associated undertakings. Consequently several restatements have been made to the comparative figures for the year ended 31 March 2001 and the six months ended 30 September 2000 and to the balance sheet as at 31 March 2001 included in the extracts from the unaudited interim financial statements set out below.

National Grid Group plc

Group profit and loss account

------------------------------------------------------------------------------------------------------
                                                           Six months ended               Year ended
                                                             30 September                  31 March
                                                   ---------------------------------    --------------
                                                              2001              2000              2001
                                                                          (restated)        (restated)
                                          Notes               (L)m              (L)m              (L)m
------------------------------------------------------------------------------------------------------
Group turnover - continuing
  operations                               2(a)            1,989.5           1,792.8           3,799.7
Operating costs                                           (1,764.3)         (1,461.5)         (3,094.2)
                                                    --------------    --------------    --------------
Operating profit of Group
  undertakings                             2(c)              225.2             331.3             705.5
Share of joint ventures' and
  associate's
  operating loss                           2(c)             (195.5)            (55.3)            (96.0)
                                                    --------------    --------------    --------------
Operating profit
- Before exceptional items
  and goodwill
   amortisation                            2(b)              384.8             362.4             739.4
- Exceptional costs                        3(a)              (17.0)            (46.8)            (45.3)
- Impairment of investments
  in joint ventures                        3(b)             (290.4)               --                --
- Goodwill amortisation                                      (47.7)            (39.6)            (84.6)

Total operating profit -
  continuing operations                    2(c)               29.7             276.0             609.5
Exceptional profit relating
  to partial disposal of
   Energis                                 3(c)               20.1             132.3             243.3
Profit on disposal of
  businesses                                                    --                --              20.1
Net interest                                  4             (152.7)           (101.0)           (255.1)
                                                    --------------    --------------    --------------
(Loss)/profit on ordinary
  activities before taxation                                (102.9)            307.3             617.8
- Taxation (excluding
  exceptional items)                          5              (23.5)            (92.1)           (182.1)
- Taxation (exceptional
  items)                                                       5.5             143.3             235.4

                                                             (18.0)             51.2              53.3
                                                    --------------    --------------    --------------
(Loss)/profit on ordinary
  activities after taxation                                 (120.9)            358.5             671.1
Minority interests                                            (3.1)             (3.7)             (6.9)
                                                    --------------    --------------    --------------
(Loss)/profit for the period                                (124.0)            354.8             664.2
Dividends                                     6              (95.6)            (89.5)           (223.0)
                                                    --------------    --------------    --------------
Retained (loss)/profit                                      (219.6)            265.3             441.2
                                                    ==============    ==============    ==============
------------------------------------------------------------------------------------------------------

National Grid Group plc

------------------------------------------------------------------------------------------------------
                                                           Six months ended               Year ended
                                                             30 September                  31 March
                                                   ---------------------------------    --------------
                                                              2001              2000              2001
                                                                          (restated)        (restated)
                                          Notes
------------------------------------------------------------------------------------------------------
(Loss)/earnings per ordinary
 share
Basic, on (loss)/profit for
 the period                                   7               (8.4)p            24.1p             45.0p
Basic, on adjusted profit
 for the period(1)                            7               13.9p             11.2p             20.0p
Diluted, on (loss)/profit
 for the period                               7               (8.4)p            22.9p             42.9p
Diluted, on adjusted profit
 for the period(1)                            7               13.5p             11.0p             19.8p

Dividends per ordinary share                  6               6.46p             6.05p            15.08p
------------------------------------------------------------------------------------------------------


Note:

(1) Adjusted profit excludes exceptional items and goodwill amortisation




Group statement of total recognised gains and losses

------------------------------------------------------------------------------------------------------
                                                           Six months ended               Year ended
                                                             30 September                  31 March
                                                   ---------------------------------    --------------
                                                              2001              2000              2001
                                                                          (restated)        (restated)
                                           Note               (L)m              (L)m              (L)m
------------------------------------------------------------------------------------------------------
(Loss)/profit for the period                                (124.0)            354.8             664.2
Exchange adjustments                                         (25.6)              0.5             (14.7)
Tax on exchange adjustments                                     --                --              31.9
                                                    --------------    --------------    --------------
Total recognised gains and
losses relating to
 the period                                                 (149.6)            355.3             681.4
                                                                      ==============    ==============
Prior period adjustment                       1             (802.3)
                                                    --------------
Total gains and losses
recognised since last
 annual report                                              (951.9)
                                                    ==============
------------------------------------------------------------------------------------------------------

National Grid Group plc

Summarised Group balance sheet

-------------------------------------------------------------------------------------------------------
                                                               At 30 September             At 31 March
                                                       -------------------------------    -------------
                                                                2001              2000             2001
                                                                            (restated)       (restated)
                                               Note             (L)m              (L)m             (L)m
-------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets - goodwill                                 1,304.6           1,337.6          1,386.2
Tangible assets                                              5,637.8           5,467.9          5,617.3
Investments
- Joint ventures                                               160.6             409.7            398.8
- Associate                                                    391.1             317.4            401.9
- Other investments                                            141.5             158.3            145.1

Total investments                                              693.2             885.4            945.8
                                                       -------------     -------------    -------------
                                                             7,635.6           7,690.9          7,949.3
                                                       -------------     -------------    -------------
Current assets
Stocks                                                          35.5              35.6             34.1
Debtors (due within one year)                                  792.9             781.4            880.4
Debtors (due after one year)                                   901.8             923.5          1,053.9
Assets held for exchange                                        16.6              16.6             16.6
Business held for resale                                          --             133.7               --
Cash and deposits                                              500.9             649.7            271.2
                                                       -------------     -------------    -------------
                                                             2,247.7           2,540.5          2,256.2
Creditors (due within one year)                             (1,450.1)         (2,138.5)        (2,213.7)
                                                       -------------     -------------    -------------
Net current assets                                             797.6             402.0             42.5
                                                       -------------     -------------    -------------
Total assets less current
liabilities                                                  8,433.2           8,092.9          7,991.8
Creditors (due after one year)                              (4,380.6)         (3,975.0)        (3,755.5)
Provisions for liabilities and
charges                                                     (1,584.9)         (1,582.9)        (1,521.0)
                                                       -------------     -------------    -------------
Net assets employed                                          2,467.7           2,535.0          2,715.3
                                                       =============     =============    =============
Capital and reserves
Called up share capital                                        174.9             174.7            174.7
Share premium account                                          286.1             275.0            276.9
Profit and loss account                                      1,971.4           2,030.6          2,221.9
                                                       -------------     -------------    -------------
Equity shareholders' funds                        8          2,432.4           2,480.3          2,673.5
Minority interests                                              35.3              54.7             41.8
                                                       -------------     -------------    -------------
                                                             2,467.7           2,535.0          2,715.3
                                                       =============     =============    =============
-------------------------------------------------------------------------------------------------------

National Grid Group plc
Summarised Group cash flow statement

------------------------------------------------------------------------------------------------------
                                                           Six months ended               Year ended
                                                             30 September                  31 March
                                                   ---------------------------------    --------------
                                                              2001              2000              2001
                                           Note               (L)m              (L)m              (L)m
------------------------------------------------------------------------------------------------------
Net cash inflow from
  operating activities                        9              548.0             343.4             810.6
Dividends from joint
  ventures                                                     6.8               8.7              20.3
Net cash outflow for returns
  on investments and
  servicing of finance                                      (102.8)           (125.0)           (306.9)
Net corporate tax refund/
  (paid)                                                      43.7             (58.4)           (137.2)
Net cash outflow for capital
  expenditure                                               (194.7)           (198.6)           (457.6)
Net cash outflow for
  acquisitions and disposals                                 (31.0)           (648.0)           (582.2)
Equity dividends paid                                       (133.4)           (123.2)           (212.5)
                                                    --------------    --------------    --------------
Net cash inflow/(outflow)
  before management of liquid
  resources and financing                                    136.6            (801.1)           (865.5)
Net cash (outflow)/inflow
  from the management of
  liquid resources                                          (225.5)            372.3             775.2
Net cash inflow from
  financing                                                  110.7             418.5              88.4
                                                    --------------    --------------    --------------
Movement in cash and
  overdrafts                                                  21.8             (10.3)             (1.9)
                                                    ==============    ==============    ==============
------------------------------------------------------------------------------------------------------

Notes

1.  Prior period adjustments

The adoption of FRS 19 has resulted in a change in the method of accounting for deferred tax, from a partial to a full provision basis. This change in accounting policy has been reflected in the accounts as a prior period adjustment in accordance with FRS 3. As a result, equity shareholders' funds at 30 September 2000 and 31 March 2001 have been reduced by (L)753.1m and
(L)802.3m respectively and the comparative amounts of profit after taxation for the six months ended 30 September 2000 and the year ended 31 March 2001 have been reduced by (L)57.8m and (L)104.8m respectively.

Prior period numbers have also been restated to reflect a revised segmental analysis of National Grid USA's results (for the six months ended 30 September 2000 only), and a revised presentation of the minority interests' share of the results of associated undertakings. The minority interests, which were previously reported within operating profit, net interest and taxation, are now included within minority interests.

2.  Segmental analysis

----------------------------------------------------------------------------------------------------------------------
                                                                           Six months ended              Year ended
                                                                             30 September                 31 March
                                                                  ---------------------------------     --------------
                                                                             2001              2000               2001
                                                                                         (restated)
a) Turnover                                                                  (L)m              (L)m               (L)m
----------------------------------------------------------------------------------------------------------------------
Transmission - UK                                                           608.5             643.2            1,315.6
Transmission - USA                                                          104.2             100.2              194.7
Distribution - USA                                                          933.5             673.1            1,519.0
Stranded costs recovery and generation - USA                                124.5             174.8              334.9
Interconnectors - UK                                                         27.5              42.4               83.6
Interconnectors - USA                                                        22.4              23.5               47.9
Telecommunications - USA                                                      6.5               4.3                9.5
Other activities(1)                                                         198.1             155.2              339.7
Sales between businesses                                                    (35.7)            (23.9)             (45.2)
                                                                   --------------    --------------     --------------
Group turnover - continuing operations                                    1,989.5           1,792.8            3,799.7
                                                                   ==============    ==============     ==============
Europe                                                                      800.5             819.1            1,696.6
North America                                                             1,189.0             973.7            2,103.1
                                                                   --------------    --------------     --------------
                                                                          1,989.5           1,792.8            3,799.7
                                                                   ==============    ==============     ==============
----------------------------------------------------------------------------------------------------------------------


Note:

(1) Turnover primarily comprises EnMO, which provides the On-the-day Commodity Market for gas trading in Great Britain, and contracting activities.

Stranded costs recovery

Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

----------------------------------------------------------------------------------------------------------------------
                                                                           Six months ended              Year ended
                                                                             30 September                 31 March
                                                                  ---------------------------------     --------------
                                                                             2001              2000               2001
b) Operating profit - before exceptional items and                                       (restated)         (restated)
    goodwill amortisation                                                    (L)m              (L)m               (L)m
----------------------------------------------------------------------------------------------------------------------
Transmission - UK                                                           243.4             242.8              486.3
Transmission - USA                                                           30.8              24.0               49.6
Distribution - USA                                                           82.9              72.6              154.8
Stranded costs recovery and generation - USA                                 24.9              39.0               61.7
Interconnectors - UK                                                          6.9              22.5               42.8
Interconnectors - USA                                                         8.4              11.0               22.3
Interconnectors - Other                                                        --              (0.4)              (0.1)
Telecommunications - USA                                                      1.8               1.6                2.9
Other activities                                                             (0.5)             (1.6)               0.8
                                                                   --------------    --------------     --------------
Group undertakings                                                          398.6             411.5              821.1
                                                                   --------------    --------------     --------------
Telecommunications - Energis                                                 (3.7)              2.4                4.4
Telecommunications - Intelig                                                (21.8)            (69.7)            (118.0)
Telecommunications - Other                                                   (6.4)             (0.6)              (3.4)
Other electricity activities                                                 18.1              18.8               35.3
                                                                   --------------    --------------     --------------
Joint ventures and associate                                                (13.8)            (49.1)             (81.7)
                                                                   --------------    --------------     --------------
Total operating profit - before exceptional items and goodwill
  amortisation                                                              384.8             362.4              739.4
                                                                   ==============    ==============     ==============
Europe                                                                      246.3             274.1              545.0
North America                                                               150.0             144.9              288.0
Latin America                                                               (14.1)            (59.0)             (97.8)
Rest of the World                                                             2.6               2.4                4.2
                                                                   --------------    --------------     --------------
                                                                            384.8             362.4              739.4
                                                                   ==============    ==============     ==============
Electricity                                                                 416.2             431.4              859.5
Telecommunications                                                          (31.4)            (69.0)            (120.1)
                                                                   --------------    --------------     --------------
                                                                            384.8             362.4              739.4
                                                                   ==============    ==============     ==============
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                           Six months ended              Year ended
                                                                             30 September                 31 March
                                                                  ---------------------------------     --------------
                                                                             2001              2000               2001
c) Operating profit - after exceptional items and                                        (restated)         (restated)
   goodwill amortisation                                                     (L)m              (L)m               (L)m
----------------------------------------------------------------------------------------------------------------------
Transmission - UK                                                           243.4             242.8              486.3
Transmission - USA                                                           24.7              18.5               37.6
Distribution - USA                                                           55.5              47.6              101.8
Stranded costs recovery and generation - USA                                 24.9              39.0               61.7
Interconnectors - UK                                                          6.9              22.5               42.8
Interconnectors - USA                                                         8.4              11.0               22.3
Interconnectors - Other                                                        --              (0.4)              (0.1)
Telecommunications - USA                                                     (0.4)             (0.5)              (1.4)
Other activities                                                             (0.5)             (2.4)              (0.2)
Exceptional costs - USA                                                      (4.3)            (46.8)             (45.3)
Exceptional costs - UK                                                      (12.7)               --                 --
Impairment of investments in joint ventures                                (120.7)               --                 --
                                                                   --------------    --------------     --------------
Group undertakings                                                          225.2             331.3              705.5
                                                                   --------------    --------------     --------------
Telecommunications - Energis                                                (15.4)             (3.8)              (9.4)
Telecommunications - Intelig                                                (21.8)            (69.7)            (118.0)
Telecommunications - Other                                                   (6.7)             (0.6)              (3.9)
Other electricity activities                                                 18.1              18.8               35.3
Impairment of investments in joint ventures                                (169.7)               --                 --
                                                                   --------------    --------------     --------------
Joint ventures and associate                                               (195.5)            (55.3)             (96.0)
                                                                   --------------    --------------     --------------
Total operating profit - after exceptional items and goodwill
  amortisation                                                               29.7             276.0              609.5
                                                                   ==============    ==============     ==============
Europe                                                                      222.0             267.9              531.2
North America                                                               110.0              64.7              172.4
Latin America                                                              (304.9)            (59.0)             (98.3)
Rest of the World                                                             2.6               2.4                4.2
                                                                   --------------    --------------     --------------
                                                                             29.7             276.0              609.5
                                                                   ==============    ==============     ==============
Electricity                                                                 365.8             353.3              748.2
Telecommunications                                                         (336.1)            (77.3)            (138.7)
                                                                   --------------    --------------     --------------
                                                                             29.7             276.0              609.5
                                                                   ==============    ==============     ==============
----------------------------------------------------------------------------------------------------------------------

3.  Exceptional items

a)  Exceptional costs

The exceptional costs of (L)17.0m ((L)11.5m after tax) substantially relate to restructuring costs incurred as a result of a business reorganisation.

b)  Impairment of investments in joint ventures

The exceptional charge of (L)290.4m ((L)290.4m after tax) relates to the write down of the Group's investments in its Latin American telecom joint ventures. The exceptional charge comprises a write-down of the carrying value of the Latin American telecom joint ventures of (L)169.7m to their estimated recoverable amounts, and the recognition of related liabilities of (L)120.7m.

c)  Partial disposal of Energis

The exceptional profit totalling (L)20.1m ((L)20.1m after tax) relating to the partial disposal of Energis arises from a reduction in the Group's interest in Energis, an associated undertaking, as a result of the issue of shares by Energis relating to the acquisition by Energis of further shares in Ision.

4.  Net interest

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Six months ended                 Year ended
                                                                                          30 September                     31 March
                                                                                ---------------------------------    --------------
                                                                                          2001               2000              2001
                                                                                                       (restated)        (restated)
                                                                                          (L)m               (L)m              (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Interest payable and similar charges                                                     136.9              164.7             350.1
Interest capitalised                                                                     (11.9)              (9.7)            (20.7)
Interest receivable and similar income                                                   (24.1)             (73.1)           (112.9)
                                                                                --------------     --------------    --------------
                                                                                         100.9               81.9             216.5
Joint ventures and associate                                                              51.8               19.1              38.6
                                                                                --------------     --------------    --------------
                                                                                         152.7              101.0             255.1
                                                                                ==============     ==============    ==============
-----------------------------------------------------------------------------------------------------------------------------------

5.  Taxation

The tax charge of (L)23.5m on profit before taxation, excluding exceptional items, for the six months ended 30 September 2001 is based on the estimated effective tax rate, excluding exceptional items, for the year ending 31 March 2002 of 26%. The tax charge for the six months ended 30 September 2001 includes all of the benefit of an adjustment to prior periods, which is also included in arriving at the estimated effective tax rate of 26% for the year ending 31 March 2002.

6.  Dividends

The interim dividend of 6.46p per ordinary share (2000: 6.05p) will be paid on 15 January 2002 to shareholders on the register on 30 November 2001.

7.  (Loss)/earnings per ordinary share

Basic loss per ordinary share for the six months ended 30 September 2001 of 8.4p (2000: earnings of 24.1p) is calculated based on a loss for the period of
(L)124.0m (2000: profit of (L)354.8m) and 1,480.5m (2000: 1,474.8m) shares -
being the weighted average number of shares in issue during the period, excluding the shares held by employee share trusts.

Basic earnings per ordinary share on the adjusted profit for the six months ended 30 September 2001 of 13.9p (2000: 11.2p) excludes exceptional items (see note 3) and goodwill amortisation totalling (L)329.5m (2000: (L)189.2m (net credit)), and is based on earnings of (L)205.5m (2000: (L)165.6m).

For the purposes of calculating diluted loss/earnings per share, loss/earnings and the weighted average number of shares have been adjusted for the effects of all dilutive potential ordinary shares.

8.  Reconciliation of movement in equity shareholders' funds

---------------------------------------------------------------------------------------------
                                                  Six months ended               Year ended
                                                    30 September                  31 March
                                          ---------------------------------    --------------
                                                    2001               2000              2001
                                                                 (restated)        (restated)
                                                    (L)m               (L)m              (L)m
---------------------------------------------------------------------------------------------
(Loss)/profit for the period                      (124.0)             354.8             664.2
Dividends                                          (95.6)             (89.5)           (223.0)
                                          --------------     --------------    --------------
                                                  (219.6)             265.3             441.2
Issue of ordinary shares                             4.1                0.3               0.9
Exchange adjustments                               (25.6)               0.5            (14.7)
Tax on exchange adjustments                           --                 --              31.9
                                          --------------     --------------    --------------
Net (decrease)/increase in equity
  shareholders' funds                             (241.1)             266.1             459.3
Equity shareholders' funds at start of
  period                                         2,673.5(1)         2,214.2           2,214.2
                                          --------------     --------------    --------------
Equity shareholders' funds at end of
  period                                         2,432.4            2,480.3           2,673.5
                                          ==============     ==============    ==============
---------------------------------------------------------------------------------------------


Note:

(1) Originally (L)3,475.8m before deducting prior period adjustment of
    (L)802.3m.

9.  Net cash inflow from operating activities

---------------------------------------------------------------------------------------------
                                                  Six months ended               Year ended
                                                    30 September                  31 March
                                          ---------------------------------    --------------
                                                    2001               2000              2001
                                                                 (restated)        (restated)
                                                    (L)m               (L)m              (L)m
---------------------------------------------------------------------------------------------
Operating profit of Group
  undertakings                                     225.2              331.3             705.5
Depreciation and amortisation                      183.5              193.8             380.0
Impairment of investments in joint
  ventures                                         120.7                 --                --
Profit on disposal of tangible fixed
  assets                                            (4.0)              (6.2)             (6.6)
Increase in stocks                                  (2.0)              (3.2)             (7.9)
Decrease/(increase) in debtors                     147.9              (76.8)           (189.8)
Decrease in creditors                             (108.7)             (79.0)            (55.3)
Decrease in provisions                             (14.4)             (12.6)            (11.7)
Other                                               (0.2)              (3.9)             (3.6)
                                          --------------     --------------    --------------
                                                   548.0              343.4             810.6
                                          ==============     ==============    ==============
---------------------------------------------------------------------------------------------


10. Movement in net debt

---------------------------------------------------------------------------------------------
                                                  Six months ended               Year ended
                                                    30 September                  31 March
                                          ---------------------------------    --------------
                                                    2001               2000              2001
                                                    (L)m               (L)m              (L)m
---------------------------------------------------------------------------------------------
Movement in cash and overdrafts                     21.8              (10.3)             (1.9)
Cash outflow/(inflow) from the
  management of liquid resources                   225.5             (372.3)           (775.2)
Increase in borrowings                            (101.4)            (415.6)            (81.4)
                                          --------------     --------------    --------------
Change in net debt resulting from
  cash flows                                       145.9             (798.2)           (858.5)
Acquisition of Group undertakings                     --             (161.9)           (162.2)
Certificates of tax deposit
  surrendered                                         --                 --              (3.6)
Exchange adjustments                                60.6             (138.1)           (218.0)
Other non-cash movements                            (7.3)              (4.3)            (12.3)
                                          --------------     --------------    --------------
Movement in net debt in the period                 199.2           (1,102.5)         (1,254.6)
Net debt at start of period                     (3,918.2)          (2,663.6)         (2,663.6)
                                          --------------     --------------    --------------
Net debt at end of period                       (3,719.0)          (3,766.1)         (3,918.2)
                                          ==============     ==============    ==============
---------------------------------------------------------------------------------------------

11. Differences between UK and US GAAP

The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain respects from US GAAP. The significant adjustments necessary to restate net income and equity shareholders' funds in accordance with US GAAP are set out below.



------------------------------------------------------------------------------------------------------------------------------
                                                                                   Six months ended              Year ended
                                                                                     30 September                 31 March
                                                                           ---------------------------------    --------------
                                                                                     2001               2000              2001
                                                                                                  (restated)        (restated)
a) Net income                                                                        (L)m               (L)m              (L)m
------------------------------------------------------------------------------------------------------------------------------
Profit for the period, excluding exceptional items                                  157.8              126.0             210.7
Exceptional items after taxation                                                   (281.8)             228.8             453.5
                                                                           --------------     --------------    --------------
Net (loss)/income under UK GAAP                                                    (124.0)             354.8             664.2
                                                                           --------------     --------------    --------------
Adjustments to conform with US GAAP:
Deferred taxation                                                                    25.3              (29.6)            (27.2)
Pensions                                                                             15.2                9.6              18.9
Share option schemes                                                                 (0.7)              (4.8)             (5.3)
Tangible fixed assets                                                                 1.7                1.7               3.4
Financial instruments                                                               (84.2)               5.1             (55.4)
Issue costs associated with EPICs                                                    (0.9)              (0.9)             (1.8)
Carrying value of EPICs liability                                                   179.7               65.0             152.5
Severance and integration costs                                                        --               38.7              23.6
Recognition of income                                                                 5.9              (12.7)            (17.0)
Goodwill                                                                             35.7               (1.0)             (1.6)
Share of joint ventures' and associate's adjustments to conform with
  US GAAP                                                                           (17.9)              21.5              56.0
Other                                                                                 0.7                 --                --
                                                                           --------------     --------------    --------------
Total US GAAP adjustments                                                           160.5               92.6             146.1
                                                                           --------------     --------------    --------------
Net income under US GAAP                                                             36.5              447.4             810.3
                                                                           ==============     ==============    ==============
Basic earnings per share - US GAAP                                                    2.5p              30.3p             54.9p
Diluted earnings per share - US GAAP                                                  2.5p              28.7p             52.1p
------------------------------------------------------------------------------------------------------------------------------


Net income under US GAAP includes a net loss of (L)281.3m (2000 and year ended 31 March 2001 net gains of (L)267.7m and (L)527.9m respectively) which are treated as exceptional items under UK GAAP.

------------------------------------------------------------------------------------------------------------------------------
                                                                                   At 30 September               At 31 March
                                                                           ---------------------------------    --------------
                                                                                     2001               2000              2001
                                                                                                  (restated)        (restated)
b) Equity shareholders' funds                                                        (L)m               (L)m              (L)m
------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds under UK GAAP                                          2,432.4            2,480.3           2,673.5
                                                                           --------------     --------------    --------------
Adjustments to conform with US GAAP:
Deferred taxation                                                                   (25.7)             (48.0)            (47.2)
Pensions                                                                            194.4              175.1             178.7
Shares held by employee share trusts                                                 (4.9)             (13.6)            (10.2)
Ordinary dividends                                                                   95.6               89.5             133.5
Tangible fixed assets                                                               (39.9)             (43.3)            (41.6)
Financial instruments                                                               (99.3)               6.1             (45.5)
Issue costs associated with EPICs                                                     2.8                4.6               3.7
Carrying value of EPICs liability                                                   217.2              (50.0)             37.5
Severance liabilities                                                                  --                4.1                --
Recognition of income                                                               (11.1)             (12.7)            (17.0)
Goodwill                                                                             68.1               40.9              34.1
Share of joint ventures' and associate's adjustments to conform with
  US GAAP                                                                           (34.1)              28.3              21.3
Other adjustments                                                                    (2.3)               2.0              (0.8)
                                                                           --------------     --------------    --------------
Total US GAAP adjustments                                                           360.8              183.0             246.5
                                                                           --------------     --------------    --------------
Equity shareholders' funds under US GAAP                                          2,793.2            2,663.3           2,920.0
                                                                           ==============     ==============    ==============
------------------------------------------------------------------------------------------------------------------------------


National Grid has adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS 142 "Accounting for Goodwill and Other Intangible Assets" with effect from 1 April 2001. However, the associate has not applied SFAS 142 with effect from 1 April 2001, and consequently the US GAAP results reflect National Grid's share of the associate's goodwill amortisation.

SFAS 133, as amended by SFAS 137 and SFAS 138, establishes accounting and reporting standards for derivative instruments and hedging activities. The effect of adopting SFAS 133 at 1 April 2001 has been to reduce US GAAP net income and equity shareholders' funds by (L)13.9m (net of tax).

SFAS 142 requires that goodwill should no longer be amortised and that it must be reviewed for impairment ("transitional goodwill impairment test") within six months of adoption, and annually thereafter. The transitional goodwill impairment test conducted at 1 April 2001, revealed that National Grid had no impairment to recognise.

If SFAS 142 had been in effect for the six months ended 30 September 2000 and the year ended 31 March 2001, reported net income under US GAAP would have been higher by (L)33.6m and (L)70.9m respectively.

12. Basis of preparation

The financial information contained in this announcement has, with the exception of the change in accounting policy resulting from the adoption of FRS 19 (see note 1) and SFAS 133 and 142 (see note 11), been prepared on the basis of the accounting policies set out in the Annual Report and Form-20F for the year ended 31 March 2001 and does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The financial information in respect of the year ended 31 March 2001 has been derived from the statutory accounts for the year ended 31 March 2001, which have been delivered to the Registrar of Companies. The auditors' report on those statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The financial information in respect of the six months ended 30 September 2001 is unaudited but has been reviewed by the auditors.

                                     PART V

                    FINANCIAL INFORMATION ON NIAGARA MOHAWK


1.  Financial information for the three years ended 31 December 2000

The financial information set out in this section has been extracted without material adjustment from the 2000 and 1999 Annual Reports of Niagara Mohawk. These Annual Reports include the audited consolidated financial statements of Niagara Mohawk for the years ended 31 December 1999 and 2000 and of Niagara Mohawk Power for the year ended 31 December 1998. Niagara Mohawk became the new holding company of Niagara Mohawk Power in 1999.

Niagara Mohawk's prior years consolidated financial statements have been prepared from Niagara Mohawk Power's prior years consolidated financial statements, except that accounts have been reclassified to reflect Niagara Mohawk's structure.

Following the adoption of SFAS 133 with effect from 1 January 2001, certain restatements have been made to the comparative balance sheet as at 31 December 2000 reported in unaudited financial information of Niagara Mohawk for the nine months ended 30 September 2001, set out in section 2 below. These restatements have not been reflected in this section 1.

The financial information has been prepared in accordance with US GAAP and under the accounting policies set out in the notes below. US GAAP differs from UK GAAP in certain material respects. The main differences between the accounting policies adopted by Niagara Mohawk and Niagara Mohawk Power under US GAAP and those adopted by National Grid (and to be adopted by New National
Grid) under UK GAAP relate to the accounting for pension costs, deferred taxation, allowance for equity funds used during construction and derivative financial instruments. A summary of these differences for each of the three years to and as at 31 December 2000, is set out in section 3 below.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Consolidated Statements of Income and Retained Earnings

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended 31 December
                                                                                   ------------------------------------------------
                                                                                            2000              1999             1998
                                                                          Notes           $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues:
 Electric                                                                              3,799,926         3,464,901        3,390,501
 Gas                                                                                     733,197           611,226          601,276
 Other                                                                                     6,149             8,059              643
                                                                                   -------------     -------------    -------------
                                                                                       4,539,272         4,084,186        3,992,420
                                                                                   -------------     -------------    -------------
Operating expenses:
 Electricity purchased                                                                 1,714,946         1,012,811        1,138,453
 Fuel for electric generation                                                             74,340           189,657          239,982
 Gas purchased                                                                           434,044           298,120          308,315
 Other operation and maintenance                                                         913,710           933,517          957,247
 Power Choice charge                                                                          --                --          263,227
 Amortisation/accretion of MRA(1)/IPP(2) buyout costs                                    375,487           363,374          119,409
 Depreciation and amortisation                                                           312,337           345,473          355,919
 Other taxes                                                                  1          284,558           412,458          460,647
                                                                                   -------------     -------------    -------------
                                                                                       4,109,422         3,555,410        3,843,199
                                                                                   -------------     -------------    -------------
Operating income                                                                         429,850           528,776          149,221
Other income (deductions)                                                                (13,542)            3,938           60,764
                                                                                   -------------     -------------    -------------
Income before interest charges                                                           416,308           532,714          209,985
Interest charges                                                                         437,274           485,240          397,178
Preferred dividend requirement of subsidiary                                              31,437            36,808           36,555
                                                                                   -------------     -------------    -------------
Income (loss) before income taxes                                                        (52,403)           10,666         (223,748)
Income taxes                                                                              (6,769)           21,947          (66,368)
                                                                                   -------------     -------------    -------------
Loss before extraordinary item                                                           (45,634)          (11,281)        (157,380)
Extraordinary item - Loss from the extinguishment of debt,
net of income taxes                                                           4             (909)          (23,807)              --
                                                                                   -------------     -------------    -------------
Net loss                                                                                 (46,543)          (35,088)        (157,380)
Retained earnings at beginning of year                                                   610,952           646,040          803,420
                                                                                   -------------     -------------    -------------
Retained earnings at end of year                                                         564,409           610,952          646,040
                                                                                   =============     =============    =============
Average number of shares of common stock outstanding (in
  thousands)                                                                             167,383           186,689          166,186
                                                                                   -------------     -------------    -------------
Basic and diluted loss per average share of common stock
  before extraordinary item                                                       $        (0.27)   $        (0.06)  $        (0.95)
Extraordinary item per average share of common stock                              $        (0.01)   $        (0.13)  $           --
                                                                                   -------------     -------------    -------------
Basic and diluted loss per average share of common stock                          $        (0.28)   $        (0.19)  $        (0.95)
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


(1) Master Restructuring Agreement

(2) Independent Power Producer

Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Consolidated Statements of Comprehensive Income

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended 31 December
                                                                                   ------------------------------------------------
                                                                                            2000              1999             1998
                                                                                          $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                 (46,543)          (35,088)        (157,380)
                                                                                   -------------     -------------    -------------
Other comprehensive income (loss):
 Unrealised gains on securities, net of tax                                                 (657)              113              304
 Foreign currency translation adjustment                                                  (3,355)            5,448           (6,896)
 Additional minimum pension liability                                                     (1,649)           (5,967)              --
                                                                                   -------------     -------------    -------------
Other comprehensive loss                                                                  (5,661)             (406)          (6,592)
                                                                                   -------------     -------------    -------------
Comprehensive loss                                                                       (52,204)          (35,494)        (163,972)
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  As at 31 December
                                                                                   ------------------------------------------------
                                                                                            2000              1999             1998
                                                                          Notes           $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Utility plant:                                                                1
Electric plant                                                                         7,179,329         7,221,762        8,826,650
Nuclear fuel                                                                             672,259           630,321          604,213
Gas plant                                                                              1,310,649         1,263,168        1,179,716
Common plant                                                                             349,751           364,718          349,066
Construction work in progress                                                            289,634           312,322          471,802
                                                                                   -------------     -------------    -------------
Total utility plant                                                                    9,801,622         9,792,291       11,431,447
Less accumulated depreciation and amortisation                                         4,019,282         3,904,049        4,553,488
                                                                                   -------------     -------------    -------------
Net utility plant                                                                      5,782,340         5,888,242        6,877,959
                                                                                   -------------     -------------    -------------
Other property and investments                                                           596,036           484,735          411,106
                                                                                   -------------     -------------    -------------
Current assets:
Cash, including temporary cash investments of $66,796,
  $90,029 and $122,837 respectively                                                      108,343           116,164          172,998
Accounts receivable (less allowance for doubtful accounts of
  $62,600, $61,400 and $47,900 respectively)                                1,8          470,820           373,510          427,588
Materials and supplies, at average cost:
 Coal and oil for production of electricity                                                2,681             9,263           42,299
 Gas storage                                                                              53,863            39,166           38,803
 Other                                                                                    90,750            90,605          118,855
Swap hedges receivable                                                                    49,911                --          130,411
Prepaid taxes                                                                             19,393            21,489           17,282
Other                                                                                     74,110            24,042           22,208
                                                                                   -------------     -------------    -------------
                                                                                         869,871           674,239          970,444
                                                                                   -------------     -------------    -------------
Regulatory assets:                                                            2
MRA regulatory asset                                                                   3,328,720         3,686,019        4,045,647
Swap contracts regulatory asset                                                          625,103           505,723          535,000
Regulatory tax asset                                                                     408,303           483,546          425,898
IPP buyout costs                                                                         234,117           260,873           41,971
Deferred environmental restoration costs                                      8          285,000           240,000          220,000
Deferred loss on sale of assets                                                          158,333           135,229               --
Post-retirement benefits other than pensions                                              45,084            48,937           52,701
Unamortised debt expense                                                                  39,823            44,903           51,922
Other                                                                                    191,524           112,556           95,090
                                                                                   -------------     -------------    -------------
                                                                                       5,316,007         5,517,786        5,468,229
                                                                                   -------------     -------------    -------------
Other assets                                                                              78,081           105,433          133,449
                                                                                   -------------     -------------    -------------
                                                                                      12,642,335        12,670,435       13,861,187
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  As at 31 December
                                                                                   ------------------------------------------------
                                                                                            2000              1999             1998
                                                                          Notes           $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Capitalisation and Liabilities
 Capitalisation:                                                              4
 Common stockholders' equity
 Common stock, outstanding 160,239,818, 177,364,863 and nil
   shares, respectively                                                                    1,874             1,874               --
 Common stock of Niagara Mohawk Power, issued and
   outstanding 187,364,863 shares                                                             --                --          187,365
 Treasury stock, at cost - 27,125,045, 10,000,000 and nil
   shares, respectively                                                                 (407,193)         (157,167)              --
 Capital stock premium and expense                                                     2,547,885         2,546,630        2,362,531
 Accumulated other comprehensive income                                                  (31,861)          (26,200)         (25,794)
 Retained earnings                                                                       564,409           610,952          646,040
                                                                                   -------------     -------------    -------------
                                                                                       2,675,114         2,976,089        3,170,142
 Preferred stock of subsidiary:
   Not subject to mandatory redemption                                                   440,000           440,000          440,000
   Subject to mandatory redemption                                                        53,750            61,370           68,990
 Long-term debt                                                                        4,678,963         5,042,588        6,417,225
                                                                                   -------------     -------------    -------------
 Total capitalisation                                                                  7,847,827         8,520,047       10,096,357
                                                                                   -------------     -------------    -------------
 Current liabilities:
 Short-term debt                                                              5          110,000                --               --
 Long-term debt due within one year                                           4          628,325           613,740          312,240
 Sinking fund requirements on redeemable preferred stock of
   subsidiary                                                                 4            7,620             7,620            7,620
 Accounts payable                                                                        482,965           288,223          197,124
 Payable on outstanding bank cheques                                                      28,536            22,067           39,306
 Customers' deposits                                                                      18,807            15,255           17,148
 Accrued taxes                                                                             9,881             1,408            6,254
 Accrued interest                                                                         98,408            67,593          132,236
 Accrued vacation pay                                                                     34,607            35,334           38,727
 Deferred gain on hedging activity                                            1           38,801                --               --
 Other                                                                                   137,953            67,068           91,877
                                                                                   -------------     -------------    -------------
                                                                                       1,595,903         1,118,308          842,532
                                                                                   -------------     -------------    -------------
 Regulatory and other liabilities:
 Accumulated deferred income taxes                                         1, 6        1,472,818         1,568,957        1,511,417
 Liability for swap contracts                                                 9          778,229           663,718          693,363
 Employee pension and other benefits                                          7          218,569           226,223          235,376
 Deferred gain on swap contracts                                                          66,405                --               --
 Unbilled gas revenues                                                        1           18,852            14,552           30,652
 Other                                                                                   358,732           318,630          231,490
                                                                                   -------------     -------------    -------------
                                                                                       2,913,605         2,792,080        2,702,298
                                                                                   -------------     -------------    -------------
 Commitments and contingencies:                                            2, 8
 Liability for environmental restoration                                                 285,000           240,000          220,000
                                                                                   -------------     -------------    -------------
                                                                                      12,642,335        12,670,435       13,861,187
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Consolidated Statements of Cash Flows

Increase/(Decrease) in Cash

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended 31 December
                                                                                   ------------------------------------------------
                                                                                            2000              1999             1998
                                                                                          $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net loss                                                                                 (46,543)          (35,088)        (157,380)
Adjustments to reconcile net income to net cash provided by (used in)
  operating activities:
 Power Choice charge                                                                          --                --          263,227
 Amortisation/accretion of MRA/IPP buyout costs                                          375,487           363,374          119,409
 Depreciation and amortisation                                                           312,337           345,473          355,919
 Amortisation of nuclear fuel                                                             29,379            28,285           30,798
 Extraordinary loss on extinguishment of debt, net of taxes                                  887             9,627               --
 Provision for deferred income taxes                                                     (20,418)           (8,325)          97,606
 Unbilled revenues                                                                         4,300           (16,100)         (12,629)
 Net accounts receivable (net of changes in accounts
   receivable sold)                                                                      (97,310)           54,078           64,656
 Materials and supplies                                                                  (11,821)           21,800          (14,341)
 Accounts payable and accrued expenses                                                   163,229            50,358          (38,712)
 Accrued interest and taxes                                                               39,288           (53,361)          66,842
 Changes in MRA and IPP buyout costs regulatory assets                                    36,132          (193,172)      (3,978,039)
 Deferral of MRA interest rate savings                                                    20,469            28,006           10,741
 Refundable federal income taxes                                                              --           130,411         (130,411)
 Changes in other assets and liabilities                                                  21,549            33,065           45,304
                                                                                   -------------     -------------    -------------
Net cash provided by (used in) operating activities                                      826,965           758,431       (3,277,010)
                                                                                   -------------     -------------    -------------
Cash flows from investing activities:
Construction additions                                                                  (231,892)         (271,973)        (365,396)
Nuclear fuel                                                                             (41,938)          (26,108)         (26,804)
Less: Allowance for other funds used during construction                                   2,450             5,366            8,626
                                                                                   -------------     -------------    -------------
 Acquisition of utility plant                                                           (271,380)         (292,715)        (383,574)
Materials and supplies related to construction                                              (930)            1,586             (219)
Accounts payable and accrued expenses related to construction                             40,807            12,589           (9,678)
Proceeds from the sale of generation assets                                               47,500           860,080               --
Other investments                                                                       (111,823)          (73,482)         (35,069)
Other                                                                                      2,823           (17,272)         (18,551)
                                                                                   -------------     -------------    -------------
Net cash provided by (used in) investing activities                                     (293,003)          490,786         (447,091)
                                                                                   -------------     -------------    -------------
Cash flows from financing activities:
Issuance of Niagara Mohawk common stock                                                       --                --          316,389
Proceeds from long-term debt                                                             260,000                --        3,361,178
Proceeds from preferred stock of subsidiary                                                   --           150,000               --
Reduction in preferred stock of subsidiary                                                (7,620)         (157,620)         (10,120)
Reductions in long-term debt                                                            (653,086)       (1,134,020)        (135,000)
Net change in short-term debt                                                            110,000                --               --
Purchase of treasury stock                                                              (250,026)         (157,167)              --
Other                                                                                     (1,051)           (7,244)         (13,580)
                                                                                   -------------     -------------    -------------
Net cash provided by (used in) financing activities                                     (541,783)       (1,306,051)       3,518,867
                                                                                   -------------     -------------    -------------
Net decrease in cash                                                                      (7,821)          (56,834)        (205,234)
Cash at beginning of year                                                                116,164           172,998          378,232
                                                                                   -------------     -------------    -------------
Cash at end of year                                                                      108,343           116,164          172,998
                                                                                   =============     =============    =============
Supplemental disclosures of cash flow information:
Interest paid                                                                            367,297           512,735          315,541
Income taxes paid (refunded)                                                              15,911          (118,052)         (12,127)
-----------------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

Supplemental schedule of non-cash financing activities:

On 18 March 1999, Niagara Mohawk issued 187,364,863 shares of common stock in a share-for-share exchange for Niagara Mohawk Power's outstanding common stock.

Niagara Mohawk Power issued 20,546,264 shares of common stock, valued at $14.75 per share ($303.1 million) to the IPP Parties on 30 June 1998.




   The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Notes to Consolidated Financial Statements

Note 1 - Summary Of Significant Accounting Policies

Holding Company Formation

On 18 March 1999, Niagara Mohawk Power was reorganised into a holding company structure in accordance with its Agreement and Plan of Exchange between Niagara Mohawk Power and Niagara Mohawk. Niagara Mohawk was incorporated on 2 April 1998 as a wholly-owned subsidiary of Niagara Mohawk Power. Niagara Mohawk Power's outstanding common stock was exchanged on a share-for-share basis for Niagara Mohawk's common stock. Niagara Mohawk Power's preferred stock and debt were not exchanged as part of the share exchange and continue as obligations of Niagara Mohawk Power. Upon the share exchange on 18 March 1999, shares originally issued to Niagara Mohawk Power were cancelled. The reorganisation was accounted for at net book value.

Subsidiaries

On 31 March 1999, Niagara Mohawk Power distributed its ownership in the stock of Opinac North America, Inc. ("Opinac") as a dividend to Niagara Mohawk, which was accounted for using the net book value of Opinac. The dividend completed the holding company structure, with Niagara Mohawk owning 100 per cent. of the common stock of its two subsidiaries, Niagara Mohawk Power and Opinac. Niagara Mohawk Power and its subsidiaries manage all regulated activities and comprise 97 per cent. of the assets and 86 per cent. of the revenues of Niagara Mohawk. Opinac and its subsidiaries consist of an energy marketing and trading company, and investments in energy related services and businesses, an electric utility (Canadian Niagara Power Company, Limited, "CNP"), a developmental stage telecommunications company (Telergy, Inc.), and a research and development company (EVonyx, Inc.) that has developed and intends to commercialise new fuel cell and battery technology and manage investments in energy related services businesses. Opinac accounts for its investments in Telergy, Inc. and EVonyx, Inc. using the cost method, and uses the equity method to account for its interest in CNP. Niagara Mohawk's management has determined it will pursue a sale of the energy marketing business of Niagara Mohawk Energy, Inc. ("Niagara Mohawk Energy") in 2001. The energy marketing business had revenues of $635 million and income from continuing operations of $2.8 million in 2000.

Basis of Presentation

Niagara Mohawk Power is subject to regulation by the NYPSC and the FERC with respect to its rates for service under a methodology, which establishes prices, based on Niagara Mohawk Power's cost. Niagara Mohawk's accounting policies conform to US GAAP, including the accounting principles for rate-regulated entities with respect to Niagara Mohawk Power's nuclear, transmission, distribution and gas operations (regulated business), and are in accordance with the accounting requirements and ratemaking practices of the regulatory authorities.

Niagara Mohawk's consolidated financial statements include the accounts of Niagara Mohawk and its wholly owned subsidiaries. Inter-company balances and transactions have been eliminated. The notes to the Consolidated Financial Statements apply to both Niagara Mohawk and Niagara Mohawk Power unless otherwise stated. Niagara Mohawk's 1998 consolidated financial statements have been prepared from Niagara Mohawk Power's 1998 consolidated financial statements, except that accounts have been reclassified to reflect Niagara Mohawk's structure.

The closing of the MRA, which occurred on 30 June 1998, and the implementation of Power Choice on 1 September 1998, have depressed and will continue to depress earnings substantially during the five-year term of Power Choice. The ability of Niagara Mohawk to improve earnings in the future will depend on the outcome of the regulatory process, including the effect on rates proposed in connection with the pending merger with National Grid. See Note 12 for a discussion of the pending merger. The closing on the sale of the fossil and hydro generation assets at various times during 1999 and 2000 has also affected the comparability of the financial statements. See Note 2 for a further discussion of the MRA and the generation asset sales.

The income statements and cash flow statements for Niagara Mohawk for the three years ended 31 December 2000 reflect the reclassification of the amortisation and accretion associated with certain costs incurred as part of the MRA and additional IPP contract buyouts from "Other Operation and Maintenance Expenses" to "Amortisation/Accretion of MRA/IPP Buyout Costs." The following table outlines the components of the line item "Amortisation/ Accretion of MRA/IPP Buyout Costs:"

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended 31 December
                                                                                            2000              1999             1998
                                                                                           $'000             $'000            $'000
-----------------------------------------------------------------------------------------------------------------------------------
Amortisation of MRA regulatory asset                                                     386,499           386,499          128,833
Accretion to MRA regulatory asset (Senior Discount Note)                                 (29,199)          (26,867)          (8,411)
Other MRA related amortisation                                                           (17,914)           (7,955)          (4,018)
Amortisation of other IPP buyout costs                                                    36,101            11,697            3,005
                                                                                   -------------     -------------    -------------
                                                                                         375,487           363,374          119,409
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------

The income statements, balance sheet and cash flow statements for Niagara Mohawk reflect the accounting and ratemaking treatment as directed by the NYPSC as a result of May 2000 New York State tax law changes, whereby the gross receipts tax has been replaced by a state income tax retroactive to 1 January 2000. The NYPSC issued an order on 21 December 2000 that requires the deferral and pass back of any net tax reduction savings to customers. Accordingly, Niagara Mohawk has reduced electric revenues by $31.1 million and gas revenues by $7.3 million for the year ended 31 December 2000 and recorded a corresponding liability to customers of $38.8 million (including $0.4 million in carrying charges), which is reflected in the "Other" current liabilities line item on the balance sheet for the year ended 31 December 2000.

In addition, the income statements also reflect the reclassification of $5.6 million for the year ended 31 December 2000 from the "Other taxes" line item to the "Income taxes" line item. Niagara Mohawk provides for federal and state income taxes in accordance with SFAS 109, "Accounting for Income Taxes." See
Note 6. Federal, State and Foreign Income Taxes for the impact of the application of SFAS 109, for the year ended 31 December 2000 on accumulated deferred income taxes. The cash flow statements for Niagara Mohawk reflect the above-mentioned income statement and balance sheet changes.

The consolidated cash flow statements for Niagara Mohawk have been presented to reflect the closings of the sales of the fossil and hydro generation assets, such that certain individual line items are net of the effects of the sales.

Estimates

In order to conform with US GAAP, management is required to use estimates in the preparation of Niagara Mohawk's financial statements. Actual results could differ from those estimates.

Utility Plant

The cost of additions to utility plant and replacements of retirement units of property are capitalised. Costs include direct material, labour, overhead and allowance for funds used during construction ("AFC"). Replacement of minor items of utility plant and the cost of current repairs and maintenance are charged to expense. Whenever utility plant is retired, its original cost, together with the cost of removal, less salvage, is charged to accumulated depreciation.

The output of the co-owned generation units, Roseton Units No. 1 and 2 (which has a capability of 1,200 MW) and Nine Mile Point Nuclear Station Unit No. 2, and related expenses are shared in the same proportions as the co-tenants' respective ownership interests. Niagara Mohawk Power's share of expenses associated with these plants are included in the appropriate operating expenses in Niagara Mohawk's Consolidated Statements of Income.

Allowance For Funds Used During Construction

Niagara Mohawk Power capitalises AFC in amounts equivalent to the cost of funds devoted to plant under construction for its regulated business. AFC rates are determined in accordance with FERC and NYPSC regulations. The AFC rate in effect at 31 December 2000 was 8.86 per cent. AFC is segregated into its two components, borrowed funds and other funds, and is reflected in the "Interest charges" and "Other income" sections, respectively, in Niagara Mohawk's Consolidated Statements of Income. The amount of AFC credits recorded in each of the three years ended 31 December, in thousands of dollars, was as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2000              1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
Other income                                                                               2,450             5,366            8,626
Interest charges                                                                           3,161             7,252           10,228
-----------------------------------------------------------------------------------------------------------------------------------


The above amounts include capitalised interest for fossil and hydro generation of $57,000 for 2000, $518,000 for 1999 and $1,034,000 for 1998.

Depreciation, Amortisation and Nuclear Generation Plant Decommissioning Costs

For accounting and regulatory purposes, Niagara Mohawk Power's depreciation is computed on the straight-line basis using the licence lives for its nuclear class of depreciable property (licence lives are disclosed in Note 3) and the average service lives for all other classes. Niagara Mohawk Power performs depreciation studies to determine service lives of classes of property and adjusts the depreciation rates when necessary.

The weighted average service life in years for each asset category are presented in the table below:

-----------------------------------------------------------------------------------------------------------------------------------
Asset Category                                                                              2000              1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
Electric                                                                                      28                28               28
Gas                                                                                           40                41               41
Common                                                                                        17                16               15
-----------------------------------------------------------------------------------------------------------------------------------


Estimated decommissioning costs (costs to remove a nuclear plant from service in the future) for Niagara Mohawk Power's Unit 1 and its share of Unit 2 are being accrued over the service lives of the units, recovered in rates through an annual allowance and currently charged to operations through depreciation. Niagara Mohawk Power currently recognises the liability for nuclear decommissioning over the service life of the plants as an increase to accumulated depreciation. As discussed in Notes 2 and 3, Niagara Mohawk Power has announced an agreement to sell its nuclear assets. As part of the agreement, Niagara Mohawk Power will transfer its decommissioning liability, as well as the balance in the external decommissioning funds at the time of the transfer. See Note 3 for more information on the decommissioning funds. Absent such a nuclear sale, Niagara Mohawk Power plans to decommission both units using a method which removes or decontaminates the units' components.

Amortisation of the cost of nuclear fuel is determined on the basis of the quantity of heat produced for the generation of electric energy. The cost of disposal of nuclear fuel, which is currently $.001 per kWh of net generation available for sale, is based upon a contract with the US Department of Energy ("DOE"). These costs are charged to operating expense as part of fuel for electric generation.

Regulated Revenues

Niagara Mohawk Power bills its customers on a monthly cycle basis at approved tariffs based on energy delivered and a minimum customer service charge. Revenues are determined based on these bills plus an estimate for unbilled energy delivered between the cycle billing date and the end of the accounting period. In February 1999, a new customer service billing system was implemented which converted all customers previously billed on a bi-monthly cycle to a monthly basis. The unbilled revenues included in accounts receivable at 31 December 2000 and 1999 were $153.6 million and $143.9 million, respectively.

In accordance with Power Choice, Niagara Mohawk Power recognises changes in accrued unbilled electric revenues in its results of operations. Previously, Niagara Mohawk Power did not recognise accrued unbilled electric revenues in its results of operations until authorised and used them to reduce future revenue requirements. Such amounts were included in "Other Liabilities" pending regulatory disposition. Under the Power Choice agreement, $8.6 million of unrecognised unbilled electric revenues as of 1 September 1998, the implementation date of Power Choice, were netted with certain other regulatory assets and liabilities and any subsequent changes in the estimated unbilled electric revenues are recognised currently in results of operations.

Pursuant to Niagara Mohawk Power's 2000 three-year gas settlement, changes in accrued unbilled gas revenues are deferred. At 31 December 2000 and 1999, $18.9 million and $14.6 million, respectively, of unbilled gas revenues remain unrecognised in results of operations. Niagara Mohawk Power cannot predict when unbilled gas revenues will be allowed to be recorded as revenues.

Prior to 1 September 1998, Niagara Mohawk Power's tariffs included an electric fuel adjustment clause, such that electricity costs above or below the levels allowed in approved rate schedules were billed or credited to customers. Niagara Mohawk Power, as authorised by the NYPSC, charged operations for electricity cost variances in the period of recovery. Under the Power Choice agreement, the electric fuel adjustment clause was discontinued as of 1 September 1998.

The NYPSC approved a three-year gas rate settlement agreement on 19 July 2000 that includes a provision for the continuation of a full gas cost collection mechanism, effective 1 August 2000. This gas cost collection mechanism was originally reinstated in an interim agreement that became effective 1 November 1999. The Niagara Mohawk Power gas cost collection mechanism provides for the collection or pass back of increases or decreases in purchased gas costs.

Unregulated Revenues

Unregulated revenues and the related costs of gas and electricity are accrued and recorded in the month of delivery, based on contract price and quantity of natural gas and electricity transmission reservation volumes contracted for. Adjustments are made to reflect actual volumes delivered or purchased when the actual volumetric information becomes available from the transporters. Such adjustments have been historically immaterial. With respect to the accounting related to revenues that Niagara Mohawk Energy receives from energy trading, see "Niagara Mohawk Energy - Trading Activities" below.

Federal and State Income Taxes

As directed by the NYPSC, Niagara Mohawk Power defers any amounts payable pursuant to the alternative minimum tax rules. Deferred investment tax credits are amortised over the useful life of the underlying property. Deferred investment tax credits related to the assets that have been sold are taken into income in accordance with Internal Revenue Service ("IRS") rules. Niagara Mohawk and its US subsidiaries file a consolidated federal and state income tax return. Income taxes are allocated to each company based on its taxable income. Regulated federal and state income taxes are recorded under the provisions of SFAS 109.

Unregulated Federal and State Income Taxes

Unregulated federal and state income taxes are recorded under the provisions of SFAS 109.

Statements of Cash Flows

Niagara Mohawk considers all highly liquid investments, purchased with an original maturity of three months or less, to be cash equivalents.

Treasury Stock

In 1999 and 2000 Niagara Mohawk Power repurchased Niagara Mohawk's common stock. The cost to acquire Niagara Mohawk's common stock by Niagara Mohawk Power is presented as "Treasury stock" in Niagara Mohawk's financial statements.

Earnings per Share

Basic EPS is computed based on the weighted average number of common shares outstanding for the period. Treasury stock is not considered outstanding and thus reduces the weighted average shares outstanding. The number of options outstanding at 31 December 2000, 1999 and 1998 that could potentially dilute basic EPS is immaterial. Therefore, the calculation of both basic and dilutive EPS is the same for each period.

Derivatives

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." Niagara Mohawk will be required to adopt this standard beginning 1 January 2001. SFAS 133 requires companies to record all derivatives, as defined by SFAS 133, on the balance sheet as assets or liabilities, measured at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as one of the following:

o Fair-value hedge - a hedge of the exposure to changes, attributable to a particular risk, in the fair value of (1) a recognised asset or liability or (2) an unrecognised firm commitment.

o Cash-flow hedge - a hedge of the exposure to variability, attributable to a particular risk, in the cash flows of (1) a recognised asset or liability or (2) a forecasted transaction.

Gains or losses resulting from the changes in the fair values of the derivatives will be accounted for depending on the use of the derivative, whether it qualifies for hedge accounting, and if the hedge is effective. Effectiveness is defined to mean that cumulative changes in the value of the hedging instrument should be between 80 per cent. and 125 per cent. of the inverse cumulative changes in the fair value or cash flows of the hedged item. Where the instrument is exchange traded, the fair value of the hedge is determined by reference to published market prices. Where the instrument is not exchange traded, fair value is measured by referring to various brokers' quotations, published forecasts, or other available market data.

The effective portion of gains or losses on derivatives designated and qualifying as cash flow hedges are deferred in Other Comprehensive Income until the hedged transaction is settled. The ineffective portion of gains or losses on derivatives designated and qualifying as cash flow hedges is recorded in earnings. At the time the hedged transaction is settled, the gain or loss is reclassified into earnings from Other Comprehensive Income. Gains or losses on derivatives designated as hedging the exposure to changes in the fair value of an asset or liability are recognised in earnings in the period of the change together with the offsetting gain or loss on the value of the hedged item. The effect is to reflect in earnings the extent to which the hedged item is ineffective in achieving offsetting changes in fair value. The gains or losses from derivative instruments that do not qualify for hedge accounting must be recorded directly to earnings in the period of the change in value.

In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133." Among the amendments was the expansion of the normal purchase and sale exclusion to contracts that implicitly or explicitly permit net settlement and to contracts for which a market exists that facilitates net settlement. In serving its gas and electric customers, Niagara Mohawk Power procures gas and electricity and obtains gas transportation and electric transmission services in quantities that are expected to be used or sold over a reasonable period of time in the normal course of business. Niagara Mohawk Power estimates amounts to be provided based on projections of future sales, which consider historical results, economic trends and the potential for customers to switch to alternative suppliers. At the inception and throughout the term of these contracts, Niagara Mohawk Power believes, based upon past history, that the contracts will result in physical delivery. As such, these contracts meet the exclusionary criteria under SFAS 133 and SFAS 138 and are excluded from the accounting and disclosure requirements.

Upon implementation, Niagara Mohawk Power will be designating the following financial instruments as derivatives and will account for them as noted.

Derivatives Not Qualifying For Hedge Accounting:

o       IPP indexed swap contracts,

o Swap contracts with the buyers of Niagara Mohawk Power's generating assets (Huntley, Dunkirk, Albany),

o New York Mercantile Exchange ("NYMEX") gas futures contracts purchased to hedge the natural gas component of the contract payment of the IPP indexed swap contracts,

o NYMEX gas futures contracts purchased to hedge a gas fired non-MRA IPP purchased power contract,

o Oil Commodity Swap agreement to hedge the oil price component of the Albany swap contract, and

o Gas Basis swap agreements that hedge the gas transportation portion of the natural gas component of the IPP indexed swap contract payments.

Derivatives Qualifying For Hedge Accounting:

o NYMEX gas futures contracts purchased to hedge natural gas purchases for customer sales requirements, and

o Fixed for floating electricity swaps that hedge the price of New York Independent System Operator ("NYISO") purchases of electricity.

See Note 9 for a further discussion of the terms of each of the above derivative financial agreements.

(i)     Derivatives Not Qualifying For Hedge Accounting

        The IPP indexed swap contracts, Huntley and Dunkirk, and Albany swap contracts were entered into in connection with the MRA and the sale of the generation assets to limit Niagara Mohawk Power's exposure to electricity prices. Each of these swaps are an exchange of a contract price for the floating market price for a notional amount of power and offer some degree of hedge protection against volatile market prices. However, with the IPP indexed swaps and the Albany swap, the contract payments are primarily indexed to fuel prices (natural gas and oil). Increases in fuel costs tend to drive up the cost of electricity in New York State. Therefore, with both sides of the swap payment increasing based on a common variable, these swaps do not provide the necessary offset in cash flows needed to qualify for hedge accounting. However, the Huntley and Dunkirk swaps have fixed contract prices, and therefore, operate more effectively as hedges.

        Under the accounting treatment currently followed in applying SFAS 80 to all three of these swaps, Niagara Mohawk Power believes that the rate-making afforded these contracts permits the deferral and amortisation of their above-market value in accordance with SFAS 71. The IPP indexed swaps and the swap contracts entered into with the sale of the generation assets (Huntley, Dunkirk, Albany) were negotiated in Power Choice, consistent with the restructuring of the New York State electricity markets. As long as Niagara Mohawk Power expects recovery of the above market costs within the terms of the existing Power Choice rate agreement, there will be no earnings impact from periodically marking these contracts to market under SFAS 133.

        As noted in Note 2, if Niagara Mohawk Power determines that its regulatory asset for the swap contracts is not probable of recovery, it could no longer apply SFAS 71 and would be required to record an after-tax, non-cash charge against income for any remaining unamortised regulatory assets and liabilities not probable of recovery. The IPP swap liability would remain according to SFAS 133.

        The NYMEX gas futures and gas basis swaps that are hedging the IPP swap payments, and the Albany Oil swap are all derivative instruments used to hedge the effects that fuel prices have on the aforementioned swaps. While these instruments are effective in achieving offsetting cash flows, they do not qualify for hedge accounting because, by rule in SFAS 133, the forecasted transaction being hedged cannot also be a liability that is re-measured at fair value, such as swaps. It was determined that the gains or losses on these instruments, although not qualifying for deferral under SFAS 133, would be deferred under the same application of SFAS 71 that applies to the swap liabilities. The aggregate deferred gain from these instruments is recorded as a regulatory liability "Deferred gain on swap contracts" with the unrealised portion of the gain recorded in a Current Asset titled "Swap hedges receivable".

(ii)    Derivatives Qualifying For Hedge Accounting

        The NYMEX gas futures used to hedge gas supply purchases and the electric swaps hedging NYISO power purchases are expected to be highly effective in achieving offsetting cash flows and are accordingly qualified and documented as cash flow hedges. Under SFAS 80, the deferred gains are recorded as a Current Liability as "Deferred gain on hedging activity" with the unrealised portion in "Other Current Assets." Upon the adoption of SFAS 133, the deferred gain will be reclassified as a component of Other Comprehensive income. The entire amount of deferred gains from both the NYMEX futures and the electric swaps will be reclassified to earnings in the year 2001 to offset projected higher costs of gas and electricity.

(iii)   Transmission Congestion Contracts

        Transmission congestion is a component of the difference in the price of electricity between two geographic locations. A Transmission Congestion Contract ("TCC") confers the right to collect or the obligation to pay congestion for energy associated with a single megawatt of transmission between those locations.

        The NYISO conducts a TCC auction twice each year. Niagara Mohawk Power only bids on TCCs along transmission pathways it owns and in quantities of power that will be used in the normal course of business. The cost of TCCs purchased is collected by the NYISO, and redistributed to the owners of the lines. Since Niagara Mohawk Power owns the lines upon which it purchases TCCs, this cost is received back from the NYISO as auction revenue. Niagara Mohawk Power pays the actual cost of congestion, into the NYISO, as it is incurred. As the holder of the TCC, Niagara Mohawk Power then receives this money back from the NYISO.

        Niagara Mohawk Power's intention in purchasing TCCs is to hedge the cost of transmitting power to serve native load. Niagara Mohawk Power believes that TCCs purchased along transmission pathways owned by Niagara Mohawk Power do not meet the definition of a derivative under SFAS 133. However, as this issue has not been concluded, if it is determined that TCCs are derivatives, Niagara Mohawk Power believes that these instruments will qualify for hedge accounting under SFAS 133 and has documented those positions accordingly.

(iv)    Niagara Mohawk Energy - Trading Activities

        The Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus on Issue No. 98-10, "Accounting for Contracts Involved in Energy trading and Risk Management Activities", to be applied for fiscal years beginning after 15 December 1998. EITF 98-10 requires that certain energy trading contracts be recorded at fair value and, at each financial reporting period, mark-to-market changes in the fair value should be recorded as gains or losses in earnings. Contracts not designated as energy trading activities were outside the scope of EITF 98-10. In 1999, Niagara Mohawk Energy was not engaged in energy trading as defined by EITF 98-10 and therefore did not account for its energy contracts on a mark-to-market basis.

        During the period through 30 September 2000, the business activities of Niagara Mohawk Energy evolved to the point that, at 1 October 2000, the company reassessed its contracts based on the definition of trading in EITF 98-10 and began to account for that portion of its portfolio designated as trading on a mark-to-market basis. Accordingly, mark-to-market gains from 1 October 2000 to 31 December 2000 have been recognised in earnings. These gains amounted to approximately $7.9 million as of 31 December 2000. The mark-to-market gains on the trading portion of the portfolio at adoption, 1 October 2000 were approximately $16 million. These gains have been deferred and are included in "Current Assets - Other". Effective 1 January 2000, with the implementation of SFAS 133, these deferred gains will be recognised in earnings as the cumulative effect of an accounting change.

        Niagara Mohawk Energy has purchased TCCs through the NYISO auction. The TCCs are recognised in "Other Assets" at the time of purchase and are amortised over the life of the contracts. Since Niagara Mohawk Energy is not the original owner of the transmission rights, unlike Niagara Mohawk Power, it has designated TCCs as energy trading contracts and included them in the contracts that are marked-to-market each period.

Sale of Customer Receivables

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Niagara Mohawk will be required to adopt this standard beginning 1 April 2001. SFAS 140 deals with issues surrounding transfers of financial assets in which the transferor maintains a continuing involvement with the transferred assets or the transferee. Such involvement raises issues about whether the transfer should be accounted for as a sale or as a secured borrowing. The new statement establishes standards to resolve those issues.

Niagara Mohawk Power established a single-purpose financing subsidiary, NM Receivables LLC ("NMR"), to purchase and resell a financial interest in a pool of Niagara Mohawk Power customer receivables. See Note 8 for a complete description of the operations of NMR.

Niagara Mohawk Power's program for selling its accounts receivable meets the requirements outlined in SFAS 140 for recognition and accounting as a sale transaction and therefore the adoption of SFAS 140 will not have an impact on the reported financial information of Niagara Mohawk.

Comprehensive Income

Comprehensive income is the change in the equity of a company, not including those changes that result from shareholder transactions. While the primary component of comprehensive income is reported net income or loss, the other components of comprehensive income relate to foreign currency translation adjustments, additional minimum pension liability recognition and unrealised gains and losses associated with certain investments held as available for sale. Upon the implementation of SFAS 133, Niagara Mohawk will reflect the gains or losses on derivatives qualifying as cash flow hedges as a component of comprehensive income (see above information on "Derivatives" for a further discussion of this).

Foreign Currency Accounting Policy

Niagara Mohawk's wholly-owned subsidiary, Opinac, owns a Canadian subsidiary which has liquid portfolio investments and a 50 per cent. interest in an electric utility, CNP. Balance sheet accounts of foreign operations are translated from foreign currencies into US dollars at year-end rates, while income statement accounts are translated at the monthly average exchange rates for the relevant period. The resulting translation adjustments are included in "Accumulated other comprehensive income/(loss)", on the Consolidated Balance Sheets, with the changes for the year shown in the Consolidated Statements of Comprehensive Income. Gains and losses resulting from foreign currency transactions are included in "Net Income."


Power Purchase Agreements

Niagara Mohawk Power accounts for its power purchase agreements as executory contracts. Niagara Mohawk Power assesses several factors in determining how to account for its power purchase contracts. These factors include:

o the term of the contract compared to the economic useful life of the facility generating the electricity;

o the involvement, if any, that Niagara Mohawk Power has in operating the facility;

o the amount of any fixed payments Niagara Mohawk Power must make, even if the facility does not generate electricity; and

o the level of control Niagara Mohawk Power has over the amount of electricity generated by the facility, and who bears the risk in the event the facility is unable to generate.


Reclassifications

Certain amounts from prior years have been reclassified on the accompanying Consolidated Financial Statements to conform with the 2000 presentation.

Note 2 - Rate and Regulatory Issues and Contingencies

Niagara Mohawk's financial statements conform to US GAAP, including the accounting principles for rate-regulated entities with respect to its regulated operations. Niagara Mohawk Power discontinued application of regulatory accounting principles to its fossil and hydro generation business as of 31 December 1996. Substantively, SFAS 71 permits a public utility, regulated on a cost-of-service basis, to defer certain costs, which would otherwise be charged to expense, when authorised to do so by the regulator. These deferred costs are known as regulatory assets, which in the case of Niagara Mohawk, are approximately $5.3 billion at 31 December 2000. These regulatory assets are probable of recovery.

MRA Regulatory Asset

Under Power Choice, a regulatory asset was established for the costs of the MRA and represents the cost to terminate, restate, or amend IPP Party contracts. This regulatory asset is being amortised generally over ten years, beginning 1 September 1998. Niagara Mohawk Power's rates under Power Choice have been designed to permit recovery of the MRA regulatory asset.

Swap Contract Regulatory Asset

The swap contract regulatory asset represents the expected future recovery of the swap contract liabilities. The swap contract liability is the present value of the forecasted difference between estimated future market prices and the contract prices for the notional quantities of power in the restated Power Purchase Agreement ("PPA") contracts with the IPPs and in the financial swaps associated with the PPAs from the sale of the Huntley and Dunkirk coal-fired and the Albany oil and gas-fired generation plants. In the balance sheet presentation, a portion of the Swap Contracts Regulatory Asset is recorded within the MRA Regulatory Asset. The portion of this regulatory asset associated with the restated IPP contracts will be amortised over ten years ending in June 2008, in accordance with the MRA and Power Choice, as notional quantities are settled. The portion of this regulatory asset associated with the Huntley and Dunkirk PPAs will be amortised over the remaining term of the swaps through June 2003. During the second quarter of 2000, Niagara Mohawk Power completed the sale of its Albany oil and gas-fired generation plant. Niagara Mohawk Power entered into a financial swap as part of the sale. Approximately $17.5 million is included in the swap contract regulatory asset at 31 December 2000 as part of this agreement. The Albany contract expires on 30 September 2003, and the portion of the swap contract regulatory asset associated with the agreement will be amortised over the life of the contract as notional quantities are settled. See Note 8 and Note 9 for a further discussion of the several PPAs and other financial agreements that

Niagara Mohawk Power has entered into as part of the MRA and the sale of its generation assets. The amount of this regulatory asset will fluctuate as estimates of future market and contract prices change over the terms of the contracts and will decline as the remaining contract periods shorten. The asset balance at 31 December 2000, is significantly higher than the previous year due to a number of factors. The contract prices paid by Niagara Mohawk Power under the IPP and Albany swaps are indexed to the cost of fuel, primarily natural gas. Recent increases in gas costs have caused an increase in forecasted payments. The addition of the Albany swap also increased the asset and liability. These changes were partly offset by a reduction in the forecasted liability for Huntley and Dunkirk swaps and normal amortisation of the swaps. Payments under these arrangements are included in the "Electricity Purchased" line item in the Consolidated Statements of Income and Retained Earnings.

Regulatory Tax Asset

The regulatory tax asset represents the expected future recovery from ratepayers of the tax consequences of temporary differences between the recorded book bases and the tax bases of assets and liabilities. This amount is primarily timing differences related to depreciation. These amounts are recovered and amortised as the related temporary differences reverse. The NYPSC required adoption of SFAS 109 on a revenue-neutral basis.

IPP Buyout Costs

Niagara Mohawk Power is also permitted to defer and amortise the cost of any additional IPP contract buyouts. In 1999 and 2000, there have been 13 IPP contracts for approximately 161 MW terminated for a total consideration (cash and/or notes) of $242.1 million. Deferred costs associated with IPP buyouts will generally be amortised over five years in accordance with Power Choice, unless NYPSC approval is obtained for a different amortisation period. Niagara Mohawk Power retains the annual net savings of the buyouts during the remaining term of Power Choice to offset the amortisation expense. Niagara Mohawk Power continues to evaluate opportunities related to buyouts and amendments of other IPP contracts.

Deferred Environmental Restoration Costs

The deferred environmental restoration costs regulatory asset represents Niagara Mohawk Power's share of the estimated costs to investigate and perform certain remediation activities at both Niagara Mohawk Power-owned sites and non-owned sites with which it may be associated. Niagara Mohawk Power has recorded a regulatory asset representing the remediation obligations to be recovered from ratepayers. Power Choice and Niagara Mohawk Power's gas rates decisions provide for specific rate allowances, with variances deferred for future recovery or pass-back to customers. Niagara Mohawk Power believes future costs, beyond the settlement periods, will continue to be recovered in rates.

Deferred Loss on the Sale of Assets

Power Choice requires Niagara Mohawk Power to divest its portfolio of fossil and hydro generation assets. During 1999, Niagara Mohawk Power completed the sale of its hydroelectric generation plants, its coal-fired generation plants and its Oswego oil and gas-fired plant for $860 million. These assets had a combined net book value of approximately $957 million (including materials, supplies and fuel) at the time of their sale. In addition, there were purchase price adjustments of approximately $27 million, primarily due to a lower amount of fuel being delivered to the new owners of the Oswego generation assets than originally anticipated and provided for in the sales agreement.

On 12 May 2000, Niagara Mohawk Power completed the sale of its Albany oil and gas-fired plant to PSEG Power LLC ("PSEG") for $47.5 million. The Albany plant had a net book value of approximately $36.4 million (including materials, supplies and fuel) at the time of the sale. Niagara Mohawk Power could also receive up to an additional $11.5 million if PSEG chooses to pursue the redevelopment of the Albany plant and the redevelopment is in service by 1 July 2003. The $11.5 million is reduced by $8,219 per day beginning on 2 July 2003 and continues until the earlier of the date the amount is reduced to zero or the redevelopment goes into service. The agreement with PSEG includes a "Post Closing Property Tax Adjustment" to be settled on the first ten anniversaries of the closing date. If actual annual property taxes exceed a predetermined amount, Niagara Mohawk Power will pay PSEG. If the property taxes are lower, then PSEG will pay Niagara Mohawk Power. The predetermined amount is based upon the taxes paid by Niagara Mohawk Power at the time of the sale, which should approximate $6.7 million. During the ten years, the predetermined amount will be lowered by $0.5 million each year. Niagara Mohawk Power is pursuing a reduction in the taxes paid on the facility. The proceeds from the sale of Albany do not include an amount for the redevelopment fee or the post closing property tax adjustment.

On 30 January 2001, Niagara Mohawk Power sold its 25 per cent. interest in the Roseton Steam Station to Dynegy Inc. ("Dynegy"), pursuant to which Niagara Mohawk Power received approximately $83.9 million. Niagara Mohawk Power's share of the plant has a net book value of approximately $38.3 million (which includes materials, supplies and fuel) as of the closing.

The Power Choice agreement provides for deferral and future recovery of net losses resulting from the sale of the fossil and hydro generation asset portfolio. As of 31 December 2000, Niagara Mohawk Power has recorded a regulatory asset of $158.3 million for the net loss on the sale of its coal-fired generation plants, its hydro generation assets, and its oil and gas fired plants at Oswego and Albany. The net loss is included in Niagara Mohawk Power's balance sheet as "Deferred Loss on Sale of Assets." In accordance with Power Choice, Niagara Mohawk Power will not earn a return on the deferred loss during the Power Choice period and would have to request a return to be applicable after the expiration of Power Choice (31 August 2003), subject to the approval of the NYPSC. The amount of this regulatory asset is subject to change as a result of post closing adjustments on the sales, transaction costs, subsequent costs associated with contract clauses, the accounting treatment relating to the hydro PPAs, as discussed below, the amount of severance and other costs, and NYPSC review of the amounts deferred. The NYPSC has allowed Niagara Mohawk Power to offset the proceeds from the sale of the fossil and hydro generation assets, by the net present value of the amount which the actual amount incurred on the hydro PPAs exceeds the forecasted amount reflected in Power Choice. On 10 July 2000, Niagara Mohawk Power filed a report with the NYPSC outlining the accounting of the costs and proceeds from the sale of the generation assets sold through 31 May 2000. The amount recorded as a loss reflects NYPSC Staff recommended adjustments based on their review to date. The 10 July filing will be updated now that the Roseton sale has closed. Niagara Mohawk Power will begin recovery of the loss in 2003, over a period not to exceed the average remaining life of the assets sold, estimated at 20 years. Niagara Mohawk Power has recorded a non-cash incentive as provided for in Power Choice of $11.8 million based on the asset sales, of which $9.0 million is reflected in income in 1999 and $2.8 million is reflected in income in 2000 in the "Other income (deductions)" line item of the Consolidated Income Statements. The incentive earned reflects NYPSC Staff recommended adjustments based on their review to date and is included in the other regulatory assets on the Consolidated Balance Sheets. Niagara Mohawk Power will begin recovery of the incentive in 2001, over a period not to exceed five years. The merger rate plan proposal modifies the recovery period of stranded costs and incentives.

Niagara Mohawk Power has also announced an agreement to sell its nuclear generation assets. Niagara Mohawk Power estimates its stranded costs from the nuclear sale to be approximately $1.2 billion. Niagara Mohawk Power has petitioned the NYPSC for approval to defer these stranded costs for future recovery, which approval is a condition of the closing of the sale of the nuclear assets. See Note 3 for a complete discussion regarding this announced sale of Niagara Mohawk Power's nuclear generation assets and its regulatory treatment.

Post-retirement Benefits other than Pensions

The post-retirement benefits other than pensions regulatory asset represent the excess of such costs recognised in accordance with SFAS 106 over the amount received in rates. In accordance with a NYPSC policy statement, post-retirement benefit costs other than pensions were phased into rates generally over a five-year period and amounts deferred are being amortised and recovered over a period of approximately 15 years.

Unamortised Debt Expense

The unamortised debt expense regulatory asset represents the costs to issue and redeem certain long-term debt securities, which were retired prior to maturity. These amounts are amortised as interest expense ratably over the lives of the related issues in accordance with NYPSC directives.

Other

Included in the other regulatory asset is the accumulation of numerous miscellaneous regulatory deferrals, including the deferral of nuclear outage costs, uncollectible accounts receivable, nuclear decontamination and decommissioning fund costs, income earned on gas rate sharing mechanisms and the incentive earned on the sale of the fossil and hydro generation assets.

SFAS 71 and Other Accounting Matters

The EITF reached a consensus on Issue No. 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of SFAS 71 and SFAS 101:
`Regulated Enterprises - Accounting for the Discontinuance of Application of FASB Statement No. 71' " in July 1997. EITF 97-4 does not require a company to earn a return on regulatory assets that arise from a deregulating transition plan in assessing the applicability of SFAS 71. Niagara Mohawk Power believes that the regulated cash flows to be derived from prices it will charge for electric service in the future, including the Competitive Transition Charges ("CTC") and assuming no unforeseen reduction in demand or bypass of the CTC or exit fees, will be sufficient to recover the MRA regulatory asset over its planned amortisation period and to provide recovery of and a return on the remainder of its assets, as appropriate. In the event Niagara Mohawk Power determines, as a result of lower than expected revenues and/or higher than expected costs, that its net regulatory assets are not probable of recovery, it can no longer apply the principles of SFAS 71 and would be required to record an after-tax, non-cash charge against income for any remaining unamortised regulatory assets and liabilities. If Niagara Mohawk Power could no longer apply SFAS 71, the resulting charge would be material to Niagara Mohawk's reported financial condition and results of operations and adversely affect Niagara Mohawk Power's, and therefore, Niagara Mohawk's ability to pay dividends.

Under Power Choice, Niagara Mohawk Power's remaining electric business (electric transmission, distribution and nuclear business) continues to be rate-regulated on a cost-of-service basis and, accordingly, Niagara Mohawk Power continues to apply SFAS 71 to these businesses. Also, Niagara Mohawk Power's IPP contracts, including those restructured under the MRA, as well as the PPAs entered into in connection with the generation divestiture, continue to be the obligations of the regulated business.

Note 3 - Nuclear Operations

Niagara Mohawk Power is the owner and operator of the 609 MW Unit 1 and the operator and a 41 per cent. co-owner of the 1,148 MW Unit 2. The remaining ownership interests are Long Island Power Authority - 18 per cent., New York State Electric & Gas Corporation ("NYSEG") - 18 per cent., Rochester Gas & Electric Corporation ("RG&E") - 14 per cent. and Central Hudson Gas & Electric Corporation ("CH") - 9 per cent. Unit 1 was placed in commercial operation in 1969 and Unit 2 in 1988.

Announced Sale

On 12 December 2000, Niagara Mohawk Power announced agreements to sell its nuclear assets to Constellation Nuclear, LLC ("Constellation"), a wholly-owned subsidiary of Constellation Energy Group, Inc. for approximately $610 million (principal and interest), which is subject to price adjustments depending, among other things, on the time of closing. Subject to such adjustments, Niagara Mohawk Power will receive $262 million in cash at closing and five annual principal and interest payments totalling $348 million. The sale is targeted to close in mid-2001. Along with the asset purchase agreements, Niagara Mohawk Power also signed PPAs with Constellation to purchase energy at negotiated competitive prices for approximately ten years. After the completion of the PPAs, revenue sharing agreements begin which will provide a hedge against electricity price increases and could provide Niagara Mohawk Power additional future revenue through 2021. Both the PPAs and the revenue sharing agreements are based on plant output. See Note 8 for a further discussion of these PPAs.

NYSEG, RG&E and CH were also parties to the Unit 2 agreement to sell their combined 41 per cent. share of Unit 2 to Constellation. The sellers' pre-existing decommissioning funds with respect to both units will be transferred to Constellation, who will take responsibility for all future decommissioning funding. No additional funding from the sellers is required above what was already planned between now and closing.

At 31 December 2000, the net book value of Niagara Mohawk Power's nuclear generation assets (including materials, supplies and nuclear fuel) was approximately $1.7 billion, excluding the reserve for decommissioning related to the external trusts. Of this amount, $0.5 billion relates to Unit 1 and $1.2 billion relates to Unit 2. These amounts also include other nuclear-related assets of approximately $0.2 billion. These assets include regulatory assets, which are primarily related to the flow-through to customers of prior year income tax benefits.

Notwithstanding the announced sale, because Unit 2 has multiple owners (and the sale of Unit 1 is contingent on the sale of Unit 2) and because any sale will be subject to regulatory hurdles that must be overcome, including stranded cost recovery, Niagara Mohawk does not believe that a sale is any more likely to occur than other possible outcomes, including the possible continued operation of the plants by Niagara Mohawk Power for the remainder of their useful lives.

In the event that the sale of the nuclear assets does not occur, Niagara Mohawk Power will continue to recover the costs to run the nuclear generation plants in its Power Choice rates. In addition, Niagara Mohawk Power would continue to participate in the NYPSC regulatory proceeding regarding the future of nuclear assets in New York State.

Because of the uncertainty as to whether the NYPSC will approve any sale of the nuclear generating plants on terms acceptable to Niagara Mohawk Power, and the outcome of other regulatory approvals, Niagara Mohawk

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
Power has continued to utilise its best estimate of cash flows based on a held-and-used (regulated) model for purposes of assessing whether an asset impairment existed as of 31 December 2000. Under this assumption, the nuclear generating assets are not impaired.

If, and when, Niagara Mohawk Power concludes that its best estimate of future cash flows is from the sale of the power plants, the impairment test will be performed taking into consideration the expected cash flows from operations until the sale and expected cash proceeds from the sale of the assets. In that event, Niagara Mohawk Power estimates its stranded costs from the nuclear sale would be approximately $1.2 billion.

Niagara Mohawk Power submitted a petition to the NYPSC on 30 January 2001 for approval to defer the stranded costs that would be recognised on the sale for future recovery, the approval of which is a condition of the closing of the sale of the nuclear assets. Accordingly, Niagara Mohawk Power plans to record a regulatory asset for the amount of the estimated stranded costs, as calculated pursuant to the assumptions and circumstances described in the preceding section. However, the ability to record the regulatory asset is ultimately conditioned on an assessment by Niagara Mohawk Power that the amounts are probable of future recovery in rates and that the rates ultimately approved by the NYPSC can be charged to and collected from customers without unanticipated reduction in demand.

The amount of the stranded costs on the sale of the nuclear assets is subject to change as a result of closing price adjustments and transaction costs. This sale is also contingent upon approval by, among others, the NYPSC, the US Nuclear Regulatory Commission ("NRC"), the FERC and the SEC.

Until the sale is closed, Niagara Mohawk Power generally bears the risks associated with any unscheduled outages at both units, including investigations and unexpected maintenance and capital costs. The purchase agreement with Constellation terminates if the sale has not occurred before 31 December 2001.

Certain liabilities related to events and actions occurring during the period of ownership of the units by the sellers prior to the closing date will remain the obligation of the sellers, including offsite environmental remediation and all spent nuclear fuel fees associated with electricity generated and sold at Unit 1 and Unit 2 prior to the closing. As of the closing date, Constellation will assume title to and responsibility for storage and disposal of the spent nuclear fuel. See "Nuclear Fuel Disposal Cost" for a discussion of the Nuclear Waste Policy Act of 1982 and Niagara Mohawk Power's determination of its liability. This liability will remain with the sellers until the DOE provides disposal facilities. The sellers also retain liability for changes enacted prior to closing, if any, in the disposal fees already paid to the DOE for fuel burned from 1983 through closing of the sale or in the pre-1983 liability. Niagara Mohawk Power has recovered these costs in rates in the past and believes that any increases in these costs would ultimately be included in the rate process.

The sellers will also remain liable to pay all decommissioning and decontamination fees established by the Energy Policy Act of 1992. Such fees support decommissioning and decontamination associated with pre-existing conditions at DOE gaseous diffusion plants. The Energy Policy Act of 1992 authorised annual deposits for 15 years. The sellers have made nine payments to date and have a remaining liability of $15.4 million, of which Niagara Mohawk Power has a remaining liability recorded of $12.9 million.

Nuclear Plant Decommissioning

If the sale does not occur, Niagara Mohawk Power estimates its site specific costs for decommissioning Unit 1 and its ownership interest in Unit 2 at 31 December 2000 are as follows:

--------------------------------------------------------------------------------
                                                    Unit 1                Unit 2
--------------------------------------------------------------------------------
Site Study (year)                                     1995                  1995
End of Plant Life (year)                              2009                  2026
Radioactive Dismantlement to Begin
  (year)                                               (1)                  2028
Method of Decommissioning                              (1)             Immediate
                                                                   Dismantlement
Cost of Decommissioning
(in January 2001 dollars)
                                                                              $m
Radioactive Components                                 (1)                   221
Non-radioactive Components                             (1)                    54
Fuel Dry Storage/Continuing Care                       (1)                    48
                                                              ------------------
                                                                             323
                                                              ==================
--------------------------------------------------------------------------------


Note:
(1) Niagara Mohawk Power has not made a final decision on the timing of decommissioning for Unit 1. Decommissioning could occur immediately after end of licence shutdown in 2009 or coincident with Unit 2 decommissioning which would commence in 2026. The cost of decommissioning Unit 1 in January 2001 dollars is estimated to be $614 million for immediate dismantlement or $750 million for delayed dismantlement. Projected earnings from the decommissioning fund are expected to approximate the cost impact of inflation and continuing care under a delayed scenario. The final decision to decommission Unit 1 immediately after shutdown or to delay will occur much closer to the end of licence shutdown date of 2009 so that Niagara Mohawk Power can adequately evaluate the variables that could impact total costs. These variables include but are not limited to the inflation projections, actual earnings rate on the decommissioning fund, the uncertainty of the availability of a low level waste disposal site and the DOE acceptance date and rate of spent fuel disposal.

Niagara Mohawk Power estimates that by the time decommissioning is completed, the above costs will ultimately amount to $1.0 billion (immediate dismantlement) or $1.7 billion (delayed dismantlement) for Unit 1 and $0.9 billion for Niagara Mohawk Power's share of Unit 2, using approximately 3.5 per cent. as an annual inflation factor.

In addition to the costs mentioned above, Niagara Mohawk Power would expect to incur post-shutdown costs for plant ramp down, insurance and property taxes. In 2001 dollars, these costs are expected to amount to $121 million (immediate dismantlement) or $132 million (delayed dismantlement) for Unit 1 and $67 million for Niagara Mohawk Power's share of Unit 2. The amounts will escalate to $193 million (immediate dismantlement) or $210 million (delayed dismantlement) and $190 million for Unit 1 and Niagara Mohawk Power's share of Unit 2, respectively, by the time decommissioning is expected to be completed.

NRC regulations require owners of nuclear power plants to place funds into an external trust to provide for the cost of decommissioning radioactive portions of nuclear facilities and establish minimum amounts that must be available in such a trust at the time of decommissioning. The annual rate allowance for Unit 1 and Niagara Mohawk Power's share of Unit 2 was approximately $43.3 million for the year ended 31 December 2000. Power Choice permits rate recovery for all radioactive and non-radioactive cost components for both units, including post-shutdown costs, based upon the amounts estimated in the 1995 site specific studies, which are higher than the NRC minimum. The annual decommissioning allowance (which includes funds to be placed into the external trust plus internal reserves) for 2001 will increase to $44.9 million of which $28.0 million is for radioactive components and $16.9 million is for non-radioactive components. There is no assurance that the decommissioning allowance recovered in rates will ultimately aggregate a sufficient amount to decommission the units. Niagara Mohawk Power believes that if decommissioning costs are higher than currently estimated, the costs would ultimately be included in the rate process.

Decommissioning costs recovered in rates are reflected in "Accumulated depreciation and amortisation" on the balance sheet and amount to $408.2 million and $353.1 million at 31 December 2000 and 1999, respectively for both units. Additionally, at 31 December 2000, the fair value of funds accumulated in Niagara Mohawk Power's external trusts were $242.4 million for Unit 1 and $78.5 million for its share of Unit 2. The trusts are included in "Other Property and Investments." Earnings on the external trust aggregated $57.7 million through 31 December

2000, and because the earnings are available to fund decommissioning, have also been included in "Accumulated depreciation and amortisation." For a further discussion on the earnings on the external trust, see Note 9. Amounts recovered for non-radioactive dismantlement are accumulated in an internal reserve fund, which has an accumulated balance of $80.3 million at 31 December 2000.

Nuclear Liability Insurance

The Atomic Energy Act of 1954, as amended, requires the purchase of nuclear liability insurance from the Nuclear Insurance Pools in amounts as determined by the NRC. At the present time, Niagara Mohawk Power maintains the required $200 million of nuclear liability insurance.

With respect to a nuclear incident at a licensed reactor, the statutory limit for the protection of the public under the Price-Anderson Amendments Act of 1988, which is in excess of the $200 million of nuclear liability insurance, is currently $8.89 billion without the 5 per cent. surcharge discussed below. This limit would be funded by assessments of up to $83.9 million for each of the 106 presently licensed nuclear reactors in the US, payable at a rate not to exceed $10 million per reactor, per year, per incident. Such assessments are subject to periodic inflation indexing and to a 5 per cent. surcharge if funds prove insufficient to pay claims. With the 5 per cent. surcharge included, the statutory limit is $9.34 billion.

Niagara Mohawk Power's interest in Unit 1 and Unit 2 could expose it to a maximum potential loss, for each accident, of $124.2 million (with 5 per cent. assessment) through assessments of $14.1 million per year (before any inflation adjustments) in the event of a serious nuclear accident at its own or another licensed U.S. commercial nuclear reactor. The amendments also provide, among other things, that insurance and indemnity will cover precautionary evacuations, whether or not a nuclear incident actually occurs. Upon the closing of the sale to Constellation, Niagara Mohawk Power would only be liable for events that occurred prior to closing.

Nuclear Property Insurance

The Nine Mile Point Nuclear Site has $2.75 billion nuclear property insurance with Nuclear Electric Insurance Limited ("NEIL"). NEIL also provides insurance coverage against the extra expense incurred in purchasing replacement power during prolonged accidental outages. The insurance provides coverage for outages for 162 weeks, after a 12-week waiting period. NEIL insurance is subject to retrospective premium adjustment under which Niagara Mohawk Power could be assessed up to approximately $13.8 million per loss.

If the sale of the nuclear generation assets occurs, Niagara Mohawk Power will still be liable for retrospective premium adjustments that are associated with NEIL losses that occurred prior to the date of the sale for up to a period of six years following the sale. Likewise Niagara Mohawk Power would also be entitled to refunds of premiums paid, if any. As of 31 December 2000, Niagara Mohawk Power has not been made aware of any material retrospective premium adjustments.

Low Level Radioactive Waste

Niagara Mohawk Power currently uses the Barnwell, South Carolina waste disposal facility for low level radioactive waste. However, continued access to Barnwell is not assured, and Niagara Mohawk Power has implemented a low level radioactive waste management program so that Unit 1 and Unit 2 are prepared to handle properly interim on-site storage of low level radioactive waste for at least a ten-year period.

Under the Federal Low Level Waste Policy Amendment Act of 1985, New York State was required by 1 January 1993 to have arranged for the disposal of all low level radioactive waste within the state or in the alternative, contracted for the disposal at a facility outside the state. To date, New York State has made no funding available to support siting for a disposal facility.

Nuclear Fuel Disposal Cost

In January 1983, the Nuclear Waste Policy Act of 1982 (the "Nuclear Waste Act") established a cost of $.001 per kWh of net generation for current disposal of nuclear fuel and provides for a determination of Niagara Mohawk's liability to the DOE for the disposal of nuclear fuel irradiated prior to 1983. The Nuclear Waste Act also provides three payment options for liquidating such liability and Niagara Mohawk Power has elected to delay payment, with interest, until the year in which Niagara Mohawk Power initially plans to ship irradiated fuel to an approved DOE disposal facility. Progress in developing the DOE facility has been slow and it is anticipated that the DOE facility will not be ready to accept deliveries until at least 2010. In July 1996, the United States Circuit Court of Appeals for the District of Columbia ruled that the DOE had an obligation to accept spent fuel from the nuclear industry by 31 January 1998 even though a permanent storage site would not be ready by then. The DOE did not appeal this decision. On 31 January 1997, Niagara Mohawk Power joined a number of other utilities, states, state agencies and regulatory commissions in filing a suit in the U.S. Court of Appeals for the District of Columbia against the DOE. The suit requested the court to suspend the utilities payments into the Nuclear Waste Fund and to place future payments into an escrow account until the DOE fulfills its obligation to accept spent fuel. The DOE did not meet its 31 January 1998 deadline and indicated it was not obligated to provide a financial remedy for delay. On 14 November 1997, the United States Court of Appeals for the District of Columbia Circuit issued a writ of mandamus precluding DOE from excusing its own delay on the grounds that it has not yet prepared a permanent repository or interim storage facility. On 11 December 1997, 27 utilities, including Niagara Mohawk Power, petitioned the DOE to suspend their future payments to the Nuclear Waste Fund until the DOE begins moving fuel from their plant sites. The petition further sought permission to escrow payments to the waste fund beginning in February 1998. On 12 January 1998, the DOE denied the petition. As of 31 December 2000, Niagara Mohawk Power has recorded a liability of $133.6 million in other long-term debt for the disposal of nuclear fuel irradiated prior to 1983.

Niagara Mohawk Power has several alternatives under consideration to provide additional spent fuel storage facilities, as necessary. Each alternative will likely require NRC approval, may require other regulatory approvals and would likely require incurring additional costs, which Niagara Mohawk Power has included in its decommissioning estimates for both Unit 1 and its share of Unit 2. Niagara Mohawk Power does not believe that the possible unavailability of the DOE disposal facility until 2010 will inhibit operation of either Unit.

Note 4 - Capitalisation

Niagara Mohawk Capital Stock

Niagara Mohawk is authorised to issue 300,000,000 shares of common stock, $0.01 par value. In addition, Niagara Mohawk is authorised to issue 50,000,000 shares of preferred stock, $0.01 par value. The table below summarises changes in the capital stock issued and outstanding and the related capital account for 1999 and 2000:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Capital Stock       Accumulated
                                                     Common Stock                                     Premium and             Other
                                                    $0.01 Par Value             Treasury Stock            Expense     Comprehensive
                                                    Shares            Amount(1)      (at cost)(1)           (Net)(1)       Income(1)
-----------------------------------------------------------------------------------------------------------------------------------
31 December 1998(2)                                     --                --                --                 --                --
Exchange(2)                                    187,364,863             1,874                            2,548,022           (29,722)
Issued by subsidiary                                                                                       (1,479)
Redemptions by subsidiary                                                                                      87
Treasury stock, at cost                        (10,000,000)                           (157,167)
Other comprehensive income adjustments                                                                                        3,522
                                            --------------    --------------    --------------     --------------    --------------
31 December 1999                               177,364,863             1,874          (157,167)         2,546,630           (26,200)
Amortisation by subsidiary(3)                                                                               1,178
Redemption by subsidiary                                                                                       87
Treasury stock, at cost                        (17,125,045)                           (250,026)
Other comprehensive income adjustments                                                                                       (5,661)
                                            --------------    --------------    --------------     --------------    --------------
31 December 2000                               160,239,818             1,874          (407,193)         2,547,895           (31,861)
                                            ==============    ==============    ==============     ==============    ==============
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) In thousands of dollars

(2) On 18 March 1999, the common stock of Niagara Mohawk Power was exchanged on a share for share basis with Niagara Mohawk (see Note 1).

(3) Pursuant to a 1999 NYPSC rate order, Niagara Mohawk Power is amortising the capital stock expense of the Adjustable Rate Series D preferred stock over five years (ends in 2004).

The cumulative amount of foreign currency translation adjustment was $(24,402), the unrealised gain on securities was $157 and the additional minimum pension liability was $7,616 at 31 December 2000.

Niagara Mohawk Power Capital Stock

Niagara Mohawk Power is authorised to issue 250,000,000 shares of common stock, $1 par value; 3,400,000 shares of preferred stock, $100 par value; 19,600,000 shares of preferred stock, $25 par value; and 8,000,000 shares of preference stock, $25 par value. The table below summarises changes in the capital stock issued and outstanding and the related capital accounts for 1998, 1999, and 2000:

---------------------------------------------------------------------------------------------------------------------------------
                              Common Stock                         Preferred Stock
                              $1 Par Value        $100 Par Value                                     $25 Par Value
                                                                     Non-                                  Non-
                            Shares      Amount(1)      Shares  Redeemable(1)  Redeemable(1)  Shares     Redeemable(1)  Redeemable(1)
31 December 1997        144,419,351      144,419     2,322,000     210,000        22,200(2) 11,781,204      230,000        64,530(2)
Issued                   42,945,512       42,946            --          --            --            --           --            --
Redemptions                                            (18,000)         --        (1,800)     (332,801)          --        (8,320)
Other comprehensive
 income adjustments
                        -----------     --------  ------------    --------    ----------  ------------   ----------    ----------
31 December 1998        187,364,863      187,365     2,304,000     210,000        20,400(2) 11,448,403      230,000        56,210(2)
                        -----------     --------  ------------    --------    ----------  ------------   ----------    ----------
Issued                                                      --          --            --     3,000,000(3)   150,000            --
Redemptions                                            (18,000)         --        (1,800)   (6,232,801)(3) (150,000)       (5,820)
Repurchase Niagara
 Mohawk's
 common stock
Dividend of Opinac
Other comprehensive
 income adjustments
                        -----------     --------  ------------    --------    ----------  ------------   ----------    ----------
31 December 1999        187,364,863      187,365     2,286,000     210,000        18,600(2)  8,215,602      230,000        50,390(2)
                        -----------     --------  ------------    --------    ----------  ------------   ----------    ----------
Amortisation(5)
Redemptions                                            (18,000)         --        (1,800)     (232,801)          --        (5,820)
Repurchased Niagara
 Mohawk's common
 stock
Other comprehensive
 income adjustments
                        -----------     --------  ------------    --------    ----------  ------------   ----------    ----------
31 December 2000        187,364,863      187,365     2,268,000     210,000        16,800(2)  7,982,801      230,000        44,570(2)
                        ===========     ========  ============    ========    ==========  ============   ==========    ==========
---------------------------------------------------------------------------------------------------------------------------------

 ------------------------------------------------------------
                                                    Repurchased
                      Capital Stock   Accumulated       Niagara
                        Premium and        Other        Mohawk
                            Expense Comprehensive       Common
                           (Net)(1)     Income(1)      Stock(1)
31 December 1997          1,798,890     (19,202)           --
Issued                      563,540
Redemptions                     101
Other comprehensive
 income adjustments                      (6,592)
                       ------------    --------    ----------
31 December 1998          2,362,531     (25,794)           --
                       ------------    --------    ----------
Issued                       (1,479)
Redemptions                      87
Repurchase Niagara
 Mohawk's
 common stock                                        (157,167)
Dividend of Opinac                       25,186(4)
Other comprehensive
 income adjustments                      (4,545)
                       ------------    --------    ----------
31 December 1999          2,361,139      (5,153)     (157,167)
                       ------------    --------    ----------
Amortisation(5)               1,178
Redemptions                      87
Repurchased Niagara
 Mohawk's common
 stock                                               (250,026)
Other comprehensive
 income adjustments                      (2,306)
                       ------------    --------    ----------
31 December 2000          2,362,404      (7,459)     (407,193)
                       ============    ========    ==========
 ------------------------------------------------------------

Notes:

(1) In thousands of dollars.

(2) Includes sinking fund requirements due within one year.

(3) The fixed-adjustable rate preferred stock issued during 1999 has a $25 par value with a $50 liquidation preference.

(4) On 31 March 1999, Niagara Mohawk Power distributed its ownership interest in the stock of Opinac as a dividend to Niagara Mohawk. As a result, the accumulated other comprehensive income of Opinac of $25,186 million, which is entirely made up of foreign currency translation adjustment, is no longer included in Niagara Mohawk Power's "Accumulated Other Comprehensive Income" (See Note 1).

(5) Pursuant to a 1999 NYPSC rate order, Niagara Mohawk is amortising the capital stock expense of the Adjustable Rate Series D preferred stock over five years (ends in 2004).

The cumulative amount of unrealised gain on securities was $157 and the additional minimum pension liability was $7,616 at 31 December 2000.

Purchase of Niagara Mohawk Common Stock

Niagara Mohawk Power purchased 10 million shares of Niagara Mohawk's common stock through 31 December 1999 for $157.2 million.

Niagara Mohawk Power purchased 17,125,045 additional shares for approximately $250 million in 2000. Niagara Mohawk Power has suspended the program to repurchase Niagara Mohawk's common stock as a result of the pending merger with National Grid.

Niagara Mohawk Power Non-Redeemable Preferred Stock

(Optionally Redeemable)

Niagara Mohawk Power had certain issues of preferred stock, which provide for optional redemption at 31 December as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Redemption price per
                                                                                                               share (Before adding
Series                                                          Shares            2000            1999       accumulated dividends)
                                                                                $'000s          $'000s                          ($)
-----------------------------------------------------------------------------------------------------------------------------------
Preferred $100 par value:
3.40%                                                          200,000          20,000          20,000                       103.50
3.60%                                                          350,000          35,000          35,000                       104.85
3.90%                                                          240,000          24,000          24,000                       106.00
4.10%                                                          210,000          21,000          21,000                       102.00
4.85%                                                          250,000          25,000          25,000                       102.00
5.25%                                                          200,000          20,000          20,000                       102.00
6.10%                                                          250,000          25,000          25,000                       101.00
7.72%                                                          400,000          40,000          40,000                       102.36
Preferred $25 par value:
Adjustable Rate
Series A                                                     1,200,000          30,000          30,000                        25.00
Series C                                                     2,000,000          50,000          50,000                        25.00
Series D                                                     3,000,000         150,000         150,000                        50.00
                                                                          ------------    ------------
                                                                               440,000         440,000
                                                                          ============    ============
-----------------------------------------------------------------------------------------------------------------------------------


Niagara Mohawk Power Mandatorily Redeemable Preferred Stock

At 31 December, Niagara Mohawk Power had certain issues of preferred stock, as detailed below, which provide for mandatory and optional redemption. These series require mandatory sinking funds for annual redemption and provide optional sinking funds through which Niagara Mohawk Power may redeem, at par, a like amount of additional shares (limited to 120,000 shares of the 7.45 per cent. series). The option to redeem additional amounts is not cumulative.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Redemption price per share (before
                                                                                                  adding accumulated dividends)
                                                 2000           1999         2000         1999               2000  Eventual Minimum
Series                                         Shares         Shares       $'000s       $'000s                ($)               ($)
-----------------------------------------------------------------------------------------------------------------------------------
Preferred $100 par value: 7.45%               168,000        186,000       16,800       18,600             100.97            100.00
Preferred $25 par value: 7.85%                182,801        365,602        4,570        9,140              25.00             25.00
Adjustable Rate - Series B                  1,600,000      1,650,000       40,000       41,250              25.00             25.00
                                                                        ---------    ---------
                                                                           61,370       68,990
Less sinking fund requirements                                              7,620        7,620
                                                                        ---------    ---------
                                                                           53,750       61,370
                                                                        =========    =========
-----------------------------------------------------------------------------------------------------------------------------------


Niagara Mohawk Power's five-year mandatory sinking fund redemption requirements for preferred stock are as follows:

--------------------------------------------------------------------------------
                                                          Redemption Requirement
                                                                          $'000s
--------------------------------------------------------------------------------
2001                                                                       7,620
2002                                                                       3,050
2003                                                                       3,050
2004                                                                       3,050
2005                                                                       3,050
--------------------------------------------------------------------------------

Niagara Mohawk Power Long-Term Debt

Long-term debt at 31 December consisted of the following:
--------------------------------------------------------------------------------

                                                                                             Due              2000             1999
Series                                                                                                      $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
First Mortgage Bonds:
9 1/2%                                                                                      2000                --          150,000
6 7/8%                                                                                      2001           210,000          210,000
9 1/4%                                                                                      2001           100,000          100,000
5 7/8%                                                                                      2002           230,000          230,000
6 7/8%                                                                                      2003            85,000           85,000
7 3/8%                                                                                      2003           220,000          220,000
8%                                                                                          2004           232,425          232,425
6 5/8%                                                                                      2005           110,000          110,000
9 3/4%                                                                                      2005           137,981          137,981
7 3/4%                                                                                      2006           275,000          275,000
6 5/8%(1)                                                                                   2013            45,600           45,600
8 3/4%                                                                                      2022           119,012          136,597
8 1/2%                                                                                      2023           122,020          146,020
7 7/8%                                                                                      2024           170,257          170,257
5.15%(1)                                                                                    2025            75,000           75,000
7.2%(1)                                                                                     2029           115,705          115,705
                                                                                                     -------------    -------------
Total First Mortgage Bonds                                                                               2,248,000        2,439,585
                                                                                                     -------------    -------------

Senior Notes
7%                                                                                          2000                --          340,244
7 1/8%                                                                                      2001           302,439          302,439
7 1/4%                                                                                      2002           302,439          302,439
7 3/8%                                                                                      2003           302,439          302,439
7 5/8%                                                                                      2005           302,439          302,439
8 7/8%                                                                                      2007           200,000               --
7 3/4%                                                                                      2008           600,000          600,000
8 1/2%                                                                                      2010           500,000          500,000
                                                                                                     -------------    -------------
Unamortised discount on 8 1/2% Senior Note                                                                 (93,940)        (126,374)
                                                                                                     -------------    -------------
Total Senior Notes                                                                                       2,415,816        2,523,626
                                                                                                     -------------    -------------

Promissory notes:
Adjustable Rate Series(1)
                                                                                            2015           100,000          100,000
                                                                                            2023            69,800           69,800
                                                                                            2025            75,000           75,000
                                                                                            2026            50,000           50,000
                                                                                            2027            25,760           25,760
                                                                                            2027            93,200           93,200
Revolving Credit Facility                                                                                   60,000          105,000
Other                                                                                                      180,363          186,902
Unamortised discount                                                                                       (10,651)         (12,545)
                                                                                                     -------------    -------------
Total long-term debt                                                                                     5,307,288        5,656,328
Less long-term debt due with one year                                                                      628,325          613,740
                                                                                                     -------------    -------------
                                                                                                         4,678,963        5,042,588
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------

Note:

(1) Tax-exempt pollution control related issues.

Niagara Mohawk Power's long-term debt increased significantly upon the closing of the MRA on 30 June 1998. The MRA was primarily financed through the Senior Notes. The Senior Notes are unsecured obligations of Niagara Mohawk Power and rank pari passu in right of payment to its First Mortgage Bonds, the senior bank financing and unsecured medium term notes.

Niagara Mohawk Power is obligated to use 85 per cent. of the net proceeds of the sales of the generation assets to reduce its senior debt outstanding within 180 days after the receipt of such proceeds. To date, Niagara Mohawk Power has received $907.5 million on the sale of a substantial portion of its non-nuclear generation assets. During 1999 and 2000, Niagara Mohawk Power's net reduction in debt was approximately $1.1 billion and $283.1 million, respectively, using the proceeds from the assets sales and from improved cash flow. See Notes 2 and 3 for a discussion of the status of the remaining generation asset sales.

Several series of First Mortgage Bonds and Promissory Notes were issued to secure a like amount of tax-exempt revenue bonds issued by the New York State Energy Research and Development Authority ("NYSERDA"). Approximately $414 million of such securities bear interest at a daily adjustable interest rate (with an option to convert to other rates, including a fixed interest rate which would require Niagara Mohawk Power to issue First Mortgage Bonds to secure the debt) which averaged 4.06 per cent. for 2000 and 3.23 per cent. for 1999 and are supported by bank direct pay letters of credit. Pursuant to agreements between NYSERDA and Niagara Mohawk Power, proceeds from such issues were used for the purpose of financing the construction of certain pollution control facilities at Niagara Mohawk Power's generation facilities or to refund outstanding tax-exempt bonds and notes (see Note 5).

Other long-term debt in 2000 consists of obligations under capital leases of approximately $18.8 million, a liability to the DOE for nuclear fuel disposal of approximately $133.6 million and a liability for IPP contract terminations not related to the MRA of approximately $27.9 million. The aggregate maturities of long-term debt for the five years subsequent to 31 December 2000, excluding capital leases, in millions, are approximately $625.1, $544.9, $611.6, $233.0 and $610.6, respectively. A reduction in debt that will occur from applying proceeds from additional generation asset sales may impact the schedule of maturities of long-term debt.

Early Extinguishment of Debt

During 2000 and 1999, Niagara Mohawk Power redeemed approximately $95 million and $822 million, respectively, in long-term debt prior to its scheduled maturity. Niagara Mohawk charged to earnings, as an extraordinary item approximately $0.9 million and $23.8 million, after tax, for redemption premiums incurred, and unamortised debt expense and issuance costs. This extraordinary item had a one cent and 13 cents per share after-tax effect on Niagara Mohawk's 2000 and 1999 earnings per share, respectively.

Note 5 - Bank Credit Arrangements

Niagara Mohawk Power has a senior bank facility agreement that provides Niagara Mohawk Power with $804 million of credit consisting of a $280 million, 364 day revolving credit facility (expires 31 May 2001, with the option to convert the loans outstanding at the termination date to a one-year term loan), a five-year $100 million revolving credit facility (expires 31 May
2005), and $424 million for letters of credit with a three-year term (expires 2 June 2003). The letter of credit facility provides credit support for Niagara Mohawk Power's adjustable rate pollution control revenue bonds issued through the New York State Energy Research and Development Authority, discussed in Note 4. As of 31 December 2000, Niagara Mohawk Power borrowed $170 million from the revolving credit facility, consisting of $110 million from the 364 day revolving credit facility and $60 million from the five year revolving credit facility, leaving Niagara Mohawk Power with $210 million of borrowing capability under the bank facility agreement. The interest rate applicable to the facility is variable based on certain rate options available under the agreement and currently approximates 7.8 per cent.

Niagara Mohawk Energy has a $50 million bank facility secured by certain assets of Opinac. The facility provides for letters of credit and a $10 million line of credit. The line of credit expires on 31 December 2001. As of 31 December 2000, approximately $36.9 million letters of credit were outstanding and there were no borrowings against the line of credit. In addition, Niagara Mohawk had issued guarantees of $8 million as of 31 December 2000 to trade counter-parties of Niagara Mohawk Energy.

Niagara Mohawk had short-term debt of $110 million outstanding at 31 December 2000 and no short-term debt outstanding at 31 December 1999 or 31 December 1998.

Note 6 - Federal, State And Foreign Income Taxes

Components of US and foreign income before income taxes:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2000              1999             1998
                                                                                          $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
US                                                                                        (8,501)           25,276         (206,372)
Foreign                                                                                    8,845             6,124            8,227
Consolidating eliminations                                                               (21,310)           16,074           10,952
                                                                                   -------------     -------------    -------------
Income/(loss) before income taxes and preferred dividend requirement of
  subsidiary                                                                             (20,966)           47,474         (187,193)
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Following is a summary of the components of federal, state and foreign income tax and a reconciliation between the amount of federal income tax expense reported in the Consolidated Statements of Income and the computed amount at the statutory tax rate:

Components of federal, state and foreign income taxes:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2000              1999             1998
                                                                                          $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Current tax expenses:
Federal                                                                                   18,592            24,637         (155,320)
State(1)                                                                                     528             2,767              360
                                                                                   -------------     -------------    -------------
                                                                                          19,120            27,404         (154,960)
                                                                                   -------------     -------------    -------------
Deferred tax expenses:
Federal                                                                                  (22,127)           (6,931)          84,466
State(1)                                                                                  (5,744)               --               --
Foreign                                                                                    1,982             1,474            4,126
                                                                                   -------------     -------------    -------------
                                                                                         (25,889)           (5,457)          88,592
                                                                                   -------------     -------------    -------------
Total(2)                                                                                  (6,769)           21,947          (66,368)
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Effective date of New York state income tax implementation for Niagara Mohawk Power was 1 January 2000.

(2) Does not include the tax benefits of $0.489 million and $12.819 million associated with the extraordinary item for the loss on the extinguishment of debt in 2000 and 1999, respectively.

Reconciliation between federal and foreign income taxes and the tax computed at prevailing US statutory rate on income before income taxes:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2000              1999             1998
                                                                                          $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Computed tax                                                                              (7,338)           15,648          (65,644)
Increase (reduction) including those attributable to flow-through of certain tax adjustments:
Depreciation                                                                              27,366            21,380           20,808
Cost of removal                                                                           (6,936)           (6,809)          (7,859)
Allowance for funds used during construction                                                (254)           (2,442)          (4,207)
State income taxes(1)                                                                     (5,216)            2,767              360
Expiring foreign tax credits                                                                  --               692           10,053
Pension settlement amortisation                                                               --              (278)          (3,317)
Debt premium & mortgage recording tax                                                        806            14,402           (9,408)
Real estate taxes                                                                         (5,860)            3,540            1,968
Amortisation of capital stock                                                                634                99              108
Dividends exclusion - federal income tax returns                                            (517)             (449)            (172)
Vacation pay adjustment                                                                      420               (36)            (230)
Provided at other than statutory rate                                                     (1,186)            1,185               --
SERP trust fund                                                                             (446)             (268)            (483)
Settlement of IRS exams                                                                   (1,852)               --               --
Subsidiaries                                                                                (979)           (2,294)           3,853
Reserve for Hydra-Co sale expenses                                                            --            (1,181)             (15)
Deferred investment tax credit reversal(3)                                                (6,110)          (23,539)          (7,454)
Other                                                                                        699              (470)          (4,729)
                                                                                   -------------     -------------    -------------
                                                                                             569             6,299             (724)
                                                                                   -------------     -------------    -------------
Federal and foreign income taxes(2)                                                       (6,769)           21,947          (66,368)
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Effective date of New York state income tax implementation for Niagara Mohawk Power was 1 January 2000. There was a state income tax for Niagara Mohawk's unregulated subsidiaries prior to 2000.

(2) Does not include the tax benefits of $0.489 million and $12.819 million associated with the extraordinary item for the loss on the extinguishment of debt in 2000 and 1999, respectively.

(3) Deferred investment tax credits of $0.8 million and $16.2 million related to the fossil and hydro generation assets that have been sold have been taken into income in 2000 and 1999, respectively, in accordance with IRS rules.

At 31 December, the deferred tax liabilities (assets) were comprised of the following:

--------------------------------------------------------------------------------
                                                           2000             1999
                                                         $'000s           $'000s
--------------------------------------------------------------------------------
Alternative minimum tax                                 (93,228)         (97,652)
Unbilled revenues                                       (13,964)         (12,771)
Non-utilised NOL carry-forward                         (805,261)        (930,117)
Other                                                  (430,257)        (336,478)
                                                  -------------    -------------
Total deferred tax assets                            (1,342,710)      (1,377,018)
                                                  -------------    -------------
Depreciation related                                  1,278,966        1,275,804
Investment tax credit related                            62,734           65,554
MRA terminated IPP contracts                          1,037,106        1,172,380
Other                                                   436,722          432,237
                                                  -------------    -------------
Total deferred tax liabilities                        2,815,528        2,945,975
                                                  -------------    -------------
Accumulated deferred income taxes                     1,472,818        1,568,957
                                                  =============    =============
--------------------------------------------------------------------------------

In December 1998, Niagara Mohawk Power received a ruling from the IRS which provided that the amount of cash and the value of common stock that was paid by Niagara Mohawk Power to the terminated IPP Parties was deductible in 1998 which resulted in Niagara Mohawk Power not paying any regular federal income taxes for 1998, and further generated a substantial net operating loss for federal income tax purposes. Niagara Mohawk Power carried back a portion of the unused Net Operating Losses ("NOL") NOL to the years 1996 and 1997, and also for the years 1988 through 1990, which resulted in federal income tax refunds of $135 million that were received in January 1999. Niagara Mohawk currently anticipates that it will be able to utilise the remaining NOL carryforward prior to its expiration in 2019. The amount of the NOL carryforward as of 31 December 2000 is $2.294 billion. Niagara Mohawk's ability to utilise the NOL carryforward generated, as a result of the MRA and utilisation of alternative minimum tax credits, could be limited under the rules of section 382 of the Internal Revenue Code if certain changes in Niagara Mohawk's common stock ownership were to occur in the future. The merger would trigger such a limitation. Notwithstanding a limitation of the NOLs resulting from the merger, Niagara Mohawk anticipates that it will be able to utilise the remaining NOLs prior to their expiration in 2019. See Note 12 for a further discussion of the pending merger.

Note 7 - Pension and Other Retirement Plans

Niagara Mohawk Power and its affiliates have a non-contributory defined benefit pension plan covering substantially all employees. The plan was amended during 1998 to include a cash balance benefit in which the participant has an account to which amounts are credited based on qualifying compensation and with interest determined annually based on average annual 30-year Treasury bond yield. The majority of the costs and benefits associated with this plan are attributable to Niagara Mohawk Power employees. Supplemental non-qualified, non-contributory executive retirement programs provide additional defined pension benefits for certain officers. In addition, Niagara Mohawk Power, and its affiliates provide certain contributory health care and life insurance benefits for active and retired employees and dependants.

The changes in benefit obligations, plan assets and plan funded status for these pension and other retirement plans as of, and for the year ended 31 December, are summarised as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Pension Benefits               Other Retirement Benefits
                                                                 -------------------------------    -------------------------------
                                                                           2000             1999              2000             1999
                                                                         $'000s           $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligations:
Benefit obligation at 1 January                                       1,111,833        1,302,197           519,058          547,620
Service cost                                                             32,502           34,743            11,784           15,367
Interest cost                                                            86,262           85,821            39,601           35,555
Benefits paid to participants                                           (92,313)        (234,683)          (40,528)         (35,568)
Plan amendments                                                             390           19,300                --               --
Curtailments                                                               (178)          (4,818)           (1,514)           7,287
Settlements                                                             (12,728)         (32,058)               --               --
Actuarial (gain)/loss                                                    58,007          (58,669)           34,193          (51,203)
                                                                  -------------    -------------     -------------    -------------
Benefit obligation at 31 December                                     1,183,775        1,111,833           562,594          519,058
                                                                  -------------    -------------     -------------    -------------
Change in plan assets:
Fair value of plan assets at 1 January                                1,344,647        1,446,512           245,090          210,046
Contributions                                                            29,247           11,878                --            9,435
Net return on plan assets                                               (10,856)         157,627            26,883           25,609
Benefits paid to participants                                           (91,085)        (234,152)               --               --
Settlements                                                             (15,233)         (37,218)               --               --
                                                                  -------------    -------------     -------------    -------------
Fair value of plan assets at 31 December                              1,256,720        1,344,647           271,973          245,090
                                                                  -------------    -------------     -------------    -------------
Funded status                                                            72,945          232,814          (290,621)        (273,968)
Unrecognised initial obligation                                          10,253           12,788           130,680          141,570
Unrecognised net gain from actual return on plan assets                (249,756)        (366,232)               --               --
Unrecognised net loss/(gain) from past experience different
  from that assumed                                                      39,939          (17,612)            9,262          (14,507)
Unrecognised prior service cost                                          73,290           81,178            (6,166)         (15,508)
Accumulated other comprehensive income                                   (8,395)          (6,746)               --               --
                                                                  -------------    -------------     -------------    -------------
Benefits liability on Niagara Mohawk's consolidated balance
  sheet                                                                 (61,724)         (63,810)         (156,845)        (162,413)
                                                                  =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


In 2000, Niagara Mohawk Power experienced a net curtailment/settlement gain of $1.2 million due to the employee transfers associated with the sales of the Oswego and Albany generating plants. This gain is included in the deferred loss on the sale of the assets. In 1999, there was a net curtailment/ settlement gain of $35.3 million due to employee transfers associated with generation asset sales and normal terminations.

The non-qualified executive pension plan has no plan assets due to the nature of the plan, and therefore, has an accumulated benefit obligation in excess of plan assets of $16.5 million and $12.4 million at 31 December 2000 and 1999, respectively.

The following table summarises the components of the net annual benefit costs.

-----------------------------------------------------------------------------------------------------------------------------------
                                              Pension Benefits                                Other Retirement Benefits
                               ------------------------------------------------    ------------------------------------------------
                                        2000             1999              1998             2000              1999             1998
                                      $'000s           $'000s            $'000s           $'000s            $'000s           $'000s
Service cost                          32,502           34,743            30,430           11,784            15,367           14,338
Interest cost                         86,262           85,821            79,748           39,601            35,555           35,338
Expected return on plan
  assets                             (95,399)         (97,151)          (95,472)         (21,277)          (17,501)         (16,752)
Amortisation of the
  initial obligation                   2,381            2,526             2,559           10,890            10,890           10,890
Amortisation of gains and
  losses                              (5,028)          (1,574)           (8,408)           4,841            10,695            8,367
Amortisation of prior
  service costs                        7,230            7,675             4,899           (9,244)          (10,271)          (9,508)
                               -------------    -------------     -------------    -------------     -------------    -------------
Net benefit cost before
  curtailments and
  settlements                         27,948           32,040            13,756           36,595            44,735           42,673
Curtailment (gain)/loss                1,025            6,470                --           (1,635)            5,370               --
Settlement gain                       (2,232)         (47,102)               --               --                --               --
                               -------------    -------------     -------------    -------------     -------------    -------------
Net benefit cost (1)                  26,741           (8,592)           13,756           34,960            50,105           42,673
                               =============    =============     =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Note:

(1) A portion of the benefit costs relates to construction labour, and accordingly, is allocated to construction projects.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Pension Benefits               Other Retirement Benefits
                                                                 -------------------------------    -------------------------------
                                                                           2000             1999              2000             1999
                                                                         ($'000)          ($'000)           ($'000)          ($'000)
Weighted average assumptions as of December 31:
Discount rate                                                             7.75%            7.75%             7.75%            7.75%
Expected return on plan assets                                            9.50%            9.25%             9.50%            9.25%
Rate of compensation increase (plus merit increases)                      2.50%            2.50%               N/A              N/A
Health care cost trend rate:
Under age 65                                                                N/A              N/A             9.00%            6.00%
Over age 65                                                                 N/A              N/A             9.00%            5.50%
-----------------------------------------------------------------------------------------------------------------------------------


The assumed health cost trend rates decline to 5 per cent. in 2004 and remain at that level thereafter. The assumed health cost trend rates can have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

--------------------------------------------------------------------------------
                                                    1% increase      1% decrease
                                                         $'000s           $'000s
--------------------------------------------------------------------------------
Effect on total of service and interest cost
  components of net periodic post-retirement
  health care benefit cost                                4,961           (4,201)
Effect on the health care component of the
  accumulated post-retirement benefit
  obligations                                            45,742          (39,391)
--------------------------------------------------------------------------------

Niagara Mohawk recognises the obligation to provide post-employment benefits if the obligation is attributable to employees' past services, rights to those benefits are vested, payment is probable and the amount of the benefits can be reasonably estimated. At 31 December 2000 and 1999, Niagara Mohawk's post-employment benefit obligation is approximately $21.5 million and $15.7 million, respectively.

Note 8 - Commitments and Contingencies

Long-Term Contracts for the Purchase of Electric Power

Niagara Mohawk Power has several types of long-term contracts for the purchase of electric power. Niagara Mohawk Power's commitments under these long-term contracts, as of 1 January 2001, excluding its commitments with the New York Power Authority ("NYPA"), which are shown separately, are summarised in the table below. Following the table are descriptions of the different types of these long-term contracts. For a detailed discussion of the financial swap agreements that Niagara Mohawk Power has entered into as part of the MRA and the sale of its generation assets (the sale of the Huntley and Dunkirk coal-fired generation plants and the sale of the Albany oil and gas-fired generation plant) which are not included in the table below, see Note 9.

 -----------------------------------------------------------------------------------------------------------------------------
              Estimated Fixed      Estimated Variable
                        Costs         Costs Capacity,                              Estimated Purchased     Estimated Purchased
                     Capacity        Energy and Taxes(2)                 Total                Capacity                  Energy
Year                   $'000s                  $'000s                   $'000s                    (MW)                   (MWh)
 -----------------------------------------------------------------------------------------------------------------------------
2001                  102,157                 206,698                  308,855                   1,933               3,940,284
2002                   40,288                 188,792                  229,080                   1,294               3,416,549
2003                   30,226                 183,627                  213,853                   1,271               3,324,143
2004                   15,218                 177,637                  192,855                     406               3,144,561
2005                   15,354                 178,084                  193,438                     400               3,125,016
2006-2015              79,498               1,655,730                1,735,228                     377(1)           30,938,423
-----------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) MW value represents the average annual quantity of purchased capacity.

(2) Does not include puts (see below).

PURPA Contracts

Under the requirements of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), Niagara Mohawk Power is required to purchase power generated by IPPs, as defined therein. Niagara Mohawk Power has 112 PPAs with 120 IPP facilities, amounting to approximately 635 MW of capacity at 31 December 2000. All of this capacity amount is considered firm and excludes PPAs that provide energy only. The table above includes the estimated payments for fixed costs (capacity) and variable costs (capacity, energy and related taxes) that Niagara Mohawk Power estimates it will be obligated to make under these 112 IPP contracts, excluding the put contracts (see below) and the financial obligation under the swap contracts. The payments to the IPPs are subject to the tested capacity and availability of the facilities, scheduling and price escalation. These payments have been significantly reduced by the consummation of the MRA and additional IPP buyouts made in 1999 and 2000. See
Note 2 for a further discussion of the additional IPP buyouts made in 1999 and 2000.

Fixed capacity costs (in the table above) relate to three contracts as follows: 1) a contract with an IPP (that was a party to the MRA), 2) a contract entered into along with the sale of the Oswego generation assets as discussed further below, and 3) the contract entered into along with the sale of the hydroelectric generation assets as discussed further below. With respect to the IPP contract, Niagara Mohawk Power is required to make capacity payments, including payments when the facility is not operating but available for service. The terms of this contract allow Niagara Mohawk Power to schedule energy deliveries and then pay for the energy delivered. Contracts relating to the remaining IPP facilities in service at 31 December 2000 require Niagara Mohawk Power to pay only when energy is delivered. Niagara Mohawk Power paid approximately $415 million, $435 million and $785 million in 2000, 1999 and 1998 for 5,077,000 MWh, 6,765,000 MWh and 9,700,000 MWh, respectively, of electric power under all IPP contracts.

Fossil/Hydro Contracts

As part of the sale of Niagara Mohawk Power's fossil and hydro generation assets, Niagara Mohawk Power entered into PPAs with the buyers of these assets for the purchase of capacity and energy as discussed in more detail below. The table above includes the estimated payments for variable costs and quantities (capacity and energy) associated with the PPAs that Niagara Mohawk Power estimates it will make under these contracts. Niagara Mohawk Power paid approximately $137.0 million in 2000 and $123.7 million in 1999 for 1,948 MW and 2,409 MW of capacity and 3,274,000 MWh and 3,490,000 MWh of electric power, respectively, under these PPAs.

The hydro PPA calls for the purchase of all energy and capacity through September 2001 at prices that approximate forecasted future market prices. Niagara Mohawk Power anticipates that the energy and capacity to be purchased under the hydro PPA to be at quantities approximating historical generation levels, subject to the effects of water flow availability. The Oswego PPA is primarily a contract for capacity with a nominal amount of energy at prices above forecasted future market prices.

Nuclear Contracts

The table above does not include the estimated payments for the PPAs entered into with the buyers of the nuclear generation assets, since Niagara Mohawk Power has not closed on these asset sales. As part of the agreement with Constellation to sell its nuclear generation assets, Niagara Mohawk Power would enter into PPAs to purchase 90 per cent. of the actual hourly nuclear plant output for its percentage interest of the nuclear plants at negotiated competitive prices for approximately 10 years. Niagara Mohawk Power would pay only for delivered output from the units. Upon the expiration of the PPAs, there would be revenue sharing agreements whereby Niagara Mohawk Power would be entitled to future payments from Constellation over a ten-year period if electric energy and capacity market prices exceed certain amounts during the ten-year sharing period. Niagara Mohawk Power would not be required to buy energy from Constellation, LLC under the revenue sharing agreements. See Note 3 for a discussion of the proposed sale of the nuclear generation assets.

Put Contracts

As part of the MRA, Niagara Mohawk Power signed put agreements with eight of the IPP Parties whereby the IPP Parties have an option to put the physical delivery of energy to Niagara Mohawk Power at market prices. These put agreements will be in effect until the NYISO meets certain volume and capacity conditions for a consecutive six-month period. If the NYISO does not meet the defined volume and capacity transactions that are outlined in the put agreements, then the put agreements are in effect until June 2008. Although the volume and capacity conditions have not yet been met in all of the contracts, Niagara Mohawk Power negotiated during 2000 to terminate the requirement to purchase physical energy from six of the eight IPP Parties with put agreements. Since Niagara Mohawk Power cannot predict if and when the NYISO will meet the volume and capacity conditions, the cost and quantity of energy associated with the remaining put agreements have not been included in the table above. Niagara Mohawk Power paid approximately $46.4 million in 2000 and $75.9 million in 1999 for 898,037 MWh and 2,782,678 MWh, respectively, of electric power received as part of these put agreements. If the remaining two put agreements remain in effect, Niagara Mohawk Power expects to pay approximately $19.5 million to $38.8 million for 509,000 MWh to 1,025,000 MWh of electric power in each of the years 2001 to 2008.

While the PPAs for the generation asset sales, which were entered into as an integral part of the generation sales, are above market, they are designed to help Niagara Mohawk Power meet the objectives of rate reduction and price cap commitments as well as meet expected demand as the "provider of last resort" as outlined in the Power Choice agreement.

At 1 January 2001, Niagara Mohawk Power had long-term contracts to purchase electric power from the following generation facilities owned by NYPA:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Estimated
                                                                                      Expiration          Purchase           annual
                                                                                         date of       capacity in         capacity
Facility                                                                                contract              (MW)        (dollars)
-----------------------------------------------------------------------------------------------------------------------------------
Niagara - hydroelectric project                                                             2007               927       28,355,000
St. Lawrence - hydroelectric project                                                        2007               104        1,248,000
Blenheim-Gilboa - pumped storage generation station                                         2002               270        7,452,000
                                                                                                     -------------    -------------
                                                                                                             1,301       37,055,000
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


The purchase capacities shown above are based on the contracts currently in effect. The estimated annual capacity costs are subject to price escalation and are exclusive of applicable energy charges. The total cost of purchases under these contracts, plus other miscellaneous NYPA purchases, was approximately, in millions, $144.3, $112.4 and $93.1 for the years 2000, 1999 and 1998, respectively. Niagara Mohawk Power continues to have a contract with NYPA's Fitzpatrick nuclear facility to purchase for resale up to 46 MW of power for NYPA's economic development customers.

In addition to the contractual commitments described above, Niagara Mohawk Power entered into a four-year contract, expiring in June 2003, that gives it the option to buy additional power at market prices from the Huntley coal-fired generation plant, now owned by NRG Energy, Inc. ("NRG"). If Niagara Mohawk Power needs any additional energy to meet its load it can purchase the electricity from other IPPs, other utilities, other energy merchants or through the NYISO at market prices.

At 1 January 2001, Niagara Mohawk Energy had long-term contracts to purchase electric power from various generation facilities as follows:

--------------------------------------------------------------------------------
                                       Estimated Energy
                                                  Costs         Purchased energy
Year                                          (dollars)                    (MWh)
--------------------------------------------------------------------------------
2001                                         38,010,736                1,165,080
2002                                         12,744,720                  438,000
2003                                         12,722,160                  438,000
2004                                         12,758,320                  438,000
--------------------------------------------------------------------------------


The purchase capacities above are based on the contracts currently in effect.

Gas Supply, Storage And Pipeline Commitments

In connection with its regulated gas business, Niagara Mohawk Power has long-term commitments with a variety of suppliers and pipelines to purchase gas commodity, provide gas storage capability and transport gas commodity on interstate gas pipelines.

The table below sets forth Niagara Mohawk Power's estimated commitments at 31 December 2000, for the next five years, and thereafter.

--------------------------------------------------------------------------------
                                                                             Gas
                                             Gas Supply         Storage/Pipeline
Year                                             $'000s                   $'000s
--------------------------------------------------------------------------------
2001                                            118,266                   66,359
2002                                             86,031                   32,421
2003                                             86,031                   13,696
2004                                             86,219                   13,696
2005                                             86,031                   13,696
Thereafter                                       71,661                   35,603
--------------------------------------------------------------------------------

With respect to firm gas supply commitments, the amounts are based upon volumes specified in the contracts giving consideration for the minimum take provisions. Commodity prices are based on New York Mercantile Exchange quotes and reservation charges, when applicable. Storage and pipeline capacity commitments' amounts are based upon volumes specified in the contracts, and represent demand charges priced at current filed tariffs. At 31 December 2000, Niagara Mohawk Power's firm gas supply commitments extend through October 2006, while the gas storage and transportation commitments extend through October 2012.

The table below sets forth Niagara Mohawk Energy's estimated commitments at 31 December 2000, for the next five years, and thereafter.

--------------------------------------------------------------------------------
                                                                 Gas Commitments
Year                                                                      $'000s
--------------------------------------------------------------------------------
2001                                                                         301
2002                                                                         301
2003                                                                         116
2004                                                                          54
2005                                                                          54
Thereafter                                                                    14
--------------------------------------------------------------------------------

The prices listed above are based on the contracts currently in effect. Niagara Mohawk Energy has long-term commitments with a variety of suppliers and pipelines to purchase commodity, provide gas storage capability and transport gas commodity on interstate gas pipelines.

Sale of Customer Receivables

Niagara Mohawk Power has established a single-purpose financing subsidiary, NMR, whose business consists of the purchase and resale of an undivided interest in a designated pool of Niagara Mohawk Power customer receivables, including accrued unbilled revenues. For receivables sold, Niagara Mohawk Power has retained collection and administrative responsibilities as agent for the purchaser. As collections reduce previously sold undivided interests, new receivables are customarily sold. NMR has its own separate creditors which, upon liquidation of NMR, will be entitled to be satisfied out of its assets prior to any value becoming available to Niagara Mohawk Power. The sale of receivables are in fee simple for a reasonably equivalent value and are not secured loans. Some receivables have been contributed in the form of a capital contribution to NMR in fee simple for reasonably equivalent value, and all receivables transferred to NMR are assets owned by NMR in fee simple and are not available to pay Niagara Mohawk Power's creditors.

At 31 December 2000 and 1999, $230.1 million and $215.1 million, respectively, of receivables had been sold by NMR to a third party. The undivided interest in the designated pool of receivables was sold with limited recourse. The agreement provides for a formula based loss reserve pursuant to which additional customer receivables are assigned to the purchaser to protect against bad debts. At 31 December 2000, the amount of additional receivables assigned to the purchaser, as a loss reserve, was approximately $71.2 million.

To the extent actual loss experience of the pool receivables exceeds the loss reserve, the purchaser absorbs the excess. Concentrations of credit risk to the purchaser with respect to accounts receivable are limited due to Niagara Mohawk Power's large, diverse customer base within its service territory. Niagara Mohawk Power generally does not require collateral (i.e. customer deposits).

From the fourth quarter of 1999 through April 2000, and in September 2000 through December 2000, NMR was not in compliance with a certain statistical ratio relating to the pool of receivables sold. The purchaser granted waivers for this period. NMR was in compliance with the ratio for the months of May through August 2000. While NMR is working to return to compliance with this ratio, it is possible a non-compliance condition could continue to exist. NMR is unable to predict whether further waivers would be granted.

Environmental Contingencies

The public utility industry typically utilises and/or generates in its operations a broad range of hazardous and potentially hazardous wastes and by-products. Niagara Mohawk Power believes it is handling identified wastes and by-products in a manner consistent with federal, state, and local requirements and has implemented an environmental audit program to identify any potential areas of concern and aid in compliance with such requirements. Niagara Mohawk Power is also currently conducting a program to investigate and remediate, as necessary, to meet current environmental standards, certain properties associated with former gas manufacturing and other properties which Niagara Mohawk Power has learned may be contaminated with industrial waste, as well as investigating identified industrial waste sites as to which it may be determined that Niagara Mohawk Power has contributed. Niagara Mohawk Power has also been advised that various federal, state, or local agencies believe certain properties require investigation and has prioritised the sites based on available information in order to enhance the management of investigation and remediation, if necessary.

Niagara Mohawk Power is currently aware of 132 sites with which it may be associated, including 70 which are Niagara Mohawk Power-owned. With respect to non-owned sites, Niagara Mohawk Power may be required to contribute some proportionate share of remedial costs. Although one party can, as a matter of law, be held liable for all of the remedial costs at a site, regardless of fault, in practice costs are usually allocated among Potentially Responsible Parties ("PRPs"). Niagara Mohawk Power has denied any responsibility at certain of these PRP sites and is contesting liability accordingly.

Investigations at each of the Niagara Mohawk Power-owned sites are designed to
(1) determine if environmental contamination problems exist; (2) if necessary, determine the appropriate remedial actions; and (3) where appropriate, identify other parties who should bear some or all of the cost of remediation. Legal action against such other parties will be initiated where appropriate. As site investigations are completed, Niagara Mohawk Power expects to determine site-specific remedial actions and to estimate the attendant costs for restoration. However, since investigations and regulatory reviews are ongoing for most sites, the estimated cost of remedial action is subject to change.

Estimates of the cost of remediation and post-remedial monitoring are based upon a variety of factors, including identified or potential contaminants, location, size and use of the site, proximity to sensitive resources, status of regulatory investigation, and knowledge of activities at similarly situated sites. Additionally, Niagara Mohawk Power's estimating process includes an initiative where these factors are developed and reviewed using direct input and support obtained from the New York State Department of Environmental Conservation ("DEC"). Actual Niagara Mohawk Power expenditures are dependent upon the total cost of investigation and remediation and the ultimate determination of Niagara Mohawk Power's share of responsibility for such costs, as well as the financial viability of other identified responsible parties since clean-up obligations are joint and several.

As a consequence of site characterisations and assessments completed to date and negotiations with PRPs, Niagara Mohawk Power has accrued a liability in the amount of $285 million, which is reflected in Niagara Mohawk's Consolidated Balance Sheet at 31 December 2000. The potential high end of the range is presently estimated at approximately $496 million, including approximately $235 million in the unlikely event Niagara Mohawk Power is required to assume 100 per cent. responsibility at non-owned sites. Niagara Mohawk Power increased its environmental liability by $45 million in 2000 as compared to 1999 primarily as a result of the availability of information on certain sites resulting from the progress made on feasibility studies and the issuance of a proposed remedial action plan on one site. Such information revealed that the extent of soil contamination on certain sites was greater than originally anticipated. In addition, there were more stringent regulatory requirements being imposed on Niagara Mohawk Power. The probabilistic method was used to determine the amount to be accrued for 21 of Niagara Mohawk Power's largest sites. The amount accrued for Niagara Mohawk Power's remaining sites is determined through feasibility studies or engineering estimates, Niagara Mohawk

Power's estimated share of a PRP allocation or where no better estimate is available, the low end of a range of possible outcomes is used. In response to an October 1999 request for information, Niagara Mohawk Power informed the DEC of 24 additional former manufactured gas plant sites that it may be associated with, including two sites that are currently owned by Niagara Mohawk Power. Niagara Mohawk Power is currently negotiating a voluntary clean-up agreement with the DEC for the investigation and, as required, the remediation of these additional sites. Niagara Mohawk Power has included amounts for the investigation of these sites in the estimated liability.

Niagara Mohawk Power has recorded a regulatory asset representing the investigation, remediation and monitoring obligations to be recovered from ratepayers. Power Choice and the gas rate settlements provide for the continued application of deferral accounting for variations in spending from amounts provided in rates. As a result, Niagara Mohawk Power does not believe that site investigation and remediation costs will have a material adverse effect on its results of operations or financial condition.

Based on previously submitted feasibility studies and the DEC's ongoing regulatory review process for Niagara Mohawk Power's Harbor Point site, the estimated total cost range for this site consists of a high end of $86.2 million, with an expected value calculation of $62.3 million, which is included in the amounts accrued at 31 December 2000. The DEC has categorised this site into three operating units. With respect to one operating unit, the DEC issued a proposed remedial action plan ("PRAP") in October 2000. Based on this PRAP and legal settlement efforts with respect to another responsible party, the estimated range for this operating unit consists of a high end of $15.6 million and an expected value calculation of $13.6 million. With respect to another operating unit, the DEC is expected to issue a PRAP in the summer of 2001. Currently, the high end of this unit is estimated to be $63.5 million, with an expected value calculation of $43.2 million. With respect to the last operating unit, the DEC is requiring additional investigations and a feasibility study. Currently, the high end of this unit is estimated to be $7.1 million, with an expected value calculation of $5.5 million. The estimated costs for the latter two operating units do not consider contributions from other PRPs, the amount of which Niagara Mohawk Power is unable to estimate.

In May 1995, Niagara Mohawk Power filed a complaint pursuant to applicable federal and New York State law in the U.S. District Court for the Northern District of New York against several defendants seeking recovery of past and future costs associated with the investigation and remediation of the Harbor Point and surrounding sites. The New York State Attorney General moved to dismiss Niagara Mohawk Power's claims against the state of New York, the New York State Department of Transportation and the Thruway Authority and Canal Corporation under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). Niagara Mohawk Power opposed this motion. On 3 April 1998, the Court denied the New York State Attorney General's motion as it pertains to the Thruway Authority and Canal Corporation, and granted the motion relative to the state of New York and the Department of Transportation. In a Memorandum - Decision and Order, dated 28 September 2000, the Court: 1) denied Niagara Mohawk Power's CERCLA and New York Navigation Law motions for summary judgment on liability; 2) denied defendant Beazer East, Inc.'s motions for summary judgment under New York CPLR section 1401 and the New York Navigation Law; and 3) granted defendant Mohawk Valley Oil's ("MVO") cross-motions for summary judgment with respect to Niagara Mohawk Power's CERCLA and New York Navigation Law claims. The Court further ordered that MVO be dismissed from the case. Niagara Mohawk Power filed a motion seeking leave to file an interlocutory appeal of the court rulings with respect to MVO. The court denied Niagara Mohawk Power's motion, thus Niagara Mohawk Power cannot file an appeal until after the conclusion of the trial, or following settlement with the remaining defendants.

To date, Niagara Mohawk Power has settled with Jones Chemicals, Inc., the Thruway Authority and the Canal Corporation. Niagara Mohawk Power is engaged in settlement negotiations with the remaining defendants. Should the case proceed to trial, the court has established 19 March 2001 as the trial ready date. As a result, Niagara Mohawk Power cannot predict the outcome of the pending litigation against the remaining defendants or the allocation of Niagara Mohawk Power's share of the costs to remediate the Harbor Point and surrounding sites.


Construction Program

Niagara Mohawk is committed to an ongoing construction program to assure transmission and delivery of its electric and gas services. Niagara Mohawk presently estimates that the construction program for the years 2001 through 2003 will require approximately $658 million, excluding AFC and nuclear fuel. For the years 2001 through 2003, the estimates, in millions, are $232, $214, and $212, respectively, which includes amounts relating to Niagara Mohawk Power's nuclear assets through 1 June 2001. If the nuclear sale does not occur, Niagara Mohawk Power estimates it will incur expenditures for construction and nuclear fuel of $34.1 million for 2001 and $71 million and $34 million for 2002 and 2003, respectively. Any delay in the timing or outcome of these remaining generation asset sales will effect Niagara Mohawk Power's capital expenditure requirements.

Note 9 - Fair Value of Financial and Derivative Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Temporary Cash Investments

The carrying amount approximates fair value because of the short maturity of the financial instruments.

Long-Term Debt and Mandatorily Redeemable Preferred Stock

The fair value of fixed rate long-term debt and redeemable preferred stock is estimated using quoted market prices where available or discounting remaining cash flows at Niagara Mohawk Power's incremental borrowing rate. The carrying value of NYSERDA bonds and other long-term debt is considered to approximate fair value.

Derivative Financial Instruments

The fair value of futures and swap contracts are determined using quoted market prices or broker quotes, where available, and various financial modeling tools. See Note 8 for a discussion of the financial sharing agreement that Niagara Mohawk Power has entered into concerning the announced sale of the nuclear generation assets.

The financial instruments held or issued by Niagara Mohawk Power are used for hedging or cost control and not for trading. Niagara Mohawk Energy, Opinac's energy marketing subsidiary, also holds financial instruments and is engaged in trading activities. The estimated fair values of their financial instruments are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       At 31 December 2000                At 31 December 1999
                                                                 -------------------------------    -------------------------------
                                                                       Carrying                           Carrying
                                                                         Amount       Fair Value            Amount       Fair Value
                                                                         $'000s           $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Cash and temporary cash investments                                     108,343          108,343           116,164          116,164
Mandatorily redeemable preferred stock                                   61,370           60,684            68,990           66,564
Long-term debt:
 First Mortgage bonds                                                 2,248,000        2,265,265         2,439,585        2,380,992
 Senior Notes                                                         2,415,816        2,420,143         2,523,626        2,423,611
 Promissory notes                                                       413,760          413,760           413,760          413,760
 Other                                                                  331,535          331,535           269,827          269,827
Swap contract regulatory asset(1)                                       778,229          778,229           663,718          663,718
-----------------------------------------------------------------------------------------------------------------------------------


Note:

(1) Includes a portion reported in MRA regulatory asset.

Swap Contract Regulatory Asset

Niagara Mohawk Power has three different types of swap contracts (1) eight IPP indexed swap contracts that resulted from the MRA, (2) swap contracts from the sale of Niagara Mohawk Power's Huntley and Dunkirk coal-fired generation plants and (3) a swap contract resulting from the sale of the oil and gas-fired plant at Albany. Niagara Mohawk Power has recorded a liability for these contractual obligations and recorded a corresponding regulatory asset since payments under these contracts are authorised and are currently being recovered under Power Choice. The amount of this liability and regulatory asset will fluctuate as estimates of future market and contract prices change over the term of the contracts, and will decrease over the life of the contracts as notional quantities are settled. Significant terms of the contracts are as follows:


IPP Indexed Swap Contracts

Niagara Mohawk Power, as part of the MRA, entered into restated contracts with eight IPPs. The contracts began in July 1998 and expire in June 2008. They are structured as indexed swap contracts where Niagara Mohawk Power receives or makes payments based upon the differential between the contract price and a market reference price for electricity. As of 31 December 2000 and 1999, Niagara Mohawk Power has recorded a $747.1 million and $607.3 million in the liability for swap contracts, respectively, and has recorded a corresponding swap contracts regulatory asset. In the balance sheet presentation, a portion of the swap regulatory asset is contained within the MRA Regulatory Asset based on the timing of when it was recorded and the regulatory treatment it receives. As of 31 December 2000 and 1999, this portion was $153.1 million and $158.0 million, respectively.

The contract prices were fixed for the first two years and in July 2000 changed to an indexed pricing formula primarily related to natural gas prices. The indexed pricing structure ensures that the price paid for energy and capacity will fluctuate relative to the underlying market cost of gas and general indices of inflation. Contract quantities are fixed for each year of the full ten-year term of the contracts and average 4.1 million MWh.

During 2000, there were significant increases in the cost of natural gas. These increases, when factored into the indexing formulas of the IPP swaps, created larger than anticipated contract payments under these swaps. The increased gas costs also triggered increases in the price of electricity, which, since the swap payment is based on the difference between the contract prices and referenced electricity prices, has tended to mitigate the overall impact of the gas price increase on the swap payments. Niagara Mohawk Power took steps in the latter part of 2000 to further mitigate such increases. See the discussion on the "Gas Futures Contracts - IPP Indexed Swaps" and "Gas Basis Swaps - Indexed Swaps," later in this note.


Huntley and Dunkirk Swap Contracts

Concurrent with the sale of the generating stations, Niagara Mohawk Power signed agreements to purchase capacity and energy from the new owners. The amount of power was set by the contract with a call option on additional amounts. The contracts began at the sale date, June 1999, and converted to financial swaps at 1 December 1999 triggered by the ISO implementation. The contracts are financial only; no electricity is delivered under these agreements. Each month, the payment is the net of a fixed charge and a financial swap. The swap payment is based on the difference between fixed contract prices and referenced market prices applied to stated notional quantities. Contract notional quantities average 2.9 million MWh annually. These agreements expire in June 2003.

The anticipated overmarket payments under the swap contracts represent a liability of Niagara Mohawk Power. As of 31 December 2000 and 1999, Niagara Mohawk Power has recorded $13.6 million and $56.4 million in the liability for swap contracts, respectively, and has recorded a corresponding swap contract regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled and may be adjusted as periodic reassessments are made of future energy prices.

The reason for the decrease in the swap liability from 31 December 1999, apart from amortisation of the contract quantities, is the increase in the market price of power during 2000. Since Niagara Mohawk Power's swap payment is based on fixed prices, and the counterparty's payment to Niagara Mohawk Power is based on the market price of power, the monthly settlement has shifted from a net payment to a net receipt for those months with a notional quantity. This has reduced the overall liability for the life of these contracts.


Albany Swap Contract

In connection with the sale of the Albany generating station, Niagara Mohawk Power entered into a financial contract with the new owner. The contract began in June 2000 and will expire 30 September 2003. The contract is a financial agreement with no physical energy being delivered. Each month, the payment is the net of a fixed charge and the financial swap. The swap payment is based on the difference between contract, indexed prices, and referenced market prices applied to a notional amount based on a call quantity of power. The call quantity is capped each year and totals 1,300 GWh for the life of the contract. Niagara Mohawk Power has two options in the execution of this contract: (1) Niagara Mohawk Power decides, within limits stated in the contract, how much power to call on for the purposes of calculating the swap and (2) Niagara Mohawk Power can also choose between using the price of oil or natural gas in the indexing of the contract prices.

The anticipated payments under the swaps represent a liability of Niagara Mohawk Power. As of 31 December 2000, Niagara Mohawk Power has recorded $17.5 million in the liability for swap contracts and has recorded a corresponding swap contract regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled and may be adjusted as periodic reassessments are made of future energy prices.

During 2000, there were significant increases in the cost of natural gas. These increases when factored into the indexing formulas of the Albany swaps, created larger than anticipated contract payments under these swaps. The increased gas costs also triggered increases in the price of electricity. Since the swap payment is based on the difference between the contract prices and referenced electricity prices, this has tended to mitigate the overall impact on the swap payments. Further mitigating this increase in contract price was the ability for Niagara Mohawk Power to call on notional power when it was most advantageous. Niagara Mohawk Power took steps in the latter part of 2000 to mitigate such increases. See the discussion on the "Oil Commodity Swap" later in this note.

At 31 December 2000, Niagara Mohawk Power projects that it will make the following payments in connection with the IPP, Huntley/Dunkirk and Albany swap contracts for the years 2001 to 2005, and thereafter subject to changes in market prices and indexing provisions:

--------------------------------------------------------------------------------
Year                                                           Projected Payment
                                                                          $'000s
--------------------------------------------------------------------------------
2001                                                                     106,490
2002                                                                     167,366
2003                                                                     177,171
2004                                                                     147,524
2005                                                                     135,472
Thereafter                                                               364,491
--------------------------------------------------------------------------------


Derivative Hedging Instruments

Niagara Mohawk Power believes that the above-market payments under the IPP indexed swaps, Huntley and Dunkirk swaps and Albany swap, are, in aggregate, included within the forecast used in setting the Power Choice prices. However, through August 2001, prices for approximately three-quarters of its sales are fixed. Therefore, significant increases in the swap payments could pose a risk to earnings. The price of natural gas is the major component in the indexing of the IPP swap contracts. Natural gas or oil is the primary component of the indexing of the Albany swap. The prices for the Huntley and Dunkirk payments are fixed by the contracts. As noted in the discussion above on the various swap liabilities, increases in the price of natural gas have adversely impacted the payments Niagara Mohawk Power has and will continue to make. During 2000, Niagara Mohawk Power took steps to mitigate this risk by a combination of NYMEX gas futures, fixed for floating gas basis swaps, and an oil commodity swap.

Niagara Mohawk Power has also been making payments to a non-MRA IPP under a contract to buy power. The price for this power is indexed to natural gas. Recent increases in the price of gas have caused this contract to be more costly. Niagara Mohawk Power has purchased NYMEX gas futures contracts to mitigate the impact the price of gas has on this contract.

Purchases of electricity and natural gas for distribution to its customers can expose Niagara Mohawk Power to price risk for those commodities. During 2000, Niagara Mohawk Power took steps to mitigate these risks through the purchase of NYMEX gas futures and by entering into fixed for floating electric swaps.

These hedging contracts have been accounted for under SFAS 80, "Accounting for Futures Contracts" with the gain on the instruments deferred until the month in which the hedged purchases occur. The hedges are expected to be highly effective in achieving offsetting cash flows. Changes in market value of futures contracts relating to hedged items are deferred until the physical transaction occurs, at which time, income or loss is recognised. Details of all derivatives used for hedging are in the sections that follow:

Gas Futures Contracts - IPP Indexed Swaps

Beginning in July 2000, the payments Niagara Mohawk made on the eight IPP swap contracts began indexing with natural gas as the primary component of the indexing formula. Through renegotiations, Niagara Mohawk Power was able remove the gas price risk on two of the IPP swaps. Beginning in August 2000, Niagara Mohawk Power began purchasing NYMEX gas futures to hedge the gas commodity component of the indexed contract payments for the remaining six IPP indexed swap contracts for the period September 2000 through August 2001. The NYMEX futures cover all of the quantity of gas impacting these payments during this time frame. At 31 December 2000, a deferred gain of $59.7 million was recorded in Regulatory and Other Liabilities, "Deferred gain on swap hedges", with $44.9 million recorded in "Swap Hedges Receivable" and $14.8 million recorded in "Cash."

Gas Futures Contracts - Non-MRA IPP Contract

One non-MRA IPP contract includes a provision which indexes the price Niagara Mohawk Power pays to the IPP to the price of natural gas. This is a physical delivery power contract and not a financial instrument. In the fourth quarter of 2000, Niagara Mohawk Power began purchasing NYMEX gas futures as a means to mitigate the gas price risk associated with this contract. At 31 December 2000, a deferred gain of $7.0 million was recorded in Regulatory and Other Liabilities, "Deferred gain on swap hedges" with $5.3 million recorded in "Swap Hedges Receivable" and $1.7 million recorded in "Cash."


Gas Basis Swaps - Indexed Swaps

The gas factor in the indexing formula for each of the six IPPs designates a particular geographic pricing point for the referenced price of natural gas. NYMEX futures contracts are predicated on the commodity price of gas at the Henry Hub in Louisiana. The term "basis" refers to the price differential between the price of gas at the Henry Hub and the price at some other particular pricing point. The gas component to the indexing formula in each of the IPP contracts encompasses both the commodity price and the basis cost for gas to the particular pricing point identified in the contract.

To more fully hedge the impact that gas prices have on the indexed price, Niagara Mohawk Power entered into fixed for floating gas basis swap agreements with several counterparties. These contracts fix the basis cost of gas between the Henry Hub and each of the pricing points stated in the IPP swaps. This hedging was undertaken for the period of October 2000 through August 2001. The quantities hedged were the same quantities as determined for the NYMEX futures contracts used to hedge the commodity. At 31 December 2000, a deferred gain of $2.5 million was recorded in Regulatory and Other Liabilities, "Deferred gain on swap hedges," with a corresponding entry recorded in "Swap Hedges Receivable."


Oil Commodity Swap

The floating payment Niagara Mohawk Power makes on the Albany swap contract is indexed to the price of either natural gas or oil. Niagara Mohawk Power has the option of selecting which fuel is used in the calculation. Increases in gas and oil could adversely impact the cash flows of this contract. In order to mitigate the risk of exposure to the increased fuel cost, Niagara Mohawk Power chose to enter a fixed for floating swap on the price of oil for quantities that would offset the rise in the price of oil used in the Albany swap formula. If gas prices exceed oil prices, payments are based on oil prices, for which Niagara Mohawk Power has a hedge. If oil prices exceed gas prices, the swap payments will be based on gas prices.

Under the Oil Commodity swap, Niagara Mohawk Power pays a fixed price for a set quantity of oil in specific months between January and August 2001. The counterparty pays a market price for oil that is highly correlated with the oil price referenced in the Albany swap contract. Price movements in the oil swap are expected to correlate with changes in the cost of oil used in the Albany swap. The results should substantially offset the effects that oil price changes have on the indexed contract price. At 31 December 2000, a deferred loss of $2.7 million was netted in the Regulatory Liability, "Deferred gain on swap hedges" with an offsetting entry to "Swap Hedges Receivable."


Gas Futures Contracts - Gas for Resale to Customers

For purchases of natural gas used to supply customers, Niagara Mohawk Power's exposure to gas commodity price fluctuations is limited by a regulatory ruling that transfers the commodity price risk to the customer for prudently incurred commodity costs. In June 2000, Niagara Mohawk Power began using NYMEX gas futures as hedges to manage those costs effectively and prudently.

The item to be hedged, purchased natural gas, exposes Niagara Mohawk Power's customers to commodity price volatility. The anticipated transactions being hedged are the purchases of natural gas for resale to customers for the winter heating season of November 2000 through March 2001. At 31 December 2000, a deferred gain of $13.0 million was recorded in "Deferred Gain on Hedging Activity" with $8.0 million recorded in "Current Assets - Other" and $5.0 million recorded in "Cash."


Electricity Swaps

During several months of 2001, Niagara Mohawk Power projects that it will be in a short position for electricity needed to supply customers. For those months, electricity would need to be purchased through the NYISO at market prices. In order to maintain internal limits on exposure to market risks, Niagara Mohawk Power locked in the price for a portion of this shortage through fixed for floating swaps on electricity.

Niagara Mohawk Power pays a fixed rate and the counterparty pays the NYISO market rate for contractually set quantities of on-peak and off-peak power through May 2001. Since Niagara Mohawk Power is purchasing power through the NYISO in those same quantities and for the same periods, these swaps will be highly effective in achieving offsetting cash flows. At 31 December 2000, a deferred gain of $4.4 million was recorded in "Deferred Gain on Hedging Activity" with the corresponding entry to "Current Assets - Other."

Niagara Mohawk Power's open positions in derivative instruments consisted of long positions with fair values as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       At 31 December 2000                At 31 December 1999
                                                                 -------------------------------    -------------------------------
                                                                     Fair Value            Units        Fair Value            Units
Instrument                                           Position            $'000s          (000's)            $'000s          (000's)
-----------------------------------------------------------------------------------------------------------------------------------
NYMEX Gas Futures - IPP Swaps                            Long            44,882        16460 Dth                --               --
NYMEX Gas Futures - Non-MRA IPP                          Long             5,262         1930 Dth                --               --
Gas Basis Swap                                           Long             2,486        20170 Dth                --               --
Oil Commodity Swap                                       Long            (2,719)         772 bbl                --               --
                                                                  -------------                      -------------    -------------
Swap Hedges Receivable                                                   49,911                                 --               --
                                                                  =============                      =============    =============
NYMEX Gas Futures - Gas Supply                           Long             8,000         1600 Dth                --               --
Electricity Swap                                         Long             4,442          714 MWh                --               --
                                                                  -------------                      -------------    -------------
In Current Assets - Other                                                12,442                                 --               --
                                                                  =============                      =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Derivative Financial Instruments - Niagara Mohawk Energy

Niagara Mohawk Energy has its own risk management policy, which defines the limits within which it can carry out its commercial activities. The purpose of the risk management program is to mitigate risks associated with various energy commodities. Niagara Mohawk Energy is permitted to carry open positions and accordingly is exposed to market risks. The risk management program systematically identifies, measures, evaluates and actively manages, and reports on the market driven risks associated with Niagara Mohawk Energy's commercial activities.

Niagara Mohawk Energy, within its trading portfolio, takes certain positions to mitigate risks associated with the physical sale or purchase contracts and takes certain positions to take advantage of market conditions. Niagara Mohawk Energy uses various forms of financial instruments, including futures, forwards, swaps, TCCs, and options. Each of these instruments involves different risks. Niagara Mohawk Energy believes these instruments help to manage the exposure to changes in market prices and take advantage of selected opportunities.

Niagara Mohawk Energy's portfolio has net open positions. Open positions create exposure to fluctuations in market prices that may adversely impact the reported financial position and results of operation. A value at risk model is used to access market risk within the portfolio. The model utilises a variance/co-variance methodology with a 95 per cent. confidence level and a five-day holding period. Throughout 2000, Niagara Mohawk Energy's value at risk has ranged from $1.1 million to $5.8 million.

In 1999, non-trading activities were, generally, transactions entered into to hedge the market fluctuations of contractual and anticipated commitments. Gas futures were used for hedging purposes. Changes in the market value of contracts relating to hedged items were deferred until the physical transaction occurred, at which time income or loss was recognised. During 2000, activities for non-trading purposes generally consisted of gas and electric retail contracts with gas futures now included in the trading portfolio. Changes in the market value of the gas futures contracts are recorded in earnings.

At 31 December 2000 and 1999, Niagara Mohawk Energy's open non-trading positions consisted of long and short gas and electric retail contracts. Futures contracts are included in 1999 only. The approximate fair values are as follows:

 ---------------------------------------------------------------------------------------------------------
                                      At 31 December 2000                     At 31 December 1999
                              ------------------------------------    ------------------------------------
                                    Fair Value               Units          Fair Value               Units
Non Trading Positions                   $'000s             (000's)              $'000s             (000's)
 ---------------------------------------------------------------------------------------------------------
Gas - Long                              28,509           3,274 Dth               9,596           3,920 Dth
Gas - Short                             23,209           2,769 Dth               4,725           2,020 Dth
Electric - Long                         14,404             365 MWh             125,026           4,493 MWh
Electric - Short                       154,766           3,180 MWh                  --                  --
-----------------------------------------------------------------------------------------------------------------------------------


The fair value of non-trading positions was determined using quoted market prices or broker's quotes.

During 2000, Niagara Mohawk Energy used futures, forwards, swaps, TCCs, and options for trading purposes. Transactions used for trading purposes are accounted for on a mark-to-market basis with changes in the fair value recognised as a gain or loss in the period of the change. At 31 December 2000, and 1999, Niagara Mohawk Energy's open trading positions had approximate fair values as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                               At 31 December 2000                     At 31 December 1999
                                                       ------------------------------------    ------------------------------------
                                                             Fair Value               Units          Fair Value               Units
Trading Positions                                                $'000s             (000's)              $'000s             (000's)
-----------------------------------------------------------------------------------------------------------------------------------
Gas - Long                                                       46,250           4,534 Dth                  --                  --
Gas - Short                                                      59,574           6,841 Dth                  --                  --
Electric - Long                                                 509,606          14,529 MWh                  --                  --
Electric - Short                                                485,669          13,495 MWh                  --                  --
-----------------------------------------------------------------------------------------------------------------------------------


The fair values of these instruments are determined by reference to published market prices, broker's quotations, published forecasts, or other available market data.

Investments In Debt And Equity Securities

Niagara Mohawk Power's investments in debt and equity securities consist of trust funds for the purpose of funding the nuclear decommissioning of Unit 1 and its share of Unit 2 (see Note 3), investments held by Opinac and a trust fund for certain pension benefits. Niagara Mohawk has classified all investments in debt and equity securities as available for sale and has recorded all such investments at their fair market value at 31 December 2000.

The nuclear decommissioning trust funds comprise over 71 per cent. of the investments in debt and equity securities. The agreement to sell the nuclear generation assets includes the transfer of the decommissioning trust funds to the buyer. In anticipation of that sale, and to reduce the risk of a detrimental market shift affecting the funds, Niagara Mohawk Power converted all decommissioning assets to high grade, short-term commercial paper in October and November of 1999. The instruments purchased have specified coupon rates and maturity dates of generally one to four months. Remaining cash is invested in an overnight, short-term investment fund. Due to the current makeup of the funds the book and market values are approximately equal therefore the decommissioning funds no longer experience any substantial unrealised gains or losses. These actions tended to increase the sales activity for 1999 with lesser sales activity in 2000. Most of the current activity in the funds is comprised of maturing funds rolled into new commercial paper.

The proceeds from the sale of investments were $177.7 million, $463.9 million, and $202.1 million in 2000, 1999, and 1998, respectively. Net realised and unrealised gains and losses related to the nuclear decommissioning trust are reflected in "Accumulated Depreciation and Amortisation" on the Consolidated Balance Sheets, which is consistent with the method used by Niagara Mohawk Power to account for the decommissioning costs recovered in rates. The unrealised gains and losses related to the investments held by the pension trust and Opinac for the period ending 31 December 2000 are not material to Niagara Mohawk's results of operations.

The recorded fair values and cost basis of Niagara Mohawk's investments in debt and equity securities is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                      At 31 December 2000                                      At 31 December 1999
                     -----------------------------------------------------    -----------------------------------------------------
                                        Gross Unrealised                                        Gross Unrealised
                                    ------------------------          Fair                   ------------------------          Fair
Security Type               Cost          Gain        (Loss)         Value           Cost          Gain        (Loss)         Value
                          $'000s        $'000s        $'000s        $'000s         $'000s        $'000s        $'000s        $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Commercial Paper         375,228         1,982            --       377,210        346,181         1,812            --       347,993
Tax Exempt
  Obligations              8,588           308           (19)        8,877          8,143            33          (311)        7,865
Corporate
  Obligations             52,103            90          (108)       52,085          8,057         1,532            (1)        9,588
Other                     15,233            --            --        15,233         18,542            --            --        18,542
                      ----------    ----------    ----------    ----------     ----------    ----------    ----------    ----------
                         451,152         2,380          (127)      453,405        380,923         3,377          (312)      383,988
                      ==========    ==========    ==========    ==========     ==========    ==========    ==========    ==========
-----------------------------------------------------------------------------------------------------------------------------------


Using the specific identification method to determine cost, the gross realised gains and gross realised losses were:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended 31 December
                                                                                   ------------------------------------------------
                                                                                            2000              1999             1998
                                                                                          $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Realised gains                                                                             1,993            26,609            5,350
Realised losses                                                                               26            15,140            2,221
-----------------------------------------------------------------------------------------------------------------------------------


The contractual maturities of Niagara Mohawk's investments in debt securities is as follows:

 ---------------------------------------------------------
                                At 31 December 2000
                           -------------------------------
                              Fair Value              Cost
                                  $'000s            $'000s
 ---------------------------------------------------------
Less than 1 year                 390,889           388,908
1 year to 5 years                  2,018             1,999
5 years to 10 years                1,598             1,552
Due after 10 years                 5,261             5,037
--------------------------------------------------------------------------------

Note 10 - Stock Based Compensation

Under Niagara Mohawk's stock compensation plans, stock units and stock appreciation rights ("SARs") may be granted to officers, key employees and directors. In addition, Niagara Mohawk's plans allow for the grant of stock options to officers. The table below sets forth the activity under Niagara Mohawk's stock compensation plans for the years 1998 through 2000. On 18 March 1999, Niagara Mohawk Power's common stock was exchanged for Niagara Mohawk's common stock and the SARs, the stock units and the options were likewise exchanged. See Note 1.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Wtd. Avg.
                                                                                                                           Exercise
                                                                           SARs            Units           Options            Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at 31 December 1997                                       1,086,900          666,964           298,583            17.87
Granted                                                               1,723,500          488,428                --
Exercised                                                               (42,700)        (211,403)               --
Forfeited                                                               (28,000)         (10,550)          (12,000)           17.94
                                                                  -------------    -------------     -------------    -------------
Outstanding at 31 December 1998                                       2,739,700          933,439           286,583            17.87
Granted                                                                 253,200          148,531                --
Exercised                                                                (5,500)        (173,991)               --
Forfeited                                                              (134,838)         (42,985)          (39,208)           18.56
                                                                  -------------    -------------     -------------    -------------
Outstanding at 31 December 1999                                       2,852,562          864,994           247,375            17.76
Granted                                                                 574,500          647,049                --
Exercised                                                               (44,700)        (478,470)               --
Forfeited                                                               (29,500)         (29,097)          (54,000)           17.94
                                                                  -------------    -------------     -------------    -------------
Outstanding at 31 December 2000                                       3,352,862        1,004,476           193,375            17.71
                                                                  =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Stock units are payable in cash at the end of a defined vesting period, determined at the date of the grant, based upon Niagara Mohawk's stock price for a defined period. SARs become exercisable, as determined at the grant date and are payable in cash based upon the increase in Niagara Mohawk's stock price from a specified level. As such, for these awards, compensation expense is recognised based upon the value of Niagara Mohawk's stock price over the vesting period of the award. Options granted over the period 1992 to 1995 are currently exercisable with expirations ten years from the grant date. The majority of these options are considered to be antidilutive for EPS calculations. Included in Niagara Mohawk's results of operations for the years ending 2000, 1999 and 1998, is approximately $5.4 million, $(1.9) million and $9.8 million, respectively, related to these plans.

Upon the closing of the pending merger, each stock option outstanding shall be cancelled and shall only entitle the holder to receive an amount in cash. Based on the number of stock options outstanding at 31 December 2000, Niagara Mohawk would have to record approximately $300,000 in compensation expense at the time of the closing of the pending merger.

Niagara Mohawk's SARs and Units provide for the acceleration of the vesting period upon the occurrence of certain events relating to a change in control, merger, sale of assets or liquidation of the company. Niagara Mohawk estimates that it will have to record approximately $23 million in compensation expense for these awards upon the consummation of the pending merger. This estimate could vary for a number of reasons, including forfeitures of awards due to employees resigning from Niagara Mohawk Power, certain awards being converted into shares of the merged company and the actual date upon which the merger occurs. See Note 12 for further information regarding the pending merger.

The following table provides certain information with respect to stock options outstanding and exercisable at 31 December 2000:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Stock Options
                                                                          Outstanding and            Wtd. Avg.  Wtd. Avg. Remaining
Range of Exercise Prices                                                      Exercisable       Exercise Price     Contractual Life
-----------------------------------------------------------------------------------------------------------------------------------
$10 - $15                                                                          61,125                14.63              4 years
$15 - $20                                                                         132,250                19.13              2 years
                                                                        -----------------    -----------------    -----------------
$10 - $20                                                                         193,375                17.71              3 years
                                                                        =================    =================    =================
-----------------------------------------------------------------------------------------------------------------------------------


As permitted by SFAS 123 - "Accounting for Stock-Based Compensation", Niagara Mohawk has elected to follow APB 25 - "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Since stock units and SARs are payable in cash, the accounting under APB 25 and SFAS 123 is the same. Therefore, the pro forma disclosure of information regarding net income, as required by SFAS 123, relates only to Niagara Mohawk's outstanding stock options, the effect of which is immaterial to the financial statements for the years ended 2000, 1999 and 1998. There is no effect on earnings per share for these years resulting from the pro forma adjustments to net income.

Note 11 - Segment Information

Niagara Mohawk is organised between regulated and unregulated activities. Within the regulated business, Niagara Mohawk Power, which has 97 per cent. of total assets and 86 per cent. of total revenues, there are two principal business units: Energy Delivery and Nuclear. As discussed in Note 2, Niagara Mohawk Power has closed on its remaining share of a fossil generation asset and has a proposed sale of the nuclear generation assets. Although there are two identified business units, financial performance and resource allocation are measured and managed at the regulated business level.

Niagara Mohawk uses a shareholder value based management system. The measure of shareholder value creation is Economic Value Added ("EVA(R)"). EVA(R) is the financial measure used to evaluate projects, allocate resources, and report and provide performance incentives. EVA(R) is a registered trademark of Stern Stewart & Co.

-----------------------------------------------------------------------------------------------------------------------------------
                                                 Depreciation
                                       Total                &                           Economic      Construction     Identifiable
                                    Revenues     Amortisation(1)   Income Taxes(2)   Value Added      Expenditures           Assets
                                      $'000s           $'000s            $'000s           $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
2000
Regulated Company                  3,897,755          687,290            (9,526)        (612,932)          273,830       12,307,238
Unregulated                          641,538              534             2,757          (26,349)               --          335,097
Eliminations                             (21)              --                --               --                --               --
                               -------------    -------------     -------------    -------------     -------------    -------------
Total Consolidated                 4,539,272          687,824            (6,769)        (639,281)          273,830       12,642,335
                               =============    =============     =============    =============     =============    =============
1999
Regulated Company                  3,827,340          731,429            19,026         (732,041)          298,081       12,445,608
Unregulated                          257,614              543             2,634          (27,374)               --          224,827
Eliminations                            (768)              --               287               --                --               --
                               -------------    -------------     -------------    -------------     -------------    -------------
Total Consolidated                 4,084,186          731,972            21,947         (759,415)          298,081       12,670,435
                               =============    =============     =============    =============     =============    =============
1998
Regulated Company                  3,826,373          484,250           (62,771)        (697,948)          392,200       13,733,055
Unregulated                          169,039              502            (3,597)         (31,471)               --          128,132
Eliminations                          (2,962)              --                --               --                --               --
                               -------------    -------------     -------------    -------------     -------------    -------------
Total Consolidated                 3,992,450          484,752           (66,368)        (729,419)          392,200       13,861,187
                               =============    =============     =============    =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Includes amortisation of the MRA regulatory asset.

(2) Excludes the tax benefit of $0.489 million and $12.189 million associated with the extraordinary item for the loss on extinguishment of debt recorded in 2000 and 1999, respectively.

EVA(R) is calculated as Net Operating Profit after Taxes less a charge for the use of capital employed. The capital charge is determined by applying a rate representing an estimate of investors' expected return given the risk of the business and a targeted capital structure. The rate is not the same as the embedded cost of capital, and in particular does not reflect the return on equity that may be established in a rate proceeding. Certain adjustments to accounting data are made to more closely reflect operating or economic results. In each of the three years, an adjustment is made to include the recognition of the estimated net present value of remaining future above-market contract payments to IPPs, which is calculated annually, and the corresponding recognition of imputed interest as shown in the table below.

 -------------------------------------------------------------------------------------------
                                                        Year ended 31 December
                                            ------------------------------------------------
                                                     2000             1999              1998
                                                   $'000s           $'000s            $'000s
 -------------------------------------------------------------------------------------------
Estimated net present value of the
  remaining future above market
  contract payments to IPPs                     1,383,600        1,987,643         1,008,427
Corresponding recognition of imputed
  interest                                         40,752           58,536           129,702
-----------------------------------------------------------------------------------------------------------------------------------

EVA(R) is further segmented between EVA(R) from Operations and EVA(R) related to the IPPs. This distinction is used to allow management to focus on operating performance separate from the consequences of the IPP contracts, the MRA regulatory asset and finance decisions related to managing the capitalisation of Niagara Mohawk.

A reconciliation of total segment Economic Value Added to total consolidated net loss for the years ended 31 December 2000, 1999 and 1998 is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2000              1999             1998
                                                                                          $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Economic Value Added:
Operations                                                                              (252,910)         (261,697)        (248,624)
IPP-related                                                                             (386,371)         (497,718)        (480,795)
                                                                                   -------------     -------------    -------------
Total Economic Value Added                                                              (639,281)         (759,415)        (729,419)
Charge for use of investors' capital                                                     932,676         1,163,596        1,225,437
Interest component of IPP payments (net of taxes)                                        (40,752)          (58,535)        (129,702)
Power choice charge (net of taxes)                                                            --                --         (171,098)
1998 storm recovery/(costs) (net of taxes)                                                19,443                --          (50,588)
Interest charges (net of taxes)                                                         (286,283)         (320,119)        (265,455)
Extraordinary item (net of taxes)                                                           (909)          (23,807)              --
Niagara Mohawk Power preferred dividends                                                 (31,437)          (36,808)         (36,555)
                                                                                   -------------     -------------    -------------
Consolidated net loss                                                                    (46,543)          (35,088)        (157,380)
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


Note 12 - Pending Merger with National Grid

In September 2000, Niagara Mohawk entered into a merger agreement with National Grid, under which National Grid will acquire Niagara Mohawk. Niagara Mohawk shares will be exchanged for a combination of cash and ADSs in a new holding company of National Grid.

The pending merger has been approved by Niagara Mohawk's shareholders as well as National Grid shareholders. However, the pending merger is contingent on the sale of Niagara Mohawk's nuclear facilities or other satisfactory arrangements being reached and is subject to a number of regulatory and other approvals and consents, including approvals by the SEC under the Public Utility Holding Company Act of 1935, the FERC, the NYPSC, and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The pending merger is also contingent on the approval of National Grid's shareholders, at a subsequent meeting, of the new holding company structure. The pending merger is currently anticipated to be completed by late 2001.

Niagara Mohawk shareholders will receive $19 per share, subject to the dollar value of five National Grid ordinary shares being between $32.50 and $51.00 in a specified period shortly before the closing of the pending merger. In the event that the dollar value of five National Grid ordinary shares is greater than $51.00 during such period, the per share consideration received by Niagara Mohawk shareholders will increase by two-thirds of the percentage of the increase in value over $51.00. In the event that the dollar value of five National Grid ordinary shares is less than $32.50 during such period, the per share consideration received by Niagara Mohawk's shareholders will decrease by two-thirds of the percentage of the decrease in value below $32.50. Shareholders can elect to receive their consideration either in cash or ADSs, or a combination of both, subject to the aggregate cash consideration offered being at least $1.015 billion. If cash elections received from Niagara Mohawk shareholders exceed $1.015 billion, National Grid has the option to increase the cash element of the consideration.

Note 13 - Quarterly Financial Data (Unaudited)

Operating revenues, operating income (loss), income (loss) before extraordinary item, net income (loss) and basic and diluted earnings (loss) per common share by quarters from 2000, 1999 and 1998, respectively, are shown in the following tables. Quarterly information for Niagara Mohawk prior to 1999 is Niagara Mohawk Power's, but has been reclassified to reflect Niagara Mohawk's structure. Niagara Mohawk and Niagara Mohawk Power, in their opinion, have included all adjustments necessary for a fair presentation of the results of operations for the quarters. Due to the seasonal nature of the regulated utility business, the annual amounts are not generated evenly by quarter during the year. Niagara Mohawk Power's quarterly results of operations reflect the seasonal nature of its business, with peak electric loads in summer and winter periods. Gas sales peak in the winter.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Basic and
                                                                                                                            Diluted
                                                                                   Income (Loss)                           Earnings
                                                    Operating         Operating    Before Extra-        Net Income       (Loss) per
                               Quarter Ended         Revenues     Income (Loss)    Ordinary Item            (Loss)     Common Share
                                                       $'000s            $'000s           $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
31 December                             2000        1,199,589            47,339          (44,023)          (44,023)           (0.27)
                                        1999        1,016,504            94,830          (18,163)          (18,166)           (0.10)
                                        1998          904,066            99,666          (26,457)          (26,457)           (0.14)
30 September                            2000        1,099,604           121,114            2,724             2,724             0.02
                                        1999        1,034,227           100,238          (18,653)          (31,707)           (0.17)
                                        1998          979,774           111,231            8,516             8,516             0.05
30 June                                 2000        1,045,494            74,991          (18,809)          (19,718)           (0.12)
                                        1999          914,321            81,153          (25,297)          (36,047)           (0.19)
                                        1998          944,684          (193,538)        (150,579)         (150,579)           (1.04)
31 March                                2000        1,194,585           186,406           14,474            14,474             0.08
                                        1999        1,119,134           251,848           50,832            50,832             0.27
                                        1998        1,163,897           131,569           11,140            11,140             0.08
-----------------------------------------------------------------------------------------------------------------------------------


In the fourth quarter of 2000, Niagara Mohawk expensed $10.2 million (6 cents per common share) for adjustments based on the regulatory review of the deferred costs related to the sale of the generation assets in 1999 and 2000. In the third quarter of 2000, Niagara Mohawk recorded earnings of $19.4 million (12 cents per common share) of insurance proceeds and disaster relief associated with the January 1998 ice storm restoration effort. In the first quarter of 1998, Niagara Mohawk expensed $70.2 million associated with the January 1998 ice storm (of which $62.9 million was considered incremental) or 28 cents per common share. In the second quarter of 1998, Niagara Mohawk recorded a non-cash write-off of $263.2 million ($1.18 per common share) associated with the portion of the MRA disallowed in rates by the NYPSC.

Electric Statistics

--------------------------------------------------------------------------
                                   2000              1999             1998
                                           In millions of kWh
--------------------------------------------------------------------------
Regulated electric
  sales:
Residential                       9,840            10,227            9,643
Commercial                       10,051            11,838           11,560
Industrial                        5,934             6,985            6,843
Industrial - Special              4,285             4,506            4,568
Other                               167               200              241
Distribution of
  energy (delivery
  only)                           4,012             1,334               --
Other electric
  systems                         2,017             1,666            3,577
                          -------------     -------------    -------------
Total regulated
  electric sales                 36,306            36,756           36,432
Unregulated electric
  sales                          10,459             6,355            4,571
                          -------------     -------------    -------------
Total electric sales             46,765            43,111           41,003
                          =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------
                                   2000              1999             1998
                                 $'000s            $'000s           $'000s
--------------------------------------------------------------------------
Regulated electric
  revenues:
Residential                   1,187,151         1,250,295        1,201,697
Commercial                    1,033,783         1,192,390        1,220,067
Industrial                      453,430           485,009          480,942
Industrial - Special             62,805            65,178           63,870
Other                            39,765            50,294           55,119
Other electric
  systems                       112,970            47,851           94,756
Distribution of
  energy                        179,821            56,068           30,761
Transmission of
  energy                        149,075           100,455           94,545
Miscellaneous                    20,453               217           19,387
                          -------------     -------------    -------------
Total regulated
  electric revenue            3,239,253         3,247,757        3,261,144
Unregulated electric
  revenue                       560,673           217,144          129,357
                          -------------     -------------    -------------
Total electric
  revenue                     3,799,926         3,464,901        3,390,501
                          =============     =============    =============
Regulated electric
  customers (average)         1,532,140         1,550,225        1,550,770
-----------------------------------------------------------------------------------------------------------------------------------

Gas Statistics

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2000              1999             1998
                                                                                                 In thousands of Dth
-----------------------------------------------------------------------------------------------------------------------------------
Regulated gas sales:
Residential                                                                               54,299            51,624           47,250
Commercial                                                                                16,193            16,505           17,023
Industrial                                                                                   493               453              752
                                                                                   -------------     -------------    -------------
Total regulated sales                                                                     70,985            68,582           65,025
Other gas systems                                                                             13                10               17
Spot market                                                                                  592             1,834            4,501
Transportation of customer-owned gas                                                     140,127           137,240          127,850
                                                                                   -------------     -------------    -------------
Total regulated gas delivered                                                            211,717           207,666          197,393
Unregulated gas sales:                                                                    17,831            11,020           13,863
                                                                                   -------------     -------------    -------------
Total gas sales                                                                          229,548           218,686          211,256
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            2000              1999             1998
                                                                                          $'000s            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Regulated gas revenues:
Residential                                                                              457,929           390,208          378,150
Commercial                                                                               126,853           107,669          110,499
Industrial                                                                                 3,037             2,340            3,618
Other gas systems                                                                            105                57               69
Spot market                                                                                1,604             4,277            8,749
Transportation of customer-owned gas                                                      62,350            58,032           54,091
Miscellaneous                                                                              6,624            17,000           10,053
                                                                                   -------------     -------------    -------------
Total regulated gas revenues                                                             658,502           579,583          565,229
Unregulated gas revenues:                                                                 74,695            31,643           36,047
                                                                                   -------------     -------------    -------------
Total gas revenues                                                                       733,197           611,226          601,276
                                                                                   =============     =============    =============
Regulated gas customers (average)                                                        544,070           541,956          530,633
-----------------------------------------------------------------------------------------------------------------------------------

2. Financial information on Niagara Mohawk for the nine months ended 30 September 2001

The following financial information has been extracted without material adjustment from the unaudited report of Niagara Mohawk filed on Form 10-Q with the SEC for the nine months ended 30 September 2001. Following the adoption of SFAS 133 with effect from 1 January 2001, certain restatements have been made to the comparative balance sheet as at 31 December 2000 reported in unaudited financial information of Niagara Mohawk for the nine months ended 30 September 2001, set out in this section 2. These restatements have not been reflected in section 1 above.

The financial information is prepared in accordance with US GAAP and under the accounting policies set out in the notes below. US GAAP differs from UK GAAP in certain material respects. A summary of the main differences between the accounting policies adopted by Niagara Mohawk under US GAAP and those adopted by National Grid under UK GAAP is set out in section 3 below.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies
Consolidated Statements of Income (Unaudited)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Nine months ended 30 September
                                                                                                    -------------------------------
                                                                                                              2001             2000
                                                                                            Note            $'000s           $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues:
 Electric                                                                                                2,937,947        2,827,261
 Gas                                                                                                       652,784          507,130
 Other                                                                                                         718            5,292
                                                                                                     -------------    -------------
                                                                                                         3,591,449        3,339,683
                                                                                                     -------------    -------------
Operating expenses:
 Electricity purchased                                                                                   1,352,964        1,265,078
 Fuel for electric generation                                                                               30,985           48,077
 Gas purchased                                                                                             418,794          282,630
 Other operation and maintenance expenses                                                                  741,926          636,598
 Disallowed nuclear investment costs                                                                       123,000               --
 Amortisation/accretion of MRA/IPP buyout costs                                                            272,888          281,539
 Depreciation and amortisation                                                                             236,503          233,804
 Other taxes                                                                                               181,283          209,446
                                                                                                     -------------    -------------
                                                                                                         3,358,343        2,957,172
                                                                                                     -------------    -------------
Operating income                                                                                           233,106          382,511
Impairment charge on investment                                                                            (44,000)              --
Other deductions                                                                                            (9,947)          (6,538)
                                                                                                     -------------    -------------
Income before interest charges                                                                             179,159          375,973
Interest charges                                                                                           297,581          329,146
Preferred dividend requirement of subsidiary                                                                23,239           23,679
                                                                                                     -------------    -------------
Income (loss) before income taxes                                                                         (141,661)          23,148
Income taxes                                                                                               (93,936)          24,759
                                                                                                     -------------    -------------
Loss before extraordinary item and cumulative effect of a change in accounting
  principle                                                                                                (47,725)          (1,611)
Extraordinary item - Loss from the extinguishment of debt, net of income taxes                                  --             (909)
Cumulative effect of a change in accounting principle, net of income taxes                     1            12,790               --
                                                                                                     -------------    -------------
Net loss                                                                                       1           (34,935)          (2,520)
                                                                                                     =============    =============
Average number of shares of common stock outstanding (in thousands)                                        160,240          169,782
Basic and diluted loss per average share of common stock before extraordinary
  item and cumulative effect of a change in accounting principle                                    $        (0.30)  $        (0.01)
Cumulative effect of a change in accounting principle                                                         0.08               --
                                                                                                     -------------    -------------
Basic and diluted loss per average share of common stock                                            $        (0.22)  $        (0.01)
                                                                                                     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         30 September 2001         31 December 2000
                                                                                               (Unaudited)
                                                                            Notes                   $'000s                   $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Assets

Utility plant:
Electric plant                                                                                   6,175,430                7,179,329
Nuclear fuel                                                                                       674,729                  672,259
Gas plant                                                                                        1,336,269                1,310,649
Common plant                                                                                       358,985                  349,751
Construction work in progress                                                                      226,251                  289,634
                                                                                     ---------------------    ---------------------
Total utility plant                                                                              8,771,664                9,801,622
Less - Accumulated depreciation and amortisation                                                 4,184,350                4,019,282
                                                                                     ---------------------    ---------------------
Net utility plant                                                                                4,587,314                5,782,340
                                                                                     ---------------------    ---------------------
Other property and investments                                                                     584,219                  596,036
                                                                                     ---------------------    ---------------------
Current assets:
Cash, including temporary cash investments of $412,759
  and $66,796, respectively                                                                        470,737                  108,343
Accounts receivable (less allowance for doubtful
  accounts of $63,900 and $62,600, respectively)                                                   323,269                  470,820
Materials and supplies, at average cost:
 Gas storage                                                                                        70,137                   53,863
 Other                                                                                              91,023                   93,431
Assets from price risk management activities                                    1                   15,958                   67,603
Prepaid taxes                                                                                       38,732                   19,393
Other                                                                                               21,497                   37,745
                                                                                     ---------------------    ---------------------
                                                                                                 1,031,353                  851,198
                                                                                     ---------------------    ---------------------
Regulatory assets:                                                              3
MRA regulatory asset                                                                             3,062,480                3,328,720
Swap contracts regulatory asset                                                                    623,819                  625,103
Regulatory tax asset                                                                               409,549                  408,303
IPP restructuring costs                                                                            206,052                  234,117
Deferred environmental restoration costs                                        2                  305,000                  285,000
Deferred loss on sale of assets                                                                  1,114,971                  158,333
Post retirement benefits other than pensions                                                        42,204                   45,084
Unamortised debt expense                                                                            36,584                   39,823
Other                                                                                              197,542                  191,524
                                                                                     ---------------------    ---------------------
                                                                                                 5,998,201                5,316,007
                                                                                     ---------------------    ---------------------
Other assets                                                                                        95,456                   78,081
                                                                                     ---------------------    ---------------------
                                                                                                12,296,543               12,623,662
                                                                                     =====================    =====================
-----------------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         30 September 2001         31 December 2000
                                                                                               (Unaudited)
                                                                            Notes                   $'000s                   $'000s
-----------------------------------------------------------------------------------------------------------------------------------
Capitalisation and liabilities

Capitalisation:                                                                 1
Common stockholders' equity:
Common stock - $0.01 par value; authorised 300,000,000
  shares;
  issued 187,364,863 shares; outstanding 160,239,818
  shares                                                                                             1,874                    1,874
Treasury stock, at cost - 27,125,045 shares                                                       (407,193)                (407,193)
Capital stock premium and expense                                                                2,548,995                2,547,885
Accumulated other comprehensive income                                                             (56,851)                 (31,861)
Retained earnings                                                                                  529,474                  564,409
                                                                                     ---------------------    ---------------------
                                                                                                 2,616,299                2,675,114
Preferred stock of subsidiary:
Not subject to mandatory redemption                                                                440,000                  440,000
Subject to mandatory redemption                                                                     50,700                   53,750
Long-term debt                                                                                   4,815,410                4,678,963
                                                                                     ---------------------    ---------------------
Total capitalisation                                                                             7,922,409                7,847,827
                                                                                     ---------------------    ---------------------
Current liabilities:
Short-term debt                                                                                    250,000                  110,000
Long-term debt due within one year                                                                 340,907                  628,325
Sinking fund requirements on redeemable preferred stock
  of subsidiary                                                                                      3,050                    7,620
Accounts payable                                                                                   320,211                  482,965
Payable on outstanding bank cheques                                                                 19,793                   28,536
Customers' deposits                                                                                 20,180                   18,807
Accrued taxes                                                                                       23,707                    9,881
Accrued interest                                                                                   114,194                   98,408
Accrued vacation pay                                                                                35,623                   34,607
Liabilities from price risk management activities                               1                   33,359                    2,719
Deferred gain on hedging activity                                               1                       --                   17,409
Other                                                                                              159,345                  137,953
                                                                                     ---------------------    ---------------------
                                                                                                 1,320,369                1,577,230
                                                                                     ---------------------    ---------------------
Regulatory and other liabilities:                                               3
Accumulated deferred income taxes                                                                1,373,016                1,472,818
Liability for swap contracts                                                                       765,376                  778,229
Employee pension and other benefits                                                                245,376                  218,569
Deferred gain on swap hedges                                                                            --                   66,405
Other                                                                                              364,997                  377,584
                                                                                     ---------------------    ---------------------
                                                                                                 2,748,765                2,913,605
                                                                                     ---------------------    ---------------------
Commitments and contingencies:                                                2,3
Liability for environmental restoration                                                            305,000                  285,000
                                                                                     ---------------------    ---------------------
                                                                                                12,296,543               12,623,662
                                                                                     =====================    =====================
-----------------------------------------------------------------------------------------------------------------------------------




   The accompanying notes are an integral part of these financial statements.

Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Consolidated Statements of Cash Flows
Increase (Decrease) in Cash
(Unaudited)

--------------------------------------------------------------------------------
                                                        Nine months ended
                                                           30 September
                                                 -------------------------------
                                                           2001             2000
                                                         $'000s           $'000s
--------------------------------------------------------------------------------
Cash flows from operating activities:
Net loss                                                (34,935)          (2,520)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
 Extraordinary loss on extinguishment of
  debt, net of taxes                                         --              887
 Cumulative effect of a change in accounting
  principle, net of taxes                                (8,826)              --
 Depreciation and amortisation                          236,503          233,804
 Impairment charge of investment                         44,000               --
 Disallowed nuclear investment costs                    123,000               --
 Amortisation/accretion of MRA/IPP buyout
  costs                                                 272,888          281,539
 Amortisation of nuclear fuel                            19,984           21,619
 Reversal of deferred nuclear investment tax
  credits                                               (79,711)              --
 Provision for deferred income taxes                    (26,090)          14,605
 Net accounts receivable (net of changes in
  accounts receivable sold)                             134,851         (103,522)
 Materials and supplies                                 (18,129)         (27,551)
 Accounts payable and accrued expenses                 (135,286)          25,646
 Accrued interest and taxes                              29,612           84,506
 Changes in MRA and IPP buyout costs
  regulatory assets                                      36,101           24,538
 Deferral of MRA interest rate savings                   11,733           16,240
 Changes in other assets and liabilities                (20,490)          (5,921)
                                                  -------------    -------------
Net cash provided by operating activities               585,205          563,870
                                                  -------------    -------------
Cash flows from investing activities:
Construction additions                                 (181,491)        (142,197)
Nuclear fuel                                             (2,470)         (17,477)
                                                  -------------    -------------
 Acquisition of utility plant                          (183,961)        (159,674)
Materials and supplies related to
  construction                                             (520)            (512)
Accounts payable and accrued expenses
  related to construction                               (33,822)           6,412
Proceeds from the sale of generation assets              83,838           47,500
Other investments                                       (32,502)         (91,923)
Other                                                    (1,460)             375
                                                  -------------    -------------
Net cash used in investing activities                  (168,427)        (197,822)
                                                  -------------    -------------
Cash flows from financing activities:
Net change in short-term debt                           140,000               --
Reduction in preferred stock of subsidiary               (3,050)          (7,620)
Reduction in long-term debt                            (712,742)        (312,241)
Proceeds from long-term debt                            530,000          200,000
Purchase of treasury stock                                   --         (250,026)
Other                                                    (8,592)           1,354
                                                  -------------    -------------
Net cash used in financing activities                   (54,384)        (368,533)
                                                  -------------    -------------
Net increase (decrease) in cash                         362,394           (2,485)
Cash at beginning of period                             108,343          116,164
                                                  -------------    -------------
Cash at end of period                                   470,737          113,679
                                                  =============    =============
Supplemental disclosures of cash flow
  information:
Interest paid                                           254,103          235,188
Income taxes paid                                         5,839           10,699
                                                  =============    =============
--------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.


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
Niagara Mohawk Holdings, Inc. and Subsidiary Companies

Notes to Consolidated Financial Statements

Note 1. Summary of significant accounting policies

Basis of Presentation

The Notes to the Consolidated Financial Statements apply to both Niagara Mohawk and Niagara Mohawk Power unless otherwise stated. Niagara Mohawk's consolidated financial statements include the accounts of Niagara Mohawk and its wholly owned subsidiaries, including Niagara Mohawk Power.

Niagara Mohawk and Niagara Mohawk Power, in the opinion of management, have included all adjustments (which include normal recurring adjustments) necessary for a fair statement of the results of operations for the interim periods presented. These financial statements for 2001 are subject to adjustment at the end of the year when they will be audited by independent accountants. These financial statements and notes thereto should be read in conjunction with the audited financial statements included in section 1 above.

Niagara Mohawk Power's electric sales tend to be substantially higher in summer and winter months as related to weather patterns in its service territory; gas sales tend to peak in the winter. Notwithstanding other factors, Niagara Mohawk Power's quarterly net income will generally fluctuate accordingly. Therefore, the earnings for the nine-month period ended 30 September 2001 should not be taken as an indication of earnings for all or any part of the balance of the year.

The closing of the MRA, which occurred on 30 June 1998, and the implementation of Power Choice on 1 September 1998 have depressed and will continue to substantially depress earnings during the five-year term of Power Choice. The ability of Niagara Mohawk to improve earnings in the future will depend on the outcome of the regulatory process, including the effect on rates proposed in connection with the pending merger with National Grid. The closing of the sale of the generation assets at various times during 2000 and 2001 has also affected the comparability of the financial statements.

The consolidated cash flow statements for Niagara Mohawk have been presented to reflect the closings of the sales of the fossil generation assets, such that certain individual line items are net of the effects of the sales.

Comprehensive Income

Comprehensive income is the change in the equity of a company, not including those changes that result from shareholder transactions. While the primary component of comprehensive income is reported net income or loss, the other components of comprehensive income relate to foreign currency translation adjustments, additional minimum pension liability recognition, deferred gains and losses associated with hedging activity and unrealised gains and losses associated with certain investments held as available for sale. Total comprehensive loss for the nine months ended 30 September 2001 and 2000 were $(59.9 million) and $(5.7 million) respectively.

New Accounting Standards

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended became effective for fiscal years beginning after 15 June 2000. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement 133" which, among other changes, modified the type and number of transactions to which the new standard would need to be applied. Niagara Mohawk adopted this standard beginning 1 January 2001.

In June 2001, the FASB issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations be accounted for under the purchase method for all business combinations initiated after 30 June 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after 30 June 2001. SFAS 142 requires that ratable amortisation of goodwill be replaced with periodic tests of the goodwill's impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortised over their useful lives. The provisions of SFAS 142 will be effective for fiscal years beginning after 15 December 2001. Niagara Mohawk is currently evaluating these new standards in light of the pending merger.

In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalises the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalised cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. The provisions of SFAS 143 will be effective for fiscal years beginning after 15 June 2002, with earlier application encouraged. Niagara Mohawk is currently evaluating the effect of this statement on Niagara Mohawk's results of operations and financial position.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" related to the disposal of a segment of a business. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves significant implementation issues related to SFAS 121. SFAS 144 is effective for fiscal years beginning after 15 December 2001. Niagara Mohawk is currently evaluating the impact of SFAS 144 on its financial position and results of operations.

Note 2. Contingencies

Environmental issues

The public utility industry typically utilises and/or generates in its operations a broad range of hazardous and potentially hazardous wastes and by-products. Niagara Mohawk Power believes it is handling identified wastes and by-products in a manner consistent with federal, state, and local requirements and has implemented an environmental audit program to identify any potential areas of concern and aid in compliance with such requirements. Niagara Mohawk Power is also currently conducting a program to investigate and remediate, as necessary, to meet current environmental standards at certain properties associated with former gas manufacturing and other properties which Niagara Mohawk Power has learned may be contaminated with industrial waste, as well as investigating identified industrial waste sites as to which it may be determined that Niagara Mohawk Power has contributed. Niagara Mohawk Power has also been advised that various federal, state, or local agencies believe certain properties require investigation and has prioritised the sites based on available information in order to enhance the management of investigation and remediation, if necessary.

Niagara Mohawk Power is currently aware of 121 sites that comprise the current liability estimates, including 65 which are Niagara Mohawk Power-owned. With respect to non-owned sites, Niagara Mohawk Power may be required to contribute some proportionate share of remedial costs. Although one party can, as a matter of law, be held liable for all of the remedial costs at a site, regardless of fault, in practice, costs are usually allocated among PRPs. Niagara Mohawk has denied any responsibility at certain of these PRP sites and is contesting liability accordingly.

Investigations at each of the Niagara Mohawk Power-owned sites are designed to
(1) determine if environmental contamination problems exist, (2) if necessary, determine the appropriate remedial actions, and (3) where appropriate, identify other parties who should bear some or all of the cost of remediation. Legal action against such other parties will be initiated where appropriate. As site investigations are completed, Niagara Mohawk Power expects to determine site-specific remedial actions and to estimate the attendant costs for restoration. However, since investigations and regulatory reviews are ongoing for most sites, the estimated cost of remedial action is subject to change.

Estimates of the cost of remediation and post-remedial monitoring are based upon a variety of factors, including identified or potential contaminants; location, size and use of the site; proximity to sensitive resources; status of regulatory investigation and knowledge of activities at similarly situated sites. Additionally, Niagara Mohawk Power's estimating process includes an initiative where these factors are developed and reviewed using direct input and support obtained from the New York State Department of Environmental Conservation ("DEC"). Actual Niagara Mohawk Power expenditures are dependent upon the total cost of investigation and remediation and the ultimate determination of Niagara Mohawk Power's share of responsibility for such costs, as well as the financial viability of other identified responsible parties since clean-up obligations are joint and several. Niagara Mohawk Power has denied any responsibility at certain of these PRP sites and is contesting liability accordingly.

As a consequence of site characterisations and assessments completed to date and negotiations with other PRPs or with the appropriate environmental regulatory agency, Niagara Mohawk Power has accrued a liability in the amount of $305 million and $285 million, which is reflected in Niagara Mohawk's Consolidated Balance Sheets at 30 September 2001 and 31 December 2000, respectively. The potential high end of the range is presently estimated at approximately $530 million. Niagara Mohawk increased its environmental liability by $20 million in 2001 as compared to 2000 primarily as a result of the availability of information on certain sites resulting from progress made on the remediation of one site and the issuance of a feasibility study on another site in October 2001. Such information revealed that the soil contamination on the site being remediated was greater than

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
originally anticipated. The probabilistic method was used to determine the amount to be accrued for 21 of Niagara Mohawk Power's largest sites. The amount accrued for Niagara Mohawk Power's remaining sites is determined through feasibility studies or engineering estimates, Niagara Mohawk Power's estimated share of a PRP allocation or where no better estimate is available, the low end of a range of possible outcomes is used. In response to an October 1999 request for information, Niagara Mohawk Power informed the DEC of 24 additional former manufactured gas plant sites that it may be associated with, including two sites that are currently owned by Niagara Mohawk Power. Niagara Mohawk Power has executed a voluntary clean-up order with the DEC for the investigation and, as required, the remediation of these additional sites. The order is awaiting execution by the DEC. Niagara Mohawk Power has included amounts for only the investigation of these sites in the estimated liability. Niagara Mohawk Power is currently unable to estimate the costs to remediate these additional sites, since they primarily relate to non-owned sites that have been owned and operated by other parties, as well as by some former manufactured gas plant-related predecessor companies of Niagara Mohawk Power, and because they have not been subjected to site investigations.

Niagara Mohawk Power has recorded a regulatory asset representing the investigation, remediation and monitoring obligations to be recovered from ratepayers. Power Choice and the gas rate settlements provide for the continued application of deferral accounting for variations in spending from amounts provided in rates. As a result, Niagara Mohawk Power does not believe that site investigation and remediation costs will have a material adverse effect on its results of operations or financial condition.

Based on previously submitted feasibility studies and the DEC's ongoing regulatory review process for Niagara Mohawk Power's Harbor Point site, the estimated total cost range for this site consists of a high end of $86.2 million, with an expected value calculation of $62.3 million, which is included in the amounts accrued at 30 September 2001 and 31 December 2000. The DEC has categorised this site into three operating units. With respect to one operating unit, the DEC issued a record of decision in March 2001. Based on this record of decision and legal settlement efforts with respect to another responsible party, the estimated range for this operating unit consists of a high end of $15.6 million and an expected value calculation of $13.6 million. With respect to another operating unit, the DEC is expected to issue a PRAP within the next six months. Currently, the high end of this unit is estimated to be $63.5 million, with an expected value calculation of $43.2 million. With respect to the last operating unit, the DEC is requiring additional investigations and a feasibility study. Currently, the high end of this unit is estimated to be $7.1 million, with an expected value calculation of $5.5 million. The estimated costs for the latter two operating units do not consider contributions from other PRPs, the amount of which Niagara Mohawk Power is unable to estimate.

Note 3. Rate and regulatory issues and contingencies

Niagara Mohawk's financial statements conform to US GAAP, including the accounting principles for rate-regulated entities with respect to its regulated operations. Substantively, SFAS 71 permits a public utility, regulated on a cost-of-service basis, to defer certain costs, which would otherwise be charged to expense, when authorised to do so by the regulator. These deferred costs are known as regulatory assets, which in the case of Niagara Mohawk Power are approximately $6.0 billion at 30 September 2001. These regulatory assets are probable of recovery.

MRA regulatory asset

Under Power Choice, a regulatory asset was established for the costs of the MRA and represents the cost to terminate, restate, or amend IPP Party contracts. This regulatory asset is being amortised generally over ten years, beginning 1 September 1998. Niagara Mohawk Power's rates under Power Choice have been designed to permit recovery of the MRA regulatory asset.

Swap contract regulatory asset

The swap contracts regulatory asset represents the expected future recovery of the swap contract liabilities. The swap contract liability is the present value of the forecasted difference between estimated future market prices and the contract prices for the notional quantities of power in the restated PPA contracts with the IPPs and in the financial swaps associated with the PPAs from the sale of the Huntley and Dunkirk coal-fired and the Albany oil and gas-fired generation plants. In the balance sheet presentation, a portion of the Swap Contracts Regulatory Asset is recorded within the MRA Regulatory Asset. The portion of this regulatory asset associated with the restated IPP contracts will be amortised over ten years ending in June 2008, in accordance with the MRA and Power Choice, as notional quantities are settled. The portion of this regulatory asset associated with the Huntley and Dunkirk PPAs will be amortised over the remaining terms of these contracts ending in June 2003. The Albany contract expires on 30 September 2003. The amount of this regulatory asset will fluctuate as estimates of future market and contract prices change over the terms of the contracts and will decline as the remaining contract periods shorten.

IPP Restructuring Costs

Niagara Mohawk Power is also permitted to defer and amortise the cost of any additional IPP contract restructurings. Through 30 September 2001, there have been 13 IPP contracts for approximately 161 MWs terminated for a total consideration (cash and/or notes) of $242.1 million. Deferred costs associated with IPP restructurings will generally be amortised over five years in accordance with Power Choice, unless PSC approval is obtained for a different amortisation period. Niagara Mohawk Power retains the annual net savings of the restructurings during the remaining term of Power Choice to offset the amortisation expense. Niagara Mohawk Power continues to evaluate opportunities related to restructurings and amendments of other IPP contracts.

Deferred loss on sale of assets

Power Choice required Niagara Mohawk Power to divest its portfolio of fossil and hydro generation assets and provided for deferral and future recovery of net losses resulting from the sale of the fossil and hydro generation asset portfolio. Niagara Mohawk Power has completed the sales of these assets and has recorded a regulatory asset of $122.7 million as of 30 September 2001, for the net loss on the sale of its coal-fired generation plants, its hydro generation assets, and its oil and gas fired plants. The net loss is included in Niagara Mohawk's balance sheet as "Deferred Loss on Sale of Assets." In accordance with Power Choice, Niagara Mohawk Power will not earn a return on the deferred loss during the Power Choice period and would have to request a return to be applicable after the expiration of Power Choice (31 August 2003), subject to the approval of the PSC. The net loss or stranded cost balance of $122.7 million at 30 September 2001 reflects the results of the PSC Staff's recommended adjustments based on their review of the generation asset sales through year end 2000, as well as the results of the Roseton sale. Niagara Mohawk Power will begin recovery of the loss in 2003, over a period not to exceed the average remaining life of the assets sold, estimated at 20 years. Niagara Mohawk Power has recorded a non-cash incentive as provided for in Power Choice of $18.6 million based on the asset sales, of which $6.8 million is reflected in income in 2001 in the "Other Deductions" line item of the Consolidated Income Statements and $11.8 million was reflected in income in 1999 and 2000. The incentive earned reflects PSC Staff recommended adjustments based on their review to date and is included in the other regulatory assets on the Consolidated Balance Sheet. The merger rate plan proposal would modify the recovery period of stranded costs and incentives.

Earlier in 2001, the Nuclear Regulatory Commission and the FERC approved the sale of the nuclear assets to Constellation. On 24 October 2001, the PSC approved the sale and the associated rate treatment and the sale transaction to Constellation was closed on 7 November 2001. The rate treatment approved is consistent with the settlement reached by Niagara Mohawk Power with Multiple Intervenors (an association of large customers on behalf of its members in Niagara Mohawk Power's service territory) and the staff of the PSC. The key provisions of the rate treatment include:

o Full recovery of all stranded costs (other than $123 million), including a return, over a period projected not to exceed ten years.

o Approval of 2 PPAs, 1 for 41 per cent. (Niagara Mohawk Power's ownership share) of 90 per cent. of the output of Unit 2 for a term of 10 years, and another for 90 per cent. of the output of Unit 1 until the end of its current licence life (2009).

o Return on the nuclear regulatory asset as applies to Niagara Mohawk Power's transmission and distribution assets.

o Niagara Mohawk Power retains any interest payments that Constellation makes.

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that all long-lived assets for which management has committed to a plan of disposal be reported at the lower of carrying amount or fair value less costs to sell. Since the PSC approved the sale and the transaction with Constellation closed on 7 November 2001, Niagara Mohawk Power's best estimate of future cash flows is from the sale of the power plants and, taking into consideration the expected cash proceeds from the sale of the assets, Niagara Mohawk Power determined the assets' book value to be impaired as of 30 September 2001. Accordingly, as of 30 September 2001, Niagara Mohawk Power recorded the write-off of $123 million before tax with a corresponding reduction in electric plant and based upon the adjusted purchase price of $521 million and assuming an allocation of proceeds first to materials and supplies, nuclear fuel (net of amortisation) and

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
construction work in progress and direct selling expenses. Niagara Mohawk Power further reduced its nuclear plant by $965.4 million to its sale value and recorded a regulatory asset for the same amount. In addition, Niagara Mohawk Power recorded $26.9 million estimated pension and postretirement benefits other than pensions curtailment and settlement losses as a result of the employees transferring to the buyer. This loss is included in the Deferred Loss on Sale of Assets line item of the balance sheet and is subject to change based on final numbers to be received from the actuary. Now that the sale of the nuclear assets has occurred, Niagara Mohawk Power will complete the accounting for the sale including the reclassification of all the other nuclear regulatory assets and liabilities to the Deferred Loss on the Sale of Assets.

In addition, Niagara Mohawk recorded in third quarter earnings the previously deferred nuclear investment tax credits of approximately $79.7 million.

SFAS 71 and other accounting matters

The EITF reached a consensus on Issue No. 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of SFAS 71 and SFAS 101, `Regulated Enterprises - Accounting for the Discontinuance of Application of FASB Statement 71'" in July 1997. EITF 97-4 does not require a company to earn a return on regulatory assets that arise from a deregulating transition plan in assessing the applicability of SFAS 71. Niagara Mohawk Power believes that the regulated cash flows to be derived from prices it will charge for electric service in the future, including the CTC and assuming no unforeseen reduction in demand or bypass of the CTC or exit fees, will be sufficient to recover the MRA regulatory asset over its planned amortisation period and to provide recovery of and a return on the remainder of its assets, as appropriate. In the event Niagara Mohawk Power determines, as a result of lower than expected revenues and/or higher than expected costs, that its net regulatory assets are not probable of recovery, it can no longer apply the principles of SFAS 71 and would be required to record an after-tax, non-cash charge against income for any remaining unamortised regulatory assets and liabilities. If Niagara Mohawk Power could no longer apply SFAS 71, the resulting charge would be material to Niagara Mohawk's reported financial condition and results of operations and adversely affect Niagara Mohawk's ability to pay dividends.

Under Power Choice, Niagara Mohawk Power's remaining electric business (electric transmission, distribution and nuclear business) continues to be rate-regulated on a cost-of-service basis and, accordingly, Niagara Mohawk Power continues to apply SFAS 71 to these businesses. Also, Niagara Mohawk Power's IPP contracts, including those restructured under the MRA, as well as the PPAs entered into in connection with the generation divestiture, continue to be the obligations of the regulated business.

Note 4. Segment information

Niagara Mohawk is organised between regulated and unregulated activities. Within the regulated business, Niagara Mohawk Power, which has 98 per cent. of total assets and 87 per cent. of total revenues, there are two principal business units: Energy Delivery and Nuclear. As discussed in Note 3 above, Niagara Mohawk Power has sold the nuclear generation assets. Although there are two identified business units, financial performance and resource allocation are measured and managed at the regulated business level. On 2 October 2001, Niagara Mohawk's management announced an agreement to sell Niagara Mohawk Energy's energy marketing business, Niagara Mohawk Energy Marketing, Inc. ("NMEM") to Select Energy, Inc., the energy marketing and services subsidiary of Northeast Utilities. The sale of NMEM is subject to approval by the FERC and is expected to close in late November 2001.

Niagara Mohawk use a shareholder value based management system. The measure of shareholder value creation is EVA. EVA(R) is the financial measure used to evaluate projects, allocate resources and report and provide performance incentives.

--------------------------------------------------------------------------------
                                                        Nine months ended
                                                          30 September
                                                          Total         Economic
                                                       Revenues      Value Added
                                                         $'000s           $'000s
--------------------------------------------------------------------------------
2001
Regulated                                             3,135,803         (354,872)
Unregulated                                             455,646          (69,256)
                                                  -------------    -------------
Total Consolidated                                    3,591,449         (424,128)
                                                  =============    =============
2000
Regulated                                             2,890,634         (430,398)
Unregulated                                             449,069          (24,905)
Eliminations                                                (20)              --
                                                  -------------    -------------
Total Consolidated                                    3,339,683         (455,303)
                                                  =============    =============
--------------------------------------------------------------------------------


EVA(R) is calculated as net operating profit after taxes less a charge for the use of capital employed. The capital charge is determined by applying a rate representing an estimate of investors' expected return given the risk of the business and a targeted capital structure. The rate is not the same as the embedded cost of capital, and in particular does not reflect the return on equity that may be established in a rate proceeding. Certain adjustments to accounting data are made to more closely reflect operating or economic results. For the three months and nine months ending 30 September 2001 and 2000, an adjustment is made to include the recognition of the estimated net present value of remaining future above-market contract payments to IPPs, which is calculated annually, and the corresponding recognition of imputed interest as shown in the table below.

 ---------------------------------------------------------
                          Nine months ended September 30,
                             2001 $'000s       2000 $'000s
 ---------------------------------------------------------
Estimated net present
  value of the
  remaining future
  above market
  contracts with the
  IPPs                         1,314,600         1,383,600
Corresponding
  recognition of
  imputed interest                29,034            30,564
 ---------------------------------------------------------


EVA(R) is further segmented between EVA(R) from Operations and EVA(R) related to the IPPs. This distinction is used to allow management to focus on operating performance separate from the consequences of the IPP contracts, the MRA regulatory asset and finance decisions related to managing the capitalisation of Niagara Mohawk.

A reconciliation of total segment EVA(R) to total consolidated net loss for the nine months ended 30 September 2001 and 2000 is as follows:

--------------------------------------------------------------------------------
                                                 Nine months ended 30 September
                                                    2001 $'000s      2000 $'000s
--------------------------------------------------------------------------------
Economic Value Added:
Operations                                             (127,228)        (162,079)
Stranded costs                                         (307,606)        (293,224)
                                                  -------------    -------------
Total Economic Value Added                             (434,834)        (455,303)
Charge for use of investors' capital                    647,018          704,095
Interest components of IPP payments (net of
  taxes)                                                (29,034)         (30,564)
1998 storm recovery costs                                    --           19,443
Interest charges (net of taxes)                        (194,846)        (215,603)
Extraordinary item (net of taxes)                            --             (909)
Niagara Mohawk preferred dividends                      (23,239)         (23,679)
                                                  -------------    -------------
Consolidated net loss                                   (34,935)          (2,520)
                                                  =============    =============
--------------------------------------------------------------------------------


Note 5. Derivatives and hedging activities

Niagara Mohawk Power has six types of derivative instruments: (1) financial swap agreements based on notional quantities of electric power (IPP swaps, Huntley, Dunkirk, and Albany swaps), (2) NYMEX gas futures, gas basis swaps, and an oil swap acquired to offset price escalation in the aforementioned swaps, (3) NYMEX gas futures hedging a power purchase agreement indexed to gas prices, (4) fixed for floating electricity swaps designated as cash flow hedges of anticipated purchases of electricity, (5) NYMEX gas futures, and (6) Combination Call and Put Options designated as cash flow hedges of anticipated purchases of natural gas.

The derivative financial instruments held by Niagara Mohawk Power are used for hedging or cost control and not for trading. Niagara Mohawk Power has an Exposure Management Committee ("EMC") to monitor and control efforts to manage risks. The EMC oversees the Financial Risk Management Policy (the "Policy") applicable to the regulated company that outlines the parameters within which corporate managers are to engage in, manage, and report on various areas of risk exposure. At the core of the Policy is a condition that Niagara Mohawk Power will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and in volumes consistent with its core business.

The IPP indexed swaps, Huntley, Dunkirk, and Albany swap contracts were entered into in connection with the MRA and the sale of the generation assets and serve to limit Niagara Mohawk Power's exposure to electricity prices. These swaps are an exchange of a contract price for the floating market price based on a notional amount of power and offer some degree of hedge protection against volatile market prices. However, with the IPP indexed swaps and the Albany swap, the contract payments are indexed, primarily to fuel prices (natural gas and oil), and therefore, the payments Niagara Mohawk Power must make fluctuate with the prices for these commodities. To mitigate exposure, Niagara Mohawk Power acquired NYMEX gas futures, gas basis swaps, and the Albany Oil swap. The gas basis swaps and Albany Oil swap expired at the end of August 2001. The NYMEX gas futures are currently extended through March 2002.

Niagara Mohawk Power has also been making payments to a non-MRA IPP under a contract to buy power where the price for this power is indexed to natural gas. Volatility in the price of gas impacts the cost of this contract. Niagara Mohawk Power purchases NYMEX gas futures contracts to mitigate the impact the price of gas has on this contract.

Purchases of electricity and natural gas for distribution to its customers can expose Niagara Mohawk Power to price risk for those commodities. Niagara Mohawk Power attempts to mitigate these risks using fixed for floating electric swaps and through the purchase of NYMEX gas futures.

During several months of 2001, ending in July, Niagara Mohawk Power was in a short position for electricity needed to supply customers. Electricity was purchased through the NYISO at market prices. Niagara Mohawk Power locked in the price for a portion of this shortage through fixed for floating swaps on electricity. At 30 September 2001 there were no open electric swap contracts. Through 30 September 2001, Niagara Mohawk Power has recorded a decrease of $5.9 million to "Electricity purchased" from the settlement of these cash flow hedges.

For purchases of natural gas used to supply customers, Niagara Mohawk Power's exposure to gas commodity price fluctuations is limited by a regulatory ruling that transfers the commodity price risk to the customer for prudently incurred commodity costs. A related regulatory ruling requires that gas utilities in New York State include volatility of customers bills as one of the criteria to be used in developing their gas supply purchasing strategies. Niagara Mohawk Power is using NYMEX gas futures, and, beginning in April 2001, combinations of NYMEX call options and put options as hedges to effectively and prudently manage the volatility of those costs. The combination options are financial instruments called collars. Like the futures contracts, the collars are designated and documented as cash flow hedges of the anticipated purchases of natural gas. The use of collars, along with the purchase of gas futures contracts, is consistent with Niagara Mohawk Power's overall strategy of mitigating the volatility in gas prices. For the first nine months of 2001, Niagara Mohawk Power has recorded a decrease of $2.6 million to "Gas purchased" from the settlement of these cash flow hedges.

The EMC has approved the use of gas basis swaps as an additional tool in hedging the cost of natural gas. Niagara Mohawk Power anticipates entering this market sometime during the fourth quarter.

The transactions that result in the reclassification to earnings of the gains or losses from the cash flow hedges are the purchases of natural gas in each of the months hedged. Net deferred losses at 30 September 2001 for gas cash flow hedges is $ 19.9 million based on September market prices. The deferral is recorded in "Accumulated other comprehensive income". Since none of Niagara Mohawk Power's cash flow hedges extend beyond one year, the net settlement gains or losses resulting from these hedges will be reclassified to earnings within the next 12 months. There were no gains or losses reclassified into earnings resulting from the discontinuance of cash flow hedges.

The application of SFAS 133 in the accounting for TCCs is discussed in section 1 of Part V of this document. It has been determined that TCCs, as used by Niagara Mohawk Power, are excluded from the application of SFAS 133.

Niagara Mohawk Energy, through its subsidiary NMEM also holds financial instruments and is engaged in trading activities. Niagara Mohawk Energy maintains a separate Risk Management and Trading Policy Manual that allows for transactions such as marketing and trading in retail and wholesale, physically and financially settled, energy based instruments. Like Niagara Mohawk Power's Policy, the energy trading policy seeks to assure that risks are identified, evaluated, and actively managed. The NMEM portfolio of contracts will be sold along with NMEM in the deal announced on 2 October 2001 (See Note 4. Segment Information.) Normal trading activities within this portfolio will continue until the closing of the sale.

3. Summary of differences from the accounting policies of National Grid under UK GAAP

The main differences between the accounting policies adopted by Niagara Mohawk and Niagara Mohawk Power under US GAAP and those currently adopted by National Grid (and as will be adopted by New National Grid) under UK GAAP, which impact on net income and common stockholders' equity, relate to the accounting for pension costs, deferred taxation, the allowance for equity funds used during construction, and derivative financial instruments.

Pension costs

Under UK GAAP, pension costs are accounted for and disclosures are provided in accordance with UK Statement of Standard Accounting Practice 24. Under US GAAP, pension costs are determined in accordance with the requirements of SFAS 87 and SFAS 88 and pension disclosures are presented in accordance with SFAS
132. Differences between UK GAAP and US GAAP figures arise from the requirements to use different actuarial methods and assumptions and a different method of amortising certain surpluses and deficits.

Deferred taxation

Under UK GAAP, as applied by National Grid in the accounts for the year ended 31 March 2001, provision is made for deferred taxation to the extent that a liability or asset will crystallise in the foreseeable future, in accordance with UK Statement of Standard Accounting Practice 15. However, in the interim results announcement for the six months ended 30 September 2001 (see section 2 of Part IV) National Grid adopted FRS 19 which requires full provisioning for deferred taxation liabilities and requires deferred tax assets to be recognised if their realisation is considered more likely than not.

US GAAP is broadly similar to FRS 19 and therefore there are no longer any material differences relating to Niagara Mohawk's deferred taxation between US GAAP, as applied by Niagara Mohawk, and UK GAAP, as now applied by National Grid, other than deferred taxation on the other UK to US GAAP differences.

Allowance for equity funds used during construction

Under US GAAP, the cost of equity funds used to finance construction of tangible fixed assets is recognised in other income as an allowance for equity funds used during the course of construction and capitalised in fixed assets. The capitalised allowance for equity funds used during construction is depreciated over the course of the estimated lives of the relevant tangible fixed assets. Under UK GAAP this accounting treatment is not permitted. However, it is anticipated that upon acquisition this US to UK GAAP adjustment would result in an equal and opposite revaluation adjustment which has not been recognised in the tables below.

Derivative financial instruments

Under US GAAP, Niagara Mohawk implemented a change in accounting policy with effect from 1 January 2001, to account for derivative financial instruments in accordance with SFAS 133. This requires derivative financial instruments to be recognised in the balance sheet as either assets or liabilities at fair value. Changes in fair value are either recorded in net income, for those instruments that do not qualify for hedge accounting, or in other comprehensive income, for those that do qualify for hedge accounting.

Under UK GAAP, where derivative financial instruments qualify for hedge accounting, there is no requirement to recognise them in the balance sheet. Those that do not qualify for hedge accounting are recognised at fair value in the same way as US GAAP. The criteria to qualify for hedge accounting are different under UK and US GAAP.

The following unaudited statements summarise the material adjustments which reconcile the consolidated net loss of Niagara Mohawk for each of the years ended 31 December 1999 and 2000, and for the nine months ended 30 September 2000 and 2001, and of Niagara Mohawk Power for the year ended 31 December 1998 and the consolidated common stockholders' equity of those companies as at 31 December 1998, 1999 and 2000 and 30 September 2001 from that reported under US GAAP to estimates of those which would have been reported in accordance with the current accounting policies of National Grid and as will be applied by New National Grid under UK GAAP. No adjustments have been made to reflect any fair value adjustments that may be recorded upon completion of the acquisition by National Grid.


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended 31 December
                                                                                   ------------------------------------------------
                                                                                            2000              1999             1998
                                                                                              $m                $m               $m
-----------------------------------------------------------------------------------------------------------------------------------
Net loss under US GAAP                                                                       (47)              (35)            (157)
                                                                                   -------------     -------------    -------------
Pension costs                                                                                  7               (31)              (4)
Derivative financial instruments                                                              13                --               --
Allowance for equity funds used during construction                                           14                12                7
Deferred taxation                                                                            (12)                7               (1)
                                                                                   -------------     -------------    -------------
Total adjustments                                                                             22               (12)               2
                                                                                   -------------     -------------    -------------
Net loss under UK GAAP                                                                       (25)              (47)            (155)
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    At 31 December
                                                                                   ------------------------------------------------
                                                                                            2000              1999             1998
                                                                                              $m                $m               $m
-----------------------------------------------------------------------------------------------------------------------------------
Common stockholders' equity under US GAAP                                                  2,675             2,976            3,170
                                                                                   -------------     -------------    -------------
Pension costs                                                                                (20)              (35)              (4)
Derivative financial instruments                                                              13                --               --
Allowance for equity funds used during construction                                         (296)             (310)            (322)
Deferred taxation                                                                            106               121              114
                                                                                   -------------     -------------    -------------
Total adjustments                                                                           (197)             (224)            (212)
                                                                                   -------------     -------------    -------------
Common stockholders' equity under UK GAAP                                                  2,478             2,752            2,958
                                                                                   =============     =============    =============
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                        Nine months ended
                                                          30 September
                                                 -------------------------------
                                                           2001             2000
                                                             $m               $m
--------------------------------------------------------------------------------
Net loss under US GAAP                                      (35)              (3)
                                                  -------------    -------------
Pension costs                                                 6                6
Derivative financial instruments                            (13)              --
Allowance for equity funds used during
  construction                                               13               11
Deferred taxation                                            (2)              (6)
                                                  -------------    -------------
Total adjustments                                             4               11
                                                  -------------    -------------
Net (loss)/profit under UK GAAP                             (31)               8
                                                  =============    =============
--------------------------------------------------------------------------------

                                           ---------------
                                           At 30 September
                                           ---------------
                                                      2001
                                                        $m
----------------------------------------------------------
Common stockholders equity under US GAAP             2,616
                                             -------------
Pension costs                                          (14)
Derivative financial instruments                        20
Allowance for equity funds used
  during construction                                 (283)
Deferred taxation                                       97
                                             -------------
Total adjustments                                     (180)
                                             -------------
Common stockholders equity under UK GAAP             2,436
                                             =============
----------------------------------------------------------

4.  The following is the text of a report from PricewaterhouseCoopers


[graphic]


                                                          PricewaterhouseCoopers
                                                          1 Embankment Place
                                                          London WC2N 6RH


The Directors and Proposed Directors
New National Grid plc
15 Marylebone Road
London
NW1 5JD

The Directors
National Grid Group plc
15 Marylebone Road
London
NW1 5JD

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU

10 December 2001


Dear Sirs

New National Grid plc ("New National Grid")

We report on the unaudited restatements, under UK Generally Accepted Accounting Principles ("UK GAAP") as currently applied by National Grid Group plc ("National Grid") and as will be applied by New National Grid ("the UK GAAP restatements"), in respect of the consolidated net loss of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk") for each of the years ended 31 December 1999 and 2000 and for the nine months ended 30 September 2001, and of Niagara Mohawk Power Corporation ("Niagara Mohawk Power") for the year ended
31 December 1998 and in respect of the consolidated common stockholders' equity of those companies as at those dates prepared under US Generally Accepted Accounting Principles ("US GAAP") as applied in the financial statements of Niagara Mohawk and Niagara Mohawk Power. The UK GAAP restatements are set out in section 3 of Part V of the Listing Particulars of New National Grid dated 10 December 2001.

Responsibilities

It is the responsibility solely of the Directors of New National Grid to prepare the UK GAAP restatements in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority ("the Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the UK GAAP restatements and to report our opinion to you.

The UK GAAP restatements incorporate significant adjustments to the historical consolidated financial statements of Niagara Mohawk and Niagara Mohawk Power. The historical consolidated financial statements of Niagara Mohawk Power for the year ended 31 December 1998 and for Niagara Mohawk for the years ended
31 December 1999 and 2000 were prepared under US GAAP and were audited by PricewaterhouseCoopers LLP, who gave an unqualified report thereon. The historical consolidated financial statements for the nine months ended
30 September 2001 are unaudited. We do not take any responsibility for any of the historical consolidated financial statements of Niagara Mohawk or Niagara Mohawk Power.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Niagara Mohawk and Niagara Mohawk Power to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the UK GAAP restatements and have discussed the UK GAAP restatements with the Directors of New National Grid and National Grid.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the adjustments made are those appropriate for the purpose of presenting the consolidated net loss of Niagara Mohawk for each of the years ended 31 December 1999 and 2000, and for the nine months ended 30 September 2001, and of Niagara Mohawk Power for the year ended 31 December 1998, and the consolidated common stockholders' equity of those companies as at those dates on a basis consistent in all material respects with UK GAAP as currently applied by National Grid and as will be applied by New National Grid, and the UK GAAP restatements have been properly compiled on the bases stated.

Yours faithfully



PricewaterhouseCoopers
Chartered Accountants

                                    PART VI

                                WORKING CAPITAL


New National Grid is of the opinion that the Group as enlarged by the Acquisition has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

                                    PART VII

                             ADDITIONAL INFORMATION



1.  Responsibility

The Directors and the Proposed Directors, whose names appear in sections 7.1 and 7.2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.  Incorporation and activity of New National Grid

2.1 New National Grid was originally incorporated and registered in England and Wales under the Act as a private limited company under the name Intercede 1610 Limited with registered number 4031152 on 11 July 2000. Its name was changed to New National Grid Limited on 30 August 2000 and it was re-registered as a public limited company, New National Grid plc, on 29 November 2000. The principal legislation under which New National Grid operates is the Act and the regulations thereunder.


2.2 The registered office of New National Grid is at 15 Marylebone Road, London NW1 5JD.


2.3 New National Grid has entered into the Merger Agreement, the Financing Documents, the Exchangeable Bonds Trust Deed, the Undertaking, the service agreement with William E. Davis described in section 7.7.7 below and the Sponsor's Agreement. New National Grid has established a wholly-owned subsidiary, Grid Delaware, Inc. A copy of the audited accounts for New National Grid for the period from incorporation to 31 March 2001 has been filed with the Registrar of Companies.

3.  Share capital

3.1 The authorised, issued and fully paid share capital of New National Grid as at the date of this document is as follows:


     -----------------------------------------------------------------------------------------------------------
                Authorised            Authorised                                                          Issued
                    Number                Amount                                                          Number
     -----------------------------------------------------------------------------------------------------------
             2,500,000,000        (L)250,000,000            New National Grid Shares                     500,000(1)
                         1                  (L)1        New National Grid Special Share                       --
     -----------------------------------------------------------------------------------------------------------

     -------------------------------------------
                Authorised                Issued
                    Number                Amount
     -------------------------------------------
             2,500,000,000             (L)50,000
                         1                    --
     -------------------------------------------


        Note:

        (1) The 500,000 New National Grid Shares have been issued and are paid up as to one-quarter. National Grid Nominees Limited holds 499,990 New National Grid Shares and Fiona Smith, Group General Counsel and Company Secretary of National Grid, holds 10 New National Grid Shares as nominee for National Grid Nominees Limited. Subject to the sanction of the Court, these New National Grid Shares will be cancelled immediately prior to the Scheme becoming effective.

3.2     On incorporation, New National Grid had an authorised share capital of
        (L)100 divided into 100 ordinary shares of (L)1 each, of which one ordinary share of (L)1 was issued. By a resolution of New National Grid passed on 28 November 2000: (i) the authorised share capital comprising ordinary shares of (L)1 was sub-divided into ordinary shares of 10 pence each; and (ii) the authorised share capital was increased to
        (L)250,000,000 by the creation of 2,499,999,000 new ordinary shares of 10 pence each. On 28 November 2000, 499,990 New National Grid Shares were issued to National Grid Nominees Limited.


3.3     By resolutions of New National Grid passed on 7 December 2001:

        3.3.1 the authorised share capital of New National Grid was increased from (L)250,000,000 to (L)250,000,001 by the creation of the New National Grid Special Share;

        3.3.2 the directors of New National Grid were generally and unconditionally authorised, pursuant to section 80 of the Act, to allot relevant securities (as defined in the said section
               80) up to an aggregate nominal value of (L)200,000,000 in respect of allotments of relevant securities in connection with: (a) the Scheme; (b) the Acquisition; and (c) the exchange of any of the Exchangeable Bonds, such authority to expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date, provided that New

               National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors of New National Grid may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired;

        3.3.3 conditional on the Scheme becoming effective, the directors of New National Grid were generally authorised, pursuant to section 80 of the Act, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of
               (L)66,666,666 provided always that following implementation of the Scheme the authority conferred by this section 3.3.3 shall be limited to the allotment of relevant securities up to an aggregate nominal amount of one-third of the ordinary share capital of New National Grid in issue immediately following implementation of the Scheme or, if the Acquisition completes, Completion, such authority to expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date, provided that New National Grid may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors of New National Grid may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired;

        3.3.4 conditional on the Scheme becoming effective and pursuant to the general authority granted to the directors of New National Grid by the resolution referred to in section 3.3.3 above the directors of New National Grid were empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment provided that such power shall be limited to:

               (i) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares deemed to be held by them, subject to such exclusions or other arrangements as the directors of New National Grid may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares represented by depositary receipts, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

               (ii) the allotment, otherwise than pursuant to section 3.3.4(i) above, of equity securities for cash up to an aggregate nominal value of (L)10,000,000 provided always that the authority conferred by this section 3.3.4(ii) shall be limited to the allotment of equity securities for cash as if section 89(1) of the Act did not apply to such allotment up to an aggregate nominal amount of 5 per cent. of the ordinary share capital of New National Grid in issue immediately following implementation of the Scheme or, if the Acquisition completes, Completion.

               This power shall expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date except that the directors of New National Grid shall be entitled, at any time prior to the expiry of this power, to make any offer or agreement which would or might require equity securities to be allotted after such expiry and to allot equity securities in accordance with such offer or agreement as if the power conferred hereby had not expired; and

        3.3.5 conditional upon the Scheme becoming effective, the directors of New National Grid were generally authorised to make market purchases (as defined in section 163(3) of the Act) of up to 200,000,000 New National Grid Shares provided always that the authority conferred by this section 3.3.5 shall be limited to the market purchase of such number of New National Grid Shares as shall be equal to or less than 10 per cent. of the number of New National Grid Shares in issue immediately following implementation of the Scheme or, if the Acquisition completes, Completion, at a price not less than 10 pence per New National Grid share nor more than a price per New National Grid share of 105 per cent. of the average of the middle market quotation for a New National Grid Share according to the Daily Official List for the five business days before the purchase is made, such authority to expire on the conclusion of the first Annual General Meeting of New National Grid to be held following the Scheme Effective Date, except that New

               National Grid may enter into a contract to purchase such shares which would or might be completed wholly or partly after such expiry.

3.4 Under the Scheme, New National Grid will issue New National Grid Shares, credited as fully paid, to the Scheme Shareholders on the basis of one New National Grid Share for each Scheme Share held and will issue the New National Grid Special Share to the Special Shareholder. Accordingly, the proposed authorised, issued and fully paid share capital of New National Grid immediately before completion of the Acquisition will be as follows:


     ----------------------------------------------------------------------------------------------------------
                Authorised           Authorised                                                          Issued
                    Number               Amount                                                          Number
     ----------------------------------------------------------------------------------------------------------
             2,500,000,000       (L)250,000,000           New National Grid Shares                1,486,906,935
                         1                 (L)1            New National Grid Special Share                    1
     ----------------------------------------------------------------------------------------------------------

     -------------------------------------------
                Authorised                Issued
                    Number                Amount
     -------------------------------------------
             2,500,000,000     (L)148,690,693.50
                         1                  (L)1
     -------------------------------------------


        Note: The table set out above assumes no issues of shares by New
              National Grid or National Grid after 7 December 2001 (being the latest practicable date prior to the publication of this document), whether pursuant to the exercise of options or otherwise, other than in connection with the Scheme.

3.5 Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will receive consideration of $19.00 per Niagara Mohawk Share, subject to adjustment. This adjustment will be made by reference to the closing price of a National Grid Share and the prevailing (L):$ exchange rate on 20 trading days selected at random from 40 consecutive trading days ending on the tenth trading day prior to the deadline for Niagara Mohawk Shareholders to make the election described below. At the date of its announcement, the terms of the Acquisition valued the equity of Niagara Mohawk at approximately $3.0 billion and the enterprise value of Niagara Mohawk at approximately $8.9 billion. Under the Merger Agreement, Niagara Mohawk Shareholders will be able to elect to receive their consideration in cash, New National Grid ADSs or a combination thereof, with the aggregate cash consideration offered to all Niagara Mohawk Shareholders being $1.015 billion. Assuming this level of cash consideration, a price of 435.5 pence per National Grid Share and an exchange rate of (L)1: $1.432 (being the Closing Price of a National Grid Share and Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document), the maximum number of New National Grid Shares which could be issued pursuant to the Acquisition is 312,238,507.

        However, under the terms of the Merger Agreement, if cash elections received from all Niagara Mohawk Shareholders exceed $1.015 billion, National Grid may, at its sole discretion, reduce the total number of New National Grid ADSs to be issued and increase the aggregate cash portion of the purchase price. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections. Assuming that the aggregate cash portion of the price paid represents 50 per cent. of the total consideration, a price per National Grid Share of 435.5 pence and an exchange rate of (L)1: $1.432 (being the Closing Price of a National Grid Share and Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document), the authorised, issued and fully paid share capital of New National Grid immediately following completion of the Acquisition will be as follows:

     ---------------------------------------------------------------------------------------------------------
                Authorised         Authorised                                                           Issued
                    Number             Amount                                                           Number
     ---------------------------------------------------------------------------------------------------------
             2,500,000,000     (L)250,000,000           New National Grid Shares                 1,724,403,787
                         1               (L)1        New National Grid Special Share                         1
     ---------------------------------------------------------------------------------------------------------

     --------------------------------------------
                Authorised                 Issued
                    Number                 Amount
     --------------------------------------------
             2,500,000,000      (L)172,440,378.70
                         1                   (L)1
     --------------------------------------------


        Note: The table set out above also assumes no issues of shares by New
              National Grid, National Grid or Niagara Mohawk after 7 December 2001 (being the latest practicable date prior to the publication of this document), whether pursuant to the exercise of options or otherwise, other than in connection with the Scheme and the Acquisition.


        No fractions of New National Grid ADSs will be issued in connection with the Acquisition. Niagara Mohawk Shareholders who would otherwise have been entitled to receive a fraction of a New National Grid ADS under the terms of the Acquisition will receive cash in lieu of such fraction.

3.6 Other than pursuant to: (i) the Scheme; (ii) the exercise of options under the National Grid Share Schemes and the New National Grid Share Plans; (iii) the Exchangeable Bonds; and (iv) the Acquisition, New National Grid has no intention of issuing any of its authorised unissued share capital and no issue of New National Grid Shares will be made which will effectively alter control of New National Grid without the prior approval of shareholders in general meeting.

3.7 Save as disclosed in this section 3: (i) there has been no issue of share or loan capital of New National Grid since its incorporation; and
        (ii) no share or loan capital of New National Grid is under option or agreed to be put under option.

3.8 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of New National Grid.

3.9 The New National Grid Shares to be issued pursuant to the Scheme and the Acquisition have not been sold and are not being made available to the public in conjunction with the application for Admission.


3.10 The New National Grid Shares to be issued pursuant to the Scheme and the Acquisition will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New National Grid Shares.


3.11 The trustee of the National Grid Qualifying Employee Share Ownership Trust has agreed to waive all but 0.0001 pence of any dividend per share due, or to become due, on any New National Grid Shares held in the National Grid Qualifying Employee Share Ownership Trust. In addition, the trustee of the National Grid 1996 Employee Benefit Trust has agreed to waive all dividends on any New National Grid Shares held in that trust. The trustees of each of the National Grid Qualifying Employee Share Ownership Trust (No. 2), the National Grid Employee Trust 2001 and the UK Trust, in respect of unallocated shares, have agreed to waive any dividends per share due, or to become due, on any New National Grid Shares held in those trusts.

3.12 During the three years immediately preceding the date of this document the only change in the issued share capital of National Grid has been the issue of 12,536,603 National Grid Shares in connection with options granted under the National Grid Share Schemes, the issue of 5,499 National Grid Shares at an issue price of 417p each issued in connection with the Exchangeable Bonds and the cancellation of 232,524 National Grid Shares following their repurchase by National Grid.


4.  Substantial shareholdings

4.1 In so far as is known to National Grid, as at 6 December 2001 (being the latest practicable date prior to publication of this document), the following parties are interested, directly or indirectly, in 3 per cent. or more of National Grid's issued ordinary share capital:


     ---------------------------------------------------------------------------
                                                            Percentage of issued
    Shareholder                                             National Grid Shares
     ---------------------------------------------------------------------------
    The Capital Group Companies, Inc.                                       7.05
    Prudential Corporation plc                                              3.96
    Deutsche Bank AG(1)                                                     3.86
    HSBC Investment Bank plc(1)                                             3.72
    Credit Suisse First Boston Equities Limited(1)                          3.36
     ---------------------------------------------------------------------------


        Notes:

        (1) National Grid has been notified that HSBC Investment Bank plc, in respect of 3.70 per cent., Deutsche Bank AG in respect of 3.80 per cent. and Credit Suisse First Boston Equities Limited in respect of its total holding had each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group retains an economic exposure to some 10.86 per cent. of issued National Grid Shares.

        Save as disclosed in this section 4, the Directors are not aware of any interest which as at 6 December 2001 represented 3 per cent. or more of the issued ordinary share capital of National Grid.

4.2 The following table shows the persons who are expected to be interested, directly or indirectly, in 3 per cent. or more of the issued share capital of New National Grid following completion of the Acquisition, assuming that:

        (i) the aggregate cash portion of the purchase price for the Acquisition represents 50 per cent. of the total consideration and all Niagara Mohawk Shareholders receive 50 per cent. of the consideration due to them in the form of New National Grid ADSs;

        (ii) the price per National Grid Share used to calculate the Acquisition consideration is 435.5 pence (being the Closing Price of a National Grid Share on 7 December 2001, the latest practicable date prior to the publication of this document);

        (iii) the Exchange Rate is (L)1:$1.432 (being the Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document);

        (iv) there is no increase in the issued share capital of National Grid or in New National Grid after 7 December 2001 (being the latest practicable date prior to the publication of this document) save in connection with the implementation of the Scheme and the Acquisition;

        (v) there is no increase in the issued share capital of Niagara Mohawk after 7 December 2001 (being the latest practicable date prior to the publication of this document);

        (vi) there are no dealings in National Grid Shares or New National Grid Shares after 7 December 2001 (being the latest practicable date prior to the publication of this document); and

        (vii) the shareholdings in Niagara Mohawk are the same as those at 30 September 2001 (being the latest date on which the top 50 shareholdings in Niagara Mohawk were published):

     ---------------------------------------------------------------------------
                                                                   Percentage of
                                                             issued New National
    Shareholder                                                      Grid Shares
     ---------------------------------------------------------------------------
    The Capital Group Companies, Inc.                                       7.60
    Prudential Corporation plc                                              3.42
    Deutsche Bank AG(1)                                                     3.45
    HSBC Investment Bank plc(1)                                             3.30
    Credit Suisse First Boston Equities
      Limited(1)                                                            3.05
     ---------------------------------------------------------------------------


        Note:

        (1) HSBC Investment Bank plc, in respect of 3.19 per cent., Deutsche Bank AG in respect of 3.28 per cent. and Credit Suisse First Boston Equities Limited in respect of 2.90 per cent., have each hedged their economic risk to National Grid Shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group is expected to have an economic exposure to 9.37 per cent. of issued New National Grid Shares.

5.  Summary of the Memorandum and Articles of Association of New National Grid

5.1 Memorandum of Association

The memorandum of association of New National Grid provides that its principal object is to carry on business as a holding company. The objects of New National Grid are set out in full in clause 4 of its memorandum of association and provide, among other things, that New National Grid may carry on any other activity which can, in the opinion of the board, be conveniently carried on in connection with any of its objects and do all such things as may be deemed incidental or conducive to the objects or any of them.


5.2 Summary of the New National Grid Articles


The New National Grid Articles contain provisions, inter alia, to the following effect:

5.2.1    New National Grid Special Share

The New National Grid Special Share may only be held by one of Her Majesty's Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of HM Treasury or any other person acting on behalf of the Crown. The Special Shareholder may, after consulting New National Grid and subject to the provisions of the Act, require New National Grid to redeem the New National Grid Special Share at par at any time by giving notice to New National Grid and delivering to it the relevant share certificate.

The Special Shareholder is entitled to receive notice of, and to attend and speak at, any general meeting or any separate meeting of the holders of any class of shares, but the New National Grid Special Share confers no right to vote nor any other rights at any such meeting. The New National Grid Special Share confers no right to participate in the capital or profits of New National Grid except that, on a distribution of capital in a winding-up, the Special Shareholder is entitled to repayment of (L)1 in priority to other shareholders.

Each of the following matters is effective only with the consent in writing of the Special Shareholder:

(i) the amendment, removal or alteration of the effect of (including the ratification of any breach of) certain provisions of the Articles, including the Article relating to the New National Grid Special Share, the Article on general limitations on shareholdings (as described in section 5.2.7 below) and on shareholding restrictions on persons who are bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or licence holders (as described in section 5.2.8 below) and the Article relating to the disclosure of interests in shares under section 212 of the Act (as described in sections 5.2.2, 5.2.3 and 5.2.5 below) save to the extent that any amendment, removal or alteration of that Article is required to comply with the Listing Rules, as amended from time to time;

(ii) the creation or issue of any shares in New National Grid carrying voting rights other than (a) shares carrying voting rights in all circumstances at general meetings of New National Grid and (b) shares which do not constitute equity share capital (as defined in section 744 of the Act) and which, when aggregated with all other such shares, carry the right to cast less than 15 per cent. of the votes capable of being cast on a poll on any resolution at any general meeting of New National Grid;

(iii) the variation of any rights (save for dividend rights and rights to repayment of capital) attached to any shares in New National Grid;

(iv) the disposal by New National Grid of any shares in National Grid Company to any person who is not a wholly-owned subsidiary of New National Grid;

(v) any scheme or arrangement which, if put into effect, would relieve National Grid Company of, or otherwise modify, the obligations imposed on National Grid Company by New National Grid by virtue of the provisions described in section 5.2.9 below;

(vi) the voluntary winding-up of New National Grid, a special resolution to the effect that New National Grid should be wound up by the Court, the presentation by New National Grid or by the board of a petition for the winding-up of New National Grid by the Court, or any proposal for any of the foregoing;

(vii) the presentation by New National Grid or by the board of a petition applying for an administration order or a proposal by the board for a voluntary arrangement, in each case pursuant to the Insolvency Act 1986; or

(viii)  the establishment of a holding company for New National Grid.

5.2.2    Voting rights

Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every shareholder who is present in person will have one vote and on a poll every shareholder will have one vote for every share of which he is the holder. On a poll, votes may be cast either personally or by proxy and a proxy need not be a shareholder of New National Grid. All special and extraordinary resolutions must be decided on a poll.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and seniority will be determined by the order in which the names of the holders appear in the register of shareholders of New National Grid.

Unless the board otherwise determines, no shareholder, or person to whom any of that shareholder's shareholding is transferred other than by a transfer approved under the Articles (see section 5.2.5 below), is entitled to vote at any general meeting or at any separate meeting of holders of any class of shares in New National Grid either in person or by proxy in respect of any share in New National Grid held by him (i) if all monies presently payable by him in respect of that share have not been paid or (ii) if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Act (disclosure of interests in shares) and has failed to give New National Grid the information required by the notice within 14 days from the date of service of the notice (or in the case of shares representing less than 0.25 per cent. of their class within 28 days of service of the notice) or in the circumstances referred to in sections 5.2.7 and 5.2.8 below.

5.2.3    Dividends and other distributions

Subject to the Statutes, New National Grid may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the board. The board may pay interim dividends or any dividend payable at a fixed date, if it appears to the board that the financial position of New National Grid justifies the payment.

Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up (otherwise than in advance of calls) on the shares.

Dividends may be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The board may, if authorised by an ordinary resolution of New National Grid, offer the holders of ordinary shares the right to elect to receive new ordinary shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution and, if authorised by a special resolution of New National Grid, may do so on a basis which is more advantageous to those so electing than if they had not done so.

New National Grid may cease to send any cheque or warrant through the post or by a delivery agent or to effect payment by any other means for any dividend or other monies payable in respect of a share if in respect of at least two consecutive dividends, through no fault of New National Grid, payment in that manner has not been effected (or, following one such occasion, reasonable enquiries have failed to establish any new address of the holder or appropriate details for effecting payment by other means). New National Grid must resume payment by that means if the shareholder or person entitled by transmission claims the arrears.

Any dividend unclaimed for 12 years from the date when it became due for payment will, unless the board otherwise resolves, be forfeited and revert to New National Grid.

In a winding-up, a liquidator may, with the sanction of a special resolution of New National Grid and any other sanction required by the Statutes, divide among the shareholders the whole or any part of the assets of New National Grid (whether the assets are of the same kind or not) and may for such purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

Unless the board determines otherwise, no shareholder holding shares representing 0.25 per cent. or more in number or nominal value of the issued shares of New National Grid or in any class of such shares will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Act and has failed to give New National Grid the information required by the notice within 14 days from the date of service of the notice.

5.2.4    Variation of rights

Subject to the Statutes, all or any of the rights attached to any class of share may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of the Statutes and of the Articles relating to general meetings will, mutatis mutandis, apply to any such separate meeting except that: (i) the necessary quorum will be two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, will be any such holder who is present in person or by proxy whatever the number of shares held by him; (ii) any holder of shares of that class present in person or by proxy may demand a poll; and (iii) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

5.2.5    Transfer of shares

A shareholder may transfer all or any of his shares in certificated form by an instrument of transfer in any usual form or in any other form which the board may approve. A transfer must be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. Transfers of uncertificated shares must be carried out using a relevant system as defined in the CREST Regulations. The transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register of shareholders in respect of it.

The board may refuse to register the transfer of a share which is not fully paid without giving any reason for so doing, provided that where such shares are admitted to the Official List such discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis.

The board may also refuse to register the transfer of a share: (i) in the case of a certificated share if it is not lodged, duly stamped (if necessary), at the registered office of New National Grid or at such other place as the board may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares) and/or such other evidence as the board may reasonably require to show the right of the transferor to make the transfer; (ii) if it is not in respect of one class of share only; (iii) if it is in favour of more than four transferees jointly; and (iv) if it is in favour of a minor, bankrupt or person of mental ill health. In addition, the board may refuse to register a transfer of an uncertificated share in the circumstances stated in the CREST Regulations.

If the board refuses to register a transfer it will, within two months after the date on which the transfer was lodged in the case of a certificated share, or a transfer instruction was received in the case of an uncertificated share, send to the transferee a notice of refusal. The registration of transfers may be suspended by closing the register of shareholders at such times and for such period (not exceeding 30 days in any calendar year) as the board may determine, but while New National Grid is a participating issuer within the meaning of the CREST Regulations the register of shareholders will not be closed without the consent of the operator of the relevant system.

No fee will be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

Unless the board otherwise determines, no shareholder holding shares representing 0.25 per cent. or more in number or nominal value of the issued shares of New National Grid or in any class of such shares who has failed to comply with a notice served under section 212 of the Act will be entitled to transfer any of those shares other than by accepting a take-over offer, a sale of shares on a recognised investment exchange or an investment exchange on which shares in New National Grid are normally traded, or a sale of a shareholder's entire beneficial interest to a person who has no interest in those shares at the time the notice under section 212 of the Act was served and who is not an associate of a person who had such an interest and who is not acting in concert with a person who had such an interest.

The board must also decline to register a transfer which is made in the circumstances referred to in sections 5.2.7 and 5.2.8 below.


5.2.6    Alteration of capital

New National Grid may by ordinary resolution increase, consolidate and divide and sub-divide its share capital. Subject to the Statutes, New National Grid may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner. Subject to the Statutes and to any rights conferred on the holder of any class of shares, New National Grid may purchase all or any of its shares of any class (including any redeemable shares).


5.2.7    General limitations on shareholdings

The Articles contain provisions the purpose of which is to limit interests in voting shares. These provisions are described briefly below.

(i) If any person (other than a person not subject to the restriction described in this section 5.2.7) has, or appears to the board to have, an interest (as defined in the Articles) in shares which carry 15 per cent. or more of the total votes attaching to the relevant share capital (as defined in section 198(2) of the Act) of New National Grid and capable of being cast on a poll or is deemed to have such an interest, the board shall give notice to all persons who appear to the board to have interests in the shares concerned and, if different, to the registered holders of those shares requiring the interest concerned to be reduced to less than 15 per cent. by disposal of shares within 21 days of the notice (or such longer period as the board considers reasonable). No transfer of the shares to which the interest relates may then be registered except for the purpose of reducing the interest to less than 15 per cent. or until the notice has been withdrawn.

(ii) If such a notice is given and is not complied with in all respects to the satisfaction of the board and has not been withdrawn, the board shall, so far as it is able, make such a disposal on such terms as it may determine. The proceeds of such disposal shall be received by New National Grid and paid (without interest and after deduction of any expenses of sale) to the former registered holder.

(iii) A registered holder to whom such a notice has been given is not entitled, until the notice has been complied with to the satisfaction of the board or withdrawn, in respect of any of his shares to which the interest concerned relates, to attend or vote at any general meeting of New National Grid or meeting of the holders of voting shares or of any class thereof or to exercise any other right conferred by membership in relation to such meeting, and those rights will vest in the chairman of any such meeting, who may exercise them or refrain from doing so at his discretion.

(iv) Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or the chairman of any meeting under or pursuant to the relevant Article shall be final and conclusive; and any disposal or transfer made by or on behalf of or on the authority of the board or any director pursuant to the relevant Article shall be conclusive and binding on all persons concerned and shall not be open to challenge. The board is not required to give any reasons for any decision, determination or declaration taken or made in accordance with the relevant Article.

There are limited exceptions to these restrictions relating principally to holdings of a trustee or fiduciary nature and market clearing arrangements.

5.2.8 Shareholding restrictions on persons who are bound by the Balancing and Settlement Code or licence holders

The Articles contain additional restrictions which are intended to prevent any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000, a holder of a licence under the Electricity Act or, in either case, any affiliate thereof ("Restricted Persons") from having an interest in shares which carry 1 per cent. or more of the total votes attaching to the relevant share capital of New National Grid and capable of being cast on a poll.

The board has the same rights as those set out in section 5.2.7 above to require the disposal or to dispose of sufficient numbers of shares to bring the relevant interest within the permitted limit where these provisions are breached.

5.2.9    Obligations relating to the transmission licence holder

New National Grid shall procure that, without the consent in writing of the the Special Shareholder:

(i) the transmission licence shall not be held by any person which is not a wholly-owned subsidiary of New National Grid;

(ii) New National Grid and its wholly-owned subsidiaries shall not cease to carry on, or dispose of or relinquish operational control over any asset required to carry on, the transmission business or the interconnectors business (as defined in the transmission licence at 11 December 1995) save where such cessation, disposal or relinquishment is required by law or is permitted pursuant to or by virtue of the terms of the transmission licence;

(iii) neither New National Grid nor any affiliate of New National Grid is permitted to carry on in the UK any activity which requires a generation or supply licence or which is exempted from such requirement under or by virtue of the Electricity Act, save where such activity is expressly permitted under the terms of the transmission licence and that neither New National Grid nor any affiliate of New National Grid is permitted to engage outside the UK in the generation of electricity to be imported into the UK;

(iv) no employee or director of any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or the holder of a licence under the Electricity Act or, in either case, any affiliate thereof which is neither New National Grid nor any other wholly-owned subsidiary of New National Grid, is permitted to be a director of New National Grid or the transmission licence holder; and

(v) the transmission licence holder is not permitted to carry on activities other than:

        (a) those required or contemplated on the part of the transmission licence holder (in its capacity as the holder of a transmission licence) by the transmission licence or the Electricity Act or connected therewith or consequential thereto; or

        (b) those carried on by National Grid Company at or prior to 11 December 1995,

        provided that (but subject to paragraph (iii)) the restrictions set out in this paragraph (v) do not prevent the acquisition of any share capital by the transmission licence holder in any company.

5.2.10 Directors

(i) Appointment of directors

Directors may be appointed by New National Grid by ordinary resolution or by the board. A director appointed by the board holds office only until the next following annual general meeting.

Unless otherwise determined by ordinary resolution of New National Grid, the number of directors (disregarding alternate directors) will not be less than two. The directors are not required to hold any qualification shares in New National Grid.

There are also restrictions on persons being appointed directors as referred to in section 5.2.9 above.

(ii)     Age of directors

No person will be disqualified from being appointed a director, and no director will be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor will it be necessary by reason of his age to give special notice of any resolution.


(iii)    Remuneration of directors

Each of the non-executive directors will be paid a fee for his services at such rate as may from time to time be determined by the board or by a committee authorised by the board provided that the aggregate of such fees (excluding any amounts payable under any other provision of the Articles) will not exceed (L)500,000 per annum or such higher amount as New National Grid, by ordinary resolution, may determine from time to time. Directors' fees are deemed to accrue from day to day.

(iv)     Pensions and gratuities for directors

The board or any committee authorised by the board may exercise all the powers of New National Grid to provide benefits, whether by payment of gratuities, pensions, annuities, allowances, bonuses or by insurance or otherwise, for any director or former director who holds or has held but no longer holds any executive office, other office, place of profit or employment with New National Grid or a member or former member of the group or a predecessor in business of New National Grid or of any member or former member of the group and for any member of his family or other dependants and may establish, maintain, support, subscribe to and contribute to any scheme, trust or fund for the benefit of all or any such persons. No director or former director will be accountable for any benefit so provided and the receipt of any such benefit will not disqualify him from being or becoming a director.

(v)      Permitted interests of directors

Subject to the Statutes and provided he has declared the nature of his interest to the board (if he knows of it), a director is not disqualified by his office from contracting with New National Grid in any manner nor is any contract in which he is interested liable to be avoided and any director who is so interested is not liable to account to New National Grid or the shareholders for any benefit realised by the contract by reason of the director holding that office.

(vi)     Restrictions on voting

Except as mentioned below, a director will not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any matter in which he has to his knowledge, directly or indirectly, an interest (other than his interest in shares or debentures or other securities of or otherwise in or through New National Grid) or duty which (together with any interest of a person connected with him, as described in the Articles) is material and if he does so vote his vote will not be counted.


A director will be entitled to vote on and be counted in the quorum in respect of any resolution concerning any of the following matters, namely:

- the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, New National Grid or any of its subsidiary undertakings;

- the giving by New National Grid of any guarantee, security or indemnity to a third party in respect of a debt or obligation of New National Grid or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

- his subscribing or agreeing to subscribe for, or purchasing or agreeing to purchase, any shares, debentures or other securities of New National Grid or any of its subsidiary undertakings as a holder of securities or his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures or other securities by New National Grid or any of its subsidiary undertakings for subscription, purchase or exchange;

- any contract concerning any company, not being a company in which the director owns 1 per cent. or more (as defined in the Articles), in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise;

- any arrangement for the benefit of employees of New National Grid or any of its subsidiary undertakings under which he benefits in a similar manner as the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the arrangement relates; and

- any contract concerning any insurance which New National Grid is empowered to purchase or maintain for, or for the benefit of, any directors or for persons who include directors.

A director shall not vote or be counted in the quorum in relation to any resolution of the board concerning his own appointment as the holder of any office or place of profit with New National Grid or any company in which New National Grid is interested, including settling or varying the terms, or the termination, of his appointment.

5.2.11   Borrowing and other powers

        Subject to the Statutes, to the memorandum of association and the Articles and to any directions given by New National Grid in general meeting by special resolution, the business of New National Grid will be managed by the board, which may exercise all the powers of New National Grid. In particular, the board may exercise all the powers of New National Grid to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of New National Grid and, subject to the Statutes, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of New National Grid or of any third party. The board will restrict the borrowings of New National Grid and exercise all voting and other rights or powers of control exercisable by New National Grid in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only insofar as by the exercise of such rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) will not at any time without the previous sanction of an ordinary resolution of New National Grid exceed an amount equal to four times the adjusted capital and reserves (as defined in the Articles).

5.2.12   Untraced shareholders

        Subject to the CREST Regulations, where, for a period of at least 12 years, New National Grid has paid at least three dividends to shareholders but has been unable to effect payment on particular shares in accordance with the Articles and the unpaid dividends have not been claimed, New National Grid may sell those shares at the best price reasonably obtainable. It must, however, give notice of its intention by two advertisements and may only proceed to sell the shares if, so far as the board is aware, New National Grid has not during the 12-year period or the three months after the later of the advertisements and before exercising the power of sale received any communication from the shareholder (or any person entitled by transmission). On the sale, New National Grid will become indebted to the former holder (or person entitled by transmission) for an amount equal to the net proceeds of sale.

5.2.13   Shareholders resident abroad

        Any shareholder with a registered address outside the UK who has given New National Grid an address within the UK (including, at the board's discretion, an electronic address) at which notices, documents or other communications may be served on or delivered to him is entitled to receive notices, documents or other communications at that address, but not otherwise. The board may, at its discretion, refuse to send communications to an electronic address if it believes that its refusal is necessary or expedient for any reason.

6. Summary of the principal differences between the New National Grid Articles and the National Grid Articles

The principal differences between the New National Grid Articles and the National Grid Articles are explained below. A copy of the New National Grid Articles and of the National Grid Articles will be available for inspection as referred to in section 22 below. A copy of the National Grid Articles (including amendments proposed to be made at the Scheme EGM) will also be available during, and for at least 15 minutes prior to, the Scheme EGM.

6.1 New National Grid Special Share

This Article reflects changes in the structure of the electricity supply industry in England and Wales since the flotation of National Grid in 1995 and in particular the introduction of new electricity trading arrangements introduced in March 2001. For example, the "Pool", which used to be the electricity trading market, no longer exists and accordingly references to "Pool Members", as used in relation to the definition of "Restricted Person", have been replaced by references to persons who are bound by the Balancing and Settlement Code.

6.2 CREST

The New National Grid Articles expressly permit shares to be held in uncertificated form in accordance with the CREST Regulations and the rules of CREST (the electronic settlement system).


6.3 Electronic communications

Following various amendments to company law as a result of the Electronic Communications Order, formal electronic communication with shareholders became legally possible. The Electronic Communications Order provides that where there is agreement between New National Grid and the shareholder(s) concerned, the annual report and accounts and notices of meetings may be sent to shareholders electronically, or New National Grid may publish the relevant documents on a website and send a notice by electronic means informing shareholders that these documents are available. The Electronic Communications Order also allows a shareholder to appoint a proxy by electronic means. Provisions have been included in the New National Grid Articles to give effect to the Electronic Communications Order.

In accordance with the Electronic Communications Order, New National Grid will only communicate electronically with those shareholders who specifically elect for electronic communications.

6.4 Number of directors to retire

This Article relates to the number of directors to retire from office by rotation and requires that all directors shall retire by rotation at least every three years, in accordance with corporate governance best practice.

6.5 Removal of interim privatisation arrangements

Articles 1 ("Definitions") and 56 ("Limitations on Shareholdings") in the New National Grid Articles do not contain references to certain interim arrangements originally included in the National Grid Articles in relation to the flotation of National Grid.

6.6 ADS holders

The New National Grid Articles allow ADS holders to attend, speak and vote at general meetings. Accordingly, the Depositary will be able to appoint holders of New National Grid ADSs as proxies and these proxies will have the right to attend, speak and vote at general meetings. Such proxies appointed by the Depositary will be able, in turn, to appoint proxies to attend, speak and vote at a general meeting instead of them. To ensure that ADS holders will be able to vote on special and extraordinary resolutions, the New National Grid Articles require such resolutions to be decided on a poll. All ordinary resolutions will be decided on a show of hands or, if a poll is demanded in accordance with the New National Grid Articles, on a poll. The board, when declaring a sterling dividend, can elect to pay dividends to the Depositary in US dollars.

7.  Directors, Secretary and Proposed Directors of New National Grid

7.1 Directors and Secretary

The Directors and their functions are set out below:


--------------------------------------------------------------------------------
Name                          Function
--------------------------------------------------------------------------------
James Hood Ross               Chairman (Non-executive)

Roger John Urwin              Group Chief Executive

Stephen John Box              Group Finance Director

Richard Paul Sergel           Group Director, North America

Steven Holliday John          Group Director, UK and Europe

Edward Morrison Astle         Group Director, Telecommunications

Robert Frederick
  William Faircloth           Non-executive Director

John Albert Martin Grant      Non-executive Director

Paul Joskow Lewis             Non-executive Director

Richard Gurdon Reynolds       Non-executive Director
--------------------------------------------------------------------------------


The business address of each of the Directors is 15 Marylebone Road, London NW1 5JD, with the exceptions of Richard Sergel and Paul Joskow, each of whose business address is 25 Research Drive, Westborough, Massachusetts, MA01582.

Fiona Smith is Group General Counsel and Company Secretary of New National
Grid.

7.2 Proposed Directors

It is proposed that, following Completion, William E. Davis, chairman and chief executive officer of Niagara Mohawk, will be appointed Chairman of National Grid USA for a period of two years from Completion to help ensure a smooth transition and rapid integration and will also be appointed as an Executive Director of New National Grid. One of Niagara Mohawk's non-executive directors, Dr Bonnie G. Hill, will also join the Board as a Non-executive Director.

7.3 Directors' and Proposed Directors' backgrounds


James Ross, Chairman, 63

Appointed as a director of National Grid on 1 March 1999, he became Chairman in July 1999. He is also chairman of Littlewoods plc, having been chief executive of Cable and Wireless plc from 1992 to 1995. Before that he was a managing director of British Petroleum Company plc and chairman and chief executive officer of BP America. He is a non-executive director of McGraw Hill and Datacard, both based in the US, and Schneider Electric based in France.

Roger Urwin, Group Chief Executive, 55

Appointed as a director of National Grid and of National Grid Company in 1995, Roger Urwin became Group Chief Executive in April 2001. He was previously chief executive of London Electricity plc and, prior to this, held a number of appointments within the Central Electricity Generating Board before joining Midlands Electricity Board as director of engineering. He is a non-executive director of Energis, The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a Fellow of the Royal Academy of Engineering.

Stephen Box, Group Finance Director, 51

Appointed as a director of National Grid and of National Grid Company in August 1997. Formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance. He is a non-executive director of Energis and of Michael Page International PLC and a member of the Financial Reporting Review Panel.

Rick Sergel, Group Director, North America, 52

Appointed as a director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and a director of National Grid USA. From February 1998 until the acquisition of NEES by the Group, he served as its president and chief executive officer. His previous positions with NEES include senior vice president in charge of retail operations and unregulated ventures, vice president and treasurer. He serves as chairman of the board of the distribution companies owned by National Grid USA and is also a non-executive director of State Street Corporation.

Steven Holliday, Group Director, UK and Europe, 45

Appointed as a director of National Grid and Chief Executive of National Grid Company in March 2001. Steven Holliday was an executive director of British Borneo Oil and Gas. Prior to this he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas.

Edward Astle, Group Director, Telecommunications, 47

Appointed as a director of National Grid in September 2001. Edward Astle was managing director of BICC Communications from 1997 to 1999. Prior to that he held a number of positions with Cable & Wireless. He is chairman of 3G Lab Ltd and a non-executive director of Intec Telecom Systems plc and Ilotron Limited.

Bob Faircloth, Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees, 65

Appointed as a director of National Grid in 1995, Bob Faircloth was chief operating officer and an executive director of BTR until 1995 and a non-executive director until May 1998. Before joining BTR in 1980, Bob Faircloth held technical and management posts, mainly in the petrochemicals and paper industries in Canada and Europe. He is engaged in international management consulting with involvement with international banks, industrial companies and government agencies.

John Grant, Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees, 56

Appointed as a director of National Grid in 1995, John Grant is executive chairman of Hasgo Group Limited and of Peter Stubs Limited. He was chief executive of Ascot Plc from 1997 to June 2000, finance director of Lucas Industries plc (subsequently LucasVarity plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including vice president, Ford of Europe, director of corporate strategy, Ford USA and executive deputy chairman of Jaguar. He is also a non-executive director of Torotrak plc, Corac Group Plc and Cordex plc.

Paul Joskow, Non-executive Director and a member of the Audit Committee, 54

Appointed as director of National Grid in 2000, Paul Joskow is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT) and is director of the MIT Center for Energy and Environmental Policy Research. He is a research associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul Joskow served as a director of NEES from 1987 until its acquisition by the Group. He is a Trustee of the Putman Mutual Funds, a director of State Farm Indemnity Company and a director of the Whitehead Institute for Biomedical Research.

Richard Reynolds, Non-executive Director and a member of the Audit and Remuneration Committees, 62

Appointed as a director of National Grid in 1998, Richard Reynolds was a director of GEC from 1986 to 1995. He was managing director of GEC Telecommunications and became managing director of GPT on the merger of the GEC and Plessey telecommunications companies. He was also chairman of GPT and is currently chairman of Wavionix Software Limited. He is also a non-executive director of Photobition Group plc and Telme Group plc.

William E. Davis, 59

Appointed chairman and chief executive of Niagara Mohawk on 17 March 1999, William Davis joined Niagara Mohawk in 1990 and became chairman and chief executive of Niagara Power Corporation in 1993. He was previously an Executive Deputy Commissioner with the New York State Energy Office. He is also a member of a number of boards and committees including The Business Council of New York State, Inc., Edison Electric Institute, Energy Association of New York and Syracuse University.

Dr Bonnie G. Hill, 60

Elected as a non-executive director of Niagara Mohawk in 1991, Bonnie Hill is chair of the Committee of Corporate Public Policy and Environmental Affairs and a member of both the Executive and Compensation and Succession Committees. Prior to July 2001, she was president and chief executive officer of The Times Mirror Foundation and was senior vice president of the Los Angeles Times newspaper. Bonnie Hill is involved in a variety of civic, educational and community bodies and serves on the boards of AK Steel Corporation, Hershey

Foods Corporation and The Home Depot, Inc. She is president of B. Hill Enterprises, LLC, a consulting firm, and the chief operating officer of Icon Blue, a brand marketing company.

7.4 Details of those companies and partnerships outside the Group of which the Directors are or have been directors or partners at any time since 7 December 1996, are as follows:


        Name                Directorships or partnerships

        James Ross          Datacard Group, Liverpool Vision Partnership, The
                            McGraw-Hill Companies, Inc., Northwest Business
                            Leadership Team Limited, Schneider Electric S.A.,
                            The Classical Opera Company*, The Littlewoods
                            Organisation Public Limited Company

        Roger Urwin         Energis plc, The Special Utilities Investment
                            Trust plc, TotalFinaElf Exploration UK plc

        Edward Astle        3G Lab Limited, BICC Group plc (now named Balfour
                            Beatty plc)*, Cable and Wireless plc*, Cambridge
                            3G Limited, Dataflex Holdings plc*, Fine Wires
                            Limited*, Intec Telecom Systems plc, Ilotron
                            Limited, Motiv Systems Limited*

        Stephen Box         Coopers & Lybrand*, Electricity Pensions Limited*,
                            Electricity Pensions Trustee Limited*, Energis plc, Michael Page International plc

        Bob Faircloth       BTR plc*

        John Grant          Corac Group Plc, Cordex Plc, Torotrak Plc, Hasgo
                            Group Limited, Peter Stubs Limited, Ascot Plc*,
                            Adengate Limited*, Lynshield Limited*

        Steven Holliday     AGIP (BB) Limited*, AGIP (BBI) Limited*, AGIP
                            (UKCS) Limited*, AGIP Australia Limited*, AGIP
                            Exploration and Production Limited*, AGIP Oil and
                            Gas Limited*, AGIP North Sea Limited*, British
                            Borneo Oil and Gas Limited*, British Borneo Expro
                            Limited*, British Borneo Petroleum Syndicate
                            Limited, Brupex Holdings Limited*, Brupex
                            Limited*, Hireswitch Limited*

        Paul Joskow         Putnam Mutual Funds, State Farm Indemnity Company,
                            Whitehead Institute for Biomedical Research

        Richard Reynolds    E-Granite Limited, Photobition Group plc, Prospect
                            Industries plc, Telme Group plc, Warwick Arts
                            Society Limited, Warwick Castle Park Trust
                            Limited, Wavionix Software Limited

        Rick Sergel         State Street Corporation

    Note:

    *    indicates that the directorship or partnership is no longer current.

7.5 Save as disclosed in section 7.6 below, none of the Directors or Proposed Directors has:

        (i)    any unspent convictions in relation to indictable offences;


        (ii)   at any time been adjudged bankrupt;

        (iii) at any time been a party to a deed of arrangement or form of voluntary arrangement (as defined in Part VII of the Insolvency Act 1986);


        (iv) been a director of a company which has been placed in receivership, compulsory liquidation, creditors voluntary liquidation, administration, been subject to a company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors whilst he was a director with an executive function of that company or within the twelve months preceding such events;


        (v) been a partner in any partnership which has been placed in compulsory liquidation, administration or been subject of a partnership voluntary arrangement whilst he was a partner in that partnership or within the twelve months preceding such events;


        (vi) has any asset which has been placed in receivership or been a partner in any partnership from which have been placed in receivership whilst as a partner of such partnership or within the twelve months preceding such events;


        (vii) been publicly criticised by any statutory or regulatory authority (including recognised professional bodies); or

        (viii) been disqualified by a Court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

7.6

7.6.1 Edward Astle was a director of Motiv Systems Limited from 30 September 1997 to 15 July 1998. The company went into voluntary liquidation on 17 August 1998 and was dissolved on 6 May 2001. The liquidator's statement of account filed at Companies House reported an initial deficit of
        (L)416,312.14, including a secured creditor of (L)43,031.25. After payment to the secured creditor, and a 1p in the pound payment on
        (L)133,233.96 due to preferential creditors, no payment was made to unsecured creditors.

7.6.2 Edward Astle has been a director of Ilotron Limited since 30 March 2000. The company is subject to an Administration Order dated 1 June 2000, as petitioned by its directors. The liquidation is ongoing with any shortfall to creditors to be determined.

7.6.3 Richard Reynolds is a non-executive director of Photobition Group plc which announced on 31 October 2001 that it had ceased trading and asked its lenders to appoint an administrative receiver. As at 7 December 2001 (being the latest practicable date prior to the publication of this document), eight of the group's subsidiaries were in company voluntary arrangements and another five were in administration. Service Graphics Limited, a company set up to allow the business of the UK Photobition Graphics division to continue to trade, had purchased 14 group companies from the receiver. As at 7 December 2001 (being the latest practicable date prior to the publication of this document), Richard Reynolds is not aware of whether there will be any shortfall to creditors.

7.7 Details of the Directors' and the Proposed Directors' service contracts with a period of notice or contract period of one year or more are as follows:


7.7.1 On 17 November 1995, Roger Urwin entered into a service agreement jointly with the Companies pursuant to which he was employed as Managing Director Transmission. Roger Urwin was subsequently appointed as Group Chief Executive on 1 April 2001. Roger Urwin currently receives a base salary of (L)500,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through an executive share option plan. Roger Urwin is provided with a car and receives death-in-service life cover. Roger Urwin is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from to time) make pension contributions under a defined-benefit pension scheme.

        Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). If the employment of Roger Urwin is terminated following a change of control of the Company or as a result of redundancy, and the termination is with the consent of the Company, Roger Urwin may choose to receive a pension with the option to commute part of this pension for a lump sum, payable from the date of termination. The pension is calculated on Pensionable Service (as defined) and Pensionable Salary (as defined) at the date of termination. Subject to mutual agreement to the contrary, Roger Urwin's service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

7.7.2 On 16 July 1997, Stephen Box entered into a service agreement jointly with the Companies pursuant to which he is employed as Group Finance Director. Stephen Box currently receives a base salary of (L)350,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through an executive share option plan. Stephen Box is provided with a car and receives death-in-service life cover. Stephen Box is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from to time) make pension contributions under a defined-benefit pension scheme. Because Stephen Box is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

        Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). Subject to mutual agreement to the contrary, Stephen Box's service agreement is terminable by him on 12 months' written notice and by the Companies on 12 months' written notice.

7.7.3 On 22 March 2000, Rick Sergel entered into a service agreement jointly with the Company and National Grid USA pursuant to which he is employed as President and Chief Executive Officer of National Grid USA. Rick Sergel receives no additional salary for being a director of National Grid. His base salary as President and Chief Executive Officer of National Grid USA is currently $700,000 and he has an annual bonus opportunity under the National Grid USA annual bonus arrangement. Long-term incentives are provided through an executive share option plan. He participates in National Grid USA's Executive Supplemental Retirement Plan and in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers in National Grid USA. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

        Subject to mutual agreement to the contrary, Rick Sergel's service agreement is for an initial fixed term until March 2003, subject to a one year notice period by the Company after March 2002, although the service agreement is terminable by him on six months' written notice at any time.

        In the event that National Grid USA terminates Rick Sergel's service agreement other than for Cause (as defined), death or Disability (as defined) or Rick Sergel terminates the service agreement for Good Reason (as defined), National Grid USA is obliged to make various payments to Rick Sergel and he also has the right to receive certain benefits. The quantum of the termination payments depends upon the length of time that Rick Sergel has been employed and also whether the termination event has arisen as a result of a Change in Control (as defined) of either National Grid USA or National Grid. The payments and benefits are intended as liquidated damages and the sole and exclusive remedy of Rick Sergel in the relevant circumstances.

7.7.4 On 6 March 2001, Steven Holliday entered into a service agreement jointly with the Companies pursuant to which he is employed as Group Director, Europe. Steven Holliday currently receives a base salary of
        (L)270,000 (which is reviewed annually on 1 April) and has an annual bonus opportunity under the Group Directors' performance-related bonus plan. Long-term incentives are provided through an executive share option plan. Steven Holliday is provided with a car and receives death-in-service life cover. Steven Holliday is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from to time) make pension contributions under a defined-benefit pension scheme. Because Steven Holliday is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

        Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies' request, remain as directors until the Companies' normal retirement age (currently 63). Subject to mutual agreement to the contrary, Steven Holliday's service agreement is terminable by him on 12 months' written notice and by the Companies on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months.

7.7.5 On 27 July 2001, Edward Astle entered into a service agreement jointly with the Companies pursuant to which he is employed as Group Director, Telecommunications. This appointment was effective from 1 September 2001. Edward Astle currently receives a base salary of (L)310,000 (which will be reviewed annually on 1 April). In addition to the annual bonus opportunity under the Group Directors' performance-related bonus plan, Edward Astle has special bonus plan arrangements under which he is entitled to a bonus of (L)100,000 for the period up until 31 March 2002 on completing a telecommunications strategic review which is approved by the Board. Thereafter, the special bonus arrangements will be reviewed. Long-term incentives are provided through an executive share option plan. Edward Astle is provided with a choice of car or car allowance and receives death-in-service life cover. Edward Astle is entitled to personal accident insurance, reimbursement for all expenses properly incurred and private medical expenses. The Companies (subject to Inland Revenue limits from time to time) make pension contributions under a defined-benefit pension scheme. Because Edward Astle is subject to a pensions earnings cap, the Companies have put in place pension arrangements, which are partially funded, to provide a pension covering the difference between base salary and the pensions cap.

        Pension arrangements for UK based Directors provide for them to retire at age 60, although they may, at the Companies request, remain as directors until the Companies' normal retirement age (currently 63). Subject to mutual agreement to the contrary, Edward Astle's service agreement is terminable by him on 12 months' written notice and by the Companies on 24 months' written notice for the first year, declining on a straight-line basis in the second year to 12 months

7.7.6 The service agreements of each of the above-named Directors will be novated to New National Grid, with effect from the Scheme Effective Date.

7.7.7 On 7 December 2001, William E. Davis entered into a service agreement jointly with New National Grid and National Grid USA pursuant to which, following Completion, he will be employed as Chairman of National Grid USA and as an Executive Director of New National Grid for a fixed period of 24 months. The service agreement can be terminated by William Davis if he provides National Grid USA with three months' written notice. William Davis will receive a payment equal to four times his base salary on joining New National Grid and National Grid USA, if he has not received such a payment immediately before Completion. William Davis will receive no additional salary for being a director of New National Grid. His base salary as Chairman of National Grid USA will be no less than $820,000 (reviewed annually) and he will have an annual bonus opportunity under National Grid USA's annual bonus arrangements. Long-term incentives may be provided through an executive share option plan. He will participate in National Grid USA's Executive Supplemental Retirement Plan and any National Grid USA ICP I bonus plans/programs and also in other welfare plans, retirement, incentive and fringe benefit plans on the same basis as other executive officers of National Grid USA. The provisions of some of these benefits plans and programs shall continue to be effective for certain time periods following termination of William Davis' employment. The National Grid USA Executive Supplemental Retirement Plan does not mandate a retirement age.

7.7.8 The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the Directors for the year ended 31 March 2001 amounted to (L)2,808,000. The remuneration policy of the National Grid Group will be reviewed by the Remuneration Committee after the Acquisition, in the light of the responsibilities to be undertaken by the Directors and Proposed Directors within the Combined Group. Subject to this, it is estimated that for the year ending 31 March 2002 the Directors of New National Grid will be paid a total of approximately (L)3,326,000 by the Combined Group. The Remuneration Committee comprises Bob Faircloth, John Grant and Richard Reynolds.


7.7.9 There will be no variation in the total emoluments receivable by any of the Directors under the Merger Agreement.


7.7.10 There is no arrangement under which a Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.


8.  Directors' interests in National Grid and New National Grid

8.1 On the basis of the assumptions set out in section 4.2 of this Part VII, the interests, all of which are beneficial, of the Directors in:
        (i) National Grid Shares as at 6 December 2001 (being the latest practicable date prior to the publication of this document) (which in aggregate represent approximately 0.014 per cent. of the issued ordinary share capital of National Grid); (ii) in New National Grid Shares immediately following the Scheme Effective Date (which in aggregate will represent approximately 0.014 per cent. of the issued ordinary share capital of New National Grid); and (iii) in New National Grid Shares immediately following completion of the Acquisition (which in aggregate will represent approximately 0.012 per cent. of the issued ordinary share capital of New National Grid), are set out in the table below. In each case, the figures are based upon the interests in National Grid Shares which have been notified by each Director to National Grid pursuant to section 324 or section 328 of the Act as at 6 December 2001 (being the latest practicable date prior to the publication of this document) or are required pursuant to section 325 of the Act to be entered into the register of Directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Act) of a Director which would, if the connected person were a Director, be required to be disclosed under those sections of the Act, and the existence of which is known to or could with reasonable diligence be ascertained by that
        Director:

     ------------------------------------------------------------------------------------------------------------------------------
                                              Interest in    Expected interest in New National         Expected interest in New
                                            National Grid    Grid Shares immediately after the             National Grid Shares
    Name                                           Shares                Scheme Effective Date     immediately after Completion
     ------------------------------------------------------------------------------------------------------------------------------
    James Ross                                     19,000                               19,000                           19,000
    Roger Urwin                                   147,920                              147,920                          147,920
    Edward Astle                                       --                                   --                               --
    Stephen Box                                    18,459                               18,459                           18,459
    Bob Faircloth                                      --                                   --                               --
    John Grant                                     10,000                               10,000                           10,000
    Steven Holliday                                    --                                   --                               --
    Paul Joskow                                     5,000                                5,000                            5,000
    Richard Reynolds                               10,000                               10,000                           10,000
    Rick Sergel                                     1,404                                1,404                            1,404
     --------------------------------------------------------------------------------------------------------------------------



8.2 The following Directors have the options set out in the table below (all of which have been granted for no consideration) under the Executive Share Option Scheme (1990) and the Executive Share Option Plan 2000:


     ------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Outstanding
                                                    Exercise price per                                                National Grid
                                                   National Grid Share                                                 Shares under
    Name                          Date of grant                (pence)                 Normal exercise periods               option
     ------------------------------------------------------------------------------------------------------------------------------
    Roger Urwin                     29 Sep 1997                 280.50                     Sep 2000 - Sep 2007              169,340
                                    16 Jun 1998                 375.75                     Jun 2001 - Jun 2008               91,656
                                    15 Jun 1999                 455.25                     Jun 2002 - Jun 2009               22,098
                                     5 Jun 2000                 531.50                     Jun 2003 - Jun 2010               33,867
                                    18 Jun 2001                 563.00                     Jun 2004 - Jun 2011              133,214
    Edward Astle                     6 Sep 2001                 479.50                     Sep 2004 - Sep 2011              193,952
    Stephen Box                     29 Sep 1997                 280.50                     Sep 2000 - Sep 2007              160,427
                                    16 Jun 1998                 375.75                     Jun 2001 - Jun 2008               93,147
                                    15 Jun 1999                 455.25                     Jun 2002 - Jun 2009               43,931
                                     5 Jun 2000                 531.50                     Jun 2003 - Jun 2010               37,630
                                    18 Jun 2001                 563.00                     Jun 2004 - Jun 2011               93,250
    Steven Holliday                 30 Mar 2001                 540.00                     Mar 2004 - Mar 2011              150,000
                                    18 Jun 2001                 563.00                     Jun 2004 - Jun 2011               71,936
    Rick Sergel                     31 Mar 2000                 566.50                     Mar 2003 - Mar 2010              201,845
                                    18 Jun 2001                 563.00                     Jun 2004 - Jun 2011              134,321
     ------------------------------------------------------------------------------------------------------------------------------

        The following Directors have the options set out in the table below (all of which have been granted for no consideration) under the National Grid Share Matching Scheme (1996):

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Outstanding
                                                     Exercise price in                                                National Grid
                                                                 total                                                 Shares under
    Name                            Date of grant              (pence)                 Normal exercise periods               option
    -------------------------------------------------------------------------------------------------------------------------------
    Roger Urwin                       16 Jun 1998               100.00                     Jun 2001 - Jun 2005                4,047
                                      11 Jun 1999               100.00                     Jun 2002 - Jun 2006                3,884
                                      26 Jun 2000               100.00                     Jun 2003 - Jun 2007                3,859
                                       8 Jun 2001               100.00                     Jun 2004 - Jun 2008                5,635
    Stephen Box                       11 Jun 1999               100.00                     Jun 2002 - Jun 2006                3,844
                                      26 Jun 2000               100.00                     Jun 2003 - Jun 2007                4,122
                                       8 Jun 2001               100.00                     Jun 2004 - Jun 2008                6,134
    -------------------------------------------------------------------------------------------------------------------------------

        Rick Sergel participates in the Incentive Compensation Plan which is a comparable plan to the Share Matching Scheme (1996). On 5 June 2001, Rick Sergel received an award under this plan which he chose to invest into the Deferred Compensation Plan resulting in an entitlement to 4,353 notional National Grid ADSs which, as a result of a dividend reinvestment, accrued a further 87 notional National Grid ADSs on 15 August 2001.

        The following Directors have the options set out in the table below (all of which have been granted for no consideration) under the 1999 Savings Related Share Option Scheme:

    -------------------------------------------------------------------------------------------------------------------------------
                                                        Exercise price                                                  Outstanding
                                                          per National                                                National Grid
                                                            Grid Share                                                 Shares under
    Name                          Date of grant                (pence)                 Normal exercise periods               option
    -------------------------------------------------------------------------------------------------------------------------------
    Roger Urwin                     22 Jun 2001                 457.00                     Sep 2006 - Feb 2007                3,692
    Steven Holliday                 22 Jun 2001                 457.00                     Sep 2006 - Feb 2007                3,692
    -------------------------------------------------------------------------------------------------------------------------------

8.3 Each of the current Executive Directors (Roger Urwin, Edward Astle, Stephen Box, Steven Holliday and Rick Sergel) is deemed for the purposes of the Act to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and the National Grid 1996 Employee Benefit Trust and thereby to have an interest as at 6 December 2001 (being the latest practicable date prior to the publication of this document) in the 1,568,424 National Grid Shares held by the QUEST and the 888,840 National Grid Shares held by the 1996 Employee Benefit Trust.

8.4 Save as disclosed in this section 8, none of the Directors has any interest in the share or loan capital of National Grid or any of its subsidiaries, nor has National Grid or any of its subsidiaries provided any guarantees for the benefit of the Directors as at 6 December 2001 (being the latest practicable date prior to the publication of this document).

8.5 There are no outstanding loans or guarantees granted or provided by any member of the National Grid Group to or for the benefit of any Directors.

8.6 No Director has any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of National Grid and any of its subsidiaries and which was effected by National Grid during the current or immediately preceding financial year or which was effected by National Grid during any earlier financial year and remains in any respect outstanding or unperformed.

9.  Options over National Grid Shares

9.1 As at 6 December 2001 (being the latest practicable date prior to the publication of this document), the following options granted to Directors and employees of the Group under the National Grid Share Schemes (other than the Share Matching Scheme (1996)), were outstanding:


    -------------------------------------------------------------------------------------------------------------------------------
                                                                     Exercise
                                                           price per National                                           Outstanding
                                                                   Grid Share                                         National Grid
    Scheme or Plan                        Date of grant               (pence)      Normal exercise periods      Shares under option
    -------------------------------------------------------------------------------------------------------------------------------
    Executive Share Option                    20 Dec 91                 64.60          Dec 1994 - Dec 2001                  100,000
    Scheme (1990)                             17 Dec 92                 90.20          Dec 1995 - Dec 2002                   38,609
                                              17 Dec 93                118.90          Dec 1996 - Dec 2003                   47,801
                                              28 Nov 96                194.50          Nov 1999 - Nov 2006                   15,424
                                              10 Feb 97                205.50          Feb 2000 - Feb 2007                  217,402
                                               4 Aug 97                258.00          Aug 2000 - Aug 2007                  179,263
                                              29 Sep 97                280.50          Sep 2000 - Sep 2007                  711,611
                                              16 Jun 98                375.75          Jun 2001 - Jun 2008                1,138,659
                                              21 Dec 98                490.00          Dec 2001 - Dec 2008                   14,489
                                              15 Jun 99                455.25          Jun 2002 - Jun 2009                  278,267
                                               6 Jul 99                435.75          Jul 2002 - Jul 2009                  353,533
                                              27 Sep 99                424.00          Sep 2002 - Sep 2009                   56,603
                                              31 Mar 00                566.50          Mar 2003 - Mar 2010                1,509,615
                                               5 Jun 00                531.50          Jun 2003 - Jun 2010                  456,130
                                               5 Jul 00                526.00          Jul 2003 - Jul 2010                  958,515

    Executive Share Option                     8 Sep 00                500.35          Sep 2003 - Sep 2010                   64,971
    Plan 2000                                 15 Sep 00                548.00          Sep 2003 - Sep 2010                   20,088
                                               2 Feb 01                623.00          Feb 2004 - Feb 2011                   48,955
                                              30 Mar 01                540.00          Mar 2004 - Mar 2011                  150,000
                                              18 Jun 01                563.00          Jun 2004 - Jun 2011                1,916,282
                                               5 Jul 01                527.00          Jul 2004 - Jul 2011                  453,210
                                               6 Sep 01                479.50          Sep 2004 - Mar 2011                  242,907

    Savings Related Share                      5 Jul 96                146.00          Aug 2001 - Feb 2002                  138,409
    Option Scheme (1990)                      15 Jul 97                171.00          Aug 2002 - Feb 2003                2,223,351
                                               3 Jul 98                312.00          Sep 2001 - Feb 2002                   37,711
                                               3 Jul 98                312.00          Sep 2003 - Feb 2004                1,327,756
                                               2 Jul 99                337.00          Sep 2002 - Feb 2003                  979,221
                                               2 Jul 99                337.00          Sep 2004 - Feb 2005                2,021,912

    1999 Savings Related                      23 Jun 00                416.00          Sep 2003 - Feb 2004                  544,805
    Share Option Scheme                       23 Jun 00                416.00          Sep 2005 - Feb 2006                  745,605
                                              22 Jun 01                457.00          Sep 2004 - Feb 2005                  750,051
                                              22 Jun 01                457.00          Sep 2006 - Feb 2007                1,663,537
    -------------------------------------------------------------------------------------------------------------------------------


        Each of these options may be satisfied on exercise either by the issue of new shares or by the transfer of market-purchased shares. In respect of options granted to US employees, the exercise of options will be satisfied by the issue of new shares.

9.2 As at 6 December 2001 (being the latest practicable date prior to the publication of this document), the following awards granted to Directors and certain employees of the Group under the Share Matching Scheme (1996), which will be satisfied by the transfer of market-purchased shares, were outstanding:


    -------------------------------------------------------------------------------------------------------------------------------
                                                                       Exercise
                                                                       price in                                         Outstanding
                                                                          total                                       National Grid
    Scheme                                  Date of grant               (pence)     Normal exercise periods     Shares under option
    -------------------------------------------------------------------------------------------------------------------------------
    Share Matching                              23 Jun 97                100.00        Jun 2000 - Jun 2004                    8,594
    Scheme (1996)                               30 Sep 97                100.00        Sep 2000 - Sep 2004                    5,274
                                                16 Jun 98                100.00        Jun 2001 - Jun 2005                    9,919
                                                11 Jun 99                100.00        Jun 2002 - Jun 2006                   27,355
                                                26 Jun 00                100.00        Jun 2003 - Jun 2007                   29,786
                                                 8 Jun 01                100.00        Jun 2003 - Jun 2007                   11,769
                                                25 Jun 01                100.00        Jun 2003 - Jun 2007                   28,162
    -------------------------------------------------------------------------------------------------------------------------------

9.3 Options granted under the National Grid Share Schemes have all been granted for no consideration.

9.4 As at 6 December 2001 (being the latest practicable date prior to the publication of this document), the total number of National Grid Shares under option or the subject of awards under the National Grid Share Schemes was 19,525,551. At the same date, 1,568,424 National Grid Shares were held by the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and 888,840 National Grid Shares were held by the National Grid 1996 Employee Benefit Trust.

9.5 The trustee of the QUEST has agreed to waive all but 0.0001 pence of any dividend per share due, or to become due, on any National Grid Shares held in the QUEST. In addition, the trustee of the National Grid 1996 Employee Benefit Trust has agreed to waive all dividends on any National Grid Shares held in that Trust.

10. Effect of the Scheme on the National Grid Share Schemes

Assuming that the Scheme becomes effective, no further awards will be made under any of the existing National Grid Share Schemes, except for the National Grid USA Incentive Thrift Plans (which will be amended as set out in section
11.7 below) and the Deferred Compensation Plan (which is summarised in section
10.11 below and will continue to operate without significant amendment).

10.1     Executive Share Option Scheme (1990)

Outstanding options to purchase National Grid Shares (which may be satisfied either through newly-issued or market-purchased shares) become exercisable for a period of six months following the Court sanctioning the Scheme whether or not performance targets have been satisfied.

The Remuneration Committee will offer optionholders replacement options over New National Grid Shares. Replacement options will have the same effective date of grant, exercise prices and terms as existing options. Performance conditions will continue to apply except that the performance of New National Grid will be measured rather than the performance of National Grid.

The Executive Directors of National Grid have agreed not to exercise any options granted to them under the Executive Share Option Scheme (1990) which would become exercisable as a result of the Scheme and, instead, to accept the offer of replacement options.

10.2     Executive Share Option Plan 2000

This plan replaced the Executive Share Option Scheme (1990) in respect of options granted from September 2000. Certain executives and employees hold options to purchase National Grid Shares under this plan.

Outstanding options granted prior to 17 January 2001 will become exercisable for a period of one month on notification being sent to optionholders that the Court has sanctioned the Scheme, but only to the extent that the Remuneration Committee certifies that the performance targets have been met to date.

The Remuneration Committee will offer optionholders replacement options over New National Grid Shares. In respect of the replacement options and, pursuant to the provisions contemplating such an exchange contained within the plan rules, any performance targets will cease to apply.

Options granted on or after 17 January 2001 do not become exercisable and, instead, such options will compulsorily be exchanged for an equivalent option over New National Grid Shares and the relevant performance targets will continue to apply.

No Executive Director received any options under this plan prior to 17 January 2001.

10.3     Savings Related Share Option Scheme (1990)

Options granted under the Savings Related Share Option Scheme (1990) will become exercisable for a period of six months following the Court sanctioning the Scheme. However, options can only be exercised to the extent that money has been saved with the savings contract (i.e. the options will not become exercisable in full unless they are about to mature). Again, replacement options will be offered.

10.4     1999 Savings Related Share Option Scheme

The 1999 Savings Related Share Option Scheme replaced the Savings Related Share Option Scheme (1990) in respect of options granted from June 2000.

The Scheme will have the same implications as for the Savings Related Share Option Scheme (1990) except that options will only become exercisable for a period of one month from the Remuneration Committee notifying participants that the Court has sanctioned the Scheme.

10.5     Profit Sharing Scheme (1990)

The Profit Sharing Scheme (1990) permitted the award to UK employees of free National Grid Shares. Under its rules, National Grid Shares awarded are held on the participants' behalf for a minimum of two years. If shares are held in trust for the maximum period of three years, no tax is payable on release of the National Grid Shares from trust. The final award of free shares under the Profit Sharing Scheme (1990) was made in January 2001.

The Scheme will not trigger early release from the trust of the National Grid Shares being held on behalf of the employees. National Grid Shares will be exchanged for an equivalent holding of New National Grid Shares and participants will have the same rights in respect of these New National Grid Shares.

10.6     Employee Share Ownership Plan (UK) (2000)

No awards have been made under this plan.

10.7     1999 US Employee Stock Purchase Plan

No awards have been made under this plan.

10.8     Share Matching Scheme (1996)

Under the Share Matching Scheme (1996), the Remuneration Committee required certain Executive Directors (and permitted certain other executives) to invest a proportion of their annual bonus in National Grid Shares. In return for making such investment, the participant received a matching option which permitted him to acquire, for a nominal sum, such number of shares as had a value equal to the pre-tax value of the bonus used to purchase the investment shares. The matching options can generally only be exercised if the participant remains employed for at least three years and to the extent that he retains the investment shares until the matching option is exercised. In limited circumstances, a participant may be permitted to retain his option following cessation of employment.

The matching options become exercisable on the Court sanctioning the Scheme except for matching options granted on or after 17 January 2001 which will automatically be exchanged for options over New National Grid Shares.

Awards granted under the Share Matching Scheme (1996) can only be satisfied through market-purchased shares; no new shares may be issued.

On an ex-gratia basis, the Remuneration Committee has tended to award a payment to participants equal to the dividends which would have been earned on those shares subject to the matching options. As explained at section 11.6, it is proposed that this practice be entrenched within the rules of the replacement plan.

10.9     Incentive Compensation Plan

Executives of National Grid USA receive an integrated annual bonus comprising both a cash and share element. The share element involves participants receiving market-purchased National Grid ADSs, except to the extent that the bonus is deferred under the Deferred Compensation Plan. The National Grid ADSs are generally vested immediately although participants may be prohibited from selling National Grid ADSs for a period. Following the Scheme becoming effective, all of these National Grid ADSs will convert into equivalent New National Grid ADSs.

10.10    National Grid USA Incentive Thrift Plans

These are tax sponsored 401(k) plans for US based employees. There is one plan for the union workforce and another for the non-union workforce. Broadly, subject to statutory limits, substantially all employees may make a cash contribution under the applicable plan and receive a matching contribution from National Grid USA. Certain management participants earning more than the statutory limit are entitled to "top-up" their entitlement via the Deferred Compensation Plan. Any matching contributions are currently invested in National Grid ADSs. In addition, participants may choose to invest their contributions in National Grid ADSs (as well as a number of other investment choices).

Following the Scheme becoming effective, investments held in such National Grid ADSs will convert into equivalent New National Grid ADSs.

10.11    Deferred Compensation Plan

In keeping with normal remuneration practice in the US, National Grid USA permits certain management employees to defer a proportion of their net income through a tax deferred plan. Such deferred income is credited with earnings/ losses based upon a proxy investment option selected among several available, including National Grid ADSs. Following the Scheme becoming effective, the National Grid ADS tracking option will convert into a New National Grid ADS tracking option.

10.12    Consequences of an employee exercising an option over National Grid
         Shares

Where options over National Grid Shares are exercised following Court sanction of the Scheme, National Grid Shares will be issued in the normal way. However, as part of the reorganisation, a resolution will be proposed at the Scheme EGM to amend the National Grid Articles to provide, inter alia, that, if any person becomes a National Grid Shareholder after the Scheme Effective Date, they are required to exchange their National Grid Shares in consideration of the same number of New National Grid Shares.

11. Proposed New National Grid Share Plans

At the Scheme EGM, resolutions will be proposed to approve the adoption of the following New National Grid employee share plans and new employee trusts which will operate in conjunction with the New National Grid Share Plans:

(i)     National Grid Executive Share Option Plan 2002 ("Executive Plan")

(ii) National Grid Employee Share Ownership Plan 2002 ("UK Plan") and the associated trust ("UK Trust")

(iii)   National Grid Savings Related Share Option Plan 2002 ("Sharesave Plan")

(iv)    National Grid Employee Stock Purchase Plan 2002 ("US Plan")

(v)     National Grid Share Matching Plan 2002 ("Matching Plan")

(vi)    National Grid USA Incentive Thrift Plans I and II ("Thrift Plans")

(vii)   National Grid Employee Trust 2002 ("Employee Trust")

(viii) National Grid Qualifying Employee Share Ownership Trust (No. 2) 2002 ("QUEST No. 2")

In addition, the current Deferred Compensation Plan will continue to operate for US based executives and employees with participants being able to choose New National Grid ADSs as an investment proxy.

11.1     Principal features common to all the New National Grid Share Plans

11.1.1   Limits on the issue of shares under the New National Grid Share Plans

Each of the New National Grid Share Plans may operate over newly-issued shares or market-purchased shares.

The number of shares which may be issued under the New National Grid Share Plans in any year is limited to:

(i) 10 per cent. of New National Grid's ordinary issued share capital in respect of options granted (or shares issued otherwise than pursuant to the exercise of options) in the ten calendar years ending with that year under the New National Grid Share Plans or any other employee share plan adopted by New National Grid or any subsidiary; and

(ii) 5 per cent. of New National Grid's ordinary issued share capital in respect of options granted (or shares issued otherwise than pursuant to the exercise of options) in the ten calendar years ending with that year under the Executive Plan, the Matching Plan or any other executive share plan adopted by New National Grid or any subsidiary.

In calculating the above limits, any National Grid Shares issued pursuant to the National Grid Share Schemes will count as though those shares had been New National Grid Shares.

11.1.2   Rights attaching to shares

New National Grid Shares allotted under the New National Grid Share Plans will rank pari passu with all other New National Grid Shares in issue, but will not normally qualify for dividends or other rights for which the record date is earlier than the date of allotment of the shares. Application will be made to the UK Listing Authority for the New National Grid Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities and/or for the New National Grid ADSs to be listed on the NYSE.

11.1.3   Variation of capital

Other than for the UK Plan and the Thrift Plans, in the event of any variation of share capital, or (except in the case of Inland Revenue-approved options) of a demerger or the payment of a capital or special dividend or of any other circumstances similarly affecting options, the Remuneration Committee may make such adjustments as it considers appropriate to adjust:

(i) in the case of share options, the number of shares under option and the price payable on their exercise; and

(ii)    in the case of other awards, the number of shares subject to the award.

For the UK Plan and the Thrift Plans, this is not necessary because the participants will be shareholders and will be treated accordingly in this capacity.

11.1.4   Alterations to the New National Grid Share Plans

The Remuneration Committee may at any time alter or add to the New National Grid Share Plans in any respect, provided that the prior approval of shareholders is obtained for any alterations or additions to the advantage of participants in respect of eligibility, limits on participation, the overall limits on the issue of shares, terms of exercise, the rights attaching to the shares acquired, non-assignability of options (or other awards) and the terms of the options (or other awards) in the event of a variation of capital.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the New National Grid Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in the Group. The above does not restrict the ability of the Remuneration Committee to adjust performance conditions (if any) to take account of supervening events. No alteration to the terms of the Inland Revenue approved part of the Executive Plan, the UK Plan or the Sharesave Plan may be made while it is so approved without the Inland Revenue's approval.

11.1.5   Extension of the New National Grid Share Plans overseas

At the Scheme EGM a resolution will be proposed to give the Directors power to extend the New National Grid Share Plans to countries outside the UK (or US in respect of the US Plan and the Thrift Plans). To do this, the Remuneration Committee may need either to add schedules to the New National Grid Share Plans or to establish other plans based on the New National Grid Share Plans which will take account of local tax, exchange control or securities laws in the relevant jurisdictions.

11.1.6   Non-transferability of awards/options

Awards/options are not transferable other than to the participant's personal representatives in the event of his death.

11.1.7   Reorganisations

In the event of an internal reorganisation, including a future scheme of arrangement, the rules of the relevant New National Grid Share Plans provide that this will not accelerate the vesting of any awards or options granted under the New National Grid Share Plans and that performance conditions will continue to apply. Instead, options/awards would be replaced by new options/ awards over shares in the new holding company or, if participants do not agree to such an exchange, lapse.

11.1.8   Pensionability

No benefits received under the New National Grid Share Plans will be pensionable except that:

(i) a decision by an employee to invest his own normal salary in buying Partnership Shares (as explained in section 11.3.2(ii)) under the UK Plan will not reduce pension benefits provided by the Company except to the extent required by law; and

(ii) US participants in the US Schedule to the Matching Plan, in accordance with local practice, determine their entitlement to pensions by reference to salary plus bonuses (and include the value of any shares awarded in calculating this amount). Participant contributions to the Thrift Plans are included when calculating pension benefits, but company matching contributions are not. Further, amounts deferred under the Deferred Compensation Plan are generally not included in the calculation of participants' pensions, with the exception of senior management.

11.1.9   Amendments

The Directors reserve the right up to the Scheme EGM to make any amendments and additions to the New National Grid Share Plans as they consider appropriate, provided that amendments and additions do not conflict in any material respect with this summary of the New National Grid Share Plans.

11.2     Executive Plan

11.2.1   General

The Executive Plan is divided into three parts, one of which will qualify for beneficial tax treatment in the UK, one of which will qualify for beneficial tax treatment in the US and the final part which will not qualify for any specific beneficial tax treatment. The three parts are identical in all material respects unless indicated to the contrary in this summary.

The Remuneration Committee will be responsible for operating the Executive
Plan.

11.2.2   Eligibility

Employees (including Executive Directors) of New National Grid; its subsidiaries and joint venture companies in which the Group has a sufficient interest to permit participation under the relevant Inland Revenue rules (currently 50 per cent.) ("Joint Venture Companies"), will be eligible to participate in the Executive Plan, provided that they are not within one year of contractual retirement age or otherwise excluded by the relevant legislation.

11.2.3   Grant of options

Options may be granted within the six weeks following the approval of the Executive Plan by shareholders or (in the case of Inland Revenue-approved options) its approval by the Inland Revenue and thereafter within the six weeks following the announcement by New National Grid of its results for any period, or in other exceptional circumstances.

No options may be granted more than ten years after the approval of the Executive Plan by shareholders. The Remuneration Committee will formally review the operation of the Executive Plan after no more than five years.

No payment will be required for the grant of an option.

11.2.4   Limit on individual participation

The rules limit the value of shares which can be placed under option to an individual participant in any 12 month period to three times his base salary except where the Remuneration Committee concludes in exceptional circumstances that it is necessary to exceed this limit (e.g. on recruitment or to meet competitive pressures, particularly in the US). Pursuant to this limit, the Remuneration Committee will decide the level of awards in each year, reflecting the performance over the preceding 12 months both of the individual and of New National Grid, and considering general market practice at the time. At this time, the Remuneration Committee considers that the maximum market value of shares which will normally be placed under option to any UK-based individual in any 12 month period will be 1.5 times the individual's base salary.

Under the Inland Revenue-approved part of the Executive Plan or any other approved executive share option plan established by New National Grid or an associated company, the aggregate market value at the date of grant of shares under option to an individual shall not exceed (L)30,000, or such other limit as may from time to time apply under the relevant legislation.

11.2.5   Exercise price

The price per ordinary share payable on the exercise of an option will be the higher of:

(i) the price of an ordinary share on the Daily Official List on a business day or the average over a number of business days in the 30 days before grant of the option, or in the case of Inland Revenue-approved options, any other day or days agreed with the Inland Revenue, provided that no such day may fall before New National Grid last announced its results for any period; and

(ii) the nominal value of an ordinary share, if the option relates to new ordinary shares.

11.2.6   Exercise of options

An option will not normally be exercisable until three years after its grant. Options will lapse ten years from the date granted or such shorter period as determined by the Remuneration Committee at the time of grant.

The Executive Plan includes the flexibility to grant options subject to pre-grant conditions, rather than pre-exercise conditions, as recently endorsed by the Association of British Insurers. While the Remuneration Committee has no current intention of utilising this flexibility, it will monitor evolving best practice in this regard in deciding whether it becomes appropriate to do so and will liaise with the Association of British Insurers before using such flexibility.

The Remuneration Committee intends to set demanding performance conditions on the exercise of options. Initially, these will be that an option may not be exercised unless New National Grid's total shareholder return over a period of at least three years, beginning with the financial year in which the option is granted, is at least median as compared with a group of approximately 20 UK and US energy utilities.

For the first tranche, options over shares worth up to an individual's base salary will become exercisable in full if New National Grid's total shareholder return is at least median. If the shares are worth more than the individual's base salary, the rest will be exercisable on a sliding scale, becoming fully exercisable if New National Grid's total shareholder return is in the upper quartile of the group of comparable utilities. In addition, for options to become exercisable, the Remuneration Committee must be satisfied that there has been a sustained improvement in underlying financial performance over the relevant period.

If the performance condition is not satisfied after the first three years, it will be re-measured on the fourth, and if necessary, the fifth anniversary of the date of grant.

Options normally lapse on cessation of employment. However, exercise is permitted for a limited period:

(i) following cessation of employment for reasons of death, injury, disability, pregnancy, redundancy or the employee's business unit ceasing to be part of the Group, or otherwise at the Remuneration Committee's discretion; and

(ii) on a reconstruction, take-over or winding-up of New National Grid provided that it is not part of a reorganisation.

In the cases referred to in (i) above, the performance conditions cease to apply, but will still apply in the case of normal retirement. In these cases, the option may only be exercised within 12 months (six months in the case of retirement) unless the Remuneration Committee determines otherwise. In the cases referred to in (ii) above, the performance targets will be measured over the reduced period to the date of reconstruction, take-over or winding-up, but the Remuneration Committee has discretion to permit exercise even when the targets have not been satisfied over this period (in exceptional circumstances where the Remuneration Committee considers that the reduced period does not properly reflect New National Grid's performance).

11.2.7   US schedule

This part of the Executive Plan will permit US incentive stock options to be granted. These have certain tax advantages for participants and may be granted over such number of shares and/or ADSs as will become exercisable in any calendar year, having a value (as of the time of grant) of no more than $100,000 per participant. The rules of this part are substantially the same as explained above for the other parts of the Executive Plan except for the following modifications:

(i) to comply with applicable anti-discrimination law in the US, the general prohibition on grants within one year of contractual retirement age does not apply; and

(ii) to comply with the applicable tax rules, the periods during which a participant may exercise his options following cessation of employment are slightly different.

The number of New National Grid Shares which may be acquired on the vesting of awards granted under the US schedule to the Executive Plan may not exceed 200,000,000. This limit is required by US tax legislation. In practice, fewer shares are likely to be used as the general limits set out in section 11.1.1 above will also apply.

11.3     UK Plan

11.3.1   General

New National Grid intends to obtain Inland Revenue approval for the UK Plan and the UK Trust under the Finance Act 2000.

11.3.2   Operation

The UK Plan may be operated each year at the discretion of the Board, but may not be operated more than ten years after its approval by shareholders. The UK Plan consists of three elements:

(i)     "Free Shares" which may be allocated to an employee by New National
        Grid

        The market value of Free Shares allocated to any employee in any tax year may not exceed (L)3,000 or such other limit as may from time to time be permitted by the relevant legislation. Free Shares may be allocated to employees equally, on the basis of salary, length of service or hours worked, or on the basis of performance, as permitted by legislation.

(ii) "Partnership Shares" which an employee may purchase out of his pre-tax earnings

        The market value of Partnership Shares which an employee can agree to purchase in any tax year may not exceed (L)1,500 (or 10 per cent. of the employee's remuneration, if lower), or such other limit as may be permitted by the relevant legislation. The funds used to purchase shares will be deducted from the employee's salary and will be held on the employee's behalf for up to 12 months until they are used to buy Partnership Shares. Where deductions are accumulated, the employee will be entitled to buy shares at the market price of New National Grid Shares at the start or end of the accumulation period, whichever is the lower.

(iii) "Matching Shares" which may be allocated to an employee who purchases Partnership Shares

        Matching Shares are additional Free Shares. New National Grid may allocate to an employee who purchases Partnership Shares up to a maximum of two Matching Shares for every one Partnership Share purchased or such other ratio as may from time to time be permitted by the legislation. There is no minimum ratio of Matching Shares which New National Grid must provide following a purchase of Partnership Shares. The same ratio or ratios will apply to all employees who purchase Partnership Shares under the UK Plan at a given time.

11.3.3   Eligibility

Employees (including Executive Directors) of New National Grid and participating subsidiaries (including for this purpose, Joint Venture Companies) who are resident in the UK and who have been employed at all times by the Group for up to approximately 18 months may be allocated Free Shares or Matching Shares or invited to purchase Partnership Shares under the UK Plan. The Board may amend the eligibility conditions and have discretion to allow other employees to participate.

11.3.4   Retention of shares

The trustee of the UK Trust will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on behalf of employees. Employees can withdraw Partnership Shares from the UK Trust at any time. Free Shares and Matching Shares must generally be retained by the trustee of the UK Trust for a period of at least three to five years after the initial allocation.

The Board may stipulate at the time of award that an employee who ceases to be employed by the Group within a period of up to three years of being allocated Free Shares or Matching Shares will forfeit his rights to those shares. However, Free Shares and Matching Shares will not be forfeited in certain circumstances, for example death, redundancy or retirement on or after reaching a specified retirement age.

If an employee ceases to be employed by the Group at any time after acquiring Partnership Shares, he will be required to withdraw the shares from the UK Trust.

11.3.5   Dividends on shares held by the trustee of the UK Trust

An employee will be treated as the beneficial owner of shares held on his behalf by the trustee of the UK Trust. Any dividends on shares held by the trustee of the UK Trust may be used to acquire additional shares for employees or may be distributed to employees.

11.3.6   Unapproved Appendix

If the statutory limits referred to above are reduced at any time, the Board shall have the power to adopt an unapproved top-up arrangement to maintain the higher limits referred to in this section 11.3.

11.4     Sharesave Plan

11.4.1   General

New National Grid intends to obtain Inland Revenue approval for the Sharesave Plan under the Income and Corporation Taxes Act 1988.

11.4.2   Eligibility

Employees (including Executive Directors) of New National Grid and participating subsidiaries (including, for this purpose, Joint Venture Companies) who are resident in the UK will be eligible to participate. The Board can restrict participation to full-time directors and employees who have completed a qualifying period of service (within the limits set by the relevant legislation) and they also have discretion to allow other employees to participate.

11.4.3   Grant of options

Invitations to participate in the Sharesave Plan may only be issued within the six week period following the approval of the Sharesave Plan by the Inland Revenue and thereafter in the six week period following the announcement by New National Grid of its results for any period or in exceptional circumstances. Options may not normally be granted later than 30 days after the date invitations are made. Options may only be granted to employees who enter into Inland Revenue-approved savings contracts under which monthly savings are made over a period of three or five years.

The number of shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the expected proceeds on maturity of the related savings contract.

Options may not be granted later than ten years after the approval of the Sharesave Plan by shareholders.

11.4.4   Individual participation

Monthly savings by an employee under all savings contracts linked to options granted under any approved savings related share option scheme may not exceed the statutory maximum (currently (L)250 per month). If this limit is reduced, the Board shall have the power to adopt an unapproved top-up arrangement to maintain this higher limit.

11.4.5   Acquisition price

The price per ordinary share payable upon the exercise of options will not be less than the higher of:

(i) 80 per cent. of the average of the price of an ordinary share on the Daily Official List on the dealing day prior to the day on which options are offered or the average of such prices over the three dealing days prior to the day on which the options are offered (or on such other day or days as may be agreed with the Inland Revenue, provided that no such days may fall before New National Grid last announced its results for any period); and

(ii) the nominal value of an ordinary share, if the option relates to new ordinary shares.

11.4.6   Exercise of options

Options will normally be exercisable only for six months from the third, fifth or seventh anniversary of the commencement of the related savings contracts. Earlier exercise is permitted following death or cessation of employment by reason of injury, disability, redundancy, retirement on reaching age 65 or contractual retirement age, if different, or where the optionholder's employer ceases to be within the Group. Options will otherwise lapse on cessation of employment, although they may be exercisable for a limited period if they have been held for at least three years. Early exercise is also permitted in the event of a take-over, amalgamation or winding-up of New National Grid other than in the case of an internal reorganisation, or if the participant reaches normal contractual retirement age but remains with a Group company.

11.4.7   Participating companies

The Board can decide which subsidiaries participate in the Sharesave Plan. Certain Joint Venture Companies may participate in the Sharesave Plan, although the consent of the Inland Revenue will be required.

For legal reasons, it may be necessary for certain subsidiaries to adopt their own plans operating over shares in New National Grid, which will be identical to the Sharesave Plan in all material respects.

11.5     US Plan

11.5.1   General

The proposed National Grid Employee Stock Purchase Plan 2001 has been designed to qualify under section 423 of the US Internal Revenue Code of 1986, as amended. The US Plan will enable US employees (including Executive Directors) to receive awards over New National Grid Shares or New National Grid ADSs on an all-employee basis.

11.5.2   Eligibility

US-based employees of New National Grid and its subsidiaries are eligible to participate in the US Plan. Participation can be restricted to employees who have completed a qualifying period of service within the limits set by the relevant US legislation.


Individuals may not be granted awards under the US Plan if they own shares possessing 5 per cent. or more of the voting power or value of New National Grid.

11.5.3   Grant of awards

Awards may be granted over a number of New National Grid Shares which will be determined by the amount employees have saved by the end of a specified savings period, subject to a maximum number of shares to be specified in the award. At the end of that savings period, the awards will become exercisable. Any surplus savings will be automatically carried over into the next savings period.

Awards may not be granted under the US Plan later than ten years after it is approved by shareholders.

11.5.4   Savings

An eligible employee who applies for an award under the US Plan must agree to savings being deducted from his after-tax pay. Total deductions in any calendar year may not accrue at a rate which exceeds such amount (up to $25,000) as the Board may resolve. However, in setting any relevant limit, the Board will have regard to the comparable position under the UK Plan and the Sharesave Plan.

11.5.5   Purchase price

The price payable for each share shall be a price determined by the Board, provided that it shall be not less than the lower of 85 per cent. of the market value of a share on the date of grant and the date of purchase. However, in setting any purchase price for the US Plan, the Board will have regard to the comparable provisions under the UK Plan and the Sharesave Plan.

11.5.6   Limits

The number of shares which may be acquired on the vesting of awards granted under the US Plan may not exceed 200,000,000. US tax legislation requires that the US Plan specify a maximum number of shares over which options may be granted during the term of the US Plan. In practice, fewer shares are likely to be used as the general limits set out in section 11.1.1 above will also apply.

11.5.7   Purchase of shares

Shares subject to an award under the US Plan may normally only be purchased at the end of the savings period specified in the US Plan's Rules, provided that the optionholder is still in the employment of the Group. Shares cannot be purchased pursuant to an award later than the earlier of five years after it was granted and any other time determined by the Board at the date of grant. Special provisions will allow for early purchase in the case of certain compassionate leavers and in the event of a take-over of New National Grid other than in the case of an internal reorganisation.

11.6     Matching Plan

11.6.1   Eligibility

Employees (including Executive Directors) of New National Grid, its subsidiaries and joint venture companies in which the Group has a significant interest, who are not within one year of reaching age 65 or their contractual retirement age (if earlier) at the time the annual bonus is due to be paid, are eligible to participate at the discretion of the Remuneration Committee; those who are between 12 and 24 months from their normal retirement age may be allowed to participate but with a matching award at only one-half of the level applicable to all other participants.

11.6.2   Grant of matching awards

If invited to do so by the Remuneration Committee, an eligible executive may invest all (or such lower proportion as the Remuneration Committee may decide) of his performance-tested cash annual bonus (net of tax and any other deductions). At present, the Remuneration Committee only permit up to one-third of a participant's bonus to be invested in this way. As soon as practical thereafter, New National Grid will then procure the grant of a matching award over matching shares equal in value to the amount of annual bonus invested (prior to tax and any other deductions).

A matching award consists of the right to purchase New National Grid Shares for a nominal payment, although the rules permit the structure of awards to be changed if this would be advantageous from a tax perspective (including dispensing with the need for payment of a nominal amount).

Matching awards can only be granted within the six weeks following the approval of the Matching Plan by shareholders and thereafter within the six weeks following the announcement of New National Grid's results for the full year, or in other exceptional circumstances.

No matching awards can be granted later than ten years after the approval of the Matching Plan by shareholders and the Remuneration Committee will formally review the operation of the Matching Plan after no more than five years.

11.6.3   Exercise of awards

A matching award will normally be exercisable on or after the third anniversary of its grant and to the extent that the shares purchased with the associated annual bonus have been retained up to that date by the participant and the participant is still employed by a Group company (or was so employed at his actual retirement date). On exercise, a participant will receive a cash payment broadly equal to the value of accrued dividends on the shares representing the matching award.

A matching award may be exercisable early for a limited period on an amalgamation, take-over or winding up of New National Grid (not being an internal reorganisation). If the participant ceases employment with a Group company, he will not be able to exercise the matching award at all, unless the Remuneration Committee otherwise determines. The Remuneration Committee will adopt guidelines indicating when this discretion will be used, the extent to which an award may be exercised and the exercise period.

A matching award cannot be exercised later than the tenth anniversary of its date of grant in any circumstances.

11.6.4   US schedule

National Grid USA currently operates a separate but similar plan for US executives, the Incentive Compensation Plan. A separate schedule to the Matching Plan is proposed which will allow the US executives to participate on the same basis as currently.

The key differences are that US participants automatically receive a proportion of their annual bonus in shares or ADSs (there is no requirement to invest part of their bonus to receive a matching award) and, at the discretion of the Remuneration Committee, a shorter (or no) vesting period may be set.

This additional flexibility (which may only be used for US-based executives) enables the Matching Plan to operate on a competitive basis in the US, taking proper account of local practice.

As may be necessary to comply with applicable anti-discrimination law in the US, the general prohibition on grants within one year of contractual retirement age does not apply.

11.7     Thrift Plans

It is proposed that the existing National Grid USA Incentive Thrift Plans continue to operate but that certain amendments be made to permit the plans to operate over new issue shares. No awards which relate to New National Grid Shares or ADSs will be made later than ten years after the Thrift Plans' approval by shareholders.

11.7.1   Eligibility

All employees (including Executive Directors) of National Grid USA and other nominated companies are generally eligible to participate, subject to meeting pre-determined service requirements before being eligible to receive company matching contributions.

11.7.2   Savings

Participants may contribute a proportion of their income into the plans, subject to certain legal limits, and direct how this is invested among various investment options. One investment choice will be New National Grid ADSs.

11.7.3   Company contributions

Participating companies will make matching contributions under the Thrift Plans which, it is anticipated, will be invested in New National Grid ADSs, although the rules have flexibility to permit other investment options.

11.7.4   Release of investments

The plans are long-term savings plans and are designed to provide benefits to participants on or towards retirement. However, the plans, following the applicable statutory rules, allow funds to be withdrawn early in a number of, broadly, compassionate situations.

11.8     Employee Trust

The Employee Trust will be constituted by a trust deed to be entered into between New National Grid and an offshore, independent professional trustee. New National Grid will have power to appoint and remove the trustee. This Employee Trust is distinct from the UK Trust constituting part of the UK Plan.

The Employee Trust can be used to benefit employees and former employees of New National Grid and its subsidiaries and certain of their dependants. The Employee Trust will have the power to acquire New National Grid Shares. Any shares so acquired can be used for the purposes of the employees' share plans operated by New National Grid as described above.

New National Grid and its subsidiaries may fund the Employee Trust by loan or gift to acquire New National Grid Shares either by market purchase or by subscription. Any options to subscribe for shares granted to the Employee Trust or shares issued to the Employee Trust will be treated as counting against the relevant dilution limits described more fully at section 11.1.1 above.

The Employee Trust will not, without shareholder approval, make an acquisition of shares if, as a result of that acquisition, it together with the trust associated with the UK Plan (but excluding shares allocated under the UK
Plan), the QUEST No. 2 and the existing National Grid trusts hold more than 5 per cent. of New National Grid's share capital.

The trustees of the Employee Trust will waive all dividends on any New National Grid Shares held in trust unless directed otherwise by New National Grid.

11.9     QUEST No. 2

The principal terms are as set out for the Employee Trust except that certain additional restrictions apply to meet the statutory requirements set out in
Schedule 5 to the Finance Act 1989. The trustee will be a wholly owned subsidiary of New National Grid.

In practice, the QUEST No.2 is likely to operate in conjunction with the Sharesave Plan.

12. Long-term incentive plans operated by Niagara Mohawk

Completion of the Acquisition will affect the various long-term incentive plans operated by Niagara Mohawk as follows:

(i) stock options granted under the Niagara Mohawk 1992 Stock Option Plan will, with the consent of participants, be cancelled, as provided for in the Merger Agreement, for a cash payment being the difference between the consideration payable for a Niagara Mohawk Share and the stock options' exercise prices;

(ii) in respect of the phantom (cash) incentive schemes operated by Niagara Mohawk, the decision has been taken to cancel all the awards on the same basis as described above, except for:

        (a) stock appreciation rights awards made under the Niagara Mohawk 1995 Stock Incentive Plan and the Niagara Mohawk Long Term Incentive Plan, which will be replaced by equivalent stock appreciation rights relating to New National Grid ADSs; and

        (b) deferred stock units made under the Niagara Mohawk Outside Director Deferred Stock Unit Plan which will be cashed out either immediately or over a period of time, as prescribed in the rules of that plan; and

(iii) Niagara Mohawk Shares held by employees within the Niagara Mohawk Non-Represented Employees' Savings Fund Plan and the Niagara Mohawk Power Corporation Represented Employees' Savings Fund Plan may be exchanged for equivalent holdings of New National Grid ADSs.

No further awards will be made under these plans following Completion.

13. Principal subsidiaries and other principal undertakings of New National
    Grid

Following implementation of the Scheme, New National Grid will be the principal holding company of the Group.

13.1     Principal subsidiaries of New National Grid

The principal subsidiaries of New National Grid, immediately following the Scheme Effective Date and prior to completion of the Acquisition, will be as follows:


-----------------------------------------------------------------------------------------------------------------------------------
Name of company                                     Registered office                Principal activities             Interest held
-----------------------------------------------------------------------------------------------------------------------------------
National Grid Holdings One plc                      15 Marylebone Road               Acting as a holding company               100%
                                                    London
                                                    NW1 5JD
National Grid Holdings Limited                      15 Marylebone Road               Acting as a holding company               100%
                                                    London
                                                    NW1 5JD
The National Grid Company plc                       National Grid House              Transmission of electricity               100%
                                                    Kirby Corner Road                in England and Wales
                                                    Coventry
                                                    CV4 8JY
NGG Telecoms Limited                                15 Marylebone Road               Acting as a holding company               100%
                                                    London
                                                    NW1 5JD
National Grid Four Limited                          15 Marylebone Road               Acting as a holding company               100%
                                                    London
                                                    NW1 5JD
NGG Telecoms Investment Limited                     15 Marylebone Road               Acting as a holding company               100%
                                                    London
                                                    NW1 5JD
National Grid (US) Holdings Limited                 15 Marylebone Road               Acting as a holding company               100%
                                                    London
                                                    NW1 5JD
National Grid USA                                   25 Research Drive                Acting as a holding company               100%
                                                    Westborough
                                                    Massachusetts
                                                    MA 01582
Massachusetts Electric Company, Inc.                55 Bearfoot Road                 Distribution of electricity               100%
                                                    Northborough                     in Massachusetts
                                                    Massachusetts
                                                    MA 01532
The Narragansett Electric Company, Inc.             280 Melrose Street               Distribution and                          100%
                                                    Providence                       transmission of electricity
                                                    Rhode Island                     in Rhode Island
                                                    RI 02901
New England Power Company, Inc.                     25 Research Drive                Transmission and generation               100%
                                                    Westborough                      of electricity in New
                                                    Massachusetts                    England
                                                    MA 01582

13.2     Other principal undertakings of New National Grid

        The other principal undertakings of New National Grid, following the Scheme Effective Date will be as follows:

13.2.1 Energis, whose registered office is at Carmelite, 50 Victoria Embankment, London EC4Y 0DE, is a company incorporated in England and Wales whose securities are traded on the London Stock Exchange's market for listed securities and on the NASDAQ National Market in the US. It carries on the business of providing telecommunications and internet services in the UK and certain countries in Continental Europe. National Grid is the registered shareholder of, in aggregate, 36.8 per cent. of the issued share capital of Energis. Of this amount, 4.2 per cent. is reserved for holders of the 6 per cent. mandatorily exchangeable bonds due 2003 issued by National Grid. The Company does not exercise its rights in relation to these shares and as such, the Group has an economic interest of 32.6 per cent. in Energis. As at 31 March 2001, the end of its last financial year, Energis had capital and reserves totalling, in aggregate, (L)1,319.7 million and, for the year ended 31 March 2001, losses on ordinary activities after tax of
        (L)100.1 million as reported in Energis' annual report for the year ended 31 March 2001. As at 7 December 2001 (being the latest practicable date prior to the publication of this document), Energis had an issued share capital of 1,738,590,359 ordinary shares of 10 pence each. Based on a price of 75.5p per Energis share (being the Closing Price of an Energis share on 7 December 2001, the latest practicable date prior to the publication of this document), the Group's economic interest in Energis was valued at (L)427.4 million. As at 7 December 2001 (being the latest practicable date prior to the publication of this document), there were no amounts still to be paid up on any Energis shares held by the Group, no dividends had been paid by Energis to any of its shareholders including the Group and there were no borrowings owed to or by the Group to Energis; and

13.2.2 JVCO, whose registered address is Praia de Botafogo, No. 300-13 Andar, Sala 1301, Rio de Janeiro, Brazil is a company incorporated in Brazil, 50 per cent. of which is owned by National Grid Brazil BV. It is a joint venture whose wholly-owned subsidiary, Intelig, has been awarded a licence to provide telecommunications services in Brazil. The remaining 50 per cent. of JVCO is owned by Telecom Entity Participacoes Limitada ("Telecom Entity"), a company which is owned 50 per cent. each by France Telecom and Sprint. As at 31 December 2000, the end of its last financial year, JVCO had capital and reserves totalling, in aggregate, R$912.4 million and, for the year ended 31 December 2000, losses on ordinary activities after tax of R$633.4 million. As at 7 December 2001, being the latest practicable date prior to the publication of this document, the Group's interest in JVCO had been written down to nil, there were no amounts still to be paid up on any shares in JVCO held by the Group and no dividends had been paid by JVCO to any of its shareholders including the Group. Details of the borrowings owed by JVCO and Intelig to the Group are set out in section
        14.1 below.

14. Principal investments of the Group

The main investments of the Group in other undertakings over the last three financial years and during the current financial year are as follows:

14.1 On 10 December 1998, the Group, through its indirect wholly owned subsidiary, National Grid Brazil BV, entered into a quotaholders agreement with Telecom Entity, a company owned 50 per cent. each by France Telecom and Sprint, for the development of a telecommunications services joint venture in Brazil. The Group and Telecom Entity each have a 50 per cent. interest in JVCO, which is the ultimate holding company of Intelig. As at 7 December 2001, being the latest practicable date prior to the publication of this document, the Group had invested, in aggregate, $429.3 million in the equity of JVCO, and $80 million in aggregate in shareholder loans to either JVCO or Intelig together with accrued interest thereon;

14.2 On 22 March 2000, the Group acquired NEES, an electricity transmission business operating in the north-eastern US, at a cost of (L)2,070.8 million. Following its acquisition, NEES was renamed National Grid USA;

14.3 On 19 April 2000, National Grid USA acquired EUA, an electricity transmission and distribution business operating in Massachusetts and Rhode Island, at a cost of (L)414.0 million. EUA's business was subsequently merged into National Grid USA; and

14.4 On 5 September 2000, the Group announced that it had agreed to acquire Niagara Mohawk, the principal activities of which are the delivery of electricity and natural gas in New York State. At the date of its announcement, the terms of the Acquisition valued the equity of Niagara Mohawk at approximately

        $3.0 billion and the enterprise value of Niagara Mohawk at approximately $8.9 billion. Further details of the Acquisition are set out in section 7 of Part I and section 3.5 above.

15. Principal establishments of the Group

The following are the principal establishments of the Group:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Approximate gross
                                                                           internal area (sq.                    Unexpired term and
Description                                  Location                      ft.)                 Tenure           rent
-----------------------------------------------------------------------------------------------------------------------------------
Registered office and corporate centre       15 Marylebone Road London     20,750               Leasehold        Approximately 12
                                             NW1 5JD                                                             years, rent
                                                                                                                 currently
                                                                                                                 (L)700,000 per
                                                                                                                 annum
UK head office                               National Grid House           84,270               Leasehold        Approximately 125
                                             Kirby Corner Road                                                   years, peppercorn
                                             Coventry CV4 8JY                                                    rent
England and Wales transmission grid          St Catherine's Lodge          73,900               Freehold         --
control centre                               Bearwood Road
                                             Wokingham RG11 5BN
US head office                               25 Research Drive             316,420              Freehold         --
                                             Westborough
                                             Massachusetts MA 01582
US distribution centre                       55 Bearfoot Road              155,200              Freehold         --
                                             Northborough
                                             Massachusetts MA 01532
-----------------------------------------------------------------------------------------------------------------------------------


In addition to the principal establishments listed above, in England and Wales the Group owns or leases approximately 280 properties, approximately 250 of which are sites or substations and the remainder of which are offices and other premises and in the US, the Group owns or leases approximately 600 properties, 560 of which are substations and 40 are offices or other premises.

16. UK taxation

The following is a summary of certain aspects of UK taxation and is included as a general guide only. It is based on current UK legislation and what is understood to be current Inland Revenue practice, both of which are subject to change, possibly with retrospective effect. It applies only to persons who are resident or ordinarily resident in the UK for UK tax purposes and who hold their National Grid Shares beneficially and as an investment. The information is general in character, is not exhaustive and may not apply to certain classes of shareholder (including, but not limited to, dealers in securities). Any person who is in any doubt as to his tax position or who may be subject to tax in any jurisdiction outside the UK should consult an appropriate professional adviser.

16.1     The Scheme

Appropriate clearances have been obtained from the Inland Revenue for the Scheme under section 138 of the Taxation of Chargeable Gains Act 1992 and section 707 of the Income and Corporation Taxes Act 1988, such that UK resident National Grid Shareholders should not be treated as making a disposal of their National Grid Shares, or as receiving taxable income, under the Scheme.

Any subsequent disposal of New National Grid Shares may, depending on the shareholder's personal circumstances, give rise to a charge to UK tax on chargeable gains. New National Grid Shares issued under the Scheme should be regarded as having been acquired on the same date and for the same consideration as the National Grid Shares in respect of whose cancellation they are issued.

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For the purposes of UK tax on chargeable gains, a holder of ADSs is treated as holding a beneficial interest in the underlying shares. In practice, no liability to UK tax is likely to arise to a holder of National Grid ADSs in connection with the Scheme.

No stamp duty or SDRT should generally be payable on the cancellation of National Grid Shares or the issue of New National Grid Shares under the Scheme. Special rules may apply to shares held in or issued to depositary receipt or clearance service arrangements, although no stamp duty or SDRT should generally be payable by holders of National Grid ADSs in connection with the Scheme.

16.2     Capital Gains

A disposal of New National Grid Shares by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the New National Grid Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purpose of UK taxation of chargeable gains. A shareholder who is an individual and who has on or after 17 March 1998 ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of New National Grid Shares during that period may also be liable to UK taxation on chargeable gains (subject to any available exemption or relief).

16.3     Dividends

New National Grid will not be required to withhold tax at source from dividend payments it makes.

Individual shareholders resident in the UK should generally be entitled to a tax credit in respect of any dividend paid by New National Grid which they can offset against their total income tax liability. The amount of the tax credit for dividends is one-ninth of the amount of the net cash dividend. The amount of the net cash dividend received by such an individual shareholder and the associated tax credit are both included in computing the shareholder's income for UK tax purposes.

The rate of income tax on dividends is 10 per cent. for lower rate and basic rate taxpayers. The tax credit will discharge the income tax liability of an individual shareholder who is not liable to income tax at a rate greater than the basic rate. Higher rate taxpayers will be liable to tax on such dividends at the rate of 32.5 per cent., so that an individual shareholder who is a higher rate taxpayer will have a liability, after taking account of the tax credit, equal to 25 per cent. of the net cash dividend.

A UK resident corporate shareholder will not normally be liable to corporation tax in respect of any dividend received.

Shareholders who are not resident in the UK for tax purposes will generally not benefit from any entitlement to a refund of any part of the tax credit.

16.4     Stamp duty and stamp duty reserve tax

A transfer for value of New National Grid Shares will generally be subject to UK ad valorem stamp duty or to SDRT. Stamp duty and SDRT are normally a liability of the purchaser. The amount of stamp duty or SDRT payable is generally calculated at the applicable rate on the consideration for the transfer of the New National Grid Shares, being currently 0.5 per cent. of the amount or value of the consideration (currently rounded up to the nearest (L)5 in the case of stamp duty).

Paperless transfers of New National Grid Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system. Deposits of New National Grid Shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

No UK stamp duty will be payable on the acquisition or transfer of New National Grid ADSs or beneficial ownership of New National Grid ADSs, provided that any instrument of transfer or written agreement to transfer remains at all times outside the UK, and further provided that any instrument of transfer or written agreement to transfer is not executed in the UK and the transfer does not relate to any matter or thing done or to be done in the UK. An agreement for the transfer of depositary receipts representing New National Grid ADSs or beneficial ownership of such depositary receipts will not give rise to a liability for SDRT.

Any transfer for value of the underlying New National Grid Shares represented by New National Grid ADSs may give rise to a liability on the transferee to stamp duty or SDRT. A holder of New National Grid Shares who

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transfers or deposits those shares into any depositary receipt or clearance service arrangement may incur a liability to SDRT of 1.5 per cent. of the value of the shares so transferred or deposited. However, any SDRT or stamp duty arising in relation to the issue of the New National Grid ADSs to Niagara Mohawk Shareholders will be paid by New National Grid. On a transfer of New National Grid Shares from the custodian of the Depositary to a holder of New National Grid ADSs upon cancellation of the New National Grid ADSs, only a fixed UK stamp duty of (L)5 per instrument of transfer will be payable.

Special rules apply to market intermediaries.

17. US taxation

The following is a summary of certain US federal income tax consequences of the ownership of New National Grid ADSs or New National Grid Shares to a US Holder (as defined below) that receives New National Grid ADSs or New National Grid Shares in connection with the Scheme and holds New National Grid ADSs or New National Grid Shares as capital assets. This summary does not purport to address all material US federal income tax consequences of the ownership of New National Grid ADSs or New National Grid Shares, and does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain insurance companies, banks, dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10 per cent. or more of the voting shares of New National Grid, investors that hold New National Grid ADSs or New National Grid Shares as part of a straddle, hedging or conversion transaction or investors whose functional currency is not the US dollar), some of whom may be subject to special rules.

This summary is based on the current tax laws of the US (including the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions), as well as on the Treaty, all of which are subject to change, possibly with retrospective effect. On 24 July 2001, the governments of the UK and the US signed a convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains (the "New Treaty") that will replace the existing Treaty. The US Senate and the UK Parliament must ratify the New Treaty. The New Treaty will come into force once each country has notified the other of the completion of its ratification procedure. However, the timing of the ratification by the UK and US governments is unknown. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

17.1     Definition of "US Holder"

For purposes of this summary, the term "US Holder" means a beneficial owner of New National Grid ADSs or New National Grid Shares and the cash dividends paid with respect thereto that: (i) is an individual citizen or resident of the US for US federal tax purposes, a corporation created or organised in or under the laws of the US, any state therein or the District of Columbia, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust; (ii) is resident in the US for purposes of the Treaty (and, in case of a corporation, is not also resident in the UK for UK tax purposes); (iii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10 per cent. or more of the voting shares of New National Grid; (iv) holds the New National Grid ADSs or New National Grid Shares in a manner which is not effectively connected with a permanent establishment in the UK from which such person performs independent personal services; and (v) is not otherwise ineligible for benefits under the Treaty with respect to income and gains derived in connection with the New National Grid ADSs or New National Grid Shares.

17.2     Taxation of dividends

Distributions paid to a US Holder by New National Grid will be taxable as ordinary income to the US Holder for US federal income tax purposes to the extent paid out of New National Grid's current or accumulated earnings and profits, as determined for US federal income tax purposes, based upon the US dollar value of the distribution on the date it is actually or constructively received. In determining the amount of dividend income, a US Holder will use the spot currency exchange rate on the day the dividend is included in income. Any difference between the amount of dividend income and the dollars actually received may constitute a foreign currency gain or loss, which is an ordinary gain or loss. Individual US Holders, however, are not required to recognise a gain of less than $200 from the exchange of foreign currency in a "personal transaction" as defined in paragaph 988(e) of the Internal Revenue Code. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions by New National

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Grid in excess of its current and accumulated earnings and profits will be treated as a return of capital to the extent of the US Holder's tax basis in the New National Grid ADSs or New National Grid Shares and thereafter as a capital gain.

17.3     UK tax credit

A US Holder is entitled to a UK tax credit for the UK tax notionally withheld with respect to such dividend. A US Holder will include as ordinary income the amount of any dividend paid by New National Grid out of its current or accumulated earnings and profits (the "base dividend") plus the amount of any UK credit (before reduction for UK withholding tax). For example, if New National Grid paid a dividend of $90 to a US Holder, for US federal income tax purposes, the US Holder would recognise ordinary income of $90 plus the $10 UK tax credit, or a total of $100. The income is recognised when the dividend is actually or constructively received by the Depositary (in the case of New National Grid ADSs) or by the US Holder (in the case of New National Grid Shares).

Subject to certain limitations and requirements, a US Holder will be entitled under the Treaty to credit the UK withholding tax against the US Holder's US federal income tax liability. A US Holder that does not elect to claim a foreign tax credit for the UK withholding tax may instead claim a deduction for such tax. For foreign tax credit limitation purposes, the dividend will be income from sources without the US, but generally will be treated separately, together with other items of "passive income" (or, in the case of certain holders, "financial services income"). The rules relating to foreign tax credits are complex and US Holders should consult their own tax advisers to determine whether and to what extent a foreign tax credit would be available and whether any filings or other actions may be required to substantiate a US Holder's foreign tax credit claim. Each eligible US Holder that relies on the Treaty must file IRS Form 8833 disclosing this reliance with its US tax return.

17.4     Information reporting requirements

Information reporting requirements may apply to dividend payments (or other taxable distributions) in respect of New National Grid ADSs and New National Grid Shares made within the US to a non-corporate US person and may also apply to proceeds from the disposition of New National Grid ADSs and New National Grid Shares, and "backup withholding" at the rate of 31 per cent. may apply to such payments unless a US Holder provides certification of its entitlement to an exemption. Amounts withheld under the backup withholding rules may be credited against a US Holder's US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

17.5     Sale of New National Grid ADSs or New National Grid Shares

Upon a sale or other disposition of New National Grid ADSs or New National Grid Shares, a US Holder will recognise gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder's tax basis in the New National Grid ADSs or New National Grid Shares. A gain or loss recognised by a US Holder will be a long-term capital gain or loss with respect to New National Grid ADSs or New National Grid Shares held for more than 12 months at the time of the sale or other disposition, and any gain or loss recognised generally will be income or loss from sources within the US for foreign tax credit limitation purposes. A long-term capital gain of a non-corporate US holder is generally subject to tax at a minimum tax rate of 20 per cent.

18.      Material contracts

18.1     New National Grid and the National Grid Group

Save for the contracts described in this section 18.1 and the agreements which have been made available for inspection within the last two years being:

(i) the Merger Agreement summarised in the circular to National Grid Shareholders dated 2 January 2001;

(ii) the trust deeds, subscription agreements and paying agency agreements relating to the (E)1,250,000,000 5.25 per cent. guaranteed bonds due 2006 and the (E)750,000,000 6.125 per cent. guaranteed bonds due 2001 issued by NGG Finance plc and guaranteed by National Grid, which were summarised in the offering circular issued by NGG Finance plc on 20 August 2001; and

(iii) the trust deeds subscription agreements and paying agency agreements relating to the (L)200,000,000 3.806 per cent. Retail Price Index-linked bonds due 2020, the (L)40,000,000 3.589 per cent. limited Retail Price Index-linked bonds due 2030 and the (L)360,000,000 6.50 per cent. bonds due 2028 issued by

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        National Grid Company, which were summarised in the offering circular issued by National Grid Company on 23 July 2001,

        no contracts (other than contracts entered into in the ordinary course of business) have been entered into by New National Grid or any member of the Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which New National Grid or any member of the Group has any obligation or entitlement which is material to New National Grid or the Group as at the date of this document.

18.1.1 A credit agreement dated 22 November 2001 (the "Credit Agreement") between (1) New National Grid (as guarantor and borrower); (2) NGG Finance plc ("NGGF") (as borrower); (3) National Grid (as guarantor and borrower); (4) Dresdner Kleinwort Wasserstein Limited, J.P. Morgan plc, ABN AMRO Bank N.V., Bank of America Securities, The Bank of Tokyo-Mitsubishi Ltd, Barclays Capital, Bayerische Landesbank Girozentrale London Branch, Citibank N.A., HSBC Investment Bank plc and TD Bank Europe Limited (the "Arrangers"); (5) HSBC Investment Bank plc (the "Agent"); (6) HSBC (USA) Inc. (the "Swingline Agent"); and (7) certain banks and financial institutions (the "Banks") which provides for:

         (a) a US$1.7 billion committed 364 day dollar denominated multicurrency revolving credit facility extending for a further 364 days (subject to the consent of each Bank in relation to extension of that Bank's commitment) and/or converting to a term loan maturing no later than the third anniversary of signing of the Credit Agreement (at the option of the listed National Grid Group holding company from time to time) to be made available to the listed National Grid Group holding company from time to time, National Grid, NGGF or any approved nominated subsidiary and to be used in or towards financing the Acquisition (together with acquisition costs and other expenses and the refinancing of existing Niagara Mohawk borrowings) ("Facility A");

         (b) a US$600 million committed dollar denominated multicurrency five year revolving credit facility including a US$300 million swingline facility to be made available to the listed National Grid Group holding company from time to time, National Grid, NGGF and approved nominated subsidiaries and to be used for general corporate purposes ("Facility B") (Facility B together with Facility A being the "Facilities").

         The rate of interest payable on the Facilities is LIBOR together with margins of 37.5 basis points for Facility A and 42.5 basis points for Facility B which margins may be increased or reduced according to certain formulae depending on percentage utilisation and partial cancellation. Interest on the swingline facility would be the higher of the Swingline Agent's prime rate and the Federal Funds Rate.

         Certain fees and expenses will be payable in connection with the Credit Agreement including a bookrunners' fee, underwriting and participation fees, commitment fees and agency fees.

18.1.2 A letter agreement dated 20 November 2001 between New National Grid, National Grid Company, National Grid and the European Investment Bank ("EIB") setting out the terms under which a guarantee to be given by New National Grid in respect of the obligations of National Grid Company under a finance contract for (L)200 million between EIB and National Grid Company will become effective.

18.1.3 The Exchangeable Bonds Trust Deed relating to the substitution of New National Grid for National Grid as the issuer of shares under the exchange right in relation to the Exchangeable Bonds.

18.1.4   The Undertaking.

18.1.5 The Sponsor's Agreement which provides for the payment by New National Grid (or, if the Scheme does not become effective or New National Grid fails to pay, National Grid) of certain expenses incurred by Rothschild in connection with the Sponsor's Agreement and Admission, including its legal fees. The Sponsor's Agreement contains
         (i) certain warranties by New National Grid and National Grid as to the accuracy of the information contained in the Listing Particulars, and in relation to other matters relating to the National Grid Group and its businesses; (ii) an indemnity from New National Grid and, to the extent lawful, National Grid in favour of Rothschild; and (iii) certain undertakings from New National Grid and National Grid relating, inter alia, to consultation with, and the provision of information to, Rothschild in its capacity as sponsor. The Sponsor's Agreement also sets out certain circumstances in which it will or may be terminated.


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18.2     Niagara Mohawk

Save for the contracts described in this section 18.2, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by any member of the Niagara Mohawk Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of the Niagara Mohawk Group has any obligation or entitlement which is material to the Niagara Mohawk Group as at the date of this document.

(i)     the Merger Agreement;

(ii) an Asset Purchase and Sale Agreement dated as of 7 August 2000, and made by and among Niagara Mohawk Power, Central Hudson, Consolidated Edison Company of New York, Inc. ("Con Ed"), and Dynegy Power Corp. ("Dynegy"), whereby:

        (a) Dynegy agreed to purchase the Roseton generating facility and related assets;

        (b) Dynegy agreed to purchase and assume Niagara Mohawk Power's 25 per cent. undivided interest in the assets acquired under the Asset Purchase and Sale Agreement for $78.8 million, plus
               $1.2 million for retained facilities; and

        (c) Dynegy assumed most of Niagara Mohawk Power's obligations as related to the assets, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, liabilities for stores in transit, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date;

(iii) an Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Constellation Nuclear and Constellation Energy Group, Inc., as Guarantor of Constellation Nuclear, whereby:

        (a) Constellation Nuclear agreed to purchase the Nine Mile Point No. 1 nuclear generating facilities from Niagara Mohawk Power;

        (b) Constellation Nuclear agreed to pay $235.2 million (subject to adjustment) to Niagara Mohawk Power for the assets acquired under the Asset Purchase Agreement; and

        (c) Constellation Nuclear assumed most of Niagara Mohawk Power's obligations as related to the Nine Mile Point No. 1 nuclear generating facilities, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date;

(iv) an Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, RG&E, Central Hudson, NYSEG, Constellation Nuclear and Constellation Energy Group, Inc. as Guarantor of Constellation Nuclear, whereby:

        (a) Constellation Nuclear agreed to purchase Niagara Mohawk Power's 41 per cent. interest in the Nine Mile Point No. 2 nuclear generating facilities from Niagara Mohawk Power, together with the interests of RG&E, Central Hudson and NYSEG in Nine Mile Point No. 2 (a total of 82 per cent. of the interests in Nine Mile Point No. 2);

        (b) Constellation Nuclear agreed to pay an aggregate of $582.8 million (subject to adjustment) to Niagara Mohawk Power and the other sellers for the assets acquired under the Asset Purchase Agreement; and

        (c) Constellation Nuclear assumed most of the sellers' obligations as related to the Nine Mile Point No. 2 nuclear generating facilities, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees

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               employed at the facilities, and responsibility for
               environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date; and

(v) a Stock Purchase Agreement dated as of 28 September 2001 and made between Niagara Mohawk and Select Energy, Inc. ("Select") whereby:

        (a) Select agreed to purchase all of the outstanding shares of Niagara Mohawk Energy Marketing, Inc., an indirect wholly-owned subsidiary of Niagara Mohawk; and

        (b) Select agreed to pay $38.5 million (subject to adjustment) to Niagara Mohawk for the outstanding shares to be acquired under the Stock Purchase Agreement.

19. Litigation

19.1     New National Grid and National Grid Group

        There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which New National Grid or National Grid is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of New National Grid, National Grid or the Group.

19.2     Niagara Mohawk

19.2.1 On 12 November 1993, Fourth Branch Associates Mechanicville ("FBAM") filed an action against Niagara Mohawk Power and various officers, directors and employees of Niagara Mohawk Power for fraud, negligence and misrepresentation, breach of contract, breach of a duty of good faith and fair dealing and intentional destruction of business. In its complaint, FBAM sought compensatory and punitive damages. Subsequently, FBAM discontinued its action with respect to the individual defendants and eleven of the thirteen original causes of action were dismissed, leaving only two causes of action which seek recovery for alleged breach of contract and an alleged breach of a duty of good faith and fair dealing by Niagara Mohawk Power. Discovery proceedings have been completed. FBAM, filed a Trial Term Note of Issue on 30 August 2001 placing the case on the Albany County Supreme Court trial calendar and the case was assigned a trial date of 1 April 2002. A pre-trial conference was held on 9 October 2001 and a motion for summary judgment was filed on behalf of Niagara Mohawk Power on 15 November 2001.

        FBAM submitted an amended unilateral offer of settlement to FERC and Niagara Mohawk Power responded to this offer. On 23 November 1999, FERC issued a comprehensive order rejecting FBAM's unilateral offer of settlement, dismissing FBAM's complaint of anti-competitive conduct by Niagara Mohawk Power, and determining that there had been an implied surrender of the FERC licence for the Mechanicville Project. A petition for rehearing was denied. On 21 April 2000, FBAM filed a Petition for review of the FERC orders with the US Court of Appeals for the D.C. Circuit, which is still pending. On 16 August 2000, FERC staff directed Niagara Mohawk Power and FBAM to file a plan to cover decommissioning or any other proposed alternatives and both parties have submitted such plans.

        Niagara Mohawk Power believes that it has meritorious defences to the remaining claims of FBAM and intends to defend them vigorously. At the present time, Niagara Mohawk is unable to estimate the exposure, if any, which Niagara Mohawk Power might incur as a result of this litigation.

19.2.2 On 25 May 2000, the New York State Department of Environmental Conservation ("DEC") issued an air pollution notice of violation to Niagara Mohawk regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. ("NRG"), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk and NRG that they will be seeking substantial fines against Niagara Mohawk and NRG as well as the imposition of pollution controls. It is Niagara Mohawk's position that the cost of pollution controls should be borne by NRG.

        In May 2001, the New York State Attorney General advised Niagara Mohawk and NRG of its intent to file suit on or after 16 July 2001, alleging that the plants are in violation of the federal Clean Air Act. However, there has been no action from the Attorney General to date. On 13 July 2001, Niagara Mohawk filed a declaratory judgement action against NRG in New York State Supreme Court. Niagara Mohawk is seeking a declaratory judgement that NRG is responsible for any control upgrades and mitigation

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        resulting from the above-referenced enforcement action. This litigation is currently in the discovery phase.

        Niagara Mohawk is unable to predict whether or not the results of this enforcement action will have an adverse material effect on its financial position and results of operation or whether Niagara Mohawk's action against NRG will be succesful.

19.2.3 Save as disclosed in this section 19.2, there are no legal or arbitration proceedings, (including any such proceedings which are pending or threatened of which New National Grid or National Grid are aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Niagara Mohawk Group.

20. Significant change

20.1 There has been no significant change in the financial or trading position of New National Grid and its subsidiary since 31 March 2001, the date to which the last audited financial statements of New National Grid were made up.

20.2 There has been no significant change in the financial or trading position of National Grid and its subsidiaries since 30 September 2001, the date to which the last unaudited interim financial statements of National Grid were made up.

20.3 Save for the sale of Niagara Mohawk's interest in the Nine Mile Point nuclear generating facilities described in section 7.4 of Part I of this document, there has been no significant change in the financial or trading position of Niagara Mohawk and its subsidiaries since 30 September 2001, the date to which the last unaudited quarterly financial statements of Niagara Mohawk were made up.

21. Additional information

21.1 N M Rothschild & Sons Limited is registered in England (number 925279) and has its registered office at New Court, St. Swithin's Lane, London EC4P 4DU. N M Rothschild & Sons Limited, which is regulated in the UK by the Financial Services Authority, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

21.2 Employees of N M Rothschild & Sons Limited who are advising National Grid and New National Grid in relation to the Acquisition, the Scheme, the proposed listing and admission to trading have an interest, in aggregate, in 868 National Grid Shares.

21.3 The auditors of New National Grid and National Grid are PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers have been the only auditors of New National Grid and National Grid since their incorporation. PricewaterhouseCoopers have given and have not withdrawn their written consent to the inclusion in this document of their report, and of references thereto, and their name in the form and context in which they appear and have authorised the contents of their report for the purposes of paragraph 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

21.4 The financial information relating to New National Grid and National Grid set out in this document does not constitute statutory accounts within the meaning of section 240 of the Act. Statutory accounts for New National Grid for the period from incorporation to 31 March 2001 and for National Grid for each of the three financial years ended 31 March 2001 have been prepared. The auditors of New National Grid and National Grid have audited the accounts of New National Grid and National Grid's consolidated accounts for such periods and have made reports under section 235 of the Act in respect of each set of statutory accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Act. The statutory accounts of New National Grid for the period ended 31 March 2001 and of National Grid for the three financial years ended 31 March 2001 have been delivered to the Registrar of Companies.

21.5 The auditors of Niagara Mohawk are PricewaterhouseCoopers LLP, independent accountants, One Lincoln Center, Syracuse, NY 13202, USA. PricewaterhouseCoopers LLP have been auditors of Niagara Mohawk and Niagara Mohawk Power for the period covered by the accounts included in sections 1 and 2 of Part V.

21.6 The costs and expenses of, and incidental to, the issue of the New National Grid Shares payable by New National Grid and National Grid are estimated to amount to (L)8.6 million excluding VAT, and SDRT payable.

22. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sundays and public holidays excepted) at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD until Completion:

(i)     these Listing Particulars;

(ii)    the Scheme Circular;

(iii)   the Merger Agreement;

(iv)    the circular to National Grid Shareholders dated 2 January 2001;

(v)     the offering circular issued by NGG Finance plc on 20 August 2001;

(vi)    the offering circular issued by National Grid Company on 23 July 2001;

(vii) the Memorandum and Articles of Association of National Grid (as currently in force, and as they will be following the proposed amendments to be approved at the Scheme EGM);

(viii)  the Memorandum and Articles of Association of New National Grid;

(ix) the audited consolidated accounts of National Grid for the three financial years ended 31 March 2001 and the unaudited interim financial statements of National Grid for the six months ended 30 September 2001;

(x) the audited consolidated accounts of Niagara Mohawk for the three financial years ended 31 December 2000 and the unaudited interim financial statements on the Form 10-Q for the nine month period ended 30 September 2001;

(xi) the audited accounts of New National Grid for the period from incorporation to 31 March 2001;

(xii) the report from PricewaterhouseCoopers regarding the summary of differences between US GAAP and UK GAAP set out in Part V;

(xiii)  the Directors' and Proposed Directors' service contracts referred to in section 7.7 above;

(xiv)   the material contracts referred to in section 18 above;

(xv)    the letter of consent from the Special Shareholder referred to in section 1 of Part II of this document;

(xvi)   the consent letters referred to in section 21 above;

(xvii) the rules of the National Grid Share Schemes and the New National Grid Share Plans; and

(xviii) the rules of the Niagara Mohawk long-term incentive plans referred to in section 12 above.

Dated 10 December 2001

                                  DEFINITIONS


The following definitions apply throughout this document unless the context requires otherwise:

"Acquisition"                                the acquisition of Niagara Mohawk
                                             by National Grid Group pursuant to
                                             the Merger Agreement

"Act"                                        the Companies Act 1985, as amended

"Admission"                                  the admission of the New National
                                             Grid Shares to (i) the Official
                                             List; and (ii) trading on the
                                             London Stock Exchange's market for
                                             listed securities becoming
                                             effective in accordance with,
                                             respectively, the Listing Rules
                                             and the Admission and Disclosure
                                             Standards

"Admission and Disclosure Standards"         the requirements contained in the
                                             publication "Admission and
                                             Disclosure Standards" containing,
                                             inter alia, the admission
                                             requirements to be observed by
                                             companies seeking admission to
                                             trading on the London Stock
                                             Exchange's market for listed
                                             securities

"ADR"                                        an American depositary receipt

"ADS"                                        an American depositary share

"Authority"                                  the Gas and Electricity Markets
                                             Authority

"Board" or "Directors"                       the board of directors of National
                                             Grid or, following the Scheme
                                             becoming effective, New National
                                             Grid (as the context requires)
                                             listed in section 7.1 of Part VII
                                             of this document

"Brazilian Real" or "R$"                     the lawful currency for the time
                                             being in Brazil

"business day"                               any day other than a Saturday or
                                             Sunday on which banks are
                                             generally open for business in
                                             England and Wales

"Capitalisation Shares"                      the new ordinary shares of 11 13/
                                             17 pence each in the capital of
                                             National Grid created pursuant to
                                             the Scheme

"CEC"                                        Copperbelt Energy Corporation plc

"CEGB"                                       Central Electricity Generating
                                             Board

"certificated" or "in certificated form"     where a share or other security is
                                             not in uncertificated form

"Citelec"                                    Compania Inversora en Transmision
                                             Electrica CITELEC S.A.

"Closing Price"                              the closing middle market
                                             quotation of the relevant share as
                                             derived from the Daily Official
                                             List

"Combined Group"                             the National Grid Group as
                                             enlarged by the Niagara Mohawk
                                             Group following the Acquisition

"Company" or "National Grid"                 National Grid Group plc

"Companies"                                  National Grid and National Grid
                                             Company

"Completion"                                 the closing of the Acquisition
                                             following satisfaction or waiver
                                             of the conditions attaching to the
                                             Acquisition and the delivery of
                                             certificates of merger for filing
                                             with the Department of State of
                                             the State of New York and the
                                             Secretary of State of the State of
                                             Delaware in accordance with the
                                             Merger Agreement

"Court"                                      the High Court of Justice of
                                             England and Wales

"Court Hearing"                              the hearing of the Petition by the
                                             Court

"Court Meeting"                              the meeting of National Grid
                                             Shareholders convened by direction
                                             of the Court pursuant to section
                                             425 of the Act for 11.00 a.m. on
                                             7 January 2002, to consider and,
                                             if thought fit, approve the
                                             Scheme, including any adjournment
                                             thereof

"Court Order"                                the Order of the Court sanctioning
                                             the Scheme under section 425 of
                                             the Act and confirming the
                                             reduction of the share capital of
                                             National Grid

"CREST" a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations)

"CREST Regulations"                          the Uncertificated Securities
                                             Regulations 2001 (SI 2001 No.
                                             3755) as from time to time amended

"Daily Official List"                        the Daily Official List of the
                                             London Stock Exchange

"Depositary"                                 The Bank of New York, 101 Barclay
                                             Street, New York, NY 10286, USA

"Electronic Communications Order"            the Companies Act 1985 (Electronic
                                             Communications) Order 2000

"Energis Polska"                             Energis Polska Sp. zo.o

"EU"                                         the European Union

"EUA"                                        Eastern Utilities Associates,
                                             which now forms part of National
                                             Grid USA

"Exchange Rate"                              the (L):$ Bank of England official
                                             closing exchange rate published
                                             daily on Reuters at 4.00 p.m.

"Exchangeable Bonds"                         (L)460 million 4.25 per cent.
                                             unsecured exchangeable bonds due
                                             2008 issued by National Grid
                                             Company and exchangeable into
                                             National Grid Shares (or,
                                             following the Scheme becoming
                                             effective, New National Grid
                                             Shares)

"Exchangeable Bonds Trust Deed"              a supplemental trust deed dated
                                             10 December 2001 between National
                                             Grid Company, New National Grid,
                                             National Grid and The Law
                                             Debenture Trust Corporation p.l.c.
                                             (the "Trustee") relating to the
                                             substitution of New National Grid
                                             for National Grid as the issuer of
                                             shares under the exchange right in
                                             relation to the Exchangeable Bond

"FERC"                                       Federal Energy Regulatory
                                             Commission

"Financing Documents"                        (a)    a credit agreement dated
                                                    22 November 2001 between
                                                    New National Grid (as
                                                    borrower and guarantor),
                                                    National Grid (as borrower
                                                    and guarantor), NGG
                                                    Finance plc (as borrower),
                                                    various arrangers, HSBC
                                                    Investment Bank plc as
                                                    facility agent, HSBC Bank
                                                    (USA) Inc. as swingline
                                                    agent and various banks
                                                    and financial institutions
                                                    as lenders for various
                                                    facilities totalling $2.3
                                                    billion; and

                                             (b)    a letter agreement dated
                                                    20 November 2001 between
                                                    New National Grid,
                                                    National Grid Company,
                                                    National Grid and the
                                                    European Investment Bank
                                                    ("EIB"), setting out the
                                                    terms under which a
                                                    guarantee to be given by
                                                    New National Grid in
                                                    respect of the obligations
                                                    of National Grid Company
                                                    under a finance contract
                                                    for (L)200 million between
                                                    EIB and National Grid
                                                    Company will become
                                                    effective

"France Telecom"                             France Telecom S.A.

"GAAP"                                       Generally Accepted Accounting
                                             Principles

"GridCom"                                    GridCom Limited

"Group" or "National Grid Group"             National Grid (or, following the
                                             Scheme becoming effective, New
                                             National Grid) and its subsidiary
                                             undertakings (and "member of the
                                             National Grid Group" and "member
                                             of the Group" shall be construed
                                             accordingly)

"Intelig"                                    Intelig Telecomunicacoes Limitada

"JVCO"                                       JVCO Participacoes Limitada

"Listing Particulars"                        these listing particulars dated 10
                                             December 2001 relating to New
                                             National Grid prepared in
                                             accordance with the Listing Rules

"Listing Rules"                              the listing rules of the UK
                                             Listing Authority, made under
                                             section 74 of the Financial
                                             Services and Markets Act 2000

"London Stock Exchange"                      London Stock Exchange plc

"Manquehue net"                              Manquehue net S.A.

"MDTE"                                       Massachusetts Department of
                                             Telecommunications and Energy

"Merger Agreement"                           the agreement and plan of merger
                                             and scheme of arrangement, dated
                                             as of 4 September 2000 and amended
                                             as of 1 December 2000 entered into
                                             between National Grid, New
                                             National Grid, Grid Delaware,
                                             Inc., a wholly-owned subsidiary of
                                             New National Grid, and Niagara
                                             Mohawk

"MW"                                         megawatt, one million watts

"National Grid" or "Company"                 National Grid Group plc

"National Grid ADRs"                         ADRs of National Grid, evidencing
                                             National Grid ADSs

"National Grid ADSs"                         ADSs of National Grid, each of
                                             which represents five National
                                             Grid Shares

"National Grid Articles"                     the Articles of Association of
                                             National Grid as from time to time
                                             amended

"National Grid Company"                      The National Grid Company plc, a
                                             wholly-owned subsidiary of
                                             National Grid, which, inter alia,
                                             owns and operates the high voltage
                                             electricity transmission system in
                                             England and Wales

"National Grid Group" or "Group"             National Grid (or, following the
                                             Scheme becoming effective, New
                                             National Grid) and its subsidiary
                                             undertakings (and "member of the
                                             National Grid Group" and "member
                                             of the Group" shall be construed
                                             accordingly)

"National Grid Share Schemes"                the existing employee share
                                             schemes and incentive plans
                                             operated by National Grid
                                             comprising the Executive Share
                                             Option Scheme (1990), Executive
                                             Share Option Plan 2000, Savings
                                             Related Share Option Scheme
                                             (1990), 1999 Savings Related Share
                                             Option Scheme, Share Matching
                                             Scheme (1996), Profit Sharing
                                             Scheme (1990), 1999 US Employee
                                             Stock Purchase Plan, Incentive
                                             Compensation Plan, National Grid
                                             USA Incentive Thrift Plans and
                                             Deferred Compensation Plan

"National Grid Shareholders"                 holders of National Grid Shares

"National Grid Shares" or "Shares"           ordinary shares of 11 13/17 pence
                                             each in the capital of National
                                             Grid

"National Grid Special Share"                the special rights non-voting
                                             redeemable preference share of
                                             (L)1 in the capital of National
                                             Grid held by the Special
                                             Shareholder

"National Grid USA"                          National Grid USA, a wholly-owned
                                             subsidiary of National Grid and
                                             the US holding company which owns
                                             National Grid's US electricity
                                             operations

"NEES"                                       New England Electric System, which
                                             now forms part of National Grid
                                             USA

"NEESCom"                                    NEESCom, Inc.

"NEP"                                        New England Power Corporation,
                                             Inc.

"NEPOOL"                                     New England Power Pool

"New B Share"                                the new B share of (L)1 in the
                                             capital of National Grid created
                                             pursuant to the Scheme

"New National Grid"                          New National Grid plc, which
                                             following implementation of the
                                             Scheme, will be the new holding
                                             company of National Grid

"New National Grid ADRs"                     ADRs of New National Grid,
                                             evidencing New National Grid ADSs

"New National Grid ADSs"                     ADSs of New National Grid, each of
                                             which will represent five New
                                             National Grid Shares

"New National Grid Articles"                 the Articles of Association of New
                                             National Grid

"New National Grid Share Plans"              the proposed new employee share
                                             plans summarised in section 11 of
                                             Part VII of this document and
                                             comprising the National Grid
                                             Executive Share Option Plan 2002,
                                             National Grid Employee Share
                                             Ownership Plan 2002 and the
                                             associated UK Trust, National Grid
                                             Savings Related Share Option Plan
                                             2002, National Grid Employee Stock
                                             Purchase Plan 2002, National Grid
                                             Share Matching Plan 2002, National
                                             Grid USA Incentive Thrift Plans I
                                             and II, National Grid Employee
                                             Trust 2002 and National Grid
                                             Qualifying Employee Share
                                             Ownership Trust (No. 2) 2002

"New National Grid Shareholders"             holders of New National Grid
                                             Shares

"New National Grid Shares"                   ordinary shares of 10 pence each
                                             in the capital of New National
                                             Grid

"New National Grid Special Share"            the special rights non-voting
                                             redeemable preference share of
                                             (L)1 in the capital of New
                                             National Grid to be issued to the
                                             Special Shareholder pursuant to
                                             the Scheme

"Niagara Mohawk"                             Niagara Mohawk Holdings, Inc.

"Niagara Mohawk Group"                       Niagara Mohawk and its subsidiary
                                             undertakings (and "member of the
                                             Niagara Mohawk Group" shall be
                                             construed accordingly)

"Niagara Mohawk Power"                       Niagara Mohawk Power Corporation,
                                             a wholly owned subsidiary of
                                             Niagara Mohawk

"Niagara Mohawk Shareholders"                holders of Niagara Mohawk Shares

"Niagara Mohawk Shares"                      shares of Niagara Mohawk common
                                             stock

"NYPSC"                                      New York Public Service Commission

"NYSE"                                       New York Stock Exchange, Inc.

"Official List"                              the Official List of the UK
                                             Listing Authority

"Petition"                                   the petition to the Court to
                                             sanction the Scheme

"PKP"                                        Polskie Koleje Panstwowe, the
                                             Polish national railway company

"Proposed Directors"                         William E. Davis and Dr Bonnie G.
                                             Hill

"RECs"                                       regional electricity companies

"Registrar of Companies"                     the Registrar of Companies in
                                             Cardiff

"Remuneration Committee"                     a committee of the Board comprised
                                             exclusively of Non-executive
                                             Directors responsible for
                                             reviewing the remuneration
                                             arrangements of Executive
                                             Directors and senior executives of
                                             the Group

"RIPUC"                                      Rhode Island Public Utilities
                                             Commission

"Rothschild"                                 N M Rothschild & Sons Limited

"RPI"                                        the UK Retail Price Index

"RTO" a regional transmission organisation, which is an organisation proposed by the FERC for the planning, operation and co-ordination of the transmission networks within a defined geographical region of the US

"Scheme" or "Scheme of Arrangement"          the scheme of arrangement under
                                             section 425 of the Act set out in
                                             Part III of the Scheme Circular,
                                             in its original form or with or
                                             subject to any modification
                                             thereof or addition thereto or
                                             condition approved or imposed by
                                             the Court

"Scheme ADSs"                                all National Grid ADSs in issue at
                                             4.00 p.m. (New York time) on the
                                             Scheme Record Date

"Scheme Circular"                            the document dated 10 December
                                             2001 sent to National Grid
                                             Shareholders containing, inter
                                             alia, the Scheme of Arrangement
                                             and  the notice of the Court
                                             Meeting and the Scheme EGM

"Scheme Effective Date"                      the date and time at which an
                                             office copy of the Court Order is
                                             registered by the Registrar of
                                             Companies and the Scheme becomes
                                             effective, expected to be in early
                                             2002

"Scheme EGM"                                 the extraordinary general meeting
                                             of National Grid Shareholders to
                                             be held at 11.15 a.m. (or if
                                             later, immediately following the
                                             conclusion or adjournment of the
                                             Court Meeting) on 7 January 2002,
                                             including any adjournment thereof

"Scheme Record Date"                         the business day immediately
                                             preceding the Scheme Effective
                                             Date

"Scheme Shareholder"                         a holder of Scheme Shares

"Scheme Shares"                              (a)    all National Grid Shares
                                                    in issue at the date of
                                                    the Scheme being 10
                                                    December 2001;

                                             (b)    all (if any) additional
                                                    National Grid Shares in
                                                    issue 48 hours prior to
                                                    the Court Meeting; and

                                             (c)    all (if any) further
                                                    National Grid Shares which
                                                    may be in issue
                                                    immediately prior to the
                                                    confirmation by the Court
                                                    of the reduction of
                                                    capital provided for under
                                                    the Scheme in respect of
                                                    which the original or any
                                                    subsequent holders shall
                                                    be bound or shall have
                                                    agreed in writing to be
                                                    bound by the Scheme

"SDRT"                                       stamp duty reserve tax

"SEC"                                        US Securities and Exchange
                                             Commission

"Secretary of State"                         the UK Secretary of State for
                                             Trade and Industry

"Silica Networks"                            Silica Networks Company S.A.

"Special Shareholder"                        the holder of the National Grid
                                             Special Share or the New National
                                             Grid Special Share, as the context
                                             so requires, being currently the
                                             Secretary of State

"Sponsor's Agreement"                        an agreement dated 10 December
                                             2001 between New National Grid,
                                             National Grid and Rothschild,
                                             whereby New National Grid has
                                             appointed Rothschild to act as its
                                             sponsor in connection with
                                             Admission.

"Sprint"                                     Sprint Corporation

"Statutes"                                   the provisions of every statute
                                             for the time being in force
                                             concerning companies and affecting
                                             New National Grid

"Sterling" or "(L)"                          the lawful currency for the time
                                             being in the UK

"Transba"                                    Empresa de Transporte de Energia
                                             Electrica por Distribucion Troncal
                                             de la Provincia de Buenos Aires
                                             Transba S.A.

"Transener"                                  Compania de Transporte de Energia
                                             Electrica en Alta Tension
                                             Transener S.A.

"Treaty"                                     US-UK Income Tax Convention

"UK"                                         the United Kingdom of Great
                                             Britain and Northern Ireland

"UK Listing Authority"                       the United Kingdom Listing
                                             Authority

"UK Trust"                                   the Rules and Trust Deed of the
                                             National Grid Employee Share
                                             Ownership Plan 2002 (UK Plan)

"uncertificated" or                          recorded on the relevant register
"in uncertificated form"                     as being held in uncertificated
                                             form in CREST, and title to which,
                                             by virtue of the CREST
                                             Regulations, may be transferred by
                                             means of CREST

"Undertaking"                                the consent to the Scheme and the
                                             undertaking to be bound by its
                                             terms executed by New National
                                             Grid in favour of National Grid
                                             and dated 10 December 2001

"US" the United States of America, its territories and possessions, any state of the United States of America and the District of
                                             Columbia, and all other areas
                                             subject to its jurisdiction

"US dollars" or "$"                          the lawful currency for the time
                                             being in the US

"US person"                                  a US person, as defined in
                                             Regulation S under the US
                                             Securities Act of 1933, as amended

                                                                   Exhibit 99(c)

                   THIS DOCUMENT IS FOR YOUR INFORMATION ONLY
                       YOU DO NOT NEED TO TAKE ANY ACTION


If you have sold or transferred all of your National Grid Shares or National Grid ADSs, you should send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or the transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

These Summary Listing Particulars contain a brief description of National Grid Group and Niagara Mohawk and the New National Grid Shares to be issued pursuant to the Scheme and the Acquisition and New National Grid ADSs arising from the Scheme and to be issued pursuant to the Acquisition. The information contained is in summary form and has been derived from the Listing Particulars dated 10 December 2001 relating to New National Grid which have been published and which alone contain full details of National Grid and the New National Grid Shares to be issued pursuant to the Scheme and the Acquisition and New National Grid ADSs arising from the Scheme and to be issued pursuant to the Acquisition. The UK Listing Authority has authorised the issue of these Summary Listing Particulars under section 98 of the Financial Services and Markets Act 2000 without approval of its contents.


A copy of the Listing Particulars, which have been prepared in accordance with the Listing Rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.


The Listing Particulars are available on the National Grid website (www.nationalgrid.com/uk/investors/niagaramohawkLP.pdf) and copies are available, free of charge, by application to the National Grid Shareholder Enquiry Unit, National Grid House, Kirby Corner Road, Coventry CV4 8JY (telephone: 024 7642 3940, fax: 024 7642 3651, e-mail:
shareholder.enquiries@uk.ngrid.com) at any time prior to Completion. A copy of the Listing Particulars may also be obtained from the offices of N M Rothschild & Sons Limited, New Court, St. Swithin's Lane, London EC4P 4DU and may be inspected at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD and at the Document Viewing Facility, UK Listing Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Completion.

                               [LOGO] NATIONAL GRID

                             National Grid Group plc

                     currently named New National Grid plc
    (incorporated and registered in England and Wales with registered number
                                    4031152)

                           Summary Listing Particulars

                 relating to the admission to the Official List

           of up to 2,000,000,000 ordinary shares of 10 pence each in

                             National Grid Group plc


                   Sponsored by N M Rothschild & Sons Limited


Applications have been made to the UK Listing Authority for the New National Grid Shares to be admitted to the Official List and to the London Stock Exchange for the New National Grid Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute admission to official listing on a stock exchange. Pursuant to the Scheme, New National Grid Shares will be issued to National Grid Shareholders. Pursuant to the Acquisition, New National Grid Shares will be issued to the Depositary only, which will, in turn, issue New National Grid ADSs to Niagara Mohawk Shareholders. Neither the New National Grid Shares nor the New National Grid ADSs will be made generally available or marketed to the public in the UK or the US. It is expected that Admission will become effective and dealings will commence in the New National Grid Shares to be issued pursuant to the Scheme at 8.00 a.m. on the Scheme Effective Date. Application has been made to list the New National Grid ADSs arising from the Scheme and to be issued pursuant to the Acquisition on the NYSE under the symbol "NGG", the symbol currently used for the National Grid ADSs. It is expected that dealings will commence on the NYSE in the New National Grid ADSs arising from the Scheme at
9.30 a.m. (New York time) on the Scheme Effective Date and in the New National Grid ADSs to be issued pursuant to the Acquisition at 9.30 a.m. (New York time) on the next business day after Completion.

New National Grid and National Grid have been advised that the New National Grid Shares to be issued pursuant to the Scheme will be exempt from the registration requirements of the US Securities Act of 1933, as amended, by virtue of section 3(a)(10) thereof and, as a consequence, the New National Grid Shares to be issued pursuant to the Scheme have not been registered under that Act. The New National Grid Shares to be issued pursuant to the Acquisition and represented by the New National Grid ADSs have been registered under the US Securities Act of 1933, as amended.

N M Rothschild & Sons Limited, which is regulated in the UK by the Financial Services Authority, is acting exclusively as financial adviser to National Grid and as financial adviser and sponsor to New National Grid and for no one else in connection with the Scheme, the Acquisition and the proposed listing of the New National Grid Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than National Grid and New National Grid for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Scheme, the Acquisition, the proposed listing or admission to trading.

                           FORWARD-LOOKING STATEMENTS


These Summary Listing Particulars contain certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of section 27A of the US Securities Act of 1933, as amended, and section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside of the control of New National Grid and National Grid, that could cause actual results to differ materially from those expressed in or implied by such statements. For a more detailed description of these assumptions, risks and uncertainties, please see National Grid's filings with the SEC (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20-F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. New National Grid has no intention and undertakes no obligation to update or revise any forward-looking statements in light of new information, future events or circumstances after the date of these Summary Listing Particulars, except as required by the Listing Rules.






               REGISTERED AND HEAD OFFICE AND PRINCIPAL ADVISERS


       Registered and Head Office of New National Grid
       15 Marylebone Road
       London NW1 5JD


       Sponsor and Financial Adviser
       N M Rothschild & Sons Limited
       New Court, St Swithin's Lane
       London EC4P 4DU


       Joint Brokers
       Credit Suisse First Boston   Merrill Lynch International
       (Europe) Limited             2 King Edward Street
       One Cabot Square             London EC1A 1HQ
       London E14 4QJ


       Legal Advisers               Auditors and Reporting Accountants
       CMS Cameron McKenna          PricewaterhouseCoopers
       Mitre House                  1 Embankment Place
       160 Aldersgate Street        London WC2N 6RH
       London EC1A 4DD


       Registrars                   Bankers
       Lloyds TSB Registrars        Barclays Bank plc
       The Causeway                 54 Lombard Street
       Worthing                     London EC3P 3AH
       West Sussex BN99 6DA


                                    CONTENTS

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
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
      Part I                  Information relating to National Grid Group                                                        4

      1.                      Overview of National Grid Group                                                                    4

      2.                      National Grid Group's businesses                                                                   4

      3.                      Business strategy                                                                                  7

      4.                      Environment and occupational health and safety                                                     8

      5.                      Corporate governance and internal control                                                          8

      6.                      Employees                                                                                          8

      7.                      Current trading and prospects                                                                      9

      Part II                 Acquisition of Niagara Mohawk                                                                     11

      1.                      Terms and expected timetable for the Acquisition                                                  11

      2.                      Niagara Mohawk's activities                                                                       11

      3.                      Niagara Mohawk's regulation                                                                       11

      4.                      Disposal of nuclear generating units and energy marketing business                                12

      5.                      Expected benefits of the Acquisition                                                              12

      Part III                Summary financial information                                                                     13

      1.                      New National Grid                                                                                 13

      2.                      National Grid                                                                                     13

      3.                      Niagara Mohawk                                                                                    16

      Part IV                 Scheme of Arrangement                                                                             17

      1.                      Introduction                                                                                      17

      2.                      Reasons for the Scheme                                                                            17

      3.                      Effect of the Scheme                                                                              17

      4.                      Memorandum and Articles of Association of New National Grid                                       18

      5.                      Authorities relating to New National Grid                                                         18

      Part V                  Additional information                                                                            19

      1.                      Fair summary                                                                                      19

      2.                      Working capital                                                                                   19

      3.                      Share capital                                                                                     19

      4.                      Directors, Secretary and Proposed Directors of New National Grid                                  20

      5.                      Material contracts                                                                                22

      6.                      Litigation                                                                                        25

      7.                      Significant change                                                                                26

      8.                      Additional information                                                                            26

      Definitions                                                                                                               27

                                     PART I

                  INFORMATION RELATING TO NATIONAL GRID GROUP


1.  Overview of National Grid Group

National Grid Group is an international networks business. Its principal activities are the ownership and operation of the high-voltage transmission network in England and Wales and electricity transmission and distribution networks serving approximately 1.7 million customers in the north-eastern US. The Group also operates interconnectors between England and Wales and each of France and Scotland and between the US and Canada. It is also developing an interconnector in Australia and has interests in transmission networks in Argentina and Zambia with joint venture partners.


The Group's telecommunications interests comprise its 32.6 per cent. economic interest in Energis, wholly-owned infrastructure businesses in the UK and US and joint ventures in Poland and Latin America.

The Group is currently in the process of completing the acquisition of Niagara Mohawk, the principal activities of which are the delivery of electricity and natural gas in New York State. The Group proposes to acquire Niagara Mohawk through the introduction of New National Grid as the holding company for the Group, by means of a scheme of arrangement, as described in Part IV of this document. Further details on the Acquisition may be found in Part II of this document. After the Scheme becomes effective the Group will continue to undertake the operations and activities described in this Part I.

2.  National Grid Group's businesses

2.1 Transmission in England and Wales

The Group's transmission activities in England and Wales are subject to the regulatory provisions and licensing regime established under the Electricity Act 1989 (as amended) and the Utilities Act 2000, which regulate the licensing of generation, transmission, distribution and supply and the establishment of the Authority, responsible for the supervision and enforcement of the licensing regime. The Group's principal UK operating subsidiary, National Grid Company, is the sole holder of an electricity transmission licence for England and Wales and is the owner and operator of the transmission system. It is required, under the terms of the transmission licence, to develop and maintain an efficient, co-ordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity. The transmission licence came into effect in March 1990 and, unless revoked, will continue in force until terminated by the Authority at not less than 25 years' notice.

National Grid Company's customers are generators, distributors, suppliers, interconnector users and directly-connected customers. The transmission network in England and Wales consists of approximately 4,500 miles of overhead lines, approximately 400 miles of underground cable and some 300 substations. Almost all of the assets comprising the transmission system operate at 400 kV or 275 kV.

The majority of National Grid Company's transmission revenues in England and Wales is controlled by a revenue restriction formula, which is reviewed from time to time by the Authority, typically at intervals of four to five years. The current revenue restriction was introduced on 1 April 2001 and is expected to remain in force until 31 March 2006. National Grid Company earns additional revenue from charges for connection to the transmission network and for the provision of balancing services.

Operating profit from transmission in England and Wales in the year ended 31 March 2001 was (L)486.3 million (2000: (L)523.1 million, 1999: (L)508.1 million).

2.2 UK interconnectors

The Group has ownership interests in interconnectors with France (2,000 MW nominal transfer capability in either direction) and Scotland (1,600 MW nominal transfer capability). Blocks of capacity of the French interconnector are auctioned to third parties on timescales ranging from three years to one day. National Grid Company is currently required to set its charges for use of the Scottish interconnector to recover no more than a reasonable rate of return on the capital represented by the interconnector. However, arrangements for access to and charging for use of the interconnector are being examined by the Authority as part of its proposals for reform of the Scottish electricity market.

Operating profit from UK interconnectors in the year ended 31 March 2001 was
(L)42.8 million (2000: (L)46.6 million, 1999: (L)39.5 million).

The Group is currently investigating the potential for new interconnectors between England and Norway, between England and the Netherlands and between Wales and the Republic of Ireland.

2.3 United States

2.3.1    Background

The Group acquired NEES, now renamed National Grid USA, in March 2000 at a cost of approximately (L)2.1 billion. National Grid USA acquired EUA in April 2000 at a cost of approximately (L)0.4 billion. The companies were integrated on 1 May 2000.

National Grid USA operates a network of approximately 3,000 miles of transmission lines and 31,000 miles of distribution lines in Massachusetts, Rhode Island and New Hampshire. Its subsidiary, NEP, is responsible for the operation of the transmission network and delivery of electricity in bulk to National Grid USA's four distribution companies. National Grid USA also has a telecommunications subsidiary, NEESCom, and owns minority interests in two operating nuclear generating units which it is in the process of divesting and in three nuclear generating units which are permanently shutdown.

National Grid USA's total operating profit before exceptional costs and goodwill amortisation for the year ended 31 March 2001 was (L)293.6 million. The acquisition of NEES was completed on 22 March 2000. As a result of the short period of ownership in the year ended 31 March 2000, the contribution of National Grid USA, the successor to NEES, to the Group's operating profit for that year was not material.

2.3.2    Distribution

National Grid USA has four electricity distribution companies which are:

o Massachusetts Electric, which serves approximately 1.2 million customers in Massachusetts;

o Narragansett Electric, which serves approximately 460,000 customers in Rhode Island;

o Granite State Electric, which serves approximately 38,000 customers in New Hampshire; and

o Nantucket Electric, which serves approximately 11,000 customers on Nantucket Island, off the coast of Massachusetts.

National Grid USA's electricity distribution companies have entered into agreements approved by their respective regulators which provide for rate reductions for electricity delivery and (with the exception of Granite State Electric) other provisions to ensure that the service quality is maintained or improved.

2.3.3    Transmission and interconnector

NEP operates and maintains National Grid USA's transmission network and receives transmission revenues under local and regional transmission tariffs. Transmission rates are regulated by the FERC and enable NEP to recover its costs of providing transmission services, including a return on capital employed.

NEP participates in the NEPOOL, which co-ordinates the operation of its members' generation and transmission facilities. The despatch of generation across New England is carried out by an independent system operator, ISO New England, Inc.

National Grid USA, ISO New England, Inc. and other transmission owners in New England filed a joint proposal for a New England RTO with the FERC in January 2001. The FERC subsequently concluded that it would be desirable to promote the formation of a single RTO for the entire north-eastern region and initiated a mediation process involving National Grid USA, Niagara Mohawk and a large number of electricity utilities in the region. An outline business plan for a north-eastern RTO was filed with the FERC in September 2001. The matter is still pending before the FERC.

The Group believes that the FERC's wish to promote the development of RTOs may offer opportunities outside the north-east. In November 2001, National Grid USA announced that it had entered into an agreement with the proposed Alliance RTO. Under the agreement, National Grid USA would become the managing member of an independent transmission company that would manage the transmission networks of the Alliance RTO's members, who operate in 11 states stretching from Missouri to Virginia. Both the formation of the Alliance RTO and National Grid USA's participation as managing member are subject to approval by the FERC.

National Grid USA has ownership interests in the interconnector linking the electricity networks in New England with that of Hydro Quebec in Canada.

In the year ended 31 March 2001, the operating profit of the US transmission business was (L)49.6 million and the operating profit of the US interconnector business was (L)22.3 million, in each case before exceptional costs and goodwill amortisation.

2.3.4    Generation

NEP has ownership interests in five nuclear generating units in New England, of which three have been permanently shut down. Its interests in the two remaining units, Vermont Yankee (in which it owns 22.5 per cent.) and Seabrook (in which it owns 10 per cent.) are in the process of being sold. The operator of Vermont Yankee has agreed the sale of the generating unit, including NEP's interest, to Entergy Corporation, subject to certain regulatory approvals. The auction process for Seabrook, including NEP's interest, commenced in December 2001 and is expected to be completed by the end of 2002.

For each nuclear generating unit in which it retains an interest, National Grid USA is liable for funding its pro rata share of costs, including the estimated costs of decommissioning. A decommissioning trust fund has been established by the operator of each unit, to which National Grid USA is contributing its pro rata share of the estimated costs of decommissioning.

National Grid USA is able to recover the costs associated with its investment in nuclear generation, including decommissioning contributions, through contract termination charges. Net proceeds from sales of nuclear generating units have been and will be credited against future contract termination charges.

In the year ended 31 March 2001, operating profit from stranded cost recovery and generation was (L)61.7 million and operating profit from nuclear joint ventures was (L)7.9 million, in each case before exceptional costs and goodwill amortisation.

2.4 Other electricity businesses and projects

The Group has the following electricity businesses and projects outside the UK and the US:

o a 42.5 per cent. interest in Citelec, a holding company which holds a 65 per cent. interest in Transener, the operator of the principal transmission system in Argentina. In turn, Transener owns a majority interest in Transba, the transmission company for the province of Buenos Aires;

o a 38.5 per cent. interest in CEC, which owns and operates an electricity transmission network of some 500 miles supplying electricity to the mines of the Zambian Copperbelt; and

o the design, construction, operation and maintenance of a 600 MW interconnector linking the electricity network on the island of Tasmania to the transmission network in the state of Victoria on the Australian mainland.

2.5 Telecommunications businesses

The Group's telecommunications investments comprise:

o a 32.6 per cent. economic interest in Energis. Energis is focused on the business market place, offering advanced fixed and mobile services, data networks and internet and e-commerce services. Its principal countries of operation are the UK, Germany, the Netherlands, Switzerland, Ireland and Poland. This economic interest was valued at
        (L)427.4 million based on a price of 75.5 pence per Energis share (being the Closing Price of an Energis share on 7 December 2001, the latest practicable date prior to publication of this document). While the Group retains two seats on the Energis board of directors, it is no longer involved in the day-to-day management of the business. The Group intends to dispose of its remaining interest in Energis over the medium term, having regard to the prevailing market conditions;

o a 48.75 per cent. interest in Energis Polska Sp. zo.o., which targets the corporate market in Poland with a range of data and voice services using a network connecting major cities across Poland and interconnecting with Energis' European network;

o an indirect 50 per cent. shareholding in Intelig, which provides long-distance and international telephone and data services in Brazil;

o a 30 per cent. interest in Manquehue net, which provides local telephone services in the Chilean capital Santiago and also offers long-distance telephone, internet and cable TV services;

o a 50 per cent. interest in Silica Networks, a company which has been developing a broadband communications loop linking Buenos Aires in Argentina to Santiago in Chile and connecting major cities along the route;

o NEESCom, a subsidiary of National Grid USA, which builds fibre optic networks and leases capacity to telecommunications service providers, primarily in Massachusetts and Rhode Island; and

o GridCom, which was established in February 2001 to enable the Group to take advantage of infrastructure opportunities in the UK mobile telecommunications market.

The Group's Latin American telecommunications investments have been affected by the general telecommunications market downturn, by recent difficult economic conditions in their countries of operation and, in the case of Intelig, by the unavailability of long-term vendor financing. Accordingly, on 20 November 2001, the Group announced that it had fully written down the carrying value of its telecommunications investments in Latin America and was taking action to reduce costs and seek purchasers or new strategic investors for the businesses.

3.  Business strategy

The Group's core skills lie in the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. Its strategy is to exploit its assets and skills to create value for shareholders and benefits for customers by achieving performance improvements and cost savings within the framework of incentive-based regulation or competitive markets.

After more than a decade in which the Group has improved the operating efficiency of the UK transmission business, the Directors believe that future opportunities for outperformance of regulatory efficiency targets are more limited. As a consequence, the Directors expect returns for the UK business to be lower than can be achieved elsewhere, particularly in the US, and that the Group's choice of future investments will reflect this.

The Group is primarily focused on regulated electricity networks which are stable, generating cash for investments and earnings to support the Group's dividend policy. The Directors believe that they can continue to create shareholder value from investment in electricity transmission and distribution through progressive efficiency improvements. The Directors also believe that the Group can create additional value in distribution by offering high-quality customer service and in transmission by facilitating the development of competitive energy markets while preserving system security and reducing user costs. Gas distribution businesses generally have similar characteristics to those of electricity network businesses and, in the US particularly, are often combined under common ownership. The Group will therefore consider investment opportunities in this area, especially when such opportunities are associated with the electricity network businesses.

While the value of the Group's telecommunications businesses has been affected by the general downturn in the telecommunications market, the Directors believe that the sector continues to offer opportunities to create shareholder value. However, going forward, the Directors intend to concentrate on opportunities which leverage the Group's existing assets and infrastructure skills.

4.  Environment and occupational health and safety

The Group is subject to environmental laws and regulations and recognises that the minimisation of environmental impact is an essential part of its business. Where practicable, it implements environmental management systems which are externally verified, certified and audited in accordance with the international ISO 14001 environmental system standard and carries out audits of its environmental policies, procedures, operating practices and assets.

The Group recognises the importance of occupational health and safety management and seeks to manage risk effectively in order to ensure that its activities, services and products do not harm employees, contractors, customers or members of the public. In 2001, the Group appointed independent external consultants who have carried out a comprehensive assessment of its safety performance and procedures in the UK and the US. The Group is now in the process of implementing recommendations arising from this assessment.

5.  Corporate governance and internal control

National Grid maintains its own code of corporate governance modelled on the Combined Code of Corporate Governance appended to the Listing Rules. As recommended by the Combined Code, the Board has established an Audit Committee, a Remuneration Committee and a Nominations Committee. With the exception of the Nominations Committee, of which the Group Chief Executive is a member, these committees consist solely of Non-executive Directors.

6.  Employees

The average numbers of employees of National Grid in the three years ended 31 March 2001 were as follows:

-------------------------------------------------------------------------
                                       Year ended 31 March
                                  2001              2000             1999
-------------------------------------------------------------------------
Europe                           3,662             3,651            3,606
North America                    3,836               140                6
Latin America                       17                13               10
Rest of the World                    8                 6                6
                         -------------     -------------    -------------
                                 7,523             3,810            3,628
                         =============     =============    =============
-------------------------------------------------------------------------


The vast majority of employees in Europe are either directly or indirectly employed in the transmission of electricity in the UK. The majority of employees in North America are either directly or indirectly employed in the transmission, distribution and generation of electricity in the US.

7.  Current trading and prospects

7.1 Current trading

On 20 November 2001, the Group announced its interim results for the six months ended 30 September 2001.

The Directors believe that the results of the Group's core electricity businesses demonstrate that it continues to perform well and to deliver on the Group's strategy by producing good growth in operating profit and strong cash flows. The Group recently completed a review of its Latin American telecommunications businesses. The performance of these businesses has been affected by the general telecommunications market downturn, the difficult economic conditions in the region and, in the case of Intelig, by the unavailability of long-term vendor financing. As a result, the Group announced that it, together with its partners, had initiated a search for new strategic investors in Intelig, was pursuing a sale of Silica Networks and taking action to reduce costs at Manquehue net. The Group also announced that it had written down in full the carrying value of its Latin American telecommunications investments and provided for all expected associated liabilities. These write-downs and provisions totalled (L)290.4 million.

In line with its stated dividend policy, National Grid announced an interim dividend for the year ended 31 March 2002 of 6.46 pence per National Grid Share, representing a 5 per cent. real increase over the previous year.

The Group continues to perform well and there has been no significant change in its financial or trading position since 30 September 2001.

7.2 Prospects

7.2.1    Electricity - UK

Although the Directors expect UK transmission to continue to make a significant contribution to total operating profit, the scope for growth is limited. The revenue restriction introduced on 1 April 2001 gives UK transmission a stable framework for five years but involves challenging targets for efficiency improvements and reductions in controlled costs of the transmission operator activity. The Directors are confident that the Group can reduce these controllable costs by 20 per cent. over the five years to March 2006, exceeding regulatory targets, through measures including organisational streamlining, the rationalisation of property holdings and the use of new technology.

7.2.2    Electricity - US

The Group has been able to secure a substantial degree of regulatory certainty in the US, where it has the opportunity to earn higher rates of return on investment in regulated electricity businesses than in the UK. The Directors consider that the financial contribution of the US business will be an important factor in the Group's ability to grow earnings in order to meet its progressive dividend policy. The Group's expansion in the US is likely to be achieved through acquisitions and in the longer term by capitalising on transmission opportunities arising from electricity market reform.

The Group's target is to achieve a return on investment from its enlarged US business of 10.5 per cent. by 2005. This will be achieved through reductions in controllable costs and modest volume growth.

7.2.3    Telecommunications

The skills in network design, construction and maintenance derived from the core electricity business form the basis of the Group's telecommunications investments to date. The Directors believe that the telecommunications sector continues to offer opportunities to create shareholder value. However, going forward, the Directors intend to concentrate on opportunities which leverage the Group's existing assets and infrastructure skills.

7.3 Dividend policy

It is National Grid's practice to pay dividends twice a year. The interim dividend is paid to qualifying shareholders in January of each year. Subject to shareholder approval, the final dividend is paid to qualifying shareholders in August each year.

On 21 November 2000, the Directors announced their aim to increase dividends per share (as expressed in pounds Sterling) by 5 per cent. in real terms in each of the next five years, based on their confidence in the Group's future strength and because the prospects for growth and greater diversity of earnings had increased. Following the Scheme becoming effective, New National Grid intends to adopt the Group's stated dividend policy.

                                     PART II

                          ACQUISITION OF NIAGARA MOHAWK


1.  Terms and expected timetable for the Acquisition

On 5 September 2000, National Grid announced that it had entered into an agreement to acquire Niagara Mohawk. The Acquisition was approved by Niagara Mohawk Shareholders on 19 January 2001 and by National Grid Shareholders on 29 January 2001. The Acquisition is subject to a number of conditions, including regulatory and other consents and approvals in the US, the majority of which have been received. The only material regulatory approval outstanding is that of the SEC. The Acquisition is expected to complete in early 2002.

Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will receive consideration of $19.00 per Niagara Mohawk Share, subject to adjustment. This adjustment will be made by reference to the closing price of a National Grid Share and the prevailing (L):$ exchange rate on 20 trading days selected at random from 40 consecutive trading days ending on the tenth trading day prior to the deadline for Niagara Mohawk Shareholders to make the election described below. At the date of its announcement, the terms of the Acquisition valued the equity of Niagara Mohawk at approximately $3.0 billion and the enterprise value of Niagara Mohawk at approximately $8.9 billion.

Under the Merger Agreement, Niagara Mohawk Shareholders will be able to elect to receive their consideration in cash, New National Grid ADSs or a combination thereof, with the aggregate cash consideration offered to all Niagara Mohawk Shareholders being $1.015 billion. However, if cash elections received from all Niagara Mohawk Shareholders exceed $1.015 billion, National Grid may, at its sole discretion, reduce the total number of New National Grid ADSs to be issued and increase the cash component of the consideration. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections.

2.  Niagara Mohawk's activities

The principal activities of Niagara Mohawk are the delivery of electricity and natural gas in New York State. Its electricity customer base, at more than 1.5 million customers, is similar in size to that of National Grid USA. It also has over 0.5 million retail gas customers in the residential and business sectors and offers transportation of gas purchased by customers directly from suppliers.

Niagara Mohawk's electricity system is interconnected with that of National Grid USA and consists of over 9,000 miles of transmission lines and 41,000 miles of distribution lines.

3.  Niagara Mohawk's regulation

As part of the regulatory approval process for the Acquisition, a ten-year rate plan was approved by the NYPSC on 28 November 2001. Under the terms of the plan, the existing freeze on gas delivery rates will continue until the end of 2004. Electricity delivery rates will be reduced by $152 million and will then be subject to only limited adjustment for a period of ten years. However, the Group's ability to adjust rates to reflect changes in the forecast commodity prices of oil and gas will continue. The balance of stranded costs recoverable in the future has been reduced by the write-off of $123 million associated with the Nine Mile Point nuclear power plants discussed in section 4 below and will be further reduced by approximately $850 million pursuant to this disposal. The Group will be permitted to earn a return on its remaining stranded costs. Under the plan, the Group will be allowed to earn a return on equity of up to 11.75 per cent. or 12 per cent. if certain customer education targets are met. Returns above this level up to 14 per cent. will be shared equally between customers and the Group. If returns exceed 14 per cent. but are below 16 per cent., customers will receive 75 per cent. of the excess with the Group receiving the balance. Should returns exceed 16 per cent., customers will receive 90 per cent. of the excess with the balance being retained by the Group.

4.  Disposal of nuclear generating units and energy marketing business

On 7 November 2001, Niagara Mohawk announced that it had sold Nine Mile Point Nuclear Power Station No. 1 and its 41 per cent. interest in Nine Mile Point Nuclear Power Station No. 2 to a subsidiary of Constellation Energy Group, Inc. for a total of $603 million, comprising $271 million paid in cash at closing and $332 million in principal and interest payable over five years. Under the terms of the NYPSC's approval of the sale, Niagara Mohawk's regulatory rate base will be reduced by the full amount of the principal but not by the interest payable.

On completion of the sale, Niagara Mohawk transferred to the buyer its existing decommissioning funds. The buyer has assumed responsibility for all future decommissioning costs and Niagara Mohawk has no further obligation to pay decommissioning costs. Niagara Mohawk will purchase electricity from the buyer of the units at fixed prices for approximately 10 years.

In November 2001, Niagara Mohawk sold Niagara Mohawk Energy Marketing, Inc., its unregulated energy marketing business to Select Energy, Inc. for approximately $38.5 million.

5.  Expected benefits of the Acquisition

The Acquisition will more than double the size of the Group's operations in the US, consolidate its position in the north-east and offer the potential for integration and efficiency savings. Following completion of the Acquisition approximately 60 per cent. of the Group's total operating profits (before exceptional items and goodwill amortisation) are expected to be derived from the US, where National Grid has the opportunity to achieve higher returns on investment in regulated electricity businesses than in the UK. The Directors believe that the Acquisition will create value for shareholders through improved financial performance, particularly in the core transmission and distribution businesses.

Integration planning for the Acquisition is well advanced and the Directors expect to meet the cost reduction target in the rate plan by the fourth year following Completion and to achieve half the savings by 31 March 2003. The Directors believe that, as a result, the Acquisition will enhance earnings per share before exceptional items and after goodwill amortisation in the first full financial year after Completion and that the Group will achieve its additional objective of earning a nominal pre-tax return of 10.5 per cent. on its expanded US business by 31 March 2005.

                                    PART III

                          SUMMARY FINANCIAL INFORMATION


1.  New National Grid

New National Grid will be the new holding company for Group once the Scheme of Arrangement becomes effective, as described in Part IV of this document.

As at 31 March 2001, New National Grid had net assets of (L)12,500, which primarily consisted of cash, plus an investment in a group undertaking, Grid Delaware Inc., a holding company incorporated in the US. This is represented by called up ordinary share capital of (L)12,500. New National Grid had no profits or losses for the period from incorporation to 31 March 2001. Except for entering into the Financing Documents, the Exchangeable Bonds Trust Deed, the Undertaking, a service contract with William E. Davis and the Sponsor's Agreement, New National Grid has not traded since 31 March 2001 and accordingly no interim financial statements to 30 September 2001 have been prepared.

2.  National Grid

The following summary financial information for the three years ended 31 March 2001 has been extracted without material adjustment or derived from the annual reports of National Grid for each of those periods. The summary financial information for the six months ended 30 September 2001 and 2000 has been extracted without material adjustment or derived from the unaudited interim financial statements of National Grid for the six months ended 30 September 2001.

In the unaudited interim financial statements for the six months ended 30 September 2001, the Group adopted UK Financial Reporting Standard ("FRS") 19, "Deferred tax", to change the method of accounting for deferred taxation from a partial to a full provision basis, and also modified the presentation of the minority interests' share of the results of associated undertakings. Consequently, several restatements have been made to the comparative figures for the six months ended 30 September 2000.

Under US GAAP, National Grid adopted Statement of Financial Accounting Standard ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS 142, "Accounting for Goodwill and Other Intangible Assets", with effect from 1 April 2001.

The financial information for the three years ended 31 March 2001 has not been restated to reflect the changes described above.

Throughout this section 2, unless otherwise indicated, operating profit is stated before exceptional items and goodwill amortisation.

Summary Group profit and loss account, balance sheet and cash flow statement (under UK GAAP)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Six months ended
                                                                         30 September                  Year ended 31 March
                                                                    -----------------------    ------------------------------------
                                                                          2001         2000         2001          2000         1999
                                                                          (L)m         (L)m         (L)m          (L)m         (L)m
-----------------------------------------------------------------------------------------------------------------------------------
Summary Group profit and loss account (under UK GAAP)
Group turnover                                                         1,989.5      1,792.8      3,799.7       1,614.7      1,514.2
                                                                     ---------    ---------    ---------     ---------    ---------
Operating profit
- Group undertakings                                                     398.6        411.5        821.1         574.7        576.9
- share of joint ventures and associate                                  (13.8)       (49.1)       (89.2)        (28.2)         3.0
                                                                     ---------    ---------    ---------     ---------    ---------
Total operating profit(1)                                                384.8        362.4        731.9         546.5        579.9
Goodwill amortisation(2)                                                 (47.7)       (39.6)       (74.5)         (7.9)        (2.5)
Exceptional items                                                       (287.3)        85.5        217.7       1,027.3        839.2
Net interest                                                            (152.7)      (101.0)      (250.6)        (64.9)      (118.5)
                                                                     ---------    ---------    ---------     ---------    ---------
(Loss)/profit before taxation                                           (102.9)       307.3        624.5       1,501.0      1,298.1
Taxation
- excluding exceptional items                                            (23.5)       (92.1)       (85.8)       (123.1)      (120.3)
- exceptional items                                                        5.5        143.3        235.4        (229.5)      (162.8)
Minority interests                                                        (3.1)        (3.7)        (5.1)           --           --
                                                                     ---------    ---------    ---------     ---------    ---------
(Loss)/profit for the period                                           (124.0)        354.8        769.0       1,148.4      1,015.0
                                                                     =========    =========    =========     =========    =========
Dividends per ordinary share                                              6.46p        6.05p      15.08p        13.94p       13.07p
Summary Group balance sheet (under UK GAAP)
Total assets                                                           9,883.3     10,231.4      9,982.6       8,766.8      5,093.9
Creditors and provisions                                              (7,415.6)    (7,696.4)    (6,465.0)     (5,822.7)    (3,141.4)
                                                                     ---------    ---------    ---------     ---------    ---------
Net assets employed/total shareholders' funds                          2,467.7      2,535.0      3,517.6       2,944.1      1,952.5
                                                                     =========    =========    =========     =========    =========
Equity shareholders' funds                                             2,432.4      2,480.3      3,475.8       2,909.0      1,952.5
                                                                     ---------    ---------    ---------     ---------    ---------
Summary Group cash flow statement (under UK GAAP)
Net cash inflow from operating activities                                548.0        343.4        810.6         682.0        605.9
Dividends from joint ventures                                              6.8          8.7         20.3           4.5          3.1
Net cash outflow for returns on investments and servicing of
  finance                                                               (102.8)      (125.0)      (306.9)        (64.7)      (119.7)
Taxation                                                                  43.7        (58.4)      (137.2)       (274.3)      (154.9)
Net cash outflow for capital expenditure                                (194.7)      (198.6)      (457.6)       (279.2)      (312.5)
Net cash (outflow)/inflow for acquisitions and disposals                 (31.0)      (648.0)      (582.2)     (1,236.7)       934.1
Equity dividends paid                                                   (133.4)      (123.2)      (212.5)       (197.6)      (183.1)
                                                                     ---------    ---------    ---------     ---------    ---------
Net cash inflow/(outflow) before the management of liquid
  resources and financing                                                136.6       (801.1)      (865.5)     (1,366.0)       772.9
Net cash (outflow)/inflow from the management of liquid
  resources                                                             (225.5)       372.3        775.2         618.8     (1,482.3)
Net cash inflow from financing                                           110.7        418.5         88.4         773.6        687.6
                                                                     ---------    ---------    ---------     ---------    ---------
Movement in cash and overdrafts                                           21.8        (10.3)        (1.9)         26.4        (21.8)
                                                                     =========    =========    =========     =========    =========
Amounts in accordance with US GAAP
Net income                                                                36.5        447.4        810.3       1,009.8      1,002.8
Total assets                                                          10,069.7     10,423.4     10,391.6       9,105.7      5,189.7
Net assets employed/total shareholders' funds                          2,828.5      2,718.0      2,961.8       2,380.8      1,464.1
Equity shareholders' funds                                             2,793.2      2,663.3      2,920.0       2,345.7      1,464.1
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Before exceptional costs and goodwill amortisation.
(2) Includes goodwill relating to joint ventures and associate.

2.1 Financial results for the three years ended 31 March 2001

The movement in total operating profit in the year ended 31 March 2000 reflects higher profit contributions from UK transmission, UK interconnectors and Energis, a lower profit contribution from other activities and operating losses incurred by Intelig. The increase in total operating profit in the year ended 31 March 2001 principally reflected the first full-year contribution from National Grid USA together with increased contributions from Energis and electricity transmission joint ventures. The improvement in operating profit was partially offset by the increased losses of Intelig and other telecommunications joint ventures and lower profit contributions from UK transmission and UK interconnectors.

The increase in goodwill amortisation in the year ended 31 March 2001 was mainly as a result of the NEES and EUA acquisitions.

In each of the years ended 31 March 2001, 2000 and 1999, the Group recorded exceptional profits of (L)242.9 million, (L)1,027.3 million and (L)891.8 million respectively, which were associated with the partial disposals of its shareholding in Energis. In 2001, the Group recorded exceptional costs of
(L)45.3 million associated with the integration of NEES and EUA and an exceptional profit of (L)20.1 million on the disposal of its market services businesses. In 1999, an exceptional charge of (L)52.6 million was incurred in respect of closing out interest rate swaps.

The reduction in the net interest charge in the year ended 31 March 2000 reflected a lower average level of net debt as a result of the sale of shares in Energis in that and the previous year. The increase in the net interest charge in the year ended 31 March 2001 was largely attributable to the acquisitions of NEES and EUA, which were funded out of cash balances and new borrowings.

The effective tax rates for each of the years ended 31 March 2001, 2000 and 1999, excluding the impact of exceptional items and adjustments relating to prior years, were 26.0 per cent., 26.0 per cent. and 26.2 per cent. respectively. In the year ended 31 March 2001, the tax charge excluding exceptional items includes a credit of (L)20 million arising from an adjustment to prior years' tax.

The exceptional tax credit in 2001 of (L)235.4 million primarily represents the reversal of the 2000 exceptional tax charge of (L)229.5 million relating to the exceptional profit on the partial disposal of Energis, and arises from the realisation of capital losses for tax purposes as a result of Group restructurings.

2.2 Financial results for the six months ended 30 September 2001

Total operating profit increased by 6 per cent. to (L)384.8 million in the six months ended 30 September 2001, resulting from the improved performance of National Grid USA's distribution and transmission businesses and Intelig, partly offset by expected reductions in the recovery of US stranded costs and in contributions from interconnectors.

An exceptional charge of (L)290.4 million was taken to write down fully the carrying value of the Group's Latin American telecommunications investments and provide for all expected associated liabilities. In addition, the Group recorded an exceptional profit of (L)20.1 million from the partial disposal of its shareholding in Energis, which was partially offset by exceptional costs of
(L)17.0 million substantially relating to the reorganisation of the business of National Grid Company.

The increase in net interest mainly reflects Intelig's vendor financing interest charges and exchange rate impacts on Intelig's US dollar-denominated debt. The first half of the previous financial year included a (L)17 million benefit relating to closing out fixed interest rate swaps.

The reduction in the tax charge excluding, exceptional items, for the six months ended 30 September 2001 reflects an adjustment to the previous period associated with the implementation of full provisioning for deferred tax and the release of prior year tax provisions in this period.

3.  Niagara Mohawk

The following summary financial information under US GAAP for the three years ended 31 December 2000 has been extracted or derived from the 2000 and 1999 annual reports of Niagara Mohawk. The annual reports include the audited consolidated financial statements of Niagara Mohawk for the years ended 31 December 1999 and 2000 and of Niagara Mohawk Power for the year ended 31 December 1998. Niagara Mohawk become the new holding company for Niagara Mohawk Power in 1999. The summary financial information under US GAAP for the nine months ended 30 September 2001 and 2000 has been extracted or derived from the unaudited financial statements of Niagara Mohawk on Form 10-Q for the nine months ended 30 September 2001. The amounts in accordance with UK GAAP have been prepared solely for the purpose of these Summary Listing Particulars and are unaudited.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Nine months ended
                                                                         30 September                 Year ended 31 December
                                                                    -----------------------    ------------------------------------
                                                                          2001         2000         2000          1999         1998
                                                                            $m           $m           $m            $m           $m
-----------------------------------------------------------------------------------------------------------------------------------
Summary consolidated statement of income
 (under US GAAP)
Operating revenues                                                     3,591.4      3,339.7      4,539.3       4,084.2      3,992.4
                                                                     ---------    ---------    ---------     ---------    ---------
Operating income                                                         233.1        382.5        429.8         528.8        149.2
Impairment charge on investment                                          (44.0)           -            -             -            -
Other income/(deductions)                                                 (9.9)        (6.5)       (13.5)          3.9         60.8
Interest charges                                                        (297.6)      (329.1)      (437.3)       (485.2)      (397.2)
Preferred dividend requirement of subsidiary                             (23.2)       (23.7)       (31.4)        (36.8)       (36.6)
                                                                     ---------    ---------    ---------     ---------    ---------
Income/(loss) before income taxes                                       (141.6)        23.2        (52.4)         10.7       (223.8)
Income taxes                                                              93.9        (24.8)         6.8         (22.0)        66.4
                                                                     ---------    ---------    ---------     ---------    ---------
Loss before extraordinary item                                           (47.7)        (1.6)       (45.6)        (11.3)      (157.4)
Extraordinary item - extinguishment of debt net of tax                       -         (0.9)        (0.9)        (23.8)           -
Cumulative effect of a change in accounting principle,
 net of income taxes                                                      12.8            -            -             -            -
                                                                     ---------    ---------    ---------     ---------    ---------
Net loss                                                                 (34.9)        (2.5)       (46.5)        (35.1)      (157.4)
                                                                     =========    =========    =========     =========    =========
Summary consolidated balance sheet (under US GAAP)
Total assets                                                          12,296.5                  12,642.3      12,670.4     13,861.2
Liabilities, commitments and contingencies                            (4,374.1)                 (4,794.5)     (4,150.4)    (3,764.8)
                                                                     ---------                 ---------     ---------    ---------
Total capitalisation                                                   7,922.4                   7,847.8       8,520.0     10,096.4
                                                                     =========                 =========     =========    =========
Common stockholders' equity                                            2,616.3                   2,675.1       2,976.1      3,170.1
                                                                     ---------                 ---------     ---------    ---------
Summary consolidated cash flows (under US GAAP)
Net cash provided by/(used in) operating activities                      585.2        563.8        827.0         758.4     (3,277.0)
Net cash provided by/(used in) investing activities                     (168.4)      (197.8)      (293.0)        490.8       (447.1)
Net cash provided by/(used in) financing activities                      (54.4)      (368.5)      (541.8)     (1,306.0)     3,518.9
                                                                     ---------    ---------    ---------     ---------    ---------
Net increase/(decrease) in cash                                          362.4         (2.5)        (7.8)        (56.8)      (205.2)
                                                                     =========    =========    =========     =========    =========
Amounts in accordance with UK GAAP
Net (loss)/income                                                          (31)           8          (25)          (47)        (155)
Common stockholders' equity                                              2,436                     2,478         2,752        2,958
-----------------------------------------------------------------------------------------------------------------------------------

                                     PART IV

                              SCHEME OF ARRANGEMENT


1.  Introduction

On 5 September 2000, National Grid announced that it had signed a merger agreement under which National Grid would acquire Niagara Mohawk through the introduction of a new holding company for the Group, New National Grid, by means of a scheme of arrangement under section 425 of the Act. The Acquisition was approved by Niagara Mohawk Shareholders on 19 January 2001 and by National Grid Shareholders on 29 January 2001.

Implementation of the Scheme requires the approval of National Grid Shareholders at the Court Meeting and a special resolution to be passed at the Scheme EGM. Once National Grid Shareholders have approved the Scheme at the Court Meeting and the Scheme EGM, the Scheme must be sanctioned by the Court. The effect of the Court's sanction of the Scheme is that, when the Court Order is delivered to the Registrar of Companies and registered by him, all National Grid Shareholders are bound by the terms of the Scheme. The Special Shareholder has already consented to the Scheme and New National Grid has given its consent to the Scheme and a written undertaking to be bound by the terms of the Scheme.

It is expected that the Scheme Effective Date will be in early 2002. Immediately upon the Scheme becoming effective, New National Grid will change its name to National Grid Group plc and National Grid Group plc will be renamed National Grid Holdings One plc. It is expected that trading in the New National Grid Shares and the New National Grid ADSs arising from the Scheme will commence on the Scheme Effective Date.

2.  Reasons for the Scheme

The terms of the Acquisition allow Niagara Mohawk Shareholders to elect to receive cash, New National Grid ADSs, or a mixture of both, in exchange for their Niagara Mohawk Shares. Under US tax legislation, Niagara Mohawk shareholders would normally be liable to US tax in respect of the cash they receive. In addition, depending on their circumstances, they may be liable to US tax in respect of ADSs received because the cash portion of the purchase price will exceed, in aggregate, 20 per cent. of the total purchase price.

At the time the Acquisition was announced, National Grid agreed to pay approximately one-third in aggregate of the purchase price in cash and reserved the right to increase the aggregate cash portion of the purchase price if cash elections were received in excess of this amount. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections. Any increase in the aggregate cash portion of the purchase price will not affect the total purchase price paid to Niagara Mohawk Shareholders.

The Scheme allows National Grid the flexibility to set the aggregate cash portion of the purchase price at any level above 20 per cent. of the total purchase price as, under US tax legislation, the introduction of New National Grid as the new holding company of National Grid shortly before completion of the Acquisition should ensure that Niagara Mohawk Shareholders receive New National Grid ADSs in exchange for their Niagara Mohawk Shares on a tax-free basis.

3.  Effect of the Scheme

The effect of the Scheme will be that Scheme Shareholders and holders of Scheme ADSs will have their respective interests in National Grid replaced by an equivalent proportionate interest in New National Grid (of which National Grid will be a wholly-owned subsidiary). Subject to the dilutive effect of the New National Grid ADSs subsequently issued to Niagara Mohawk Shareholders in connection with the Acquisition, any subsequent exercise of options granted under the National Grid Share Schemes and the exchange of any Exchangeable Bonds, their proportionate interests in the profits, net assets and dividends of the National Grid Group will not be affected.


If the Scheme is sanctioned by the Court and the conditions to the Scheme are satisfied or waived, it is expected that the Scheme will become effective, and dealings in the New National Grid Shares to be issued pursuant to the

Scheme and in New National Grid ADSs arising from the Scheme will commence, in early 2002. If the Scheme has not become effective by 31 August 2002 (or such later date as the Court may allow), it will lapse, in which event the position of National Grid Shareholders, holders of National Grid ADSs and the Special Shareholder will remain unchanged.

4.  Memorandum and Articles of Association of New National Grid

The Memorandum and Articles of Association of New National Grid are substantially the same as the existing Memorandum and Articles of Association of National Grid. Accordingly, the rights attaching to New National Grid Shares will, after the Scheme becomes effective, be substantially the same as the rights attaching to National Grid Shares.

The New National Grid Articles expressly permit shares to be held in uncertificated form in accordance with the CREST Regulations and the rules of CREST (the electronic settlement system).


It is proposed that those who hold an interest in New National Grid through New National Grid ADSs and who are registered in the books of the Depositary should have rights to attend, speak and vote at general meetings. Accordingly, the New National Grid Articles will enable the Depositary to appoint holders of New National Grid ADSs as proxies, and these proxies will have the right to attend, speak and vote at general meetings. Such proxies will be able, in turn, to appoint proxies to attend, speak and vote at a general meeting instead of them. To ensure that holders of New National Grid ADSs will be able to vote on special and extraordinary resolutions, the New National Grid Articles will require such resolutions to be decided on a poll. All ordinary resolutions will continue to be decided on a show of hands or, if a poll is demanded in accordance with the New National Grid Articles, on a poll.

The New National Grid Articles also give effect to the Electronic Communications Order which allows for communication between companies and their shareholders by electronic means.

5.  Authorities relating to New National Grid

By resolutions of New National Grid passed on 7 December 2001, the authorised share capital of New National Grid was increased by (L)1 by the creation of the New National Grid Special Share and, conditional on the Scheme becoming effective, the Directors of New National Grid were authorised to issue and allot the New National Grid Special Share and New National Grid Shares, and to make purchases of New National Grid's own ordinary shares.

Following completion of the Scheme and the Acquisition, the Directors of New National Grid will have authority to issue and allot up to approximately one-third of the nominal amount of the then issued share capital. The Directors of New National Grid have no present intention of issuing shares except pursuant to the Scheme, the Acquisition, on the exercise of options under the National Grid Share Schemes and the New National Grid Share Plans and in connection with the Exchangeable Bonds.

                                     PART V

                             ADDITIONAL INFORMATION


1.  Fair summary

The Directors and the Proposed Directors are satisfied that these Summary Listing Particulars contain a fair summary of the key information set out in the Listing Particulars.


2.  Working capital

New National Grid is of the opinion that the Group as enlarged by the Acquisition has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

3.  Share capital

3.1 Under the Scheme, New National Grid will issue New National Grid Shares, credited as fully paid, to the Scheme Shareholders on the basis of one New National Grid Share for each Scheme Share held and will issue the New National Grid Special Share to the Special Shareholder. Accordingly, the proposed authorised, issued and fully paid share capital of New National Grid immediately before completion of the Acquisition will be as follows:

     ----------------------------------------------------------------------------------------------------------------------------
                Authorised           Authorised                                                     Issued                 Issued
                    Number               Amount                                                     Number                 Amount
     ----------------------------------------------------------------------------------------------------------------------------
             2,500,000,000       (L)250,000,000          New National Grid Shares            1,486,690,953      (L)148,690,693.50
                         1                 (L)1          New National Grid Special Share                 1                   (L)1
     ----------------------------------------------------------------------------------------------------------------------------


    Note: The table set out above assumes no issues of shares by New National
          Grid or National Grid after 7 December 2001 (being the latest practicable date prior to the publication of this document), whether pursuant to the exercise of options or otherwise, other than in connection with the Scheme.

3.2 Under the terms of the Merger Agreement, Niagara Mohawk Shareholders will receive consideration of $19.00 per Niagara Mohawk Share, subject to adjustment. This adjustment will be made by reference to the closing price of a National Grid Share and the prevailing (L):$ exchange rate on 20 trading days selected at random from 40 consecutive trading days ending on the tenth trading day prior to the deadline for Niagara Mohawk Shareholders to make the election described below. At the date of its announcement, the terms of the Acquisition valued the equity of Niagara Mohawk at approximately $3.0 billion and the enterprise value of Niagara Mohawk at approximately $8.9 billion. Under the Merger Agreement, Niagara Mohawk Shareholders will be able to elect to receive their consideration in cash, New National Grid ADSs or a combination thereof, with the aggregate cash consideration offered to all Niagara Mohawk Shareholders being $1.015 billion. Assuming this level of cash consideration, a price of 435.5 pence per National Grid Share and an exchange rate of (L)1: $1.432 (being the Closing Price of a National Grid Share and Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document), the maximum number of New National Grid Shares which could be issued pursuant to the Acquisition is 312,238,507.

        However, under the terms of the Merger Agreement, if cash elections received from all Niagara Mohawk Shareholders exceed $1.015 billion, National Grid may, at its sole discretion, reduce the total number of New National Grid ADSs to be issued and increase the aggregate cash portion of the purchase price. On 20 November 2001, National Grid announced that it will increase the aggregate cash portion of the price paid to 50 per cent., assuming receipt of sufficient cash elections. Assuming that the aggregate cash portion of the price paid represents 50 per cent. of the total consideration, a price per National Grid Share of
        435.5 pence and an exchange rate of (L)1: $1.432 (being the Closing Price of a National Grid Share and Exchange Rate on 7 December 2001, the latest practicable date prior to the publication of this document), share price and the authorised, issued and fully paid share capital of New National Grid immediately following completion of the Acquisition will be as follows:

     ------------------------------------------------------------------------------------------------------------------------------
              Authorised          Authorised                                                           Issued                Issued
                  Number              Amount                                                           Number                Amount
     ------------------------------------------------------------------------------------------------------------------------------
           2,500,000,000      (L)250,000,000             New National Grid Shares               1,724,403,787     (L)172,440,378.70
                       1                (L)1         New National Grid Special Share                        1                  (L)1
     ------------------------------------------------------------------------------------------------------------------------------


Note: The table set out above also assumes no issues of shares by New National
      Grid, National Grid or Niagara Mohawk after 7 December 2001 (being the latest practicable date prior to the publication of this document), whether pursuant to the exercise of options or otherwise, other than in the case of New National Grid connection with the Scheme and the Acquisition.

        No fractions of New National Grid ADSs will be issued in connection with the Acquisition. Niagara Mohawk Shareholders who would otherwise have been entitled to receive a fraction of a New National Grid ADS under the terms of the Acquisition will receive cash in lieu of such fraction.


4.  Directors, Secretary and Proposed Directors of New National Grid

4.1 Directors and Secretary

The Directors and their functions are set out below:

--------------------------------------------------------------------------------
Name                                        Function
--------------------------------------------------------------------------------
James Hood Ross                             Chairman (Non-executive)

Roger John Urwin                            Group Chief Executive

Stephen John Box                            Group Finance Director

Richard Paul Sergel                         Group Director, North America

Steven John Holliday                        Group Director, UK and Europe

Edward Morrison Astle                       Group Director, Telecommunications

Robert Frederick William Faircloth          Non-executive Director

John Albert Martin Grant                    Non-executive Director

Paul Lewis Joskow                           Non-executive Director

Richard Gurdon Reynolds                     Non-executive Director
--------------------------------------------------------------------------------


The business address of each of the Directors is 15 Marylebone Road, London NW1 5JD, with the exceptions of Richard Sergel and Paul Joskow each of whose business address is 25 Research Drive, Westborough, Massachusetts, MA 01582.

Fiona Smith is Group General Counsel and Company Secretary of New National Grid.

4.2 Proposed Directors

It is proposed that, following Completion, William E. Davis, chairman and chief executive officer of Niagara Mohawk, will be appointed Chairman of National Grid USA for a period of two years from Completion to help ensure a smooth transition and rapid integration and will also be appointed as an Executive Director of New National Grid. One of Niagara Mohawk's non-executive directors, Dr Bonnie G. Hill, will also join the Board as a Non-executive Director.

4.3 Directors' and Proposed Directors' backgrounds

James Ross, Chairman, 63

Appointed as a director of National Grid on 1 March 1999, he became Chairman in July 1999. He is also chairman of Littlewoods plc, having been chief executive of Cable and Wireless plc from 1992 to 1995. Before that he was a managing director of British Petroleum Company plc and chairman and chief executive officer of

BP America. He is a non-executive director of McGraw Hill and Datacard, both based in the US, and Schneider Electric based in France.

Roger Urwin, Group Chief Executive, 55

Appointed as a director of National Grid and of National Grid Company in 1995, Roger Urwin became Group Chief Executive in April 2001. He was previously chief executive of London Electricity plc and, prior to this, held a number of appointments within the Central Electricity Generating Board before joining Midlands Electricity Board as director of engineering. He is a non-executive director of Energis, The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a Fellow of the Royal Academy of Engineering.

Stephen Box, Group Finance Director, 51

Appointed as a director of National Grid and of National Grid Company in August 1997. Formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance. He is a non-executive director of Energis and of Michael Page International PLC and a member of the Financial Reporting Review Panel.

Rick Sergel, Group Director, North America, 52

Appointed as a director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and a director of National Grid USA. From February 1998 until the acquisition of NEES by the Group, he served as its president and chief executive officer. His previous positions with NEES include senior vice president in charge of retail operations and unregulated ventures, vice president and treasurer. He serves as chairman of the board of the distribution companies owned by National Grid USA and is also a non-executive director of State Street Corporation.

Steven Holliday, Group Director, UK and Europe, 45

Appointed as a director of National Grid and Chief Executive of National Grid Company in March 2001. Steven Holliday was an executive director of British Borneo Oil and Gas. Prior to this he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas.

Edward Astle, Group Director, Telecommunications, 47

Appointed as a director of National Grid in September 2001. Edward Astle was managing director of BICC Communications from 1997 to 1999. Prior to that he held a number of positions with Cable & Wireless. He is chairman of 3G Lab Ltd and a non-executive director of Intec Telecom Systems plc and Ilotron Limited.

Bob Faircloth, Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees, 65

Appointed as a director of National Grid in 1995, Bob Faircloth was chief operating officer and an executive director of BTR until 1995 and a non-executive director until May 1998. Before joining BTR in 1980, Bob Faircloth held technical and management posts, mainly in the petrochemicals and paper industries in Canada and Europe. He is engaged in international management consulting with involvement with international banks, industrial companies and government agencies.

John Grant, Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees, 56

Appointed as a director of National Grid in 1995, John Grant is executive chairman of Hasgo Group Limited and of Peter Stubs Limited. He was chief executive of Ascot Plc from 1997 to June 2000, finance director of Lucas Industries plc (subsequently LucasVarity plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including vice president, Ford of Europe, director of corporate strategy, Ford USA and executive deputy chairman of Jaguar. He is also a non-executive director of Torotrak plc, Corac Group Plc and Cordex plc.

Paul Joskow, Non-executive Director and a member of the Audit Committee, 54

Appointed as director of National Grid in 2000, Paul Joskow is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT) and is director of the MIT Center for Energy and Environmental Policy Research. He is a research associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul Joskow served as a director of NEES from 1987 until its acquisition by the Group. He is a Trustee of the Putman Mutual Funds, a director of State Farm Indemnity Company and a director of the Whitehead Institute for Biomedical Research.

Richard Reynolds, Non-executive Director and a member of the Audit and Remuneration Committees, 62

Appointed as a director of National Grid in 1998, Richard Reynolds was a director of GEC from 1986 to 1995. He was managing director of GEC Telecommunications and became managing director of GPT on the merger of the GEC and Plessey telecommunications companies. He was also chairman of GPT and is currently chairman of Wavionix Software Limited. He is also a non-executive director of Photobition Group plc and Telme Group plc.

William E. Davis, 59

Appointed chairman and chief executive of Niagara Mohawk on 17 March 1999, William Davis joined Niagara Mohawk in 1990 and became chairman and chief executive of Niagara Power Corporation in 1993. He was previously an Executive Deputy Commissioner with the New York State Energy Office. He is also a member of a number of boards and committees including The Business Council of New York State, Inc., Edison Electric Institute, Energy Association of New York and Syracuse University.

Dr Bonnie G. Hill, 60

Elected as a non-executive director of Niagara Mohawk in 1991, Bonnie Hill is chair of the Committee of Corporate Public Policy and Environmental Affairs and a member of both the Executive and Compensation and Succession Committees. Prior to July 2001, she was president and chief executive officer of The Times Mirror Foundation and was senior vice president of the Los Angeles Times newspaper. Bonnie Hill is involved in a variety of civic, educational and community bodies and serves on the boards of AK Steel Corporation, Hershey Foods Corporation and The Home Depot, Inc. She is president of B. Hill Enterprises, LLC, a consulting firm, and the chief operating officer of Icon Blue, a brand marketing company.

5.  Material contracts

5.1 New National Grid and the National Grid Group

Save for the contracts described in this section 5.1 and the agreements which have been made available for inspection within the last two years being:

(i) the Merger Agreement summarised in the circular to National Grid Shareholders dated 2 January 2001;

(ii) the trust deeds, subscription agreements and paying agency agreements relating to the (E)1,250,000,000 5.25 per cent. guaranteed bonds due 2006 and the (E)750,000,000 6.125 per cent. guaranteed bonds due 2001 issued by NGG Finance plc and guaranteed by National Grid, which were summarised in the offering circular issued by NGG Finance plc on 20 August 2001; and

(iii) the trust deeds subscription agreements and paying agency agreements relating to the (L)200,000,000 3.806 per cent. Retail Price Index-linked bonds due 2020, the (L)40,000,000 3.589 per cent. limited Retail Price Index-linked bondsdue 2030 and the (L)360,000,000 6.50 per cent. bonds due 2028 issued by National Grid Company, which were summarised in the offering circular issued by National Grid Company on 23 July 2001;

no contracts (other than contracts entered into in the ordinary course of business) have been entered into by New National Grid or any member of the
Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which New National Grid or any member of the Group has any obligation or entitlement which is material to New National Grid or the Group as at the date of this document.

5.1.1 A credit agreement dated 22 November 2001 (the "Credit Agreement") between (1) New National Grid (as guarantor and borrower); (2) NGG Finance plc ("NGGF") (as borrower); (3) National Grid (as guarantor and borrower); (4) Dresdner Kleinwort Wasserstein Limited, J.P. Morgan plc, ABN AMRO Bank N.V., Bank of America Securities, The Bank of Tokyo-Mitsubishi Ltd, Barclays Capital, Bayerische Landesbank Girozentrale London Branch, Citibank N.A., HSBC Investment Bank plc and TD Bank Europe Limited (the "Arrangers"); (5) HSBC Investment Bank plc (the "Agent"); (6) HSBC (USA) Inc. (the "Swingline Agent"); and (7) certain banks and financial institutions (the "Banks") which provides for:

     (a) a US$1.7 billion committed 364 day dollar denominated multicurrency revolving credit facility extending for a further 364 days (subject to the consent of each Bank in relation to extension of that Bank's commitment) and/or converting to a term loan maturing no later than the third anniversary of signing of the Credit Agreement (at the option of the listed National Grid Group holding company from time to time) to be made available to the listed National Grid Group holding company from time to time, National Grid, NGGF or any approved nominated subsidiary and to be used in or towards financing the Acquisition (together with acquisition costs and other expenses and the refinancing of existing Niagara Mohawk borrowings) ("Facility A");

     (b) a US$600 million committed dollar denominated multicurrency five year revolving credit facility including a US$300 million swingline facility to be made available to the listed National Grid Group holding company from time to time, National Grid, NGGF and approved nominated subsidiaries and to be used for general corporate purposes ("Facility B") (Facility B together with Facility A being the "Facilities").

     The rate of interest payable on the Facilities is LIBOR together with margins of 37.5 basis points for Facility A and 42.5 basis points for Facility B which margins may be increased or reduced according to certain formulae depending on percentage utilisation and partial cancellation. Interest on the swingline facility would be the higher of the Swingline Agent's prime rate and the Federal Funds Rate.

     Certain fees and expenses will be payable in connection with the Credit Agreement including a bookrunners' fee, underwriting and participation fees, commitment fees and agency fees.

5.1.2 A letter agreement dated 20 November 2001 between New National Grid, National Grid Company, National Grid and the European Investment Bank ("EIB"), setting out the terms under which a guarantee to be given by New National Grid in respect of the obligations of National Grid Company under a finance contract for (L)200 million between EIB and National Grid Company will become effective.

5.1.3 The Exchangeable Bonds Trust Deed relating to the substitution of New National Grid for National Grid as the issuer of shares under the exchange right in relation to the Exchangeable Bonds.

5.1.4    The Undertaking.

5.1.5 The Sponsor's Agreement which provides for the payment by New National Grid (or, if the Scheme does not become effective or New National Grid fails to pay, National Grid) of certain expenses incurred by Rothschild in connection with the Sponsor's Agreement and Admission, including its legal fees. The Sponsor's Agreement contains (i) certain warranties by New National Grid and National Grid as to the accuracy of the information contained in the Listing Particulars, and in relation to other matters relating to the National Grid Group and its businesses;
         (ii) an indemnity from New National Grid and, to the extent lawful, National Grid in favour of Rothschild; and (iii) certain undertakings from New National Grid and National Grid relating, inter alia, to consultation with, and the provision of information to, Rothschild in its capacity as sponsor. The Sponsor's Agreement also sets out certain circumstances in which it will or may be terminated.

5.2      Niagara Mohawk

Save for the contracts described in this section 5.2, no contracts (not being contracts entered into in the ordinary course of business) have been entered into by any member of the Niagara Mohawk Group: (a) within the two years immediately preceding the date of this document which are, or may be, material; or (b) which contain any provision under which any member of the Niagara Mohawk Group has any obligation or entitlement which is material to the Niagara Mohawk Group as at the date of this document.

(i)     the Merger Agreement;

(ii) an Asset Purchase and Sale Agreement dated as of 7 August 2000, and made by and among Niagara Mohawk Power, Central Hudson, Consolidated Edison Company of New York, Inc. ("Con Ed"), and Dynegy Power Corp. ("Dynegy"), whereby:

        (a) Dynegy agreed to purchase the Roseton generating facility and related assets;

        (b) Dynegy agreed to purchase and assume Niagara Mohawk Power's 25 per cent. undivided interest in the assets acquired under the Asset Purchase and Sale Agreement for $78.8 million, plus $1.2 million for retained facilities; and

        (c) Dynegy assumed most of Niagara Mohawk Power's obligations as related to the assets, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, liabilities for stores in transit, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date;

(iii) an Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, Constellation Nuclear and Constellation Energy Group, Inc., as Guarantor of Constellation Nuclear, whereby:

        (a) Constellation Nuclear agreed to purchase the Nine Mile Point No. 1 nuclear generating facilities from Niagara Mohawk Power;

        (b) Constellation Nuclear agreed to pay $235.2 million (subject to adjustment) to Niagara Mohawk Power for the assets acquired under the Asset Purchase Agreement; and

        (c) Constellation Nuclear assumed most of Niagara Mohawk Power's obligations as related to the Nine Mile Point No. 1 nuclear generating facilities, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date;

(iv) an Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power, RG&E, Central Hudson, NYSEG, Constellation Nuclear and Constellation Energy Group, Inc. as Guarantor of Constellation Nuclear, whereby:

        (a) Constellation Nuclear agreed to purchase Niagara Mohawk Power's 41 per cent. interest in the Nine Mile Point No. 2 nuclear generating facilities from Niagara Mohawk Power, together with the interests of RG&E, Central Hudson and NYSEG in Nine Mile Point No. 2 (a total of 82 per cent. of the interests in Nine Mile Point No. 2);

        (b) Constellation Nuclear agreed to pay an aggregate of $582.8 million (subject to adjustment) to Niagara Mohawk Power and the other sellers for the assets acquired under the Asset Purchase Agreement; and

        (c) Constellation Nuclear assumed most of the sellers' obligations as related to the Nine Mile Point No. 2 nuclear generating facilities, including responsibility for all liabilities and obligations of Niagara Mohawk Power under transferable permits associated with the assets, contractual obligations relating to the assets, certain liabilities and obligations with respect to the employees employed at the facilities, and responsibility for environmental conditions at the facilities except for pre-closing violations and off-site (not including migration of waste) disposal, storage, and discharge of waste occurring prior to the closing date; and

(v) a Stock Purchase Agreement dated as of 28 September 2001 and made between Niagara Mohawk and Select Energy, Inc. ("Select") whereby:

        (a) Select agreed to purchase all of the outstanding shares of Niagara Mohawk Energy Marketing, Inc., an indirect wholly-owned subsidiary of Niagara Mohawk; and

        (b) Select agreed to pay $38.5 million (subject to adjustment) to Niagara Mohawk for the outstanding shares to be acquired under the Stock Purchase Agreement.

6.  Litigation

6.1      New National Grid and National Grid Group

There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which New National Grid or National Grid is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of New National Grid, National Grid or the Group.

6.2      Niagara Mohawk

6.2.1 On 12 November 1993, Fourth Branch Associates Mechanicville ("FBAM") filed an action against Niagara Mohawk Power and various officers, directors and employees of Niagara Mohawk Power for fraud, negligence and misrepresentation, breach of contract, breach of a duty of good faith and fair dealing and intentional destruction of business. In its complaint, FBAM sought compensatory and punitive damages. Subsequently, FBAM discontinued its action with respect to the individual defendants and eleven of the thirteen original causes of action were dismissed, leaving only two causes of action which seek recovery for alleged breach of contract and an alleged breach of a duty of good faith and fair dealing by Niagara Mohawk Power. Discovery proceedings have been completed. FBAM filed a Trial Term Note of Issue on 30 August 2001 placing the case on the Albany County Supreme Court trial calendar and the case was assigned a trial date of 1 April 2002. A pre-trial conference was held on 9 October 2001 and a motion for summary judgment was filed on behalf of Niagara Mohawk Power on 15 November 2001.

         FBAM submitted an amended unilateral offer of settlement to FERC and Niagara Mohawk Power responded to this offer. On 23 November 1999, FERC issued a comprehensive order rejecting FBAM's unilateral offer of settlement, dismissing FBAM's complaint of anti-competitive conduct by Niagara Mohawk Power, and determining that there had been an implied surrender of the FERC licence for the Mechanicville Project. A petition for rehearing was denied. On 21 April 2000, FBAM filed a Petition for review of the FERC orders with the US Court of Appeals for the D.C. Circuit, which is still pending. On 16 August 2000, FERC staff directed Niagara Mohawk Power and FBAM to file a plan to cover decommissioning or any other proposed alternatives and both parties have submitted such plans.

         Niagara Mohawk Power believes that it has meritorious defences to the remaining claims of FBAM and intends to defend them vigorously. At the present time, Niagara Mohawk is unable to estimate the exposure, if any, which Niagara Mohawk Power might incur as a result of this litigation.

6.2.2 On 25 May 2000, the New York State Department of Environmental Conservation ("DEC") issued an air pollution notice of violation to Niagara Mohawk regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. ("NRG"), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk and NRG that they will be seeking substantial fines against Niagara Mohawk and NRG as well as the imposition of pollution controls. It is Niagara Mohawk's position that the cost of pollution controls should be borne by NRG.

         In May 2001, the New York State Attorney General advised Niagara Mohawk and NRG of its intent to file suit on or after 16 July 2001, alleging that the plants are in violation of the federal Clean Air Act. However, there has been no action from the Attorney General to date. On 13 July 2001, Niagara Mohawk filed a declaratory judgement action against NRG in New York State Supreme Court. Niagara Mohawk is seeking a declaratory judgement that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced enforcement action. This litigation is currently in the discovery phase.

         Niagara Mohawk is unable to predict whether or not the results of this enforcement action will have an adverse material effect on its financial position and results of operation or whether Niagara Mohawk's action against NRG will be successful.

6.2.3 Save as disclosed in this section 6.2, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which New National Grid or National Grid are aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Niagara Mohawk Group.

7.       Significant change

7.1 There has been no significant change in the financial or trading position of New National Grid and its subsidiary since 31 March 2001, the date to which the last audited financial statements of New National Grid were made up.

7.2 There has been no significant change in the financial or trading position of National Grid and its subsidiaries since 30 September 2001, the date to which the last unaudited interim financial statements of National Grid were made up.

7.3 Save for the sale of Niagara Mohawk's interests in the Nine Mile Point nuclear generating facilities described in section 4 of Part II of this document, there has been no significant change in the financial or trading position of Niagara Mohawk and its subsidiaries since 30 September 2001, the date to which the last unaudited quarterly financial statements of Niagara Mohawk were made up.

8.       Additional information


8.1 N M Rothschild & Sons Limited is registered in England (number 925279) and has its registered office at New Court, St. Swithin's Lane, London EC4P 4DU. N M Rothschild & Sons Limited, which is regulated in the UK by the Financial Services Authority, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

8.2 Employees of N M Rothschild & Sons Limited who are advising National Grid and New National Grid in relation to the Acquisition, the Scheme, the proposed listing and admission to trading have an interest, in aggregate, in 868 National Grid Shares.

                                   DEFINITIONS


The following definitions apply throughout this document unless the context requires otherwise:

"Acquisition"                       the acquisition of Niagara Mohawk by
                                    National Grid Group pursuant to the Merger
                                    Agreement

"Act"                               the Companies Act 1985, as amended

"Admission"                         the admission of the New National Grid
                                    Shares to (i) the Official List; and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

"Admission and Disclosure
Standards"                          the requirements contained in the
                                    publication "Admission and Disclosure
                                    Standards" containing, inter alia, the
                                    admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities

"ADS"                               an American depositary share

"Authority"                         the Gas and Electricity Markets Authority

"Board" or "Directors"              the board of directors of National Grid or,
                                    following the Scheme becoming effective, New
                                    National Grid (as the context requires)
                                    listed in section 7.1 of Part VII of this document

"business day"                      any day other than a Saturday or Sunday on
                                    which banks are generally open for business in England and Wales

"CEC"                               Copperbelt Energy Corporation plc

"Citelec"                           Compania Inversora en Transmision Electrica
                                    CITELEC S.A.

"Closing Price"                     the closing middle market quotation of the
                                    relevant share as derived from the Daily
                                    Official List of the London Stock Exchange plc

"Company" or "National Grid"        National Grid Group plc

"Completion"                        the closing of the Acquisition following
                                    satisfaction or waiver of the conditions attaching to the Acquisition and the delivery of certificates of merger for filing with the Department of State of the State of New York and the Secretary of State of the State of Delaware in accordance with the Merger Agreement

"Court"                             the High Court of Justice of England and
                                    Wales

"Court Meeting"                     the meeting of National Grid Shareholders
                                    convened by direction of the Court pursuant to section 425 of the Act for 11.00 a.m. on 7 January 2002, to consider and, if thought fit, approve the Scheme, including any adjournment thereof

"Court Order"                       the Order of the Court sanctioning the
                                    Scheme under section 425 of the Act and
                                    confirming the reduction of the share
                                    capital of National Grid

"CREST" a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations)

"CREST Regulations"                 the Uncertificated Securities Regulations
                                    2001 (SI 2001 No. 3755) as from time to time amended

"Depositary"                        The Bank of New York, 101 Barclay Street,
                                    New York, NY 10286, USA

"Electronic Communications Order"   the Companies Act 1985 (Electronic
                                    Communications) Order 2000

"Energis Polska"                    Energis Polska Sp. zo.o

"EUA"                               Eastern Utilities Associates, which now
                                    forms part of National Grid USA

"Exchange Rate"                     the (L):$ Bank of England official closing
                                    exchange rate published daily on Reuters at 4 p.m.

"Exchangeable Bonds"                (L)460 million 4.25 per cent. unsecured
                                    exchangeable bonds due 2008 issued by
                                    National Grid Company exchangeable into
                                    National Grid Shares (or, following the
                                    Scheme becoming effective, New National Grid
                                    Shares)

"Exchangeable Bonds Trust Deed"     a supplemental trust deed dated 10 December
                                    2001 between National Grid Company, New
                                    National Grid, National Grid and The Law
                                    Debenture Trust Corporation p.l.c. (the
                                    "Trustee") relating to the substitution of New National Grid for National Grid as the issuer of shares under the exchange right in relation to the Exchangeable Bonds; and

"FERC"                              Federal Energy Regulatory Commission

"Financing Documents"               (a)      a credit agreement dated 22
                                             November 2001 between New National
                                             Grid (as borrower and guarantor),
                                             National Grid (as borrower and
                                             guarantor), NGG Finance plc (as
                                             borrower), various arrangers, HSBC
                                             Investment Bank plc as facility
                                             agent, HSBC Bank (USA) Inc. as
                                             swingline agent and various banks
                                             and financial institutions as
                                             lenders for various facilities
                                             totalling $2.3 billion; and

                                    (b)      a letter agreement dated 20
                                             November 2001 between New National
                                             Grid, National Grid Company,
                                             National Grid and the European
                                             Investment Bank ("EIB"), setting
                                             out the terms under which a
                                             guarantee to be given by New
                                             National Grid in respect of the
                                             obligations of National Grid
                                             Company under a finance contract
                                             for (L)200 million between EIB and
                                             National Grid Company will become
                                             effective

"GAAP"                              Generally Accepted Accounting Principles

"GridCom"                           GridCom Limited

"Group" or "National Grid Group"    National Grid (or, following the Scheme
                                    becoming effective, New National Grid) and its subsidiary undertakings (and "member of the

                                    National Grid Group" and "member of the
                                    Group" shall be construed accordingly)

"Intelig"                           Intelig Telecomunicacoes Limitada

"Listing Particulars"               the listing particulars dated 10 December
                                    2001 relating to New National Grid prepared in accordance with the Listing Rules

"Listing Rules"                     the listing rules of the UK Listing
                                    Authority, made under section 74 of the
                                    Financial Services and Markets Act 2000

"London Stock Exchange"             London Stock Exchange plc

"Manquehue net"                     Manquehue net S.A.

"Merger Agreement"                  the agreement and plan of merger and scheme
                                    of arrangement, dated as of 4 September 2000 and amended as of 1 December 2000 entered into between National Grid, New National
                                    Grid, Grid Delaware, Inc., a wholly-owned subsidiary of New National Grid, and Niagara
                                    Mohawk

"MW"                                megawatt, one million watts

"National Grid" or "Company"        National Grid Group plc

"National Grid ADSs"                ADSs of National Grid, each of which
                                    represents five National Grid Shares

"National Grid Company"             The National Grid Company plc, a
                                    wholly-owned subsidiary of National Grid, which, inter alia, owns and operates the high voltage electricity transmission system in England and Wales

"National Grid Group" or "Group"    National Grid (or, following the Scheme
                                    becoming effective, New National Grid) and its subsidiary undertakings (and "member of the National Grid Group" and "member of the Group" shall be construed accordingly)

"National Grid Share Schemes"       the existing employee share schemes and
                                    incentive plans operated by National Grid comprising the Executive Share Option Scheme
                                    (1990), Executive Share Option Plan 2000,
                                    Savings Related Share Option Scheme (1990),
                                    1999 Savings Related Share Option Scheme,
                                    Share Matching Scheme (1996), Profit Sharing
                                    Scheme (1990), 1999 US Employee Stock
                                    Purchase Plan, Incentive Compensation Plan,
                                    National Grid USA Incentive Thrift Plans and
                                    Deferred Compensation Plan

"National Grid Shareholders"        holders of National Grid Shares

"National Grid Shares" or "Shares"  ordinary shares of 11 13/17 pence each in the capital of National Grid

"National Grid Special Share"       the special rights non-voting redeemable
                                    preference share of (L)1 in the capital of National Grid held by the Special
                                    Shareholder

"National Grid USA"                 National Grid USA, a wholly-owned subsidiary
                                    of National Grid and the US holding company which owns National Grid's US electricity operations

"NEES" New England Electric System, which now forms part of National Grid USA

"NEESCom"                           NEESCom, Inc.

"NEP"                               New England Power Corporation, Inc.

"NEPOOL"                            New England Power Pool

"New National Grid"                 New National Grid plc, which following
                                    implementation of the Scheme, will be the new holding company of National Grid

"New National Grid ADSs"            ADSs of New National Grid, each of which
                                    will represent five New National Grid Shares

"New National Grid Articles"        the Articles of Association of New National
                                    Grid

"New National Grid Share Plans"     the proposed new employee share plans
                                    summarised in section 11 of Part VII of this document and comprising the National Grid
                                    Executive Share Option Plan 2002, National
                                    Grid Employee Share Ownership Plan 2002 and the associated UK Trust, National Grid
                                    Savings Related Share Option Plan 2002,
                                    National Grid Employee Stock Purchase Plan
                                    2002, National Grid Share Matching Plan
                                    2002, National Grid USA Incentive Thrift
                                    Plans I and II, National Grid Employee Trust
                                    2002 and National Grid Qualifying Employee
                                    Share Ownership Trust (No. 2) 2002

"New National Grid Shares"          ordinary shares of 10 pence each in the
                                    capital of New National Grid

"New National Grid Special Share"   the special rights non-voting redeemable
                                    preference share of (L)1 in the capital of New National Grid to be issued to the Special Shareholder pursuant to the Scheme

"Niagara Mohawk"                    Niagara Mohawk Holdings, Inc.

"Niagara Mohawk Group"              Niagara Mohawk and its subsidiary
                                    undertakings (and "member of the Niagara
                                    Mohawk Group" shall be construed
                                    accordingly)

"Niagara Mohawk Power"              Niagara Mohawk Power Corporation, a wholly
                                    owned subsidiary of Niagara Mohawk

"Niagara Mohawk Shareholders"       holders of Niagara Mohawk Shares

"Niagara Mohawk Shares"             shares of Niagara Mohawk common stock

"NYPSC"                             New York Public Service Commission

"NYSE"                              New York Stock Exchange, Inc.

"Official List"                     the Official List of the UK Listing
                                    Authority

"Proposed Directors"                William E. Davis and Dr Bonnie G. Hill

"PKP"                               Polskie Koleje Panstwowe, the Polish
                                    national railway company

"Registrar of Companies"            the Registrar of Companies in Cardiff

"Rothschild"                        N M Rothschild & Sons Limited

"RTO" a regional transmission organisation, which is an organisation proposed by the FERC for the planning, operation and co-ordination of the transmission networks within a defined geographical region of the US

"Scheme" or "Scheme of Arrangement" the scheme of arrangement under section 425 of the Act set out in Part III of the Scheme
                                    Circular, in its original form or with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court

"Scheme ADSs"                       all National Grid ADSs in issue at 4.00 p.m.
                                    (New York time) on the Scheme Record Date

"Scheme Circular"                   the document dated 10 December 2001 sent to
                                    National Grid Shareholders containing, inter alia, the Scheme of Arrangement and the notice of the Court Meeting and the Scheme
                                    EGM

"Scheme Effective Date"             the date and time at which an office copy of
                                    the Court Order is registered by the
                                    Registrar of Companies and the Scheme
                                    becomes effective, expected to be in early
                                    2002

"Scheme EGM"                        the extraordinary general meeting of
                                    National Grid Shareholders to be held at
                                    11.15 a.m. (or if later, immediately
                                    following the conclusion or adjournment of the Court Meeting) on 7 January 2002, including any adjournment thereof

"Scheme Record Date"                the business day immediately preceding the
                                    Scheme Effective Date

"Scheme Shareholder"                a holder of Scheme Shares

"Scheme Shares"                     (a)      all National Grid Shares in issue
                                             at the date of the Scheme being 10
                                             December 2001;

                                    (b)      all (if any) additional National
                                             Grid Shares in issue 48 hours prior
                                             to the Court Meeting; and

                                    (c)      all (if any) further National Grid
                                             Shares which may be in issue
                                             immediately prior to the
                                             confirmation by the Court of the
                                             reduction of capital provided for
                                             under the Scheme in respect of
                                             which the original or any
                                             subsequent holders shall be bound
                                             or shall have agreed in writing to
                                             be bound by the Scheme

"SEC"                               US       Securities and Exchange Commission

"Secretary of State"                the UK Secretary of State for Trade and
                                    Industry

"Silica Networks"                   Silica Networks Company S.A.

"Special Shareholder"               the holder of the National Grid Special
                                    Share or the New National Grid Special
                                    Share, as the context so requires, being currently the Secretary of State

"Sponsor's Agreement"               An agreement dated 10 December 2001 between
                                    New National Grid, National Grid and
                                    Rothschild, whereby New National Grid has appointed Rothschild to act as its sponsor in connection with Admission.

"Sterling" or "(L)"                 the lawful currency for the time being in
                                    the UK

"Summary Listing Particulars"       these summary listing particulars,
                                    containing a summary of information derived from the Listing Particulars, prepared in accordance with the Listing Rules

"Transba"                           Empresa de Transporte de Energia Electrica
                                    por Distribucion Troncal de la Provincia de
                                    Buenos Aires Transba S.A.

"Transener"                         Compania de Transporte de Energia Electrica
                                    en Alta Tension Transener S.A.

"UK"                                the United Kingdom of Great Britain and
                                    Northern Ireland

"UK Listing Authority"              the United Kingdom Listing Authority

"UK Trust"                          the Rules and Trust Deed of the National
                                    Grid Employee Share Ownership Plan 2002 (UK
                                    Plan)

"uncertificated" or
"in uncertificated form"            recorded on the relevant register as being
                                    held in uncertificated form in CREST, and title to which, by virtue of the CREST
                                    Regulations, may be transferred by means of CREST

"Undertaking"                       the consent to the Scheme and the
                                    undertaking to be bound by its terms
                                    executed by New National Grid in favour of National Grid and dated 10 December 2001

"US" the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction

"US dollars" or "$"                 the lawful currency for the time being in
                                    the US